As filed with the Securities and Exchange Commission on September 28, 2007
Registration No. 333-144306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GRUBB & ELLIS COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6531	94-1424307
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 West Monroe Street, Suite 2800
Chicago, IL 60661
(312) 698-6700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark E. Rose
Chief Executive Officer and Director
Grubb & Ellis Company
500 West Monroe Street, Suite 2800
Chicago, IL 60661
(312) 698-6700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

C. Michael Kojaian Chairman of the Board Grubb & Ellis Company 500 West Monroe Street, Suite 2800 Chicago, IL 60661 (312) 698-6700	Clifford A. Brandeis, Esq. Zukerman Gore & Brandeis, LLP 875 Third Avenue New York, NY 10022 (212) 223-6700	Anthony W. Thompson Chairman of the Board Scott D. Peters Chief Executive Officer and President NNN Realty Advisors, Inc. 1551 North Tustin Avenue, Suite 300 Santa Ana, CA 92705 (714) 667-8252	Rosemarie Thurston, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 (404) 881-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement and the effective time of the merger of B/C Corporate Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Grubb & Ellis Company, a Delaware corporation, with and into NNN Realty Advisors, Inc., a Delaware corporation, as described in the Agreement and Plan of Merger, dated as of May 22, 2007, attached as Annex A to the joint proxy statement/prospectus forming part of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2007

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Grubb & Ellis Company and NNN Realty Advisors, Inc. have each approved a merger agreement which provides for the combination of the two companies, with NNN Realty Advisors continuing as a wholly owned subsidiary of Grubb & Ellis. The boards of directors of Grubb & Ellis and NNN Realty Advisors believe that the combined company will be able to create substantially more long-term stockholder value than either company could individually achieve.

If the merger is completed, NNN Realty Advisors’ stockholders will have the right to receive 0.88 of a share of common stock of Grubb & Ellis for each share of NNN Realty Advisors common stock that they own immediately before the effective time of the merger. Upon the completion of the merger, it is expected that NNN Realty Advisors stockholders will own approximately 59% of the outstanding common stock of Grubb & Ellis and Grubb & Ellis stockholders will own approximately 41% of the outstanding common stock of Grubb & Ellis.

The shares of Grubb & Ellis common stock will continue to be traded on the New York Stock Exchange, or the NYSE, under the symbol “GBE”. On          , 2007, the last practicable day before the mailing of this document, the closing price per share of Grubb & Ellis common stock as reported by the NYSE was $                . Based on this price, stockholders of NNN Realty Advisors would receive $      worth of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock, and an aggregate of up to $      for all of the shares of NNN Realty Advisors common stock.

YOUR VOTE IS IMPORTANT.  The merger cannot be completed unless, among other things, holders of NNN Realty Advisors common stock vote to adopt the merger agreement and holders of Grubb & Ellis common stock vote to approve the amendments to the Grubb & Ellis charter, approve the issuance of Grubb & Ellis common stock to the NNN Realty Advisors stockholders in the merger and elect the proposed board of directors of Grubb & Ellis.

The Grubb & Ellis Board of Directors, by unanimous vote of the directors voting on the matter, recommends that Grubb & Ellis stockholders vote “FOR” the amendment to the Grubb & Ellis charter to increase the authorized number of shares of common stock, “FOR” the amendment to the Grubb & Ellis charter to increase the authorized number of shares of preferred stock, “FOR” the amendment to the Grubb & Ellis charter to provide for a classified Board of Directors, “FOR” the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger and “FOR” the election of the proposed Board of Directors.

The NNN Realty Advisors Board of Directors, by unanimous vote of the directors voting on the matter, recommends that NNN Realty Advisors stockholders vote “FOR” the adoption of the merger agreement.

Grubb & Ellis and NNN Realty Advisors will each hold a special meeting of their respective stockholders to vote on these proposals. Whether or not you plan to attend your company’s special meeting, please take the time to vote by completing and mailing the enclosed proxy card, by submitting your proxy by telephone, or, if you are a Grubb & Ellis stockholder, by submitting your proxy through the Internet, using the procedures in the proxy voting instructions included with your proxy card. Even if you return the proxy, you may attend the special meeting and vote your shares in person.

This document describes the proposed merger and related transactions in more detail. Grubb & Ellis and NNN Realty Advisors encourage you to read this entire document carefully, including the merger agreement, which is included as Annex A to this document, and the section entitled “Risk Factors” beginning on page 16.

Grubb & Ellis and NNN Realty Advisors look forward to the successful combination of the two companies.

C. Michael Kojaian	Anthony W. Thompson
Chairman of the Board	Chairman of the Board
Grubb & Ellis Company	NNN Realty Advisors, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in this joint proxy statement/prospectus or the Grubb & Ellis common stock to be issued pursuant to the merger or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated          , 2007 and, together with the accompanying proxy card, is first being mailed or otherwise delivered to stockholders of Grubb & Ellis and NNN Realty Advisors on or about          , 2007.

THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about Grubb & Ellis from other documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. For a list of the documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 217. You can obtain electronic or hardcopy versions of the documents that are incorporated by reference into this document, without charge, from the Investor Relations section of the Grubb & Ellis website or by requesting them in writing or by telephone as set forth below:

Electronic:	www.grubb-ellis.com
(please see the “Information Request” page in the Investor Relations portion of the site)

By Mail:	Grubb & Ellis Company
500 West Monroe Street, Suite 2800
Chicago, IL 60661
Attention: Investor Relations
E-mail Address: Janice.McDill@grubb-ellis.com

By Telephone:     (312)-698-6700

TO OBTAIN TIMELY DELIVERY OF YOUR REQUESTED DOCUMENTS, YOU MUST DELIVER YOUR REQUEST NO LATER THAN FIVE (5) BUSINESS DAYS BEFORE THE SPECIAL MEETING. THE LATEST DATE YOU MAY DELIVER YOUR REQUEST IS          , 2007.

VOTING ELECTRONICALLY, BY TELEPHONE OR BY MAIL

Grubb & Ellis stockholders of record on          , 2007 may submit their proxies:

•	through the Internet, by visiting the website established for that purpose at and following the instructions; or

•	by telephone, by calling the toll-free number in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions; or

•	by mail, by marking, signing, and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided or pursuant to the instructions set out in the proxy card.

NNN Realty Advisors stockholders of record on          , 2007 may submit their proxies:

•	by mail, by marking, signing, and dating the enclosed WHITE proxy card and returning it in the postage-paid envelope provided or pursuant to the instructions set out in the proxy card; or

•	by telephone, by calling the toll-free number in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions.

If you are a beneficial owner, please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

NOTICE OF SPECIAL MEETING IN LIEU OF
ANNUAL MEETING OF STOCKHOLDERS
To Be Held On          , 2007

Dear Stockholder:

A special meeting in lieu of annual meeting of stockholders of Grubb & Ellis Company, or the Grubb & Ellis special meeting, will be held on          , 2007 at   a.m., Central Time, at          , Chicago, Illinois          .

The purpose of the Grubb & Ellis special meeting is to consider and to vote upon the proposals to:

1.	approve the amendment to the Grubb & Ellis Amended and Restated Certificate of Incorporation, or the Grubb & Ellis charter, immediately prior to the effective time of the proposed merger of Grubb & Ellis and NNN Realty Advisors, Inc., or the merger, to increase the authorized number of shares of Grubb & Ellis common stock from 50 million to 100 million;

2.	approve the amendment to the Grubb & Ellis charter, immediately prior to the effective time of the merger, to increase the authorized number of shares of Grubb & Ellis preferred stock from one million to 10 million;

3.	approve the amendment to the Grubb & Ellis charter, immediately prior to the effective time of the merger, to provide for a classified board of directors comprising three classes of directors;

4.	approve the issuance of shares of Grubb & Ellis common stock to stockholders of NNN Realty Advisors, Inc. on the terms and conditions set out in the Agreement and Plan of Merger, dated as of May 22, 2007, by and among Grubb & Ellis, NNN Realty Advisors and B/C Corporate Holdings, Inc., a wholly owned subsidiary of Grubb & Ellis;

5.	elect the proposed director nominees to the board of directors, which includes six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis; and

6.	approve an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the foregoing proposals if there are not sufficient votes for the proposals.

The Grubb & Ellis Board of Directors has determined, by unanimous vote of the directors voting on the matter, that the amendments to the Grubb & Ellis charter, the share issuance and the election of the proposed board of directors are advisable and in the best interests of Grubb & Ellis and its stockholders and recommends that Grubb & Ellis stockholders vote “FOR” the amendment to the Grubb & Ellis charter to increase the authorized shares of Grubb & Ellis common stock, “FOR” the amendment to the Grubb & Ellis charter to increase the authorized shares of Grubb & Ellis preferred stock, “FOR” the amendment to the Grubb & Ellis charter to provide for a classified board of directors, “FOR” the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, “FOR” the election of the proposed board of directors and “FOR” the adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the proposals.

Entities affiliated with the Chairman of the Board of Grubb & Ellis, which collectively own approximately 40% of the outstanding shares of Grubb & Ellis common stock, have agreed to vote their shares in favor of the amendments to the Grubb & Ellis charter, the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, the election of the proposed board of directors and the adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the amendments and the stock issuance.

Your failure to vote will have the same effect as a vote against the approval of the Grubb & Ellis charter amendments and will make it more difficult to obtain (a) the necessary quorum and the NYSE vote cast threshold for purposes of approving the share issuance, and (b) the necessary quorum for purposes of electing the proposed board of directors. Therefore, your vote is very important.

The close of business on          , 2007 has been fixed as the record date for the determination of Grubb & Ellis stockholders entitled to notice of, and to vote at, the Grubb & Ellis special meeting or any adjournments or postponements of the Grubb & Ellis special meeting. Only holders of Grubb & Ellis common stock of record at the close of business on          , 2007 are entitled to notice of, and to vote at, the Grubb & Ellis special meeting or any adjournments or postponements of the Grubb & Ellis special meeting. A list of the holders of Grubb & Ellis common stock entitled to vote at the Grubb & Ellis special meeting will be available for examination by any Grubb & Ellis stockholder, for any purpose pertaining to the Grubb & Ellis special meeting, at Grubb & Ellis’ principal executive offices at 500 West Monroe Street, Suite 2800, Chicago, Illinois 60661, for a period of ten (10) days before the Grubb & Ellis special meeting, between the hours of 9:00 a.m. and 3:00 p.m., and at the Grubb & Ellis special meeting during the entire time of the meeting.

We direct your attention to the joint proxy statement/prospectus accompanying this notice for a more complete statement regarding the matters proposed to be acted upon at the meeting. We encourage you to read the entire joint proxy statement/prospectus carefully, including the merger agreement, which is included as Annex A to the joint proxy statement/prospectus, and the section entitled “Risk Factors” beginning on page 16 of the joint proxy statement/prospectus.

SO THAT YOUR SHARES WILL BE REPRESENTED WHETHER OR NOT YOU ATTEND THE GRUBB & ELLIS SPECIAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE BY MAIL, BY TELEPHONE OR THROUGH THE INTERNET. INSTRUCTIONS ON THESE DIFFERENT WAYS TO VOTE YOUR PROXY ARE FOUND ON THE ENCLOSED WHITE PROXY CARD. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE GRUBB & ELLIS SPECIAL MEETING. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY!

By Order of the Board of Directors,

C. Michael Kojaian
Chairman of the Board

          , 2007

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On          , 2007

Dear NNN Realty Advisors Stockholder:

NNN Realty Advisors is pleased to invite you to attend a special meeting of the stockholders of NNN Realty Advisors, Inc. which will be held on          , 2007 at   a.m., Pacific Time, at its corporate headquarters at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.

The purpose of the NNN Realty Advisors special meeting is to consider and to vote upon the proposals to:

1.	adopt the Agreement and Plan of Merger, or the merger agreement, dated as of May 22, 2007, by and among Grubb & Ellis Company, NNN Realty Advisors and B/C Corporate Holdings, Inc., a wholly owned subsidiary of Grubb & Ellis, a copy of which is attached as Annex A to the joint proxy statement/prospectus, pursuant to which NNN Realty Advisors will become a wholly owned subsidiary of Grubb & Ellis; and

2.	approve an adjournment or postponement of the NNN Realty Advisors special meeting, including, if necessary, to solicit additional proxies in favor of the adoption of the merger agreement if there are not sufficient votes for that proposal.

The NNN Realty Advisors Board of Directors has determined, by a unanimous vote of the directors voting on the matter, that the merger agreement and the transactions contemplated by it, including the merger, are advisable and in the best interests of NNN Realty Advisors and its stockholders, unanimously approved and adopted the merger agreement and the transactions contemplated by it, including the merger, and recommends that the NNN Realty Advisors stockholders vote “FOR” the adoption of the merger agreement and “FOR” the adjournment or postponement of the NNN Realty Advisors special meeting, including if necessary, to solicit additional proxies in favor of such adoption.

Certain members of management and the board of directors of NNN Realty Advisors, who collectively own approximately 28% of the outstanding shares of NNN Realty Advisors common stock, have agreed to vote their shares in favor of the adoption of the merger agreement.

Grubb & Ellis and NNN Realty Advisors cannot complete the merger unless the proposal to adopt the merger agreement is approved by holders of a majority of the outstanding shares of NNN Realty Advisors common stock entitled to vote at the NNN Realty Advisors special meeting.

Your failure to vote will have the same effect as a vote against the adoption of the merger agreement. Therefore, your vote is very important.

The close of business on          , 2007 has been fixed as the record date, which is referred to as the NNN Realty Advisors record date, for the determination of NNN Realty Advisors stockholders entitled to notice of, and to vote at, the NNN Realty Advisors special meeting or any adjournments or postponements of the NNN Realty Advisors special meeting. Only holders of record of NNN Realty Advisors common stock at the close of business on the NNN Realty Advisors record date are entitled to notice of, and to vote at, the NNN Realty Advisors special meeting. A complete list of stockholders entitled to vote at the NNN Realty Advisors special meeting will be available for examination by any of NNN Realty Advisors’ stockholders at NNN Realty Advisors’ headquarters at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705 for purposes pertaining to the NNN Realty Advisors special meeting, during normal business hours, for a period of ten (10) days before the NNN Realty Advisors special meeting, and at the time and place of the NNN Realty Advisors special meeting.

We direct your attention to the joint proxy statement/prospectus accompanying this notice for more detailed information regarding the matters proposed to be acted upon at the NNN Realty Advisors special meeting. You are encouraged to read the entire joint proxy statement/prospectus carefully, including the merger agreement, which is included as Annex A to the joint proxy statement/prospectus, and the section entitled “Risk Factors” beginning on page 16 of the joint proxy statement/prospectus.

SO THAT YOUR SHARES WILL BE REPRESENTED WHETHER OR NOT YOU ATTEND THE NNN REALTY ADVISORS SPECIAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE BY MAIL OR BY TELEPHONE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE NNN REALTY ADVISORS SPECIAL MEETING. INSTRUCTIONS ON THESE DIFFERENT WAYS TO VOTE YOUR PROXY ARE FOUND ON THE ENCLOSED WHITE PROXY CARD. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE NNN REALTY ADVISORS SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT PROMPTLY.

By Order of the Board of Directors,

Anthony W. Thompson
Chairman of the Board

          , 2007

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of Grubb & Ellis or NNN Realty Advisors, may have regarding the merger and the other matters being considered at the stockholders’ meetings and the answers to those questions. Grubb & Ellis and NNN Realty Advisors urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the stockholders’ meetings. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Grubb & Ellis and NNN Realty Advisors have agreed to combine the two companies pursuant to the terms of the Agreement and Plan of Merger, or the merger agreement, dated as of May 22, 2007, that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Q:	What will happen in the transaction?

A:	In the merger, a wholly owned subsidiary of Grubb & Ellis will be merged with and into NNN Realty Advisors with NNN Realty Advisors surviving the merger as a wholly owned subsidiary of Grubb & Ellis. NNN Realty Advisors stockholders will have their shares of NNN Realty Advisors common stock converted into the right to receive newly issued shares of common stock of Grubb & Ellis, and Grubb & Ellis stockholders will retain their existing shares of Grubb & Ellis common stock. Grubb & Ellis and NNN Realty Advisors expect that, upon completion of the merger, approximately 59% of the outstanding common stock of Grubb & Ellis will be held by former NNN Realty Advisors stockholders, and approximately 41% of the outstanding common stock of Grubb & Ellis will be held by existing Grubb & Ellis stockholders.

Immediately prior to the effective time of the merger, Grubb & Ellis’ Amended and Restated Certificate of Incorporation, which is referred to as the Grubb & Ellis charter, will be amended to increase the number of authorized shares of Grubb & Ellis common stock from 50 million to 100 million, to increase the number of authorized shares of Grubb & Ellis preferred stock from one million to 10 million, and to provide for a classified board of directors. These changes are described under the section entitled “Grubb & Ellis Charter Amendments” beginning on page 203.

Q:	What will I receive in the merger?

A:	Grubb & Ellis Stockholders. Each share of Grubb & Ellis common stock held by Grubb & Ellis stockholders immediately before the merger will continue to represent one share of Grubb & Ellis common stock after the effective time of the merger. In other words, Grubb & Ellis stockholders will receive no consideration in the merger.

NNN Realty Advisors Stockholders. For each share of NNN Realty Advisors common stock held, NNN Realty Advisors stockholders will have the right to receive 0.88 of a share of Grubb & Ellis common stock, provided, however, in no event will Grubb & Ellis issue more than an aggregate of 38,533,094 shares of its common stock in respect of NNN Realty Advisors common stock, which includes Grubb & Ellis common stock issued in exchange for shares of NNN Realty Advisors restricted stock, but excludes shares of Grubb & Ellis common stock underlying Grubb & Ellis options to be granted in exchange for NNN Realty Advisors options. NNN Realty Advisors stockholders will receive cash for any fractional shares of Grubb & Ellis common stock that they would otherwise receive in the merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of Grubb & Ellis common stock to which the NNN Realty Advisors stockholder would be entitled to receive in the merger by the closing sale price of a share of Grubb & Ellis common stock on the first trading day immediately following the effective time of the merger. Please see “The Merger — Merger Consideration” beginning on page 89.

Q:	When and where are the Grubb & Ellis and NNN Realty Advisors special meetings?

A:	Grubb & Ellis Special Meeting. A special meeting of Grubb & Ellis stockholders, which is referred to as the Grubb & Ellis special meeting, will be held on , 2007 at a.m., Central Time, at , Chicago, Illinois to consider and vote on proposals related to the merger.

NNN Realty Advisors Special Meeting. A special meeting of NNN Realty Advisors stockholders, which is referred to as the NNN Realty Advisors special meeting, will be held on , 2007 at a.m., Pacific Time, at NNN Realty Advisors’ corporate headquarters at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705 to consider and vote on proposals related to the merger.

Q:	What vote of the Grubb & Ellis stockholders is required?

A:	Grubb & Ellis stockholders are being asked to approve five separate proposals that are necessary to complete the merger. The completion of the merger requires:

1. the approval of the amendment to the Grubb & Ellis charter to increase the authorized Grubb & Ellis common stock by holders of Grubb & Ellis common stock representing a majority of the outstanding shares entitled to vote at the Grubb & Ellis special meeting;

2. the approval of the amendment to the Grubb & Ellis charter to increase the authorized Grubb & Ellis preferred stock by holders of Grubb & Ellis common stock representing a majority of the outstanding shares entitled to vote at the Grubb & Ellis special meeting;

3. the approval of the amendment to the Grubb & Ellis charter to provide for a classified board of directors by holders of Grubb & Ellis common stock representing a majority of the outstanding shares entitled to vote at the Grubb & Ellis special meeting;

4. the approval of the issuance of shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger by holders of Grubb & Ellis common stock representing at least a majority of the votes cast in person or by proxy at such meeting, so long as the total number of votes cast on the proposal represents over 50% of the total number of votes entitled to be cast by holders of the outstanding common stock; and

5. the election of the proposed board of directors by holders of Grubb & Ellis common stock representing at least a plurality of the votes cast in person or by proxy at such meeting, so long as the total number of votes entitled to be cast by holders present, in person or by proxy, at such meeting represents over 50% of the total number of votes entitled to be cast by holders of the outstanding common stock.

The Grubb & Ellis Board of Directors recommends that Grubb & Ellis stockholders vote “FOR” the amendment to the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis common stock, “FOR” the amendment to the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis preferred stock, “FOR” the amendment to the Grubb & Ellis charter to provide for a classified board of directors, “FOR” the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in connection with the merger and “FOR” the election of the proposed board of directors.

Q:	What vote of the NNN Realty Advisors stockholders is required?

A:	NNN Realty Advisors stockholders are being asked to adopt the merger agreement, which requires the approval of the holders of a majority of the outstanding shares of NNN Realty Advisors common stock entitled to vote at the NNN Realty Advisors special meeting.

The NNN Realty Advisors Board of Directors recommends that NNN Realty Advisors stockholders vote “FOR” the adoption of the merger agreement.

Q:	Why is my vote important?

A:	In order to complete the merger, Grubb & Ellis stockholders must approve the amendments to the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis common stock and preferred

v

stock and to provide for a classified board of directors, the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, and the election of the proposed board of directors. NNN Realty Advisors stockholders must adopt the merger agreement.

If you are a Grubb & Ellis stockholder and you vote to “ABSTAIN” or do not vote (either in person or by proxy), or fail to direct your broker how to vote on the proxy card, it will have the following effects on each proposal:

• Proposal to approve the amendment to the Grubb & Ellis charter to increase the authorized Grubb & Ellis Common Stock:  If you vote to “ABSTAIN” or do not vote (either in person or by proxy), or fail to direct your broker how to vote, it will have the same effect as a vote “AGAINST” the proposal.

• Proposal to approve the amendment to the Grubb & Ellis charter to increase the authorized Grubb & Ellis Preferred Stock:  If you vote to “ABSTAIN” or do not vote (either in person or by proxy), or fail to direct your broker how to vote, it will have the same effect as a vote “AGAINST” the proposal.

• Proposal to approve the amendment to the Grubb & Ellis charter to provide for a classified board of directors:  If you vote to “ABSTAIN” or do not vote (either in person or by proxy), or fail to direct your broker how to vote, it will have the same effect as a vote “AGAINST” the proposal.

• Proposal to approve the issuance of shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger:  If you vote to “ABSTAIN” (either in person or by proxy), then your shares will be deemed cast and the abstention will have the same effect as a vote “AGAINST” the proposal. If you do not vote or fail to direct your broker how to vote, then your shares will not be deemed cast for voting purposes, and it will be more difficult to meet the New York Stock Exchange, or NYSE, requirement that the total votes cast on the proposal represent over 50% of all shares entitled to vote on the proposal.

• Proposal to elect the proposed board of directors:  If you vote to “ABSTAIN” (either in person or by proxy), or fail to direct your broker how to vote, then your shares will be deemed present for quorum purposes, but they will not be considered cast for voting on the election of directors. If you do not vote and do not attend the meeting, then your shares will not be deemed present at the meeting, and it will be more difficult to obtain the necessary quorum, which requires that at least a majority of all outstanding shares entitled to vote be present, in person or by proxy, at the meeting.

If you are a NNN Realty Advisors stockholder and you abstain from voting or do not vote (either in person or by proxy), it will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement and to approve the merger.

Q:	Are each of the Grubb & Ellis charter amendments, the issuance of Grubb & Ellis common stock in the merger and the election of the proposed board of directors each conditioned upon each other?

A:	Yes. The three proposals to amend the Grubb & Ellis charter, the proposal to issue shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger and the proposal to elect the proposed board of directors are each conditioned upon the approval of the others and the approval of each such proposal is a condition to completion of the merger. Neither the issuance of Grubb & Ellis common stock in connection with the merger, nor the three amendments to the Grubb & Ellis charter, nor the election of the proposed board of directors will take place unless all five of these proposals are approved by the Grubb & Ellis stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of all five proposals.

Q:	What do I do if I want to change my vote?

A:	If you are a holder of record, you can change your vote at any time before your proxy is voted at your stockholders’ special meeting. You can do this in one of four ways:

• you can send a signed notice of revocation;

• you can grant a new, valid proxy bearing a later date;

• you can vote again by telephone;

• you can vote again through the Internet (provided you are a Grubb & Ellis stockholder); or

• if you are a holder of record, you can attend the special meeting and vote in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must send your notice of revocation or your new proxy to your company’s Corporate Secretary at the address under “The Companies” beginning on page 137 no later than the beginning of the special meeting. If you are a Grubb & Ellis stockholder, you can find further details on how to revoke your proxy in “The Grubb & Ellis Special Meeting — Revocation of Proxies” beginning on page 197. If you are a NNN Realty Advisors stockholder, you can find further details on how to revoke your proxy in “The NNN Realty Advisors Special Meeting — Revocation of Proxies” beginning on page 201.

Q:	If my Grubb & Ellis shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker is not permitted to decide how your shares should be voted. Your broker will only vote your shares on a proposal if you provide your broker with voting instructions on that proposal. You should instruct your broker to vote your shares by following the directions that your broker provides you. Please check the voting information form used by your broker to see if it offers telephone or Internet voting.

A broker non-vote occurs when a beneficial owner fails to provide voting instructions to his or her broker as to how to vote the shares held by the broker in street name and the broker does not have discretionary authority to vote without instructions. Brokers do not have discretionary authority to vote on any of the Grubb & Ellis proposals. By signing your proxy card and returning it to your broker without specific instructions as to any proposal, your shares represented by that proxy will be voted in favor of that proposal. Any shares you beneficially own not identified as represented by that proxy will be considered broker non-votes.

Q:	What if I fail to instruct my broker with respect to those items that are necessary to consummate the merger?

A:	If you are a Grubb & Ellis stockholder:

• with respect to each of the three proposals to amend the Grubb & Ellis charter, a broker non-vote will be counted towards a quorum at the Grubb & Ellis special meeting, but will have the same effect as a vote “AGAINST” the proposal to amend the Grubb & Ellis charter;

• with respect to the proposal to issue shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, a broker non-vote will not be considered a “vote cast” for purposes of satisfying the NYSE requirement that the total number of votes cast be more than 50% of all shares entitled to vote on the matter, making it more difficult to reach this necessary threshold. However, if the vote cast threshold is satisfied, then a broker non-vote will have no effect on the proposal to issue shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger; and

• with respect to the proposal to elect the proposed board of directors, a broker non-vote will be considered as voting power present at the meeting for purposes of satisfying the quorum requirement. If the quorum requirement is satisfied, then a broker non-vote will have no effect on the proposal to elect the proposed Grubb & Ellis Board of Directors.

For additional information, see “The Grubb & Ellis Special Meeting — Votes Required to Approve Grubb & Ellis Proposals” beginning on page 195 if you are a Grubb & Ellis stockholder, and “The NNN Realty Advisors Special Meeting — Votes Required to Approve NNN Realty Advisors Proposals” beginning on page 200 if you are a NNN Realty Advisors stockholder.

Q:	What happens if I sell my shares of common stock before the special meeting?

A:	The record date for the Grubb & Ellis special meeting is , 2007 and the record date for the NNN Realty Advisors special meeting is , 2007.

If you are a Grubb & Ellis stockholder and you transfer your shares of Grubb & Ellis common stock after the Grubb & Ellis record date but before the Grubb & Ellis special meeting, you will retain your right to vote at the special meeting.

If you are a NNN Realty Advisors stockholder and you transfer your shares of NNN Realty Advisors common stock after the record date but before the NNN Realty Advisors special meeting, you will retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares.

Q:	What do I do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this document, including its annexes.

In order for your shares to be represented at your stockholders’ meeting:

• you can vote through the Internet by following the instructions included on your WHITE proxy card (provided you are a Grubb & Ellis stockholder);

• you can vote by telephone by following the instructions included on your WHITE proxy card;

• you can indicate on the enclosed WHITE proxy card how you would like to vote and sign and return the proxy card in the accompanying pre-addressed postage paid envelope; or

• you can attend your special meeting in person.

Q:	Should I send in my stock certificates now?

A:	No. NNN Realty Advisors stockholders should not send in their stock certificates at this time. If the merger proceeds, Grubb & Ellis’ exchange agent will send former NNN Realty Advisors stockholders a letter of transmittal explaining what they must do to exchange their NNN Realty Advisors stock certificates or transfer uncertificated shares for the merger consideration payable to them.

Grubb & Ellis stockholders will retain their current stock certificates after the merger and should not send in their stock certificates.

Q:	Can I dissent and require appraisal of my shares?

A:	Under Delaware law, NNN Realty Advisors stockholders have the right to dissent and demand an appraisal of the value of their shares in connection with the merger. To review these procedures in more detail, see “Appraisal Rights” beginning on page 130. Grubb & Ellis stockholders do not have the right to dissent and demand an appraisal of the value of their shares in connection with matters to be voted upon by Grubb & Ellis stockholders.

Q:	Are there risks involved in undertaking the merger?

A:	Yes. In evaluating the merger, Grubb & Ellis and NNN Realty Advisors stockholders should carefully consider the information included in this joint proxy/prospectus, including the factors discussed in “Risk Factors” beginning on page 16, and other information about Grubb & Ellis included in the documents incorporated by reference into this document.

Q:	When do you expect to complete the merger?

A:	Grubb & Ellis and NNN Realty Advisors are working to complete the merger as quickly as practicable. However, Grubb & Ellis and NNN Realty Advisors cannot assure you when or if the merger will be completed. Completion of the merger is subject to satisfaction or waiver of the conditions specified in the merger agreement, including receipt of the necessary approvals of Grubb & Ellis’ and NNN Realty

Advisors’ stockholders at their respective special meeting and any necessary regulatory approvals. It is possible that factors outside the control of both companies could result in the merger being completed later than expected. Although the exact timing of completion of the merger cannot be predicted with certainty, Grubb & Ellis and NNN Realty Advisors anticipate completing the merger in the fourth quarter of 2007. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 190.

Q:	Whom should I call with questions?

A:	Grubb & Ellis Stockholders. If you have additional questions about the merger, you should contact:

Grubb & Ellis Company 500 West Monroe Street, Suite 2800 Chicago, IL 60661 Attention: Investor Relations Phone Number: (312) 698-6700 E-mail Address: Janice.McDill@grubb-ellis.com

If you would like additional copies of this document, or if you have questions about the merger or need assistance voting your shares, you should contact:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois
Attention: Ms. Jacqueline Lynch
Phone Number: 312-588-4764

NNN Realty Advisors Stockholders.  If you have additional questions about the merger, you should contact:

NNN Realty Advisors, Inc.
1551 North Tustin Avenue, Suite 300
Santa Ana, CA 92705
Attention: Mr. Michael Rispoli
Phone Number: (714) 667-8252
E-mail Address: MRISPOLI@1031NNN.COM

If you would like additional copies of this document, have questions about the merger or need assistance voting your shares, you should contact:

Phone Number:

SUMMARY

This summary highlights information contained elsewhere in this document. It does not contain all of the information that may be important to you. You are urged to read carefully this entire document, including the attached annexes, and the other documents to which this document refers you in order for you to fully understand the proposed merger. See “Where You Can Find More Information” beginning on page 217. Each item in this summary refers to the page of this document on which that subject is discussed in more detail. In this document, references to “Grubb & Ellis” refer to Grubb & Ellis Company, a Delaware corporation, and its subsidiaries, unless otherwise stated or the context indicates otherwise, and references to “NNN Realty Advisors” refer to NNN Realty Advisors, Inc., a Delaware corporation, and its subsidiaries, including Triple Net Properties, LLC, a Virginia limited liability company, Triple Net Properties Realty, Inc., a California corporation, and NNN Capital Corp., a California corporation, unless otherwise stated or the context indicates otherwise.

The Companies

Grubb & Ellis (see page 137)

500 West Monroe Street, Suite 2800
Chicago, IL 60661
(312) 698-6700
http://www.grubb-ellis.com/ 1

Grubb & Ellis Company, a Delaware corporation organized in 1980, and founded nearly 50 years ago in Northern California, is one of the most recognized full service commercial real estate services firms in the United States. Grubb & Ellis generated revenue of approximately $513.3 million and income from continuing operations of approximately $3.5 million for the most recent fiscal year ended June 30, 2007. Grubb & Ellis reported a loss from continuing operations of $3.98 per share for the fiscal year ended June 30, 2007 as a result of a $105.3 million charge related to the redemption of its preferred stock.

Drawing on the resources of nearly 5,500 real estate professionals, including a brokerage sales force of approximately 1,800 brokers nationwide in Grubb & Ellis’ and its affiliates’ offices, Grubb & Ellis and its affiliates combine local market knowledge with a national service network to provide innovative, customized solutions for real estate owners, corporate occupants and investors.

Grubb & Ellis, through its owned and affiliate locations, has one of the largest domestic footprints in the industry with a network of over 115 offices (including over 50 owned by Grubb & Ellis and over 65 affiliate offices), allowing it to execute locally in all primary markets and key secondary and tertiary markets throughout the United States on behalf of its clients. This local market presence enables Grubb & Ellis to deliver a full range of commercial real estate services to corporate and institutional clients with multiple real estate needs, including complete outsourcing solutions.

Grubb & Ellis has the capability to provide services at every stage of the real estate process, including, but not limited to, strategic planning, feasibility studies and site selection, leasing, property and facilities management, construction management, lease administration, acquisitions and dispositions. Grubb & Ellis’ clients include many Fortune 500 companies as well as institutional and private investors, retailers, government and academic institutions and other owners and occupiers of office and industrial space.

Whether executing for a client with a single location or one with facilities in multiple regions, Grubb & Ellis professionals offer local market expertise and strategic insight into real estate decisions. This advice is supported by a network of approximately 90 research professionals, who produce in-depth market research, plus additional market research generated by its affiliate offices. In addition, this advice is also supported by specialty practice groups focusing on industry segments including office, industrial, retail, private capital, institutional investment and land.

1 The information contained on Grubb & Ellis’ website is expressly not incorporated by reference into this document.

NNN Realty Advisors (see page 142)

1551 North Tustin Avenue, Suite 300
Santa Ana, CA 92705
(714) 667-8252
http://www.nnnrealtyadvisors.com/ 2

NNN Realty Advisors is a full-service commercial real estate asset management and services firm. NNN Realty Advisors sponsors real estate investment programs to provide investors with the opportunity to engage in tax-deferred exchanges of real property and to invest in other real estate investment vehicles. NNN Realty Advisors raises capital for these programs through an extensive network of broker-dealer relationships. NNN Realty Advisors also structures, acquires, manages and disposes of real estate for these programs, earning fees for each of these services. NNN Realty Advisors is a sponsor of securitized tenant in common, or TIC, programs marketed as securities. NNN Realty Advisors also sponsors and advises public non-traded real estate investment trusts, or REITs, and real estate investment funds.

NNN Realty Advisors’ TIC programs are structured in reliance on Section 1031 of the Internal Revenue Code, which allows for the deferral of gain recognition on the sale of investment or business property if a number of conditions are satisfied. The tax that would otherwise be recognized in a taxable sale is deferred until the replacement property is sold in a taxable transaction. A public non-traded REIT is an SEC-registered REIT that does not list its common stock on a national securities exchange. NNN Realty Advisors registers REIT offerings with the SEC so that it can sell to a large number of investors.

As of June 30, 2007, NNN Realty Advisors provided management services for a diverse portfolio of 172 properties, encompassing approximately 36 million square feet of office, healthcare office, multi-family and retail properties in 28 states that were purchased for approximately $5.0 billion in the aggregate. Since its inception in 1998, NNN Realty Advisors, and its predecessor subsidiaries, raised over $2.8 billion of equity capital for its programs from approximately 25,000 investors. For the year ended December 31, 2006, NNN Realty Advisors generated pro forma revenue of $135.4 million, pro forma income from continuing operations of $9.5 million, and pro forma basic and diluted earnings per share of NNN Realty Advisors’ common stock of $0.35. These pro forma earnings per diluted share reflects pro forma historical income from continuing operations divided by shares outstanding as of December 31, 2006, without giving effect to the merger. For more information on the pre merger pro forma financial information of NNN Realty Advisors, see “Unaudited NNN Pro Forma Condensed Combined Consolidated Statement of Operations of NNN Realty Advisors for the Year Ended December 31, 2006,” beginning on page 62.

NNN Realty Advisors was organized as a corporation in the State of Delaware in September 2006 to acquire each of Triple Net Properties, LLC, Triple Net Properties Realty, Inc. and NNN Capital Corp. in order to bring the businesses conducted by these companies under one corporate umbrella. For a description of these transactions, see “The Companies — NNN Realty Advisors — Our History.”

In November 2006, NNN Realty Advisors completed a private placement offering of common stock pursuant to Rule 144A of the Securities Act, or the 144A private equity offering, in which it sold 16 million shares with net proceeds of $146 million. Pursuant to the terms of a registration rights agreement entered into in connection with the 144A private equity offering, on May 7, 2007, NNN Realty Advisors filed with the SEC a registration statement on Form S-1 to register the resale of shares of common stock. NNN Realty Advisors is currently in compliance with the terms of the registration rights agreement. Upon completion of the merger, NNN Realty Advisors intends to withdraw its Form S-1 with the SEC.

2 The information contained on NNN Realty Advisors’ website is expressly not incorporated by reference into this document.

The Merger

The Agreement and Plan of Merger, dated as of May 22, 2007, among Grubb & Ellis, NNN Realty Advisors and B/C Corporate Holdings, Inc., is attached as Annex A to this document. NNN Realty Advisors and Grubb & Ellis encourage you to read carefully the merger agreement in its entirety because it is the principal legal agreement that governs the merger.

Structure of the Merger (see pages 89 and 181)

Grubb & Ellis and NNN Realty Advisors are proposing to combine the two companies in a merger. In the merger, B/C Corporate Holdings, Inc., a wholly owned subsidiary of Grubb & Ellis, will be merged with and into NNN Realty Advisors, with NNN Realty Advisors surviving the merger as a wholly owned subsidiary of Grubb & Ellis.

Merger Consideration (see pages 89, 181 Grubb & Ellis Reasons for Merger on pages 101-103 and NNN Realty Advisors Reasons for Merger on pages 113-115)

NNN Realty Advisors Stockholders.  As a result of the merger, NNN Realty Advisors stockholders will be entitled to receive 0.88 of a share of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock that they own. The number of shares of Grubb & Ellis common stock delivered in respect of each share of NNN Realty Advisors common stock in the merger is referred to as the exchange ratio. The exchange ratio was determined by arms-length negotiations between Grubb & Ellis and NNN Realty Advisors based upon each company’s assessment of their relative values. The assessment of their relative values was based upon each company’s strategic and financial rationale for the merger. Grubb & Ellis will not issue any fractional shares of common stock in the merger. Instead, NNN Realty Advisors stockholders will receive cash for any fractional shares of Grubb & Ellis common stock that they otherwise would receive in the merger determined by aggregating all shares of a stockholder. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of Grubb & Ellis common stock to which the NNN Realty Advisors stockholder would be entitled to receive in the merger by the closing sale price of a share of Grubb & Ellis common stock on the trading day immediately prior to the effective time of the merger. The Grubb & Ellis common stock received based on the exchange ratio, together with any cash received in lieu of fractional shares, is referred to as the merger consideration. For more information about fractional share treatment, please see “The Merger Agreement — Fractional Shares” beginning on page 182.

Grubb & Ellis Stockholders.  Grubb & Ellis stockholders will continue to own their existing shares of Grubb & Ellis common stock after the merger. Each share of Grubb & Ellis common stock will continue to represent one share of common stock of Grubb & Ellis. Grubb & Ellis stockholders should not send in their stock certificates in connection with the merger.

Treatment of NNN Realty Advisors Options and Restricted Stock (see pages 182 and 183)

At the effective time of the merger, each outstanding option to purchase shares of NNN Realty Advisors common stock, which is referred to as a NNN Realty Advisors option, will be converted into an option to purchase shares of Grubb & Ellis common stock on the same terms and conditions as were applicable before the merger except that each option will allow the holder thereof to purchase a number of shares of Grubb & Ellis common stock equal to (x) the number of shares of NNN Realty Advisors common stock subject to the NNN Realty Advisors option prior to the effective time of the merger multiplied by (y) 0.88, rounded to the nearest whole share. At the effective time of the merger, each option to purchase shares of Grubb & Ellis common stock will have an exercise price per share equal to (x) the exercise price per share of the NNN Realty Advisors option before the completion of the merger divided by (y) 0.88, rounded up to the nearest whole cent. As of June 30, 2007, there were 820,017 shares of NNN Realty Advisors common stock subject to outstanding NNN Realty Advisors options.

At the effective time of the merger, restrictions on transfer and/or forfeiture with respect to certain shares of restricted NNN Realty Advisors common stock held by certain directors and members of management shall terminate and the Grubb & Ellis common stock issued in exchange for such shares of NNN Realty Advisors common stock shall be fully vested without such restrictions. Other than as described in the immediately preceding sentence, with respect to shares of NNN Realty Advisors common stock outstanding immediately prior to the effective time of the merger that are unvested or are subject to restrictions on transfer and/or forfeiture, the shares of Grubb & Ellis common stock issued upon the conversion of such shares in the merger will continue to be unvested and subject to the same risks of forfeiture or other conditions following the effective time of the merger. As of June 30, 2007, there were 1,428,333 shares of restricted NNN Realty Advisors common stock outstanding.

Ownership of Grubb & Ellis After the Merger

Grubb & Ellis will issue up to approximately 38.5 million shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger. At the completion of the merger, it is expected that there will be outstanding approximately 64.4 million shares of common stock of Grubb & Ellis. The shares of Grubb & Ellis common stock issued to NNN Realty Advisors stockholders in the merger will represent approximately 59% of the outstanding common stock of Grubb & Ellis immediately after the merger. Shares of Grubb & Ellis common stock held by Grubb & Ellis stockholders will represent approximately 41% of the outstanding common stock of Grubb & Ellis immediately after the merger.

Board of Directors and Management of Grubb & Ellis Following the Merger (see page 123)

Board of Directors.  At the effective time of the merger, the Grubb & Ellis Board of Directors will be increased to nine members which will include six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis. Anthony W. Thompson, Founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board. C. Michael Kojaian, currently Chairman of the Board of Directors of Grubb & Ellis, will remain on the Board of Directors of Grubb & Ellis. The Grubb & Ellis Board of Directors will be divided into three classes pursuant to the Grubb & Ellis charter amendment. The director nominees, by class, are as follows:

	Class A Directors		Class B Directors		Class C Directors

1.	Scott D. Peters	4.	Robert J. McLaughlin	7.	C. Michael Kojaian
2.	Harold H. Greene	5.	Gary H. Hunt	8.	Anthony W. Thompson
3.	D. Fleet Wallace	6.	Glenn L. Carpenter	9.	Rodger D. Young

Management.  Scott D. Peters, President and Chief Executive Officer of NNN Realty Advisors, will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of Grubb & Ellis. Commencing with the first annual meeting of Grubb & Ellis stockholders after the effective time of the merger, the composition of the Grubb & Ellis Board of Directors and its committees will be determined by the nomination and election process provided for in the amended Grubb & Ellis charter, Grubb & Ellis’ bylaws and Delaware law.

Comparative Per Share Market Price and Dividend Information (see page 46)

Grubb & Ellis common stock is listed on the NYSE under the symbol “GBE”. On May 21, 2007, the last trading day before Grubb & Ellis and NNN Realty Advisors announced the transaction, the closing sale price of Grubb & Ellis common stock as reported on the NYSE was $10.76. The market price of Grubb & Ellis common stock will fluctuate before the special meetings and before the merger is completed. Therefore, you should obtain current market quotations for Grubb & Ellis common stock.

In November 2006, NNN Realty Advisors sold 16 million shares of common stock for $10 per share in the 144A private equity offering.

Recommendations to Stockholders

Recommendations to Grubb & Ellis Stockholders.  The Grubb & Ellis Board of Directors has determined, by unanimous vote of the directors voting on the matter, that the merger agreement and the merger and other transactions contemplated therein, including the amendments to Grubb & Ellis’ charter, the issuance of Grubb & Ellis common stock, and the election of the proposed board of directors are advisable and in the best interests of Grubb & Ellis and its stockholders. The Grubb & Ellis Board of Directors recommends that Grubb & Ellis stockholders vote:

•	“FOR” the amendment to the Grubb & Ellis charter to increase the authorized number of shares of Grubb & Ellis common stock from 50 million to 100 million shares;

•	“FOR” the amendment to the Grubb & Ellis charter to increase the authorized number of shares of Grubb & Ellis preferred stock from one million to 10 million shares;

•	“FOR” the amendment to the Grubb & Ellis charter to provide for a classified board of directors comprising three classes of directors;

•	“FOR” the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger;

•	“FOR” the election of the proposed board of directors; and

•	“FOR” the adjournment or postponement of the special meeting, including if necessary, to solicit additional proxies in favor of the foregoing proposals.

For additional information see “The Grubb & Ellis Special Meeting — Board Recommendations” beginning on page 193.

Recommendations to NNN Realty Advisors Stockholders.  The NNN Realty Advisors Board of Directors has determined, by unanimous vote of the directors voting on the matter, that the merger agreement and the merger contemplated by the merger agreement are advisable and in the best interests of NNN Realty Advisors and its stockholders. The NNN Realty Advisors Board of Directors recommends that NNN Realty Advisors stockholders vote:

•	“FOR” the adoption of the merger agreement; and

•	“FOR” the adjournment or postponement of the special meeting, including if necessary, to solicit additional proxies in favor of the foregoing proposal.

For additional information see “The NNN Realty Advisors Special Meeting — Board Recommendations” beginning on page 199.

Opinions of Financial Advisors (see pages 103 and 115)

Grubb & Ellis.  In connection with the merger, the Grubb & Ellis Board of Directors received a written opinion on the date of the merger agreement from Grubb & Ellis’ financial advisor, JMP Securities LLC, which is referred to as JMP Securities, as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio provided for in the merger to Grubb & Ellis. The written opinion of JMP Securities, dated May 22, 2007, is attached to this document as Annex C. Grubb & Ellis stockholders are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken. JMP Securities’ opinion as to the fairness, from a financial point of view, of the exchange ratio to Grubb & Ellis, was provided to the Grubb & Ellis Board of Directors in connection with its evaluation of the exchange ratio from a financial point of view, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger.

NNN Realty Advisors.  In connection with the merger, Lehman Brothers Inc., which is referred to as Lehman Brothers, has provided its written opinion to the NNN Realty Advisors Board of Directors, dated May 21, 2007, that, as of that date, and subject to the qualifications and assumptions set forth in its opinion, the exchange ratio of 0.88 of a share of Grubb & Ellis common stock for every share of NNN Realty Advisors common stock to be offered to the holders of NNN Realty Advisors common stock is fair to such holders from a financial point of view. Lehman Brothers’ opinion does not address any other aspect of the merger, including the merits of the transaction, and does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger. Holders of NNN Realty Advisors common stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. The written opinion of Lehman Brothers, dated May 21, 2007, is attached to this document as Annex D.

Advantages and Disadvantages of the Merger (see Risk Factors on pages 16-41, Grubb & Ellis Reasons for Merger on pages 101-103, Summary of JMP Securities’ May 22, 2007 Fairness Opinion on pages 104-112 and NNN Realty Advisors Reasons for the Merger on pages 113-115)

Grubb & Ellis.  Grubb & Ellis stockholders will hold approximately 41% of the outstanding shares of the combined company following the merger while contributing 28.4% and 21.0% of the combined company’s estimated earnings before interest, tax, depreciation and amortization, or EBITDA, and net income, respectively, in calendar year 2007, excluding non-recurring items. In addition, the transaction is accretive to the stockholders of Grubb & Ellis. Specifically, on a per share basis, the transaction is expected to represent an increase of $0.50 per share and $0.40 per share to Grubb & Ellis’ estimated EBITDA and net income, respectively, for calendar year 2007, excluding non-recurring items, the potential realization of cost savings and revenue synergies.

At the effective time of the merger, the current stockholders of Grubb & Ellis will no longer have majority control of the combined company, and the majority of the Board of Directors will be comprised of nominees of NNN Realty Advisors. In addition, the Chairman of the Board and Chief Executive Officer and President of the combined company will be Mr. Anthony W. Thompson and Mr. Scott Peters, the current Chairman of the Board and Chief Executive Officer and President of NNN Realty Advisors, respectively.

NNN Realty Advisors.  The shares of Grubb & Ellis common stock issued to NNN Realty Advisors stockholders in the merger will represent approximately 59% of the outstanding common stock of Grubb & Ellis immediately after the merger and therefore the current stockholders of NNN Realty Advisors will have voting control of the combined company. As noted above, at the effective time of the merger, the Grubb & Ellis Board of Directors will be increased to nine members which will include six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis. Anthony W. Thompson, Founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board and Scott D. Peters, President and Chief Executive Officer of NNN Realty Advisors, will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of Grubb & Ellis.

Although NNN Realty Advisors’ stockholders would hold approximately 59% of the outstanding shares of the combined company following the merger, it will initially be contributing 71.6% and 79.0% of the combined company’s estimated EBITDA and net income, respectively, in calendar year 2007, excluding non-recurring items. The transaction is dilutive to the stockholders of NNN Realty Advisors. Specifically, on an earnings per share basis, the transaction is expected to represent a decrease of $0.22 per share for calendar year 2007.

Interests of Grubb & Ellis’ and NNN Realty Advisors’ Executive Officers and Directors in the Merger (see pages 112 and 122)

When you consider the Grubb & Ellis and NNN Realty Advisors board of directors’ respective recommendations that stockholders vote in favor of the proposals described in this document, you should be aware that some NNN Realty Advisors’ executive officers and directors and some Grubb & Ellis’ executive officers and directors may have interests that may be different from, or in addition to, the NNN Realty Advisors and Grubb & Ellis stockholders’ interests, respectively, including, but not limited to, their receipt of severance benefits under existing employment arrangements, entry into employment arrangements with Grubb & Ellis, accelerated vesting of options and restricted stock and participation in various benefit plans. For example, Mark E. Rose and Robert Z. Slaughter, the current Chief Executive Officer and General Counsel, Executive Vice President, respectively, of Grubb & Ellis are not expected to continue to serve as executive officers of the combined company upon the consummation of the merger, and will receive cash change in control payments of approximately $2.4 million and $0.3 million, respectively.

At the effective time of the merger, Anthony W. Thompson, Chairman of the NNN Realty Advisors Board of Directors, will become the new Chairman of Grubb & Ellis and Scott D. Peters, Chief Executive Officer and President of NNN Realty Advisors will become Chief Executive Officer and President of Grubb & Ellis and the Grubb & Ellis Board of Directors will be increased to nine members which will include six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis. Additionally, restrictions on transfer and/or forfeiture with respect to certain shares of restricted NNN Realty Advisors common stock held by certain directors and members of management of NNN Realty Advisors shall terminate and the Grubb & Ellis common stock issued in exchange for such shares of NNN Realty Advisors common stock shall be fully vested and without restrictions.

Anthony W. Thompson, Founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board. C. Michael Kojaian, currently Chairman of the board of directors of Grubb & Ellis, will remain on the board of directors of Grubb & Ellis. Scott D. Peters, President and Chief Executive Officer of NNN Realty Advisors, will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of Grubb & Ellis at the effective time of the merger.

Appraisal or Dissenters’ Rights (see page 130)

Under Delaware law, NNN Realty Advisors stockholders who dissent to the merger have the right to dissent and demand an appraisal of the value of their shares in connection with the merger. Grubb & Ellis stockholders do not have the right to an appraisal of the value of their shares in connection with the merger.

Material Federal Income Tax Consequences of the Merger (see page 134)

A NNN Realty Advisors stockholder’s receipt of Grubb & Ellis common stock in the merger will generally be tax-free for U.S. federal income tax purposes, except for taxes that may result from any receipt of cash in lieu of a fractional share of Grubb & Ellis common stock. There will be no U.S. federal income tax consequences to a holder of Grubb & Ellis common stock as a result of the merger.

The U.S. federal income tax consequences described above may not apply to some holders of NNN Realty Advisors common stock, including some types of holders specifically referred to on page 135. Accordingly, please consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment (see page 123)

In accordance with accounting principles generally accepted in the U.S., which is referred to as U.S. GAAP, NNN Realty Advisors will be considered the acquiror of Grubb & Ellis for accounting purposes and NNN Realty Advisors will account for the merger under the purchase method of accounting for business transactions. Following the merger, Grubb & Ellis intends to change its fiscal year end from June 30 to December 31.

Regulatory Approvals (see page 136)

The merger is subject to review by the U.S. Federal Trade Commission, the U.S. Department of Justice and state antitrust authorities pursuant to applicable federal and state antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, which is referred to as the HSR Act, the merger cannot be completed until the companies have made required notifications, given certain information and materials to the Federal Trade Commission and to the Antitrust Division of the U.S. Department of Justice and a required waiting period has expired or been terminated. Grubb & Ellis, NNN Realty Advisors and Anthony W. Thompson, Chairman of the Board of NNN Realty Advisors, filed the required notification and report forms with the Antitrust Division and the Federal Trade Commission on July 2, 2007 and on July 10, 2007 the companies received notice from the Federal Trade Commission of early termination of the waiting period.

Listing of Grubb & Ellis Common Stock (see page 183)

Grubb & Ellis has agreed to use its reasonable best efforts to cause the shares of Grubb & Ellis common stock to be issued in the merger and the shares of Grubb & Ellis common stock to be reserved for issuance upon exercise of the NNN Realty Advisors stock options and restricted stock to be approved for listing on the NYSE.

Conditions to Completion of the Merger (see page 190)

The obligations of each of Grubb & Ellis and NNN Realty Advisors to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of a number of conditions, including the following:

•	approval by the Grubb & Ellis and NNN Realty Advisors stockholders of the proposals required to consummate the merger (as further described in this document);

•	expiration or termination of the HSR Act waiting period; and

•	no change, event or circumstance has occurred that has resulted in a “material adverse effect” as to the other party.

The obligations of NNN Realty Advisors to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following additional conditions:

•	completion of any actions necessary to cause the Grubb & Ellis Board of Directors to be composed as agreed to by Grubb & Ellis and NNN Realty Advisors (as further described in this document); and

•	receipt by NNN Realty Advisors of an opinion of counsel that the merger will qualify as a tax-free reorganization.

Termination of the Merger Agreement (see page 190)

Grubb & Ellis and NNN Realty Advisors can jointly agree to terminate the merger agreement at any given time. Either company may also terminate the merger agreement if the merger is not completed by December 31, 2007, subject to certain limitations, which date may be extended to March 31, 2008, and under other circumstances described in this joint proxy statement/prospectus. If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party is in willful breach of its obligations. However, the provisions of the merger agreement relating to fees and expenses will continue in effect notwithstanding termination of the merger agreement to the extent described below.

Termination Fees (see page 191)

Termination Fees Payable by Grubb & Ellis.  Grubb & Ellis has agreed to pay a termination fee of $15.0 million under any of the following circumstances:

•	the Grubb & Ellis Board of Directors makes an adverse recommendation change (as further described in this document); or

•	Grubb & Ellis or NNN Realty Advisors terminates the merger agreement after Grubb & Ellis’ stockholders fail to approve the amendments to the Grubb & Ellis charter, the issuance of the Grubb & Ellis common stock to the NNN Realty Advisor stockholders or the election of the proposed board of directors as contemplated by the merger agreement at a meeting of stockholders held to vote on such matters, a competing proposal with respect to Grubb & Ellis has been made or announced before such meeting and Grubb & Ellis consummates a transaction within twelve (12) months of termination of the merger agreement with the third party that submitted or announced the competing proposal prior to Grubb & Ellis’ stockholders’ meeting.

Additionally, Grubb & Ellis has agreed to pay a fee of $25.0 million in the event that NNN Realty Advisors terminates the merger agreement based upon a breach by Grubb & Ellis of any representation, warranty, agreement or covenant contained in the merger agreement that would result in a failure of a condition to NNN Realty Advisors’ obligation to complete the merger and such breach is not curable or not cured within the cure period provided by the merger agreement.

Termination Fees Payable by NNN Realty Advisors.  NNN Realty Advisors has agreed to pay a termination fee of $15.0 million in any of the following circumstances:

•	the NNN Realty Advisors Board of Directors makes an adverse recommendation change (as further described in this document); or

•	Grubb & Ellis or NNN Realty Advisors terminates the merger agreement after NNN Realty Advisors’ stockholders fail to adopt the merger agreement at a meeting of NNN Realty Advisors’ stockholders held to vote on such matters, a competing proposal with respect to NNN Realty Advisors has been made or announced before such meeting and NNN Realty Advisors consummates a transaction within twelve (12) months of termination of the merger agreement with the third party that submitted or announced the competing proposal prior to NNN Realty Advisors stockholders’ meeting.

Additionally, NNN Realty Advisors has agreed to pay a fee of $25.0 million in the event that Grubb & Ellis terminates the merger agreement based upon a breach by NNN Realty Advisors of any representation, warranty, agreement or covenant contained in the merger agreement that would result in a failure of a condition to Grubb & Ellis’ obligation to complete the merger and such breach is not curable or not cured within the cure period provided by the merger agreement.

Pursuant to an escrow agreement entered into in accordance with the merger agreement, NNN Realty Advisors has deposited $25.0 million with Wilmington Trust Corporation, as escrow agent, to be held in an interest bearing account. In the event that NNN Realty Advisors is obligated to pay any fees as discussed above, the escrow agent will deliver such termination fees to Grubb & Ellis from the amounts in the escrow account in accordance with the escrow agreement and the merger agreement.

Voting Agreements (see pages 194 and 200)

Entities affiliated with the Chairman of the Board of Grubb & Ellis, which collectively own approximately 40% of the outstanding shares of Grubb & Ellis common stock, have agreed to vote their shares in favor of the amendments to the Grubb & Ellis charter, the proposal to issue Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, the election of the proposed board of directors, and the proposal to adjourn or postpone the special meeting in order to solicit additional proxies in favor of the amendment to the Grubb & Ellis charter and the issuance of Grubb & Ellis stock in the merger. Similarly, certain members of management and the board of directors of NNN Realty Advisors, who collectively own approximately 28% of the outstanding shares of NNN Realty Advisors common stock, have agreed to vote their shares in favor of the adoption of the merger agreement.

Headquarters (see page 183)

Upon completion of the merger, Grubb & Ellis will be headquartered in Santa Ana, CA.

Special Meetings of Grubb & Ellis and NNN Realty Advisors Stockholders

Grubb & Ellis Special Meeting (see page 193)

Meeting.  The Grubb & Ellis special meeting will be held on          , 2007, at   a.m., Central Time, at           . At the Grubb & Ellis special meeting, Grubb & Ellis stockholders will be asked:

•	to approve the amendments to the Grubb & Ellis charter to increase the authorized number of shares of Grubb & Ellis common stock from 50 million to 100 million shares, to increase the authorized number of shares of Grubb & Ellis preferred stock from one million to 10 million shares and to provide for a classified board of directors with three classes of directors, immediately prior to the effective time of the merger;

•	to approve the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger;

•	to elect the proposed board of directors; and

•	to approve an adjournment or postponement of the special meeting, including if necessary, to solicit additional proxies in favor of the foregoing proposals.

Record Date; Votes.  Grubb & Ellis has fixed the close of business on          , 2007, as the record date for determining the Grubb & Ellis stockholders entitled to receive notice of and to vote at the Grubb & Ellis special meeting. Only holders of record of Grubb & Ellis common stock on the Grubb & Ellis record date are entitled to receive notice of and vote at the Grubb & Ellis special meeting, and any adjournment or postponement thereof.

Each share of Grubb & Ellis common stock is entitled to one vote. On the Grubb & Ellis record date, there were approximately           shares of Grubb & Ellis common stock entitled to vote at the Grubb & Ellis special meeting.

Required Vote.  The Grubb & Ellis proposals require different percentages of votes for approval:

•	the approval of the amendment to the Grubb & Ellis charter to increase the authorized Grubb & Ellis common stock requires the affirmative vote by holders of Grubb & Ellis common stock representing a majority of the outstanding shares entitled to vote at the Grubb & Ellis special meeting;

•	the approval of the amendment to the Grubb & Ellis charter to increase the authorized Grubb & Ellis preferred stock requires the affirmative vote by holders of Grubb & Ellis common stock representing a majority of the outstanding shares entitled to vote at the Grubb & Ellis special meeting;

•	the approval of the amendment to the Grubb & Ellis charter to provide for a classified board of directors requires the affirmative vote by holders of Grubb & Ellis common stock representing a majority of the outstanding shares entitled to vote at the Grubb & Ellis special meeting;

•	the approval of the issuance of shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger requires the affirmative vote by holders of Grubb & Ellis common stock representing a majority of the votes cast in person or by proxy at such meeting, so long as the total number of votes cast on the proposal represents over 50% of the total number of votes entitled to be cast by all holders of the outstanding common stock;

•	the election of the proposed board of directors requires the affirmative vote by holders of Grubb & Ellis common stock representing at least a plurality of the votes cast in person or by proxy at such meeting, so long as the total number of votes entitled to be cast on the proposal and present at the meeting (in person or represented by proxy) represents over 50% of the total number of votes entitled to be cast by all holders of the outstanding common stock; and

•	the approval of an adjournment or postponement of the Grubb & Ellis special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for each of the foregoing proposals, requires the affirmative vote of holders of Grubb & Ellis common stock representing a majority of the votes present in person or represented by proxy at the Grubb & Ellis special meeting and entitled to vote on the proposal.

Each of the first five proposals listed above relating to the merger (i.e., the three amendments to the Grubb & Ellis charter, the Grubb & Ellis common stock issuance and the election of the proposed board of directors) are conditioned on one another and the approval of each of these proposals is a condition to completion of the merger. Neither the amendments to the Grubb & Ellis charter nor the issuance of Grubb & Ellis common stock in the merger nor the election of the proposed board of directors will take place unless all five of these proposals are approved by the Grubb & Ellis stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of all five proposals.

Stock Ownership of Grubb & Ellis Directors and Executive Officers.  On the Grubb & Ellis record date, directors and executive officers of Grubb & Ellis and their respective affiliates owned and were entitled to vote an aggregate of          shares of Grubb & Ellis common stock, or approximately     % of the shares of Grubb & Ellis common stock outstanding on that date, including approximately 40% of the outstanding

Grubb & Ellis common stock subject to the voting agreement with entities affiliated with the Chairman of the Board of Grubb & Ellis. To Grubb & Ellis’ knowledge, the directors and executive officers of Grubb & Ellis and their respective affiliates intend to vote their shares of Grubb & Ellis common stock in favor of all Grubb & Ellis proposals at the Grubb & Ellis special meeting.

NNN Realty Advisors Special Meeting (see page 199)

Meeting.  The NNN Realty Advisors special meeting will be held on          , 2007, at  a.m., Pacific Time, at 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705. At the NNN Realty Advisors special meeting, NNN Realty Advisors stockholders will be asked to:

•	adopt the merger agreement, pursuant to which NNN Realty Advisors will become a wholly owned subsidiary of Grubb & Ellis; and

•	approve an adjournment or postponement of the NNN Realty Advisors special meeting, including if necessary, to solicit additional proxies in favor of the adoption of the merger agreement if there are not sufficient votes for such proposal.

Record Date; Votes.  NNN Realty Advisors has fixed the close of business on          , 2007, as the record date for determining the NNN Realty Advisors stockholders entitled to receive notice of and to vote at the NNN Realty Advisors special meeting. Only holders of record of NNN Realty Advisors common stock on the NNN Realty Advisors record date are entitled to receive notice of and vote at the NNN Realty Advisors special meeting, and any adjournment or postponement thereof.

Each share of NNN Realty Advisors common stock is entitled to one vote. On the NNN Realty Advisors record date, there were           shares of NNN Realty Advisors common stock entitled to vote at the NNN Realty Advisors special meeting.

Required Vote.  The proposals require different percentages of votes in order to approve them:

•	the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of NNN Realty Advisors common stock entitled to vote at the NNN Realty Advisors special meeting; and

•	the approval of an adjournment or postponement of the NNN Realty Advisors special meeting, including, if necessary, to solicit additional proxies in favor of such adoption, requires the affirmative vote of holders of NNN Realty Advisors common stock representing a majority of the voting power of such shares present in person or represented by proxy at the NNN Realty Advisors special meeting and entitled to vote on the proposal.

Adoption of the merger agreement by NNN Realty Advisors’ stockholders is a condition to completion of the merger.

Stock Ownership of Directors and Executive Officers.  On the NNN Realty Advisors record date, directors and executive officers of NNN Realty Advisors and their respective affiliates owned and were entitled to vote an aggregate of          shares of NNN Realty Advisors common stock, or approximately     % of the shares of NNN Realty Advisors common stock outstanding on that date, including approximately 28% of the outstanding NNN Realty Advisors common stock subject to voting agreements with certain directors and members of management of NNN Realty Advisors. To NNN Realty Advisors’ knowledge, the directors and executive officers of NNN Realty Advisors and their respective affiliates intend to vote their shares of NNN Realty Advisors common stock in favor of both NNN Realty Advisors proposals at the NNN Realty Advisors special meeting.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GRUBB & ELLIS

The following tables set forth the selected historical consolidated financial data for Grubb & Ellis. The selected consolidated financial data as of and for the fiscal years ended June 30, 2007, 2006, 2005, 2004 and 2003 have been derived from Grubb & Ellis’ consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

	For The Years Ended June 30,
	2007	2006	2005	2004	2003
(In thousands, except share data)

Total services revenue	$513,286	$490,127	$463,535	$440,554	$425,946
Net income (loss) to common stockholders	(102,233)	4,911	12,378	12,576	(17,902)
Benefit (provision) for income taxes	(3,253)	(2,487)	152	2,821	(2,432)
(Increase) decrease in deferred tax asset valuation allowance	(674)	1,688	5,208	7,853	(7,707)
Net income (loss)	3,034	4,911	13,267	14,194	(16,772)
Net income (loss) per common share
— Basic	(4.00)	0.41	0.82	0.83	(1.19)
— Diluted	(4.00)	0.40	0.81	0.83	(1.19)
Weighted average common shares
— Basic	25,554,609	11,965,899	15,111,898	15,097,371	15,101,625
— Diluted	25,554,609	12,314,242	15,221,982	15,101,183	15,101,625

	June 30,
	2007	2006	2005	2004	2003
(In thousands, except share data)

Consolidated Balance Sheet Data (at end of period):
Total assets	$268,849	$94,223	$84,620	$73,715	$75,102
Working capital	2,736	9,993	18,094	8,622	(2,723)
Long-term debt	—	40,000	25,000	25,000	—
Long-term debt — affiliate	—	—	—	—	31,300
Other long-term liabilities	10,921	9,826	6,628	7,551	10,323
Stockholders’ equity	48,001	11,526	24,497	14,623	255
Book value per common share	1.85	1.22	1.62	0.97	0.02
Common shares outstanding	25,914,120	9,579,025	15,114,871	15,097,371	15,097,371

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NNN REALTY ADVISORS

The following tables set forth the selected historical consolidated financial data for NNN Realty Advisors and its subsidiaries, as of and for the years ended, December 31, 2006, 2005, 2004, 2003 and 2002 and as of and for the six months ended June 30, 2007 and 2006. Triple Net Properties was the predecessor to NNN Realty Advisors prior to November 16, 2006. The selected historical consolidated financial data as of and for the years ended December 31, 2006, 2005 and 2004 have been derived from the audited financial statements included in this joint proxy statement/prospectus. The selected consolidated financial and operating data as of and for the six months ended June 30, 2007 and 2006 have been derived from NNN Realty Advisors’ unaudited consolidated financial statements included in this joint proxy statement/prospectus. The selected historical financial data as of and for the years ended December 31, 2003 and 2002 have been derived from the audited consolidated financial statements not included in this joint proxy statement/prospectus. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The results for the six months ended June 30, 2007 are not necessarily indicative of results that may be expected for the entire fiscal year.

	Six Months Ended
	June 30,		Year Ended December 31,
	2007	2006(2)	2006(1)	2005(2)	2004(2)	2003(2)	2002(2)
(In thousands, except per share data)	(Unaudited)

Consolidated Statement of Operations Data:
Total services revenue	$68,905	$47,671	$96,251	$87,125	$64,900	$34,426	$14,547
Total revenue	75,086	53,688	108,306	92,859	67,211	36,700	15,514
Total compensation costs	27,945	17,950	49,449	29,873	19,717	9,964	5,740
Total operating expense	54,583	37,536	97,334	74,215	51,082	28,681	11,788
Operating income	20,503	16,152	10,972	18,644	16,129	8,019	3,726
Income from continuing operations	13,929	16,589	16,098	18,124	16,247	8,543 (3)	3,903
Net income to stockholders	13,871	16,589	16,094	18,124	16,247	8,291	3,872
Basic earnings per share:
Income from continuing operations	$0.33	$0.85	$0.72	$0.93	$0.82	$0.45	$0.23
Net income	$0.33	$0.85	$0.72	$0.93	$0.82	$0.43	$0.23
Diluted earnings per share:
Income from continuing operations	$0.33	$0.85	$0.72	$0.93	$0.82	$0.45	$0.23
Net income	$0.33	$0.85	$0.72	$0.93	$0.82	$0.43	$0.23
Shares used in computing basic earnings per share	41,943	19,539	22,365	19,546	19,781	19,081	17,143
Shares used in computing diluted earnings per share	42,022	19,539	22,379	19,546	19,781	19,081	17,143
Dividends declared per share	$0.135	—	$0.09	—	—	—	—
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	12,997	14,399	$15,201	$23,536	$17,214	$10,941	$3,411
Net cash (used in) provided by investing activities	(122,215)	21,161	(57,112)	(35,183)	(13,046)	(1,851)	(4,071)
Net cash provided by (used in) financing activities	68,419	(33,761)	$143,589	$10,251	$(7,647)	$(4,662)	$1,381

	June 30,	December 31,
	2007	2006	2005	2004	2003	2002
	(Unaudited)

Consolidated Balance Sheet Data (at end of period):
Total assets	$421,285	$328,043	$86,336	$42,911	$31,380	$22,674
Line of credit	—	—	8,500	3,545	2,535	1,150
Notes payable	473	4,933	17,242	—	19	991
Participating notes	16,277	10,263	2,300	4,845	6,345	7,300
Redeemable preferred liability	—	—	6,077	5,717	5,564	—
Members’ and stockholders’ equity	$232,285	$221,944	$28,777	$16,783	$7,154	$5,024

(1)	Includes a full year of operating results of Triple Net Properties, LLC, or Triple Net Properties, as predecessor to NNN Realty Advisors, and one and one-half months of Triple Net Properties Realty Inc., or Realty (each acquired on November 16, 2006), and one-half month of NNN Capital Corp., or Capital Corp. (acquired on December 14, 2006). Triple Net Properties was treated as the acquiror in connection with these transactions.

(2)	Includes operating results of Triple Net Properties as predecessor to NNN Realty Advisors.

(3)	Income from continuing operations before cumulative effect of change in accounting principle of $18,000 related to adoption of Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity issued in May 2003, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies for which the effective date was the fiscal period beginning after December 15, 2004. Management elected to adopt SFAS No. 150 effective July 1, 2003. NNN Realty Advisors, accordingly, recorded a cumulative effect of a change in accounting principle of $18,000 relating to the reclassification of its redeemable preferred membership interests. These interests were reported as liabilities in the December 31, 2003 consolidated balance sheet, and thereafter, in accordance with SFAS No. 150.

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

The following summary unaudited pro forma condensed combined consolidated statements of operations data for the year ended December 31, 2006 and the six months ended June 30, 2007 reflects the merger of Grubb & Ellis and NNN Realty Advisors, as if it had occurred on January 1, 2006. The following unaudited pro forma balance sheet data as of June 30, 2007 reflects the merger as if it had occurred on that date. NNN Realty Advisors is the acquiror for purposes of accounting for the merger. Such pro forma financial data is based on the historical financial statements of Grubb & Ellis and NNN Realty Advisors and gives effect to the merger under the purchase method of accounting for business combinations. The Grubb & Ellis historical financials for the twelve months ended December 31, 2006 are compiled from interim financial reports and information filed with the Securities and Exchange Commission, or SEC. Following the merger, Grubb & Ellis intends to change its fiscal year end from June 30 to December 31.

The accompanying unaudited pro forma condensed combined financial statements are presented for information purposes only and are subject to a number of estimates, assumptions and other uncertainties, and do not purport to represent what the results of operations or financial position actually would have been for the combined company had the merger in fact occurred on the dates specified, nor purport to project the results of operations or financial position for the combined company for any future period or at any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon finalization of the purchase accounting for the acquisitions and the related transactions. In management’s opinion, all adjustments necessary to reflect the transactions have been made. The summary unaudited pro forma financial data are derived from and should be read in conjunction with the unaudited pro forma condensed combined consolidated financial information and the notes thereto beginning on page 50.

	Six Months	Twelve Months
	Ended	Ended	As of
(In thousands, except share and per share data)	June 30, 2007	December 31, 2006	June 30, 2007

Pro Forma Statement of Operations Data:
Net revenues	$324,329	$623,337
Income (loss) to common stockholders	$10,106	$(98,396)
Income (loss) to common stockholders per share
Basic	$0.16	$(2.38)
Diluted	$0.16	$(2.38)
Shares used in computing basic earnings per share	63,071,942	41,418,783
Shares used in computing diluted earnings per share	63,376,938	41,681,983
Pro Forma Balance Sheet Information:
Cash, cash equivalents and investments in marketable securities			$75,838
Total assets			$1,012,900
Total liabilities			$464,830
Stockholders’ Equity			$545,848

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the adoption of the merger agreement, in the case of NNN Realty Advisors stockholders, or for the issuance of shares of Grubb & Ellis common stock, the amendments to the Grubb & Ellis charter and the election of the proposed board of directors, in the case of Grubb & Ellis stockholders. In addition to the risk factors set forth below, you should read and consider other risk factors specific to each of the Grubb & Ellis and NNN Realty Advisors businesses that will also affect the combined company after the merger.

Risks Related to the Merger

The exchange ratio is fixed and will not be adjusted. If the market price of shares of Grubb & Ellis common stock declines, NNN Realty Advisors stockholders will receive less value for their shares upon the completion of the merger than the value calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the NNN Realty Advisors special meeting.

Upon completion of the merger, each share of NNN Realty Advisors common stock outstanding immediately prior to the merger will be converted into the right to receive 0.88 of a share of Grubb & Ellis common stock. The exchange ratio is fixed at 0.88 of a share of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock, and will not be adjusted due to any increases or decreases in the price of Grubb & Ellis common stock. If the price of Grubb & Ellis common stock declines, NNN Realty Advisors stockholders will receive less value for their shares upon completion of the merger than the value calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the NNN Realty Advisors special meeting.

The merger may not be completed until a significant period of time has passed after the merger agreement was executed by Grubb & Ellis and NNN Realty Advisors, during which time the market value of Grubb & Ellis common stock will fluctuate. At the time of their respective special meetings, Grubb & Ellis and NNN Realty Advisors stockholders will not know the exact market value of Grubb & Ellis common stock that will be issued in connection with the merger. The market price of a share of Grubb & Ellis common stock at the time the merger is completed is likely to be different, and may be lower, than it was at the time the merger agreement was signed and at the time of the special meetings. The closing price of Grubb & Ellis common stock on the NYSE on September 27, 2007 was $9.28 per share. From May 23, 2007 through September 27, 2007, the trading price of Grubb & Ellis common stock ranged from a high of $13.22 per share to a low of $7.00 per share. For Grubb & Ellis historical market prices, see “Comparative Per Share Market Price and Dividend Information” beginning on page 46.

The Grubb & Ellis stock price may fluctuate as a result of a variety of factors, including, but not limited to:

•	government, litigation and/or regulatory developments or considerations;

•	general market and economic conditions;

•	market assessments as to whether and when the merger will be consummated and market assessments of the condition, results or prospects of either company’s business;

•	governmental actions or legislative developments affecting the real estate industry generally; and

•	catastrophic events, both natural and man-made.

Stockholders of Grubb & Ellis and NNN Realty Advisors are urged to obtain market quotations for Grubb & Ellis common stock when they consider whether to approve the proposals required to complete the merger at the respective special meetings.

The merger will constitute a “change of control” under Grubb & Ellis’ current credit facility and may trigger an event of default. Accordingly, lenders under the credit facility can require the combined company to immediately pay any amounts outstanding under the credit facility which could have an adverse effect on the business and results of operations of the combined company.

As of June 30, 2007, Grubb & Ellis had $41.5 million drawn down on its current senior secured credit facility, or Grubb & Ellis credit facility, among Grubb & Ellis, as borrower, Deutsche Bank Trust Company Americas, as syndication agent, and the other parties named therein. The merger will be deemed to be a “change of control” under the Grubb & Ellis credit facility and, as a result, the lenders under the credit facility may require the combined company to repay all amounts then outstanding. The Grubb & Ellis credit facility is secured by a lien on substantially all of Grubb & Ellis’ assets, including its accounts receivable, cash, general intangibles, investment property and future acquired material property. Grubb & Ellis may seek a waiver of the applicable provision from the lenders or work together with NNN Realty Advisors to refinance the current credit facility or seek alternative financing. If Grubb & Ellis is unable to obtain such a waiver, or is unable to refinance the credit facility or find alternative financing on reasonable commercial terms, or at all, the amounts outstanding at the effective time of the merger may become immediately due and payable which could have an adverse effect on the results of operations and business of the combined company.

Upon completion of the merger, the current stockholders of Grubb & Ellis will no longer control the combined company.

The shares of Grubb & Ellis common stock issued to NNN Realty Advisors stockholders in the merger will represent approximately 59% of the outstanding common stock of Grubb & Ellis immediately after the merger, and accordingly, the Grubb & Ellis stockholders will no longer have majority voting control immediately after the merger. In addition, at the effective time of the merger, the Grubb & Ellis Board of Directors will be increased to nine members which will include six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis. Anthony W. Thompson, Founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board and Scott D. Peters, President and Chief Executive Officer of NNN Realty Advisors, will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of Grubb & Ellis.

The combined company may be unable to successfully integrate Grubb & Ellis’ and NNN Realty Advisors’ operations or to realize the anticipated benefits of the merger which could have a material adverse effect on the business and results of operations and result in a decline in value of Grubb & Ellis common stock.

Currently, each company operates as an independent company. Achieving the anticipated benefits of the merger will depend in part upon the success of the two companies integrating their businesses in an efficient and effective manner. The companies may not be able to accomplish this integration process smoothly or successfully and integration may result in additional and unforeseen expenses. The necessity of coordinating geographically separated organizations, systems and facilities and addressing possible differences in business backgrounds, corporate cultures and management philosophies may increase the difficulties of integration. The companies operate numerous systems, including those involving management information, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance.

Due to legal restrictions, NNN Realty Advisors and Grubb & Ellis have been able to conduct only limited planning regarding the integration of the two companies following the merger and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the merger. The integration of certain operations following the merger will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of the combined company. Employee uncertainty and lack of focus during the integration process may also disrupt the business of the combined company. The companies may not be able to achieve the anticipated long-term strategic benefits of the merger. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered, or additional costs incurred, in the integration process, could have a material adverse effect on the business and results of operations of the combined company, which may affect the value of the shares of Grubb & Ellis common stock after the completion of the merger.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Grubb & Ellis and NNN Realty Advisors.

Grubb & Ellis or NNN Realty Advisors may be adversely affected and subject to certain risks if the merger is not completed. These risks include the following:

•	the obligation, under certain circumstances under the merger agreement, to pay a termination fee of $15.0 million or a fee of $25.0 million for certain breaches of the merger agreement (see “The Merger Agreement — Termination Fees” beginning on page 191);

•	the incurrence of unreimbursable costs relating to the merger;

•	the attention of management of Grubb & Ellis and NNN Realty Advisors will have been diverted to the merger instead of on such company’s own operations and pursuit of other opportunities that could have been beneficial to such company; and

•	customer perception may be negatively impacted which could affect the ability of Grubb & Ellis and NNN Realty Advisors to compete for, or to win, new and renewal business in the marketplace.

The failure to complete the merger and the occurrence of some, or all, of the above risks could have a material adverse effect on the business and results of operations of each of Grubb & Ellis and NNN Realty Advisors.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Grubb & Ellis common stock following the merger.

In accordance with U.S. GAAP, NNN Realty Advisors will be considered the acquiror of Grubb & Ellis for accounting purposes. NNN Realty Advisors will account for the merger using the purchase method of accounting, which will result in charges to Grubb & Ellis’ earnings that could adversely affect the market value of Grubb & Ellis common stock following the completion of the merger. Under the purchase method of accounting, NNN Realty Advisors will allocate the total purchase price to the assets acquired and liabilities assumed from Grubb & Ellis based on their fair values as of the date of the completion of the merger, and record any excess of the purchase price over those fair values as goodwill. For certain tangible and intangible assets, reevaluating their fair values as of the completion date of the merger will result in NNN Realty Advisors’ incurring additional depreciation and/or amortization expense that exceeds the combined amounts recorded by NNN Realty Advisors and Grubb & Ellis prior to the merger. This increased expense will be recorded by Grubb & Ellis over the useful lives of the underlying assets. In addition, to the extent the value of goodwill or intangible assets were to become impaired, Grubb & Ellis may be required to incur charges relating to the impairment of those assets. See “The Merger — Accounting Treatment” beginning on page 123.

Grubb & Ellis and NNN Realty Advisors must obtain governmental and regulatory consents to complete the merger, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the completion of the merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the merger.

Completion of the merger is conditioned on the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods under the HSR Act. Grubb & Ellis and NNN Realty Advisors intend to pursue all required approvals in accordance with the merger agreement. If the companies do not receive these approvals, or do not receive them on terms that satisfy the conditions set forth in the merger agreement, then neither company will be obligated to complete the merger.

The governmental agencies from which the companies will seek these approvals have broad discretion in administering the governing regulations. As a condition to approval of the merger, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of the merger or may reduce the anticipated benefits of the merger. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions to the completion of the merger are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Grubb & Ellis and NNN Realty Advisors agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to complete the merger, these requirements, limitations, additional costs or restrictions could adversely affect the two companies’ ability to integrate their operations or reduce the anticipated benefits of the merger. This could result in a failure to complete the merger or have a material adverse effect on the business and results of operations of the combined company. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 190 for a discussion of the conditions to the completion of the merger and “Regulatory and Other Approvals Required for the Merger” beginning on page 136 for a description of the regulatory approvals necessary in connection with the merger.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Grubb & Ellis and NNN Realty Advisors expect to incur a number of non-recurring costs associated with combining the operations of the two companies, the substantial majority of which are the transaction costs related to the merger, facilities and systems consolidation costs and employment-related costs. Through June 30, 2007, $2.8 million of transaction costs related to the merger have been incurred by Grubb & Ellis and NNN Realty Advisors. An additional $9.2 million of merger related transaction costs are expected to be incurred by Grubb & Ellis and NNN Realty Advisors as a result of completing the transaction. In addition, NNN Realty Advisors expects to record a $2.4 million charge from the acceleration of the vesting of restricted stock awards. Furthermore, change in control payments of $2.7 million will be made to executives of Grubb & Ellis upon consummation of the merger. Grubb & Ellis and NNN Realty Advisors will also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. Due to legal restrictions, NNN Realty Advisors and Grubb & Ellis have been able to conduct only limited planning regarding the integration of the two companies and have not yet been able to formulate detailed integration plans to deliver anticipated synergies. As a result, no estimates of the additional costs to integrate the two companies are available at this time. Although Grubb & Ellis and NNN Realty Advisors expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses should allow them to offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all, which could have a material adverse effect on the business and results of operations of the combined company.

Whether or not the merger is completed, the announcement and pendency of the merger could impact or cause disruptions in NNN Realty Advisors’ and Grubb & Ellis’ businesses, which could have a material adverse effect on their results of operations and financial condition.

Whether or not the merger is completed, the announcement and pendency of the merger could impact or cause disruption in NNN Realty Advisors’ and Grubb & Ellis’ businesses. Specifically:

•	current and prospective clients of Grubb & Ellis and of NNN Realty Advisors may experience uncertainty associated with the merger, including with respect to current or future business relationships with Grubb & Ellis, NNN Realty Advisors or the combined company, and may attempt to negotiate changes in, or terminate, existing business relationships or consider entering into business relationships with parties other than Grubb & Ellis, NNN Realty Advisors or the combined company, either before or after completion of the merger;

•	NNN Realty Advisors and Grubb & Ellis employees may experience uncertainty about their future roles with the combined company, which might adversely affect NNN Realty Advisors’ and Grubb & Ellis’ ability to retain and hire key managers and other employees;

•	if the merger is completed, the accelerated vesting of stock options and availability of certain other “change in control” benefits to Grubb & Ellis’ officers and employees on completion of the merger could result in increased difficulty or cost in retaining Grubb & Ellis officers and employees; and

•	the attention of management of each of NNN Realty Advisors and Grubb & Ellis may be directed toward the completion of the merger and transaction-related considerations and may be diverted from the day-to-day business operations of their respective companies.

NNN Realty Advisors and Grubb & Ellis may face additional challenges in competing for new business and retaining or renewing business. These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement and could have an adverse effect on the businesses and results of operations or prospects of NNN Realty Advisors and Grubb & Ellis if the merger is not completed or of the combined company if the merger is completed.

Certain directors and executive officers of Grubb & Ellis and NNN Realty Advisors have interests that are different from, or in addition to, interests of Grubb & Ellis and NNN Realty Advisors stockholders generally.

Some of the directors of NNN Realty Advisors and Grubb & Ellis who recommended that the NNN Realty Advisors stockholders and the Grubb & Ellis stockholders, respectively, vote in favor of all of the proposals set forth in this joint proxy statement/prospectus and certain of the executive officers of NNN Realty Advisors and Grubb & Ellis who provided information to the NNN Realty Advisors Board of Directors and Grubb & Ellis Board of Directors, respectively, relating to the merger, have employment, indemnification and severance benefit arrangements, rights to acceleration of stock options, restricted stock and other benefits on a change in control and rights to ongoing indemnification and insurance that provide them with interests in the merger that may differ from NNN Realty Advisors’ and Grubb & Ellis’ stockholders, generally.

With respect to NNN Realty Advisors, at the effective time of the merger, Anthony W. Thompson, Chairman of the NNN Realty Advisors Board of Directors, will become the new Chairman of Grubb & Ellis and Scott D. Peters, Chief Executive Officer and President of NNN Realty Advisors will become Chief Executive Officer and President of Grubb & Ellis. It is also expected that certain current members of the NNN Realty Advisors Board of Directors will become members of the Grubb & Ellis Board of Directors. See “— Board of Directors and Management of Grubb & Ellis Following the Merger.” Additionally, at the effective time of the merger, restrictions on transfer and/or forfeiture with respect to certain shares of restricted NNN Realty Advisors common stock held by certain directors and members of management of NNN Realty Advisors shall terminate and the Grubb & Ellis common stock issued in exchange for such shares of NNN Realty Advisors common stock shall be fully vested and without restrictions. For more information on the directors and executive officers receiving such unrestricted stock in the merger, see “The Merger Agreement — NNN Realty Advisors Restricted Stock.’’

The receipt of compensation or other benefits, including the rights to acceleration of stock options and restricted stock referred to above by Grubb & Ellis’ and NNN Realty Advisors’ executive officers in connection with the merger, may make it more difficult for the combined company to retain their services after the merger, or require the combined company to expend additional sums to continue to retain their services. Each NNN Realty Advisors stockholder and Grubb & Ellis stockholder should be aware of these interests when considering the recommendations of the respective boards of directors.

Risks Related to Grubb & Ellis

A downturn in the general economy or the real estate market would harm Grubb & Ellis’ business.

Grubb & Ellis’ business is negatively impacted by periods of economic slowdown or recession, rising interest rates and declining demand for real estate. These economic conditions could have a number of effects, including the following:

•	a decline in acquisition, disposition and leasing activity;

•	a decline in the supply of capital invested in commercial real estate;

•	a decline in the value of real estate and in rental rates, which would cause Grubb & Ellis to realize lower revenue from:

•	property management fees, which in certain cases are calculated as a percentage of the revenue of the property under management; and

•	commissions or fees derived from property valuation, sales and leasing, which are typically based on the value, sale price or lease revenue commitment, respectively.

The real estate market tends to be cyclical and related to the condition of the economy overall and to the perceptions of investors and users as to the economic outlook. A downturn in the economy or the real estate markets could have a material adverse effect on Grubb & Ellis’ business and results of operations.

Grubb & Ellis is in a highly competitive business with numerous competitors, some of which may have greater financial and operational resources than it does.

Grubb & Ellis competes in a variety of service disciplines within the commercial real estate industry. Each of these business areas is highly competitive on a national as well as on a regional and local level. Grubb & Ellis faces competition not only from other national real estate service providers, but also from global real estate service providers, boutique real estate advisory firms, consulting and appraisal firms. Depending on the product or service, Grubb & Ellis also faces competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms, some of which may have greater financial resources than Grubb & Ellis does. Grubb & Ellis is also subject to competition from other large national firms and from multi-national firms that have similar service competencies to it. Although many of Grubb & Ellis’ competitors are local or regional firms that are substantially smaller than it, some of its competitors are substantially larger than it on a local, regional, national or international basis. In general, there can be no assurance that Grubb & Ellis will be able to continue to compete effectively, to maintain current fee levels or margins, or maintain or increase its market share.

As a service-oriented company, Grubb & Ellis depends on key personnel, and the loss of its current personnel or its failure to hire and retain additional personnel could harm its business.

Grubb & Ellis depends on its ability to attract and retain highly skilled personnel. Grubb & Ellis believes that its future success in developing its business and maintaining a competitive position will depend in large part on its ability to identify, recruit, hire, train, retain and motivate highly skilled executive, managerial, sales, marketing and customer service personnel. Competition for these personnel is intense, and Grubb & Ellis may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. Grubb & Ellis’ ability to attract new employees may be limited by certain restrictions in its senior secured credit facility, including limitations on cash bonus payments to new hires and may only make cash payments that exceed those limits if it receives approval from the administrative agent, which cannot be guaranteed. Grubb & Ellis’ failure to recruit and retain necessary executive, managerial, sales, marketing and customer service personnel could harm its business and its ability to obtain new customers.

If Grubb & Ellis Realty Advisors, Inc., or G&E Realty Advisors, an affiliate of Grubb & Ellis, is forced to liquidate and dissolve, then Grubb & Ellis’ reputation may be damaged, and it would lose its investment and potential revenue.

G&E Realty Advisors is a blank check company formed on September 7, 2005, to acquire, through a purchase, asset acquisition or other business combination, commercial real estate properties and/or assets. In March 2006, G&E Realty Advisors raised net proceeds of approximately $133.5 million from an initial public offering. Grubb & Ellis previously provided G&E Realty Advisors with its initial equity capital of $2.5 million. As of September 27, 2007, Grubb & Ellis owned approximately 19% of the common stock of G&E Realty

Advisors exclusive of any shares of common stock that Grubb & Ellis has the right to acquire upon the exercise of 4,645,521 warrants that it purchased in the open market.

Although on June 18, 2007 (i) Grubb & Ellis entered into a definitive purchase agreement to sell to G&E Realty Advisors three commercial real estate properties that Grubb & Ellis had acquired to transfer to G&E Realty Advisors (although at the time of their acquisition, there was no agreement or understanding with G&E Realty Advisors to acquire such properties from Grubb & Ellis, and G&E Realty Advisors was under no obligation to do so), and (ii) G&E Realty Advisors filed a preliminary proxy statement seeking approval of the G&E Realty Advisors’ stockholders to (among other things) acquire such properties from Grubb & Ellis and effect the G&E Realty Advisors business combination, there can be no assurances that G&E Realty Advisors will obtain the requisite stockholders approval and effect this business combination. The failure of G&E Realty Advisors to effect this business combination would require that entity to liquidate and dissolve, which could harm Grubb & Ellis because of its association with that entity. G&E Realty Advisors is obligated to complete this proposed business combination by March 2008. In order to do so (i) G&E Realty Advisors must obtain the approval of the holders of the majority of the common stock held by its stockholders who acquired their shares of common stock in the initial public offering, or thereafter, and (ii) no more than 19.99% of its stockholders may vote against the business combination and request the return of their money from escrow. In the event G&E Realty Advisors fails to effect this or any other business combination in the timeframe mentioned above (and any business combination other than the one currently proposed with Grubb & Ellis may have to be effected in a shorter time frame), G&E Realty Advisors will automatically liquidate and dissolve. Some of the ways this could harm Grubb & Ellis are:

•	It could damage Grubb & Ellis reputation, because of its close association with that entity. The liquidation or dissolution of G&E Realty Advisors could damage Grubb & Ellis’ reputation and, as a result, may hinder its ability to retain or attract new customers and clients.

•	Grubb & Ellis would lose its entire investment in that entity. Although G&E Realty Advisors’ public stockholders will be entitled to receive any remaining amounts held in escrow as part of its initial public offering after third party claims, Grubb & Ellis would lose its initial $2.5 million equity investment in G&E Realty Advisors, represented by 5,667,719 shares of common stock of G&E Realty Advisors, because of Grubb & Ellis’ agreement to forfeit its entire equity investment if G&E Realty Advisors liquidates or dissolves. In addition, in connection with G&E Realty Advisors’ initial public offering, Grubb & Ellis entered into an agreement with Deutsche Bank Securities Inc. obligating Grubb & Ellis to purchase, during the period commencing May 3, 2006 and continuing through June 28, 2006 (which was subsequently extended to August 27, 2006) and to the extent available, up to $3,500,000 of G&E Realty Advisors’ warrants in the public marketplace if the warrants are trading at $0.70 or less per warrant. Pursuant to its agreement with Deutsche Bank, Grubb & Ellis acquired an aggregate of 4,645,521 warrants for an aggregate purchase price of approximately $2,178,000, excluding aggregate commissions of approximately $186,000. Any warrants purchased by Grubb & Ellis would lose their entire value if G&E Realty Advisors liquidates or dissolves.

•	Grubb & Ellis will continue to own the three commercial properties. If G&E Realty Advisors is liquidated, Grubb & Ellis will continue to own the three commercial real estate properties it intended to transfer to G&E Realty Advisors. These properties are subject to mortgage loans provided by Wachovia Bank, N.A. for an aggregate principal amount of $120.5 million. Additionally, there has been minimal or no leasing activity with respect to these properties and there has been a general downturn in leasing activity where these properties are located. There can be no assurance that these properties can be sold for an amount to cover the cost of obtaining the properties, if at all.

•	Grubb & Ellis would lose the opportunity to earn revenues and fees in accordance with the terms and conditions of its agreements with G&E Realty Advisors. Grubb & Ellis entered into various agreements with G&E Realty Advisors, pursuant to which Grubb & Ellis will serve as its exclusive provider of commercial real estate brokerage and consulting services related to real property acquisitions, dispositions, project management and agency leasing, and will also serve as the sole exclusive managing agent for all real property acquired by G&E Realty Advisors. The liquidation or dissolution of G&E Realty Advisors would prevent Grubb & Ellis from earning any fees under these agreements.

Grubb & Ellis has entered into certain master agreements with G&E Realty Advisors, including agreements for brokerage services, property management and project management. Grubb & Ellis’ brokerage customers may perceive that it has a conflict of interest in delivering services due to its relationship with G&E Realty Advisors and as a result its business may be harmed.

Grubb & Ellis has entered into a brokerage services agreement, a property management agreement and a project management agreement with G&E Realty Advisors. Pursuant to these agreements, Grubb & Ellis will serve as G&E Realty Advisors’ exclusive agent with respect to commercial real estate brokerage and property management, and will perform project management services at their request. Grubb & Ellis’ Chief Executive Officer, Chief Financial Officer and certain of Grubb & Ellis’ directors also provide services to G&E Realty Advisors in the same capacities. Due to its business agreements and overlapping management with G&E Realty Advisors, Grubb & Ellis’ brokerage customers may perceive that Grubb & Ellis has a conflict of interest in delivering services and will favor G&E Realty Advisors when presenting certain business opportunities that could be appropriate for such client. As a result, Grubb & Ellis may not retain such clients which could have a material adverse effect on its business and results of operations.

Grubb & Ellis’ quarterly operating results are likely to fluctuate due to the seasonal nature of its business and may fail to meet expectations, which may cause the price of its securities to decline.

Historically, the majority of Grubb & Ellis’ revenue has been derived from the transaction services that it provides. Such services are typically subject to seasonal fluctuations. Grubb & Ellis typically experiences its lowest quarterly revenue in the quarter ending March 31 of each year with higher and more consistent revenue in the quarters ending June 30 and September 30. The quarter ending December 31 has historically provided the highest quarterly level of revenue due to increased activity caused by the desire of clients to complete transactions by calendar year-end. However, Grubb & Ellis’ non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant in total dollars on a quarterly basis. As a result, since a high proportion of these operating expenses are fixed, declines in revenue could disproportionately affect Grubb & Ellis’ operating results in a quarter. In addition, Grubb & Ellis’ quarterly operating results have fluctuated in the past and will likely continue to fluctuate in the future. If Grubb & Ellis’ quarterly operating results fail to meet expectations, the price of Grubb & Ellis securities could fluctuate or decline significantly.

If Grubb & Ellis fails to meet its payment or other obligations under its senior secured credit facility, then the lenders under the secured credit facility could foreclose on, and acquire control of, substantially all of its assets.

Any material downturn in Grubb & Ellis’ revenue or increase in its costs and expenses could impair its ability to meet its debt obligations. Since Grubb & Ellis’ lenders under a senior secured credit facility have a lien on substantially all of its assets, including its accounts receivable, cash, general intangibles, investment property and future acquired material property, if Grubb & Ellis fails to meet its payment or other obligations under the senior secured credit facility, the lenders under such credit facility will be entitled to foreclose on substantially all of Grubb & Ellis’ assets and liquidate these assets.

If the properties that Grubb & Ellis manages fail to perform, then its business and results of operations could be harmed.

Grubb & Ellis’ success partially depends upon the performance of the properties it manages. The revenue Grubb & Ellis generates from its property management business is generally a percentage of aggregate rent collections from the properties. The performance of these properties will depend upon the following factors, among others, many of which are partially or completely outside of Grubb & Ellis’ control:

•	Grubb & Ellis’ ability to attract and retain creditworthy tenants;

•	the magnitude of defaults by tenants under their respective leases;

•	Grubb & Ellis’ ability to control operating expenses;

•	governmental regulations, local rent control or stabilization ordinances which are in, or may be put into, effect;

•	various uninsurable risks;

•	financial conditions prevailing generally and in the areas in which these properties are located;

•	the nature and extent of competitive properties; and

•	the general real estate market.

These or other factors may negatively impact the properties that Grubb & Ellis manages, which could have a material adverse effect on its business and results of operations.

If Grubb & Ellis fails to comply with laws and regulations applicable to real estate brokerage and mortgage transactions and other business lines, then it may incur significant financial penalties.

Due to the broad geographic scope of Grubb & Ellis’ operations and the numerous forms of real estate services performed, it is subject to numerous federal, state and local laws and regulations specific to the services performed. For example, the brokerage of real estate sales and leasing transactions requires Grubb & Ellis to maintain brokerage licenses in each state in which it operates. If Grubb & Ellis fails to maintain its licenses or conduct brokerage activities without a license, then it may be required to pay fines (including treble damages in certain states) or return commissions received or have licenses suspended. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws and regulations applicable to Grubb & Ellis’ business, both in the United States and in foreign countries, also may change in ways that increase the costs of compliance. The failure to comply with both foreign and domestic regulations could result in significant financial penalties which could have a material adverse effect on Grubb & Ellis’ business and results of operations.

Grubb & Ellis may have liabilities in connection with real estate brokerage and property and facilities management activities.

As a licensed real estate broker, Grubb & Ellis and its licensed employees and independent contractors that work for it are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject Grubb & Ellis or its employees to litigation from parties who purchased, sold or leased properties that Grubb & Ellis or they brokered or managed. Grubb & Ellis could become subject to claims by participants in real estate sales claiming that Grubb & Ellis did not fulfill its statutory obligations as a broker.

In addition, in Grubb & Ellis’ property and facilities management businesses, it hires and supervises third-party contractors to provide construction and engineering services for its managed properties. While Grubb & Ellis’ role is limited to that of a supervisor, it may be subject to claims for construction defects or other similar actions. Adverse outcomes of property and facilities management litigation could have a material adverse effect on Grubb & Ellis’ business and results of operations.

Environmental regulations may adversely impact Grubb & Ellis’ business and/or cause Grubb & Ellis to incur costs for cleanup of hazardous substances or wastes or other environmental liabilities.

Federal, state and local laws and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations which impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities, as well as mortgage lending availability, with respect to some properties. A decrease or delay in such transactions may adversely affect the results of operations and financial condition of Grubb & Ellis’ real estate brokerage business. In addition, a failure by Grubb & Ellis to disclose environmental concerns in connection with a real estate transaction may subject it to liability to a buyer or lessee of property.

In addition, in its role as a property manager, Grubb & Ellis could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes at properties it currently or formerly managed, or at off-site locations where wastes from such properties were disposed. Such liability can be imposed without regard for the lawfulness of the original disposal activity, or Grubb & Ellis’ knowledge of, or fault for, the release or contamination. Further, liability under some of these laws may be joint and several, meaning that one liable party could be held responsible for all costs related to a contaminated site. Grubb & Ellis could also be held liable for property damage or personal injury claims alleged to result from environmental contamination, or from asbestos-containing materials or lead-based paint present at the properties it manages. Insurance for such matters may not be available.

Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property managers to inspect for and remove lead-based paint in certain buildings, could increase Grubb & Ellis’ costs of legal compliance and potentially subject it to violations or claims. Although such costs have not had a material impact on its financial results or competitive position during fiscal year 2006 or 2007, the enactment of additional regulations, or more stringent enforcement of existing regulations, could cause it to incur significant costs in the future, and/or adversely impact its brokerage and management services businesses.

The New York Stock Exchange may delist Grubb & Ellis’ common stock from quotation on its exchange which could limit stockholders’ ability to make transactions in its common stock and subject it to additional trading restrictions.

Grubb & Ellis cannot provide assurance that its common stock will continue to be listed on the New York Stock Exchange in the future. If the New York Stock Exchange delists Grubb & Ellis’ common stock from trading on its exchange, then Grubb & Ellis could face significant material adverse consequences, including:

•	a limited availability of market quotations for Grubb & Ellis common stock;

•	a more limited amount of news and analyst coverage for Grubb & Ellis;

•	a decreased ability to issue additional common stock, other securities or obtain additional financing in the future; and

•	a decreased ability of Grubb & Ellis’ stockholders to sell their common stock in certain states.

Risks Related to NNN Realty Advisors

NNN Realty Advisors currently provides its transaction and management services primarily to its programs. Its revenue depends on the number of its programs, on the price of the properties acquired or disposed of by these programs, and on the revenue generated by the properties under its management.

NNN Realty Advisors derives fees for transaction services based on a percentage of the price of the properties acquired or disposed of by its programs and for management services based on a percentage of the rental amounts of the properties in its programs. NNN Realty Advisors is responsible for the management of all of the properties owned by its programs, but as of June 30, 2007 it had subcontracted the property management of 25.0% of its programs’ office, healthcare office and retail properties (based on square footage) and all of its programs’ multi-family properties to third parties. As a result, if any of NNN Realty Advisors programs are unsuccessful, both its transaction services and management services fees will be reduced, if any are paid at all. In addition, failures of NNN Realty Advisors’ programs to provide competitive investment returns could significantly impair its ability to market future programs. NNN Realty Advisors’ inability to spread risk among a large number of programs could cause it to be over-reliant on a limited number of programs for its revenues. NNN Realty Advisors cannot make an assurance that it will maintain current levels of transaction and management services for its programs’ properties.

NNN Realty Advisors may be unable to grow its programs, which would cause it to fail to satisfy its business strategy.

A significant element of NNN Realty Advisors business strategy is the growth in the number of its programs. The consummation of any future program will be subject to raising adequate capital for the investment, identifying appropriate assets for acquisition and effectively and efficiently closing the transactions. NNN Realty Advisors cannot make an assurance that it will be able to identify and invest in additional properties or will be able to raise adequate capital for new programs in the future. If NNN Realty Advisors is unable to consummate new programs in the future, it will not be able to continue to grow the revenue it receives from either transaction or management services.

The inability to access investors for NNN Realty Advisors’ programs through broker-dealers or other intermediaries could have a material adverse effect on its business.

NNN Realty Advisors’ ability to source capital for its programs depends significantly on access to the client base of securities broker-dealers and other financial investment intermediaries that may offer competing investment products. NNN Realty Advisors believes that its future success in developing its business and maintaining a competitive position will depend in large part on its ability to continue to maintain these relationships as well as finding additional securities broker-dealers to facilitate offerings by its programs or to find investors for NNN Realty Advisors’ TIC programs. NNN Realty Advisors cannot be sure that it will continue to gain access to these channels. In addition, competition for capital is intense, and NNN Realty Advisors may not be able to obtain the capital required to complete a program. The inability to have this access could have a material adverse effect on its business and results of operations.

The termination of any of NNN Realty Advisors’ broker-dealer relationships, especially given the limited number of key broker-dealers, could have a material adverse effect on its business.

NNN Realty Advisors securities programs are sold through third-party broker-dealers who are members of its selling group. While NNN Realty Advisors has established relationships with its selling group, it is required to enter into a new agreement with each member of the selling group for each new program it offers. In addition, NNN Realty Advisors’ programs may be removed from a selling broker-dealer’s approved program list at any time for any reason. NNN Realty Advisors cannot assure you of the continued participation of existing members of its selling group nor can NNN Realty Advisors make an assurance that its selling group will expand. While NNN Realty Advisors continues to diversify and add new investment channels for its programs, a significant portion of the growth in recent years in the number of TIC programs it sponsors and in its REITs has been as a result of capital raised by a relatively limited number of broker-dealers. Loss of any of these key broker-dealer relationships, or the failure to develop new relationships to cover NNN Realty Advisors’ expanding business through new investment channels, could have a material adverse effect on its business and results of operations.

Misconduct by third-party selling broker-dealers or NNN Realty Advisors’ sales force, could have a material adverse effect on its business.

NNN Realty Advisors relies on selling broker-dealers and NNN Realty Advisors’ sales force to properly offer its securities programs to customers in compliance with its selling agreements and with applicable regulatory requirements. While these persons are responsible for their activities as registered broker-dealers, their actions may nonetheless result in complaints or legal or regulatory action against NNN Realty Advisors.

A significant amount of NNN Realty Advisors’ revenue is derived from fees earned through the transaction structuring and property management of its TIC programs, which programs rely primarily on Section 1031 of the Internal Revenue Code to provide for deferral of capital gains taxes to make these programs attractive. A change in this tax code section or a complete revocation of this section as it relates specifically to TICs could result in a loss of a significant part of NNN Realty Advisors business, and as a result, a significant amount of revenue.

Section 1031 of the Internal Revenue Code provides for the deferral of capital gains taxes which would ordinarily arise from the sale of real estate through a tax-deferred exchange of property, which defers the recognition of capital gains tax until such time as the replacement property is sold in a taxable transaction. These transactions are referred to as 1031 exchanges. In 2002, the Internal Revenue Service, or IRS, issued advance ruling guidelines outlining the requirements for properly structured TIC arrangements, which NNN Realty Advisors believes validate the TIC structure generally and as it employs it. However, as recently as May 2006, the Senate Finance Committee proposed a bill in the negotiations over the budget reconciliation tax-cutting package to modify Section 1031 treatment for TICs as a way to raise additional tax revenue. The proposal was unsuccessful, but NNN Realty Advisors cannot assure you that in the future there will not be attempts to limit or disallow the tax deferral benefits for TIC transactions. For the year ended December 31, 2006, approximately 16.8% of NNN Realty Advisors’ total revenue was derived from TIC acquisition fees. If NNN Realty Advisors were no longer able to structure TIC programs as 1031 exchanges for its investors, it would lose a significant amount of revenue in the future, which would materially affect its results of operations. Moreover, any attempt to limit or disallow the tax deferral benefits of the 1031 exchange generally would have a material adverse effect on the real estate industry generally and on NNN Realty Advisors’ business and results of operations.

A significant amount of NNN Realty Advisors’ programs are structured to provide favorable tax treatment to investors or REITs. If a program fails to satisfy the requirements necessary to permit this favorable tax treatment, NNN Realty Advisors could be subject to claims by investors and its reputation for structuring these transactions would be negatively affected, which would have an adverse effect on its financial condition and results of operations.

NNN Realty Advisors structures TIC programs and public non-traded REITs to provide favorable tax treatment to investors. For example, its TIC investors are able to defer the recognition of gain on sale of investment or business property if they enter into a 1031 exchange. Similarly, qualified REITs generally are not subject to federal income tax at corporate rates, which permits REITs to make larger distributions to investors (i.e. without reduction for federal income tax imposed at the corporate level). If NNN Realty Advisors fails to properly structure a TIC transaction or if a REIT fails to satisfy the complex requirements for qualification and taxation as a REIT under the Internal Revenue Code, NNN Realty Advisors could be subject to claims by investors as a result of additional tax they may be required to pay or because they are unable to receive the distributions they expected at the time they made their investment. In addition, any failure to satisfy applicable tax regulations in structuring its programs would negatively affect NNN Realty Advisors’ reputation, which would in turn affect its ability to earn additional fees from new programs. Claims by investors could lead to losses and any reduction in NNN Realty Advisors’ fees would have a material adverse effect on its revenues.

If the properties that NNN Realty Advisors manages fail to perform, then the fees it receives from them will be reduced or may cease and its financial condition and results of operations would be harmed.

NNN Realty Advisors’ success depends significantly upon the performance of the properties it manages. The revenue NNN Realty Advisors generates from its management services business is generally a percentage of gross rental income from the properties. The performance of these properties will depend upon the following factors, among others, many of which are partially or completely outside of NNN Realty Advisors’ control:

•	NNN Realty Advisors’ ability to attract and retain creditworthy tenants;

•	the magnitude of defaults by tenants under their respective leases;

•	NNN Realty Advisors’ ability to control operating expenses;

•	present and future governmental regulations, local rent control or stabilization ordinances;

•	various uninsurable risks, such as earthquakes and hurricanes;

•	financial conditions prevailing generally and in the areas in which these properties are located;

•	the nature and extent of competitive properties; and

•	the real estate industry in general, including potential increases in interest rates and tenant defaults and declines in real estate values and rental and occupancy rates.

Any future co-investment activities NNN Realty Advisors undertakes could subject it to real estate investment risks which could lead to the need for substantial capital contributions, which may impact its cash flows and financial condition and, if it is unable to make them, could damage its reputation and result in adverse consequences to its holdings.

NNN Realty Advisors may from time to time invest its capital in certain real estate investments with other real estate firms or with institutional investors such as pension plans. Any co-investment will generally require NNN Realty Advisors to make initial capital contributions, and some co-investment entities may request additional capital from NNN Realty Advisors and its subsidiaries holding investments in those assets. These contributions could adversely impact NNN Realty Advisors’ cash flows and financial condition. Moreover, the failure to provide these contributions could have adverse consequences to NNN Realty Advisors’ interests in these investments. These adverse consequences could include damage to NNN Realty Advisors’ reputation with its co-investment partners as well as dilution of ownership and the necessity of obtaining alternative funding from other sources that may be on disadvantageous terms, if available at all.

Geographic concentration of program properties may expose NNN Realty Advisors’ programs to regional economic downturns that could adversely impact their operations and, as a result, the fees NNN Realty Advisors is able to generate from them, including fees on disposition of the properties as NNN Realty Advisors may be limited in its ability to dispose of properties in a challenging real estate market.

NNN Realty Advisors’ programs generally focus on acquiring assets satisfying particular investment criteria, such as type or quality of tenants. There is generally no or little focus on the geographic location of a particular property. NNN Realty Advisors cannot guarantee, however, that its programs will have, or will be able to maintain, a significant amount of geographic diversity. Although NNN Realty Advisors’ property programs are located in 28 states, a majority of these properties (by square footage) are located in Texas, California, Florida and Colorado. Geographic concentration of properties exposes NNN Realty Advisors’ programs to economic downturns in the areas where the properties are located. A regional recession or other major, localized economic disruption in a region, such as earthquakes and hurricanes, in any of these areas could adversely affect NNN Realty Advisors’ programs’ ability to generate or increase their operating revenues, attract new tenants or dispose of unproductive properties. Any reduction in program revenues would effectively reduce the fees NNN Realty Advisors generates from them, which would adversely affect NNN Realty Advisors’ results of operations and financial condition.

The failure of Triple Net Properties and Realty to hold the required real estate licenses may subject NNN Realty Advisors to penalties, such as fines, restitution payments and termination of management agreements, and to the suspension or revocation of Realty’s broker licenses.

Although Realty was required to have real estate licenses in states in which it acted as a broker for NNN Realty Advisors’ programs and received real estate commissions, Realty did not hold a license in certain of those states when it earned fees for those services. In addition, almost all of Triple Net Properties’ revenue was based on an arrangement with Realty to share fees from NNN Realty Advisors’ programs. Triple Net Properties did not hold a real estate license in any state, although most states in which properties of NNN

Realty Advisors’ programs were located may have required Triple Net Properties to hold a license in order to share fees. As a result, NNN Realty Advisors may be subject to penalties, such as fines (which could be a multiple of the amount received), restitution payments and termination of management agreements, and to the suspension or revocation of Realty’s real estate broker licenses.

If third-party managers providing property management services for NNN Realty Advisors’ programs’ office, healthcare office, retail and multi-family properties are negligent in their performance of, or default on, their management obligations, the tenants may not renew their leases or NNN Realty Advisors may become subject to unforeseen liabilities. If this occurs, it could have an adverse effect on NNN Realty Advisors’ financial condition and operating results.

NNN Realty Advisors has entered into agreements with third-party management companies to provide property management services for a significant number of NNN Realty Advisors’ programs’ properties, and NNN Realty Advisors expects to enter into similar third-party management agreements with respect to properties NNN Realty Advisors’ programs acquire in the future. NNN Realty Advisors does not supervise these third-party managers and their personnel on a day-to-day basis and NNN Realty Advisors cannot assure you that they will manage NNN Realty Advisors’ programs’ properties in a manner that is consistent with their obligations under NNN Realty Advisors’ agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that these managers will not otherwise default on their management obligations to NNN Realty Advisors. If any of the foregoing occurs, the relationships with NNN Realty Advisors’ programs’ tenants could be damaged, which may cause the tenants not to renew their leases, and NNN Realty Advisors could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If NNN Realty Advisors is unable to lease the properties or NNN Realty Advisors become subject to significant liabilities as a result of third-party management performance issues, NNN Realty Advisors’ operating results and financial condition could be substantially harmed.

NNN Realty Advisors or its new programs may be required to incur future indebtedness to raise sufficient funds to purchase properties.

One of NNN Realty Advisors’ business strategies is to develop new programs. The development of a new program requires the identification and subsequent acquisition of properties when the opportunity arises. In some instances, in order to effectively and efficiently complete a program, NNN Realty Advisors may provide deposits for the acquisition of property or actually purchase the property and warehouse it temporarily for the program. If NNN Realty Advisors does not have cash on hand available to pay these deposits or fund an acquisition, NNN Realty Advisors or NNN Realty Advisors’ programs may be required to incur additional indebtedness, which indebtedness may not be available on acceptable terms. If NNN Realty Advisors incurs substantial debt, NNN Realty Advisors could lose its interests in any properties that have been provided as collateral for any secured borrowing, or NNN Realty Advisors could lose its assets if the debt is recourse to it. In addition, NNN Realty Advisors’ cash flow from operations may not be sufficient to repay these obligations upon their maturity, making it necessary for NNN Realty Advisors to raise additional capital or dispose of some of its assets. NNN Realty Advisors cannot assure you that it will be able to borrow additional debt on satisfactory terms, or at all.

NNN Realty Advisors may be required to repay loans NNN Realty Advisors guaranteed that were used to finance properties acquired by NNN Realty Advisors’ programs.

From time to time NNN Realty Advisors provides certain guarantees of loans for properties under management. As of June 30, 2007, there were 128 loans for properties under management that were guaranteed, with approximately $3.1 billion in total principal outstanding secured by properties with a total aggregate purchase price of approximately $4.2 billion. Of the approximate $3.1 billion total principal outstanding guaranteed approximately $27.8 million was in the form of mezzanine debt and approximately $29.0 million was other recourse guarantees. If NNN Realty Advisors is called upon to satisfy a substantial portion of these guarantees, NNN Realty Advisors’ operating results and financial condition could be materially harmed.

The revenue streams from NNN Realty Advisors’ management services may be subject to limitation or cancellation.

The agreements under which NNN Realty Advisors provide advisory and management services to public non-traded REITs may generally be terminated by each REIT following a notice period, with or without cause. NNN Realty Advisors cannot assure you that these agreements will not be terminated. In addition, if NNN Realty Advisors has a significant amount of TIC programs selling their properties or public non-traded REITs liquidating in the same period, NNN Realty Advisors’ revenues would decrease unless it is able to find replacement programs to generate new fees. NNN Realty Advisors is currently in the process of liquidating two of its public non-traded REITs and, as a result, NNN Realty Advisors’ management fees from these REITs have been reduced due to the number of properties that have been sold. Any decrease in NNN Realty Advisors’ fees, as a result of termination of a contract or customary close out or liquidation of a program, could have a material adverse effect on NNN Realty Advisors’ business, results of operations and financial condition.

NNN Realty Advisors’ revenue is subject to volatility in capital raising efforts by it.

The potential growth in revenue from NNN Realty Advisors’ transaction and management services depends in large part on future capital raising in existing or future programs, as well as on NNN Realty Advisors’ ability to make resultant acquisitions on behalf of its programs, both of which are subject to uncertainty, including uncertainty with respect to capital market and real estate market conditions. This uncertainty can create volatility in NNN Realty Advisors’ earnings because of the resulting increased volatility in transaction and management services revenues. NNN Realty Advisors’ revenue may be negatively affected by factors that include not only NNN Realty Advisors’ inability to increase its portfolio of properties under management, but also changes in valuation of those properties and sales (through planned liquidation or otherwise) of properties.

Prior credits of fees for certain of NNN Realty Advisors’ TIC programs could result in claims by some of the investors in those programs.

Historically, NNN Realty Advisors has on occasion reduced the investment cost for some, but not all, investors in the same TIC program by crediting all or a portion of NNN Realty Advisors’ fees for the real estate acquisition or financing for the TIC program, and NNN Realty Advisors may do so again in the future. NNN Realty Advisors’ purpose in doing so has been to improve projected investment returns and attract TIC investors. As a result of these credits, in some of NNN Realty Advisors’ TIC programs investors have different investment costs per percentage ownership interest in the relevant property. While NNN Realty Advisors’ offering materials for prior TIC programs disclosed the possibility that NNN Realty Advisors might offer credits for specific types of fees on a selective basis to some, but not all, TIC investors, they did not disclose all of the categories of fees for which NNN Realty Advisors actually provided credits. Consequently, investors in these programs who did not initially receive the credits could bring claims against NNN Realty Advisors for rescission of their investment, fee credits or otherwise. NNN Realty Advisors has modified the disclosure in its offering materials for current and future TIC programs to make clear that NNN Realty Advisors may credit any or all categories of its fees in a program on a selective basis to some, but not all, TIC investors in the same program; that these credits may be made on a disproportionate basis; and that the credit provided to a particular investor may exceed the fees allocated to that investor.

NNN Realty Advisors experienced weaknesses in certain internal controls over financial reporting and insufficient disclosure and real estate regulatory oversight that it will need to strengthen.

In 2006, NNN Realty Advisors experienced material weaknesses and significant deficiencies in its internal control over financial reporting. Specifically, (1) Realty had an absence of accounting personnel that resulted in failures by Realty to record revenues and expenses in the proper periods and in untimely reconciliations and analyses of significant accounts (Realty historically had no accounting personnel because it was a stand alone private company that did not regularly conduct audits prior to the formation transactions), (2) there was inadequate communications between Triple Net Properties’ business and accounting personnel with respect to credits selectively given to certain investors in its TIC programs and (3) NNN Realty Advisors did not timely record a stock compensation charge associated with a transfer of shares by Messrs. Thompson and Rogers, affiliates of NNN Realty Advisors, to Mr. Hanson. Ensuring that NNN Realty Advisors has adequate financial and accounting controls to produce accurate financial statements on a timely basis and sufficient legal compliance oversight are costly and time-consuming efforts that need to be evaluated frequently. Failure to achieve and maintain effective controls and procedures for financial reporting may result in NNN Realty Advisors’ inability to provide timely and accurate financial information.

Future pressures to lower, waive or credit back NNN Realty Advisors’ fees could reduce NNN Realty Advisors’ revenue and profitability.

NNN Realty Advisors has on occasion waived or credited its fees for real estate acquisitions and financings for NNN Realty Advisors’ TIC programs to improve projected investment returns and attract TIC investors. There has also been a trend toward lower fees in some segments of the third-party asset management business, and fees paid for the management of properties in NNN Realty Advisors’ TIC programs or public non-traded REITs could follow these trends. In order for NNN Realty Advisors to maintain its fee structure in a competitive environment, NNN Realty Advisors must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. NNN Realty Advisors cannot assure you that it will be able to maintain its current fee structures. Fee reductions on existing or future new business could have a material adverse impact on NNN Realty Advisors’ revenue and profitability.

If NNN Realty Advisors fails to comply with laws and regulations applicable to real estate brokerage, NNN Realty Advisors may incur significant financial penalties.

Due to the geographic scope of NNN Realty Advisors’ operations and various real estate services NNN Realty Advisors provides, NNN Realty Advisors is subject to numerous federal, state and local laws and regulations specific to the services performed. For example, the brokerage of real estate sales and leasing transactions requires NNN Realty Advisors to maintain brokerage licenses in each state in which NNN Realty Advisors operates. If NNN Realty Advisors fails to maintain its licenses or conduct brokerage activities without a license, NNN Realty Advisors may be required to pay fines or return commissions received or have licenses suspended. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing regimes and the possible loss resulting from non-compliance have increased. Furthermore, the laws and regulations applicable to NNN Realty Advisors’ business also may change in ways that increase the costs of compliance.

Regulatory uncertainties related to NNN Realty Advisors’ dealer-manager services could harm NNN Realty Advisors’ business.

The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. The SEC, the National Association of Securities Dealers, or the NASD, and other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders to, suspend or expel a broker-dealer or any of its officers or employees. The ability to comply with applicable laws and rules is largely dependent on an internal system to ensure compliance, as well as the ability to attract and retain qualified compliance personnel. NNN Realty Advisors could be subject to disciplinary or other actions in the future due to claimed noncompliance with these securities regulations, which could have a material adverse effect on NNN Realty Advisors’ operations and profitability.

NNN Realty Advisors depends upon its programs’ tenants to pay rent, and their inability to pay rent may substantially reduce the fees NNN Realty Advisors receives which are based on gross rental amounts.

NNN Realty Advisors’ programs are subject to varying degrees of risk that generally arise from the ownership of real estate. For example, the income NNN Realty Advisors is able to generate from management fees is derived from the gross rental income on the properties in its programs. The rental income depends upon the ability of the tenants of NNN Realty Advisors’ programs’ properties to generate enough income to make their lease payments to NNN Realty Advisors. Changes beyond NNN Realty Advisors’ control may adversely affect the tenants’ ability to make lease payments or could require them to terminate their leases. Either an inability to make lease payments or a termination of one or more leases could reduce the management fees NNN Realty Advisors receives. These changes include, among others, the following:

•	downturns in national or regional economic conditions where NNN Realty Advisors’ programs’ properties are located, which generally will negatively impact the demand and rental rates;

•	changes in local market conditions such as an oversupply of properties, including space available by sublease or new construction, or a reduction in demand for properties in NNN Realty Advisors’ programs, making it more difficult for NNN Realty Advisors’ programs to lease space at attractive rental rates or at all;

•	competition from other available properties, which could cause NNN Realty Advisors’ programs to lose current or prospective tenants or cause them to reduce rental rates; and

•	changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.

Due to these changes, among others, tenants and lease guarantors, if any, may be unable to make their lease payments.

Defaults by tenants or the failure of any guarantors of tenants’ guarantor to fulfill their obligations, or other early termination of a lease could, depending upon the size of the leased premises and NNN Realty Advisors’ ability as property manager to successfully find a substitute tenant, have a material adverse effect on NNN Realty Advisors’ revenue.

Conflicts of interest inherent in transactions between NNN Realty Advisors’ programs and NNN Realty Advisors, and among its programs, could create liability for NNN Realty Advisors that could have a material adverse effect on its results of operations and financial condition.

These conflicts include but are not limited to the following:

•	NNN Realty Advisors experiences conflicts of interests with certain of its directors, officers and affiliates from time to time with regard to any of its investments, transactions and agreements in which it holds a direct or indirect pecuniary interest;

•	since NNN Realty Advisors receives both management fees and acquisition and disposition fees for its programs’ properties, NNN Realty Advisors could be in conflict with its programs over whether their properties should be sold or held by the program and NNN Realty Advisors may make decisions or take actions based on factors other than in the best interest of investors of a particular sponsored investor program;

•	a component of the compensation of certain of NNN Realty Advisors’ executives is based on the performance of particular programs, which could cause the executives to favor those programs over others;

•	NNN Realty Advisors may face conflicts of interests as to how it allocates property acquisition opportunities or prospective tenants among competing programs;

•	NNN Realty Advisors may face conflicts of interests if programs sell properties to each other or invest in each other;

•	all agreements and arrangements, including those relating to compensation, among NNN Realty Advisors and its programs, are generally not the result of arm’s-length negotiations; and

•	NNN Realty Advisors’ executive officers will devote only as much of their time to a program as they determine is reasonably required, which may be substantially less than their full time; during times of intense activity in other programs, these officers may devote less time and fewer resources to a program than are necessary or appropriate to manage the program’s business.

NNN Realty Advisors cannot assure you that one or more of these conflicts will not result in claims by investors in its programs, which could have a material adverse effect on its results of operations and financial condition.

Increased competition relating to the services NNN Realty Advisors provides could lead to a material adverse effect on its financial condition and results of operations.

NNN Realty Advisors believes there are only limited barriers to entry in its business. Current and future competitors may have more resources than NNN Realty Advisors has. In transaction services, NNN Realty Advisors faces competition with other real estate firms in the acquisition and disposition of properties, and NNN Realty Advisors also competes with other sponsors of real estate investor programs for investors to provide the capital to allow it to make these investments. NNN Realty Advisors also competes against other real estate companies who may be chosen by a broker-dealer as an investment platform instead of it. In management services, NNN Realty Advisors competes with other property managers for viable tenants for NNN Realty Advisors’ programs’ properties. NNN Realty Advisors faces competition from institutions that provide or arrange for other types of financing through private or public offerings of equity or debt and from traditional bank financings. The number and activities of NNN Realty Advisors’ competitors could have a material adverse effect on its financial condition and results of operations.

The ongoing SEC investigation of Triple Net Properties and its affiliates could adversely impact NNN Realty Advisors’ ability to conduct its real estate investment programs.

On September 16, 2004, Triple Net Properties learned that the SEC Los Angeles Enforcement Division, or the SEC Staff, is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC requested information from Triple Net Properties relating to disclosure in public and private securities offerings sponsored by Triple Net Properties and its affiliates prior to 2005, or the Triple Net securities offerings. The SEC Staff also requested information from NNN Capital Corp., or Capital Corp., the dealer-manager for the Triple Net securities offerings. The SEC Staff requested financial and other information regarding the Triple Net securities offerings and the disclosures included in the related offering documents from each of Triple Net Properties and Capital Corp.

Triple Net Properties and Capital Corp. are engaged in settlement negotiations with the SEC staff regarding this matter. Based on these negotiations, NNN Realty Advisors believes that the conclusion to this matter will not result in a material adverse affect to its results of operations, financial condition or ability to conduct its business. The settlement negotiations are continuing, and any settlement negotiated with the SEC Staff must be approved by the Commission. Since the matter is not concluded, it remains subject to the risk that the SEC may seek additional remedies, including substantial fines and injunctive relief that, if obtained, could materially adversely affect NNN Realty Advisors’ ability to conduct its program offerings. Additionally, any resolution of this matter that reflects negatively on NNN Realty Advisors’ reputation could materially and adversely affect the willingness of NNN Realty Advisors’ existing programs to continue to use NNN Realty Advisors’ management services and of potential investors to invest in NNN Realty Advisors’ future programs. The matters that are the subject of this investigation could also give rise to claims against NNN Realty Advisors by investors in NNN Realty Advisors’ programs. At this time, NNN Realty Advisors cannot assess how or when the outcome of the matter will be ultimately determined.

The offerings conducted to raise capital for NNN Realty Advisors’ TIC programs are done in reliance on exemptions from the registration requirements of the Securities Act. A failure to satisfy the requirements for the appropriate exemption could void the offering or, if it is already completed, provide the investors with rescission rights, either of which would have a material adverse effect on NNN Realty Advisors’ reputation and as a result its business and results of operations.

The securities of NNN Realty Advisors’ TIC programs are offered and sold in reliance upon a private placement offering exemption from registration under the Securities Act and applicable state securities laws. If NNN Realty Advisors or its dealer-manager failed to comply with the requirements of the relevant exemption and an offering were in process, NNN Realty Advisors may have to terminate the offering. If an offering was completed, the investors may have the right, if they so desired, to rescind their purchase of the securities. A rescission offer could also be required under applicable state securities laws and regulations in states where any securities were offered without registration or qualification pursuant to a private offering or other exemption. If a number of holders sought rescission at one time, the applicable program would be required to make significant payments which could adversely affect its business and as a result, the fees generated by NNN Realty Advisors from such program. If one of NNN Realty Advisors’ programs was forced to terminate an offering before it was completed or to make a rescission offer, NNN Realty Advisors’ reputation would also likely be significantly harmed. Any reduction in fees as a result of a rescission offer or a loss of reputation would have a material adverse effect on NNN Realty Advisors’ business and results of operations.

A downturn in the general economy or the real estate market would harm NNN Realty Advisors’ business.

NNN Realty Advisors’ business is negatively impacted by periods of economic slowdown or recession, rising interest rates and declining demand for real estate. These economic conditions could have a number of effects, which could have a material adverse impact on certain segments of NNN Realty Advisors’ business, including a decline in:

•	acquisition and disposition activity, with a corresponding reduction in fees from these services;

•	the supply of capital invested in commercial real estate or in commercial real estate investor programs;

•	the value of real estate, which would cause NNN Realty Advisors to realize lower revenue from property management fees, which in certain cases are calculated as a percentage of the revenue of the property under management; and

•	rental or occupancy rates or increase in tenant defaults.

The real estate market tends to be cyclical and related to the condition of the economy and to the perceptions of investors and users as to the economic outlook. A downturn in the economy or the real estate market could have a material adverse effect on NNN Realty Advisors’ business, financial condition or results of operations.

In November and December 2006, NNN Realty Advisors executed various transactions, referred to as the formation transactions, to acquire Triple Net Properties, Realty and Capital Corp. The transactions were between affiliates of NNN Realty Advisors and were not necessarily negotiated at arm’s length. If NNN Realty Advisors is subject to liability as a result of any of the formation transactions, its business and results of operation could be adversely affected.

In November and December 2006, NNN Realty Advisors acquired Triple Net Properties, Realty and Capital Corp. Two of the transactions were accomplished by a contribution of shares to NNN Realty Advisors, but the merger of Triple Net Properties required the vote of a majority of the membership interests. This approval was obtained in November 2006, but NNN Realty Advisors can provide no assurance that minority investors in Triple Net Properties are satisfied with the value they received or that they will not bring future claims in connection with the formation transactions.

The formation transactions were negotiated between NNN Realty Advisors and its affiliates and, as a result, do not represent arm’s length transactions. NNN Realty Advisors did not obtain any representations or indemnities from any of the owners of Triple Net Properties other than Mr. Thompson and Mr. Rogers, for liabilities associated with Triple Net Properties arising from events or circumstances occurring or existing prior to the formation transactions. Additionally, NNN Realty Advisors obtained very limited representations and indemnities from the owners of Realty and Capital Corp. for the operations of, and liabilities associated with, those companies arising from events or circumstances occurring or existing prior to the formation transactions. NNN Realty Advisors has no assurance that any contributing party providing these limited representations or indemnities will have adequate capital to fulfill its indemnity obligations. NNN Realty Advisors therefore may have very limited or no recourse to those prior owners if it suffers harm due to any of the prior operations or liabilities of Triple Net Properties, Realty or Capital Corp. relating to periods prior to the formation transactions.

Claims from minority investors or any inherited liabilities as a result of these transactions could have an adverse effect on the business and results of operation of NNN Realty Advisors.

An increase in interest rates may negatively affect the equity value of NNN Realty Advisors’ programs or cause NNN Realty Advisors to lose potential investors to alternative investments, causing the fees NNN Realty Advisors receives for transaction and management services to be reduced.

In the last two years, interest rates in the United States have generally increased. If interest rates were to continue to rise, NNN Realty Advisors’ financing costs would likely rise and NNN Realty Advisors’ net yield to investors may decline. This downward pressure on net yields to investors in NNN Realty Advisors’ programs could compare poorly to rising yields on alternative investments. Additionally, as interest rates rise, valuations of commercial real estate properties typically decline. A decrease in both the attractiveness of NNN Realty Advisors’ programs and the value of assets held by these programs could cause a decrease in both transaction and management services revenues, which would have an adverse effect on NNN Realty Advisors’ results of operations.

Increasing competition for the acquisition of real estate may impede NNN Realty Advisors’ ability to make future acquisitions which would reduce the fees NNN Realty Advisors generates from these programs and could adversely affect NNN Realty Advisors’ operating results and financial condition.

The commercial real estate industry is highly competitive on an international, national and regional level. NNN Realty Advisors’ programs face competition from REITs, institutional pension plans, and other public and private real estate companies and private real estate investors for the acquisition of properties and for raising capital to create programs to make these acquisitions. Competition may prevent NNN Realty Advisors’ programs from acquiring desirable properties or increase the price they must pay for real estate. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If NNN Realty Advisors’ programs pay higher prices for properties, investors may experience a lower return on investment and be less inclined to invest in NNN Realty Advisors’ next program which may decrease NNN Realty Advisors’ profitability. Increased competition for properties may also preclude NNN Realty Advisors’ programs from acquiring properties that would generate the most attractive returns to investors or may reduce the number of properties NNN Realty Advisors’ programs could acquire, which could have an adverse effect on NNN Realty Advisors’ business.

Illiquidity of real estate investments could significantly impede NNN Realty Advisors’ ability to respond to adverse changes in the performance of NNN Realty Advisors’ programs’ properties and harm NNN Realty Advisors’ financial condition.

Because real estate investments are relatively illiquid, NNN Realty Advisors’ ability to promptly facilitate a sale of one or more properties or investments in NNN Realty Advisors’ programs in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in the market for a property, changes in the financial condition or prospects of prospective purchasers, changes in regional, national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Fees from the disposition of properties would be materially affected if NNN Realty Advisors were unable to facilitate a significant number of property dispositions for NNN Realty Advisors’ programs.

Uninsured and underinsured losses may adversely affect operations.

NNN Realty Advisors carries commercial general liability, fire and extended coverage insurance with respect to NNN Realty Advisors’ programs’ properties. NNN Realty Advisors obtains coverage that has policy specifications and insured limits that NNN Realty Advisors believes are customarily carried for similar properties. NNN Realty Advisors cannot assure you, however, that particular risks that are currently insurable will continue to be insurable on an economic basis or that current levels of coverage will continue to be available. In addition, NNN Realty Advisors generally does not obtain insurance against certain risks, such as floods.

Should a property sustain damage or an occupant sustain an injury, NNN Realty Advisors may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. In the event of a substantial property loss or personal injury, the insurance coverage may not be sufficient to pay the full damages. In the event of an uninsured loss, NNN Realty Advisors could lose some or all of its capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under these circumstances, the insurance proceeds NNN Realty Advisors receives, if any, might not be adequate to restore NNN Realty Advisors’ economic position with respect to the property. In the event of a significant loss at one or more of the properties in NNN Realty Advisors’ programs, the remaining insurance under the applicable policy, if any, could be insufficient to adequately insure the remaining properties. In this event, securing additional insurance, if possible, could be significantly more expensive than the current policy. A loss at any of these properties or an increase in premium as a result of a loss could decrease the income from or value of properties under management in NNN Realty Advisors’ programs, which in turn would reduce the fees NNN Realty Advisors receives from these programs. Any decrease or loss in fees could have a material adverse effect on NNN Realty Advisors’ financial condition or results of operations.

Environmental regulations may adversely impact NNN Realty Advisors’ business or cause NNN Realty Advisors to incur costs for cleanup of hazardous substances or wastes or other environmental liabilities.

Federal, state and local laws and regulations impose various environmental zoning restrictions, use controls, and disclosure obligations which impact the management, development, use, and/or sale of real estate. These laws and regulations tend to discourage sales activities with respect to some properties, and by decreasing or delaying those transactions may adversely affect the results of operations and financial condition of NNN Realty Advisors’ business. In addition, a failure by NNN Realty Advisors or one of NNN Realty Advisors’ programs to disclose environmental concerns in connection with a real estate disposition may subject NNN Realty Advisors to liability to a buyer or lessee of property.

In addition, in NNN Realty Advisors’ role as a property manager, NNN Realty Advisors could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes at properties NNN Realty Advisors currently or formerly managed, or at off-site locations where wastes from such properties were disposed. This liability can be imposed without regard for the lawfulness of the original disposal activity, or NNN Realty Advisors’ knowledge of, or fault for, the release or contamination. Further, liability under some of these laws may be joint and several, meaning that one liable party could be held responsible for all costs related to a contaminated site. NNN Realty Advisors could also be held liable for property damage or personal injury claims alleged to result from environmental contamination, or from asbestos-containing materials, mold or lead-based paint present at the properties we manage. Similarly, NNN Realty Advisors is obliged, under the debt financing arrangements on the properties owned by NNN Realty Advisors’ TIC programs, to provide an indemnity to the lenders for environmental liabilities and to remediate any environmental problems that might arise. Insurance for these matters may not be available.

Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property managers to inspect for and remove lead-based paint in certain buildings, could increase NNN Realty Advisors’ costs of legal compliance and potentially subject NNN Realty Advisors to violations or claims. Further, mold contamination has been linked to a number of health problems, which has resulted in litigation from tenants seeking various remedies. There can be no assurance that NNN Realty Advisors’ programs will not be subject to litigation relating to asbestos mold contamination or that any claims would be covered by NNN Realty Advisors’ insurance policy.

NNN Realty Advisors may not be able to obtain additional financing when NNN Realty Advisors needs it or on acceptable terms, and any such financing, or the failure to obtain financing, may adversely affect the market price of Grubb & Ellis’ common stock.

There can be no assurance that the anticipated cash flow from operations will be sufficient to meet all of NNN Realty Advisors’ cash requirements. NNN Realty Advisors intends to continue to make investments to support NNN Realty Advisors’ business growth and may require additional funds to respond to business challenges. Accordingly, NNN Realty Advisors may need to complete additional equity or debt financings to secure additional funds. NNN Realty Advisors cannot assure you that further equity or debt financing will be available on acceptable terms, if at all. In addition, the terms of any debt financing may restrict NNN Realty Advisors’ financial and operating flexibility. NNN Realty Advisors’ inability to obtain any needed financing, or the terms on which it may be available, could have a material adverse effect on NNN Realty Advisors’ business.

Risks Related to the Combined Company

The current downturn in the credit markets has increased the cost of borrowing and has made financing difficult to obtain, each of which may have a material adverse effect on the results of operations and business of the combined company.

Recent events in the financial markets have had an adverse impact on the credit markets and, as a result, the availability of credit has become more expensive and difficult to obtain. Some lenders are imposing more stringent restrictions on the terms of credit and there may be a general reduction in the amount of credit available in the markets in which the combined company will conduct business. The negative impact on the tightening of the credit markets may have a material adverse effect on the combined company resulting from, but not limited to, an inability to refinance the Grubb & Ellis credit facility on favorable terms, if at all, increased financing costs, refinancing with more restrictive covenants than the Grubb & Ellis credit facility or the inability to incur additional indebtedness.

The negative impact of the recent adverse changes in the credit markets on the real estate sector generally or the inability of the combined company to obtain financing on favorable terms, if at all, may have a material adverse effect on the results of operations and business of the combined company.

Although the combined company intends to declare quarterly dividends following the merger, there can be no assurances when or whether the combined company will declare future dividends or the amount of any dividends that may be declared in the future.

Although the combined company has previously announced that it intends to declare quarterly dividends, future cash dividends will depend upon the combined company’s results of operations, financial condition, capital requirements, general business conditions and other factors that the combined company’s board of directors may deem relevant. Also, there can be no assurance the combined company will pay dividends even if the necessary financial conditions are met and sufficient cash is available for distribution.

Additionally, certain covenants in the Grubb & Ellis credit facility prohibit the making of distributions or payments of dividends on its common stock. In particular, the Grubb & Ellis credit facility contains a complete prohibition on the declaration and payment of dividends for so long as amounts borrowed under the credit facility relating to the properties to be sold to G&E Realty Advisors remain outstanding. Following the sale or disposition of such properties in accordance with the terms of the Grubb & Ellis credit facility, dividend payments may only be made to stockholders in an amount of “excess cash flow” as defined in such credit facility. Due to the above limitations, and unless alternate financing without such dividend payment restrictions can be obtained to pay off the existing G&E credit facility, there can be no assurance that the combined company will pay dividends in the future.

Loss of key personnel could have a material adverse effect on the business and results of operations of the combined company.

The success of the combined company after the merger will depend in part upon the ability of Grubb & Ellis and NNN Realty Advisors to retain key employees of both companies. Competition for qualified personnel can be very intense. In addition, key employees may depart because of issues relating to the uncertainty or difficulty of integration or a desire not to remain with the combined company. Accordingly, no assurance can be given that Grubb & Ellis or NNN Realty Advisors will be able to retain key employees. Loss of key personnel could have a material adverse effect on the business and results of operations of the combined company.

The common stock of the combined company may be affected by factors different from those affecting the price of NNN Realty Advisors common stock or Grubb & Ellis common stock.

On completion of the merger, holders of NNN Realty Advisors common stock and Grubb & Ellis common stock will be holders of common stock of the combined company. As the business of Grubb & Ellis and the business of NNN Realty Advisors are different, the results of operations as well as the price of common stock on completion of the merger may be affected by factors different than those factors affecting Grubb & Ellis and NNN Realty Advisors as independent stand-alone entities. The combined company will face additional risks and uncertainties not otherwise facing each independent company in the merger. For a discussion of the business of Grubb & Ellis and NNN Realty Advisors and of factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under the sections entitled “Where You Can Find More Information,” “Risks Related to Grubb & Ellis” and “Risks Related to NNN Realty Advisors” above.

Following the merger, the combined company plans to expand its business to include international operations that could subject it to social, political and economic risks of doing business in foreign countries.

Although Grubb & Ellis and NNN Realty Advisors do not currently conduct significant business outside the United States, the combined company intends to expand its business to include international operations. Circumstances and developments related to international operations that could negatively affect the combined company’s business or results of operations include, but are not limited to, the following factors:

•	difficulties and costs of staffing and managing international operations;

•	currency restrictions, which may prevent the transfer of capital and profits to the United States;

•	adverse foreign currency fluctuations;

•	changes in regulatory requirements;

•	potentially adverse tax consequences;

•	the responsibility of complying with multiple and potentially conflicting laws;

•	the impact of regional or country-specific business cycles and economic instability;

•	the geographic, time zone, language and cultural differences among personnel in different areas of the world;

•	political instability; and

•	foreign ownership restrictions with respect to operations in certain countries.

Additionally, the combined company may establish joint ventures with foreign entities for the provision of brokerage services abroad, which may involve the purchase or sale of the combined company’s equity securities or the equity securities of the joint venture participant(s). In these joint ventures, the combined company may not have the right or power to direct the management and policies of the joint venture and other participants may take action contrary to the combined company’s instructions or requests and against the combined company’s policies and objectives. In addition, the other participants may become bankrupt or have economic or other business interests or goals that are inconsistent with the combined company. If a joint venture participant acts contrary to the combined company’s interest, then it could have a material adverse effect on the combined company’s business and results of operations.

Delaware law and provisions of the combined company’s amended and restated certificate of incorporation and restated bylaws contain provisions that could delay, deter or prevent a change of control.

The anti-takeover provisions of Delaware law impose various impediments on the ability or desire of a third party to acquire control of the combined company, even if a change of control would be beneficial to its existing stockholders, and the combined company will be subject to these Delaware anti-takeover provisions. Additionally, the combined company’s amended and restated certificate of incorporation and its restated bylaws contain provisions that might enable its management to resist a proposed takeover of the combined company. These provisions could discourage, delay or prevent a change of control of the combined company or an acquisition of the combined company at a price that its stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for the combined company’s stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock. The provisions include:

•	the authority of the combined company’s board to issue, without stockholder approval, preferred stock with such terms as the combined company’s board may determine (see risk factor directly below);

•	the authority of the combined company’s board to adopt, amend or repeal the combined company’s bylaws; and

•	a prohibition on holders of less than a majority of the combined company’s outstanding shares of capital stock calling a special meeting of the combined company’s stockholders.

The combined company will have the ability to issue blank check preferred stock, which could adversely affect the voting power and other rights of the holders of its common stock.

Even though the combined company will not initially have any preferred stock issued and outstanding, it will have the right to issue so-called “blank check” preferred stock, which may affect the voting rights of holders of common stock and could deter or delay an attempt to obtain control of the combined company. The combined company’s board of directors will be authorized, without any further stockholder approval, to issue one or more additional series of preferred stock. The combined company will be authorized to fix and state the voting rights, powers, designations, preferences and relative participation or other special rights of each such series of preferred stock and any qualifications, limitations and restrictions thereon. Preferred stock typically ranks prior to the common stock with respect to dividend rights, liquidation preferences, or both, and may have full, limited, or expanded voting rights. Accordingly, additional issuances of preferred stock could further adversely affect the voting power and other rights of the holders of common stock.

Grubb & Ellis has registration rights outstanding, which could have a negative impact on its share price if exercised.

Pursuant to Grubb & Ellis’ registration rights agreement with Kojaian Ventures, L.L.C. and Kojaian Holdings, LLC, these entities could, in the future, cause the combined company to file additional registration statements with respect to its shares of common stock, which could have a negative impact on the combined company’s share price.

Future sales of the combined company’s common stock could adversely affect its stock price.

Upon the closing of the merger, an aggregate of           shares of the combined company’s common stock will be “restricted securities” as that term is defined by Rule 144 of the Securities Act, and may be sold only in compliance with Rule 144 of the Securities Act or pursuant to an effective registration statement. Such restricted securities will be held by the combined company’s directors, officers, and their affiliates and           are currently eligible for sale in accordance with Rule 144. Ordinarily, under Rule 144, a person who is an “affiliate” (as that term is defined in Rule 144) and has beneficially owned restricted securities for a period of one year may, every three months, sell in brokerage transactions an amount that does not exceed the greater of (1) one percent of the outstanding class of such securities, or (2) the average weekly trading volume in such securities on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four weeks prior to the filing of a notice of sale by a securities holder. A person who is not a combined company affiliate who beneficially owns restricted securities is also subject to the foregoing volume limitations but may, after the expiration of two years, sell unlimited amounts of such securities under certain circumstances. Possible or actual sales of its outstanding common stock by its stockholders under Rule 144 could cause the price of its common stock to decline.

In addition, as of the closing of the merger, there will be an aggregate of           combined company shares subject to issuance upon the exercise of outstanding options. Accordingly, these shares will be available for sale in the open market, subject to vesting restrictions, and, in the case of affiliates, certain volume limitations. The sale of shares either present to the exercise of outstanding options or as a consequence of the application of the vesting of certain restricted stock could also cause the price of the combined company’s common stock to decline.

Upon completion of the merger and the amendments to the Grubb & Ellis charter, the combined company will have a staggered board, which may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders.

The combined company’s charter, once amended, will provide that its board of directors be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a result, at any annual meeting, only a minority of the board of directors will be considered for election. Since the combined company’s “staggered board” would prevent its stockholders from replacing a majority of its board of directors at any annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders.

Failure to manage future growth effectively may have a material adverse effect on the combined company’s financial condition and results of operations.

In the event that the combined company experiences rapid growth in its operations, a significant strain may be placed upon management, administrative, operational and financial infrastructure. In addition to managing the successful integration of the two companies’ operations, the combined company’s success will depend in part upon the ability of the executive officers to manage future growth effectively. The combined company’s ability to grow also depends upon its ability to successfully hire, train, supervise and manage new employees, obtain financing for its capital needs, expand its systems effectively, allocate its human resources optimally, maintain clear lines of communication between its transactional and management functions and its finance and accounting functions, and manage the pressures on its management and administrative, operational and financial infrastructure. Additionally, managing future growth may be difficult due to the new geographic locations and business lines of the combined company. There can be no assurance that the combined company will be able to accurately anticipate and respond to the changing demands it will face as it integrates and continues to expand its operations, and it may not be able to manage growth effectively or to achieve growth at all. Any failure to manage the future growth effectively could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The combined company will not be required to furnish a report on its internal control over financial reporting until December 2008.

Grubb & Ellis is currently required to furnish a report on its internal control over financial reporting pursuant to the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 as part of the Annual Reports that it files on Form 10-K. However, these rules will not apply to the combined company until it files its Annual Report on Form 10-K for its fiscal year ending December 31, 2008. As a result, the combined company’s stockholders may have less information available to them about the effectiveness of the combined company’s internal control over financial reporting than Grubb & Ellis’ stockholders currently have available to them about the effectiveness of Grubb & Ellis’ internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information about Grubb & Ellis and NNN Realty Advisors that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this document or may be incorporated into this document by reference to other documents and may include statements for the period following the completion of the merger. Representatives of Grubb & Ellis and NNN Realty Advisors may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements about the expected benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain conditions to the completion of the merger and whether and when the merger will be consummated. These statements are subject to risks and uncertainties, including the risks described in this document under the section entitled “Risk Factors”, and those that are incorporated by reference into this document that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of management of Grubb & Ellis and NNN Realty Advisors and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties.

The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document or those made by representatives of Grubb & Ellis and NNN Realty Advisors in connection with the combined company’s business upon the consummation of the merger:

•	risks and uncertainties discussed and identified in public filings with the SEC made by Grubb & Ellis;

•	Grubb & Ellis and NNN Realty Advisors may be unable to obtain stockholder or regulatory approvals relating to the merger in a timely manner, if at all;

•	the businesses of Grubb & Ellis and NNN Realty Advisors may not be integrated successfully or as quickly as expected;

•	the revenues and synergies and other benefits from the merger may not be realized or may take longer to realize than expected;

•	the merger may involve unexpected costs;

•	the businesses and results of operations of Grubb & Ellis and NNN Realty Advisors may suffer as a result of uncertainty surrounding the merger;

•	the strength of the economy in general or in the markets served by Grubb & Ellis and NNN Realty Advisors, including markets in Texas and California;

•	risks relating to compliance with, or changes in, government regulation and legislation, including, but not limited to, changes in the applicable tax code;

•	risks relating to identification of, and competition for, growth and expansion opportunities;

•	risks related to Grubb & Ellis’ and NNN Realty Advisors’ ability to attract new customers and retain existing customers;

•	risks relating to exposure to liabilities in excess of insurance;

•	risks relating to adverse developments in the industry generally, including, but not limited to, developments in any investigation related to the industry that may be conducted by governmental authorities;

•	risks relating to adverse resolution of existing or future lawsuits or investigations or regulatory developments;

•	other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the combined company; and

•	those factors listed in “Risk Factors” beginning on page 16.

The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document relating to the business of Grubb & Ellis:

•	decline in the volume of real estate transactions and prices of real estate;

•	general economic slowdown or recession in the real estate markets;

•	Grubb & Ellis’ ability to attract and retain qualified personnel;

•	liquidation and dissolution of G&E Realty Advisors, an affiliate of Grubb & Ellis;

•	limitations imposed by Grubb & Ellis’ senior secured credit facility;

•	risks associated with strategic alliances and acquisitions;

•	social, political and economic risks of doing business in foreign countries;

•	industry competition;

•	seasonal revenue; and

•	liabilities arising from environmental laws and regulations.

The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document relating to the business of NNN Realty Advisors:

•	dependence on the success of real estate investment programs for generating revenue and raising new capital;

•	dependence on third-party securities broker-dealers to raise the capital to fund NNN Realty Advisors’ programs;

•	a change or revocation of the applicable tax code which provides for the current TIC structure and benefits;

•	a failure to satisfy requirements for favorable tax treatment of NNN Realty Advisors’ programs;

•	fluctuation in cash flow or earnings as a result of any co-investments, especially in the event NNN Realty Advisors is required to make future capital contributions;

•	reliance on NNN Realty Advisors’ Chairman and largest stockholder as well as other key executive officers;

•	conflicts of interest in transactions and arrangements between NNN Realty Advisors, or its directors, officers and affiliates, and its programs, and among its programs;

•	risks related to the real estate industry in general, including risks related to potential increases in interest rates and tenant defaults and declines in real estate values and rental and occupancy rates; and

•	the other risks identified in this prospectus including, without limitation, those under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document or made by representatives of Grubb & Ellis or NNN Realty Advisors may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof or, in the case of statements incorporated by reference, on the date of the document incorporated by reference, or, in the case of statements made by representatives of Grubb & Ellis or NNN Realty Advisors, on the date those statements are made. All subsequent written and oral forward-looking statements concerning the merger or the combined company or other matters addressed in this document and attributable to Grubb & Ellis or NNN Realty Advisors or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Grubb & Ellis nor NNN Realty Advisors undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

COMPARATIVE PER SHARE INFORMATION

The following unaudited pro forma combined per share information as of and for the year ended December 31, 2006 and the six months ended June 30, 2007 reflect the merger as if it had occurred on the first day of the periods presented. Such pro forma financial data is based on the historical financial statements of Grubb & Ellis and NNN Realty Advisors and gives effect to the merger under the purchase method of accounting for business combinations. As a result, the pro forma financial information is based on certain assumptions and adjustments as discussed in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”. The following should be read in connection with the section titled “Unaudited Pro Forma Condensed Combined Financial Information”, and other information included in or incorporated by reference into this document.

	NNN Realty		Unaudited
	Advisors	Grubb & Ellis	Pro Forma
	Historical	Historical	Combined

As of and for the Six Months Ended June 30, 2007:
PER COMMON SHARE DATA:
Income from Continuing Operations
Basic	$0.33	$(0.06)	$0.16
Diluted	$0.33	$(0.06)	$0.16
Cash Dividends Declared	$0.135	—	$0.09
Book Value	$5.38	$1.85	$8.54
As of and for the Year Ended December 31, 2006:
PER COMMON SHARE DATA:
Income (loss) to common stockholders
Basic	$0.72	$(5.89)	$(2.38)
Diluted	$0.72	$(5.89)	$(2.38)
Cash Dividends Declared	$0.09	—	$0.06
Book Value	$5.24	$1.87	N/A

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The principal market for the Grubb & Ellis’ common stock was the over-the-counter market, or OTC, through June 29, 2006. Since June 30, 2006, the principal market is the NYSE. The following table sets forth the high and low sales prices of Grubb & Ellis’ common stock on the NYSE for each quarter of the fiscal year ending June 30, 2007 and for the first quarter of fiscal year 2008 (through September 27, 2007):

	2007
	High	Low

First Quarter	$10.21	$7.91
Second Quarter	$12.61	$8.76
Third Quarter	$11.90	$10.23
Fourth Quarter	$13.25	$10.69

	2008
	High	Low

First Quarter (through September 27, 2007)	$12.15	$7.00

The following table sets forth the high and low sales prices of Grubb & Ellis’ common stock on the OTC for each quarter of the fiscal year ended June 30, 2006.

	2006
	High	Low

First Quarter	$7.30	$5.80
Second Quarter	$12.05	$5.55
Third Quarter	$14.20	$9.04
Fourth Quarter	$14.50	$9.00

As of June 30, 2007, there were 1,015 registered holders of Grubb & Ellis’ common stock and 25,906,870 shares of common stock outstanding. Sales of substantial amounts of common stock, including shares issued upon the exercise of options, or the perception that such sales might occur, could adversely affect prevailing market prices for the common stock.

No cash dividends were declared on Grubb & Ellis’ common stock during the fiscal years ended June 30, 2007 or 2006. Any such dividends declared and paid are restricted by provisions contained in the credit agreement between Grubb & Ellis and various lenders.

There is no established public trading market for NNN Realty Advisors common stock. As of June 30, 2007, there were 110 registered holders of common stock and 43,179,741 shares of common stock outstanding. For the quarters ended December 31, 2006, March 31, 2007 and June 30, 2007, the NNN Realty Advisors Board of Directors declared dividends per share of NNN Realty Advisors common stock of $0.09, $0.045 and $0.09, respectively. These dividend payments were funded through cash on hand. Until the consummation of the merger, NNN Realty Advisors intends to continue to pay a dividend of $0.09 per calendar quarter (or any pro rata portion thereof). The determination to pay the dividends to NNN Realty Advisors stockholders is at the discretion of the NNN Realty Advisors Board of Directors and will depend upon NNN Realty Advisors’ financial condition, results of operations, capital requirements, general business conditions and other factors that the NNN Realty Advisors Board of Directors may deem relevant. The percentage of NNN Realty Advisors dividends that exceeds NNN Realty Advisors current accumulated earnings and profits may vary substantially from year to year. NNN Realty Advisors may pay dividends from various sources, including cash on hand, borrowings under its credit facilities or past or future capital market transactions. Increased levels of debt could reduce funds available to NNN Realty Advisors to pay dividends, and borrowings may not be available on advantageous terms, if at all, to fund dividend payments.

The table below sets forth the closing sale prices of Grubb & Ellis common stock as reported on the NYSE on May 21, 2007, the last trading day prior to the public announcement of the transaction, and on September 27, 2007. The table also shows the implied value of one NNN Realty Advisors common share, which was calculated by multiplying the closing price of Grubb & Ellis common stock by the exchange ratio of 0.88. The market price of Grubb & Ellis common stock on those dates will fluctuate between the date of this document and the time of the special meetings and the completion of the merger. No assurance can be given concerning the market price of Grubb & Ellis common stock before the completion of the merger or the market price of Grubb & Ellis common stock after the completion of the merger. The exchange ratio is fixed in the merger agreement. One result of this is that the market value of the Grubb & Ellis common stock that NNN Realty Advisors stockholders will receive in the merger may vary significantly from the prices shown in the table below.

		Implied Value
		of NNN Realty
	Grubb & Ellis	Advisors
	Common Stock	Common Stock

May 21, 2007	$10.76	$9.47
September 27, 2007	$9.28	$8.17

NNN Realty Advisors stockholders should obtain current market quotations for shares of Grubb & Ellis common stock in deciding whether to vote for adoption of the merger agreement and approval of the merger. Grubb & Ellis stockholders should obtain current market quotations for shares of Grubb & Ellis common stock in deciding whether to vote for approval of the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, the amendments to the Grubb & Ellis charter to increase the number of authorized shares and to provide for a classified board of directors, and the election of the proposed board of directors.

Upon closing, Grubb & Ellis presently intends to begin paying an annual dividend of $0.41 per share. NNN Realty Advisors began paying dividends after the completion of its 144A private equity offering. The dividends paid since the 144A private equity offering equate to an annual dividend of $0.36 per share. Applying the conversion ratio of 0.88 results in an annual post merger dividend of $0.41 per share. Pro forma combined income from continuing operations for the six months ended June 30, 2007 was $10.1 million. Dividend payments for the six month period would have been $13.4 million. After consideration of merger synergies that the combined company expects to generate, cash generated from operations is expected to cover the annual dividend payment of $0.41 per share. Further, post merger pro forma combined cash and cash equivalents as of June 30, 2007 was $70.7 million. Although Grubb & Ellis has not paid dividends historically, NNN Realty Advisors has, and both Grubb & Ellis and NNN Realty Advisors believe that following the consummation of the merger, the combined company will have sufficient capital surplus to pay dividends. Payment of dividends in the future, however, will depend on business conditions, its financial condition and earnings, and other factors and there can be no guarantee that any dividends will be paid by Grubb & Ellis. See “Risk Factors — Although the combined company intends to declare quarterly dividends following the merger, there can be no assurances when or whether the combined company will declare future dividends or the amount of any dividends that may be declared in the future.”

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma merger condensed combined consolidated statements of operations data for the year ended December 31, 2006 and the six months ended June 30, 2007 reflect the merger of Grubb & Ellis and NNN Realty Advisors, as if it had occurred on January 1, 2006. The following unaudited pro forma balance sheet data as of June 30, 2007 reflects the merger as if it had occurred on that date. NNN Realty Advisors is the acquirer for purposes of accounting for the merger. Such pro forma financial data is based on the historical financial statements of Grubb & Ellis and NNN Realty Advisors and gives effect to the merger under the purchase method of accounting for business combinations. The Grubb & Ellis historical financial statements for the six months ended June 30, 2007 and twelve months ended December 31, 2006 are compiled from annual and interim financial reports and information filed with the SEC. Following the merger, Grubb & Ellis intends to change its fiscal year end from June 30 to December 31.

The accompanying unaudited pro forma condensed combined consolidated financial statements are presented for information purposes only and are subject to a number of estimates, assumptions and other uncertainties, and do not purport to represent what the results of operations or financial position actually would have been for the combined company had the merger in fact occurred on the dates specified, nor purport to project the results of operations or financial position for the combined company for any future period or at any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon finalization of the purchase accounting for the acquisition and the related transactions. In management’s opinion, all adjustments necessary to reflect the transactions have been made.

The overall presentation of the unaudited pro forma financial data includes the following:

•	pro forma merger condensed combined consolidated balance sheet as of June 30, 2007 combining the historical condensed consolidated balance sheet of NNN Realty Advisors as of June 30, 2007 with the historical Grubb & Ellis condensed consolidated balance sheet as of June 30, 2007 to give effect to the merger.

•	pro forma merger condensed combined consolidated statement of operations for the six months ended June 30, 2007 combining the historical NNN Realty Advisors condensed consolidated statement of operations for the six months ended June 30, 2007 with the historical Grubb & Ellis condensed consolidated statement of operations for the six months ended June 30, 2007 (as compiled from annual and interim financial information filed with the SEC) to give effect to the merger.

•	pro forma merger condensed combined consolidated statement of operations for the year ended December 31, 2006 combining the pro forma condensed consolidated statement of operations (as described below and referred to as the NNN pro forma condensed consolidated statement of operations) with the historical Grubb & Ellis condensed consolidated statement of operations for the year ended December 31, 2006 (as compiled from interim financial information filed with the SEC) to give effect to the merger.

•	NNN pro forma condensed consolidated statement of operations for the year ended December 31, 2006 giving effect to the “formation transactions” of NNN Realty Advisors (excluding the effect of the merger with Grubb & Ellis).

The following unaudited merger pro forma condensed combined consolidated statements of operations for the six months ended June 30, 2007 and the year ended December 31, 2006 do not give effect to any of the following non-recurring expenses that result from the completion of the merger:

•	$1.0 million transaction bonus paid to an executive officer as a result of the completion of this merger; and

•	the non-recurring compensation charge of $2.4 million that will result from the acceleration of the vesting of restricted stock awards. At the effective time of the merger, restrictions on transfer and/or forfeiture with respect to 326,668 shares of restricted NNN Realty Advisors common stock held by certain members of NNN Realty Advisors’ board of directors and management shall terminate and the Grubb & Ellis common stock issued in exchange for such shares of NNN Realty Advisors common stock shall be fully vested without such restrictions.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED PRO FORMA MERGER CONDENSED
COMBINED CONSOLIDATED BALANCE SHEET
As of June 30, 2007

The following unaudited pro forma merger condensed combined consolidated balance sheet combines the NNN Realty Advisors historical condensed consolidated data with the Grubb & Ellis historical data as of June 30, 2007. This data is presented for illustrative purposes only, and is not necessarily indicative of the financial position that would have been realized had the merger been completed as of June 30, 2007. The pro forma merger condensed combined consolidated balance sheet is qualified in its entirety by reference to and should be read in conjunction with the historical June 30, 2007 consolidated financial statements of NNN Realty Advisors and Grubb & Ellis included elsewhere in this document or incorporated by reference. In management’s opinion, all adjustments necessary to reflect the transactions have been made.

The accompanying unaudited pro forma merger condensed combined consolidated balance sheet is unaudited and subject to a number of estimates, assumptions and other uncertainties, and does not purport to be indicative of the actual financial position that would have occurred had the merger reflected therein in fact occurred on the dates specified, nor does such balance sheet purport to be indicative of the financial position that may be achieved in the future. In addition, the unaudited pro forma merger condensed combined consolidated balance sheet includes pro forma allocations of the purchase price of the merger based upon preliminary estimates of the fair value of the assets and liabilities acquired in connection with the merger and are subject to change.

PRO FORMA MERGER CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
June 30, 2007
UNAUDITED

		Grubb &				Merger
	NNN	Ellis	Pro Forma	Pro Forma		Pro Forma
(In thousands)	Historical(a)	Historical(a)	Reclassifications(b)	Adjustments		Combined

ASSETS
Current assets:
Cash and cash equivalents	$61,427	$10,088	$(800)	$—		$70,715
Restricted cash/reserves	12,184	—	800	—		12,984
Investment in marketable securities	5,123	—	—	—		5,123
Services fees receivable, net	—	15,241	—	—		15,241
Other receivables	—	4,206	—	—		4,206
Accounts receivable from related parties — net	30,953	—	—	—		30,953
Advances to related parties — net	16,146	—	—	—		16,146
Notes receivable from related party — net	3,300	—	—	—		3,300
Real estate deposits and preacquisition costs	45,316	—	—	—		45,316
Professional services contracts, net	—	7,038	—	—		7,038
Prepaid expenses and other assets	14,748	2,919	—	—		17,667
Deferred tax assets, net	—	1,905	—	—		1,905
Properties held for sale	109,004	171,266	(47,199)	—		233,071
Identified intangible assets and other assets held for sale — net	19,172	—	47,199	—		66,371

Total current assets	317,373	212,663	—	—		530,036
Investments in unconsolidated entities	15,819	5,637	—	—		21,456
Professional services contracts, net	—	12,348	—	—		12,348
Properties held for investment — net	3,771	—	—	—		3,771
Property and equipment — net	4,410	11,282	—	—		15,692
Goodwill	60,183	24,763	—	(24,763	)(c)	284,312
			—	224,129	(c)
Identified intangible assets — net	18,440	—	—	123,400	(c)	141,840
Other assets — net	1,289	2,156	—	—		3,445

Total Assets	$421,285	$268,849	$—	$322,766		$1,012,900

LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current liabilities:
Lines of credit	$—	$—	$—	$—		$—
Accounts payable and accrued expenses	40,705	19,928	—	5,295	(d)	69,612
				1,000	(e)
				2,684	(i)
Due to related parties	1,493	—	—	—		1,493
Current portion of capital lease obligations	129	—	—	—		129
Current portion of notes payable	62	—	—	—		62
Commissions payable	—	9,476	—	—		9,476
Mortgage loans payable secured by properties held for sale	121,150	—	162,000	—		283,150
Liabilities of properties held for sale-net	741	169,930	(162,000)	—		8,671
Other liabilities	2,633	10,593	—	—		13,226

Total current liabilities	166,913	209,927	—	8,979		385,819
Long-term liabilities:
Participating notes	16,277	—	—	—		16,277
Notes payable	411	—	—	—		411
Accrued claims and settlements	—	4,681	—	—		4,681
Capital lease obligations	364	—	—	—		364
Other liabilities	—	6,240	—	—		6,240
Deferred tax liability	2,813	—	—	48,225	(f)	51,038

Total Liabilities	186,778	220,848	—	57,204		464,830
Minority interest	2,222	—	—	—		2,222
STOCKHOLDERS’ EQUITY
Common Stock	431	259	—	(51	)(g)	639
Additional paid-in capital	215,138	95,161	—	219,194	(g)	531,914
				2,421	(h)
Retained earnings	16,985	(47,451)	—	47,451	(g)	13,564
				(3,421	)(e)(h)
Other comprehensive (loss) income	(269)	32	—	(32	)(g)	(269)

Total Stockholders’ Equity	232,285	48,001	—	265,562		545,848
TOTAL LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS’ EQUITY	$421,285	$268,849	$—	$322,766		$1,012,900

See Accompanying Notes to the Unaudited Pro Forma Merger
Condensed Combined Consolidated Balance Sheet

NOTES TO THE UNAUDITED PRO FORMA MERGER CONDENSED
COMBINED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2007

(a) The pro forma merger condensed combined consolidated balance sheet was prepared by combining the unaudited NNN historical consolidated balance sheet as of June 30, 2007 and the Grubb & Ellis historical consolidated balance sheet as of the same date.

(b) The Grubb & Ellis historical results were reclassified to conform to the NNN Realty Advisors historical presentation.

(c) Represents the elimination of Grubb & Ellis’ historical goodwill of $24.8 million and the preliminary allocation of the purchase price fair value over the historical net book value of the acquired assets and assumed liabilities of Grubb & Ellis as of June 30, 2007, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date. Any increase in the fair value of the identified intangible assets will have a resulting decrease in the value assigned to goodwill and any decrease in the fair value of the identified intangible assets will have a resulting increase in the value assigned to goodwill. Assuming the transaction had occurred on June 30, 2007, the preliminary allocation would have been as follows:

Purchase price of stock issued[1]	$314,563
Acquisition costs	5,295

Total purchase price	319,858
Tangible net assets acquired at fair value[2]	20,554

Purchase price in excess of net tangible assets acquired[3]	$299,304

[1]	The purchase price of stock issued was based upon the Grubb & Ellis market capitalization using the average closing stock price beginning two days before and ending two days after May 22, 2007 (the date at which the terms of the merger were agreed to and announced) and includes the fair value of 832,000 Grubb & Ellis vested stock options and 257,500 unvested stock options which will immediately vest upon consummation of the merger transaction.

[2]	Tangible assets acquired and liabilities assumed (tangible net assets) were acquired at estimated fair value which approximates the Grubb & Ellis historical carrying cost for such assets and liabilities. Liabilities assumed includes estimated change in control payments of $2.7 million due to executives of Grubb & Ellis upon consummation of the merger. Management reviewed the significant components of assets acquired and liabilities assumed as of June 30, 2007 and determined that historical carrying cost was representative of fair value.

The following is a summary of the significant assets (liabilities) acquired in the transaction:

Cash and cash equivalents	$10,088
Service fees receivable, net	15,241
Professional services contracts, net	19,386
Property and equipment, net	11,282
Accounts payable and accrued expenses	(19,928)
Commissions payable	(9,476)
Accrued claims and settlements	(4,681)
Estimated change in control payments	(2,684)
Other assets and liabilities, net	1,326

Net tangible assets acquired	$20,554

[3]	Purchase price in excess of net tangible assets acquired have been allocated on a preliminary basis as follows:

Customer contracts and relationships	$19,600
Trade names and Trademarks	82,400
Affiliate agreements	13,200
Customer backlog	2,200
Internally developed software and research database	6,000
Deferred tax liability	(48,225)
Goodwill	224,129

Total purchase price in excess of net tangible assets acquired	$299,304

(d) In connection with the merger, NNN Realty Advisors has estimated acquisition expenses of $5.3 million, which has been reflected as an adjustment to purchase price.

(e) In connection with an employment agreement, an employee may be entitled to receive an aggregate of up to $1.0 million upon consummation of the merger.

(f) Deferred tax liability recorded in purchase accounting related to the establishment of $123.4 million of intangible assets using the statutory federal rate of 34.0% and estimated state tax rate of 5.0% (net of federal benefit).

(g) Reflects the impact to common stock and additional paid-in capital resulting from the issuance of approximately 38.0 million Grubb & Ellis common shares to NNN Realty Advisors’ stockholders in the 0.88 to 1.0 merger exchange ratio. Also includes the elimination of Grubb & Ellis historical retained earnings and other comprehensive income.

(h) Reflects the impact to retained earnings of the following non-recurring expenses that will result from the completion of the merger: (i) $1.0 million transaction bonus to be paid to Scott D. Peters and (ii) non-recurring compensation charge of $2.4 million that will result from the acceleration of the vesting of 326,668 shares of restricted stock.

(i) Represents change in control payments to be made to executives of Grubb & Ellis upon consummation of the merger.

UNAUDITED PRO FORMA MERGER CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2007

The following unaudited pro forma merger condensed combined consolidated statement of operations of the combined company for the six months ended June 30, 2007 gives effect to the merger as if it had occurred on January 1, 2006.

The accompanying unaudited pro forma merger condensed combined consolidated statement of operations is unaudited and is presented for informational purposes only and does not purport to represent what the results of operations actually would have been had all or any of the transactions above in fact occurred on the date specified, nor does the information purport to project the results of operations for any future period or at any future date.

The pro forma merger condensed combined consolidated statement of operations (including the notes thereto) is qualified in its entirety by reference to and should be read in conjunction with the historical consolidated financial statements for the six months ended June 30, 2007 of NNN Realty Advisors, the audited historical results of Grubb & Ellis for the year ended June 30, 2007, and the unaudited results of Grubb & Ellis for the six months ended December 31, 2006 included elsewhere in this document or incorporated herein by reference. In management’s opinion, all adjustments necessary to reflect the merger and related transactions have been made.

UNAUDITED PRO FORMA MERGER CONDENSED COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2007

		Grubb &
	NNN	Ellis	Pro Forma	Pro Forma		Pro Forma
(In thousands, except share and per share data)	Historical	Historical(a)	Reclassifications(b)	Adjustments		Combined

SERVICES REVENUE
Transaction	$40,204	$145,558	$—	$(955	)(c)	$184,807
Management	20,857	104,640	—	—		125,497
Dealer-manager	7,844	—	—	—		7,844

Total service revenue	68,905	250,198	—	(955)		318,148
OTHER REVENUE
Rental Revenue	4,620	—	—	—		4,620
Interest Income	1,418	—	—	—		1,418
Other Income	143	—	—	—		143

Total other revenue	6,181	—	—	—		6,181

TOTAL REVENUE	75,086	250,198	—	(955)		324,329
OPERATING EXPENSE (INCOME)
Compensation costs	27,945	109,634	—	—		137,579
Commissions	—	88,088	—	—		88,088
Selling, general and administrative	19,720	47,673	—	(171	)(c)(e)	67,222
Depreciation and amortization	983	4,856	—	2,830	(d)	8,669
Merger and other board costs	—	2,337	—	—		2,337
Rental related expense	4,874	—	—	—		4,874
Interest expense	1,044	—	299	—		1,343
Loss on disposal of property and equipment	17	—	—	—		17

Total operating expense (income)	54,583	252,588	299	2,659		310,129
OPERATING INCOME (LOSS)	20,503	(2,390)	(299)	(3,614)		14,200
OTHER INCOME (EXPENSE)
Equity in earnings of unconsolidated entities	479	210	—	—		689
Interest expense	—	(299)	299	—		—
Interest and other income	1,263	360	—			1,623
Realized gain on marketable securities	1,112	—	—	—		1,112

Total other (expense) income	2,854	271	299	—		3,424
Income (loss) from continuing operations before minority interest and provision for income taxes	23,357	(2,119)	—	(3,614)		17,624
Minority interest	44	—	—	—		44

Income from continuing operations before provision for income taxes	23,313	(2,119)	—	(3,614)		17,580
Provision (benefit) for income taxes	9,384	(500)	—	(1,410	)(f)	7,474

Income (loss) from continuing operations	$13,929	$(1,619)	$—	$(2,204)		$10,106

Basic earnings (loss) per share from continuing operations	$0.33					$0.16
Diluted earnings (loss) per share from continuing operations	$0.33					$0.16
Weighted average basic shares	41,943,074			(41,943,074	)(g)	63,071,942
				36,909,905	(g)
				25,874,570	(g)
				287,468	(g)
Weighted average diluted shares	42,022,176			(42,022,176	)(g)	63,376,938
				36,909,905	(g)
				26,179,565	(g)
				287,468	(g)

See Accompanying Notes to the Unaudited Pro Forma
Condensed Combined Consolidated Statement of Operations

NOTES TO THE UNAUDITED PRO FORMA MERGER CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007

(a) The audited historical results of Grubb & Ellis for the year ended June 30, 2007 were adjusted by the unaudited results for the six months ended December 31, 2006 (as reported) to derive the six months ended June 30, 2007 Grubb & Ellis historical unaudited statement of operations.

(b) The Grubb & Ellis historical results were reclassified to conform to the NNN Realty Advisors historical presentation.

(c) Reflects the elimination of $1.0 million of transaction revenues and expenses between NNN Realty Advisors and Grubb & Ellis for the period presented.

(d) Reflects amortization of intangible assets for the six months ended June 30, 2007, as follows (in thousands):

	Identified Intangible	Amortization
	Assets	Expense

Transaction services:
Customer backlog	$2,200	$550
Affiliate agreements	$13,200	$250
Customer relationships	$2,400	$139

Total transaction services	$17,800	$939
Management services:
Customer relationships	$17,200	$891
Other operating expense:
Internally developed software and research database	$6,000	$1,000

Amortization expense is based on estimated cash flows of each intangible asset which generally results in more amortization in the early years and less in later years of the estimated useful life. Amortization expense for internally developed software and research database is based on the straight-line method over a useful life of 3 years.

In connection with the valuation of the intangible assets of Grubb & Ellis, management considered the Grubb & Ellis Trade Name, the “Trade Name”, to have an indefinite life. The following factors support the indefinite life of the Trade Name:

Legal

•	The Trade Name has been a registered trademark of the company since November 1984. Renewals of Trademark registration are attained with minimal effort and cost.

Regulatory

•	No regulatory factors exist that would limit the life of the Trade Name.

Contractual

•	No contractual factors exist that would limit the life of the Trade Name.

Competitive

•	The Trade Name has been in use since its founding in 1958.

•	Grubb & Ellis and its affiliates have over 115 office locations spanning 39 states in the US and have approximately 5,500 employees and 1,800 brokers.

•	Grubb & Ellis is considered one of the top four Real Estate Service Providers in a highly fragmented market.

•	The combined NNN/Grubb & Ellis entity will be named Grubb & Ellis and will continue to be listed on the New York Stock Exchange under the ticker symbol “GBE.”

•	Grubb & Ellis has entered into various affiliate agreements that provide the licensees with the exclusive use of the Trade Name in various US cities — currently, over 65 affiliate offices in 22 states.

Economic

•	The combined entity is expected to be profitable and to benefit from the use of the Grubb & Ellis trade name to generate significant revenues for the combined company’s products.

Based on the factors described above, the Trade Name has no legal, regulatory, contractual, competitive or economic factors that would limit its life. Based on this and the intended use of the Trade Name by Grubb & Ellis for the foreseeable future, management considers the Trade Name to have an indefinite life.

(e) Reflects the impact of additional pro forma cash and stock based compensation for Scott D. Peters, which will become effective upon the consummation of the merger, as if those adjustments occurred on January 1, 2006. The adjustments consist of (i) an increase to $600,000 base salary per annum and a bonus of up to two times his per annum base salary and (ii) the transfer of 600,000 shares of NNN Realty Advisors common stock from Mr. Thompson to Mr. Peters, which shares vest in equal increments over five years.

(f) The pro forma provision for income taxes for the six months ended June 30, 2007 differs from the federal statutory income tax rate of 34.0% due to the following:

(In thousands)

Federal income taxes at the statutory rate	$5,977
State income taxes, net of federal benefit	1,158
Other nondeductible items	339

Total pro forma provision for income tax	$7,474

(g) The weighted average number of common shares outstanding reflects the following: (1) 25.9 million weighted average basic and 26.2 million weighted average diluted shares, respectively, of Grubb & Ellis for the six months ended June 30, 2007 and (2) an additional 36.9 million shares of Grubb & Ellis common stock issued in connection with the merger based on the 0.88 to 1.0 merger exchange ratio which are assumed to be outstanding for the period presented. This treatment of weighted shares is consistent with a reverse merger transaction where Grubb & Ellis is considered the legal acquirer and NNN Realty Advisors the accounting acquirer. Also includes 0.3 million shares of Grubb & Ellis common stock which represent the weighted share impact of the vesting of 0.3 million shares of NNN Realty Advisors restricted stock upon consummation of the merger, multiplied by the 0.88 to 1.0 merger exchange ratio.

UNAUDITED PRO FORMA MERGER CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

The following unaudited pro forma merger condensed combined consolidated statement of operations of the combined company for the year ended December 31, 2006 gives effect to the merger as if it had occurred on January 1, 2006.

The accompanying unaudited pro forma merger condensed combined consolidated statement of operations is unaudited and is presented for informational purposes only and does not purport to represent what the results of operations actually would have been had all or any of the transactions above in fact occurred on the date specified, nor does the information purport to project the results of operations for any future period or at any future date.

The pro forma merger condensed combined consolidated statement of operations (including notes thereto) is qualified in its entirety by reference to and should be read in conjunction with the NNN pro forma combined condensed consolidated statement of operations (including the notes thereto), the historical December 31, 2006 consolidated financial statements of NNN Realty Advisors included elsewhere in this document and the combination of the six months ended December 31, 2006, and both the three months ended March 31, 2006 and June 30, 2006 historical filings of Grubb & Ellis incorporated by reference in this document. In management’s opinion, all adjustments necessary to reflect the merger and related transactions have been made.

UNAUDITED PRO FORMA MERGER CONDENSED COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	NNN Pro	Grubb &
	Forma	Ellis	Pro Forma	Pro Forma		Pro Forma
(In thousands, except share and per share data)	Combined	Historical	Reclassifications(a)	Adjustments		Combined

SERVICES REVENUE
Transaction	$65,237	$294,569	$—	$(3,978	)(b)	$355,828
Management	38,859	197,332	—	—		236,191
Dealer-manager	19,139	—	—	—		19,139

Total service revenue	123,235	491,901	—	(3,978)		611,158
OTHER REVENUE
Rental Revenue	9,224	—	—	—		9,224
Interest Income	2,952	—	—	—		2,952
Other Income	3	—	—	—		3

Total other revenue	12,179	—	—	—		12,179

TOTAL REVENUE	135,414	491,901	—	(3,978)		623,337
OPERATING EXPENSE (INCOME)
Compensation costs	58,481	206,814	—	—		265,295
Commissions	—	183,583	—	—		183,583
Selling, general and administrative	44,506	89,209	—	(2,410	)(b)(d)	131,305
Depreciation and amortization	2,104	8,103	—	7,352	(c)	17,559
Rental related expense	9,718	—	—	—		9,718
Interest expense	6,236	—	2,128	—		8,364
Reserves and other	(400)	—	—	—		(400)
Loss on disposal of property and equipment	141	—	—	—		141

Total operating expense (income)	120,786	487,709	2,128	4,942		615,565

OPERATING INCOME	14,628	4,192	(2,128)	(8,920)		7,772

OTHER INCOME (EXPENSE)
Gain on sale of marketable equity securities available for sale	—	3,765	—	—		3,765
Equity in earnings of unconsolidated entities	491	512	—	—		1,003
Interest expense	—	(2,128)	2,128	—		—
Interest income	824	1,037	—	—		1,861

Total other (expense) income	1,315	3,186	2,128	—		6,629

Income from continuing operations before minority interest and provision for income taxes	15,943	7,378	—	(8,920)		14,401
Minority interest	308	—	—	—		308

Income from continuing operations before provision for income taxes	15,635	7,378	—	(8,920)		14,093
Provision (benefit) for income taxes	6,156	4,545	—	(3,479	)(e)	7,222

Income from continuing operations	9,479	2,833	—	(5,441)		6,871
Preferred stock redemption	—	(105,267)	—	—		(105,267)

Income (loss) to common stockholders	$9,479	$(102,434)	$—	$(5,441)		$(98,396)

Basic earnings per share from continuing operations(g)	$0.35					$(2.38)
Diluted earnings per share from continuing operations(g)	$0.35					$(2.38)
Weighted average basic shares	26,982,176			(26,982,176	)(f)	41,418,783
				23,744,315	(f)
				17,387,000	(f)
				287,468	(f)
Weighted average diluted shares	27,084,676			(27,084,676	)(f)	41,681,983
				23,834,515	(f)
				17,560,000	(f)
				287,468	(f)

See Accompanying Notes to the Unaudited Pro Forma
Condensed Combined Consolidated Statement of Operations

NOTES TO THE UNAUDITED PRO FORMA MERGER CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

(a) The Grubb & Ellis historical results were reclassified to conform to the NNN Realty Advisors historical presentation.

(b) Reflects the elimination of $4.0 million of transaction revenues and expenses between NNN Realty Advisors and Grubb & Ellis for the period presented.

(c) Reflects amortization of intangible assets for the year ended December 31, 2006 (in thousands):

	Identified Intangible	Amortization
	Assets	Expense

Transaction services:
Customer backlog	$2,200	$1,100
Affiliate agreements	$13,200	$507
Customer relationships	$2,400	$283

Total transaction service	$17,800	$1,890
Management services:
Customer relationships	$17,200	$3,462
Other operating expense:
Internally developed software and research database	$6,000	$2,000

The estimated amortization expense for the five year period subsequent to the consummation of the merger is as follows (in thousands):

	Identified
	Intangible	Amortization Expenses ($)
	Asset	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5

Transaction services
Customer backlog	$2,200	$1,100	$1,100	$—	$—	$—
Affiliate agreements	$13,200	$507	$500	$497	$490	$483
Customer relationships	$2,400	$283	$278	$370	$320	$285
Management services
Customer relationships	$17,200	$3,462	$1,783	$1,608	$1,268	$996
Other operating expense Internally developed software and research database	$6,000	$2,000	$2,000	$2,000	$—	$—

Total amortization	$41,000	$7,352	$5,661	$4,475	$2,078	$1,764

Amortization expense is based on estimated cash flows of each intangible asset which generally results in more amortization in the early years and less in later years of the estimated useful life. Amortization expense for internally developed software and research database is based on the straight-line method over a useful life of 3 years.

In connection with the valuation of the intangible assets of Grubb & Ellis, management considered the Grubb & Ellis Trade Name, the “Trade Name”, to have an indefinite life. See note (d) to the unaudited pro forma merger condensed combined consolidated statement of operations for the six months ended June 30, 2007 for a further description.

(d) Reflects the impact of additional pro forma cash and stock based compensation for Scott D. Peters, which will become effective upon the consummation of the merger, as if those adjustments occurred on January 1, 2006. The adjustments consist of (i) an increase to $600,000 base salary per annum and a bonus of up to two times his per annum base salary and (ii) the transfer of 600,000 shares of NNN Realty Advisors common stock from Mr. Thompson to Mr. Peters, which shares vested in equal increments over 5 years.

(e) The pro forma provision for income taxes for the year ended December 31, 2006 differs from the federal statutory income tax rate of 34.0% due to the following:

(In thousands)

Federal income taxes at the statutory rate	$4,792
State income taxes, net of federal benefit	704
Non-taxable income	(210)
Other nondeductible items	1,936

Total pro forma provision for income tax	$7,222

(f) The weighted average number of common shares outstanding reflects the following: (1) 17.4 million weighted average basic and 17.6 million weighted average diluted shares, respectively, of Grubb & Ellis for the twelve months ended December 31, 2006 and (2) an additional 23.7 million shares of Grubb & Ellis common stock issued in connection with the merger based on the 0.88 to 1.0 merger exchange ratio which are assumed to be outstanding for the period presented. This treatment is consistent with a reverse merger transaction where Grubb & Ellis is considered the legal acquirer and NNN Realty Advisors the accounting acquirer. Also includes 0.3 million weighted share impact representing the weighted share impact of the vesting of 0.3 million shares of NNN Realty Advisors restricted stock upon consummation of the merger.

The weighted average shares used in the calculation of the pro forma earnings per share amounts include Grubb & Ellis common stock issued in connection with a preferred stock conversion on July 6, 2006. A related charge to earnings of approximately $105.3 million is therefore included in Grubb & Ellis’ historical income (loss) to common stockholders. A substantial portion of this one-time charge to earnings was non-cash in nature, totaling approximately $95.2 million, with a one-time cash payment to the preferred stockholder of approximately $10.1 million.

UNAUDITED NNN PRO FORMA CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
OF NNN REALTY ADVISORS
FOR THE YEAR ENDED DECEMBER 31, 2006

NNN Realty Advisors was formed in September 2006 to acquire each of Triple Net Properties, Realty and Capital Corp. to bring the businesses conducted by those companies under one corporate umbrella and to facilitate a private placement offering. Triple Net Properties was the acquiror of Realty and Capital Corp. for accounting purposes. Concurrently, with the closing of the 144A private equity offering, the acquisitions of Triple Net Properties and Realty became effective and the Capital Corp. acquisition was effective on December 31, 2007, collectively, the “formation transactions.” These pro forma financial statements are the pre-merger NNN Realty Advisors pro forma financials which reflect all transactions required to be reflected leading up to, but excluding, the proposed merger with Grubb & Ellis.

The unaudited pro forma condensed combined statements of operations of pre-merger NNN Realty Advisors for the year ended December 31, 2006 give effect to the following formation transactions as if they had occurred on January 1, 2006:

•	The merger of Triple Net Properties with a limited liability company subsidiary wholly-owned by NNN Realty Advisors in exchange for $986,000 in cash and 19,741,407 shares of NNN Realty Advisors common stock with a value of $197.4 million, which was treated as a combination of entities under common control and the assets and liabilities contributed were combined at their historical net book values on the closing date.

•	The acquisition of Realty through the contribution of 100.0% of its shares of common stock by the owners thereof in exchange for $9.4 million in cash and 4,686,500 shares of NNN Realty Advisors common stock with a value of $46.9 million, which was treated as an acquisition for accounting purposes where Realty was acquired by Triple Net Properties. Accordingly, the purchase method of accounting was used to present this accounting acquisition and the assets and liabilities of Realty were combined at their estimated fair market values. In addition, amortization of the fair value adjustment of $19.9 million to the intangible asset for contract rights is presented on the unaudited pro forma condensed combined statements of operations of NNN Realty Advisors.

•	The December 13, 2006 acquisition of Capital Corp. through the contribution of 100.0% of its shares of common stock by the owners thereof in exchange for $2.7 million in cash and 1,323,500 in shares of NNN Realty Advisors common stock with a value of $13.2 million is presented as an acquisition for accounting purposes where Capital Corp. is acquired by Triple Net Properties. Accordingly, the purchase method of accounting was used to account for this acquisition and the assets and liabilities of Capital Corp. were combined at their estimated fair market values.

The accompanying unaudited pro forma condensed combined consolidated statement of operations of NNN Realty Advisors is unaudited and is presented for informational purposes only and does not purport to represent what NNN Realty Advisors’ results of operations actually would have been had all or any of the transactions above in fact occurred on the date specified, nor does the information purport to project NNN Realty Advisors’ results of operations for any future period or at any future date.

The pro forma condensed combined consolidated statement of operations (including notes thereto) is qualified in its entirety by reference to and should be read in conjunction with the historical December 31, 2006 consolidated financial statements of NNN Realty Advisors included elsewhere in this document. In management’s opinion, all adjustments necessary to reflect the formation transactions have been made.

UNAUDITED NNN PRO FORMA CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS OF NNN REALTY ADVISORS
FOR THE YEAR ENDED DECEMBER 31, 2006

	(a)
	NNN Realty	(b)	(c)			NNN
	Advisors	Realty	Capital Corp.	Pro Forma		Pro Forma
(In thousands, except per share data)	Historical	Adjustments	Adjustments	Adjustments		Combined

SERVICES REVENUE
Transaction	$56,885	$10,980	$—	$(2,628	)(d)	$65,237
Management	38,644	215	—	—		38,859
Dealer-manager	722	—	18,417	—		19,139

Total service revenue	96,251	11,195	18,417	(2,628)		123,235

OTHER REVENUE
Rental Revenue	9,224	—	—	—		9,224
Interest Income	2,828	124	—	—		2,952
Other	3	—	—	—		3

Total other revenue	12,055	124	—	—		12,179

TOTAL REVENUE	108,306	11,319	18,417	(2,628)		135,414
OPERATING EXPENSE (INCOME)
Compensation costs	49,449	6,208	5,621	(2,797	)(e)(f)	58,481
Selling, general and administrative	30,404	474	13,576	52	(e)	44,506
Depreciation and amortization	2,086	—	18	—		2,104
Rental related expense	9,718	—	—	—		9,718
Interest expense	6,236	—	—	—		6,236
Reserves and other	(700)	—	300	—		(400)
Loss on disposal of property and equipment	141	—	—	—		141

Total operating expense (income)	97,334	6,682	19,515	(2,745)		120,786

OPERATING INCOME	10,972	4,637	(1,098)	117		14,628

OTHER INCOME
Equity in earnings of unconsolidated entities	491	—	—	—		491
Interest income	713	33	78	—		824

Total other income	1,204	33	78	—		1,315

Income from continuing operations before minority interest and provision for income taxes	12,176	4,670	(1,020)	117		15,943

Minority interest	308	—	—	—		308
Income from continuing operations before provision for (benefit) income taxes	11,868	4,670	(1,020)	117		15,635

(Benefit) provision for income taxes	(4,230)	—	(271)	10,657	(g)	6,156

Income from continuing operations	$16,098	$4,670	$(749)	$(10,540)		$9,479

Basic earnings per share from continuing operations					(h)	$0.35

Diluted earnings per share from continuing operations					(h)	$0.35

Weighted average basic shares outstanding					(h)	26,982,176

Weighted average diluted shares outstanding					(h)	27,084,676

See Accompanying Notes to the Unaudited Pro Forma
Condensed Combined Consolidated Statement of Operations

NOTES TO THE UNAUDITED NNN PRO FORMA CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
OF NNN REALTY ADVISORS,
FOR THE YEAR ENDED DECEMBER 31, 2006

(a) As reported in the accompanying historical consolidated financial statements for the year ended December 31, 2006.

(b) Amounts represent the operation of Realty for the period from January 1, 2006 through November 16, 2006 (the date of its acquisition by NNN Realty Advisors).

(c) Amounts represent the operations of Capital Corp. for the period from January 1, 2006 through December 13, 2006 (the date of its acquisition by NNN Realty Advisors).

(d) As a result of the acquisition of Realty, the contract rights intangible asset was established for the legal right to future management contract related to disposition fees due to Realty on the portfolio of real properties under contract, which resulted in a fair value adjustment in purchase accounting in the amount of $19.9 million. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006 includes an adjustment for amortization of $2.6 million, charged as a reduction to transaction revenue. During the period of future real property sales, the amortization of the contract rights intangible asset will be applied based on the net relative value of disposition fees realized.

(e) Mr. Thompson and Mr. Rogers have agreed to transfer up to 15.0% of the common stock of Realty they owned to Jeffrey T. Hanson, NNN Realty Advisors’ Chief Investment Officer, assuming he remains employed by NNN Realty Advisors in equal increments on July 29, 2007, 2008 and 2009. Upon completion of NNN Realty Advisors’ acquisition of Realty, the 15.0% ownership was subsequently converted to 844,500 shares of NNN Realty Advisors common stock: 633,375 shares from Mr. Thompson and 211,125 shares from Mr. Rogers. Because Mr. Thompson and Mr. Rogers were affiliates of NNN Realty Advisors at the time of such transfers, NNN Realty Advisors recognized a compensation charge. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 includes a pro forma adjustment for compensation expense of $2.1 million for twelve months of vesting of a portion of the stock award granted to Mr. Hanson, less amounts reflected in NNN Realty Advisors historical results. One third of the award vests on the first three anniversaries of the date of grant.

(f) This adjustment for the year ended December 31, 2006 (1) eliminates the $2.9 million compensation paid to Mr. Thompson, one of the executive officers of Realty, Capital Corp. and Triple Net Properties, for services provided to Realty and Capital Corp. and includes his $450,000 in compensation as Chairman of NNN Realty Advisors under his new contractual relationship, and (2) eliminates the $3.6 million compensation of Mr. Rogers, another executive officer of Realty and Triple Net Properties, and includes his $550,000 annual compensation that he began receiving after the closings under his new contractual arrangement with NNN Realty Advisors as an executive officer of Triple Net Properties. This adjustment also includes compensation of $700,000 of salary and bonus for Mr. Hanson as an executive officer of NNN Realty Advisors under his new contractual arrangement.

(g) Prior to NNN Realty Advisors’ 144A private equity offering, Triple Net Properties and Realty were treated as a partnership and an S Corporation, respectively, for income tax purposes. The unaudited pro forma income tax adjustments presented represents taxes which would have been reported had Triple Net Properties and Realty been subject to federal and state income taxes as C corporations. The pro forma provision for income taxes for the year ended December 31, 2006 differs from the federal statutory income tax rate of 34.0% due to the following:

(In thousands)

Federal income taxes at the statutory rate	$5,316
State income taxes, net of federal benefit	625
Other nondeductible items	215

Total pro forma provision for income tax	$6,156

(h) Pro forma basic earnings per common share gives effect to the conversion of Triple Net Properties common member interests into 19,741,407 shares of NNN Realty Advisors common stock as if it had occurred on January 1, 2006 and the issuances of 4,686,500 shares of NNN Realty Advisors common stock for the acquisition of Realty and 1,323,500 shares for the acquisition of Capital Corp. Pro forma diluted earnings per common share gives effect to the 615,000 shares of restricted stock granted to directors and officers and 896,000 options granted to officers, directors and employees under the 2006 Long-term Incentive Plan in connection with the offering. The holders of the shares of restricted stock have full voting rights and receive any dividends paid.

NNN REALTY ADVISORS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations should be read together with the financial statements and the related notes included elsewhere in this prospectus and other financial information appearing under “Unaudited Pro Forma Condensed Combined Financial Information.” The following discussion reflects NNN Realty Advisors performance for the periods listed and may not be indicative of the future financial performance. In addition, some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to NNN Realty Advisors’ plans and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. Actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis as a result of many factors, including those discussed in the “Risk Factors” section of this prospectus.

Overview and Background

NNN Realty Advisors is a full-service commercial real estate asset management and services firm. NNN Realty Advisors sponsors real estate investment programs to provide investors with the opportunity to engage in tax-deferred exchanges of real property and to invest in other real estate investment vehicles. NNN Realty Advisors raises capital for these programs through an extensive network of broker-dealer relationships. NNN Realty Advisors also structures, acquires, manages and disposes of real estate for these programs, earning fees for each of these services.

NNN Realty Advisors is a sponsor of TIC programs marketed as securities and also sponsors and advises public non-traded REITs and other real estate investment funds. For the six months ended June 30, 2007, the relative contribution to total revenue from TIC programs and non-traded REITs was approximately 79% and 18%, respectively. NNN Realty Advisors believes that the percentage of non-traded REIT revenue will increase provided that NNN Realty Advisors continues to enter into new selling agreements for its two current non-traded REIT offerings.

NNN Realty Advisors was organized in September 2006 to acquire each of Triple Net Properties, LLC, or Triple Net Properties, Triple Net Properties Realty, Inc., or Realty, and NNN Capital Corp., or Capital Corp., and to bring the businesses conducted by those companies under one corporate umbrella. On November 16, 2006, NNN Realty Advisors completed a $160.0 million private placement of common stock to institutional investors and certain accredited investors with 16 million shares of its common stock sold in the offering at $10.00 per share. Net proceeds from the offering were $146.0 million. Triple Net Properties was the predecessor to NNN Realty Advisors prior to November 16, 2006.

Critical Accounting Policies

Certain accounting policies are considered to be critical accounting policies, as they require management to make assumptions about matters that are highly uncertain at the time the estimate is made and changes in the accounting estimate are reasonably likely to occur from period to period. NNN Realty Advisors believes that the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Transaction Services Revenue — NNN Realty Advisors earns fees associated with structuring, negotiating and closing acquisitions of real estate properties to third-party investors. Such fees include acquisition and disposition fees. Acquisition and disposition fees are earned and recognized when the acquisition or disposition is closed. Organizational Marketing Expense Allowance, or OMEA, fees are earned and recognized from gross proceeds of equity raised in connection with these offerings and are used to pay formation costs, as well as organizational and marketing costs. NNN Realty Advisors is entitled to loan advisory fees for arranging financing related to properties under management. These fees are collected and recognized upon the closing of such loans.

Management Services Revenue — NNN Realty Advisors earns asset and property management fees primarily for managing the operations of real estate properties owned by the real estate programs, REITs and limited liability companies that invest in real estate or value funds NNN Realty Advisors sponsors. Such fees are based on pre-established formulas and contractual arrangements and are earned as such services are performed. NNN Realty Advisors is entitled to receive reimbursement for expenses associated with managing the properties; these expenses include salaries for property managers and other personnel providing services to the property. Each property in NNN Realty Advisors’ TIC programs is charged an accounting fee for costs associated with preparing financial reports. NNN Realty Advisors is entitled to leasing commissions when a new tenant is secured and upon tenant renewals. Leasing commissions are recognized upon execution of leases.

Dealer-Manager Services Revenue — NNN Realty Advisors facilitates capital raising transactions for its programs through Capital Corp. Capital Corp. acts as a dealer-manager exclusively for NNN Realty Advisors’ programs and does not provide securities services to any third party. NNN Realty Advisors’ wholesale dealer-manager services are comprised of raising capital for its programs through its selling broker-dealer relationships. Most of the commissions, fees and allowances earned for its dealer-manager services are passed on to the selling broker-dealers as commissions and to cover offering expenses, and NNN Realty Advisors retains the balance.

Purchase Price Allocation

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, the purchase price of acquired properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The allocation to tangible assets (building and land) is based upon determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in-place leases and the value of in-place leases and related tenant relationships.

The value allocable to the above or below market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) NNN Realty Advisors’ estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in identified intangible assets and below market lease values are included in identified intangible liabilities-net in the accompanying consolidated financial statements and are amortized to rental revenue over the weighted-average remaining term of the acquired leases with each property.

The total amount of identified intangible assets acquired is further allocated to in-place lease costs and the value of tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease and NNN Realty Advisors’ overall relationship with that respective tenant. Characteristics considered in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors. These allocations are subject to change within one year of the date of purchase based on information related to one or more events identified at the date of purchase that confirm the value of an asset or liability of an acquired property.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, NNN Realty Advisors would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. NNN Realty Advisors estimates the fair value using available market information or other industry valuation techniques such as present value calculations. No impairment losses were recognized for the six months ended June 30, 2007 and 2006 or for the years ended December 31, 2006 and 2005. For the year ended December 31, 2004, NNN Realty Advisors recognized an impairment loss related to its land held for sale of $300,000. This property was sold in 2005.

NNN Realty Advisors recognizes goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill is recorded at its carrying value and is tested for impairment at least annually or more frequently if impairment indicators exist at a level of reporting referred to as a reporting unit. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. If a potential impairment exists, then an impairment loss is recognized to the extent the carrying value of goodwill exceeds the difference between the fair value of the reporting unit and the fair value of its other assets and liabilities. NNN Realty Advisors identified no impairment indicators since the acquisition. NNN Realty Advisors recognizes goodwill in accordance with SFAS No. 142 and tests the carrying value for impairment during the fourth quarter of each year.

Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return, including a decision whether to file or not to file in a particular jurisdiction. Additionally, FIN No. 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 are effective for reporting periods beginning after December 15, 2006. The adoption of FIN No. 48 did not have a significant impact on NNN Realty Advisors’ consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. The adoption of SAB No. 108 on December 31, 2006 did not have a significant effect on NNN Realty Advisors’ consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of NNN Realty Advisors’ 2008 fiscal year. NNN Realty Advisors is currently assessing the impact of the adoption of SFAS No. 157 and its impact on consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 will be effective beginning January 1, 2008. NNN Realty Advisors is currently assessing the impact of the adoption of SFAS No. 159 and its impact on consolidated financial statements.

Results of Operations

NNN Realty Advisors divides its services into three primary business segments: transaction services, management services and dealer-manager services.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

The following summarizes comparative results of operations for the periods indicated.

	Six Months
	Ended June 30,		Change
(In thousands)	2007	2006(1)	$	%

Services Revenue
Transaction	$40,204	$29,404	$10,800	36.7%
Management	20,857	18,267	2,590	14.2
Dealer-manager	7,844	—	7,844	—

Total services revenue	68,905	47,671	21,234	44.5

Other Revenue
Rental revenue	4,620	4,546	74	1.6
Interest income	1,418	1,471	(53)	(3.6)
Other	143	—	143	—

Total other revenue	6,181	6,017	164	2.7

Total Revenue	75,086	53,688	21,398	39.9

Operating Expense
Compensation costs	27,945	17,950	9,995	55.7
General and administrative	19,720	12,607	7,113	56.4
Depreciation and amortization	983	1,041	(58)	(5.6)
Rental related expense	4,874	4,543	331	7.3
Interest expense	1,044	1,261	(217)	(17.2)
Reserves and other	—	—	—	—
Loss on disposal of property and equipment	17	134	(117)	(87.3)

Total operating expense	54,583	37,536	17,047	45.4%

Operating Income	20,503	16,152	4,351	26.9

Other Income (Expense)
Equity in earnings of unconsolidated entities	479	437	42	9.6
Interest income	1,263	—	1,263	—
Gain on sale of marketable securities	1,112	—	1,112	—

Total other income	2,854	437	2,417	553.1

Income from continuing operations before minority interest and income tax provision	23,357	16,589	6,768	40.8
Minority interest	44	—	44	—

Income from continuing operations before income tax provision	23,313	16,589	6,724	40.5
Income tax provision	9,384	—	9,384	—

Income from continuing operations	13,929	16,589	(2,660)	(16.0)

	Six Months
	Ended June 30,		Change
(In thousands)	2007	2006(1)	$	%

Discontinued Operations
(Loss) from discontinued operations — net of taxes	(264)	—	(264)	—
Gain on disposal of discontinued operations — net of taxes	206	—	206	—

Total loss from discontinued operations	(58)	—	(58)	—

Net Income	$13,871	$16,589	$(2,718)	(16.4)%

(1)	Includes operating results of Triple Net Properties only. For the six months ended June 30, 2006, Triple Net Properties’ tax status was a non-taxable partnership and, accordingly, did not reflect a tax provision.

Revenue

Transaction Services

Transaction services revenue increased $10.8 million, or 36.7%, to $40.2 million, or 58.3% as a percentage of total services revenue for the six months ended June 30, 2007, compared to $29.4 million, or 61.7%, as a percentage of total services revenue for the same period in 2006. The increase in transaction services revenue was primarily due to a $6.5 million increase in real estate acquisition fees due to an increase in fees as a percentage of aggregate purchase price and a $5.7 million increase in disposition fees earned due to increases in volume of transactions (primarily due to dispositions of liquidation of G REIT properties) completed in 2007 compared to 2006.

The $5.7 million increase in real estate disposition fees for the six months ended June 30, 2007 was primarily due to a $7.5 million, or 157.7%, increase in fees realized from the sales of properties, with $12.3 million in fees realized from the disposition of 15 properties, including $4.1 million in fees earned as a result of the continuing liquidation of G REIT, with an average sales price of $34.8 million per property for the six months ended June 30, 2007, compared to $4.8 million in fees realized from the disposition of eight properties for the same period in 2006 with an average sales price of $24.1 million per property. Partially offsetting the increase in disposition fees was a reduction of $1.8 million as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty as they represent the right to future disposition fees of a portfolio of real properties under contract. Fees on dispositions as a percentage of aggregate sales price (excluding one property sold in 2006 for which we waived the entire amount of the disposition fees) was 2.4% for the six months ended June 30, 2007, compared to 2.5% for the same period in 2006, primarily due to a lower disposition fee earned from the sale of G REIT properties.

Acquisition fees increased $6.5 million, or 46.4%, to $20.7 million for the six months ended June 30, 2007, compared to $14.1 million for the same period in 2006. Fees as a percentage of aggregate acquisition price increased to 2.5% for the six months ended June 30, 2007, compared to 1.7% for the same period in 2006. During the six months ended June 30, 2007, NNN Realty Advisors acquired 36 properties (including three which were consolidated as of June 30, 2007) on behalf of its sponsored programs for an approximate aggregate total of $850.5 million, compared to 18 properties for an approximate aggregate total of $808.6 million during the six months ended June 30, 2006. The increase in net fees was primarily due to an increase in fees as a percentage of aggregate purchase price which resulted in $5.3 million, $684,000 in recognition of fees that were deferred in the fourth quarter of 2006, and an increase in aggregate asset size contributed $5.3 million to the increase in fees, partially offset by $630,000 million in deferred fees due to consolidation of properties held for sale as of June 30, 2007.

OMEA fees decreased $1.2 million, or 20.5%, to $4.5 million for the six months ended June 30, 2007, compared to $5.6 million for the same period in 2006. OMEA fees as a percentage of equity raised for the six months ended June 30, 2007 was 2.0%, compared to 2.2% for the same period in 2006. The decrease in OMEA fees earned was primarily due to $547,000 as a result of a decrease of $27.5 million in TIC capital raised to $224.3 million for the six months ended June 30, 2007, compared to $251.8 million for the same period in 2006, and $605,000 as a result of a reduction in fees for programs upon close of TIC equity in 2007 compared to 2006.

Loan advisory fees increased $487,000, or 14.5%, to $3.8 million for the six months ended June 30, 2007, compared to $3.3 million for the same period in 2006, primarily due to a decrease in fees paid to third party brokers of $1.5 million, partially offset by a decrease of $1.1 million in fees earned due to a lower overall aggregate value of loans brokered. The aggregate value of loans brokered during the six months ended June 30, 2007 was $465.0 million, compared to $583.8 million brokered during the same period in 2006.

Management Services

The $2.6 million, or 14.2%, increase in management services revenue was primarily due to an increase in property and asset management fees of $1.6 million, or 10.3%, to $17.3 million for the six months ended June 30, 2007, compared to $15.7 million for the six months ended June 30, 2006. This increase was primarily the result of the growth in recurring revenue, as total square footage of assets under management increased to an average of approximately 27.4 million for the six months ended June 30, 2007, compared to approximately 26.1 million for the same period in 2006. Total average square footage of assets under management excludes 6.8 million square feet of multi-family assets for which the management services are currently outsourced to third parties. Third party management fees related to multi-family assets for the six months ended June 30, 2007 were approximately $1.0 million. Included in the total average square footage of assets under management of 27.4 million for the six months ended June 30, 2007 was 7.3 million square feet of assets managed by third parties, which resulted in third party management fee payments of approximately $2.2 million for the six months ended June 30, 2007. Property and asset management fees per average square foot was $1.26 for the six months ended June 30, 2007, compared to $0.60 for the same period in 2006. The increase in property and asset management fees per average square foot was primarily due to a change in product mix. For the six months ended June 30, 2007 assets managed under TIC/other private/value added programs, which earn fees up to 6.0% of gross income, increased to approximately 85.4% of assets under management compared to 71.8% in 2006, while assets managed for G REIT and T REIT, which earn up to 4.0% of gross income, decreased as a result of the continuing liquidation of G REIT and T REIT to approximately 8.8% of assets under management for the six months ended June 30, 2007 compared to 28.2% for the same period in 2006.

Management services revenue decreased to 30.3% as a percentage of total services revenue for the six months ended June 30, 2007, compared to 38.3% as a percentage of total services revenue for the same period in 2006.

Dealer-Manager Services

As a result of the completion of the acquisition of Capital Corp. on December 14, 2006, NNN Realty Advisors earned $7.8 million in dealer-manager revenue for the six months ended June 30, 2007.

Other Revenue

Rental Revenue.  Rental revenue of $4.6 million for the six months ended June 30, 2007 was consistent with the same period in 2006.

Interest Income.  Interest Income of $1.4 million for the six months ended June 30, 2007 was consistent with the same period in 2006.

Expense Overview

Total expense increased $17.0 million, or 45.4%, to $54.6 million for the six months ended June 30, 2007, compared to $37.5 million for the same period in 2006. During the six months ended June 30, 2007, general and administrative expense increased $7.1 million, or 56.4%, to $19.7 million, compared to $12.6 million for the same period in 2006, primarily due to $5.3 million in dealer-manager costs as a result of the completion of the acquisition of Capital Corp. on December 14, 2006. During the six months ended June 30, 2007, total salary and related costs and bonuses increased $6.8 million, non-cash stock-based compensation expense increased $2.6 million (including $667,000 to one of NNN Realty Advisors’ executives and $1.9 million in other stock-based compensation).

Total services expense, as described below, increased $15.0 million, or 49.7%, to $45.2 million for the six months ended June 30, 2007, compared to $30.2 million for the same period in 2006. Total services expense for the six months ended June 30, 2007 increased as a percentage of total services revenue to 65.6%, compared to 63.3% of total services revenue for the same period in 2006.

Transaction Services Expense

Transaction related expense increased $5.9 million, or 38.7%, to $21.1 million for the six months ended June 30, 2007, compared to $15.2 million for the same period in 2006, due to an increase of $5.6 million in compensation related costs and $318,000 in operating and administrative expense.

Compensation costs increased $5.6 million, or 72.6%, to $13.2 million for the six months ended June 30, 2007, compared to $7.7 million for the same period in 2006, primarily due to an increase of $3.4 million in salary related costs, $534,000 in bonuses, and $1.2 million in non cash stock-based compensation expense. The increase in salary related costs was primarily due to an overall increase of approximately 53.3% in full-time equivalent employees. As of June 30, 2007, there were approximately 256 full-time equivalent employees associated with transaction related services, compared to 167 as of June 30, 2006. Included in the increase in salary related costs was an additional $582,000 as a direct result of hiring additional personnel in preparing for strategic initiatives for 2007, including NNN Apartment REIT, Inc., and NNN Healthcare/Office REIT, Inc., as well as Strategic Office Fund I, L.P.

Operating and administrative expense increased by $318,000, or 4.2%, to $7.8 million for the six months ended June 30, 2007, compared to $7.5 million for the same period in 2006, primarily due to an increase of $1.6 million in other general and administrative expense (including $309,000 in rental expense, $188,000 in computer service and equipment expense, $180,000 recruitment fees, $154,000 in printing and reproduction fees, $148,000 in travel expenses, $122,000 in office supplies, and other miscellaneous operating expense of $217,000). This increase was partially offset by a decrease in OMEA related costs of $1.3 million. The OMEA fees earned from the TIC offerings are used to pay legal and formation costs as well as marketing related costs associated with these programs.

Management Services Expense

Management services related expense increased $3.1 million, or 20.9%, to $18.1 million for the six months ended June 30, 2007, compared to $15.0 million for the same period in 2006, primarily due to an increase of $3.1 million in compensation related costs.

Compensation costs increased $3.1 million, or 30.5%, to $13.2 million for the six months ended June 30, 2007, compared to $10.1 million for the same period in 2006 primarily due to an increase of $1.1 million in salary related costs, $549,000 in bonuses and $1.3 in non cash stock-based compensation expense. The increase in salary related costs was primarily due to an overall increase of approximately 25.8% in full-time equivalent employees. As of June 30, 2007 there were approximately 278 full-time equivalent employees associated with management related services, compared to 221 as of June 30, 2006. Included in the increase in salary related costs was $878,000 which is reimbursed through collection of additional management related fees and $556,000 as a direct result of hiring additional personnel in preparing for strategic initiatives for 2007, including NNN Apartment REIT, Inc., and NNN Healthcare/Office REIT, Inc. as well as Strategic Office Fund I, L.P.

Operating and administrative expense of $5.0 million for the six months ended June 30, 2007 was consistent with the same period in 2006.

Dealer-Manager Services Expense

As a result of the completion of the acquisition of Capital Corp. on December 14, 2006, we incurred $6.0 million in dealer-manager expense for the six months ended June 30, 2007.

Other Operating Expense

Other operating expense increased $2.0 million, or 27.6%, to $9.4 million for the six months ended June 30, 2007, compared to $7.3 million for the same period in 2006. The net increase was primarily due to an increase of $1.1 million in legal expense, including $397,000 related to the Mission Residential litigation disclosed herein, and $341,000 for other non-recurring expenses primarily related to a one-time corporate transaction.

Operating Income

Operating income (operating revenue minus operating expense) increased $4.4 million, or 26.9%, for the six months ended June 30, 2007 to $20.5 million, or 27.3% of total revenue, compared to $16.2 million, or 30.1% of total revenue, for the same period in 2006. The higher operating income was primarily due to a $21.2 million increase in total service revenue as described above, partially offset by increases of $6.0 million in dealer-manager expense, $4.5 million in salary related costs, $2.6 million in non-cash stock-based compensation expense, $1.8 million as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty, $1.1 million in bonus expense, and $1.1 million in legal expense, $397,000 related to the Mission Residential litigation disclosed herein, and $341,000 for other non-recurring expenses primarily related to a one-time corporate transaction.

Discontinued Operations

Beginning in the third quarter of 2006 through the second quarter of 2007, NNN Realty Advisors acquired 11 properties to resell to its sponsored programs, one of which was resold to a joint venture in 2006 whereby NNN Realty Advisors retained 10.0% of the ownership interests, and five were placed into its sponsored NNN Healthcare/Office REIT, Inc., in the first quarter of 2007. In accordance with SFAS No. 144, for the six months ended June 30, 2007, discontinued operations included the net income (loss) of one property and its associated LLC entity resold to a joint venture, four properties and their associated LLCs resold to NNN Healthcare/Office REIT, Inc, and six properties and their associated LLCs classified as held for sale as of June 30, 2007 (See Note 21 — Discontinued Operations of the Notes to Consolidated Financial Statements).

Income Tax

NNN Realty Advisors recorded an income tax provision of $9.4 million for the six months ended June 30, 2007. Effective with the close of NNN Realty Advisors’ 144A private equity offering on November 16, 2006, Triple Net Properties became a wholly-owned subsidiary, which caused a change in Triple Net Properties’ tax status from a non-taxable partnership to a taxable C corporation.

Net Income

As a result of the above items and increases of $1.2 million in interest income earned on net proceeds from the 144A private equity offering and $1.1 million in gain on sale of marketable securities, net income decreased $2.7 million to $13.9 million for the six months ended June 30, 2007, compared to net income of $16.6 million for the same period in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following summarizes comparative results of operations for the periods indicated.

	Year Ended
	December 31,		Change
(In thousands)	2006(1)	2005(2)	$	%

Services Revenue
Transaction	$56,885	$56,036	$849	1.5%
Management	38,644	31,089	7,555	24.3
Dealer-manager	722	—	722	—

Total services revenue	96,251	87,125	9,126	10.5

Other Revenue
Rental revenue	9,224	3,753	5,471	145.8
Interest income	2,828	1,981	847	42.8
Other	3	—	3	—

Total other revenue	12,055	5,734	6,321	110.2

Total Revenue	108,306	92,859	15,447	16.6

Operating Expense (Income)
Compensation costs	49,449	29,873	19,576	65.5
General and administrative	30,404	31,491	(1,087)	(3.5)
Depreciation and amortization	2,086	2,825	(739)	(26.2)
Rental related expense	9,718	4,469	5,249	117.5
Interest expense	6,236	1,611	4,625	287.1
Reserves and other	(700)	3,912	(4,612)	(117.9)
Loss on disposal of property and equipment	141	34	107	314.7

Total operating expense	97,334	74,215	23,119	31.2

Operating Income	10,972	18,644	(7,672)	(41.1)

Other Income (Expense)
Equity in earnings (losses) of unconsolidated entities	491	(520)	1,011	194.4
Interest income	713	—	713	—

Total other income (expense)	1,204	(520)	1,724	331.5

Income from continuing operations before minority interest and income tax (benefit)	12,176	18,124	(5,948)	(32.8)
Minority interest	308	—	308	—

Income from continuing operations before income tax (benefit) provision	11,868	18,124	(6,256)	(34.5)

Income tax (benefit)	(4,230)	—	(4,230)	—

Income from continuing operations	16,098	18,124	(2,026)	(11.2)

	Year Ended
	December 31,		Change
(In thousands)	2006(1)	2005(2)	$	%

Discontinued Operations
(Loss) from discontinued operations — net of taxes	(72)	—	(72)	—
Gain on disposal of discontinued operations — net of taxes	68	—	68	—

Total loss from discontinued operations	(4)	—	(4)	—

Net Income	$16,094	$18,124	$(2,030)	(11.2)%

(1)	Includes a full year of operating results of Triple Net Properties, one and one-half months of Realty (acquired on November 16, 2006) and one-half month of Capital Corp. (acquired on December 14, 2006).

(2)	Includes operating results of Triple Net Properties.

Revenue

Transaction Services

The $849,000, or 1.5%, increase in transaction related fees in 2006, was primarily due to increases of $2.9 million, or 7.5%, in real estate acquisition and disposition fees and $3.9 million in other revenue primarily due to $2.8 million in incentive fees in 2006 paid to NNN Realty Advisors at disposition. These increases were partially offset by decreases of $3.7 million in OMEA fees and $2.0 million in loan advisory fees associated with arranging financing for the properties acquired.

The net increase in real estate acquisition and disposition fees for the year ended December 31, 2006 was primarily due to a $6.1 million, or 63.5%, increase in fees realized from the sales of properties, with $15.7 million in fees realized from the disposition of 22 properties, including $5.3 million in fees earned as a result of the liquidation of G REIT for the year ended December 31, 2006, compared to $9.6 million from the disposition of 28 properties for the same period in 2005. Included in this increase was $686,000 in net fees earned as a result of the acquisition of Realty (from the acquisition date, November 16, 2006 through December 31, 2006). Partially offsetting the increase in disposition fees was a reduction of $410,000 as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty. Fees on dispositions as a percentage of aggregate sales price (excluding one property sold in 2006 and five properties sold in 2005 for which the entire amount of the disposition fee was waived) was 1.9% for the year ended December 31, 2006, compared to 1.6% for the same period in 2005.

Acquisition fees decreased $3.2 million, or 11.2%, for the year ended December 31, 2006, compared to the same period in 2005. During 2006, NNN Realty Advisors acquired 45 properties (including five which were consolidated as of December 31, 2006) on behalf of its sponsored programs for an approximate aggregate total of $1.4 billion, compared to 40 properties for an approximate aggregate total of $1.6 billion during 2005. The decrease in aggregate asset size resulted in reduced fees of $716,000. Also contributing to the decrease in acquisition fees was $1.2 million in non-recurring credits granted to certain investors between July and September 2006 and $1.6 million in deferred fees due to consolidation of properties held for sale at December 31, 2006; $893,000 of these deferred fees were earned in the first quarter of 2007 with the remaining $725,000 expected to be earned in the second quarter of 2007. Partially offsetting the decrease in fees was $321,000 as a result of a slight increase on fees as a percentage of aggregate acquisition price, which was 1.8% for the year ended December 31, 2006, compared to 1.8% for the same period in 2005.

OMEA fees decreased $3.7 million, or 32.5%, to $7.7 million for the year ended December 31, 2006, compared to $11.4 million for the same period in 2005. The decrease in these fees was primarily due to a $3.4 million reduction in fees for programs upon close of TIC equity into the program and $774,000 in non-recurring credits granted to certain investors between July and September 2006, partially offset by an increase of $380,000 as a result of additional capital raised of $15.3 million in 2006. The OMEA fees earned from the offerings are used to pay legal and formation costs as well as marketing related costs associated with these programs as reflected in operating and administrative expense.

Loan advisory fees decreased $2.0 million, or 31.1%, to $4.5 million for the year ended December 31, 2006, compared to $6.5 million for the same period in 2005, primarily due to a decrease in the aggregate total loan balance of properties acquired on behalf of NNN Realty Advisors’ programs which resulted in an approximate $1.5 million decrease in loan advisory fees and $547,000 in credits granted to investors between July and September 2006 in two of its programs.

Transaction services revenue increased $849,000, or 1.5%, to $56.9 million, or 59.1% as a percentage of total services revenue for the year ended December 31, 2006, compared to $56.0 million, or 64.3% as a percentage of total services revenue for the same period in 2005. The increase in transaction services revenue was primarily due to an increase in the fees earned from the disposition of properties.

Management Services

The $7.6 million, or 24.3%, increase in management services was primarily due to an increase in property and asset management fees of $6.6 million, or 24.6%, to $33.3 million for 2006, compared to $26.7 million for 2005. This increase was primarily the result of the growth in recurring revenue, as total square footage of assets under management increased to an average of approximately 26.2 million for the year ended December 31, 2006, compared to approximately 22.9 million for the same period in 2005. Property and asset management fees per average square foot was $1.27 for the year ended December 31, 2006, compared to $1.17 for the same period in 2005. The increase in property and asset management fees per average square foot was primarily due to a change in product mix. During 2006 assets managed under TIC/other private/value added programs, which earn fees up to 6.0% of gross income, increased to approximately 85.0% of assets under management in 2006 compared to 72.0% in 2005, while assets managed for G REIT and T REIT, which earn up to 4.0% of gross income, decreased as a result of the continuing liquidation of G REIT and T REIT to approximately 14.0% of assets under management in 2006 compared to 27.0% in 2005.

Management services revenue also increased to 40.1% as a percentage of total services revenue for the year ended December 31, 2006, compared to 35.7% as a percentage of total services revenue for the same period in 2005.

Dealer-Manager Services

As a result of the completion of the acquisition of Capital Corp. on December 14, 2006, NNN Realty Advisors earned $722,000 in dealer-manager revenue from the acquisition date through December 31, 2006.

Other Revenue

Rental Revenue.  Rental revenue increased to $9.2 million for the year ended December 31, 2006, compared to $3.8 million in the same period in 2005 primarily due to the acquisition of a property in June 2005 and rents received under sub-leases with third parties which commenced in the second half of 2005.

Interest Income.  The $847,000, or 42.8%, increase in interest income was primarily due to a $645,000 increase in interest on advances for deposits on properties acquired and $202,000 in interest on advances to properties.

Expense Overview

Total expense increased $23.1 million, or 31.2%, to $97.3 million for the year ended December 31, 2006, compared to $74.2 million for the same period in 2005. During 2006, NNN Realty Advisors incurred approximately $12.5 million in non-recurring items and one time expenses primarily due to the completion of the 144A private equity offering and its formation transactions, compared to $5.0 million in non-recurring items in 2005 due to expenses associated with an SEC investigation. These non-recurring items primarily consisted of $4.0 million in additional credits granted to investors, $1.2 million in documentary and transfer taxes for one of its programs, $978,000 in other non-recurring costs, $2.7 million in costs associated with the early redemption of the $27.5 million participating loan credit agreement with Wachovia Bank and $544,000 associated with the redemption of Triple Net Properties’ redeemable preferred membership units. Additionally, in September 2006, NNN Realty Advisors awarded a non-recurring bonus of $2.1 million to its Chief Executive Officer, which was payable in 283,165 membership units of Triple Net Properties (converted to 202,368 shares of common stock of NNN Realty Advisors), or $1.3 million, and cash of $854,000. NNN Realty Advisors also paid a sign-on bonus of $750,000 and incurred $333,000 in non cash stock-based compensation expense related to one of its executives in 2006.

Total services expense, as described below, increased $19.6 million, or 34.3%, to $76.5 million for the year ended December 31, 2006, compared to $56.9 million for the same period in 2005. Total services expense in 2006 increased as a percentage of total services revenue to 79.5%, compared to 65.4% of total services revenue for the year ended December 31, 2005.

Transaction Services Expense

Transaction related expense increased $15.9 million, or 58.4%, to $43.2 million for the year ended December 31, 2006, compared to $27.3 million for the same period in 2005, due to an increase of $11.5 million in compensation related costs and $4.4 million in operating and administrative expense.

Compensation costs increased $11.5 million, or 90.2%, to $24.3 million for the year ended December 31, 2006, compared to $12.8 million for the same period in 2005 and included an increase of $6.1 million in salary related costs, $3.0 million in bonuses and $1.8 million in stock compensation expense associated with the non cash stock-based compensation as a result of restricted stock and stock options issued on November 16, 2006 and $333,000 in non cash stock-based compensation expense related to one of its executives in 2006. The increase in salary related costs was primarily due to an overall increase of approximately 45.0% in full-time equivalent employees, with approximately 202 full-time equivalent employees associated with transaction related services as of December 31, 2006, compared to 141 full-time equivalent employees as of December 31, 2005. Contributing to the increase in salary related costs included an additional $552,000 as a direct result of hiring additional personnel in preparing for strategic initiatives for 2006 and 2007, including NNN Apartment REIT, Inc., and NNN Healthcare/Office REIT, Inc., as well as Strategic Office Fund I, L.P. The increase in bonuses in 2006 was primarily due to $1.1 million allocated to transaction services for a non-recurring bonus awarded to NNN Realty Advisors’ Chief Executive Officer in the form of stock prior to the transaction (as described in the Services Expense Overview section of the MD&A) and a sign-on bonus of $750,000 ($612,000 of this bonus was accelerated as a result of the transaction).

Operating and administrative expense increased by $4.4 million, or 30.4%, to $19.0 million for the year ended December 31, 2006, compared to $14.5 million for the same period in 2005, primarily due to $4.0 million in non-recurring credits granted to investors in the fourth quarter of 2006, $1.6 million in documentary and transfer taxes and closing and other transaction related costs that NNN Realty Advisors agreed to pay for programs it sponsored, $1.4 million of which was related to one of its programs in the last half of 2006, $720,000 in incentive fees associated with the disposition of properties, $624,000 in rent expense due to leasing additional space in NNN Realty Advisors’ corporate headquarters building and $1.3 million in other transaction related costs due to its overall growth as it prepares its strategic platform related to its new programs such as NNN Apartment REIT and NNN Healthcare/Office REIT, as well as Strategic Office Fund I, L.P. These increases were partially offset by a decrease of $4.0 million, or 36.8%, in OMEA related costs. The OMEA fees earned from the offerings are used to pay legal and formation costs as well as marketing related costs associated with these programs.

Management Services Expense

Management services related expense increased $3.0 million, or 10.3%, to $32.7 million for the year ended December 31, 2006, compared to $29.6 million for the same period in 2005, primarily due to an increase of $7.1 million in compensation related costs, offset by a decrease of $4.1 million in operating and administrative expense.

Compensation costs increased $7.1 million, or 42.3%, to $23.9 million for the year ended December 31, 2006, compared to $16.8 million for the same period in 2005 and included an increase of $3.1 million in salary related costs, $2.0 million in bonus and $1.8 million in stock compensation expense associated with the non cash stock-based compensation as a result of restricted stock and stock options issued on November 16, 2006. The increase in salary related costs was primarily due to an overall increase of approximately 16.0% in full-time equivalent employees. As of December 31, 2006 there were approximately 216 full-time equivalent employees associated with management related services, compared to 186 as of December 31, 2005. Contributing to the increase in salary related costs included an additional $544,000 as a direct result of hiring additional personnel in preparing for strategic initiatives for 2006 and 2007, including NNN Apartment REIT and NNN Healthcare/Office REIT, as well as Strategic Office Fund I, L.P. Contributing to the increase in bonuses in 2006 was $1.1 million allocated to management services for a non-recurring bonus awarded to NNN Realty Advisors’ Chief Executive Officer in the form of stock prior to the transaction (as described in the Services Expense Overview section of the MD&A).

Operating and administrative expense decreased $4.1 million, or 31.5%, to $8.8 million for the year ended December 31, 2006, compared to $12.9 million for the same period in 2005, primarily due to a $4.0 million decrease in bad debt expense and $427,000 in operating expense, partially offset by an increase of $524,000 in rent expense due to leasing additional space in NNN Realty Advisors’ corporate headquarters building.

Dealer-Manager Services Expense

As a result of the completion of the acquisition of Capital Corp. on December 14, 2006, NNN Realty Advisors incurred $559,000 in dealer-manager expense from the acquisition date through December 31, 2006.

Other Operating Expense

Other operating expense increased $3.6 million, or 20.6%, to $20.8 million for the year ended December 31, 2006, compared to $17.3 million for the same period in 2005. The net increase was primarily due to $5.2 million, or 117.5%, in rental related expense attributable rental related costs under leases with third parties which commenced in the second half of 2005.

Also contributing to the increase was $4.6 million, or 287.1%, in interest expense primarily due to a $2.0 million prepayment penalty associated with the early redemption of the $27.5 million participating loan credit agreement with Wachovia Bank entered into in September 2006 and repaid with the proceeds from NNN Realty Advisors’ 144A private equity offering as well as $1.0 million in interest on this participating loan, $666,000 for a full year of interest associated with notes payable on the acquired Colorado property, and a $544,000 prepayment penalty for the early redemption of the $6.1 million redeemable preferred liability. These increases were partially offset by a decrease of $4.6 million, or 117.9%, in reserves and other, which consisted of a $2.9 million charge in June 2005 as a result of the reduced valuation of a Colorado property we decided to acquire from investors and a reduction of $700,000 in Triple Net Properties’ loss contingency related to the SEC investigation. As of December 31, 2006, $300,000 was accrued by Triple Net Properties and $300,000 was accrued by Capital Corp., compared to $1.0 million accrued by Triple Net Properties as of December 31, 2005. Other decreases in operating expense included $1.1 million in general and administrative costs and $739,000 in depreciation and amortization expense.

Operating Income

Operating income (operating revenue minus operating expense) for the year ended December 31, 2006 of $11.0 million was 10.1% of total revenue, compared to $18.6 million, or 20.1% of total revenue, for the year ended December 31, 2005. The lower year-over-year operating income was a result of non-recurring items and one time expenses that primarily resulted from the completion of NNN Realty Advisors’ 144A private equity offering and formation transaction.

During 2006, NNN Realty Advisors incurred approximately $15.0 million in non-recurring items and one time expenses that primarily resulted from the completion of its 144A private equity offering and formation transactions, as well as a reduction of disposition fees of $410,000 as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty, compared to $5.0 million in non-recurring items in 2005 due to expenses associated with the SEC investigation.

Discontinued Operations

During 2006, NNN Realty Advisors acquired four properties to resell to one of its sponsored programs, one of which was resold to a joint venture in 2006 whereby NNN Realty Advisors retained 10.0% of the ownership interests, and two were placed into its sponsored NNN Healthcare/Office REIT, Inc., in the first quarter of 2007. In accordance with SFAS No. 144, for the year ended December 31, 2006, discontinued operations included the net income (loss) of one property and its associated LLC entity resold to a joint venture and three properties and their associated LLC entities classified as held for sale as of December 31, 2006 (See Note 21 — Discontinued Operations of the Notes to Consolidated Financial Statements).

Income Tax Benefit

NNN Realty Advisors recognized a tax benefit of $4.2 million for the year ended December 31, 2006. Effective with the close of NNN Realty Advisors’ 144A private equity offering, Triple Net Properties became a wholly-owned subsidiary, which caused a change in Triple Net Properties’ tax status from a non-taxable partnership to a taxable C corporation. The change in tax status required NNN Realty Advisors to recognize an income tax benefit of $2.9 million for the future tax effects attributable to temporary differences between GAAP basis and tax accounting principles as of the effective date of November 15, 2006.

Net Income

As a result of the above items, net income decreased $2.0 million to $16.1 million for the year ended December 31, 2006, compared to net income of $18.1 million for the same period in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following summarizes comparative results of operations for the periods indicated.

	Year Ended
	December 31,		Change
(In thousands)	2005(1)	2004(1)	$	%

Services Revenue
Transaction	$56,036	$43,189	$12,847	29.7%
Management	31,089	21,711	9,378	43.2

Total services revenue	87,125	64,900	22,225	34.2

Other Revenue
Rental revenue	3,753	—	3,753	—
Interest income	1,981	2,311	(330)	(14.3)

Total other revenue	5,734	2,311	3,423	148.1

Operating Expense
Compensation costs	29,873	19,717	10,156	51.5
General and administrative	31,491	28,154	3,337	11.9
Depreciation and amortization	2,825	1,292	1,533	118.7
Rental related expense	4,469	—	4,469	—
Interest expense	1,611	1,583	28	1.8
Reserves and other	3,912	—	3,912	—
Loss on disposal of property and equipment	34	36	(2)	(5.6)
Impairment loss on land held for sale	—	300	(300)	(100.0)

Total operating expense	74,215	51,082	23,133	45.3

Operating Income	18,644	16,129	2,515	15.6

Other Income (Expense)
Equity (losses) in earnings of unconsolidated entities	(520)	4	(524)	(13,100.0)
Other	—	114	(114)	(100.0)

Total other (expense) income	(520)	118	(638)	(540.7)

Net Income	$18,124	$16,247	$1,877	11.6%

(1)	Includes operating results of Triple Net Properties.

Revenue

Transaction Services

The $12.8 million, or 29.7%, increase in transaction related fees was primarily due to an increase of $9.7 million, or 35.4%, in acquisition fees, an increase of $3.8 million, or 174.7%, in loan advisory fees associated with arranging financing for the properties acquired and $338,000 in OMEA fees, partially offset by a $1.1 million decrease in acquisition fees primarily due to NNN 2003 Value Fund LLC closing its offering in October 2004.

The increase in disposition fees of $9.7 million, or 35.4%, was primarily due to an $8.1 million, or 533.2%, increase in disposition fees realized from the sales of properties with $9.6 million in disposition fees realized from the disposition of 28 properties in 2005, compared to $1.5 million realized from the disposition of nine properties in 2004. Disposition fees as a percentage of aggregate sales price (excluding 5 properties sold in 2005 and 1 property sold in 2004 for which NNN Realty Advisors waived the entire amount of the disposition fee) was 1.6% for the year ended December 31, 2005, compared to 1.5% for the same period in 2004.

Also contributing to this increase was $1.6 million in acquisition fees realized from the acquisition of real estate assets primarily due to acquiring properties with greater aggregate acquisition costs in 2005 compared to 2004. During 2005, NNN Realty Advisors acquired 40 properties on behalf of its sponsored programs for an approximate aggregate total of $1.6 billion, compared to 41 properties for an approximate aggregate total of $1.3 billion in 2004. Acquisition fees as a percentage of aggregate acquisition price were 1.8% for the year ended December 31, 2005, compared to 2.0% for same period in 2004.

Transaction services revenue increased $12.8 million, or 29.7%, to $56.0 million during 2005. Transaction services revenue was relatively consistent with 2004 as a percentage of total services revenue (64.3% in 2005 compared to 66.5% in 2004). The increase in transaction revenue was primarily due to an increase in the average purchase price of the properties acquired on behalf of NNN Realty Advisors’ sponsored programs, which nearly doubled in 2005.

Management Services

The $9.4 million, or 43.2%, increase in management services was primarily due to an increase of $7.0 million, or 35.5%, in property and asset management fees to $26.8 million for the year ended December 31, 2005, compared to $19.7 million for the same period in 2004. The increase in property management fees was primarily due to an increase in the number of the properties managed in 2005. For the year ended December 31, 2005, an average of 120 properties were managed, with total square footage averaging approximately 22.9 million for properties under management, compared to an average of 94 properties, with total square footage averaging approximately 16.9 million for properties under management, for the year ended December 31, 2004. Property and asset management fees per average square foot were $1.17 for the year ended December 31, 2005 compared to $1.17 for the same period in 2004.

Also contributing to the increase in management services was $973,000 in other fees earned from managing the assets or property and $600,000 in loan refinancings for properties under management.

Management revenue increased $9.4 million, or 43.2%, to $31.1 million for the year ended December 31, 2005, compared to $21.7 million in 2004. Management services revenue in 2005 was relatively consistent with 2004 as a percentage of total services revenue (35.7% in 2005 compared to 33.5% in 2004).

Other Revenue

Rental Revenue.  Rental revenue increased to $3.8 million for the year ended December 31, 2005, compared to $0 for the same period in 2004, primarily due to the acquisition of a property and rents received under sub-leases with third parties in the second half of 2005.

Interest Income.  Interest income decreased $330,000, or 14.3%, to $2.0 million for the year ended December 31, 2005, compared to $2.3 million earned for the same period in 2004.

Expense Overview

Total expense increased $23.1 million, or 45.3%, to $74.2 million for the year ended December 31, 2005, compared to $51.1 million for the same period in 2004.

Total services expense, as described below, increased $10.0 million, or 21.2%, to $57.0 million for the year ended December 31, 2005, compared to $47.0 million for the same period in 2004. Total services expense in 2005 decreased as a percentage of total services revenue to 65.4%, compared to 72.4% of total services revenue for the same period in 2004.

Transaction Services Expense

Compensation costs increased $4.3 million, or 51.5%, to $12.8 million for the year ended December 31, 2005 from $8.4 million for the same period in 2004, primarily due to hiring key executives and additional employees to develop infrastructure and in preparing for strategic initiatives. As of December 31, 2005, there were approximately 141 full-time equivalent employees associated with transaction related services, compared to 109 at December 31, 2004.

Operating and administrative expense decreased $2.2 million, or 12.9%, to $14.5 million in 2005, compared to $16.7 million in 2004, primarily due to $2.2 million in costs associated with a program that was terminated in 2004.

Management Services Expenses

Compensation costs increased $5.7 million, or 51.5%, to $16.8 million for the year ended December 31, 2005 from $11.1 million for the same period in 2004, primarily due to hiring additional employees to develop infrastructure and in preparing for strategic initiatives. As of December 31, 2005, there were approximately 186 full-time equivalent employees associated with management related services, compared to 144 at December 31, 2004.

Operating and administrative expense increased $2.1 million, or 19.1%, to $12.9 million for the year ended December 31, 2005, compared to $10.8 million for the same period in 2004, primarily due to write-offs of uncollectible advances to seven properties.

Other Operating Expense

The increase in other operating expense of $13.2 million, or 321.3%, was primarily due to costs associated with the SEC investigation, including legal and other professional fees, which increased $3.4 million, or 578.8%, to $4.0 million for the year ended December 31, 2005, compared to $592,000 for the same period in 2004. Also contributing to the increase was a $1.0 million loss contingency accrued pending the outcome of the SEC investigation, a $2.9 million valuation charge associated with a Colorado property acquired from investors in one of NNN Realty Advisors’ TIC programs in 2005 and $4.5 million in rental related expense.

Depreciation and amortization expense increased $1.5 million, or 118.7%, to $2.8 million in 2005, compared to $1.3 million in 2004, primarily due to a change in the estimated life of computer equipment to more accurately reflect the assets’ service life of 3 years from 5 years.

Operating Income

Operating income for the year ended December 31, 2005 of $18.6 million was 20.1% of total revenue, compared to $16.1 million, or 24.0% of total revenue, for the year ended December 31, 2004. The increase in operating income was a result of an increase in volume of activity, the average purchase price of the properties acquired on behalf of NNN Realty Advisors’ sponsored programs and a reduction in services expense as a percentage of services revenue. The decline in operating income as a percentage of revenue was primarily attributable to costs associated with the SEC investigation and a valuation charge associated with a property acquired from investors in 2005.

Net Income

As a result of the above items, net income increased $1.9 million, or 11.6%, to $18.1 million for the year ended December 31, 2005, compared to $16.2 million for the same period in 2004.

Liquidity and Capital Resources

Current Sources of Capital and Liquidity

NNN Realty Advisors seeks to create and maintain a capital structure that allows for financial flexibility and diversification of capital resources. Primary sources of liquidity to fund dividends are from retained earnings and borrowings under a line of credit.

Primary uses of cash are to fund deposits for the acquisitions of properties on behalf of investors sponsored programs and to fund dividends to stockholders.

NNN Realty Advisors believes that it will have sufficient capital resources to satisfy its liquidity needs over the next twelve-month period. NNN Realty Advisors expects to meet its short-term liquidity needs, which may include principal repayments of debt obligations, capital expenditures and dividends to stockholders, through current and retained earnings and borrowings under its $25.0 million line of credit with LaSalle Bank, N.A.

In September 2006, NNN Realty Advisors entered into a $10.0 million revolving line of credit with LaSalle Bank, N.A., to replace its then existing $8.5 million revolving line of credit with Bank of America, N.A. This line of credit consisted of $7.5 million for use in property acquisitions and $2.5 million for general corporate purposes with interest at either prime rate plus 0.5% or three-month LIBOR plus 3.25%, at NNN Realty Advisors’ option, on each drawdown, with a maturity date in March 2008. As of September 14, 2006, NNN Realty Advisors had drawn an aggregate of $7.5 million under this line of credit, which was used to repay in full amounts due, including accrued interest, under its revolving line of credit with Bank of America, N.A. On September 15, 2006, NNN Realty Advisors repaid this LaSalle line of credit in full with proceeds from its Wachovia loan described below.

In September 2006, NNN Realty Advisors entered into a $27.5 million participating loan credit agreement with Wachovia Bank, N.A. The facility’s fixed interest was 6.0% per annum plus a contingent interest equal to 24.9% of NNN Realty Advisors’ adjusted net income for each period, less any amount of fixed interest paid in such period, with a maturity date in April 2016. The proceeds from this loan were used to redeem in full $5.5 million of redeemable preferred interests in Triple Net Properties, plus a related $1.4 million redemption premium, to make a distribution of $10.0 million to the common members of Triple Net Properties and to pay down $7.5 million outstanding under the LaSalle line of credit. All amounts outstanding under this facility were repaid in full in November 2006 with the proceeds from NNN Realty Advisors’ 144A private equity offering.

In November 2006, NNN Realty Advisors completed its 144A private equity offering in which it raised approximately $146.0 million in net proceeds. NNN Realty Advisors used $30.2 million of these proceeds to repay in full all amounts outstanding under its participating loan credit agreement with Wachovia Bank, N.A. NNN Realty Advisors is applying the remaining proceeds to fund:

•	short-term bridge lending to facilitate the closing of new TIC transactions;

•	co-investment requirements of its Strategic Office Fund I, L.P., or other co-investment opportunities that may arise;

•	asset purchases prior to reselling such assets to one of its programs, such as a TIC program or a public non-traded REIT or to institutional funds or joint ventures; and

•	general corporate purposes.

In February 2007, NNN Realty Advisors entered into a $25.0 million revolving line of credit with LaSalle Bank, N.A. This line of credit consists of $10.0 million for use in property acquisitions and $15.0 million for general corporate purposes and bears interest at either prime rate or three-month LIBOR plus 1.50%, at NNN Realty Advisors’ option, on each drawdown, and matures in February 2010. As of June 30, 2007, there were no amounts outstanding under this facility. This line of credit will be available following the merger.

Long-Term Liquidity Needs

NNN Realty Advisors expects to meet its long-term liquidity requirements, which may include investments in various real estate investor programs and institutional funds, through retained cash flow, borrowings under its line of credit, additional long-term secured and unsecured borrowings and proceeds from the potential issuance of debt or equity securities.

Factors That May Influence Future Sources of Capital and Liquidity

On September 16, 2004, Triple Net Properties learned that the SEC Los Angeles Enforcement Division, or the SEC Staff, is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC staff requested information from Triple Net Properties relating to disclosure in public and private securities offerings sponsored by Triple Net Properties and its affiliates prior to 2005, or the Triple Net Properties securities offerings. The SEC also requested information from Capital Corp., the dealer-manager for the Triple Net Properties securities offerings. The SEC requested financial and other information regarding the Triple Net Properties securities offerings and the disclosures included in the related offering documents from each of Triple Net Properties and Capital Corp. Triple Net Properties and Capital Corp. believe they have cooperated fully with the SEC Staff’s investigation.

Triple Net Properties and NNN Capital Corp. are engaged in settlement negotiations with the SEC staff regarding this matter. Based on these negotiations, management of NNN Realty Advisors believes that the conclusion to this matter will not result in a material adverse effect to its results of operations, financial condition or ability to conduct its business, and NNN Realty Advisors’ management has accrued a loss contingency of $600,000 at December 31, 2006 on behalf of Triple Net Properties and Capital Corp. on a consolidated basis, compared to $1.0 million accrued by Triple Net Properties for the same period in 2005.

To the extent that NNN Realty Advisors pays the SEC an amount in excess of $1.0 million in connection with any settlement or other resolution of this matter, Anthony W. Thompson, NNN Realty Advisors’ founder and Chairman, has agreed to forfeit to NNN Realty Advisors up to 1,210,000 shares of NNN Realty Advisors’ common stock. In connection with this arrangement, NNN Realty Advisors has entered into an escrow agreement with Mr. Thompson and an independent escrow agent, pursuant to which the escrow agent holds these 1,210,000 shares of NNN Realty Advisors’ common stock that are otherwise issuable to Mr. Thompson in connection with NNN Realty Advisors’ formation transactions to secure Mr. Thompson’s obligations to NNN Realty Advisors. Mr. Thompson’s liability under this arrangement will not exceed the value of the shares in the escrow. The above indemnification expires upon the entry of a final settlement order in connection with the SEC matter.

Nonrecurring credits were granted to certain investors in three of NNN Realty Advisors’ programs in 2006. The nonrecurring credits generally were granted to investors who invested later in the program to facilitate the close of the program. NNN Realty Advisors’ offering materials for its TIC programs generally disclose the possibility that it might offer credits for specific types of fees on a selective basis to some, but not all, TIC investors, but they have not disclosed all of the categories of fees for which it has actually provided credits. As a result, investors in these three programs who did not initially receive the credits could bring claims against NNN Realty Advisors. However, subsequent to the close of these three programs’ offerings, in order to mitigate potential claims, investors who did not initially receive these credits, received cash or equity payments in lieu of these credits. NNN Realty Advisors has modified the disclosure in its offering materials for current and future TIC programs to make clear that NNN Realty Advisors may credit any or all categories of its fees in a program on a selective basis to some, but not all, TIC investors in the same program; that these credits may be made on a disproportionate basis; and that the credit provided to a particular investor may exceed the fees allocated to that investor.

Although NNN Realty Advisors was required to have real estate licenses in all of the states in which it acted as a broker for NNN Realty Advisors’ programs and received real estate commissions, Realty did not hold a license in certain of those states when it earned fees for those services. In addition, almost all of Triple Net Properties’ revenue was based on an arrangement with Realty to share fees from NNN Realty Advisors’ programs. Triple Net Properties did not hold a real estate license in any state, although most states in which properties of NNN Realty Advisors’ programs were located may have required Triple Net Properties to hold a license in order to share fees. As a result, NNN Realty Advisors may be subject to penalties, such as fines (which could be a multiple of the amount received), restitution payments and termination of management agreements, and to the suspension or revocation of Realty’s real estate broker licenses. As of June 30, 2007, no liabilities have been accrued for the failure to hold real estate licenses. To the extent that NNN Realty Advisors incurs any liability arising from the failure to comply with real estate broker licensing requirements in certain states, Anthony W. Thompson, Louis J. Rogers and Jeffrey T. Hanson have agreed to forfeit to NNN Realty Advisors up to an aggregate of 4,686,500 shares of NNN Realty Advisors’ common stock. In addition, Mr. Thompson has agreed to indemnify NNN Realty Advisors, to the extent the liability incurred by NNN Realty Advisors for such matters exceeds the deemed $46,865,000 value of these shares, up to an additional $9,435,000 in cash. These shares are held in escrow in connection with an independent escrow agreement entered into on November 14, 2006 between NNN Realty Advisors, Messrs. Thompson and Rogers and the escrow agent. The above indemnifications expire on November 16, 2009.

Commitments, Contingencies and Other Contractual Obligations

Contractual Obligations

The following table summarizes contractual obligations as of December 31, 2006 and the effect that such obligations are expected to have on NNN Realty Advisors’ liquidity and cash flow in future periods. This table does not reflect any available extension options.

	Payments Due by Period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years
(In thousands)	2007	(2008-2009)	(2010-2011)	(After 2011)	Total

Principal — unsecured debt	$91	$262	$180	$—	$533
Interest — unsecured debt	23	40	8	—	71
Principal — properties held for investment	4,400	—	—	—	4,400
Interest — properties held for investment	88	—	—	—	88
Principal — properties held for sale	46,906	—	—	—	46,906
Interest — properties held for sale	1,453	—	—	—	1,453
Principal — participating notes	—	—	10,263	—	10,263
Interest — participating notes	1,404	2,849	2,370	—	6,623
Operating lease obligations — leaseco	5,232	10,464	10,464	18,781	44,941
Operating lease obligations — general	2,927	4,975	4,573	2,512	14,987
Capital lease obligations	184	342	59	—	585

Total	$62,708	$18,932	$27,917	$21,293	$130,850

There have been no material changes in the contractual obligations at June 30, 2007, except for the issuance of mortgage loans payable secured by properties held for sale, which increased to $121.2 million and are classified as current liabilities on NNN Realty Advisors’ balance sheet and $6.0 million in additional amounts raised from our participating notes program (See Note 18 — Participating Notes of the Notes to Consolidated Financial Statements).

Off-Balance Sheet Arrangements.  From time to time NNN Realty Advisors provides guarantees of loans for properties under management. As of June 30, 2007, there were 128 loans for properties under management with approximately $3.1 billion in total principal outstanding secured by properties with a total aggregate purchase price of approximately $4.2 billion as of June 30, 2007. Of the approximate $3.1 billion in total principal outstanding guaranteed, approximately $2.9 billion was non-recourse/carve-out guarantees, $27.8 million was in the form of mezzanine debt and $29.0 million was other recourse guarantees. A “non-recourse/carve-out” guaranty imposes personal liability on the guarantor in the event the borrower engages in certain acts prohibited by the loan documents. If NNN Realty Advisors is called upon to satisfy a substantial portion of these guarantees, NNN Realty Advisors’ operating results and financial condition could be materially harmed. NNN Realty Advisors’ management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with FASB Financial Interpretation Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”), which was insignificant as of June 30, 2007, December 31, 2006 and 2005.

Cash Flow

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Net cash provided by operating activities decreased $1.4 million to $13.0 million for the six months ended June 30, 2007, compared to net cash provided by operating activities of $14.4 million for the same period in 2006. The decrease included cash provided by net income of $13.9 million adjusted for non-cash reconciling items, the most significant of which was a $372,000 tax benefit primarily due to the establishment of deferred tax accounts for Triple Net Properties in order to convert from a non-taxable partnership to a taxable C corporation on November 16, 2006, partially offset by $2.5 million in stock-based compensation and $1.8 million as a result of amortizing the identified intangible contract rights associated with the acquisition of Realty. Contributing to the decrease in cash was an increase of $11.3 million in prepaid expenses and other assets which primarily consisted of $5.9 million in prepaid federal and state income taxes, $2.1 million in prepaid expenses for NNN Realty Advisors’ public filings, $624,000 for NNN Realty Advisors’ profit sharing plan of its employees, $2.9 million in other prepaid expenses and other assets of NNN Realty Advisors’ subsidiaries. This decrease in cash from operating activities was partially offset by an increase of $7.0 million in accounts payable and accrued expenses and $1.9 million in other liabilities.

Net cash used in investing activities decreased $143.4 million for the six months ended June 30, 2007 to $122.2 million, compared to net cash provided by investing activities of $21.2 million for the same period in 2006. The increase was primarily due to funds used for asset purchases of NNN Realty Advisors’ sponsored programs, which included $365.9 million for its properties/intangible assets held for sale to facilitate the reselling of such assets to six of its TIC programs, two properties to NNN Realty Advisors’ public non-traded NNN Healthcare/Office REIT and one joint venture, partially offset by $287.7 million in proceeds from the sale of one of these properties to a joint venture, and two properties to NNN Realty Advisors’ NNN Healthcare/Office REIT. Other uses of cash included $8.2 million in restricted cash of NNN Realty Advisors’ properties held for sale, $42.2 million used for real estate deposits and pre-acquisition costs, $3.0 million in marketable equity securities, partially offset by $13.5 million in proceeds from collection of real estate deposits and pre-acquisition costs.

Net cash provided by financing activities increased $102.2 million to $68.4 million for the six months ended June 30, 2007, compared to net cash used in financing activities of $33.8 million for the same period in 2006. The increase was primarily due to proceeds from issuance of NNN Realty Advisors’ NNN Collateralized Senior Notes, LLC, or the Senior Notes Program, of $6.0 million, $254.7 million from issuance of mortgage loans payable secured by properties held for sale, offset by $180.4 million in repayments of mortgage loans payable secured by properties held for sale in conjunction with the sale of the respective properties. In addition, cash dividends paid to common stockholders for the six months ended June 30, 2007 were $5.7 million, compared to $13.0 million in cash distributions to common unit holders for the same period in 2006.

As a result of the above, cash and cash equivalents increased $59.1 million for the six months ended June 30, 2007 to $61.4 million as of June 30, 2007, compared to $2.3 million as of June 30, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net cash provided by operating activities decreased $8.3 million to $15.2 million for the year ended December 31, 2006, compared to net cash provided by operating activities of $23.5 million for the same period in 2005. The decrease was primarily due to cash provided by net income of $16.1 million adjusted for non-cash reconciling items, the most significant of which was a $4.9 million tax benefit primarily due to the establishment of deferred tax accounts for Triple Net Properties in order to convert from a non-taxable partnership to a taxable C corporation on November 16, 2006, and $2.6 million in receivables from related parties which primarily consisted of property management fees and lease commissions owed Realty.

Net cash used in investing activities increased $21.9 million for the year ended December 31, 2006 to $57.1 million, compared to net cash used in investing activities of $35.2 million for the same period in 2005. The increase was primarily due to $7.4 million, net of cash acquired, for the acquisition of Realty and Capital

Corp. in 2006, funds used for asset purchases of NNN Realty Advisors’ sponsored programs, which included $10.0 million to its public non-traded NNN Apartment REIT, $80.6 million for its properties/intangible assets held for sale to facilitate the reselling of such assets to one of its TIC programs, its public non-traded NNN Healthcare/Office REIT and a joint venture, partially offset by $31.7 million in proceeds from the sale of one of these properties to a joint venture. Other uses of cash included $15.9 million used for real estate deposits and pre-acquisition costs, offset by $33.8 million in proceeds from collection of real estate deposits and pre-acquisition costs. NNN Realty Advisors also invested $2.4 million in marketable equity securities in 2006.

Net cash provided by financing activities increased $133.3 million to $143.6 million for the year ended December 31, 2006, compared to $10.3 million for the same period in 2005. The increase was primarily due to net proceeds of $146.0 million received from the issuance of common stock through the 144A private equity offering in November 2006, proceeds from issuance of NNN Realty Advisors’ Senior Notes Program of $10.3 million, proceeds of $71.1 million from issuance of mortgage loans payable secured by properties held for sale, offset by $24.2 million in repayments of mortgage loans payable secured by properties held for sale. The net increase was partially offset by $28.1 million in distributions to common unit members of Triple Net Properties, the repayment of amounts outstanding under NNN Realty Advisors’ line of credit with Bank of America of $8.5 million, and $12.3 million in repayments of notes payable primarily due to the repayment of $11.3 million in mezzanine debt on NNN 3500 Maple, LLC in 2006, and $5.5 million for the early redemption of Triple Net Properties redeemable preferred membership units in September 2006.

As a result of the above, cash and cash equivalents increased $101.7 million for the year ended December 31, 2006 to $102.2 million as of December 31, 2006, compared to $548,000 as of December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net cash provided by operating activities increased $6.3 million to $23.5 million for the year ended December 31, 2005, compared to net cash provided by operating activities of $17.2 million for the year ended December 31, 2004. The increase was primarily due to cash provided by net income of $18.1 million, a higher deferral of payments of $8.8 million to third parties for services provided to NNN Realty Advisors, partially offset by lower collections of accounts receivables from related parties of $9.2 million.

Net cash used in investing activities increased $22.2 million to $35.2 million for the year ended December 31, 2005, compared to net cash used in investing activities of $13.0 million for the year ended December 31, 2004. The increase was primarily due to cash used for real estate deposits and preacquisition costs of $20.1 million for the year ended December 31, 2005, compared to $5.5 million in 2004.

Net cash provided by financing activities increased $17.9 million to $10.3 million for the year ended December 31, 2005, compared to net cash used in financing activities of $7.6 million for the year ended December 31, 2004. The increase was primarily due to the issuance of $17.2 million in notes payable in 2005.

As a result of the above, cash and cash equivalents decreased $1.4 million for the year ended December 31, 2005 to $548,000 as of December 31, 2005, compared to $1.9 million as of December 31, 2004.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

NNN Realty Advisors’ earnings are affected by changes in short-term interest rates as a result of the variable interest rates incurred on its line of credit. NNN Realty Advisors’ $25.0 million line of credit debt obligation is secured by its assets, bears interest at the bank’s prime rate or three month LIBOR plus 1.50%, at NNN Realty Advisors’ option, and matures in February 2010. As of June 30, 2007, NNN Realty Advisors had no outstanding balance on this line of credit. Since interest payments on this obligation will increase if interest rate markets rise, or decrease if interest rate markets decline, NNN Realty Advisors is subject to cash flow risk related to this debt instrument if amounts are drawn under the line of credit.

Additionally, NNN Realty Advisors’ earnings are affected by changes in short-term interest rates as a result of the variable interest rate incurred on the mezzanine portion of the outstanding mortgages on its real estate held for sale. As of June 30, 2007, the outstanding principal balance on these debt obligations was $19.1 million, with a weighted average interest rate of 11.2% per annum. Since interest payments on these obligations will increase if interest rate markets rise, or decrease if interest rate markets decline, NNN Realty Advisors is subject to cash flow risk related to these debt instruments. As of June 30, 2007, for example, a 0.5% increase in interest rates would have increased NNN Realty Advisors’ overall annual interest expense by $96,000, or 4.29%. This sensitivity analysis contains certain simplifying assumptions, for example, it does not consider the impact of changes in prepayment risk.

During the fourth quarter of 2006, NNN Realty Advisors entered into several interest rate lock agreements with commercial banks aggregating to approximately $400.0 million, with interest rates ranging from 6.15% to 6.19% per annum as of December 31, 2006 and ranging from 6.19% to 6.24% per annum as of June 30, 2007. NNN Realty Advisors paid $2.0 million in refundable deposits in connection with these agreements, which will be refunded if the total available loan amount is utilized for property purchases. If the total available loan amount is not utilized, then some of the deposits will be forfeited.

NNN Realty Advisors does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments.

THE MERGER

The following discussion contains important information relating to the merger. You are urged to read this discussion together with the merger agreement and related documents attached as annexes to this document before voting on the merger or the amendment to Grubb & Ellis’ charter, the issuance of Grubb & Ellis common stock and the election of the proposed board of directors.

Structure of the Merger

Grubb & Ellis and NNN Realty Advisors are preparing to combine the two companies in a merger. In the merger, B/C Corporate Holdings, Inc., a wholly owned subsidiary of Grubb & Ellis that was formed for the purpose of the merger, will be merged with and into NNN Realty Advisors, with NNN Realty Advisors surviving the merger as a wholly owned subsidiary of Grubb & Ellis.

Merger Consideration

At the effective time of the merger, each issued and outstanding share of NNN Realty Advisors common stock will be converted into the right to receive 0.88 of a share of Grubb & Ellis common stock. NNN Realty Advisors stockholders will receive cash in lieu of any fractional shares of Grubb & Ellis common stock that would have otherwise been received in the merger. See “The Merger Agreement — Fractional Shares” beginning on page 182. Grubb & Ellis and NNN Realty Advisors expect that, upon completion of the merger, the NNN Realty Advisors stockholders immediately prior to the merger will own approximately 59% of the outstanding common stock of Grubb & Ellis, and the Grubb & Ellis stockholders immediately prior to the merger will own approximately 41% of the outstanding common stock of Grubb & Ellis. See “The Merger Agreement — Merger Consideration” beginning on page 181.

Background of the Merger

The Board of Directors of Grubb & Ellis has been of the view for a number of years that its common stock has been undervalued in the marketplace due to a number of factors, including, but not limited to, its lack of a full complement of service offerings as compared to its industry competitors. As a consequence, during the past twelve months, Grubb & Ellis undertook certain steps to address these issues by implementing various business and strategic initiatives intended to improve its prospects and maximize stockholder value, including leveraging its existing platform, strengthening its domestic platform and seeking to build a comprehensive global network. In addition, in July 2006, in connection with a secondary public offering of its securities, Grubb & Ellis re-aligned its capital structure, exchanging all of its outstanding preferred stock for common stock and re-listing Grubb & Ellis’ common stock on the NYSE. Subsequent to the completion of the July 2006 offering, Grubb & Ellis’ share price exhibited some appreciation, but notwithstanding Grubb & Ellis’ continuing efforts to implement strategic initiatives, the Grubb & Ellis Board of Directors remained of the view that its shares were undervalued as compared to its competitors. Further, during the late summer and early fall of 2006, the Grubb & Ellis Board of Directors also took note of an increasing level of merger and acquisition activity in the real estate services industry, including the trend towards industry consolidation.

Consequently, commencing in September 2006, the board of directors of Grubb & Ellis, through its strategic initiative committee comprised of its Chairman, C. Michael Kojaian, and Robert McLaughlin, both independent non-management directors, engaged in a series of discussions with representatives of the investment banking division of JMP Securities regarding the board’s perception of the commercial property services industry in general, and the prospects of Grubb & Ellis in particular. During these discussions, the strategic initiative committee explored with JMP Securities conducting certain analytical work, and on September 21, 2006, JMP Securities was engaged to perform a strategic review, referred to as the strategic review, of the commercial property services industry as well as Grubb & Ellis’ position within the sector.

On October 12, 2006, the Chairman of Grubb & Ellis along with Grubb & Ellis’ outside legal counsel, Zukerman Gore & Brandeis, LLP, met with representatives of JMP Securities in JMP Securities’ New York offices to review JMP Securities’ progress with respect to the strategic review.

On October 31, 2006, CB Richard Ellis Group, Inc., or CB Richard Ellis, announced it had entered into a definitive agreement to acquire Trammell Crow Company, signifying further consolidation in the commercial property services industry. JMP Securities incorporated an overview and analysis of the transaction announced by CB Richard Ellis and Trammel Crow Company into the strategic review.

At a dinner meeting of the board of directors of Grubb & Ellis attended by all of the members of the board held on the evening of November 8, 2006 in Chicago, Illinois prior to a regularly scheduled meeting of the board to be held the following morning, the board of Grubb & Ellis was presented with a written copy of JMP Securities’ strategic review although representatives of JMP Securities were not present at the meeting. The Grubb & Ellis Board of Directors reviewed and discussed the strategic review which provided a detailed analysis of the current state of the commercial property services industry as well as an assessment of Grubb & Ellis’ position in the industry. The board then engaged in an extensive discussion regarding the strategic review and various strategies to maximize stockholder value, including a possible strategic transaction, which could be a sale or merger of Grubb & Ellis. The board believed that the recently announced transaction between CB Richard Ellis and Trammell Crow Company was further indication of the continuing trend towards consolidation within the commercial property services industry. In light of this industry trend and the board’s continuing belief that the Grubb & Ellis common stock was undervalued, it was the consensus of the Grubb & Ellis Board of Directors that it should obtain further information on whether Grubb & Ellis should explore a possible strategic transaction. The Grubb & Ellis Board of Directors concluded that it was prudent to undertake a formal process in order to best determine whether maximizing stockholder value through the consummation of such a transaction was possible. The Grubb & Ellis Board of Directors also determined that, among other things, given the heightened merger and acquisition activity in all business sectors and the increasing consolidation within the commercial property services industry, Grubb & Ellis would benefit from the engagement of a financial advisor, and it was the consensus of the Grubb & Ellis Board of Directors that JMP Securities be retained in such capacity. The board of directors then authorized the strategic initiative committee to engage and work with JMP Securities in such capacity going forward, and to report back to the full board from time to time with respect to this engagement, which was code-named “Project Beta.”

Accordingly, on November 15, 2006, JMP Securities was formally engaged by Grubb & Ellis as its exclusive financial advisor to explore strategic opportunities designed to maximize stockholder value, including but not limited to, a potential sale or merger of, or an acquisition by, Grubb & Ellis. In anticipation of conducting a full process, the strategic initiative committee authorized JMP Securities to (i) prepare a confidential information memorandum regarding Grubb & Ellis, its assets, liabilities, financial condition and prospects, (ii) work with outside legal counsel to prepare a form of confidentiality agreement to be signed by potential interested parties, and (iii) work with management to populate an electronic data room with extensive diligence materials that prospective parties would be allowed to review after executing a confidentiality agreement.

Commencing in mid-November 2006 and continuing throughout December 2006, senior management assembled an extensive amount of materials for inclusion in an electronic data room. During this time, JMP Securities also worked with the strategic initiative committee and senior management to assemble a list of prospective financial and strategic parties, collectively referred to as the prospective parties, who would likely be interested in exploring a strategic transaction with Grubb & Ellis. In compiling this list, or the prospective party list, the financial wherewithal of various potential prospective parties was also assessed by JMP Securities and Grubb & Ellis.

Following the 144A private equity offering in November 2006, the NNN Realty Advisors management and board of directors began to consider strategic alternatives, and, in particular, a growth strategy of NNN Realty Advisors based upon strategic acquisitions. In conjunction with this strategy, the Chairman of the Board of NNN Realty Advisors, Anthony W. Thompson, and the Chief Executive Officer and President, Scott D. Peters, initiated conversations with a number of financial advisors in order to explore possible alternatives to implement this growth strategy as well as possible financing alternatives for potential strategic acquisitions.

On December 19, 2006, IFIL Group announced it had signed an agreement pursuant to which it would acquire a 67.5% ownership interest in Cushman & Wakefield, a competitor of Grubb & Ellis, further evidencing the trend of mergers and acquisitions activity within the commercial real estate services industry. JMP Securities supplemented the strategic review to include this latest transaction and provided the strategic initiative committee certain overview materials and analyses related to this transaction.

In early January 2007, after substantially completing the population of the electronic data room with a substantial amount of data, the strategic initiative committee authorized JMP Securities to work with management to complete the confidential information memorandum, which would include financial projections prepared by management of Grubb & Ellis.

On January 11, 2007, representatives of JMP Securities met with management of Grubb & Ellis to review (i) the status of the confidential information memorandum, (ii) the financial projections, (iii) the form of confidentiality agreement, and (iv) to discuss the current plan regarding the timing of completing the confidential information memorandum and the process of contacting potential parties who might be interested in exploring a potential transaction with Grubb & Ellis. At a meeting of the Grubb & Ellis Board of Directors held the next day on January 12, 2007 in Chicago, Illinois, the Chairman of the Board of Grubb & Ellis reviewed with the full board of directors the discussion with JMP Securities of the previous day, advising the board of directors at the conclusion of the discussion that management and the strategic initiative committee were continuing to work with JMP Securities with respect to Project Beta.

At a dinner meeting of the Board of Directors of Grubb & Ellis, attended by representatives of JMP Securities held on January 31, 2007 prior to a regularly scheduled Grubb & Ellis Board of Directors meeting on February 1, 2007, the board of Grubb & Ellis reviewed with JMP Securities the status of Project Beta, including the possibility of a strategic transaction. In connection therewith, JMP Securities provided a general overview of the progress to date in connection with drafting the confidential information memorandum, assembling the electronic data room in conjunction with senior management, and assisting with and providing comments to the confidentiality agreement drafted by Zukerman Gore & Brandeis, LLP. In connection with this discussion, members of the Grubb & Ellis Board of Directors were provided with (i) a working draft of the confidential information memorandum, (ii) a draft confidentiality agreement prepared by Zukerman Gore & Brandeis, LLP, (iii) a draft letter to prospective parties setting forth guidelines for submitting preliminary indications of interest, (iv) the prospective parties list, and (v) a written status of the due diligence materials that had been assembled as of the date of the meeting. Zukerman Gore & Brandeis, LLP then outlined for the Grubb & Ellis Board of Directors their fiduciary duties under applicable laws. As a consequence, Grubb & Ellis’ chief executive officer, who is also a member of the board of Grubb & Ellis, and whose interest in a strategic transaction by virtue of his contractual relationship with Grubb & Ellis would be different from the interests of common stockholders, would not be deemed to be independent, and therefore was recused from taking an active role in the process.

Also at this meeting, JMP Securities outlined for the Grubb & Ellis Board of Directors the manner in which Project Beta would be conducted in order to accomplish the board of directors’ objective of obtaining further information regarding the potential value of Grubb & Ellis in connection with a possible strategic transaction. To assist in its explanation, JMP Securities distributed to and reviewed with members of the Grubb & Ellis Board of Directors an indicative timeline highlighting events expected to occur should the board of directors endeavor to undertake an exploratory process. The initial phase of the process was to provide for limited business and legal due diligence by prospective parties, through the dissemination of the confidential information memorandum and access to the electronic data room subsequent to the execution of a confidentiality agreement. JMP Securities’ timeline called for interested parties to submit preliminary indications of interest and details regarding any contemplated strategic transaction by April 2, 2007. For prospective parties who provided preliminary indications of interest acceptable to the strategic initiative committee and the Grubb & Ellis Board of Directors, it was contemplated that the next phase of the process would provide for additional due diligence, including meetings with senior management, and the opportunity to provide a mark-up of a draft merger agreement.

In early February 2007, separate and apart from Grubb & Ellis’ Project Beta activities, the Chairman of the Board of Grubb & Ellis was contacted by the Chief Executive Officer of one of Grubb & Ellis’ industry competitors regarding the merits of a potential strategic combination. This discussion was largely hypothetical in nature and no immediate action resulted from the call. The Chairman of Grubb & Ellis notified the other member of the strategic initiative committee and JMP Securities of the discussion and JMP Securities and the strategic initiative committee noted certain potential benefits that could result from a strategic combination with such industry competitor. As a consequence, the Chairman of Grubb & Ellis advised the Chief Executive Officer of the industry competitor that he would be interested in meeting with him again at a later date. At this juncture, neither the Chairman nor JMP Securities believed that this industry competitor was aware of Project Beta, which had yet to be initiated vis-a-vis any potential parties.

On February 12, 2007, the NNN Realty Advisors Board of Directors received for review from a financial advisor materials outlining the financial aspects of a potential transaction with Grubb & Ellis. The presentation provided by the financial advisor was independent of the process being conducted by Grubb & Ellis and was the result of ongoing discussions with a number of financial advisors regarding potential strategic acquisitions. The presentation relating to a potential acquisition of Grubb & Ellis focused upon potential synergies and cross-selling opportunities as well as possible financing sources to be provided by the financial advisor.

On February 13, 2007, the Grubb & Ellis Board of Directors convened a telephonic meeting to discuss the status of Project Beta. In advance of the meeting, board members were provided with (i) a revised version of the confidential information memorandum, (ii) a revised indicative timeline highlighting key dates expected to occur should the board of directors endeavor to undertake the exploratory process, (iii) a current draft confidentiality agreement, (iv) a draft letter to prospective parties setting forth guidelines for submitting preliminary indications of interest, and (v) the prospective parties list. After an extensive discussion regarding the exploratory process, and after outside legal counsel, Zukerman Gore & Brandeis, LLP once again reviewed the applicable federal securities laws and the Grubb & Ellis Board of Directors’ fiduciary duties under applicable Delaware law, the board of directors unanimously approved proceeding with Project Beta and directed JMP Securities to finalize the confidential information memorandum with management and prepare to initiate the initial phase of the process.

On February 20, 2007, following the completion of the confidential information memorandum, the population of the electronic data room, and the finalizing of a form confidentiality agreement, JMP Securities began to contact various financial and strategic prospective parties to determine their interest in a potential transaction with Grubb & Ellis.

Between February 20, 2007 and April 2, 2007, representatives of JMP Securities contacted and held various discussions with numerous financial and strategic prospective parties which had expressed an initial interest in possibly exploring a strategic transaction with Grubb & Ellis. During this timeframe, JMP Securities ultimately contacted 64 prospective parties. Of these prospective parties, 24 signed confidentiality agreements.

NNN Realty Advisors, a real estate asset management firm whose business is complementary to, but not competitive with, the business of Grubb & Ellis was contacted on February 20, 2007. NNN Realty Advisors executed a confidentiality agreement on February 21, 2007, and thereafter was provided a confidential information memorandum and access to the Grubb & Ellis electronic data room.

On March 12, 2007, the NNN Realty Advisors Board of Directors received information on Project Beta from the financial advisor that had previously provided the board of directors with information on a possible transaction with Grubb & Ellis. The financial advisor outlined for the NNN Realty Advisors Board of Directors the various stages of the bidding process, results of the financial due diligence review conducted to date, and possible financing alternatives available to NNN Realty Advisors to consummate the transaction.

NNN Realty Advisors, together with its financial and legal advisors, conducted a substantial amount of due diligence on Grubb & Ellis between February 20, 2007 and April 2, 2007, including a review of the numerous documents in Grubb & Ellis’ electronic data room, and expressed considerable interest in pursuing a transaction with Grubb & Ellis. As part of NNN Realty Advisors’ due diligence, NNN Realty Advisors’

financial advisors engaged in several extensive conversations with representatives of JMP Securities regarding Grubb & Ellis, its financial projections and certain other matters related to Grubb & Ellis.

On March 22, 2007, after the execution of a confidentiality agreement by the industry competitor that had contacted the Chairman of Grubb & Ellis in early February 2007, Grubb & Ellis’ Chairman and representatives from JMP Securities met with the Chief Executive Officer of such industry competitor in the New York offices of Zukerman Gore & Brandeis, LLP, although counsel was not present at the meeting. A general discussion ensued regarding the merits of a potential strategic combination between Grubb & Ellis and such competitor, and the competitor was also advised at that time of the existence of Project Beta and was also invited into the process, although it declined to do so at that time. Given that Grubb & Ellis had yet to complete the initial phase of Project Beta, no immediate action was taken with respect to a potential strategic transaction with this industry competitor.

On March 27, 2007, pursuant to an invitation by NNN Realty Advisors’ Chairman, Lehman Brothers reviewed with the NNN Realty Advisors Board of Directors various matters regarding a potential merger with Grubb & Ellis, including a potential equity and debt financing component by Lehman Brothers to facilitate the transaction as well as possible transaction structures, including an all cash offer, an offer of cash and stock or a reverse merger. Lehman Brothers reviewed the benefits and risks of the possible alternatives, including the potential cost savings by structuring the transaction as a reverse merger compared to proceeding with an initial public offering pursuant to the terms of the 144A private equity offering.

On March 28, 2007, at a regularly scheduled meeting of the Grubb & Ellis Board of Directors held in Chicago, the Grubb & Ellis Board of Directors received an update from JMP Securities regarding the status of the initial phase of Project Beta. JMP Securities discussed (i) the number of prospective parties that had been contacted during the exploratory process, (ii) the number of prospective parties expressing preliminary interest in a transaction with Grubb & Ellis, (iii) the general level of due diligence each of the prospective parties had performed, (iv) the meeting with the industry competitor on March 22, 2007, and (v) the expected timing of future activities related to the exploratory process.

On March 30, 2007, Mr. Peters provided the NNN Realty Advisors Board of Directors with a brief update on the negotiations relating to the merger with Grubb & Ellis as well as other possible transactions under review, including the potential acquisition of an industry competitor.

On April 2, 2007, on behalf of Grubb & Ellis, JMP Securities received oral indications of interest, at varying premiums to Grubb & Ellis’ stock price at that time, from four parties. All of these initial indications of interest were for the acquisition of all of the outstanding shares of Grubb & Ellis common stock and were subject to various conditions, including but not limited to completion of confirmatory due diligence. Grubb & Ellis’ stock price closed at $11.64 per share on April 2, 2007. One of these prospective parties, an industry competitor of Grubb & Ellis, expressed its interest in submitting a letter of intent to acquire Grubb & Ellis; however, such industry competitor requested additional time to complete its initial diligence. The indications of interest from all of the other three parties were verbal, one of which was at the then current market price, one of which was at a slight premium to the then current market price (less than $.50 per share) and one of which was from a financial buyer at a premium of approximately twenty percent to the then current market price, but expressly subject to identifying and forming an alliance with a strategic partner, which had yet to be identified. In addition, all three of these other bids were expressly subject to further due diligence. In light of the slight premium with respect to two of the verbal indications of interest, the need to identify and form an alliance with respect to the third verbal indication of interest from the financial buyer, and that all three remained subject to further due diligence, the strategic committee determined to take no action with respect to these indications of interest. JMP Securities also received a written indication of interest, referred to as the Initial NNN Realty Advisors Bid, for Grubb & Ellis at a price of $16.80 per share in cash from NNN Realty Advisors. Given a contemplated debt and equity investment in the combined company by Lehman Brothers, the Initial NNN Realty Advisors Bid was contingent upon the receipt of approval from Lehman Brothers’ internal equity and debt commitment committees.

Subsequent to the receipt of these oral and written initial indications of interest on April 2, 2007, the strategic initiative committee determined that the written indication of interest submitted by NNN Realty

Advisors represented the most financially attractive offer for Grubb & Ellis’ stockholders and instructed JMP Securities to conduct further negotiations with NNN Realty Advisors. At the same time, the strategic initiative committee instructed outside legal counsel, Zukerman, Gore and Brandeis, LLP, to draft and distribute an initial form of merger agreement to NNN Realty Advisors. In addition, the strategic initiative committee decided to continue discussions with the Chief Executive Officer of the industry competitor of Grubb & Ellis regarding a potential strategic combination.

On April 5, 2007, an initial form of merger agreement based on an all cash acquisition of Grubb & Ellis by NNN Realty Advisors was transmitted by JMP Securities to NNN Realty Advisors and Lehman Brothers.

On April 9, 2007, the industry competitor that provided an oral indication of interest on April 2 indicated that it would be willing to enter into an all cash transaction for Grubb & Ellis at a nominal premium (less than $.50 per share) to the Grubb & Ellis’ then current stock price, but expressly subject to further due diligence. In light of the slight premium and conditional nature of this oral indication of interest, the strategic initiative committee determined to take no action with respect to such indication of interest.

On April 10, 2007, JMP Securities, on behalf of Grubb & Ellis, entered into a confidentiality agreement with the industry competitor with whom the Grubb & Ellis Chairman had met with on March 22, 2007 to facilitate the review of certain confidential information related to such competitor’s business. Subsequent to April 10, 2007, JMP Securities received certain financial information from the industry competitor and performed selected financial analyses related to a potential strategic combination between Grubb & Ellis and this competitor. JMP Securities provided such analyses to the strategic initiative committee for its review.

On April 11, 2007, Mr. Peters reported to the NNN Realty Advisors Board of Directors that NNN Realty Advisors was in the second and final round of bidding for Grubb & Ellis and provided an update on other possible acquisitions, including ongoing negotiations with an industry competitor.

On April 13, 2007, NNN Realty Advisors provided initial comments to the proposed merger agreement. On April 15, 2007 JMP Securities, the strategic initiative committee and Zukerman Gore & Brandeis, LLP reviewed these comments on a conference call and on April 16, 2007, Zukerman Gore & Brandeis, LLP distributed a revised draft of the merger agreement to JMP Securities and the strategic initiative committee, which JMP Securities subsequently delivered to Lehman Brothers on or about April 17, 2007.

On April 20, 2007, the Grubb & Ellis Board of Directors held a telephonic meeting during which JMP Securities provided a general update regarding Project Beta, summarizing the exploratory process since the last board meeting on March 28, 2007. JMP Securities outlined (i) the number of prospective parties that preliminarily expressed interest in a potential transaction with Grubb & Ellis, (ii) the number of prospective parties that executed confidentiality agreements, (iii) the number of prospective parties that submitted preliminary indications of interest, (iv) the level of due diligence activity for certain of the prospective parties, (v) the status of Grubb & Ellis’ activities with the industry competitor on which JMP Securities was conducting due diligence, and (vi) the expected timing of future activities related to Project Beta. JMP Securities then outlined in detail the Initial NNN Realty Advisors Bid. JMP Securities also conveyed that each of NNN Realty Advisors and Lehman Brothers had expressed a desire to meet with Grubb & Ellis’ senior management and that arrangements were being made to accommodate such a meeting.

On April 23, 2007, the Grubb & Ellis Chairman, along with certain members of the Grubb & Ellis senior management and representatives from JMP Securities, met with NNN Realty Advisors’ Chairman and Chief Executive Officer and representatives from Lehman Brothers in Chicago. This meeting represented the first direct interaction between the senior management of Grubb & Ellis and the senior management of NNN Realty Advisors with respect to the proposed transaction.

Subsequent to the April 23, 2007 meetings, Lehman Brothers advised JMP Securities and the strategic initiative committee that it was unlikely that Lehman Brothers would make an equity investment and/or provide debt under the terms contemplated in the Initial NNN Realty Advisors Bid. Further, NNN Realty Advisors expressed that their initial indication of interest at $16.80 per share would need to be revised downward, and that NNN Realty Advisors would still need to find financing to make a cash bid for Grubb & Ellis. As a consequence, the parties began discussing at that time that Grubb & Ellis and NNN Realty

Advisors explore a stock for stock merger, without the need for any debt or equity financing. Negotiations commenced regarding such a potential merger, including a discussion regarding an appropriate exchange ratio. During this time, the strategic initiative committee, through the Chairman of Grubb & Ellis, continued discussions with the Chief Executive Officer of the industry competitor. No other indications of interest in Grubb & Ellis were received from any prospective party.

On April 27, 2007, Mr. Peters reported to the NNN Realty Advisors Board of Directors that Mr. Thompson and Mr. Peters had met with the Grubb & Ellis Chairman and certain members of Grubb & Ellis’ senior management to review financial data, including first quarter results of Grubb & Ellis. Mr. Peters also advised the NNN Realty Advisors Board of Directors that consideration was being given to structuring the proposed merger as a stock for stock merger pursuant to which Grubb & Ellis would be the surviving entity and NNN Realty Advisors would become a wholly owned subsidiary of Grubb & Ellis, but that current stockholders of NNN Realty Advisors would own a majority of the outstanding shares of Grubb & Ellis following the merger.

On April 29, 2007, amidst ongoing discussions regarding a stock for stock merger with NNN Realty Advisors, following a series of conversations with the Chief Executive Officer of the industry competitor, the strategic initiative committee transmitted a draft non-binding letter of intent detailing certain terms surrounding a proposed acquisition of the industry competitor by Grubb & Ellis for stock and cash.

On May 1, 2007 Grubb & Ellis’ Chairman, on behalf of the strategic initiative committee, along with representatives from JMP Securities, met with NNN Realty Advisors’ Chairman and Chief Executive Officer along with representatives from Lehman Brothers in Dallas, Texas to further discuss a potential strategic transaction between NNN Realty Advisors and Grubb & Ellis. Although the discussion at the meeting in Dallas covered many aspects of a proposed stock for stock merger, including the fact that the proposed structure would result in the current owners of NNN Realty Advisors owning, in the aggregate, the majority of the issued and outstanding stock of Grubb & Ellis, an exchange ratio was not agreed upon and no immediate action was taken as a result of the meeting.

Given the continued uncertainty surrounding a potential transaction with NNN Realty Advisors and the lack of a written indication of interest from any other potential party, the strategic initiative committee continued its discussions with the industry competitor.

On May 2, 2007, JMP Securities, at the direction of the strategic initiative committee, transmitted a detailed due diligence request list to the industry competitor’s financial advisor in connection with Grubb & Ellis’ potential due diligence of the competitor.

On May 2, 2007, representatives of each of Grubb & Ellis, NNN Realty Advisors and their respective financial and legal advisors (JMP Securities and Zukerman Gore & Brandeis, LLP for Grubb & Ellis and Lehman Brothers and Alston & Bird LLP for NNN Realty Advisors) participated in an all hands conference call to discuss various issues surrounding the proposed stock for stock merger, including, but not limited to, timing, various business, legal and accounting issues, and the possibility of NNN Realty Advisors entering into a separate third party acquisition agreement prior to entering into a merger agreement with Grubb & Ellis.

On May 4, 2007, JMP Securities, at the direction of the strategic initiative committee, transmitted a form of merger agreement to the financial advisor of the industry competitor that contemplated Grubb & Ellis acquiring the industry competitor for cash and stock.

On May 4, 2007, Mr. Peters reported to the NNN Realty Advisors Board of Directors that discussions were continuing on the potential transaction with Grubb & Ellis. Additionally, Lehman Brothers provided an update to the NNN Realty Advisors Board of Directors on the results of continuing due diligence as well as addressed the timeline for the transaction and post-merger operations of the company.

On May 7, 2007, JMP Securities forwarded a non-binding term sheet to NNN Realty Advisors, reflecting the stock for stock merger that the parties had been discussing.

Also on May 7, 2007, JMP Securities, at the direction of the strategic initiative committee, transmitted a proposed draft of a merger agreement to Lehman Brothers that contemplated a stock for stock merger between

Grubb & Ellis and NNN Realty Advisors pursuant to which Grubb & Ellis would be the surviving entity and NNN Realty Advisors would become a wholly owned subsidiary of Grubb & Ellis, but the stockholders of NNN Realty Advisors, in the aggregate, would own a majority of the issued and outstanding common stock of Grubb & Ellis upon the consummation of the merger. This draft of the proposed merger agreement contemplated NNN Realty Advisors entering into a separate third party acquisition agreement prior to the execution of the merger agreement between Grubb & Ellis and NNN Realty Advisors, but did not include an exchange ratio regarding the common stock of Grubb & Ellis and NNN Realty Advisors.

On May 7, 2007, as a consequence of the merger agreement that had been forwarded to the industry competitor on May 4, 2007, each of Grubb & Ellis and the industry competitor signed parallel confidentiality agreements so as to enable each party to conduct extensive due diligence on the other.

On May 8, 2007, the non-binding term sheet forwarded by JMP Securities to NNN Realty Advisors was executed and NNN Realty Advisors notified JMP Securities that it was in the process of populating an electronic data room with documentation to assist Grubb & Ellis and its financial and legal advisors in their due diligence of NNN Realty Advisors.

On May 9, 2007, NNN Realty Advisors’ Chairman and Chief Executive Officer, along with representatives from Lehman Brothers, met in Chicago with the Grubb & Ellis Chairman and senior members of Grubb & Ellis’ management team and JMP Securities. Later on May 9, 2007, at a dinner meeting of the board of directors prior to a regularly scheduled Grubb & Ellis Board of Directors meeting on May 10, 2007, JMP Securities provided an update with respect to Project Beta, and in connection therewith (i) summarized the terms of the stock for stock merger with NNN Realty Advisors, (ii) highlighted the due diligence that NNN Realty Advisors and their financial and legal advisors had completed to date, (iii) reviewed certain preliminary financial analyses surrounding a contemplated merger with NNN Realty Advisors, (iv) provided selected overview materials on NNN Realty Advisors, (v) outlined certain events that were expected to occur on certain dates, should the Grubb & Ellis Board of Directors determine to pursue the contemplated merger with NNN Realty Advisors, and (vi) reviewed the current status of the parallel confidentiality agreements and discussions with the industry competitor. The members of the Grubb & Ellis Board of Directors again reviewed these matters relating to Project Beta amongst themselves (without JMP Securities being present) at their regularly scheduled board meeting the following day, May 10, 2007.

On May 10, 2007, JMP Securities, on behalf of Grubb & Ellis, received a written preliminary indication of interest of a cash offer with a stated range of $13.50 to $15.50 per share, which represented a joint bid from a strategic prospective party and a financial prospective party, and which was subject to (i) satisfactory meetings with Grubb & Ellis’ senior management, (ii) completion of comprehensive due diligence to occur over a three week period, and (iii) the execution of a co-investment agreement with a joint venture partner. The joint bidders were initially sent a confidentiality agreement on or about March 14, 2007, during the early stages of Project Beta. Zukerman Gore and Brandeis, LLP, in conjunction with JMP Securities, made numerous attempts to facilitate the execution of the confidentiality agreement and these prospective parties were, like all prospective parties, made aware that preliminary indications of interest were due on or about April 2, 2007. Despite this information, a confidentiality agreement was not executed until April 9, 2007. Given the preliminary stated range of value of this joint bid, the delayed submission of its preliminary indication of interest and the numerous conditions required to be met prior to their submitting a firm indication of interest, the strategic initiative committee determined to focus its efforts on the proposed NNN Realty Advisors merger and the potential acquisition of the industry competitor.

On May 10, 2007, NNN Realty Advisors provided data room access to Grubb & Ellis and its financial and legal advisors. JMP Securities and Zukerman Gore & Brandeis, LLP commenced a detailed review of the materials available in the electronic data room.

On May 11, 2007, Zukerman Gore & Brandeis, LLP had a call with counsel for the industry competitor to discuss certain legal and structural issues related to the proposed acquisition of the industry competitor for stock and cash by Grubb & Ellis.

On May 11, 2007, Zukerman Gore & Brandeis, LLP also distributed a revised draft of the merger agreement to NNN Realty Advisors that did not provide for NNN Realty Advisors entering into a separate third party acquisition agreement prior to (or after) the execution and delivery of the proposed merger agreement.

Commencing on May 11, 2007 and continuing through May 18th, Zukerman Gore & Brandeis, LLP, along with the strategic initiative committee and JMP Securities, continued to draft and provide comments with respect to the merger agreement distributed on May 11 which contemplated a stock for stock merger of Grubb & Ellis and NNN Realty Advisors pursuant to which Grubb & Ellis would be the surviving entity, NNN Realty Advisors would become a wholly owned subsidiary of Grubb & Ellis, and the majority of the common stock of the combined entity would be owned, in the aggregate, by the stockholders of NNN Realty Advisors. During this timeframe, Zukerman Gore & Brandeis, LLP and Alston & Bird LLP, NNN Realty Advisors’ legal counsel, had numerous telephone calls (with and without the respective principals and financial advisors) to negotiate the proposed merger agreement, and in connection therewith, exchanged numerous drafts and written comments with respect to a proposed merger agreement and all ancillary documents, including voting agreements, an escrow agreement with Wilmington Trust Company, and a trademark license agreement with respect to Grubb & Ellis’ public company affiliate, Grubb & Ellis Realty Advisors. Simultaneously during this timeframe, management of each of Grubb & Ellis and NNN Realty Advisors were engaged in preparing the necessary schedules to the merger agreement. Also during this timeframe, due diligence of NNN Realty Advisors on behalf of Grubb & Ellis continued, and in connection therewith, Grubb & Ellis retained another outside advisor to assist JMP Securities and Zukerman Gore & Brandeis, LLP in their ongoing due diligence efforts relating to NNN Realty Advisors in connection with (i) reviewing and assessing commitments and contingencies, (ii) identifying potential areas of exposure, (iii) reviewing and assessing NNN Realty Advisors’ financial statements and accounting policies, (iv) performing extensive tax due diligence, and (v) advising Grubb & Ellis on the potential accounting treatment and tax impact resulting from the potential consummation of the contemplated transaction. In connection therewith, this outside advisor met with NNN Realty Advisors’ outside auditor, Deloitte and Touche, in California May 14, 2007.

On May 16, 2007, NNN Realty Advisors and Grubb & Ellis continued negotiations with respect to a number of remaining legal, accounting and business issues, including a potential exchange ratio.

Between May 18, 2007 and May 21, 2007, JMP Securities, the outside advisor and Zukerman Gore & Brandeis, LLP continued to perform additional due diligence on NNN Realty Advisors on behalf of Grubb & Ellis, while at the same time the parties continued to negotiate the definitive merger agreement, work on disclosure schedules relating to the proposed merger agreement, and negotiate the other related documentation, including the proposed voting agreements for the principal stockholders of each of Grubb & Ellis and NNN Realty Advisors, an escrow agreement pursuant to which NNN Realty Advisors would deposit $25 million, and a trademark license agreement with respect to Grubb & Ellis’ public affiliate, Grubb & Ellis Realty Advisors. Commencing on May 17, 2007, Zukerman Gore & Brandeis, LLP began providing interim drafts of the proposed merger agreement and the ancillary documents to all members of the Grubb & Ellis Board of Directors for their review. On May 17, 2007, Zukerman Gore & Brandeis, LLP also distributed to the Grubb & Ellis Board of Directors the draft due diligence report generated by the outside advisor.

On Friday, May 18, 2007, there was a conference call meeting of the board of directors of Grubb & Ellis. On the call, the board was advised of the status of the proposed transaction with NNN Realty Advisors and that there still remained a number of open legal, business and due diligence issues to be resolved, and that it was anticipated that the parties would be working through the weekend to resolve the issues. Zukerman, Gore & Brandeis, LLP also reviewed with the full Grubb & Ellis Board of Directors the due diligence with respect to NNN Realty Advisors, covering the due diligence conducted by itself, Grubb & Ellis, JMP Securities and the outside advisor, including the issues covered in the outside advisor’s due diligence report. The Grubb & Ellis Board of Directors was also advised that the proposed cash and stock acquisition of the industry competitor had been put on hold in an effort to finalize the proposed merger with NNN Realty Advisors, but that if progress wasn’t made over the weekend with respect to finalizing the proposed transaction with NNN Realty Advisors, Grubb & Ellis was going to re-start focusing its efforts and resources to actively pursue this other transaction.

On May 18, 2007, the NNN Realty Advisors Board of Directors formerly retained Lehman Brothers as its financial advisor for the transaction. Lehman Brothers reviewed and discussed with the NNN Realty Advisors Board of Directors the merits of the proposed merger, which discussion addressed the foundation for Lehman Brothers’ fairness opinion, the proposed merger consideration of 0.88 of a share of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock and ownership structure. The NNN Realty Advisors Board of Directors was also updated on the terms of the proposed merger agreement.

On May 21, 2007, the NNN Realty Advisors Board of Directors met in person or telephonically with representatives of Alston & Bird LLP and Lehman Brothers to consider and act upon the proposed merger with Grubb & Ellis. Prior to the meeting, the NNN Realty Advisors Board of Directors received various materials, including a substantially final draft of the merger agreement. At the meeting, a representative of Alston & Bird advised the board of directors of their fiduciary duties under Delaware law in connection with the proposed merger with Grubb & Ellis. A representative of Lehman Brothers presented the NNN Realty Advisors Board of Directors with information concerning certain financial analyses performed in connection with the proposed merger. NNN Realty Advisors’ general counsel then updated the board of directors on the status of the merger agreement with Grubb & Ellis.

Later on May 21, 2007, the Grubb & Ellis Board of Directors held a conference call meeting to review the status of the proposed transaction with NNN Realty Advisors and the most recent version of the proposed merger agreement that had been distributed to the board of directors. The Chairman of the Grubb & Ellis Board of Directors led a review of the current negotiations and status of the transaction with NNN Realty Advisors, advising the board that the NNN Realty Advisors Board of Directors was to meet later that evening to review the merger agreement. The Grubb & Ellis Chairman advised the board that the merger agreement was still being finalized, although all of the principal terms and conditions had now been agreed to. JMP Securities then summarized the process to date and the economic terms of the NNN Realty Advisors proposed transaction. Zukerman Gore & Brandeis, LLP then reviewed with the Grubb & Ellis Board of Directors again its fiduciary duties under applicable laws, including those duties in connection with a merger of Grubb & Ellis pursuant to which a change of control would occur. Zukerman Gore & Brandeis, LLP then reviewed with the board in detail the entire merger agreement and the ancillary documents and the various issues that had been the subject of extensive negotiations in connection with the merger agreement and the ancillary documents, including, but not limited to: conditions under which Grubb & Ellis could provide non-public information to, and engage in discussions with, a third party bidder; the circumstances under which Grubb & Ellis would be able to terminate the merger agreement in order to enter into an alternative transaction, including the determination as to what would constitute a “superior proposal” and what would constitute a “competing proposal” under the merger agreement; the amount of the termination fee that would be required to be paid in the event of a termination of the merger agreement by either party as a consequence of a topping bid and the amount that would be required to be paid by either party in the event of a breach; the terms of the escrow agreement that was to be entered into pursuant to which NNN Realty Advisors would deposit $25 million; the parallel representations, warranties and covenants that the parties would enter into in connection with the merger agreement due to the fact that it was a stock for stock merger; the existence and the terms of the parallel voting agreements on both sides of the transaction, (i.e., by certain stockholders of each of Grubb & Ellis and NNN Realty Advisors) and the interplay of the voting agreements with the merger agreement; the definition of “material adverse effect” as it applied to each of the parties; the terms of the trademark license; and the closing conditions to effecting the transaction, including but not limited to the bring down of representations and warranties and the issuance of a legal opinion by Alston & Bird LLP, counsel for NNN Realty Advisors, that the transaction is tax free to the stockholders of NNN Realty Advisors. The Grubb & Ellis Board of Directors then engaged in discussion regarding the proposed merger agreement and the ancillary documents, during which it explored the aspects of remaining independent, engaging in the transaction under consideration, or engaging in an alternative transaction. It was noted that a decision was not yet required by the board of directors, inasmuch as the merger agreement was not yet final and the directors of NNN Realty Advisors had not yet made its determination whether it was going to enter into the merger agreement, which it was going to consider later that evening, and if it did so, then the merger agreement and all auxiliary documents still had to be finalized overnight. The Grubb & Ellis Board of Directors concluded its meeting by agreeing to meet again via telephone conference the following morning to receive a further update.

Later on the evening of May 21, 2007, the NNN Realty Advisors Board of Directors met in person or telephonically to further consider and act upon the proposed merger with Grubb & Ellis. Prior to the meeting, the NNN Realty Advisors Board of Directors received various materials, including a substantially final draft of the merger agreement. At the meeting, Lehman Brothers delivered an oral opinion as to the fairness of the exchange ratio (which was subsequently confirmed in writing), from a financial point of view, offered to the stockholders of NNN Realty Advisors. A thorough discussion of the transaction by the board followed. At the conclusion of this discussion, the NNN Realty Advisors Board of Directors approved the merger and the merger agreement, resolved to recommend these and related matters to the stockholders of NNN Realty Advisors for their approval, and authorized management of NNN Realty Advisors to take certain actions to bring the transaction negotiations to a conclusion.

On the morning of May 22, 2007, the Grubb & Ellis Board of Directors convened a telephonic meeting. The Grubb & Ellis Board of Directors was advised that the NNN Realty Advisors Board of Directors had approved the merger and the merger agreement the evening before, and had also received a presentation from its financial advisor, Lehman Brothers. The members of the Grubb Ellis Board of Directors then turned to the final version of the merger agreement that had been provided to them, along with other materials relating to the financial analyses prepared by JMP Securities. Representatives of JMP Securities and Zukerman Gore & Brandeis, LLP participated in the meeting and Zukerman Gore & Brandeis, LLP noted that the final merger agreement did not differ substantially from the merger agreement that had been distributed and extensively reviewed with the Grubb & Ellis Board of Directors the evening before. As such, Zukerman, Gore & Brandeis, LLP briefly reviewed the principal terms and conditions of the final merger agreement, and material changes from the draft of the merger agreement distributed the evening before, and confirmed that the board did not have any further questions. Representatives of JMP Securities then reviewed the financial aspects of the contemplated merger, going over with the board of directors its financial analysis that it had distributed to the board of directors prior to the meeting. At the conclusion of its presentation, and after answering questions, JMP Securities rendered its oral fairness opinion, which was subsequently confirmed in writing to the Grubb & Ellis Board of Directors, that, as of May 22, 2007 and based upon the assumptions made, matters considered and limits of review set forth in such written opinion, the exchange ratio pursuant to the definitive merger agreement is fair from a financial point of view to the stockholders of Grubb & Ellis.

After further discussion of the contemplated transaction with NNN Realty Advisors, the Grubb & Ellis Board of Directors by unanimous vote of the directors voting on the matter approved the merger and the entering into of the definitive merger agreement and all ancillary documents (Mark Rose, the Chief Executive Officer of Grubb & Ellis, because of a potential conflict of interest resulting from the terms of his employment with Grubb & Ellis, abstained, and R. David Anacker was unable to attend the call, due to a serious illness). Immediately following the telephonic meeting, on May 22, 2007, Grubb & Ellis and NNN Realty Advisors executed the merger agreement and Grubb & Ellis contacted the NYSE to halt trading of its common stock pending an announcement of a material transaction. Later in the day, Grubb & Ellis and NNN Realty Advisors issued a joint press release announcing the proposed merger and trading of Grubb & Ellis common stock on the NYSE resumed thereafter.

Rationale for the Merger

Grubb & Ellis and NNN Realty Advisors each have a long history of being managed with a goal of enhancing stockholder value. While Grubb & Ellis and NNN Realty Advisors believe that they have growth prospects for the near- and long-term as stand-alone entities, both companies believe that the combination of their companies represents the logical and timely evolution of each company within the commercial real estate services industry. The merger, by virtue of its cross-selling opportunities, is expected to yield benefits to the business of Grubb & Ellis, through access to NNN Realty Advisors’ commercial real estate investment programs, and to the business of NNN Realty Advisors, through access to Grubb & Ellis’ national commercial real estate brokerage sales force and management services network. The companies anticipate increasing NNN

Realty Advisors’ commercial real estate investment programs and expanding the multitude of services NNN Realty Advisors is able to provide to its clients.

The merger satisfies the interest both companies had in implementing business and strategic initiatives to improve their prospects, maximize shareholder value and compete in an industry that is undergoing increasing consolidation. The merger creates a company with a complete complement of service offerings that neither company alone offered. The merger allows the two companies to better leverage and strengthen their platforms as together they build a comprehensive national network in the commercial real estate transaction services, management services and investment programs segments.

This transaction creates a real estate services company with significant growth potential for stockholders and employees. It is also expected to drive substantial value for stockholders of both companies by achieving significant anticipated benefits to be derived from the merger and the creation of a compelling platform from which to accelerate growth.

Grubb & Ellis and NNN Realty Advisors anticipate that the combined company will be positioned to utilize these advantages and enhance stockholder value as a result of the following:

•	strategic benefits; and

•	financial benefits.

Strategic Benefits.  There are a number of reasons that Grubb & Ellis and NNN Realty Advisors believe the merger represents each company’s logical evolution within the commercial real estate services industry, including the fact that it combines NNN Realty Advisors’ expertise as a sponsor of commercial real estate investment programs with Grubb & Ellis’ expertise as one of the industry’s most recognized full-service commercial real estate services organizations. The merger is expected to benefit stockholders by creating a diversified commercial real estate services business providing a complete range of transaction, management, consulting and investor program services, and possessing a platform for continued growth. Grubb & Ellis and NNN Realty Advisors believe that the combination of the two companies will be accretive in the first full year of operations subsequent to closing and will generate cash flow to fuel long term growth. By combining these two companies, Grubb & Ellis and NNN Realty Advisors will create a broad-based commercial real estate services company. The combined entity will have a mix of diversified earnings with minimal leverage on the balance sheet, positioned for growth, both domestically and internationally, consistent with the stated strategic focus of Grubb & Ellis and NNN Realty Advisors.

The merger will combine Grubb & Ellis’ and NNN Realty Advisors’ operations and their respective assets and employees and permit the combined company to achieve a more comprehensive and vertical business in terms of both its real estate investment programs and transaction and management services. Grubb & Ellis and NNN Realty Advisors both believe that the combined company will successfully pair Grubb & Ellis’ access to nationwide properties and clients with NNN Realty Advisors’ property portfolios and investment programs, as well as pair NNN Realty Advisors’ property portfolios and investment programs with Grubb & Ellis’ transaction and management services. By combining the companies’ complementary businesses and providing them with access to advanced services and capabilities, the combined company will have more opportunities to improve its business than would be available to either company individually.

Financial Benefits.  Combined pro forma revenues for Grubb & Ellis and NNN Realty Advisors would have been approximately $623.3 million based on the year ended December 31, 2006. Thus, Grubb & Ellis and NNN Realty Advisors believe the combined company will have the size and financial stability to capitalize on anticipated growth opportunities. The merger is expected to further strengthen the mix of revenue sources.

Grubb & Ellis Reasons for the Merger

In approving the transaction and making these recommendations, the Grubb & Ellis Board of Directors consulted with Grubb & Ellis’ management, as well as its outside legal counsel and financial advisors, and it carefully considered the following factors:

Strategic Rationale.  The fact that the merger is a merger of companies with complementary operations and capabilities providing increased scale, a strong financial base and a diversified services portfolio necessary to increase stockholder value, and enhance value to Grubb & Ellis. Specifically, it is anticipated that the merger would allow the combined company to:

•	utilize the strategic benefits such as cross-selling opportunities and growth opportunities expected to be available to the combined company as described above under “— Rationale for the Merger” beginning on page 99;

•	benefit from Grubb & Ellis’ and NNN Realty Advisors’ business, assets, capital structure, financial performance and condition and prospects and the compatibility of the two companies’ operations and their opportunities for revenue growth;

•	compete within the current commercial real estate services industry, considering economic and market conditions, including the dynamic pace of change in the industry, and the increasing trend towards consolidation; and

•	enhance the strategic position of the combined company, which combines Grubb & Ellis’ and NNN Realty Advisors’ complementary businesses, and create a broader company with enhanced operational and financial flexibility and increased opportunity for growth.

Strategic Alternatives.  The strategic alternatives to the merger available to Grubb & Ellis, including remaining a stand-alone entity, pursuing an acquisition of, or a business combination or joint venture with, an entity other than NNN Realty Advisors or a joint venture with NNN Realty Advisors, and the Grubb & Ellis Board of Directors’ conclusion that a merger with NNN Realty Advisors is more feasible, and is expected to yield greater benefits, than the likely alternatives. The Grubb & Ellis Board of Directors reached this conclusion for reasons including NNN Realty Advisors’ interest in pursuing a transaction with Grubb & Ellis, the Grubb & Ellis Board of Directors’ view that the transaction could be acceptably completed from a timing and regulatory standpoint, and the Grubb & Ellis Board of Directors’ assessment of the alternatives and the expected benefits of the merger and compatibility of the companies, as described above under “Strategic Rationale”.

Financial Rationale

•	The current and historical prices and trading information with respect to Grubb & Ellis’ common stock and the value of NNN Realty Advisors’ common stock, which assisted the Grubb & Ellis Board of Directors in its conclusion that the merger was fairly priced.

•	The exchange ratio was determined by arms-length negotiations between Grubb & Ellis and NNN Realty Advisors based upon each company’s assessment of their relative values.

•	The fact that Grubb & Ellis stockholders would hold approximately 41% of the outstanding shares of the combined company after the merger while contributing 28.4% and 21.0% of the combined company’s estimated EBITDA and net income, respectively, in calendar year 2007, excluding non-recurring items.

•	The transaction is $0.50 per share and $0.40 per share accretive to Grubb & Ellis’ estimated EBITDA and net income, respectively, for calendar year 2007, excluding non-recurring items, the potential realization of cost savings and revenue synergies.

Governance Considerations.  The fact that, upon completion of the merger, C. Michael Kojaian, the current chairman of Grubb & Ellis, will become a director of the combined company and is expected to remain in that position until at least the third annual meeting after the effective time of the merger, and

Robert McLaughlin and Rodger Young, current members of the board of Grubb & Ellis, will both be members of the Compensation Committee of the combined company and Robert McLaughlin will be the Chairman of the Audit Committee of the combined company and Rodger Young will be Chairman of the Corporate Governance and Nominating Committee of the combined company. In addition, upon completion of the merger, Anthony W. Thompson, the current chairman of the board of NNN Realty Advisors, will become the chairman of the board of directors of the combined company, and Scott D. Peters, NNN Realty Advisors’ current Chief Executive Officer and President, will become Chief Executive Officer, and join the board of directors, of the combined company.

Opinion of Financial Advisor.  The analyses and presentations prepared by JMP Securities and its opinion, dated as of May 22, 2007, that, as of that date based upon the assumptions made, procedures followed, matters considered and qualifications and limitations on the review set forth in its opinion, as of that date the exchange ratio provided for in the merger was fair from a financial point of view to Grubb & Ellis. JMP Securities opinion dated May 22, 2007 is described in detail below under the heading “— Opinion of Financial Advisor to the Grubb & Ellis Board of Directors” beginning on page 103.

Due Diligence.  The results of Grubb & Ellis’ due diligence review of NNN Realty Advisors.

The Grubb & Ellis Board of Directors weighed the aforementioned material factors against a number of other factors identified in its deliberations that weighed negatively against the merger, including, without limitation, the following material factors:

•	the terms and conditions of the merger agreement, which include restrictions on the conduct of Grubb & Ellis’ and NNN Realty Advisors’ respective businesses pending closing but which permit each of Grubb & Ellis and NNN Realty Advisors generally to conduct its business in the ordinary course during that period (see “The Merger Agreement” beginning on page 181);

•	the potential effect of the terms of the merger agreement on possible third party proposals to acquire Grubb & Ellis after execution of the merger agreement;

•	that while the termination payment provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination with Grubb & Ellis, these provisions would not preclude bona fide alternative proposals, and that the size of the termination fee was reasonable in light of the size and benefits of the transaction and not preclusive of a superior transaction, if one were to emerge;

•	the challenges of combining the businesses of two corporations of this size and the attendant risks of not achieving the expected strategic benefits, cost savings, other financial and operating benefits or improvement in earnings, and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

•	that, while the merger is likely to be completed, there are risks associated with obtaining necessary approvals on terms that satisfy closing conditions to the respective parties’ obligations to complete the merger, and, as a result of certain conditions to the completion of the merger, it is possible that the merger may not be completed even if approved by stockholders (see “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 190);

•	the additional potential problems and costs, including transaction costs associated with the merger;

•	the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on Grubb & Ellis as a stand-alone company because of such failure or delay; and

•	the other risks described in “Risk Factors” beginning on page 16.

In view of the number and wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Grubb & Ellis Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In addition, the Grubb & Ellis Board of Directors did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the Grubb & Ellis Board of Directors’ ultimate determination or assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including through discussions with and questioning of Grubb & Ellis’ management and management’s analysis of the proposed merger based on information received from Grubb & Ellis’ legal, financial and accounting advisors. In considering the factors described above, individual members of the Grubb & Ellis Board of Directors may have given different weight to different factors.

In considering the recommendation of the Grubb & Ellis Board of Directors with respect to the proposals to amend the Grubb & Ellis charter, issue shares of Grubb & Ellis common stock in the merger and elect the proposed board of directors, Grubb & Ellis stockholders should be aware that certain Grubb & Ellis directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of Grubb & Ellis stockholders generally. See “Interests of Grubb & Ellis Executive Officers and Directors in the Merger” beginning on page 112.

The Grubb & Ellis Board of Directors considered all these factors together and, on the whole, thought them to be favorable to, and to support, its determination to recommend approval by Grubb & Ellis stockholders of the proposals necessary to complete the merger.

Recommendations of the Grubb & Ellis Board of Directors

At the May 22, 2007 meeting of the Board of Directors of Grubb & Ellis, after due consideration with Grubb & Ellis’ management and Grubb & Ellis’ legal and financial advisors, the Grubb & Ellis Board of Directors determined, by unanimous vote of the directors voting on the matter, that the merger agreement, and the transactions contemplated therein, including the issuance of Grubb & Ellis common stock in the merger, the amendments to the Grubb & Ellis charter and the election of the proposed board of directors, are advisable and in the best interests of Grubb & Ellis and the Grubb & Ellis stockholders. Accordingly, the Grubb & Ellis Board of Directors, by unanimous vote of the directors voting on the matter, recommends to its stockholders that they vote “FOR” the proposal to amend the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis common stock, “FOR” the proposal to amend the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis preferred stock, “FOR” the proposal to amend the Grubb & Ellis charter to provide for a classified board of directors, “FOR” the election of the proposed board of directors, “FOR” the proposal to issue shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger and “FOR” the adjournment or postponement of the Grubb & Ellis special meeting, including if necessary, to solicit additional proxies in favor of the proposals.

Opinion of Financial Advisor to the Grubb & Ellis Board of Directors

On November 15, 2006, JMP Securities was retained as exclusive financial advisor to the Grubb & Ellis board of directors in connection with exploring strategic opportunities to maximize stockholder value.

On May 22, 2007, at a meeting of the Grubb & Ellis Board of Directors held to evaluate the proposed merger, JMP Securities delivered to the Grubb & Ellis Board of Directors an oral opinion, which opinion was confirmed subsequently by delivery of a written opinion dated May 22, 2007, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in each such opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Grubb & Ellis.

JMP Securities’ opinion dated May 22, 2007, the full text of which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by JMP Securities, is attached to this document as Annex C, and is incorporated into this document by reference. JMP Securities’ opinion was directed only to the fairness to Grubb & Ellis, from a financial point of view, of the exchange ratio provided for in the merger and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Grubb & Ellis or Grubb & Ellis’ underlying business decision to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. Holders of Grubb & Ellis common stock are encouraged to read the opinion carefully in its entirety. The summary of JMP Securities’ opinion described below is qualified in its entirety by reference to the full text of the opinion.

Opinion of JMP Securities LLC

JMP Securities has acted as Grubb & Ellis’ financial advisor in connection with the merger. JMP Securities was requested to act as a financial advisor to Grubb & Ellis in November 2006 to explore strategic alternatives for Grubb & Ellis and was formally engaged pursuant to a letter agreement dated November 15, 2006. In connection with JMP Securities’ engagement, the Grubb & Ellis Board of Directors requested that JMP Securities render an opinion to the Grubb & Ellis Board of Directors as to the fairness, from a financial point of view, of the exchange ratio to Grubb & Ellis. At the meeting of the Grubb & Ellis Board of Directors on May 22, 2007, JMP Securities rendered its oral opinion, which was subsequently confirmed in writing dated as of the same date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, which are described below, the exchange ratio was fair, from a financial point of view, to Grubb & Ellis.

The full text of JMP Securities’ written opinion, dated May 22, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in connection with its opinion, is attached as Annex C to this document and is incorporated by reference into this document. The summary of JMP Securities’ fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Stockholders should read the opinion carefully and in its entirety.

JMP Securities’ opinion is addressed to the board of directors of Grubb & Ellis, and addresses only the fairness, from a financial point of view, of the exchange ratio to Grubb & Ellis. JMP Securities’ opinion does not address the underlying decision by Grubb & Ellis to engage in the merger and does not constitute a recommendation to any stockholder of Grubb & Ellis, NNN Realty Advisors or any other person as to how such person should vote or act on any matter relating to the proposed merger.

Summary of JMP Securities’ May 22, 2007 Fairness Opinion

Overview

Pursuant to an engagement letter dated November 15, 2006, Grubb & Ellis’ board of directors engaged JMP Securities to act as its financial advisor to assist Grubb & Ellis in exploring opportunities for maximizing shareholder value, which may have included the sale or merger of Grubb & Ellis. In selecting JMP Securities, Grubb & Ellis’ board of directors considered, among other things, the fact that JMP Securities is a nationally recognized investment banking and advisory firm and a subsidiary of JMP Group Inc. JMP Securities, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their equity securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

At the May 22, 2007 meeting of Grubb & Ellis’ board of directors, JMP Securities rendered its opinion to Grubb & Ellis’ board of directors, that as of May 22, 2007, and subject to and based on the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, in its opinion, the 0.88 to 1 exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Grubb & Ellis stockholders.

The full text of JMP Securities’ opinion, dated May 22, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, is attached as Annex C to this joint proxy statement/prospectus. Stockholders are urged to, and should, read the opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the opinion.

JMP Securities’ opinion is directed to Grubb & Ellis’ board of directors and does not address the merits of the underlying decision by Grubb & Ellis to enter into the merger agreement and does not and shall not constitute a recommendation to any holders of Grubb & Ellis common stock as to how they should vote in connection with the merger.

Although JMP Securities evaluated the fairness of the exchange ratio, from a financial point of view, to the stockholders of Grubb & Ellis, the exchange ratio itself was determined by Grubb & Ellis and NNN Realty Advisors through arms-length negotiations. Grubb & Ellis did not provide specific instructions to, or place any limitations on, JMP Securities with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In connection with rendering its opinion, JMP Securities, among other things:

•	reviewed the merger agreement, including the financial terms of the merger agreement;

•	reviewed Annual Reports to Shareholders and Annual Reports on Form 10-K for Grubb & Ellis for the three years ended June 30, 2006;

•	reviewed the Form S-1 for NNN Realty Advisors dated May 7, 2007;

•	reviewed the Offering Memorandum associated with the 144A equity offering for NNN Realty Advisors, dated November 10, 2006;

•	reviewed the Annual Report on Form 10-K for certain of NNN Realty Advisors’ sponsored REITs for the year ended December 31, 2006;

•	reviewed certain interim reports to shareholders and Quarterly Reports on Form 10-Q for Grubb & Ellis;

•	reviewed certain business, financial, and other information regarding each of Grubb & Ellis and NNN Realty Advisors that was publicly available;

•	reviewed certain business, financial, and other information regarding Grubb & Ellis (and the combined company following the merger) and its prospects, including financial forecasts, which were furnished to JMP Securities by Grubb & Ellis’ management, and discussed the business and prospects of Grubb & Ellis (and the combined company following the merger) with Grubb & Ellis’ management;

•	reviewed certain business, financial, and other information regarding NNN Realty Advisors and its prospects, including financial forecasts, which were furnished to it by the management of NNN Realty Advisors, and discussed the business and prospects of NNN Realty Advisors and the combined company following the merger with the managements of Grubb & Ellis and NNN Realty Advisors;

•	participated in discussions and negotiations among representatives of Grubb & Ellis and NNN Realty Advisors and their financial and legal advisors;

•	reviewed the reported prices and trading activity of Grubb & Ellis common stock;

•	compared certain publicly available business, financial, and other information regarding each of Grubb & Ellis and NNN Realty Advisors with similar information regarding certain other publicly traded companies that it deemed relevant;

•	compared the proposed financial terms of the merger agreement with the financial terms of certain other business combinations and transactions that it deemed relevant;

•	reviewed the potential pro forma impact of the merger on Grubb & Ellis’ financial statements; and

•	considered other information such as financial studies, analyses, and investigations as well as financial and economic and market criteria that it deemed relevant.

In connection with its review, JMP Securities relied upon the accuracy and completeness of the foregoing financial and other information, and did not assume any responsibility for any independent verification of such information. JMP Securities also assumed the accuracy and completeness of the financial forecasts provided by Grubb & Ellis and NNN Realty Advisors for purposes of its opinion. With respect to the financial forecasts, JMP Securities assumed that the estimates and judgments expressed by management of each of

Grubb & Ellis and NNN Realty Advisors in such forecasts were reasonably formulated and that they were the best currently available estimates and judgments of the respective managements of each of Grubb & Ellis and NNN Realty Advisors regarding the anticipated future financial performance, in the case of Grubb & Ellis, Grubb & Ellis, in the case of NNN Realty Advisors, NNN Realty Advisors and, in the case of the combined company following the merger, Grubb & Ellis and NNN Realty Advisors, and that such combined company forecasts will be realized in the amount and timeframes contemplated thereby. JMP Securities assumes no responsibility for and expressed no view as to any such forecasts or the assumptions upon which they are based. In arriving at its opinion, JMP Securities did not prepare or obtain any independent evaluations or appraisals of the assets or liabilities of either Grubb & Ellis or NNN Realty Advisors nor was JMP Securities provided with any such evaluations or appraisals.

In rendering its opinion, JMP Securities assumed that the merger will be consummated on the terms described in the merger agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third-party consents or approvals, no restrictions will be imposed that will have an adverse effect on the merger, Grubb & Ellis or other actions contemplated by the merger agreement in any respect meaningful to JMP Securities’ opinion. JMP Securities’ opinion was necessarily based on economic, market, financial and other conditions and the information made available to JMP Securities’ as of May 22, 2007.

As noted above, JMP Securities’ opinion did not address the merits of the underlying decision by Grubb & Ellis to enter into the merger agreement. In addition, the opinion did not and shall not constitute a recommendation to any holders of Grubb & Ellis common stock as to how they should vote in connection with the merger. In addition, JMP Securities did not express any opinion with respect to the prices at which Grubb & Ellis’ common stock will trade at any time.

In rendering its opinion, JMP Securities reviewed and considered other factors, including a review of Grubb & Ellis common stock trading data. Using the closing price for Grubb & Ellis common shares, JMP Securities reviewed such prices over a 12 and 36-month period ending May 21, 2007. JMP Securities noted that the trading range per share for Grubb & Ellis common stock over the 12-month period examined was between $8.09 and $12.19, and the trading range per share for Grubb & Ellis common stock over the 36-month period examined was between $0.99 and $14.50. JMP Securities also reviewed the volume weighted average price for the 12-month period ending May 21, 2007, and noted that the volume weighted average price per share was $10.43.

The following summaries of JMP Securities’ financial analyses present some information in tabular format. In order to fully understand the financial analyses used by JMP Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying JMP Securities’ opinion. Although each analysis was provided to the Grubb & Ellis Board of Directors, in connection with arriving at its opinion, JMP Securities considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below.

Grubb & Ellis Analysis

Comparable Companies Analysis.  Using publicly available information, including estimated Earnings Before Interest, Taxes, Depreciation and Amortization or EBITDA, and Earnings per Share, EPS, for the twelve month periods ending December 31, 2007 and 2008 published by Thomson Financial Services and JMP Securities Equity Research estimates, JMP Securities analyzed certain trading multiples of selected publicly traded real estate services companies that it believed were reasonably comparable to Grubb & Ellis. These companies included the following:

•	CB Richard Ellis Group, Inc.; and

•	Jones Lang LaSalle Incorporated.

For each of the comparable companies, JMP Securities calculated the multiples of Enterprise Value-to-EBITDA of its estimated EBITDA for the twelve month periods ending December 31, 2007 and 2008, using estimates described above, based on the closing share prices as of May 21, 2007. JMP Securities calculated the high and low trading multiples for the comparable companies and applied these multiples to management’s estimates of EBITDA before non-recurring items for Grubb & Ellis for the twelve month periods ending December 31, 2007 and 2008, which resulted in the following range of implied prices for each share of Grubb & Ellis common stock:

	2007E EBITDA		Implied Grubb & Ellis	2008E EBITDA		Implied Grubb & Ellis
	Multiple		Stock Price	Multiple		Stock Price

High:	13.8	x	$13.96	12.2	x	$16.14
Low:	11.9	x	$11.85	10.9	x	$14.32

In addition, for each of the comparable companies, JMP Securities calculated the multiples of Equity Market Price-to-EPS estimates, using estimates described above, based on the closing share prices as of May 21, 2007. JMP Securities calculated the high and low trading multiples for the comparable companies and applied these multiples to management’s estimates for EPS for the twelve month periods ending December 31, 2007 and 2008 for Grubb & Ellis, which resulted in the following range of implied prices for each share of Grubb & Ellis common stock:

	2007E EPS		Implied Grubb & Ellis	2008E EPS		Implied Grubb & Ellis
	Multiple		Stock Price	Multiple		Stock Price

High:	20.6	x	$9.12	18.0	x	$12.61
Low:	18.9	x	$8.36	15.7	x	$10.99

None of the companies utilized in the above analyses for comparative purposes is identical to Grubb & Ellis. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies as well as the potential trading value of Grubb & Ellis.

Precedent Transactions Analysis.  Using publicly available information, JMP Securities examined selected transactions involving several real estate services companies. The selected precedent transactions included the following:

Date Effective	Acquiror	Target

3/30/07	Apollo Management, L.P.	Realogy Corporation
2/01/07	IFIL Group	Cushman & Wakefield
12/20/06	CB Richard Ellis Group, Inc.	Trammell Crow Company
7/20/06	United Group Limited	Equis Corporation
1/18/06	Wells Fargo & Company (Eastdil Realty)	Secured Capital Corp
1/03/06	Jones Lang LaSalle Incorporated	Spaulding & Slye

JMP Securities reviewed each of the above transactions to determine the implied forward year EBITDA multiples defined as transaction value divided by the target company’s last twelve months’ EBITDA. JMP Securities reviewed certain publicly available information related to these transactions to calculate the high, low, mean and median multiples of last twelve months’ EBITDA. The implied last twelve months’ EBITDA multiples for the selected transactions ranged from 7.5x to 18.3x. Based on these comparable transactions, JMP Securities applied the range of implied last twelve months’ EBITDA multiples to Grubb & Ellis’ last twelve months’ EBITDA before non-recurring items, for the period ended March 31, 2007, to derive an implied range of enterprise values for Grubb & Ellis. JMP Securities then subtracted net debt to derive an implied range of equity values. Using this methodology, JMP Securities then divided the resulting range of equity values by the number of shares of common stock on a fully diluted basis. JMP Securities observed that the implied value per share of Grubb & Ellis common stock ranged from $4.71 to $13.75.

No transaction utilized in the selected comparable transactions is identical to the proposed merger in business model, timing or size, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning Grubb & Ellis’ financial and operating characteristics and other factors that would affect the acquisition value of companies to which Grubb & Ellis is being compared. In evaluating the precedent transactions, JMP Securities made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Grubb & Ellis’ control, such as the impact of competition on Grubb & Ellis and the industry generally, industry growth and the absence of any adverse material change in Grubb & Ellis’ financial condition and prospects or that of the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis.  JMP Securities performed a discounted cash flow analysis for Grubb & Ellis based upon Grubb & Ellis’ continuing operations, pursuant to the financial projections provided by management through 2011, as adjusted by JMP Securities to reflect conversations with management. JMP Securities calculated unlevered cash flows through 2011, defined as recurring earnings before interest and taxes, EBIT, less taxes, plus recurring depreciation and amortization, plus stock based compensation, less increases / (decreases) in working capital, less capital expenditures. JMP Securities calculated a range of terminal values by applying a range of multiples from 8.5x to 10.5x to 2011 estimated EBITDA. The cash flow streams and terminal values were then discounted back to December 31, 2006 using an estimated range of discount rates from 16.9% to 18.9%. JMP Securities derived a range of implied per share prices for Grubb & Ellis common stock based on the sum of the respective implied present value of Grubb & Ellis’ projected cash flows and the implied present value of Grubb & Ellis’ terminal value in 2011. Discount rates utilized in this analysis were derived from historical stock returns based on information published by Ibbotson Associates and EBITDA multiples were derived based upon current and historic trading levels of Grubb & Ellis common stock as well as precedent transaction multiples. This analysis resulted in the following range of implied prices for each share of Grubb & Ellis common stock:

Implied Grubb & Ellis
Stock Price

High:	$13.48
Low:	$10.21

NNN Realty Advisors Analysis

Comparable Companies Analysis.  Using publicly available information, including estimated EBITDA and EPS for the twelve month period ending December 31, 2007 and 2008 published by Thomson Financial Services and JMP Securities Equity Research estimates, JMP Securities analyzed certain trading multiples of selected publicly traded real estate services companies that it believed were reasonably comparable to NNN Realty Advisors. These companies included the following:

•	CB Richard Ellis Group, Inc.;

•	Cohen & Steers, Inc.;

•	Grubb & Ellis Company;

•	HFF, Inc.; and

•	Jones Lang LaSalle Incorporated.

For each of the comparable companies, JMP Securities calculated the multiples of Enterprise Value-to-EBITDA of its estimated EBITDA for the twelve month periods ending December 31, 2007 and 2008, using estimates described above, based on the closing share prices as of May 21, 2007. JMP Securities calculated the high and low trading multiples for the comparable companies and applied these multiples to management’s estimates of EBITDA before non-recurring items for the twelve month periods ending December 31, 2007 and

2008 for NNN Realty Advisors, which resulted in the following range of implied prices for each share of NNN Realty Advisors common stock:

	2007E EBITDA		Implied NNN	2008E EBITDA		Implied NNN
	Multiple		Stock Price	Multiple		Stock Price

High:	14.9	x	$22.75	12.4	x	$25.19
Low:	10.8	x	$15.61	8.5	x	$16.25

In addition, for each of the comparable companies, JMP Securities calculated the multiples of Equity Market Price-to-EPS estimates using estimates described above, based on the closing share prices as of May 21, 2007. JMP Securities calculated the high and low trading multiples for the comparable companies and applied these multiples to management’s estimates of EPS for the twelve month periods ending December 31, 2007 and 2008 for NNN Realty Advisors, which resulted in the following range of implied prices for each share of NNN Realty Advisors common stock:

	2007E EPS		Implied NNN	2008E EPS		Implied NNN
	Multiple		Stock Price	Multiple		Stock Price

High:	27.8	x	$28.42	23.7	x	$31.90
Low:	16.9	x	$17.28	14.1	x	$18.98

None of the companies utilized in the above analyses for comparative purposes is identical to NNN Realty Advisors. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies as well as the potential trading value of NNN Realty Advisors.

Precedent Transactions Analysis.  Using publicly available information, JMP Securities examined selected transactions involving several real estate services companies. The selected precedent transactions included the following:

Date Effective	Acquiror	Target

3/30/07	Apollo Management, L.P.	Realogy Corporation
2/01/07	IFIL Group	Cushman & Wakefield
12/20/06	CB Richard Ellis Group, Inc.	Trammell Crow Company
7/20/06	United Group Limited	Equis Corporation
1/18/06	Wells Fargo & Company (Eastdil Realty)	Secured Capital Corp
1/03/06	Jones Lang LaSalle Incorporated	Spaulding & Slye

JMP Securities reviewed each of the above transactions to determine the implied forward year EBITDA multiples defined as transaction value divided by the target company’s last twelve months’ EBITDA. JMP Securities reviewed certain publicly available information related to these transactions to calculate the high, low, mean and median multiples of last twelve months’ EBITDA. The implied last twelve months’ EBITDA multiples for the selected transactions ranged from 7.5x to 18.3x. Based on these comparable transactions, JMP Securities applied the range of implied last twelve months’ EBITDA multiples to NNN Realty Advisors’ twelve months’ EBITDA before non-recurring items, for the period ended December 31, 2006, to derive an implied range of enterprise values for NNN Realty Advisors. JMP Securities then subtracted net debt and minority interest to derive an implied range of equity values. Using this methodology, JMP Securities then divided the resulting range of equity values by the number of shares of common stock on a fully diluted basis. JMP Securities observed that the implied value per share of NNN Realty Advisors common stock ranged from $5.10 to $16.89.

No transaction utilized in the selected comparable transactions is identical to the proposed merger in business model, timing or size, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning NNN Realty Advisors’ financial and operating characteristics and other factors that would affect the acquisition value of companies to which NNN Realty Advisors is being compared. In evaluating the precedent transactions, JMP Securities made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond NNN Realty Advisors’ control, such as the impact of competition on NNN Realty Advisors and the industry generally, industry growth and the absence of any adverse material change in NNN Realty Advisors’ financial condition and prospects or that of the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis.  JMP Securities performed a discounted cash flow analysis for NNN Realty Advisors based upon NNN Realty Advisors’ continuing operations, pursuant to the financial projections provided by management through 2011, as adjusted by JMP Securities to reflect conversations with management. JMP Securities calculated unlevered cash flow through 2011, defined as EBIT, less taxes, plus depreciation and amortization, less increases / (decreases) in working capital, less capital expenditures. JMP Securities calculated a range of terminal values by applying a range of multiples from 8.5x to 10.5x to 2011 estimated EBITDA. The cash flow streams and terminal values were then discounted back to December 31, 2006 using an estimated range of discount rates from 12.8% to 14.8%. JMP Securities derived a range of implied per share prices for NNN Realty Advisors common stock based on the sum of the respective implied present value of NNN Realty Advisors’ projected cash flows and the implied present value of NNN Realty Advisors’ terminal value in 2011. Discount rates utilized in this analysis were derived from historical stock returns based on information published by Ibbotson Associates and EBITDA multiples were derived based upon precedent transaction multiples. This analysis resulted in the following range of implied prices for each share of NNN Realty Advisors common stock:

Implied NNN
Stock Price

High:	$15.85
Low:	$11.86

Combined Company Analysis

Contribution Analysis.  JMP Securities reviewed and analyzed management estimates for Grubb & Ellis and NNN Realty Advisors and compared the relative contributions to the combined company’s amounts for the twelve month periods ending December 31, 2007 and 2008. JMP Securities also compared the relative ownership interests of each company based upon the fully-diluted shares outstanding of each of Grubb & Ellis and NNN Realty Advisors as of May 21, 2006. The following table presents the results of this analysis:

	Contribution%
Forecasts Based on Grubb & Ellis and NNN Realty Advisors Management Estimates*	2007	2008

Revenue
Grubb & Ellis	73.3%	71.1%
NNN Realty Advisors	26.7%	28.9%
EBITDA
Grubb & Ellis	28.4%	28.0%
NNN Realty Advisors	71.6%	72.0%
Adjusted Net Income
Grubb & Ellis	21.0%	23.4%
NNN Realty Advisors	79.0%	76.6%

Ownership%
Ownership Interest
Grubb & Ellis	41.0%
NNN Realty Advisors	59.0%

*	Grubb & Ellis estimated EBITDA and net income exclude non-recurring items. NNN Realty Advisors’ management did not forecast any estimated non-recurring items.

Accretion/Dilution Analysis.  Using management estimates for Grubb & Ellis and NNN Realty Advisors, JMP Securities analyzed certain pro forma effects of the merger, including, among other things, the impact of the merger on EBITDA per share and EPS estimates for Grubb & Ellis for the twelve month periods ending December 31, 2007 and 2008. The pro forma accretion / dilution analysis implied that the merger would be accretive to Grubb & Ellis’ 2007 and 2008 estimated EBITDA per share and EPS after taking into account transaction costs and assuming that operating synergies, as estimated by NNN Realty Advisors’ management, of $13.0 million in 2007 and $18.5 million in 2008 were and were not achieved. The following table presents the results of this analysis:

	2007E		2008E
	($)	(%)	($)	(%)

Total per Share Accretion	$0.70	61.9%	$0.96	65.7%
EBITDA	$0.51	115.4%	$0.64	95.8%
EPS
Per Share Accretion Attributable to Assumed Synergies
EBITDA	$0.20	17.7%	$0.28	19.5%
EPS	$0.12	26.2%	$0.17	24.6%
Per Share Accretion Excluding Assumed Synergies
EBITDA	$0.50	44.3%	$0.67	46.2%
EPS	$0.40	89.2%	$0.48	71.2%

Additional Matters

The summary above does not purport to be a complete description of the analyses performed by JMP Securities, but describes the material elements of the analyses underlying its opinion dated May 22, 2007. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. JMP Securities believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion.

In performing its analyses, JMP Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Grubb & Ellis’ and NNN Realty Advisors’ control. No company, transaction or business used in the analyses described above is identical to Grubb & Ellis, NNN Realty Advisors or the merger. Any estimates contained in JMP Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of JMP Securities’ analysis of the fairness, from a financial point of view, of the exchange ratio pursuant to the terms of the merger agreement and were conducted in connection with the delivery by JMP Securities of its opinion dated May 22, 2007, to Grubb & Ellis’ board of directors. The merger consideration was determined through negotiations between Grubb & Ellis, NNN Realty Advisors, members of their respective senior management teams and respective advisors, and was approved by Grubb & Ellis’ board of directors. JMP Securities did not recommend any specific consideration to Grubb & Ellis or that any given consideration constituted the only appropriate consideration for the merger.

JMP Securities’ opinion was one of the many factors taken into consideration by Grubb & Ellis’ board of directors in making its determination to approve the merger. JMP Securities’ analyses summarized above should not be viewed as determinative of the opinion of Grubb & Ellis’ board of directors with respect to Grubb & Ellis’ value or of whether Grubb & Ellis’ board of directors would have been willing to agree to a different form of consideration.

JMP Securities and its affiliates have, in the past, had or currently have other relationships with Grubb & Ellis. In the ordinary course of its trading, brokerage, investment management and financing activities, JMP Securities or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in equity securities of Grubb & Ellis. JMP

Securities and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, investment banking services to Grubb & Ellis and have received fees for the rendering of such services. In addition, JMP Securities currently, and in the future may, provide similar or other banking and financial services to, and maintain its relationship with, Grubb & Ellis. Additionally, in the ordinary course of its business, JMP Securities may trade in the securities of Grubb & Ellis and its respective affiliates for its own account and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities.

As noted above, pursuant to an engagement letter agreement dated November 15, 2006, Grubb & Ellis’ board of directors engaged JMP Securities as its exclusive financial advisor to assist Grubb & Ellis in exploring opportunities for maximizing shareholder value, which may have included the sale or merger of Grubb & Ellis. Pursuant to the terms of the agreement, Grubb & Ellis agreed to pay JMP Securities fees consisting of:

•	a retainer fee of $150,000, payable upon execution of the engagement letter;

•	an opinion fee of $250,000 payable upon delivery of a fairness opinion; and

•	a transaction fee of $4.0 million, contingent upon the consummation of the merger, against which the retainer fee will be credited.

Grubb & Ellis has also agreed to reimburse JMP Securities for its expenses incurred in performing its services, including the fees and expenses of JMP Securities’ counsel and to indemnify JMP Securities and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling JMP Securities or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of JMP Securities’ engagement and any related transactions.

Interests of Grubb & Ellis Executive Officers and Directors in the Merger

In considering the recommendation of the Grubb & Ellis Board of Directors with respect to the merger, Grubb & Ellis stockholders should be aware that executive officers of Grubb & Ellis and members of the Grubb & Ellis Board of Directors may have interests in the transactions contemplated by the merger agreement that are different than, or in addition to, the interests of the Grubb & Ellis stockholders generally. The Grubb & Ellis Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation. These interests are summarized below.

Board and Committee Composition of the Combined Company

Certain members of Grubb & Ellis Board of Directors will continue as directors of the combined company. At the effective time of the merger, the Grubb & Ellis Board of Directors will be increased to nine members which will include six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis. Anthony W. Thompson, Founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board. C. Michael Kojaian, currently Chairman of the board of directors of Grubb & Ellis, will remain on the board of directors of Grubb & Ellis and each of Robert McLaughlin and Rodger Young, current member of the board of directors of Grubb & Ellis, will remain on the Board of the combined company. Scott D. Peters, President and Chief Executive Officer of NNN Realty Advisors will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of Grubb & Ellis. For more information on the board of directors and Management following the merger, see “Board of Directors and Management of Grubb & Ellis Following the Merger-Grubb & Ellis Board at Effective Time.”

Executive Officers

In the event that certain executive officers are no longer employed by the combined company upon the effective time of the merger, such executive officers will be entitled to change of control payments. For a discussion of change of control payments to certain Grubb & Ellis executive officers expected as a result of the merger, see “— Agreements with Executive Officers following the Merger.”

NNN Realty Advisors Reasons for the Merger

The NNN Realty Advisors Board of Directors approved the merger agreement and the transactions contemplated by it. In evaluating the merger, the NNN Realty Advisors Board of Directors consulted with NNN Realty Advisors’ management, as well as with NNN Realty Advisors’ legal and financial advisors. In reaching its conclusion to approve the merger agreement and the merger transactions, the NNN Realty Advisors Board of Directors considered a variety of factors weighing favorably towards the merger, including, without limitation, the material factors listed below:

Strategic Rationale.  The fact that the merger is a merger of companies with complementary operations and capabilities providing increased scale, a strong financial base and a diversified services portfolio necessary to increase stockholder value, enhance value to the customers and increase cost efficiencies. Specifically, it is anticipated that the merger would allow the combined company to:

•	capitalize on NNN Realty Advisors’ expertise in asset management and on Grubb & Ellis’ expertise in transaction and property management services;

•	achieve a financial base and scale by increasing the property and asset management portfolio;

•	create a stable, viable long-term growth platform;

•	diversify income streams away from TIC and non-traded REIT transactions;

•	develop an international platform through expanding existing business lines to develop relationships with international clients;

•	improve synergies through scalability of the property management business and cross-selling opportunities from the brokerage platform; and

•	realize significant benefit from utilizing the Grubb & Ellis brand name and well established brokerage network to drive value through NNN Realty Advisors’ TIC programs and non-traded REIT programs and other investment programs.

Strategic Alternatives.  The strategic alternatives to the merger available to NNN Realty Advisors, including remaining a stand-alone entity, becoming a public company pursuant to the merger with Grubb & Ellis and pursuing acquisitions of strategic assets and alternative acquisition candidates, and the determination of the NNN Realty Advisors Board of Directors that a merger with Grubb & Ellis is expected to yield greater strategic benefits than other reasonably likely alternatives because of the factors described above in “Strategic Rationale”.

Financial Rationale

•	The expected merger benefits in anticipated synergies primarily from increased operating efficiencies. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 42 and 16, respectively.

•	The financial performance and condition, business operations and prospects of each of NNN Realty Advisors, Grubb & Ellis and the combined company.

•	NNN Realty Advisors stockholders will own approximately 59% of the combined company immediately after the effective time of the merger, which will allow NNN Realty Advisors stockholders to participate in all of the benefits of Grubb & Ellis, including future growth, brand recognition and expected synergies resulting from the merger.

•	The opportunity for NNN Realty Advisors stockholders to benefit from any increase in the trading of Grubb & Ellis common stock between the announcement of the merger and the closing of the merger based on the fixed exchange ratio of 0.88 a share of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock.

•	The expectation that the merger would allow the combined company to generate significant cash flows.

Governance Considerations

•	The fact that the board of directors of Grubb & Ellis after the merger will include six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis.

•	The fact that the Grubb & Ellis Board of Directors will consist of a classified board.

•	The fact that Anthony W. Thompson will become Chairman of the board of directors of Grubb & Ellis.

•	The fact that Scott D. Peters will become Chief Executive Officer and President, and a board member, of Grubb & Ellis.

•	The fact that Grubb & Ellis’ headquarters would be located in Santa Ana, California after the merger.

•	The management team to be drawn from both NNN Realty Advisors and Grubb & Ellis that will manage Grubb & Ellis.

Tax Considerations.  The ability to complete the merger as a tax-free reorganization for U.S. federal income tax purposes.

Opinion of Financial Advisor.  Lehman Brothers’ opinion, dated May 21, 2007, to NNN Realty Advisors’ board of directors as to the fairness, from a financial point of view, of the exchange ratio to be offered to the stockholders of NNN Realty Advisors in the merger, as more fully described in “— Opinion of Financial Advisor to NNN Realty Advisors” beginning on page 115.

Due Diligence.  The results of NNN Realty Advisors’ due diligence review of Grubb & Ellis.

The NNN Realty Advisors Board of Directors weighed the aforementioned material factors against a number of other factors identified in its deliberations that weighted negatively against the merger, including, without limitation, the following material factors:

•	the challenges inherent in the combination of two businesses of the size and scope of NNN Realty Advisors and Grubb & Ellis and the possible diversion of management attention for an extended period of time;

•	the risk of not capturing all of the anticipated synergies between NNN Realty Advisors and Grubb & Ellis relating to cross-selling efficiencies and the risk that other anticipated benefits of the merger might not be realized;

•	because the exchange ratio is fixed, in the event of a decrease in the price of Grubb & Ellis common stock between the date of execution of the merger agreement and the closing of the merger, NNN Realty Advisors stockholders may receive less value for their shares upon the closing of the merger than calculated pursuant to the exchange ratio on the date of execution of the merger agreement and on the date of the NNN Realty Advisors special meeting;

•	the limitations imposed in the merger agreement on the conduct by NNN Realty Advisors of its business and on the solicitation by NNN Realty Advisors of alternative business combinations prior to completion of the merger;

•	certain provisions of the merger agreement that could have the effect of discouraging proposals for alternative transactions involving NNN Realty Advisors, including:

•	the restrictions on NNN Realty Advisors’ ability to solicit proposals for alternative transactions involving NNN Realty Advisors; and

•	the requirement that NNN Realty Advisors pay a termination fee of $15.0 million to Grubb & Ellis if Grubb & Ellis terminates the merger agreement because the NNN Realty Advisors Board of Directors withdraws its recommendation of the merger or qualifies its recommendation in a manner adverse to Grubb & Ellis and the other circumstances under which the termination fee is payable by NNN Realty Advisors.

•	the prohibition in the merger agreement on the ability of the NNN Realty Advisors Board of Directors withdraw its recommendation of the merger or qualify its recommendation in a manner adverse to Grubb & Ellis other than in connection with NNN Realty Advisors’ receipt of a proposal for a superior alternative transaction involving NNN Realty Advisors;

•	the circumstances under which Grubb & Ellis may terminate the merger agreement, including if NNN Realty Advisors’ board of directors withdraws its recommendation of the merger or qualifies its recommendation in a manner adverse to Grubb & Ellis;

•	the conditions to the merger agreement requiring receipt of certain regulatory approvals and clearances (see “Regulatory and Other Approvals Required for the Merger” beginning on page 136);

•	the additional potential problems and costs, including transaction costs, associated with the merger;

•	the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on NNN Realty Advisors as a stand-alone company because of such failure or delay; and

•	the other risks described in “Risk Factors” beginning on page 16.

After consideration of these factors, the NNN Realty Advisors Board of Directors determined that these risks could be mitigated or managed by NNN Realty Advisors or Grubb & Ellis or by the combined company following the merger, were reasonably acceptable under the circumstances or, in light of the anticipated benefits, the risks were unlikely to have a materially adverse impact on the merger or on Grubb & Ellis following the merger, and that, overall, these risks were significantly outweighed by the potential benefits of the merger.

Although this discussion of the information and factors considered by the NNN Realty Advisors Board of Directors is believed to include the material factors considered by the NNN Realty Advisors Board of Directors, it is not intended to be exhaustive and may not include all of the factors considered by the NNN Realty Advisors Board of Directors. In reaching its determination to approve and recommend the merger and the merger agreement, the NNN Realty Advisors Board of Directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the merger agreement are advisable and in the best interests of NNN Realty Advisors and its stockholders. Rather, the NNN Realty Advisors Board of Directors based its position and recommendation on the totality of the information presented to and factors considered by it. In addition, individual members of the NNN Realty Advisors Board of Directors may have given differing weights to different factors.

In considering the recommendation of the NNN Realty Advisors Board of Directors with respect to the merger and the merger agreement, NNN Realty Advisors stockholders should be aware that certain NNN Realty Advisors directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of NNN Realty Advisors stockholders generally. See “— Interests of NNN Realty Advisors Executive Officers and Directors in the Merger” beginning on page 122.

Recommendations of the NNN Realty Advisors Board of Directors

The NNN Realty Advisors Board of Directors has unanimously determined that the merger agreement and the transactions contemplated by it, including the merger, are advisable and in the best interests of NNN Realty Advisors and the NNN Realty Advisors stockholders and unanimously recommends that the NNN Realty Advisors stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” the adjournment or postponement of the NNN Realty Advisors special meeting, including if necessary, to solicit additional proxies in favor of such adoption and approval.

Opinion of Financial Advisor to NNN Realty Advisors

NNN Realty Advisors has retained Lehman Brothers as its financial advisor in connection with the merger.

On May 21, 2007, at a meeting of the NNN Realty Advisors Board of Directors held to evaluate the proposed merger, Lehman Brothers delivered to the NNN Realty Advisors Board of Directors an oral opinion, which opinion was confirmed subsequently by delivery of a written opinion dated May 21, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in such opinions, the exchange ratio provided for in the merger to be offered to the holders of NNN Realty Advisors common stock was fair, from a financial point of view, to such holders of NNN Realty Advisors common stock.

Lehman Brothers’ opinion, the full text of which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Lehman Brothers, is attached to this document as Annex D, and is incorporated into this document by reference. Lehman Brothers’ opinion was directed only to the fairness, from a financial point of view, of the exchange ratio provided for in the merger and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to NNN Realty Advisors or NNN Realty Advisors’ underlying business decision to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. Holders of NNN Realty Advisors common stock are encouraged to read the opinion carefully in its entirety. The summary of Lehman Brothers’ opinion described below is qualified in its entirety by reference to the full text of the opinion.

Opinion of Lehman Brothers

Under an engagement letter dated May 17, 2007, NNN Realty Advisors retained Lehman Brothers to act as its financial advisor to assist in the merger of NNN Realty Advisors and Grubb & Ellis Company. On May 21, 2007, Lehman Brothers rendered its written opinion to the NNN Realty Advisors Board of Directors that as of such date and, based upon and subject to certain matters stated therein, from a financial point of view, the exchange ratio to be offered in the merger was fair to NNN Realty Advisors stockholders.

The full text of Lehman Brothers’ written opinion, dated May 21, 2007, is attached as Annex D to this joint proxy statement-prospectus. Stockholders are encouraged to read the opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of the Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its fairness opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Lehman Brothers’ advisory services and opinion were provided for the information and assistance of NNN Realty Advisors’ board of directors in connection with its consideration of the merger. Lehman Brothers’ opinion is not intended to be and does not constitute a recommendation to any stockholder of NNN Realty Advisors as to how such stockholder should vote in connection with the merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers’ opinion does not address, NNN Realty Advisors’ underlying business decision to proceed with or effect the merger.

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

(1) the merger agreement and the specific terms of the merger;

(2) publicly available information concerning NNN Realty Advisors and Grubb & Ellis that Lehman Brothers believed to be relevant to its analysis, including NNN Realty Advisors’ Registration Statement on Form S-1 filed on May 7, 2007 and Grubb & Ellis’ Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 and March 31, 2006;

(3) financial and operating information with respect to the business, operations and prospects of NNN Realty Advisors and Grubb & Ellis furnished to Lehman Brothers by NNN Realty Advisors and Grubb & Ellis, respectively, including (i) financial projections of NNN Realty Advisors prepared by management of NNN Realty Advisors and (ii) financial projections of Grubb & Ellis and estimated cost savings and operating synergies expected to result from the combination of the businesses of NNN Realty Advisors and Grubb & Ellis, each as prepared by the management of Grubb & Ellis;

(4) a trading history of the Grubb & Ellis common stock from June 10, 2004 to May 18, 2007 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

(5) a comparison of the historical financial results and present financial condition of NNN Realty Advisors and Grubb & Ellis with each other and with those of other companies that Lehman Brothers deemed relevant;

(6) a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

(7) the relative contributions of NNN Realty Advisors and Grubb & Ellis to the future financial position of the combined company on a pro forma basis;

(8) the potential pro forma impact of the proposed transaction on the future financial performance and capitalization of the combined company, including the effect on the combined company’s earnings per share and expected dividends;

(9) the fact that, pro forma for the merger, the stockholders of NNN Realty Advisors will own, in the aggregate, approximately 59% of the outstanding capital stock of the combined company; and

(10) the fact that, as a result of the merger, NNN Realty Advisors will not incur costs associated with NNN Realty Advisors’ existing contractual obligations to register certain of its outstanding common stock under the federal securities laws.

In addition, Lehman Brothers had discussions with the managements of NNN Realty Advisors and Grubb & Ellis concerning their respective businesses, operations, assets, financial conditions and prospects and have undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of NNN Realty Advisors and Grubb & Ellis that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of NNN Realty Advisors, upon advice of NNN Realty Advisors, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of NNN Realty Advisors as to the future financial performance of NNN Realty Advisors and that NNN Realty Advisors would perform substantially in accordance with such projections. With respect to the financial projections of Grubb & Ellis, including the expected cost savings and operating synergies, upon advice of Grubb & Ellis, Lehman Brothers has assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Grubb & Ellis as to the future financial performance of Grubb & Ellis. However, for purposes of its analysis, Lehman Brothers also considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of Grubb & Ellis, including the expected cost savings and operating synergies. Lehman Brothers discussed these adjusted projections and adjusted expected cost savings and operating synergies with the management of NNN Realty Advisors and they agreed with the appropriateness of the use of, and Lehman Brothers’ reliance upon, such adjusted projections and adjusted expected cost savings and operating synergies in performing its analysis. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of NNN Realty Advisors and did not make or obtain any evaluations or appraisals of the assets or liabilities of NNN Realty Advisors. Lehman Brothers’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. In addition, Lehman Brothers expressed no opinion as to the prices at which shares of Grubb & Ellis common stock would trade at any time following the announcement of the merger.

In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to NNN Realty Advisors or Grubb & Ellis, but rather made its determination as to the fairness, from a financial point of view, to NNN Realty Advisors stockholders of the exchange ratio to be offered in the merger on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NNN Realty Advisors and Grubb & Ellis. None of NNN Realty Advisors, Grubb & Ellis, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the NNN Realty Advisors Board of Directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers’ opinion.

Grubb & Ellis Historical Stock Trading Analysis

Lehman Brothers reviewed publicly available historical closing trading prices of Grubb & Ellis common stock for the 12-month period between May 18, 2006 and May 18, 2007. Lehman Brothers compared the average closing trading prices of Grubb & Ellis common stock during the 10-day, 30-day, 60-day, 90-day, and 180-day periods ending May 18, 2007, as well as the high and low closing share trading prices during the 52-week period ending May 18, 2007 to the Grubb & Ellis common stock closing price of $10.80 on May 18, 2007. The following table summarizes this review:

	Price per	Time Period/	Price per
Time Period/Trading Days	Share	Trading Days	Share

May 18, 2007	$10.80	180-Day Average	$10.81
10-Day Average	$11.51	52-Week High	$12.19
30-Day Average	$11.56	LTM Average	$10.38
60-Day Average	$11.36	LTM Median	$10.63
90-Day Average	$11.27	52-Week Low	$8.09

Lehman Brothers calculated a range of implied exchange ratios, based upon the 52-week trading range for Grubb & Ellis and the offer price for NNN Realty Advisors of $10.00 in the November 2006 Rule 144A private placement, of 0.82x to 1.24x. Lehman Brothers noted that the exchange ratio offered in the merger was within this range of implied exchange ratios.

Premia Paid Analysis

Lehman Brothers reviewed premia paid in selected transactions involving publicly traded real estate companies announced from January 1, 2005 to May 18, 2007. Lehman Brothers calculated the premium per share paid by the acquirer compared to the share price of the target company prevailing 1-day and 30-days prior to the announcement of the transaction, producing mean premia of 20.1% and 23.3%, respectively.

Lehman Brothers also calculated, among other things, the high and low premia paid in these selected transactions and applied these figures to the $10.00 share price from NNN Realty Advisors’ Rule 144A offering in November 2006 and the closing price of $10.80 of Grubb & Ellis common stock on May 18, 2007. The 144A offering price was selected for comparative purposes based upon a number of factors, including the fact that NNN Realty Advisors does not have a publicly traded security, that the 144A price was the result of a marketing process and that the process was completed on November 10, 2006. This analysis resulted in a range of implied share price of $10.82 to $14.10 for each share of NNN Realty Advisors common stock and a range of $11.69 to $15.22 for each Grubb & Ellis share of common stock:

Based on the analysis, Lehman Brothers calculated a range of implied exchange ratios based on the premia paid analysis ranging from 0.71x to 1.21x. Lehman Brothers noted that the exchange ratio offered in the merger was within this range of implied exchange ratios.

Because the market conditions, rationale and circumstances surrounding each of the transactions were specific to each transaction and because of the inherent differences between NNN Realty Advisors businesses, operations, financial condition and prospects and those of the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect NNN Realty Advisors’ acquisition values and those of such acquired companies.

NNN Realty Advisors Discounted Cash Flow Analysis

As part of its analysis, and in order to estimate the present value of the common stock of NNN Realty Advisors, Lehman Brothers prepared a discounted cash flow analysis for NNN Realty Advisors of after-tax unlevered cash flows for calendar years 2007 through 2010 based on NNN Realty Advisors management projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a selected discount rate. “Terminal value” refers to the value of all future cash flows from an asset at a particular point in time. Lehman Brothers performed the discounted cash flow analysis by adding the present value of NNN Realty Advisors’ projected after-tax unlevered cash flows for calendar years 2007 through 2010 to the present value of the terminal value of NNN Realty Advisors as of December 31, 2010.

Lehman Brothers estimated a range of terminal values in 2010 based upon a forward EBITDA multiple range of 5.0x to 7.0x, and also discounted the unlevered cash flow streams and the estimated terminal value to a present value at a range of discount rates from 15.5% to 17.5%. These ranges of forward EBITDA multiples and discount rates were based on business, financial and operating characteristics of NNN Realty Advisors, recognizing that there are no publicly traded companies that are directly comparable to NNN Realty Advisors. Relevant factors Lehman Brothers considered included the fact that the company is privately held, has a limited track record and that its financial performance is highly dependent on capital raising activities. Lehman Brothers calculated per share equity values by first determining a range of enterprise values of NNN Realty Advisors by adding the present values of the after-tax unlevered cash flows and terminal values for each EBITDA terminal multiple and discount rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash) and dividing those amounts by the number of fully diluted shares of NNN Realty Advisors.

Based on the projections and assumptions set forth above, the discounted cash flow analysis of NNN Realty Advisors yielded an implied valuation range of NNN Realty Advisors common stock of $14.81 to $19.28.

Grubb & Ellis Discounted Cash Flow Analysis

Lehman Brothers also prepared a discounted cash flow analysis for Grubb & Ellis of after-tax unlevered cash flows for calendar years 2007 through 2011 based on Grubb & Ellis management projections. Lehman Brothers performed the discounted cash flow analysis by adding the present value of Grubb & Ellis’ projected after-tax unlevered cash flows for calendar years 2007 through 2011 to the present value of the terminal value of Grubb & Ellis as of December 31, 2011 based on Grubb & Ellis estimates.

Lehman Brothers estimated a range of terminal values in 2011 based upon a forward EBITDA multiple range of 11.5x to 14.5x, and also discounted the unlevered cash flow streams and the estimated terminal value to a present value at a range of discount rates from 14.0% to 16.0%. These ranges of forward EBITDA multiples and discount rates were derived, in the case of forward EBITDA multiples, taking into account the range of implied forward EBITDA trading multiples for the comparable public companies listed in the “Comparable Companies Analysis”, discussed below, and, in the case of discount rates, taking into account Grubb & Ellis’ weighted average cost of capital. Lehman Brothers calculated per share equity values by first determining a range of enterprise values of Grubb & Ellis by adding the present values of the after-tax unlevered cash flows and terminal values for each EBITDA terminal multiple and discount rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash) and dividing those amounts by the number of fully diluted shares of Grubb & Ellis.

Based on the projections and assumptions set forth above, the discounted cash flow analysis of Grubb & Ellis yielded an implied valuation range of Grubb & Ellis common stock of $15.15 to $19.24.

Lehman Brothers then calculated a range of implied exchange ratios based on the discounted cash flow analyses described above ranging from 0.77x to 1.27x. Lehman Brothers noted that the exchange ratio offered in the merger was within this range of implied exchange ratios.

Grubb & Ellis Comparable Companies Analysis

In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to Grubb & Ellis with selected companies that Lehman Brothers deemed generally comparable to Grubb & Ellis, including:

•	HFF, Inc.

•	Jones Lang LaSalle Incorporated

•	CB Richard Ellis Group, Inc.

For each comparable company, Lehman Brothers reviewed, among other things, enterprise values of the selected companies, calculated as equity market value based on closing stock prices on May 18, 2007, plus debt, plus the liquidation preference amount of preferred shares, less cash, as a multiple of estimated EBITDA for calendar year 2007. Estimated financial data of the selected companies were based on publicly available financial information through the three months ended March 30, 2007 and publicly available research analysts’ estimates. Financial projections for Grubb & Ellis reflect Grubb & Ellis management’s expected financial performance, adjusted to reflect NNN Realty Advisors management assumptions with respect to such financial performance for the calendar year 2007.

Lehman Brothers calculated, among other things, the high and low EBITDA trading multiples for the selected companies and applied this range to Grubb & Ellis’ Adjusted EBITDA estimate for Grubb & Ellis’ 2007. This analysis resulted in the following range of implied share prices of $12.97 to $16.91 for each Grubb & Ellis common share:

	2007 EBITDA	Implied Grubb & Ellis
	Multiple	Common Share Price

High:	14.7x	$16.91
Low:	11.3x	$12.97

Lehman Brothers selected the comparable companies described above because their business and operating profiles are reasonably similar to that of Grubb & Ellis. However, because of the inherent differences between the businesses, operations and prospects of Grubb & Ellis and the businesses, operations and prospects of the selected comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Grubb & Ellis and the companies included in the comparable company analysis that would affect the public trading values of each.

Contribution Analysis

Lehman Brothers reviewed and analyzed management projections for expected relative contributions of NNN Realty Advisors and Grubb & Ellis to the estimated revenues, EBITDA, and net income of the combined company in calendar years 2007 and 2008, both with and without synergies. The following table presents the results of this analysis:

	Contribution%
	W/o Synergies	W/Synergies

Revenue — 2007
NNN Realty Advisors	26.8%	26.8%
Grubb & Ellis	73.2%	73.2%
Revenue — 2008
NNN Realty Advisors	29.5%	29.5%
Grubb & Ellis	70.5%	70.5%
EBITDA — 2007
NNN Realty Advisors	71.9%	71.2%
Grubb & Ellis	28.1%	28.8%
EBITDA — 2008
NNN Realty Advisors	76.3%	76.3%
Grubb & Ellis	23.7%	23.7%
Net Income — 2007
NNN Realty Advisors	86.4%	83.9%
Grubb & Ellis	13.6%	16.1%
Net Income — 2008
NNN Realty Advisors	84.5%	83.4%
Grubb & Ellis	15.5%	16.6%

Pro Forma Merger Analysis

Using management estimates for NNN Realty Advisors and Grubb & Ellis, Lehman Brothers analyzed certain pro forma effects of the merger, including, among other things, the impact of the merger on management earnings per share, or EPS, estimates for NNN Realty Advisors for 2007 and 2008. The pro forma merger analysis implied that the merger would be dilutive to NNN Realty Advisors’ 2007 and 2008 EPS after taking into account transaction costs, purchase accounting adjustments required by U.S. GAAP and other transaction adjustments.

Additional Matters

Lehman Brothers’ opinion was one of the many factors taken into consideration by NNN Realty Advisors’ board of directors in making its determination to approve the merger. Lehman Brothers’ analyses should not be viewed as determinative of the opinion of NNN Realty Advisors’ board of directors with respect to NNN Realty Advisors’ value or of whether NNN Realty Advisors’ board of directors would have been willing to agree to a different form of consideration.

The analyses performed were prepared as a part of Lehman Brothers’ analysis of the fairness, from a financial point of view, of the exchange ratio to be offered to the stockholders of NNN Realty Advisors pursuant to the terms of the merger agreement. The exchange ratio was determined through negotiations between NNN Realty Advisors and Grubb & Ellis, specifically members of NNN Realty Advisors’ senior management team and financial advisor, and Grubb & Ellis’ strategic committee and its financial advisor, JMP Securities, and was approved by NNN Realty Advisors’ board of directors.

Lehman Brothers is an internationally recognized investment banking and advisory firm that, along with its affiliates, provides a full range of financial advisory, securities and lender services for which it receives customary fees. Lehman Brothers has performed various investment banking services for NNN Realty Advisors and Grubb & Ellis in the past, and expects to provide such services in the future, and has received, and expects to receive, customary fees for such services. In the ordinary course of business, Lehman Brothers may actively trade in the equity securities of Grubb & Ellis for Lehman Brothers’ own account and for the accounts of Lehman Brothers’ customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to a letter agreement dated May 17 2007, NNN Realty Advisors engaged Lehman Brothers as its exclusive financial advisor with respect to a possible strategic transaction. Pursuant to the terms of the agreement, as amended, NNN Realty Advisors has agreed to pay Lehman Brothers fees consisting of:

•	an opinion fee of $1.5 million payable upon delivery of an opinion; and

•	an advisory fee of $2.3 million payable upon the consummation of the merger.

NNN Realty Advisors has also agreed to reimburse Lehman Brothers for its expenses incurred in performing its services, and to indemnify Lehman Brothers and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Lehman Brothers or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Lehman Brothers’ engagement and any related transactions.

Interests of NNN Realty Advisors Executive Officers and Directors in the Merger

In considering the recommendation of the NNN Realty Advisors Board of Directors with respect to the merger, NNN Realty Advisors stockholders should be aware that executive officers of NNN Realty Advisors and members of the NNN Realty Advisors Board of Directors may have interests in the transactions contemplated by the merger agreement that are different than, or in addition to, the interests of the NNN Realty Advisors stockholders generally. The NNN Realty Advisors Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation. These interests are summarized below.

At the effective time of the merger, restrictions on transfer and/or forfeiture with respect to restricted stock of NNN Realty Advisors held by certain members of management of NNN Realty Advisors will terminate and the Grubb & Ellis common stock issued in exchange for such restricted shares of NNN Realty Advisors shall be fully vested without such restrictions. For more information on the treatment of NNN Realty Advisors restricted stock, see “The Merger Agreement-NNN Realty Advisors Restricted Stock” beginning on page 183. In addition, Scott D. Peters, Chief Executive Officer and President of NNN Realty Advisors will enter into a new employment arrangement with Grubb & Ellis in connection with his position as Chief Executive Officer and President of Grubb & Ellis following the merger. See “— Agreements with Executive Officers Following the Merger.” Other members of management of NNN Realty Advisors’ executive officers and directors may also enter into new employment arrangements with Grubb & Ellis.

Additionally, at the effective time of the merger, the Grubb & Ellis Board will be increased to nine members which will include six nominees from NNN Realty Advisors. Anthony W. Thompson, founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board. Scott D.

Peters, President and Chief Executive Officer of NNN Realty Advisors will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of Grubb & Ellis.

Equity-Based Awards

In connection with the merger, each NNN Realty Advisors option that is outstanding immediately before completion of the merger will remain outstanding following the completion of the merger and will be converted into the right to acquire shares of Grubb & Ellis common stock as described in the section entitled “The Merger Agreement — NNN Realty Advisors Stock Options” beginning on page 182. Any option so converted shall as a general rule be exercisable for the remainder of such option’s original term as granted by NNN Realty Advisors. Based on the number of NNN Realty Advisors options and restricted stock outstanding as of June 30, 2007, a total of 1,495,200 NNN Realty Advisors options and restricted stock held by NNN Realty Advisors directors, executive officers and other employees will be so converted upon completion of the merger.

For additional information about the directors and the executive officers of NNN Realty Advisors and a summary of the NNN Realty Advisors common stock beneficially owned by such individuals, see “The Companies — NNN Realty Advisors.”

Accounting Treatment

The merger will be accounted for using the purchase method of accounting under U.S. GAAP. Under the purchase method of accounting, NNN Realty Advisors will be considered the acquiror of Grubb & Ellis for accounting purposes and the total purchase price will be allocated to the assets acquired and liabilities assumed from Grubb & Ellis based on their fair values as of the date of the completion of the merger and any excess of purchase price over those fair values will be recorded as goodwill. Reported financial condition and results of operations of the post merger Grubb & Ellis will reflect the historical results of NNN Realty Advisors for all periods presented and the results of the pre merger Grubb & Ellis from the date of completion of the merger forward. At the date of the merger, the assets and liabilities of the pre merger Grubb & Ellis will be reflected at fair value, and the excess of the purchase price over the fair value of the net tangible assets acquired will be reflected as intangible assets and goodwill. The earnings of the post merger Grubb & Ellis will reflect the impact of purchase accounting adjustments, including increased amortization expense for acquired intangible assets. Following the merger, Grubb & Ellis intends to change its fiscal year end from June 30 to December 31.

Board of Directors and Management of Grubb & Ellis Following the Merger

Board of Directors.  At the effective time of the merger, the Grubb & Ellis Board of Directors will be increased to nine members which will include the six nominees from NNN Realty Advisors, or the NNN Realty Advisors designees, and the three nominees from Grubb & Ellis. Anthony W. Thompson, Founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board. C. Michael Kojaian, currently Chairman of the board of directors of Grubb & Ellis, will remain on the board of directors of Grubb & Ellis. Scott D. Peters, Chief Executive Officer and President of NNN Realty Advisors will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of Grubb & Ellis. The Grubb & Ellis Board of Directors will have, at the effective time of the merger, an audit committee, a compensation committee, and a governance and nominating committee.

The Grubb & Ellis Board of Directors is confirming that six of the nine director nominees are independent pursuant to the rules and regulations of the NYSE. The independent director nominees are Messrs. Carpenter, Greene, Hunt, McLaughlin, Wallace and Young. The composition of the board of directors at the effective time of the merger shall comply with all applicable NYSE standards, rules and regulations.

Grubb & Ellis Board at Effective Time

	Class A Directors		Class B Directors		Class C Directors

1.	Scott D. Peters	4.	Robert J. McLaughlin	7.	C. Michael Kojaian
2.	Harold H. Greene	5.	Gary H. Hunt	8.	Anthony W. Thompson
3.	D. Fleet Wallace	6.	Glenn L. Carpenter	9.	Rodger D. Young

Term in Office

•	Class A Directors’ term to expire on next annual stockholders meeting after the effective time of the merger.

•	Class B Directors’ term to expire on second annual stockholders meeting after the effective time of the merger.

•	Class C Directors’ term to expire on third annual stockholders meeting after the effective time of the merger.

Thereafter, the term of each class shall be three years.

The following discussion sets forth, as of the date of this prospectus, the names and ages of the persons who are expected to serve as directors of Grubb & Ellis following the merger:

Anthony W. (“Tony”) Thompson, Chairman of the Board of NNN Realty Advisors, 60, founded NNN Realty Advisors’ predecessor, Triple Net Properties, in 1998, and was its Chairman and Chief Executive Officer until November 2006, and its President until August 2004. Mr. Thompson became NNN Realty Advisors’ Chairman of Board in September 2006. From 1986 to 1995 he was a 50% shareholder, director and an executive officer of TMP Group, Inc., a full-service real estate investment group. Mr. Thompson is a NASD-registered securities principal and Chairman of Capital Corp. He is also a member of the Sterling College Board of Trustees, The Bowers Museum Building Committee and various other community and charitable organizations. Mr. Thompson is a graduate of Sterling College with a B.S. in Economics.

Scott D. Peters, Chief Executive Officer, President and a Director of NNN Realty Advisors, 49, joined NNN Realty Advisors’ predecessor, Triple Net Properties, in September 2004 as Executive Vice President and Chief Financial Officer. Mr. Peters became Chief Executive Officer and President of NNN Realty Advisors in November 2006 and a director in September 2006. Mr. Peters has also served as Chairman, President and Chief Executive Officer of NNN Healthcare/Office REIT, Inc., since April 2006, Executive Vice President since January 2006 and a director since April 2007 of NNN Apartment REIT, Inc., and President and Chief Executive Officer of G REIT, Inc., since December 2005, having previously served as that company’s Executive Vice President and Chief Financial Officer from September 2004. Mr. Peters served as Senior Vice President and Chief Financial Officer and a director of Golf Trust America, Inc., a publicly traded real estate investment trust, from February 1997 to February 2007. Mr. Peters received a B.B.A. in Accounting and Finance from Kent State University.

Glenn L. Carpenter, Director of NNN Realty Advisors, 64, has served on NNN Realty Advisors’ board of directors since November 2006. Since August 2001, Mr. Carpenter has served as the Chief Executive Officer, President and Chairman of FountainGlen Properties, LP, a privately held company in Newport Beach, California, that develops, owns and operates apartment communities for active seniors. Prior to serving with FountainGlen, from 1994 to 2001, Mr. Carpenter was the Chief Executive Officer and founder of Pacific Gulf Properties Inc., a publicly traded REIT that developed and operated industrial business parks and various types of apartment communities. From 1970 to 1994, Mr. Carpenter served as Chief Executive Officer and President, and other officer positions of Santa Anita Realty Enterprises Inc., a publicly traded REIT that owned and managed industrial office buildings, apartments and shopping centers. Mr. Carpenter received his B.S. degree in accounting in 1967 from California State University, Long Beach. He has received numerous honors in the real estate field including the 2000 Real Estate Man of the Year Award and was voted the 1999 Orange County Entrepreneur of the Year for real estate. Mr. Carpenter sits on the board of councilors of the

School of Gerontology at the University of Southern California and is a council and executive board member of the American Seniors Housing Association.

Harold H. Greene, Director of NNN Realty Advisors, 68, has served on NNN Realty Advisors’ board of directors since November 2006. Mr. Greene is a 40-year veteran of the commercial and residential real estate lending industry. He most recently served as the Managing Director for Bank of America’s California Commercial Real Estate Division from 1998 to his retirement in 2001, where he was responsible for lending to commercial real estate developers in California and managed an investment portfolio of approximately $2.6 billion. From 1990 to 1998, Mr. Greene was the Executive Vice President of SeaFirst Bank in Seattle, Washington and prior to that he served as the Vice Chairman of MetroBank from 1989 to 1990 and in various positions, including Senior Vice President in charge of the Asset Based Finance Group, with Union Bank, where he worked for 27 years. Mr. Greene currently serves as a director of Gary’s and Company (men’s clothing retailer), as a director and member of the audit committee of Paladin Realty Income Properties, Inc., and as a director and member of the audit, compensation and nominating and corporate governance committees of William Lyon Homes.

Gary H. Hunt, Director of NNN Realty Advisors, 57, has served on NNN Realty Advisors’ board of directors since November 2006. Mr. Hunt has served as the managing partner of California Strategies, LLC, a privately held consulting firm in Irvine, California that works with large homebuilders, real estate companies and government entities since 2001. Prior to serving with California Strategies, Mr. Hunt was the executive vice president and served on the board of directors and on the Executive Committee of the Board of The Irvine Company, a 110-year-old privately held company that plans, develops and invests in real estate primarily in Orange County, California for 25 years. Mr. Hunt has served as director of G REIT, Inc. since July 2005. He also serves on the board of directors of Glenair Inc., The Beckman Foundation and William Lyon Homes. Mr. Hunt holds a J.D. from the Irvine University School of Law.

C. Michael Kojaian, Chairman of the Board of Grubb & Ellis, 45, has been Chairman of the Board of Directors of Grubb & Ellis since June 2002. He is President of Kojaian Ventures, LLC and also Executive Vice President, a director and a shareholder of Kojaian Management Corporation, both of which are investment firms headquartered in Bloomfield Hills, Michigan. He is also a director of Arbor Realty Trust, Inc. Mr. Kojaian has served as a director of Grubb & Ellis since he was first elected in December 1996. Mr. Kojaian has been a director of Grubb & Ellis Realty Advisors, Inc., an affiliate of the Company, since its inception in September 2005.

Robert J. McLaughlin, Director of Grubb & Ellis, 73, has been a director of Grubb & Ellis since July 2004. Mr. McLaughlin previously served as a director of Grubb & Ellis from September 1994 to March 2001. He founded The Sutter Group in 1982, a management consulting company that focuses on enhancing shareholder value, and currently serves as its President. Mr. McLaughlin served as Chairman of the Board of Meridian Automotive Systems from March 2005 until December 2006, as President and Chief Executive Officer of Tru-Circle Corporation, an aerospace subcontractor from November 2003 to April 2004, and as Chairman of the Board of Directors of Imperial Sugar Company from August 2001 to February 2003, and as Chairman and Chief Executive Officer from October 2001 to April 2002. He is a director of Imperial Sugar Company and Meridian Automotive Systems.

D. Fleet Wallace, Director of NNN Realty Advisors, 39, has served on NNN Realty Advisors’ board of directors since November 2006. He is a principal and co-founder of McCann Realty Partners, LLC, an apartment investment company focusing on garden apartment properties in the Southeast formed in October 2004. Mr. Wallace also serves as principal of Greystone Capital Management, LLC, formed in September 2001, and helps manage Greystone Fund, L.P. Greystone Fund, L.P. is a professionally managed opportunity fund invested primarily in promising venture capital opportunities and distressed assets. From April 1998 to August 2001, Mr. Wallace served as corporate counsel and assistant secretary of United Dominion Realty Trust, Inc., a publicly-traded real estate investment trust. From September 1994 to April 1998, Mr. Wallace was in the private practice of law with McGuire Woods in Richmond, Virginia. Mr. Wallace also serves as a director of G REIT, Inc., and T REIT, Inc. Mr. Wallace received a J.D. and B.A. in history from the University of Virginia.

Rodger D. Young, Director of Grubb & Ellis, 61, has served as a director of Grubb & Ellis since April 1, 2003. Mr. Young has been a name partner of the law firm of Young & Susser, P.C., a boutique firm specializing in commercial litigation with offices in Southfield, Michigan and New York City, since its founding in 1991. In 2001, Mr. Young was named Chairman of the Bush Administration’s Federal Judge and U.S. Attorney qualification Committee by Governor John Engler and Michigan’s Republican Congressional Delegation. Mr. Young is a member of the American College of Trial Lawyers and was listed in the 2007 edition of Best Lawyers of America. Mr. Young was named by Chambers International as one of the top commercial litigators in the United States.

Standing Board Committees Following the Merger

Audit Committee.  The Audit Committee following the merger will consist of Messrs. McLaughlin (Chairman), Greene and Wallace.

Compensation Committee.  The Compensation Committee following the merger will consist of Messrs. Carpenter (Chairman), McLaughlin and Young.

Governance and Nominating Committee.  The Governance and Nominating Committee following the merger will consist of Messrs. Young (Chairman), Hunt and Greene.

Board Compensation of Grubb & Ellis Following the Merger

Following the completion of the merger, it is anticipated that directors who are otherwise unaffiliated with Grubb & Ellis, or outside directors, will receive compensation for serving on the board of directors and on its committees in the following amounts:

•	an annual retainer fee at the rate of $45,000;

•	a fee of $1,500 for each regular meeting of the board of directors attended in person or telephonically;

•	a fee of $1,500 for each standing committee meeting of the board of directors attended in person or telephonically; and

•	a fee of $2,000 for each special or ad hoc committee meeting of the board of directors attended in person or telephonically.

Mr. Thompson will receive a $450,000 base salary per annum for serving as Chairman of the Board of Grubb & Ellis following the merger. In addition, the chairperson of the audit committee will receive an annual fee of $10,000 and the chairperson of each of the board of director’s other standing committees will receive an annual fee of $5,000.

Outside directors receive $50,000 worth of restricted shares of common stock upon joining the board and thereafter annually based upon the then current market price of the common stock. All restricted shares vest in equal tranches over three years, except in the event of a change in control, in which event vesting is accelerated. Outside directors are also required to accumulate an equity position in Grubb & Ellis over five (5) years in an amount equal to $200,000 worth of common stock, which may include the annual restricted stock grants to the outside directors. Outside directors are also reimbursed for travel and lodging expenses in connection with attending meetings of the board.

The board of directors intends to continue to review the appropriateness of executive and director compensation following the merger.

Management at Effective Time

Management.  In addition to Scott D. Peters serving as the Chief Executive Officer and President of Grubb & Ellis following the merger, the senior management of Grubb & Ellis will also include Francene LaPoint, Chief Financial Officer of NNN Realty Advisors and Richard W. Pehlke, Executive Vice President and Chief Financial Officer, each reporting to the Chief Executive Officer and President, Andrea R. Biller as the Executive Vice President, General Counsel, and Secretary, Jeffrey T. Hanson as Chief Investment Officer

of NNN Realty Advisors, Maureen A. Ehrenberg as Executive Vice President, and Robert H. Osbrink as Executive Vice President.

The following discussion sets forth, as of the date of this prospectus, the names and ages of the persons who are expected to serve as executive officers of Grubb & Ellis following the merger:

Name	Age	Title

Scott D. Peters	49	Chief Executive Officer and President
Andrea R. Biller	57	General Counsel, Executive Vice President and Secretary
Maureen A. Ehrenberg	48	Executive Vice President
Jeffrey T. Hanson	36	Chief Investment Officer*
Francene LaPoint	42	Chief Financial Officer*
Robert H. Osbrink	60	Executive Vice President
Richard W. Pehlke	53	Executive Vice President and Chief Financial Officer

*	Mr. Hanson’s investment duties and Ms. LaPoint’s financial duties will relate primarily to NNN Realty Advisors.

For information on Scott D. Peters, see “— Grubb & Ellis Board at Effective Time” above.

Andrea R. Biller, Executive Vice President, General Counsel and Secretary, joined Triple Net Properties in March 2003 and became NNN Realty Advisors’ General Counsel, Executive Vice President and Secretary in November 2006. Ms. Biller has also served as Executive Vice President and Secretary of NNN Healthcare/Office REIT, Inc. since April 2006, Secretary of NNN Apartment REIT, Inc. since January 2006 and Secretary of T REIT Inc. since May 2004. Ms. Biller has served as Executive Vice President and Secretary of G REIT, Inc. since December 2005 and June 2004, respectively. Ms. Biller served as Special Counsel at the Securities and Exchange Commission, Division of Corporate Finance, in Washington D.C. from 1995-2000, and as a private attorney specializing in corporate and securities law from 1990-1995 and 2000-2002. Ms. Biller received a J.D. from George Mason University School of Law, an M.A. in Psychology from Glassboro State University.

Maureen A. Ehrenberg, Executive Vice President, has served as Executive Vice President of Grubb & Ellis since November 2000, and served as Senior Vice President of Grubb & Ellis from May 1998 to November 2000. Ms. Ehrenberg was named President of Global Client Services in February 2004. She has also served as President of Grubb & Ellis Management Services, Inc., a wholly owned subsidiary of Grubb & Ellis, from February 1998 and as the head of the Grubb & Ellis Global Client Services Group since April 2003. From May 2000 to May 2001, she served as a member of the Office of the President of Grubb & Ellis. She also serves as a director and/or officer of certain Grubb & Ellis subsidiaries. Ms. Ehrenberg also acted as a Co-Chief Executive Officer of Grubb & Ellis from April 2003 until Mr. Rose joined Grubb & Ellis in March 2005. Ms. Ehrenberg received a B.S. (Honours) in Economics and Accountancy from The City University, London, England.

Jeffrey T. Hanson, Chief Investment Officer of NNN Realty Advisors, joined NNN Realty Advisors in July 2006 and became NNN Realty Advisors’ Chief Investment Officer in November 2006. From 1996 to July 2006, Mr. Hanson was a Senior Vice President with the Grubb and Ellis Institutional Investment Group in the Grubb & Ellis’ Newport Beach office. Mr. Hanson served as a real estate broker with CB Richard Ellis from 1996 to 1997. Mr. Hanson is a member of the Sterling College Board of Trustees and formerly served as a member of the Grubb & Ellis President’s Counsel and Institutional Investment Group Board of Advisors. Mr. Hanson earned a B.S. from the University of Southern California with an emphasis in real estate finance.

Francene LaPoint, Chief Financial Officer of NNN Realty Advisors, joined Triple Net Properties in July 2004 and became NNN Realty Advisors’ Chief Financial Officer in November 2006. Ms. LaPoint served as Senior Vice President and Corporate Controller of Hawthorne Savings, FSB (Hawthorne Financial Corporation), a publicly traded financial institution, from June 1999 to June 2004. From January 1996 to June

1999, Ms. LaPoint was a CPA with PricewaterhouseCoopers. She graduated from California State University, Fullerton with a B.A. in Business Administration — Accounting Concentration and is a member of the AICPA.

Robert H. Osbrink, Executive Vice President, has served as Executive Vice President of Grubb & Ellis since December 2001 and was named President of Transaction Services in February 2004. During the five years prior to December 2001, Mr. Osbrink served in a progression of regional managerial positions in the Los Angeles and Southwestern United States areas for Grubb & Ellis. Mr. Osbrink also acted as a Co-Chief Executive Officer of Grubb & Ellis from April 2003 until Mr. Rose joined the Grubb & Ellis in March 2005. Mr. Osbrink is a graduate of the University of Southern California with a B.S. in Business Administration.

Richard W. Pehlke, Executive Vice President and Chief Financial Officer, has served as the Executive Vice President and Chief Financial Officer of Grubb & Ellis since February 15, 2007. Prior to joining Grubb & Ellis, Mr. Pehlke served as Executive Vice President and Chief Financial Officer and a member of the Board of Directors of Hudson Highland Group, a publicly held global professional staffing and recruiting business, from 2003 to 2005. From 2001 to 2003, Mr. Pehlke operated his own consulting business specializing in financial strategy and leadership development. In 2000, he was Executive Vice President and Chief Financial Officer of ONE, Inc. a privately held software implementation business. Prior to 2000, Mr. Pehlke held senior financial positions in the telecommunications, financial services and food and consumer products industries. He received his B.S. in Business Administration — Accounting from Valparaiso University and an MBA in Finance from DePaul University.

Agreements with Executive Officers following the Merger

In connection with becoming the Chief Executive Officer and President of the combined company following the merger, Mr. Peters will receive a $600,000 base salary per annum and a bonus of up to two times his per annum base. Additionally, the Compensation Committee of NNN Realty Advisors has agreed to grant Mr. Peters a one time bonus of $1,000,000 in cash for the successful completion of the merger of NNN Realty Advisors and Grubb & Ellis. Mr. Thompson has agreed to give 600,000 shares of NNN Realty Advisors common stock currently held by him to Mr. Peters, which is the equivalent of 528,000 shares of Grubb & Ellis common stock based on the merger exchange ratio and which shares shall vest in equal amounts over five years from the date of transfer. Additionally, on June 27, 2007, the NNN Realty Advisors Compensation Committee formally granted Mr. Peters an aggregate of 525,000 shares of NNN Realty Advisors common stock, which is the equivalent of 462,000 shares of Grubb & Ellis common stock, based on the merger exchange ratio, subject to vesting in equal amounts over three years (which vesting shall not be accelerated at the effective time of the merger).

As a result of the management changes that are presently expected to occur at the effective time of the merger, a change of control will be deemed to have occurred under the current employment agreements of each of Mark E. Rose, Chief Executive Officer of Grubb & Ellis, and Robert Z. Slaughter, Executive Vice President, General Counsel and Corporate Secretary of Grubb & Ellis. Messrs. Rose and Slaughter have agreed to assist with the orderly transition of new management. Pursuant to their change of control provisions under their current employment agreements, Messrs. Rose and Slaughter, subject to the execution and delivery of a release in favor of Grubb & Ellis, will each receive cash change in control payments of approximately $2.4 million and $0.3 million, respectively, in twelve equal monthly installments following the effectiveness of the merger. In addition, vesting with respect to 167,121 unvested restricted shares and 166,667 unvested stock options owned by Mr. Rose will accelerate upon the effectiveness of the merger, and vesting with respect to 16,667 unvested stock options owned by Mr. Slaughter will accelerate upon the effectiveness of the merger. Mr. Rose will also be entitled to receive reimbursement for premiums for medical benefits for up to twelve months after the effectiveness of the merger.

Compensation of Directors and Officers

For information on the compensation for Messrs. Thompson, Peters, Carpenter, Greene, Hunt and Wallace and Mss. Biller and LaPoint for the fiscal year ended December 31, 2006, see “The Companies — NNN Realty Advisors-Compensation of Directors” and “— Executive Compensation” beginning at page 155.

Information on director and executive compensation for Messrs. Kojaian, McLaughlin and Young for the fiscal year ended June 30, 2006, and for Mr. Pehlke who joined Grubb & Ellis on February 15, 2007, is incorporated herein by reference. See “Where You Can Find More Information” beginning at page 217.

Compensation Committee Interlocks and Insider Participation

None of the NNN Realty Advisors designees is a current or former officer or employee of Grubb & Ellis or any of its subsidiaries. None of the executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of its Board of Directors or compensation committee.

Related Party Transactions

For information on related party transactions with respect to certain directors and executive officers of NNN Realty Advisors, see “The Companies — NNN Realty Advisors — Related Party Transactions” beginning at page 178. Information on related party transactions with respect to certain directors and executive officers of Grubb & Ellis is incorporated herein by reference. See “Where You Can Find More Information” beginning at page 217.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

All shares of Grubb & Ellis common stock that NNN Realty Advisors stockholders receive in the merger will be freely transferable, except for shares of Grubb & Ellis common stock received by persons who are deemed to be “affiliates” of NNN Realty Advisors under the Securities Act and the related SEC rules and regulations, at the time of the NNN Realty Advisors stockholders’ meeting. These “affiliates” may resell their shares of Grubb & Ellis common stock only in transactions permitted by Rule 145 under the Securities Act or as otherwise allowed under that Act. Persons who may be deemed to be affiliates of NNN Realty Advisors for these purposes generally include individuals or entities that control, are controlled by, or are under common control with NNN Realty Advisors and may include some officers, directors and principal stockholders of NNN Realty Advisors. The merger agreement requires NNN Realty Advisors to use commercially reasonable efforts to deliver or cause to be delivered to Grubb & Ellis on or before the effective time of the merger from affiliates of NNN Realty Advisors an executed letter agreement to the effect that those persons will not offer or sell or otherwise dispose of any shares of Grubb & Ellis common stock issued to them in the merger in violation of the Securities Act or the related SEC rules and regulations.

Under Rule 145, former NNN Realty Advisors stockholders who were affiliates of NNN Realty Advisors at the time of the NNN Realty Advisors special meeting and who are not affiliates of Grubb & Ellis after completion of the merger, may sell their Grubb & Ellis common stock at any time subject to the volume and manner of sale limitations of Rule 144 under the Securities Act. Further, so long as such former NNN Realty Advisors affiliates are not considered affiliates of Grubb & Ellis, and a period of at least one year has elapsed from completion of the merger, such former affiliates may sell their Grubb & Ellis common stock without regard to the volume and manner of sale limitations of Rule 144 under the Securities Act so long as there is adequate current public information available about Grubb & Ellis in accordance with Rule 144. After a period of two years has elapsed from the completion of the merger, and so long as such former NNN Realty Advisors affiliates are not affiliates of Grubb & Ellis and have not been for at least three months prior to such sale, such former affiliates may freely sell their Grubb & Ellis common stock. Former NNN Realty Advisors stockholders who become affiliates of Grubb & Ellis after completion of the merger will still be subject to the volume and manner of sale limitations of Rule 144 under the Securities Act until each such stockholder is no longer an affiliate of Grubb & Ellis.

This document does not cover any resales of the shares of Grubb & Ellis common stock to be received by NNN Realty Advisors stockholders upon completion of the merger, and no person is authorized to make any use of this document in connection with a resale.

Appraisal Rights

Stockholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled to appraisal rights in connection with the proposed merger, depending on the circumstances. Appraisal rights confer on stockholders who oppose the merger and properly demand appraisal the right to receive the fair value for their shares as determined in a judicial appraisal proceeding, which may be different from what is being offered to them in the merger.

Under Section 262 of the General Corporation Law of the State of Delaware, if stockholders of NNN Realty Advisors do not wish to accept the merger consideration of 0.88 of a share of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock, they may elect to have the fair value of their shares judicially determined, together with a fair rate of interest, if any. The valuation will exclude any element of value arising from the accomplishment or expectation of the merger. NNN Realty Advisors’ stockholders may only exercise their appraisal rights if they comply with the provisions of Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the General Corporation Law of the State of Delaware, and is qualified in its entirety by the full text of Section 262. Section 262 in its entirety is attached as Annex E to this joint proxy statement/prospectus. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of common stock as to which appraisal rights are asserted. If an NNN Realty Advisors stockholder has a beneficial interest in shares of common stock held of record in the name of another person, such as a broker or nominee, then such NNN Realty Advisors stockholder must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the special meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in such notice a copy of Section 262. If an NNN Realty Advisors stockholder wishes to exercise such appraisal rights or wishes to preserve the right to do so, then such stockholder should review carefully the following discussion and Annex E to this joint proxy statement/prospectus. Failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the common stock, NNN Realty Advisors believes that if an NNN Realty Advisors stockholder considers exercising such rights then they should seek the advice of legal counsel.

This joint proxy statement/prospectus will constitute notice to the holders of common stock of NNN Realty Advisors. The applicable statutory provisions of the General Corporation Law of the State of Delaware are attached to this joint proxy statement/prospectus as Annex E.

If an NNN Realty Advisors stockholder wishes to exercise the right to demand appraisal under Section 262 of the General Corporation Law of the State of Delaware, then such stockholder must satisfy each of the following conditions:

•	delivery to NNN Realty Advisors of a written demand for appraisal of such stockholder’s shares before the vote on the merger agreement at the special meeting. This demand will be sufficient if it reasonably informs NNN Realty Advisors of such stockholder’s identity and that such stockholder intends by that writing to demand the appraisal of their shares;

•	such stockholder must not vote their shares in favor of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement. Therefore, if a stockholder votes by proxy and wishes to exercise appraisal rights, then such stockholder must vote against the merger agreement or affirmatively abstain from voting on the merger agreement; and

•	such stockholder must continuously hold their shares from the date of making the demand through the effectiveness of the merger. If a stockholder were the record holder of shares on the date the written demand for appraisal is made but thereafter transferred those shares prior to the effectiveness of the merger, then such stockholder will lose any right to appraisal in respect of those shares.

Voting against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. A written demand for appraisal must be in addition to and separate from any proxy delivered or vote cast in person.

Only NNN Realty Advisors stockholders who are holders of record of shares of common stock are entitled to assert appraisal rights for those shares registered in such holders’ names. If shares are held in bank or brokerage account or other nominee form and appraisal rights are sought to be exercised in connection therewith, then the beneficial holder of such shares is urged to consult with the applicable bank or broker to determine appropriate procedures for the making of a demand for appraisal by such nominee. A demand for appraisal should:

(1) be executed by or on behalf of the stockholder of record, fully and correctly, as its name appears on those stock certificates representing shares with respect to which appraisal rights are sought; and

(2) specify the following: the stockholder’s name and mailing address; the number of shares of common stock owned by the stockholder; and that the stockholder intends thereby to demand appraisal of its common stock.

If a person owns the shares of record in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If more than one person (as in a joint tenancy or tenancy in common) own the shares of record, the demand should be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In this case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

If an NNN Realty Advisors stockholder elects to exercise appraisal rights pursuant to Section 262, then such stockholder should mail or deliver a written demand to: Andrea R. Biller, NNN Realty Advisors, Inc., 1551 North Tustin Avenue, Suite 300, Santa Ana, CA 92705.

Within ten days after the effectiveness of the merger, the surviving corporation in the merger must send a notice as to the effectiveness of the merger to each of the former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted to adopt the merger agreement. Within 120 days after the effectiveness of the merger, but not after that date, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of common stock held by all stockholders demanding appraisal of their shares. NNN Realty Advisors is under no obligation to, and have no present intent to, file a petition for appraisal, and if a stockholder seeks to exercise appraisal rights then such stockholder should not assume that the surviving corporation will file a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of the shares. Accordingly, if a stockholder desires to have their shares appraised, then such stockholder should initiate any petitions necessary for the perfection of such stockholder’s appraisal rights within the time periods and in the manner prescribed in Section 262. Since there is no obligation by the surviving corporation to file a petition, the failure by an NNN Realty Advisors stockholder to do so within the period specified could nullify their previous written demand for appraisal.

Under the merger agreement, NNN Realty Advisors has agreed to give B/C Corporate Holdings, Inc., prompt notice of any demands for appraisal it receives. B/C Corporate Holdings, Inc., has the right to participate in and approve all negotiations and proceedings with respect to demands for appraisal under the General Corporation Law of the State of Delaware. NNN Realty Advisors will not, except with the prior written consent of B/C Corporate Holdings, Inc., make any payment with respect to any demands for appraisal, or offer to settle, or settle, any demands.

Within 120 days after the effectiveness of the merger, if an NNN Realty Advisors stockholder has complied with the provisions of Section 262, then they will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of those shares. The surviving corporation must mail this statement to such NNN Realty Advisors stockholder no later than 10 days after receipt of a request or 10 days after expiration of the period for delivery of demands for appraisals under Section 262.

If a petition for appraisal with the Delaware Court of Chancery is filed in a timely fashion, a copy must also be served upon the surviving corporation. The surviving corporation must then, within 20 days, file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and who have not reached agreements as to the value of their shares. After notice to stockholders as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require NNN Realty Advisors’ stockholders who have demanded an appraisal of the fair value of their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings, and if any such NNN Realty Advisors stockholder fails to comply with the requirement, then the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determining which NNN Realty Advisors stockholders are entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares. This value will exclude any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. However, costs do not include attorneys’ or expert witness fees. Upon application of a qualified stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts. Any NNN Realty Advisors stockholder considering seeking appraisal should be aware that the fair value of its shares as determined under Section 262 could be more than, the same as or less than the merger consideration that such stockholder would be entitled to receive pursuant to the merger agreement. Such stockholder should also be aware that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. The Delaware Supreme Court has stated that it could consider, in determining fair value in an appraisal proceeding, “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” and has noted that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” The Delaware Supreme Court has stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court has construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

If an NNN Realty Advisors stockholder has duly demanded an appraisal in compliance with Section 262, then such stockholder will not, after the effectiveness of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares. However, such stockholder will be entitled to dividends or other distributions payable to holders of record of shares as of a record date prior to the effectiveness of the merger.

A stockholder may withdraw their demand for appraisal and accept the merger consideration by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal. Any attempt to withdraw made more than 60 days after the effectiveness of the merger will require written approval of the surviving corporation and no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon any terms the Delaware Court of Chancery deems just.

If the surviving corporation does not approve a request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, such stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

Failure to comply strictly with all of the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware will result in the loss of statutory appraisal rights. Consequently, if an NNN Realty Advisors stockholder wishes to exercise their appraisal rights they are urged to consult legal counsel before attempting to exercise those rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger to holders of NNN Realty Advisors common stock and Grubb & Ellis common stock.

This discussion addresses only those NNN Realty Advisors stockholders that hold their NNN Realty Advisors common stock as a capital asset and does not address all aspects of federal income taxation that may be relevant to a holder of NNN Realty Advisors common stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a stockholder that is not a citizen or resident of the United States;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder that holds NNN Realty Advisors common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction; or

•	a stockholder that acquired NNN Realty Advisors common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership holds NNN Realty Advisors common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding NNN Realty Advisors common stock should consult its tax advisor.

The following discussion is not binding on the Internal Revenue Service, referred to as the IRS. It is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. The tax consequences under U.S. state and local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed.

Holders of NNN Realty Advisors common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state and local and foreign income and other tax laws in light of their particular circumstances.

General

Grubb & Ellis and NNN Realty Advisors have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. On the date this registration statement becomes effective, NNN Realty Advisors will have received a written opinion from Alston & Bird LLP, to the effect that for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code. It is a condition to the completion of the merger that Alston & Bird LLP confirms its opinion as of the closing date of the merger. Neither Grubb & Ellis nor NNN Realty Advisors intends to waive this condition. This opinion relies on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Grubb & Ellis and NNN Realty Advisors, including those contained in certificates of officers of Grubb & Ellis and NNN Realty Advisors. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in this opinion, in which case the tax consequences of the merger could differ from those discussed here. An opinion of counsel neither binds the IRS nor precludes the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the tax consequences of the merger.

U.S. Federal Income Tax Consequences to NNN Realty Advisors Stockholders

Subject to the qualifications and limitations set forth in “Material Federal Income Tax Consequences of the Merger — General” beginning on this page, the material U.S. federal income tax consequences of the merger will be as follows:

•	A holder of NNN Realty Advisors common stock will not recognize gain or loss upon the exchange of that stockholder’s NNN Realty Advisors common stock for Grubb & Ellis common stock in the merger, except that gain or loss will be recognized on the receipt of cash instead of a fractional share of Grubb & Ellis common stock.

•	If a holder of NNN Realty Advisors common stock receives cash instead of a fractional share of Grubb & Ellis common stock, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s NNN Realty Advisors common stock allocable to that fractional share of Grubb & Ellis common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the NNN Realty Advisors common stock exchanged for the fractional share of Grubb & Ellis common stock is more than one year at the completion of the merger.

•	A holder of NNN Realty Advisors common stock will have a tax basis in the Grubb & Ellis common stock received in the merger equal to (1) the tax basis of the NNN Realty Advisors common stock surrendered by that holder in the merger, reduced by (2) any tax basis of the NNN Realty Advisors common stock surrendered that is allocable to a fractional share of Grubb & Ellis common stock for which cash is received.

•	The holding period for the Grubb & Ellis common stock received in exchange for shares of NNN Realty Advisors common stock in the merger will include the holding period for the shares of NNN Realty Advisors common stock surrendered in the merger.

In the case of a holder of NNN Realty Advisors common stock that holds shares of NNN Realty Advisors common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of NNN Realty Advisors common stock.

Information Reporting and Backup Withholding

A holder of NNN Realty Advisors common stock may be subject to information reporting and backup withholding in connection with any cash payments received instead of a fractional share of Grubb & Ellis common stock, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, provided the required information is furnished.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger, and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, NNN Realty Advisors strongly urges each holder of NNN Realty Advisors common stock to consult his or her tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to that stockholder of the merger.

U.S. Federal Income Tax Consequences to Grubb & Ellis Stockholders

There will be no U.S. federal income tax consequences to a holder of Grubb & Ellis common stock as a result of the merger.

REGULATORY AND OTHER APPROVALS REQUIRED FOR THE MERGER

Under the merger agreement, each of Grubb & Ellis and NNN Realty Advisors has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger and the other transactions contemplated by the merger agreement, including (1) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (2) obtaining and maintaining all approvals, consents, waivers, licenses, orders, registrations, permits, authorizations, clearances and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement.

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Each of Grubb & Ellis and NNN Realty Advisors, as well as Anthony W. Thompson, filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Justice Department and the Federal Trade Commission on July 2, 2007. Under the HSR Act, the merger may not be consummated until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, 30 days after all parties receiving such a request have “substantially complied” with such request for additional information and no order extending the waiting period or otherwise enjoining the transaction has been issued (unless this period is shortened pursuant to a grant of earlier termination). On July 10, 2007 the companies received notice from the Federal Trade Commission of early termination of the waiting period.

Other than the filings described above, neither Grubb & Ellis nor NNN Realty Advisors is aware of any regulatory approvals required to be obtained, or waiting periods required to expire, to complete the merger. If Grubb & Ellis and NNN Realty Advisors discover that other approvals or waiting periods are necessary, Grubb & Ellis and NNN Realty Advisors will seek to obtain or comply with them in accordance with the merger agreement. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 190.

THE COMPANIES

Grubb & Ellis

Grubb & Ellis Company, a Delaware corporation organized in 1980, is one of the most recognized full service commercial real estate services firms in the United States. Founded nearly 50 years ago in Northern California, Grubb & Ellis has grown to become one of the largest publicly traded real estate services organizations in the world as measured by revenue. Grubb & Ellis generated revenue of approximately $513.3 million and $490.1 million for the most recent fiscal years ended June 30, 2007 and 2006, respectively.

Drawing on the resources of nearly 5,500 real estate professionals, including a brokerage sales force of approximately 1,800 brokers nationwide in Grubb & Ellis’ and its affiliates’ offices, Grubb & Ellis and its affiliates combine local market knowledge with a national service network to provide innovative, customized solutions for real estate owners, corporate occupants and investors.

Grubb & Ellis, through its owned and affiliate locations, has one of the largest domestic footprints in the industry with a network of over 115 offices (including over 50 owned by Grubb & Ellis and over 65 affiliate offices), allowing it to execute locally in all primary markets and key secondary and tertiary markets throughout the United States on behalf of its clients. This local market presence enables Grubb & Ellis to deliver a full range of commercial real estate services to corporate and institutional clients with multiple real estate needs, including complete outsourcing solutions.

Grubb & Ellis has the capability to provide services at every stage of the real estate process, including but not limited to, strategic planning, feasibility studies and site selection, leasing, property and facilities management, construction management, lease administration, acquisitions and dispositions. Grubb & Ellis’ clients include many Fortune 500 companies as well as institutional and private investors, retailers, government and academic institutions and other owners and occupiers of office and industrial space.

Whether executing for a client with a single location or one with facilities in multiple regions, Grubb & Ellis’ professionals offer local market expertise and strategic insight into real estate decisions. This advice is supported by a network of approximately 90 research professionals, who produce in-depth market research, plus additional market research generated by its affiliate offices. In addition, this advice is also supported by specialty practice groups focusing on industry segments including office, industrial, retail, private capital, institutional investment and land.

Current Business Platform and Organization

Grubb & Ellis provides a full range of real estate services, including transaction, management and consulting services, for both local and multi-location clients. Grubb & Ellis reports its revenue by two business segments, transaction services, which comprises its brokerage operations, and Management Services, which includes third-party property management, corporate facilities management, project management, client accounting, business services and engineering services.

Transaction Services

A significant portion of the services Grubb & Ellis provides are transaction-related services, in which Grubb & Ellis represents the interests of tenants, owners, buyers or sellers in leasing, acquisition and disposition transactions. These transaction services involve various types of commercial real estate, including office, industrial, retail, hospitality and land.

Grubb & Ellis typically receives fees for brokerage services based on a percentage of the value of the lease or sale transaction. Some transactions may stipulate a fixed fee or include an incentive bonus component based on the performance of the brokerage professional or client satisfaction. Although transaction volume can be subject to economic conditions, brokerage fee structures remain relatively constant through both economic upswings and downturns.

In addition to traditional transaction services, Grubb & Ellis provides its clients with consulting services, including site selection, feasibility studies, exit strategies, market forecasts, appraisals, strategic planning and research services. For its larger corporate and institutional clients, these services are coordinated through an account management process that provides a single point of contact for the client.

Grubb & Ellis actively engages its brokerage force in the execution of its marketing strategy. Regional and metro-area managing directors, who are responsible for operations in each major market, facilitate the development of brokers. Through Grubb & Ellis’ specialty practice groups, known as “Specialty Councils,” key personnel share information regarding local, regional and national industry trends and participate in national marketing activities including trade shows and seminars. This ongoing dialogue among brokers serves to increase their level of expertise as well as their network of relationships, and is supplemented by other more formal education, including recently expanded training programs offering sales and motivational training and cross-functional networking and business development opportunities.

Grubb & Ellis intends to aggressively recruit and hire (either individually or through acquisitions) additional brokerage professionals with experience primarily in the areas of investment sales, agency leasing and tenant representation. Grubb & Ellis believes that its strong brand recognition, platform of a full range of client services and the opportunity to deliver additional real estate services create an environment conducive to attracting the most experienced and capable brokers.

In some local markets where Grubb & Ellis does not have owned offices, it has affiliation agreements with independent real estate service providers that conduct business under the Grubb & Ellis brand. Grubb & Ellis’ affiliation agreements provide for exclusive mutual referrals in their respective markets, generating referral fees. Grubb & Ellis’ affiliation agreements are generally multi-year contracts. Through its affiliate offices, Grubb & Ellis has access to approximately 900 brokers and their local market research capabilities.

Grubb & Ellis has an agreement to provide exclusive commercial real estate brokerage and consulting services to its new affiliate, G&E Realty Advisors, related to its real property acquisitions, dispositions, project management and leasing.

Transaction services has represented the larger portion of Grubb & Ellis’ operations, and in fiscal years 2007, 2006 and 2005, it represented 60.2%, 60.3% and 57.8% of Grubb & Ellis’ total revenue, respectively.

Management Services

Management services develops and implements property level strategies to increase investment value for real estate owners and optimize occupancy costs and strategies for corporate owners and occupiers of real estate. Management services provides two primary service capabilities: property management for investment property owners and facilities management for corporate owners and occupiers.

Grubb & Ellis’ property management business is designed to enhance its clients’ investment values by maintaining high levels of occupancy and lowering property operating costs through a wide range of property management services. The property management services that Grubb & Ellis offers include: oversight of building management services such as maintenance, landscaping, security, energy management, owner’s insurance, life safety, environmental risk management and capital repairs; tenant relations services such as processing tenant work orders, lease administration services and promotional activities; interfacing with tenants’ development and construction services personnel in coordinating tenant finish; and financial management and asset services including financial reporting, analysis and development of value added strategies to improve operations and/or reposition assets within the market.

Grubb & Ellis’ facilities management business is designed to provide comprehensive portfolio and property management services to corporations and institutions that outsource their real estate management functions. The properties under management range from large corporate headquarters to industrial complexes, sales offices and data centers often in geographically dispersed locations. Facilities management professionals create working partnerships with each client to deliver fully integrated real estate services that are tailored to the specific needs of each organization. Typically, performance measures are developed to quantify progress made toward the goals and objectives that are mutually set with clients. Grubb & Ellis’ facilities management unit also serves as an important “port of entry” for other services and for integrated platform solutions for domestic and international requirements, including, but not limited to, consulting services, site selection, feasibility studies, exit strategies, market forecasts, appraisals, project management, strategic planning and research services.

Grubb & Ellis has an agreement to be the exclusive managing agent for all real property acquired by its new affiliate, G&E Realty Advisors.

Management services has represented 39.8%, 39.7% and 42.2% of Grubb & Ellis’ total revenue, in fiscal years 2007, 2006 and 2005, respectively. Reimbursed salaries, wages and benefits, where the owner of a property will reimburse Grubb & Ellis for on-site employee salaries and related benefit costs that are incurred on behalf of the owner, has comprised more than 70% of this segment’s cumulative revenue for these three fiscal years. The remaining revenue in this business segment is typically generated through monthly fees based on a percentage of rental revenue for property management services and negotiated monthly or annual fees for facilities management services. As of June 30, 2007, Management Services had approximately 178 million square feet of property under management. Including affiliate offices, total square feet of property under management was 229 million.

Grubb & Ellis’ principal executive offices are located at 500 West Monroe Street, Suite 2800, Chicago, IL 60661 and its telephone number is (312) 698-6700.

This document incorporates important business and financial information about Grubb & Ellis from other documents that are not included in or delivered with this document. For a list of the documents incorporated by reference in this document, see “Where You Can Find More Information” beginning on page 217.

Information Regarding the Existing Board of Directors of Grubb & Ellis

Meetings

During the fiscal year ended June 30, 2007, the board of directors of Grubb & Ellis, or the Board, held 21 meetings. No incumbent director attended fewer than 75% of the total number of meetings of the Board and the committees on which he served. The non-management directors regularly meet in executive session. Mr. Kojaian presides at executive sessions of non-management meetings.

Standing Committees

During the fiscal year ended June 30, 2007, the standing committees of the Board were the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Each of the Board’s standing committees is described in this proxy statement.

Director Attendance at Annual Meeting

Grubb & Ellis does not have a policy regarding director attendance at annual meetings of stockholders. Grubb & Ellis’s directors, however, believe that it is important to attend annual meetings and make reasonable efforts to do so. Five of Grubb & Ellis’s seven directors attended Grubb & Ellis’s 2006 annual meeting of stockholders.

Communications with the Board of Directors

Stockholders, employees and others interested in communicating with the Chairman of the Board may do so by writing to C. Michael Kojaian, c/o Corporate Secretary, Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, Illinois 60661. Stockholders, employees and others interested in communicating with Grubb & Ellis’s Chief Executive Officer may do so by writing to Mark E. Rose, Chief Executive Officer, Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, Illinois 60661. Stockholders, employees and others interested in communicating with any of the other directors of Grubb & Ellis may do so by writing to [Name of Director], c/o Corporate Secretary, Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, Illinois 60661.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee held five meetings during the fiscal year ended June 30, 2007. The functions of the Corporate Governance and Nominating Committee are to assist the Board with respect to: (i) director qualification, identification, nomination, independence and evaluation; (ii) committee structure, composition, leadership and evaluation; (iii) succession planning for the CEO and other senior executives; and (iv) corporate governance matters. The Corporate Governance and Nominating Committee is to be composed of at least two members of the Board, each of whom is determined by the Board to be independent in accordance with the NYSE listing requirements and any applicable rules of the SEC. The current member of the Corporate Governance and Nominating Committee is Rodger D. Young, Chair. Until his death on May 23, 2007, R. David Anacker also served as a member of the Corporate Governance and Nominating Committee. The Board determined both of Messrs. Young and Anacker to be independent. The Corporate Governance and Nominating Committee operates under a written charter adopted by the Board, which is available on Grubb & Ellis’s website at www.grubb-ellis.com and printed copies of which may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, Illinois 60661.

Nomination of Directors

The Board, as a whole, is responsible for nominating individuals for election to the Board. The Corporate Governance and Nominating Committee assists the Board by identifying, screening and recommending candidates to the entire Board. Nominees for director are selected on the basis of their experience, achievements, judgment, intelligence, integrity, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties, and likelihood that he/she will be willing and able to serve on the Board for a sustained period. In connection with the selection of new nominees for director, due consideration is given to the Board’s overall balance of diversity of perspectives, backgrounds and experiences. The Corporate Governance and Nominating Committee will consider any suggestions offered by other directors or any stockholder with respect to potential directors. Stockholders may also nominate individuals for election to the Board in accordance with Grubb & Ellis’s By-Laws.

Audit Committee Report

The following Audit Committee Report is not to be deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) except to the extent that Grubb & Ellis specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into any filing under the Securities Act of 1933, as amended (the “1933 Act”) or the Exchange Act.

Composition of the Audit Committee

The Audit Committee is to be composed of at least three independent directors as practical based on Board composition. The current members of the Audit Committee are Robert McLaughlin, Chair, and F. Joseph Moravec. R. David Anacker served as Chair of the Audit Committee until his death on May 23, 2007. As a result of his death, Grubb & Ellis will not comply with requirements of Section 303A.07(a) of the NYSE Listed Company Manual (which requires each NYSE listed company to have at least three members on its audit committee). Since the non-compliance resulted from the death of a director, the NYSE has advised Grubb & Ellis that Grubb & Ellis has until November 23, 2007 to resolve the non-compliance before the NYSE will publicly disseminate a below compliance indicator. Upon the consummation of the merger, Grubb & Ellis will be in compliance with the NYSE requirements. The Board determined that the members of the Audit Committee are independent under the NYSE listing requirements and the Securities Exchange Act of 1934 as amended and the rules thereunder, and that Mr. McLaughlin is, and, prior to his death, Anacker was, an audit committee financial expert in accordance with rules established by the SEC.

Charter and Responsibilities of the Audit Committee

The Audit Committee operates under a written charter adopted by the Board. The charter of the Audit Committee was last revised effective September 20, 2006 and is available on Grubb & Ellis’s website at www.grubb-ellis.com and printed copies may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, Illinois 60661.

The primary function of the Audit Committee is to provide oversight relating to the corporate accounting functions, the systems of internal controls, and the integrity and quality of the financial reports of Grubb & Ellis. The responsibilities of the Audit Committee include recommending to the Board the appointment of independent accountants as auditors; approval of the scope of the annual audit; and a review of: (a) the independence and performance of the auditors; (b) the audit results and compliance with the auditors’ recommendations; and (c) financial reports to stockholders. In addition, the Audit Committee approves the selection of any vendor utilized for internal auditing; and monitors Grubb & Ellis’s internal audit function, its corporate accounting function and the effectiveness of internal controls, and compliance with certain aspects of Grubb & Ellis’s conflicts-of-interest policy.

The independent accountants are responsible for performing an independent audit of Grubb & Ellis’s consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. Management is responsible for Grubb & Ellis’s internal controls and the financial reporting process. The Audit Committee is responsible for monitoring these processes.

Business of the Committee for the 2007 Fiscal Year

The Audit Committee met eight times during the 2007 fiscal year. The meetings were designed to facilitate communications between the Audit Committee, management, the internal auditors, and Grubb & Ellis’s independent public accountants, Ernst & Young LLP. Management represented to the Audit Committee that Grubb & Ellis’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. The Audit Committee believes that management maintains an effective system of internal controls that results in fairly presented consolidated financial statements. The Audit Committee reviewed and discussed the audited consolidated financial statements for the 2007 fiscal year with management and the independent accountants. The Audit Committee meets with the independent accountants at the conclusion of each of their presentations. Management personnel are excused from these meetings.

The Audit Committee also discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent accountants, Ernst & Young LLP, as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. Additionally, the Audit Committee has discussed with Ernst & Young LLP the issue of its independence from Grubb & Ellis, and considered the compatibility of the non-audit services with the auditors’ independence. Since November 2002, all audit and non-audit services provided by Ernst & Young LLP were pre-approved by the Committee.

In reliance on the reviews and the discussions referred to above, the Audit Committee recommended to the Board of Directors and the Board approved the inclusion of the audited consolidated financial statements in Grubb & Ellis’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

THE AUDIT COMMITTEE

Robert J. McLaughlin, Chair
F. Joseph Moravec

The Company’s Auditors

Ernst & Young LLP (“Ernst & Young”), independent public accountants, served as Grubb & Ellis’s auditors for the 2007 fiscal year. Grubb & Ellis is currently evaluating who its independent public accountants will be following the conclusion of the merger. Representatives of Ernst & Young are expected to attend the special meeting and will be available to answer questions. They will have an opportunity to make a statement if they wish.

Compensation Committee

The Compensation Committee operates under a written charter adopted by the Board and revised effective July 6, 2006, which is available on Grubb & Ellis’s website at www.grubb-ellis.com and printed copies of which may be obtained upon request by contacting Investor Relations, Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, Illinois 60661.

NNN Realty Advisors

Overview

NNN Realty Advisors is a full-service commercial real estate asset management and services firm. NNN Realty Advisors sponsors real estate investment programs to provide investors with the opportunity to engage in tax-deferred exchanges of real property and to invest in other real estate investment vehicles. NNN Realty Advisors raises capital for these programs through an extensive network of broker-dealer relationships. NNN Realty Advisors also structures, acquires, manages and disposes of real estate for these programs, earning fees for each of these services. NNN Realty Advisors is a sponsor of tenant in common, or TIC, programs marketed as securities. NNN Realty Advisors also sponsors and advises public non-traded real estate investment trusts, or REITs, and real estate investment funds.

NNN Realty Advisors’ TIC programs are structured in reliance on Section 1031 of the Internal Revenue Code, which allows for the deferral of gain recognition on the sale of investment or business property if a number of conditions are satisfied. The tax that would otherwise be recognized in a taxable sale is deferred until the replacement property is sold in a taxable transaction. A public non-traded REIT is an SEC-registered REIT that does not list its common stock on a national securities exchange. NNN Realty Advisors registers its REIT offerings with the SEC so that it can sell to a large number of investors.

As of June 30, 2007, NNN Realty Advisors provided management services for a diverse portfolio of 172 properties, encompassing approximately 36 million square feet of office, healthcare office, multi-family and retail properties in 28 states that were purchased for approximately $5.0 billion in the aggregate. Since 1998, NNN Realty Advisors or its predecessor subsidiaries have raised over $2.8 billion of equity capital for its programs from approximately 25,000 investors. For the year ended December 31, 2006, NNN Realty Advisors generated pre-merger pro forma revenue of $135.4 million, pre-merger pro forma income from continuing operations of $9.5 million, and pre-merger pro forma basic and diluted earnings per share of NNN Realty Advisors’ common stock of $0.35. These pre-merger pro forma earnings per diluted share numbers reflect pre-merger pro forma historical income from continuing operations divided by shares outstanding as of December 31, 2006. For more information on the pre-merger pro forma financial information of NNN Realty Advisors, see “Unaudited NNN Pro Forma Condensed Combined Consolidated Statement of Operations of NNN Realty Advisors for the Year Ended December 31, 2006,” beginning on page 62.

NNN Realty Advisors divides its services into three business segments: transaction services, management services and dealer-manager services.

Transaction services.  NNN Realty Advisors’ transaction services consist of providing acquisition, financing and disposition services to its programs. NNN Realty Advisors’ fees from these services are usually a percentage of the purchase or sales prices of the real estate assets acquired or disposed of by these programs or, in the case of financing services, of the principal amount of the loan. From 1998 to June 30, 2007, NNN Realty Advisors or its predecessor subsidiary had acquired 230 properties for its programs with an aggregate acquisition purchase price of approximately $6.2 billion, and had disposed of 98 properties for an aggregate sales price of approximately $2.3 billion.

Management services.  NNN Realty Advisors’ management services operations consist of managing the properties owned by the programs it sponsors. NNN Realty Advisors also assists its programs in entity-level management services. NNN Realty Advisors’ revenue is based on the fees it generates from managing the assets or property, leasing commissions and legal, accounting and administrative services. NNN Realty Advisors is responsible for the asset and property management of all of the properties owned by its programs, but as of June 30, 2007, NNN Realty Advisors had subcontracted the property management of approximately 25.0% of the office, healthcare office and retail properties (based on square footage) and the property management of all of the multi-family properties to third parties. When NNN Realty Advisors subcontracts the management of properties to third parties, it retains a portion of the fees paid for such management. As of June 30, 2007, the office, healthcare office and retail properties owned by its programs had an occupancy rate of approximately 88.2% (based on square footage), and the multi-family properties owned by its programs had an occupancy rate of 93.8% (based on number of units).

Dealer-manager services.  NNN Realty Advisors facilitates capital raising transactions for its programs through Capital Corp., its NASD-registered broker-dealer. Capital Corp. is registered with the SEC, NASD and in all 50 states plus the District of Columbia. Capital Corp. has more than 50 NASD-registered representatives associated with it who act in various capacities, such as wholesale sales, national accounts and sales management, operations and compliance. Capital Corp. acts as wholesale dealer-manager for most of NNN Realty Advisors’ programs and currently does not provide securities services to any third party. Capital Corp and its registered representatives also occasionally act in a retail capacity, distributing NNN Realty Advisors’ securities products to friends and family and others in certain other limited circumstances.

NNN Realty Advisors’ wholesale dealer-manager services are carried out through a diverse selling group of third-party broker-dealers and their registered representatives that service the clients who invest in NNN Realty Advisors’ products. As dealer-manager, Capital Corp. collects selling commissions and reallows most of these commission to the selling broker-dealers. Capital Corp. also receives marketing and due diligence allowances in connection with NNN Realty Advisors’ offerings. While a portion of the marketing and due diligence allowances may be reallowed to members of the selling group, the majority is retained by Capital Corp.

Our History

Formation Transactions.  NNN Realty Advisors was organized as a corporation in the State of Delaware in September 2006. Its fiscal year ends December 31. It was formed to acquire each of Triple Net Properties, Realty and Capital Corp., and to bring the businesses conducted by those companies under one corporate umbrella. In connection with the acquisition, NNN Realty Advisors effected the following transactions, which it refers to as the formation transactions:

•	NNN Realty Advisors entered into an agreement and plan of merger with Triple Net Properties, which was owned by Anthony W. Thompson, Scott D. Peters, Louis J. Rogers and a number of other employees and third-party investors. In connection with the merger agreement, NNN Realty Advisors entered into contribution agreements with the holders of a majority of the common membership interests of Triple Net Properties. Under the merger agreement and the contribution agreements, NNN Realty Advisors issued 19,741,407 shares of its common stock (to accredited investor members) and $986,000 in cash (to unaccredited investor members in lieu of the shares of its common stock they would otherwise have been entitled to receive) in exchange for all the common member interests. Triple Net Properties became a wholly-owned subsidiary of NNN Realty Advisors in November 2006.

•	NNN Realty Advisors entered into a contribution agreement with Mr. Thompson and Mr. Rogers pursuant to which they contributed all of the outstanding shares of Realty in exchange for 4,686,500 shares of NNN Realty Advisors’ common stock and, with respect to Mr. Thompson, $9.4 million in cash in lieu of 22.3% of the shares of its common stock he would otherwise have been entitled to receive. Realty became a wholly-owned subsidiary of NNN Realty Advisors in November 2006.

•	NNN Realty Advisors entered into a contribution agreement with Mr. Thompson, Mr. Rogers and Kevin K. Hull pursuant to which they contributed all of the outstanding shares of Capital Corp. in exchange for 1,323,500 shares of NNN Realty Advisors’ common stock and, with respect to Mr. Thompson, $2.7 million in cash in lieu of 33.5% of the shares of its common stock he would otherwise have been entitled to receive. Capital Corp. became a wholly-owned subsidiary of NNN Realty Advisors in December 2006 following receipt of NASD approval.

NNN Realty Advisors did not obtain any representations from the owners of Triple Net Properties relating to the prior operations of, and liabilities associated with, Triple Net Properties, and obtained very limited representations and indemnities from the owners of Realty and Capital Corp. for the prior operations of, and liabilities associated with, those companies arising from events or circumstances occurring or existing prior to the formation transactions. Triple Net Properties obtained a fairness opinion from an independent valuation firm in connection with the formation transactions.

The following chart illustrates NNN Realty Advisors’ organizational structure following the formation transactions, including its primary operating subsidiaries. NNN Realty Advisors’ operations are primarily conducted through Triple Net Properties. Realty generally acts as a property manager for NNN Realty Advisors’ programs and Capital Corp., a NASD registered broker dealer, typically acts as a dealer manager for NNN Realty Advisors’ various programs.

Private Placement.  In November 2006, NNN Realty Advisors completed its 144A private equity offering. Pursuant to the terms of a registration rights agreement entered into in connection with the 144A private equity offering, on May 7, 2007, NNN Realty Advisors filed with the SEC a registration statement on Form S-1 to register the resale of the shares. NNN Realty Advisors is currently in compliance with the terms of the registration rights agreement. Upon completion of the merger, NNN Realty Advisors intends to withdraw its Form S-1 with the SEC.

NNN Realty Advisors’ Investment and Management Process

NNN Realty Advisors’ historical acquisition activity that has resulted in its accumulation of approximately $5.0 billion (by purchase price) in properties currently under management as of June 30, 2007. NNN Realty Advisors’ relationships in the national commercial real estate brokerage community provides it with an extensive information network that enables it to identify acquisition opportunities at an early stage in both current and new markets. NNN Realty Advisors has previously entered into joint venture agreements with third parties with expertise in the multi-family sector to locate properties. Additionally, its regional and local asset and property management employees located in its offices around the country are a valuable source of market intelligence.

NNN Realty Advisors seeks to identify property acquisition opportunities in recovering markets where the property is being acquired at a discount to replacement value and where there is rental income appreciation potential as a result of below market rents. NNN Realty Advisors also seeks out property acquisition opportunities in markets that have had and are expected to have positive long-term economic fundamentals and demographic trends. NNN Realty Advisors looks at markets that are currently attractive and tries to anticipate additional markets that are likely to become attractive in the future.

The properties NNN Realty Advisors seeks are typically of quality construction with modern and efficient building systems. NNN Realty Advisors seeks out properties with favorable locations allowing easy access to relevant surrounding amenities. Desired properties have a tenant rent roll with quality and, if possible, credit tenants and have no excessive lease expirations occurring in any given year.

Once NNN Realty Advisors has identified a property acquisition opportunity, it initiates a financial underwriting and due diligence process to determine the value of the property. NNN Realty Advisors relies on a staff of approximately 70 asset, regional and property managers, many of whom are familiar with local property values in various areas of the United States, as well as on local independent brokers in the property’s area and local market data, to determine property values. NNN Realty Advisors’ staff also studies the tenant leases on the property to ascertain the stability of the property’s cash flow. NNN Realty Advisors’ staff and, on occasion, outside contractors conduct a physical inspection of the property to determine its capital improvement needs.

Once NNN Realty Advisors has acquired a property, it actively manages the property to increase rental and other income and works to decrease expenses so as to increase net operating cash flows and, by extension, long-term property value. Renewing desired tenants and seeking out new tenants that generate current market rental income are primary initiatives of its local property management process. On the expense side, it actively tries to create economies of scale so as to reduce expenses, such as purchasing an umbrella insurance policy for all its managed properties at a reduced rate as compared to numerous separate policies.

NNN Realty Advisors’ total property management staff consists of approximately 250 people located around the country and subcontracts for management services in areas where it does not have personnel. NNN Realty Advisors outsources all capital improvement and construction work.

Real Estate Investor Programs

As of June 30, 2007, NNN Realty Advisors’ significant sponsored programs included the following:

Program	Status

138 TIC programs	Currently operating
NNN Apartment REIT, Inc.	Currently operating; three-year offering period ending July 19, 2009
NNN Healthcare/Office REIT, Inc.	Currently operating; two-year offering period ending September 20, 2008
NNN 2003 Value Fund, LLC	Currently operating
NNN Opportunity Fund VIII, LLC	Currently operating
G REIT, Inc.	In stockholder-approved liquidation*
T REIT, Inc.	In stockholder-approved liquidation*
NNN 2002 Value Fund, LLC	In unitholder approved liquidation*

*	Liquidation to be completed upon the disposition of the properties currently held by the program.

In addition, NNN Realty Advisors is in the process of marketing Strategic Office Fund I, L.P., to raise $500 million in equity capital, and continues to initiate additional TIC programs on an on going basis. From

1998 through June 30, 2007, NNN Realty Advisors’ (and its predecessor subsidiaries’) programs have acquired more than $6.6 billion in the aggregate (by purchase price) in properties.

Industry Overview

TIC/1031 Exchanges

Section 1031 of the Internal Revenue Code permits the deferral of gain recognition on the sale of investment or business property if a number of conditions are satisfied, including the acquisition of “like kind” replacement property. The tax that otherwise would be recognized in a taxable sale is deferred until the replacement property is sold in a taxable transaction. There is no limitation on the number of times a taxpayer may enter into such an exchange transaction, thereby making it possible in many cases to obtain long-term deferral of gain recognition.

Most real estate in the United States is held in fee simple and the IRS has concluded that fee simple and TIC interests in real property are of “like kind.” In 1984, Congress amended Section 1031 to exclude an exchange of “interests in a partnership.” TIC arrangements among property owners which are deemed partnerships for tax purposes would not be eligible to make use of Section 1031. Properly structured TIC programs, however, are designed as tenancy in common or co-ownership arrangements to avoid partnership classification. In 2002, the IRS issued guidance reflecting its approval of properly structured TIC arrangements.

In recent years there has been a move by many investors to invest in TIC programs, as these programs provide an opportunity of owning institutional-quality real estate. NNN Realty Advisors’ TIC programs permit investors to both defer taxes under Section 1031 and also to delegate day-to-day management to NNN Realty Advisors. Most investors do not have sufficient funds from their relinquished property sale to acquire a large institutional quality property on their own. Without a TIC program, these investors would be forced to acquire another similarly sized replacement property in order to qualify for the deferred tax benefits of Section 1031. For investors with substantial funds, TIC programs also allow them to diversify their portfolio by acquiring multiple TIC interests, thereby decreasing investment risk.

TIC transactions have gained popularity significantly since 2001, when TIC programs raised approximately $166.6 million, according to Omni Brokerage, Inc. In 2002, 2003, 2004, 2005 and 2006 TIC programs raised approximately $356.6 million, $756.0 million, $1.7 billion, $3.2 billion and $3.7 billion of equity, respectively, according to Omni Brokerage, Inc.

Public Non-traded REITs

According to The Stanger Report, in 2004, 2005 and 2006 active public non-traded REIT programs raised approximately $6.3 billion, $5.8 billon and $6.7 billion in equity, respectively, and approximately $7.3 billion through the second quarter of 2007. The 29 active public non-traded REITs that raised $6.7 billion of equity in 2006 were focused on asset classes including office, healthcare, industrial, retail, multi-family and hotels. Capital raising volumes are, in part, driven by the number of programs active in any given year.

Fees and Services

The following chart summarizes the range of fees NNN Realty Advisors typically earns for its significant transaction and management services in its TIC programs and public non-traded REIT programs. These fees vary, and there can be no assurance that it will earn all of these fees, or fees within these ranges, for any program.

Typical Fees
Services	TIC Programs	Public Non-Traded REITs

Transaction Services:
Acquisition Stage
Acquisition Fee	Up to 3.0% of purchase price	Up to 3.0% of purchase price
Financing Fee	Up to 1.0% of principal amount of the loan	Up to 1.0% of principal amount of the loan
Organizational Marketing Expense Allowance (OMEA)	Up to 2.5% of gross proceeds from equity raise	N/A
Organization and offering expense	N/A	Up to 1.5% of gross proceeds
Disposition Stage
Disposition Fee	Up to 3.0% of gross sales price	Lesser of 50.0% of market real estate commission or up to 1.75% of the gross sales price
Management Services:
Operating Stage
Asset Management Fee	None	Up to 1.0% of average invested assets
Property Management Fee	Up to 6.0% of gross income	Up to 4.0% of gross income
Dealer-Manager Services:
Selling Commissions(1)	0%	0%
Marketing and Due Diligence Expenses	Up to 3.5% of gross proceeds(2)	Up to 3.0% of gross proceeds(3)

(1)	Capital Corp. typically charges selling commissions equal to up to 7.0% of the gross proceeds of a transaction, but virtually all of these commissions are passed on or reallowed to selling broker-dealers.

(2)	Capital Corp. typically passes on or reallows up to 1.75% of these fees to selling broker-dealers, which is recorded as a contra-revenue, offsetting the 3.5% gross proceeds. Additionally, Capital Corp. pays out up to 1.25% as override commissions, which are recorded as an expense.

(3)	Capital Corp. typically passes on or reallows up to 1.5% of these fees and any due-diligence expenses, which may account for up to 0.5% of these fees, to selling broker-dealers. The 1.5% is recorded as contra-revenue, offsetting the 3.0% gross proceeds. Additionally, Capital Corp. pays out up to 1.25% as override commissions, which are recorded as an expense.

Transaction Services

In NNN Realty Advisors’ transaction services segment, it represents the interests of investors who invest in TICs, public non-traded REITs and other real estate investment vehicles, in acquisition and disposition transactions. These transaction services involve various types of commercial real estate, including office, healthcare office, multi-family and retail properties. NNN Realty Advisors provides real estate capital placement services, which includes targeting an acquisition asset and structuring the transaction. NNN Realty Advisors also provides financing services, such as finding financing (and subsequent refinancing) services for the acquisition of a property. Transaction services represented 52.9% of its pro forma total services revenue for the year ended December 31, 2006.

Management Services

NNN Realty Advisors’ management services team develops and implements specific assets and property level strategies to increase investment value for real estate investors, including leasing and corporate governance for the entities that own the properties and, with respect to publicly-traded REITs, outside governance, management and accounting services. Management services represented 31.5% of its pro forma total services revenue for the year ended December 31, 2006.

Asset management focuses on the development and implementation of specific property level strategies to increase investment value of the asset. These services include the following:

•	create and implement overall strategy for each asset which includes leasing plan, product improvement plan, budget, refinance strategy (if applicable) and ultimate exit strategy;

•	create additional value through leasing (new and renewal);

•	consistently monitor cash position to ensure cash reserves are sufficient for anticipated expenses;

•	create, implement, and oversee asset repositioning strategies where applicable; and

•	financial management services, including financial reporting and analysis.

Property management focuses on enhancing the operational and financial performance of programs by maintaining high levels of occupancy and lowering property costs by offering a wide range of management services. These services include the following:

•	oversight of building management services, such as maintenance, landscaping, security, owner’s insurance, safety and environmental risk management and capital repairs;

•	initiating an annual bid process for all contracted services to control property costs;

•	facilitate tenant relations services, such as promotional activities, processing tenant work orders and lease administration services;

•	interfacing with tenants’ development or construction services personnel in coordinating tenant finish of a rental space; and

•	ensure that tenants pay all rent and operating expense billings to the property on a timely basis and properly enforce all lease provisions.

Dealer-Manager Services

Capital Corp., NNN Realty Advisors’ wholly-owned subsidiary, has acted as a dealer-manager since August 1986, and since the inception of Triple Net Properties in 1998 it has facilitated capital raising transactions for most of NNN Realty Advisors’ various programs. Dealer-manager services represented 15.5% of NNN Realty Advisors’ pro forma total services revenue for the year ended December 31, 2006.

Environmental Matters

NNN Realty Advisors generally undertakes a third-party Phase I investigation of potential environmental risks when evaluating an acquisition. A “Phase I investigation” is an investigation for the presence or likely presence of hazardous substances or petroleum products under conditions that indicate an existing release, a post release or a material threat of a release. A Phase I investigation does not typically include any sampling. NNN Realty Advisors’ programs may acquire a property with environmental contamination, subject to a determination of the level of risk and potential cost of remediation.

Federal, state and local laws and regulations impose environmental zoning restrictions, use controls, disclosure obligations and other restrictions that impact the management, development, use or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties. If transactions in which NNN Realty Advisors is involved are delayed or abandoned as a result of these restrictions, then its business could be adversely affected. In addition, a failure by NNN Realty Advisors to disclose environmental concerns in connection with a real estate transaction conducted by one of its programs may subject that program to liability to a buyer or lessee of property.

Various environmental laws and regulations also can impose liability for the costs of investigating or remediating hazardous or toxic substances at sites currently or formerly owned or operated by a party, or at off-site locations to which such party sent wastes for disposal. As a property manager, NNN Realty Advisors could be held liable as an operator for any such contamination, even if the original activity was legal and it had no knowledge of, or did not cause, the release or contamination. Further, because liability under some of these laws is joint and several, it could be held responsible for more than its share, or even all, of the costs for such contaminated site if the other responsible parties are unable to pay. It could also incur liability for property damage or personal injury claims alleged to result from environmental contamination, or from asbestos-containing materials or lead-based paint present at the properties it manages. Similarly, it is obliged, under the debt financing arrangements on the properties owned by its TIC programs, to provide an indemnity to the lenders for environmental liabilities and to remediate any environmental problems that might arise. Insurance for these matters may not always be available, or sufficient to cover its losses. Certain requirements governing the removal or encapsulation of asbestos-containing materials, as well as recently enacted local ordinances obligating property managers to inspect for and remove lead-based paint in certain buildings, could increase its costs of legal compliance and potentially subject it to violations or claims.

Competition

NNN Realty Advisors believes there are only limited barriers to entry in its business. Current and future competitors may have more resources than it does. Its programs face competition generally from REITs, institutional pension plans and other public and private real estate companies and private real estate investors for the acquisition of properties and for raising capital to create programs to make these acquisitions. In transaction services, it faces competition with other real estate firms in the acquisition and disposition of properties, and it also competes with other sponsors of real estate investor programs for investors to provide the capital to allow it to make these investments. It also competes against other real estate companies who may be chosen by a broker-dealer as an investment platform instead of NNN Realty Advisors. In management services, it competes with other broker-dealers and other properties for viable tenants for its programs’ properties. NNN Realty Advisors’ dealer-manager faces competition from institutions that provide or arrange for other types of financing through private or public offerings of equity or debt and from traditional bank financings.

Management Conflicts

NNN Realty Advisors’ management is subject to various conflicts of interest arising out of its relationship with its dealer-manager and its programs. All agreements and arrangements, including those relating to compensation, among its programs, its dealer-manager and NNN Realty Advisors, are generally not the result of arm’s-length negotiations. The limitations described below have been adopted to control when NNN Realty Advisors enters into transactions among its programs, its dealer-manager and itself.

Additionally, NNN Realty Advisors may experience conflicts of interests with its directors, officers and affiliates from time to time with regard to any of its investments, transactions and agreements in which they hold a direct or indirect pecuniary interest. NNN Realty Advisors receives substantial fees from its programs, which could influence its advice to them. In addition, management has the ability to direct the program to take certain actions or to make recommendations to the program’s members or REIT board of directors, as appropriate. Members or stockholders of these programs are entitled to voting rights as set forth in the governing documents for such program, and as provided by applicable law. These compensation arrangements could affect the judgment of each of its executive officers and its non-independent directors with respect to:

•	the continuation, renewal or enforcement of the management or advisory agreement with its programs;

•	public offerings of equity by its programs, which may entitle it to increased acquisition and asset management fees relating to properties acquired with the offering proceeds;

•	property acquisitions and dispositions, which entitle it to real estate commissions and disposition fees;

•	property acquisitions from third parties, which entitle it to future asset management fees;

•	borrowings to acquire properties, which borrowings may increase the loan placement fee payable to it;

•	property sales, which entitle it to possible incentive distributions;

•	whether and when its public non-traded REITs seek to list their common equity on a national securities exchange or national market system, which listing could entitle it to a potential incentive cash or stock payment for such listing; and

•	whether and when its programs seek to sell the program related company or such company’s assets, which sale could entitle it to an incentive cash payment in connection with such sale.

NNN Realty Advisors also faces conflicts of interests in allocating property acquisition opportunities and prospective tenants among competing programs it sponsors, or if the property owned by one of its programs (or an interest therein) is sold to another program.

NNN Realty Advisors’ programs generally rely on it to manage their properties and daily operations. Many of the same persons serve as directors, officers and employees of NNN Realty Advisors and its programs. Some of NNN Realty Advisors’ key executives may have conflicts of interest in their compensation incentives and in allocating management time, services and functions among NNN Realty Advisors and its various existing programs and any future programs or business ventures that they may organize or in which they may serve. NNN Realty Advisors believes that it employs sufficient staff to be fully capable of discharging its responsibilities in connection with its various programs, but its key executives typically devote only as much of their time to the business of its investor programs as they determine is reasonably required, which may be substantially less than their full time. Further, during times of intense activity in certain programs, these key executives may devote less time and fewer resources to other investor programs business than are necessary to manage their business.

The management or advisory agreements that NNN Realty Advisors enters into with its programs typically specify the types and specificities of the assets that the programs are permitted to purchase. Each program has a specified acquisition process which NNN Realty Advisors believes helps eliminate competition between its programs. However, conflicts may from time to time arise, and the advisory agreements provide rights of first opportunity to establish which program has priority over a potential acquisition. For example, the advisory agreement between NNN Apartment REIT, Inc., and NNN Apartment Advisor, LLC, of which Triple Net Properties is the managing member, gives NNN Apartment REIT the first opportunity to purchase income-producing apartment properties, generally less than five years old, placed under contract by NNN Realty Advisors or its affiliates, provided that NNN Apartment REIT’s board of directors votes to make the purchase within seven days of being offered such property.

The independent directors of NNN Realty Advisors’ programs generally must, by majority vote, approve all actions that present potential conflicts between it and the relevant program. Subject to these requirements, the programs’ bylaws typically provide that its directors, officers, employees and agents, including NNN Realty Advisors or any of its subsidiaries, may have business interests and engage in business activities similar to the business to be conducted by the program, as is consistent with their fiduciary duties owed to the program under applicable law.

Regulation

Transaction and Property Management Services

NNN Realty Advisors and its brokers, salespersons and, in some instances, property managers are regulated by the states in which it does business. These regulations may include licensing procedures, prescribed professional responsibilities and anti-fraud provisions. NNN Realty Advisors’ activities are also subject to various local, state, national and international jurisdictions’ fair advertising, trade, housing and real estate settlement laws and regulations and are affected bylaws and regulations relating to real estate and real estate finance and development. Because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state statutory requirements and licensing regimes and the possible liability resulting from non-compliance have increased.

Dealer-Manager Services

The securities industry is subject to extensive regulation under federal and state law. Broker-dealers are subject to regulations covering all aspects of the securities business. In general, broker-dealers are required to register with the SEC and to be members of the NASD or The New York Stock Exchange. As a member of the NASD, NNN Realty Advisors’ broker-dealer business is subject to the requirements of the Securities Exchange Act of 1934 and the rules promulgated thereunder relating to broker-dealers and to the Rules of Fair Practice of the NASD. These regulations establish, among other things, the minimum net capital requirements for NNN Realty Advisors’ broker-dealer business. Such business is also subject to regulation under various state laws in all 50 states and the District of Columbia, including registration requirements.

Employees

As of June 30, 2007, NNN Realty Advisors had approximately 500 employees. NNN Realty Advisors generally believes that its relationship with its employees is good. None of its employees are subject to a collective bargaining agreement or are members of a trade union. Certain of the employees of the Congress Center and 123 Wacker Drive in Chicago, Illinois, are subject to an agreement between the Building Owners and Managers Association of Chicago, or BOMAC, and the International Union of Operating Engineers Local 399, dated May 19, 2005, covering engineers and trainees, effective from May 23, 2005 through May 18, 2008. This agreement regulates certain pay rates and benefits owed to the employees of these buildings.

Insurance

NNN Realty Advisors provides insurance on all of its properties under an umbrella coverage plan. NNN Realty Advisors passes along the cost of the premium to the relevant properties, who pay their proportionate share. NNN Realty Advisors believes that its properties are covered by adequate fire, flood and property insurance provided by reputable companies. However, some of the properties are not covered by disaster-type insurance with respect to certain hazards (such as earthquakes or hurricanes) for which coverage is not available or available only at rates which, in its opinion, are prohibitive.

Legal Proceedings

SEC Investigation

On September 16, 2004, Triple Net Properties learned that the SEC Los Angeles Enforcement Division, or the SEC Staff, is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC Staff requested information from Triple Net Properties relating to disclosure in public and private securities offerings sponsored by Triple Net Properties and its affiliates prior to 2005, or the Triple Net Properties securities offerings. The SEC Staff also requested information from Capital Corp., the dealer-manager for the Triple Net Properties securities offerings. The SEC Staff requested financial and other information regarding the Triple Net Properties securities offerings and the disclosures included in the related offering documents from each of Triple Net Properties and Capital Corp. Triple Net Properties and Capital Corp. believe they have cooperated fully with the SEC Staff’s investigation.

Triple Net Properties and NNN Capital Corp. are engaged in settlement negotiations with the SEC staff regarding this matter. Based on these negotiations, NNN Realty Advisors’ management believes that the conclusion to this matter will not result in a material adverse affect to its results of operations, financial condition or ability to conduct its business, and NNN Realty Advisors has accrued a loss contingency of $600,000 at December 31, 2006 on behalf of Triple Net Properties and Capital Corp. on a consolidated basis.

To the extent that NNN Realty Advisors pays the SEC an amount in excess of $1.0 million in connection with any settlement or other resolution of this matter, Anthony W. Thompson, NNN Realty Advisors’ founder and Chairman of the Board, has agreed to forfeit to NNN Realty Advisors up to 1,210,000 shares of NNN Realty Advisors’ common stock. In connection with this arrangement, NNN Realty Advisors has entered into an escrow agreement with Mr. Thompson and an independent escrow agent, pursuant to which the escrow agent holds these 1,210,000 shares of common stock that are otherwise issuable to Mr. Thompson in connection with NNN Realty’s Advisors’ formation transactions to secure Mr. Thompson’s obligations to NNN Realty Advisors. Mr. Thompson’s liability under this arrangement will not exceed the value of the shares in the escrow.

Clearview

On February 11, 2004, Clearview Properties, or Clearview, filed a petition in the District Court of the 270th Judicial District, Harris County, Texas against Property Texas SC One Corporation, Clarion Partners, LLC, and Granite Partners I, LLC, three unaffiliated entities, and Triple Net Properties, T REIT, Inc. and Triple Net Properties Realty, Inc., or the Triple Net Entities. The complaint alleged that the Triple Net Entities willfully and intentionally interfered with an agreement between Property One and Clearview for the sale of certain real property located in Houston, Texas by Property One to Clearview. On January 7, 2005, Clearview filed an amended complaint which also alleged that the Triple Net Entities breached a contract between Clearview and the Triple Net Entities for the sale of the Houston, Texas property by Clearview to the Triple Net Entities and for conspiracy with Property One to breach this contract. On March 25, 2005, Clearview filed a further amended complaint which named T REIT, L.P. as an additional Triple Net Entity defendant and dropped Triple Net Properties Realty, Inc. as a defendant.

On May 4, 2005, the Court denied the Triple Net Entities’ motion for summary judgment. On July 28, 2005, the Triple Net Entities filed their second amended motion for summary judgment to dismiss the claims against them based on the position that there were no genuine issues of material fact, which amended motion was granted in their favor by the Court on August 8, 2005. On December 12, 2005, a one-day trial was held to determine their ability to recover from Clearview attorneys’ fees, expenses and costs incurred in this case, as provided for pursuant to the terms of the agreements underlying Clearview’s breach of contract claims against them. On May 17, 2006, the Court entered a final judgment awarding the Triple Net Entities $212,000 in attorneys’ fees for services rendered, $25,000 for attorneys’ fees if Clearview unsuccessfully appeals the case to the court of appeals, and $13,000 for attorneys’ fees if Clearview unsuccessfully appeals the case to the Texas Supreme Court. Clearview has indicated that it intends to appeal the Court’s grant of the second amended motion for summary judgment. On June 16, 2006, Clearview filed a motion for a new trial; however, on September 8, 2006, the Triple Net Entities were notified that Clearview’s motion for a new trial was overruled by operation of law. On August 8, 2006, Clearview filed its notice of appeal of the grant of summary judgment which was amended on August 14, 2006. On April 27, 2007, the Court of Appeals abated the appeal and ordered the Court to file findings of fact and conclusions of law no later than May 17, 2007. The appeal was reinstated on May 18, 2007.

Mission Residential

In October 2004, Triple Net Properties and Mission Residential, LLC, or Mission Residential, formed NNN/Mission Residential Holdings, LLC, or NNN/Mission, and entered into an operating agreement dated as of October 1, 2004. Under this agreement, Mission Residential was to locate multi-family replacement property appropriate for NNN Realty Advisors’ TIC programs, conduct due diligence on the property, obtain financing for and close the acquisition of the property, manage the property through an affiliate, and provide property disposition services. Triple Net Properties’ responsibilities under the agreement were to maintain the books and records of NNN/Mission, provide accounting and tax preparation services, oversee placement of the equity for the acquisition of the properties and be responsible for investor relations. The agreement provides that for one year following the acquisition of the first property under the agreement, Mission Residential had the obligation to show properties that it identified for acquisition exclusively to Triple Net Properties. In addition, the agreement provides that Mission Residential was obligated to use its best efforts to present four properties in 2004 and a total of 22 properties in 2005 to Triple Net Properties.

Only four multi-family properties were presented in 2004, and none in 2005, despite Triple Net Properties’ repeated request for properties. Mission Residential subsequently syndicated nine multi-family properties on its own during the relevant period. Triple Net Properties filed a statement of claim with the American Arbitration Association, or AAA, claiming that Mission Residential had breached the exclusivity and best efforts provisions of the agreement. Mission Residential filed responses denying the claim and contesting the arbitrator’s jurisdiction to hear the matter. Mission Residential did not initially file a counterclaim against Triple Net Properties. The arbitrator ruled in July 2006 that he had jurisdiction to hear the claim, ordered the parties to proceed with discovery, and set a hearing date of January 29, 2007 through February 2, 2007. The arbitrator also granted Triple Net Properties leave to file an amended statement of claim asserting Mission Residential materially breached the operating agreement, willfully breached its fiduciary duties and committed willful misconduct by usurping the nine properties during the relevant period of the agreement.

In an effort to avoid having the arbitration go forward, Mission Residential filed a lawsuit in the Fairfax Circuit Court seeking an injunction and a declaration that Triple Net Properties’ claim is not subject to the agreement’s arbitration provision. The lawsuit also sought an unspecified amount of damages on behalf of NNN/Mission for Triple Net Properties’ alleged breaches of fiduciary duty primarily related to alleged accounting issues. The trial court dismissed the request for an injunction and dismissed the suit ruling that Mission Residential’s claims should be asserted in arbitration. Mission Residential appealed that ruling to the Supreme Court of Virginia by filing a petition for appeal and requested a stay be issued enjoining the arbitration. Additionally, Mission Residential sought and was granted leave in the arbitration to assert a counterclaim that Triple Net Properties was the first to breach the agreement.

Both parties presented extensive evidence and testimony at the evidentiary hearing and submitted extensive post-hearing briefs. Contemporaneous with the parties submitting post-hearing briefs to the arbitrator, the Supreme Court of Virginia, or the Court, heard oral argument on Mission Residential’s petition. On April 27, 2006, the Court granted Mission Residential’s appeal, but denied Mission Residential’s motion to stay the arbitration. No hearing date has been set at this time on Mission Residential’s appeal. On May 2, 2007, the arbitrator issued an interim award. The award specifically finds that Mission Residential materially breached the operating agreement and committed willful misconduct in usurping the nine properties. The award also denies Mission Residential’s counterclaim and orders payments which would result in Triple Net Properties receiving a net of $2,489,000 from the award. Further, the award states that Triple Net Properties has substantially prevailed in the arbitration, thereby necessitating the reopening of the evidentiary hearing to allow Triple Net Properties to submit a statement of account of its separate expenses and costs, including attorneys’ fees. On June 15, 2007, the arbitrator issued a final award which confirmed the net interim award of $2,489,000 to Triple Net Properties plus fees and expenses of $34,181.

Just prior to the evidentiary hearing, Mission Residential initiated an arbitration proceeding relating to a dispute between Mission Residential and Triple Net Properties regarding a buy-sell right in the operating agreement. Neither Triple Net Properties nor Mission Residential seeks any monetary damages in this matter. Rather, both parties seek declaratory relief as to which has the right to purchase the other’s interest. To date, the AAA has appointed an arbitrator and an evidentiary hearing which was originally scheduled for September 20 and 21, 2007 has been postponed. Triple Net Properties believes the arbitrator’s finding that Mission Residential materially breached the operating agreement may result in the buy-sell dispute being dismissed.

CORE

On September 1, 2006, Triple Net Properties filed a civil lawsuit against CORE Realty Holdings, LLC, or CORE, entitled, Triple Net Properties, LLC v. CORE Realty Holdings, LLC; Aaron G. Cook; Laurie Levassar; and Michelle Moore, in the United States District Court for the Central District of California. Triple Net Properties believes that CORE and several of its employees, also named in the lawsuit and former employees of Triple Net Properties, engaged in a series of related and intentional acts intended to harm Triple Net Properties and its business, including misappropriation of confidential and proprietary information and wrongful solicitation of clients and employees. Triple Net Properties alleges that CORE and its employees have engaged in tortious and illegal conduct, including (1) misappropriation of trade secrets; (2) violation of the Computer Fraud and Abuse Act; (3) violation of the California Unfair Competition Law; (4) breach of contract; (5) breach of fiduciary duty and breach of loyalty; (6) conversion; (7) tortious interference with prospective business advantage; and (8) criminal eavesdropping. Triple Net Properties requested remedies include: (a) preliminary and permanent injunctions requiring CORE, Cook, Levassar, and Moore to return all confidential and proprietary information that was wrongfully obtained and preventing them from using or in any way gaining a competitive advantage as a result of this information; (b) monetary damages not less than fifty million dollars ($50,000,000); (c) disgorgement of CORE and its employees’ ill gotten gains; and (d) punitive damages. At this time, NNN Realty Advisors cannot forecast with reasonable certainty the potential costs associated with the lawsuit or the outcome of the lawsuit.

The parties stipulated to arbitrate Triple Net Properties’ claims against Cook, Levassar and Moore. Triple Net Properties has filed a Demand for Arbitration with Judicial Arbitration and Mediation Services, Inc. and served that demand on the individual defendants. The Demand for Arbitration alleges the same claims asserted in the civil lawsuit, which is still proceeding in Federal court as to CORE. Neither CORE nor any of the individual defendants have filed cross-claims against Triple Net Properties in either proceeding. At this time, NNN Realty Advisors cannot forecast with reasonable certainty the outcome of either proceeding.

Other Matters

Louis J. Rogers served as the President of Triple Net Properties from August 2004 to April 2007. On April 4, 2007, NNN Realty Advisors terminated Mr. Rogers’ employment for cause (as defined in his employment agreement). On April 6, 2007, Mr. Rogers served a demand for arbitration pursuant to his employment agreement claiming an unspecified amount of damages for wrongful termination and for breach of his employment agreement. A date for arbitration has not been set, and the parties have not yet appointed an arbitrator. NNN Realty Advisors intends to vigorously defend the claim, but at this time NNN Realty Advisors cannot forecast with reasonable certainty the potential costs associated with the arbitration or the outcome of the arbitration.

NNN Realty Advisors is involved in various other lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of NNN Realty Advisors’ management, immaterial both individually and in the aggregate with respect to its consolidated financial position, liquidity or results of operations.

Properties

NNN Realty Advisors’ corporate headquarters are located at 1551 North Tustin Avenue, Suite 300, Santa Ana, California, 92705. Under a lease dated March 1, 2006, NNN Realty Advisors leases its headquarters from Tustin Centre Tower, LLC, for an annual rent of approximately $1.2 million for the first 14 months, and an increase of 3.0% for each 12-month period thereafter. NNN Realty Advisors’ lease expires in December 2013. NNN Realty Advisors also maintains seven regional offices in Dallas, Texas; Denver, Colorado; Las Vegas, Nevada; New York, New York; Santa Ana, California; Philadelphia, Pennsylvania; and Richmond, Virginia that are also leased.

As of June 30, 2007, NNN Realty Advisors owned one office property in Colorado, which it repurchased from a TIC program in 2005. In addition, from time to time NNN Realty Advisors will purchase properties and hold them for subsequent sale to its programs. As of June 30, 2007, NNN Realty Advisors held three of these properties.

Executive Officers and Directors

The following table and discussion sets forth, as of the date of this prospectus, the names and ages of NNN Realty Advisors’ current directors and its executive officers. Executive officers are appointed by its board of directors and shall serve until the expiration of their contracts, their death, resignation or removal by the board of directors. NNN Realty Advisors’ directors serve one year terms or until their successors are elected and qualified or until their death, resignation or removal in the manner provided in NNN Realty Advisors’ certificate of incorporation, bylaws or other relevant operating documents. The present term of each of the directors will expire at the next annual meeting of NNN Realty Advisors’ stockholders.

Name	Age	Position with Company

Anthony W. Thompson	60	Founder and Chairman of the Board
Scott D. Peters	49	Chief Executive Officer, President and Director
Andrea R. Biller	57	General Counsel, Executive Vice President and Secretary
Francene LaPoint	42	Chief Financial Officer
Jeffrey T. Hanson	36	Chief Investment Officer
Glenn L. Carpenter	64	Director
Harold H. Greene	68	Director
Gary H. Hunt	57	Director
D. Fleet Wallace	39	Director
Louis J. Rogers	50	Director

Compensation of Directors

NNN Realty Advisors has agreed to pay each of its non-employee directors an annual retainer of $45,000, each non-employee committee chairperson an annual retainer of $5,000 (except for the audit committee chairperson, who earned an annual retainer of $10,000), an attendance fee of $1,500 for each regular or special board meeting, including meetings of the executive committee, and an attendance fee of $500 for each committee meeting attended. The table below summarizes the compensation received by non-employee directors for the year ended December 31, 2006. NNN Realty Advisors’ employee directors do not receive separate compensation for serving on the board of directors. NNN Realty Advisors reimburses all directors for reasonable expenses incurred while attending board of directors and committee meetings. NNN Realty Advisors’ board of directors may change the compensation of NNN Realty Advisors’ non-employee directors in its discretion.

	Fees Earned
	or Paid in	Stock
Director	Cash(1)	Awards(2)(3)	Total

Glenn L. Carpenter	$56,000	$4,200	$60,200
Harold H. Greene	61,000	4,200	65,200
Gary H. Hunt	54,500	4,200	58,700
D. Fleet Wallace	$51,000	$4,200	$55,200

(1)	Represents the annual retainer plus all meeting and committee attendance fees earned by non-employee directors in fiscal 2006.

(2)	The amounts shown are the compensation costs recognized by NNN Realty Advisors in fiscal year 2006 in accordance with SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”), related to NNN Realty Advisors’ grant of 10,000 shares of restricted common stock to each of non-employee directors in November 2006. There were no grants of options to purchase shares of our common stock or restricted stock grants to NNN Realty Advisors’ non-employee directors prior to 2006. These shares vest in three equal increments on November 16, 2007, November 16, 2008 and November 16, 2009. The grant date fair value of the 10,000 shares of restricted stock granted on November 16, 2006, was $100,000, as computed in accordance with SFAS No. 123R, based on a value of $10.00 per share of restricted stock as of

December 31, 2006. In determining this $10.00 value, we considered the offering price to investors of $10.00 per share in November 2006.

(3)	The following table shows the aggregate number of unvested stock awards and option awards (exercisable and unexercisable) granted to non-employee directors and outstanding as of December 31, 2006:

		Stock Awards
	Options Outstanding	Outstanding at
Director	at Fiscal Year End	Fiscal Year End

Glenn L. Carpenter	0	10,000
Harold H. Greene	0	10,000
Gary H. Hunt	0	10,000
D. Fleet Wallace	0	10,000

In addition, Anthony W. Thompson is paid an annual retainer of $450,000 for his service as Chairman. Mr. Thompson does not have an employment agreement for his role as Chairman. NNN Realty Advisors’ executive officers meet with the Chairman weekly to formulate strategic plans and discuss implementation of the operational aspects of the business.

Executive Compensation

NNN Realty Advisors believes that ownership in its company is important to provide its executive officers with long-term incentives to build value for NNN Realty Advisors’ stockholders. NNN Realty Advisors believes stock-based awards help to align the interests of its executive officers with the interests of its stockholders. In 2006, NNN Realty Advisors adopted a 2006 Long Term Incentive Plan. The principal features of the NNN Realty Advisors 2006 Long Term Incentive Plan are summarized under “— 2006 Long Term Incentive Plan.” The principal purpose of the 2006 Long Term Incentive Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. For 2006, the award of stock options and restricted stock to NNN Realty Advisors’ executive officers was determined by the initial directors of NNN Realty Advisors (Messrs. Thompson, Peters and Rogers). Going forward, NNN Realty Advisors believes that the compensation committee and board will develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to NNN Realty Advisors’ executive officers, including prior equity awards, are sufficient to retain, motivate and adequately award the executive officers.

Restricted Stock Awards

NNN Realty Advisors has made grants of restricted stock to its executive officers to provide additional long-term incentive to build stockholder value. Restricted stock awards are made in anticipation of contributions that will create value in Grubb & Ellis and are subject to a lapsing repurchase right by Grubb & Ellis over a period of time. Because the shares have a defined value at the time the restricted stock grants are made, restricted stock grants are often perceived as having more immediate value than stock options, which have a less calculable value when granted.

On November 16, 2006, under the 2006 Long Term Incentive Plan, NNN Realty Advisors granted restricted stock awards to its named executive officers, other than Mr. Thompson. As of January 1, 2007, one-third of these shares had vested, with one-third vesting on January 1, 2008 and one-third vesting on January 1, 2009. The shares of restricted stock awarded were issued without a purchase price and are subject to forfeiture in the event of the termination of the executive’s employment, and are also subject to transfer and other restrictions.

Stock Options

NNN Realty Advisors believes that providing a significant portion of its executive officers’ total compensation package in stock options aligns the incentives of its executive officers with the interests of its stockholders and with NNN Realty Advisors’ long-term success. NNN Realty Advisors awards stock options under its 2006 Long Term Incentive Plan.

On November 16, 2006, NNN Realty Advisors awarded non-qualified stock options representing the right to purchase shares of its common stock to its named executive officers, other than Mr. Thompson. The exercise price for these option grants is $10.00, which is the fair market value of NNN Realty Advisors’ common stock on the date of the grant as determined by its board of directors and was based on the price per share of its common stock paid by investors in its 144A private equity offering. The options have a term of 10 years and vest and become exercisable with respect to one-third of the underlying shares of NNN Realty Advisors’ common stock on the grant date, and one-third on the first and second anniversaries of the grant date, subject to the executive officer’s continued employment. The options are subject to forfeiture in the event of the termination of the executive officer’s employment, and are also subject to transfer and other restrictions

Stock Ownership Guidelines

Stock ownership guidelines have not been implemented by the compensation committee for NNN Realty Advisors’ executive officers. The market for NNN Realty Advisors’ stock is limited. NNN Realty Advisors has chosen not to require stock ownership given the limited market for its securities. NNN Realty Advisors will continue to periodically review best practices and re-evaluate its position with respect to stock ownership guidelines.

Profit Sharing Plan

NNN Realty Advisors has established a profit sharing plan for its employees, pursuant to which NNN Realty Advisors provides matching contributions. Generally, all employees are eligible to participate following one year of service with NNN Realty Advisors. Matching contributions are made in NNN Realty Advisors’ sole discretion. Participants’ interests in their respective contribution account vests over 4 years, with 0.0% vested in the first year of service, 25.0% in the second year, 50.0% in the third year and 100.0% in the fourth year.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses the compensation policies and programs for NNN Realty Advisors’ named executive officers, which consist of its Chief Executive Officer, its Chief Financial Officer and its three next most highly paid executive officers as determined under the rules of the Securities and Exchange Commission.

The compensation committee of NNN Realty Advisors’ board of directors administers the compensation policies and programs for its executive officers, including its named executive officers. The primary objectives of NNN Realty Advisors’ compensation programs are to:

•	Attract and retain talented and qualified executive officers to manage and lead its company;

•	Motivate and reward executive officers whose knowledge, skill and performance are critical to NNN Realty Advisors’ success;

•	Align the interests of NNN Realty Advisors’ executive officers and stockholders through equity-based long-term incentive awards that motivate executive officers to increase stockholder value and reward executive officers when stockholder value increases;

•	Ensure fairness among the executive management team by recognizing contributions each executive officer makes to NNN Realty Advisors’ success; and

•	Compensate NNN Realty Advisors’ executives to manage NNN Realty Advisors’ business to meet its short-term objectives by rewarding executive officers based on the achievement of NNN Realty Advisors’ short-term objectives and each executive officer’s contribution to NNN Realty Advisors’ successful performance.

Consistent with NNN Realty Advisors’ compensation committee’s objectives, NNN Realty Advisors’ overall compensation program is structured to attract, motivate and retain highly qualified executives by paying them competitively and tying their compensation to NNN Realty Advisors’ success as a whole and their contribution to NNN Realty Advisors’ success.

For 2006, NNN Realty Advisors’ executive compensation was primarily set by its Chairman of the Board and Chief Executive Officer. NNN Realty Advisors’ 2006 executive compensation program had four primary components: (i) salary component, (ii) discretionary annual cash bonus, (iii) a long-term equity incentive component granted in the form of stock options and restricted stock awards and (iv) severance benefits, insurance benefits and other perquisites. NNN Realty Advisors’ compensation programs, including the allocation between cash and non-cash compensation, are largely designed to provide incentives and rewards for both NNN Realty Advisors’ short-term and long-term performance, and are structured to motivate executive officers to meet NNN Realty Advisors’ strategic objectives, thereby maximizing total return to stockholders. In addition, NNN Realty Advisors provides its executive officers a variety of benefits that are available generally to all salaried employees.

NNN Realty Advisors’ compensation committee has sole authority to retain or terminate an independent compensation consultant. The compensation committee has not used the services of a compensation consultant to date.

Compensation Components

Executive compensation consists of the following:

Base Salary

NNN Realty Advisors determines its executive salaries based on job responsibilities and individual experience, skill and knowledge, as well as competitive market conditions. In establishing the 2006 base salaries of the named executive officers, NNN Realty Advisors’ Chairman of the Board and Chief Executive Officer took into account various factors, including the executive officer’s seniority, position and function role, level of responsibility and prior overall performance. No specific quantitative measures were considered in determining 2006 base salaries. In connection with NNN Realty Advisors’ private offering of common stock in November 2006, members of its senior management team, including its named executive officers, (other than Mr. Thompson), entered into employment agreements with NNN Realty Advisors, which included their respective base salaries for 2007 and the last two months of 2006. The compensation arrangements in the employment agreements were determined based on negotiations between each executive officer and NNN Realty Advisors’ initial directors (consisting of Messrs. Thompson, Peters and Rogers) in connection with its 144A private equity offering. In April 2007, Mr. Rogers’ employment was terminated by NNN Realty Advisors for cause pursuant to the terms of his employment agreement.

The executive officers’ employment under the employment agreements commenced upon the completion of NNN Realty Advisors’ 144A private equity offering in November 2006, and have an initial term of three years. On the final day of the original term, and on each anniversary thereafter, the term of the executive officers’ employment agreement will be extended automatically for one additional year, unless NNN Realty Advisors or the executive provides at least one year written notice to the other that the term will not be extended.

The employment agreements provide an annual base salary for each executive officer. Each executive officer’s annual base salary as set by the employment agreements is $550,000, $550,000, $400,000, $350,000 and $350,000 for each of Mr. Peters, Mr. Rogers, Ms. Biller, Ms. LaPoint and Mr. Hanson. Mr. Thompson is paid an annual retainer of $450,000 for his service as NNN Realty Advisors’ Chairman. An executive officer’s base salary may be increased from time to time during the employment period by an amount determined by NNN Realty Advisors’ board or its compensation committee.

In December 2006, NNN Realty Advisors’ board of directors established its compensation committee. NNN Realty Advisors’ compensation committee will review the salaries of its executives annually, beginning with 2008 compensation, and will determine compensation based on individual performance during the prior calendar year, cost of living adjustments and other factors that it deems appropriate.

Discretionary Bonus

The employment agreements also provide that each executive officer is eligible to receive an annual discretionary bonus, commencing in fiscal year 2007, with each executive officer’s target bonus being a percentage of his or her annual base salary. Each executive officer’s target bonus percentage is set forth below. In addition, some of NNN Realty Advisors’ executive officers earned bonuses from its affiliated entities, including G-REIT, a public non-traded REIT sponsored by NNN Realty Advisors, and entities that own the management advisors of certain programs. These bonuses are paid either upon receipt of commissions by NNN Realty Advisors from the entities sale of properties or as a result of cash distributions of membership interests which are included as bonuses because they are aggregated in compensation charges. Furthermore, subject to the termination provisions discussed below, on January 1 of each fiscal year commencing on January 1, 2007, Mr. Hanson may become entitled to receive a special bonus with respect to each fiscal year in the amount of $250,000. Mr. Hanson will be entitled to this special bonus if, during such fiscal year, (x) Mr. Hanson is the procuring cause of at least $25 million of equity from new sources, which equity is actually received by NNN Realty Advisors during such fiscal year, for real estate investments sourced by NNN Realty Advisors, and (y) Mr. Hanson is employed by NNN Realty Advisors on the last day of such fiscal year.

The following table sets forth the target bonus percentage of base salary for fiscal 2007 for each of NNN Realty Advisors’ executives and, where noted, certain executive officers of Triple Net Properties:

Target Bonus
Range as a Percentage
Name	Title	of Base Salary

Scott D. Peters	Chief Executive Officer and President	0% to 200%
Louis J. Rogers	President of Triple Net Properties	0% to 150%
Andrea R. Biller	General Counsel, Executive Vice President and Secretary	0% to 150%
Francene LaPoint	Chief Financial Officer	0% to 100%
Jeffrey T. Hanson	Chief Investment Officer	0% to 100%

Following the establishment of the compensation committee, the compensation committee has the authority to award discretionary annual bonuses to NNN Realty Advisors’ executive officers. NNN Realty Advisors structures its annual performance bonuses to reward named executive officers and employees for NNN Realty Advisors’ successful performance and each individual’s contribution to that performance. For 2006, no specific performance targets were used in determining bonus amounts. Bonuses for 2006 were determined by Messrs. Thompson and Peters, who took into account each executive officer’s seniority, position and functional role, level of responsibility and prior performance in connection with NNN Realty Advisors overall performance. For 2006, NNN Realty Advisors paid cash bonuses to Mr. Thompson, Mr. Peters, Mr. Rogers, Ms. Biller, Ms. LaPoint and Mr. Hanson of $4.5 million, $1.2 million, $1.5 million, $551,000, $271,000 and $1.2 million, respectively. Mr. Hanson’s bonus of $1.2 million included a $750,000 sign-on bonus. In addition, G REIT agreed to pay Mr. Peters and Ms. Biller retention bonuses in connection with its stockholder approved liquidation of $50,000 and $25,000, respectively, upon the filing of each of G REIT’s annual and quarterly reports with the SEC during the liquidation process. For 2006, Mr. Peters and Ms. Biller also received retention bonuses of $100,000 each from Triple Net Properties.

Long-Term Equity Incentives

NNN Realty Advisors believes that ownership in its company is important to provide its executive officers with long-term incentives to build value for its stockholders. NNN Realty Advisors believes stock-based awards help to align the interests of its executive officers with the interests of its stockholders. In 2006, NNN Realty Advisors adopted a 2006 Long Term Incentive Plan. The principal features of NNN Realty Advisors’ 2006 Long Term Incentive Plan are summarized under “— 2006 Long Term Incentive Plan.” The principal purpose of NNN Realty Advisors’ 2006 Long Term Incentive Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. For

2006, NNN Realty Advisors granted 575,000 shares of restricted stock and 205,000 stock options to executive officers. These awards were determined by its initial directors (Messrs. Thompson, Peters and Rogers).

Stock Ownership Guidelines

Stock ownership guidelines have not been implemented by the compensation committee for NNN Realty Advisors’ executive officers. The market for NNN Realty Advisors’ stock is limited. NNN Realty Advisors has chosen not to require stock ownership given the limited market for its securities. NNN Realty Advisors will continue to periodically review best practices and re-evaluate its position with respect to stock ownership guidelines.

Profit Sharing Plan

NNN Realty Advisors has established a profit sharing plan for its employees, pursuant to which NNN Realty Advisors provides matching contributions. Generally, all employees are eligible to participate following one year of service with NNN Realty Advisors. Matching contributions are made in NNN Realty Advisors’ sole discretion. Participants interests in their respective contribution account vests over 4 years, with 0.0% vested in the first year of service, 25.0% in the second year, 50.0% in the third year and 100.0% in the fourth year.

Perquisites and Other Benefits

NNN Realty Advisors currently offers the following employee benefit plans to its executive officers: health, dental, life insurance, long-term disability insurance, profit-sharing and a 401(k) savings plan. NNN Realty Advisors also pays 100.0% of the premium cost of health insurance coverage provided to executive officers. In addition, pursuant to his employment agreement, NNN Realty Advisors agreed to pay Mr. Peters a moving relocation expense payment in the amount of $1,750,000, in connection with his relocation from Arizona to California to cover the down payment on the purchase of a house, and to reimburse him for his reasonable living expenses until the moving relocation expense is paid. This moving relocation expense payment has not yet been incurred or paid and has been modified to provide for a $1,000,000 payment for a second residence in California, pursuant to Mr. Peter’s new employment arrangement with the combined company following the merger.

In order to provide additional incentive compensation to certain executive officers, the employment agreements provide that each of Ms. Biller and Messrs. Peters and Rogers are entitled to receive a grant of a membership share of NNN Apartment Management, LLC, in an amount to be determined on the grant date. Each of Ms. Biller and Mr. Peters currently own approximately 18.0% of the membership interests in NNN Apartment Management, LLC. NNN Apartment Management, LLC has redeemed Mr. Rogers’ membership interests in connection with his termination as one of NNN Realty Advisors’ executive officers.

Also, the employment agreements provide that Ms. Biller and Messrs. Peters, Rogers and Hanson are entitled to receive a grant of a membership share of the NNN Healthcare/Office Management, LLC, in an amount to be determined on the grant date. Each of Ms. Biller and Messrs. Peters and Hanson currently owns 18.0% of the membership interests in NNN Healthcare/Office Management, LLC. Mr. Rogers did not receive a membership share as a result of his termination as one of NNN Realty Advisors’ executive officers.

The employment agreements also provide that Ms. Biller and Messrs. Peters, Rogers and Hanson may be entitled to receive a grant of a membership share of NNN Institutional Advisors, LLC, the advisor for the NNN Institutional Real Estate Fund, LP, in an amount to be determined on the grant date.

Additional Benefits.  The employment agreements provide that each executive is entitled to participate in any of NNN Realty Advisors’ benefit plans that are made generally available to its executives, including any deferred compensation, health, dental, life insurance, long-term disability insurance, retirement, pension or 401(k) savings plan. Also, the employment agreements provide that NNN Realty Advisors will pay 100.0% of the premium cost of health insurance coverage provided to the executives. The employment agreements provide that each executive is entitled to such fringe benefits as may be determined or granted by NNN Realty Advisors’ board, or its compensation committee. During each executive’s employment term, the executive is entitled to four weeks of paid vacation time in each calendar year on a pro-rated basis, and is entitled to all NNN Realty Advisors’ paid holidays, subject to NNN Realty Advisors’ vacation and holiday policies, as in effect from time to time.

The employment agreements also provide that NNN Realty Advisors will maintain insurance to insure each executive against claims arising out of an alleged wrongful act occurring during his or her respective employment term when the executive is acting as a director or officer for NNN Realty Advisors or one of its subsidiaries. The employment agreements provide that NNN Realty Advisors will indemnify and exculpate, to the fullest extent permitted under applicable law, each executive from money damages incurred as a result of claims arising out of an alleged wrongful act occurring during his or her respective employment term when the executive is acting as an officer, director or employee for NNN Realty Advisors or one of its subsidiaries. However, Mr. Rogers will not be entitled to indemnification as a result of any losses incurred resulting from any agreement entered into by Mr. Rogers in connection with his indemnification obligations to NNN Realty Advisors under (i) the Contribution Agreement relating to the contribution of the outstanding shares of common stock of Realty by the holders thereof to NNN Realty Advisors, (ii) the Contribution Agreement relating to the contribution of the outstanding shares of common stock of Capital Corp. by the holders thereof to NNN Realty Advisors, and (iii) the Indemnification and Escrow Agreement regarding regulatory matters.

Termination and Change of Control Benefits

The following description relates to the employment agreements between NNN Realty Advisors and each executive officer, other than Mr. Thompson who does not have an employment agreement with NNN Realty Advisors.

Termination of Employment.  The employment agreements provide that an executive officer’s employment will be terminated under the following circumstances: death, prolonged physical or mental disability of the executive, discharged by NNN Realty Advisors, with or without cause, resignation by the executive, with or without good reason, or expiration of the executive officer’s employment term with NNN Realty Advisors. Upon termination of employment, other than for cause, or for resignation without good reason, NNN Realty Advisors’ executive officers are entitled to receive severance payments under their employment agreements. In determining whether to approve and setting the terms of such severance arrangements, the board recognized that executive officers, especially highly ranked executive officers, often face challenges securing new employment following termination. Additionally, the agreements are designed to retain the executive officers and provide continuity of management in the event of an actual or threatened change in the control of NNN Realty Advisors, and to ensure that the executive officers’ compensation and benefits expectations would be satisfied in such event. For a description of the severance benefits to which NNN Realty Advisors’ executive officers are entitled under their employment agreements see “— Potential Payments Upon Termination or Change of Control.”

Covenant Not to Compete.  The employment agreements provide that during employment with NNN Realty Advisors and for a period of one year following thereafter, each executive officer has agreed not to engage in any competitive business. Specifically, during that period each executive has agreed not to:

•	compete directly with NNN Realty Advisors in a similar business,

•	compete directly or indirectly with NNN Realty Advisors with respect to any acquisition or development of any real estate project undertaken or being considered by NNN Realty Advisors,

•	lend or allow their name or reputation to be used by or in connection with any business competitive with NNN Realty Advisors, and

•	solicit for employment, or encourage to resign from employment, any employee of NNN Realty Advisors’, or intentionally interfere with or disrupt the relationship between NNN Realty Advisors and any lessee, tenant, supplier, contractor, lender, employee or governmental agency or authority.

The non-competition provisions of each executive’s employment agreement will survive for one year following the termination of the executives employment, regardless of whether the termination is by discharge by NNN Realty Advisors for cause or without cause, or by resignation by the executive for good reason or not for good reason. However, if during the 12 months following a change in control, the executive resigns for good reason, or is discharged by NNN Realty Advisors without cause, then the non-competition provisions will not survive the executives resignation or discharge from employment.

Covenant of Confidentiality.  Each executive has agreed that during employment with NNN Realty Advisors and for a period of three years following thereafter, he or she will not directly or indirectly disclose or make available to any person or entity any of NNN Realty Advisors’ confidential information.

Non-Disparagement.  Each executive has agreed to not disparage NNN Realty Advisors, any of its subsidiaries, any of its practices, or any of its directors, officers, agents, representatives, or employees at any time. NNN Realty Advisors has agreed to not disparage at any time any of the executives with whom NNN Realty Advisors has entered into an employment agreement.

Arbitration Agreement.  The employment agreements provide that any controversy, dispute or claim between the executive and NNN Realty Advisors, or its parents, subsidiaries, affiliates and any of their officers, directors, agents or other employees, will be resolved by binding arbitration, at the request of either party.

2006 Summary Compensation Table

The following table sets forth summary information concerning the compensation awarded, paid to, or earned by NNN Realty Advisors’ named executive officers, for all services rendered in all capacities to NNN Realty Advisors for the fiscal year ended December 31, 2006.

					Stock	Option	All Other
		Salary	Bonus		Awards	Awards	Compensation
Name and Principal Position	Year	(3)	(5)		(9)	(10)	(11)(12)		Total

Anthony W. Thompson(1)	2006	$287,250	$4,497,101	(6)(7)	$0	$0	$25,449		$4,809,800
Chairman
Scott D. Peters	2006	611,250	1,175,900	(7)	1,834,669	81,345	927,260	(13)	4,630,424
Chief Executive Officer, President and Director
Louis J. Rogers(2)	2006	650,625	1,460,056	(6)(7)	3,497,653	81,345	2,428,538		8,118,217
President of Triple Net Properties, LLC and NNN Realty Advisors’ Director
Andrea R. Biller	2006	391,674	551,200	(7)	411,667	65,076	22,834		1,442,451
General Counsel, Executive Vice President and Secretary
Francene LaPoint	2006	277,899	270,720		237,500	65,076	22,834		874,029
Chief Financial Officer
Jeffrey T. Hanson	2006	117,628 (4)	1,212,180	(8)	726,079	40,673	1,083		2,097,643
Chief Investment Officer

(1)	Mr. Thompson served as NNN Realty Advisors’ Chief Executive Officer until November 16, 2006, when he became NNN Realty Advisors’ Chairman.

(2)	Mr. Rogers’ employment with NNN Realty Advisors was terminated on April 4, 2007. In connection with this termination, Mr. Rogers’ grant of 50,000 options (all unexercised) and 96,666 shares of unvested restricted stock were forfeited.

(3)	Includes salary deferred under NNN Realty Advisors’ 401(k) Employee Savings Plan otherwise payable in cash to the executive in fiscal 2006.

(4)	Mr. Hanson’s annual salary for fiscal 2006 was $250,000. The $117,628 represents amounts paid or to be paid to Mr. Hanson from July 29 (the date Mr. Hanson joined Triple Net Properties) through December 31, 2006.

(5)	Bonus amounts represent cash bonuses paid by NNN Realty Advisors at its discretion.

(6)	Bonus amounts include the following total commissions based sales volumes paid in fiscal 2006 by Capital Corp.: Mr. Thompson — $74,521 and Mr. Rogers — $424,156.

(7)	Bonus amounts include bonuses of $100,000 paid in fiscal 2006 to each of Mr. Peters and Ms. Biller upon the receipt by NNN Realty Advisors from G REIT, Inc., a public non-traded REIT that NNN Realty Advisors sponsored, of net commissions aggregating $5 million or more from the sale of G REIT properties. Bonus amounts also include cash distributions of membership interests of $50,000 paid to each of Messrs. Rogers and Peters and Ms. Biller and $21,575 paid to Mr. Thompson, by NNN Apartment Management, LLC, which owns a 25.0% equity interest in NNN Apartment Advisor, LLC. NNN Realty Advisors formed NNN Apartment Advisor, LLC to advise and manage NNN Apartment REIT, Inc., a public non-traded REIT that NNN Realty Advisors is sponsoring.

(8)	Mr. Hanson was appointed NNN Realty Advisors’ Managing Director, Real Estate on July 29, 2006. His bonus amount includes a $750,000 sign-on bonus that was paid in September 2006. Amount also includes a special bonus paid to Mr. Hanson pursuant to his employment agreement for being the procuring cause of at least $25 million in equity from new sources, which equity was received by NNN Realty Advisors during the fiscal year, for real estate investments sourced by NNN Realty Advisors.

(9)	The amounts shown are the amounts of compensation cost recognized by NNN Realty Advisors in fiscal 2006 related to the grants of restricted stock in fiscal 2006, as described in Statement of Financial Accounting Standards No. 123R, utilizing the assumptions discussed in Note 7 to the consolidated financial statements included elsewhere in this prospectus. No grants of restricted stock were made prior to fiscal 2006. Also includes, with respect to Mr. Peters, a grant of Triple Net Properties, membership units by Triple Net Properties; with respect to Mr. Rogers, grants of Realty, and Capital Corp. common stock by NNN Realty Advisors’ affiliate, Mr. Thompson; and with respect to Mr. Hanson, a grant of Realty common stock by NNN Realty Advisors’ affiliates, Messrs. Thompson and Rogers.

(10)	The amounts shown are the amounts of compensation cost recognized by NNN Realty Advisors in fiscal 2006 related to the grants of stock options in fiscal 2006, as described in Statement of Financial Accounting Standards No. 123R, utilizing the assumptions discussed in Note 7 to the consolidated financial statements included elsewhere in this prospectus.. No grants of stock options were made prior to fiscal 2006.

(11)	The amounts shown include NNN Realty Advisors’ incremental cost for the provision to the named executive officers of certain specified perquisites in fiscal 2006, as follows:

	Living	Travel	Tax Gross Up	Medical & Dental
Named Executive Officer	Expenses	Expenses	Payment	Premiums	Total

Anthony W. Thompson	$0	$0	$0	$833	$833
Scott D. Peters	24,557	31,376	853,668	1,043	910,644
Louis J. Rogers	0	0	2,404,879	1,043	2,405,922
Andrea R. Biller	0	0	0	218	218
Francene LaPoint	0	0	0	218	218
Jeffrey T. Hanson	0	0	0	1,043	1,043

(12)	The amounts shown also include the following matching contributions made under NNN Realty Advisors’ 401(k) Plan, income attributable to life insurance coverage paid by NNN Realty Advisors and company contributions to NNN Realty Advisors’ profit-sharing plan in fiscal 2006, as follows:

		401(k) Plan		Profit-Sharing Plan
		Company	Life Insurance	Company
Named Executive Officer	Year	Contributions	Coverage	Contributions	Total

Anthony W. Thompson	2006	$8,000	$116	$16,500	$24,616
Scott D. Peters	2006	0	116	16,500	16,616
Louis J. Rogers	2006	6,000	116	16,500	22,616
Andrea R. Biller	2006	6,000	116	16,500	22,616
Francene LaPoint	2006	6,000	116	16,500	22,616
Jeffrey T. Hanson	2006	0	40	0	40

(13)	Does not include a moving relocation expense of $1,750,000, as provided in Mr. Peters’ employment agreement. As of June 30, 2007, this amount has not been paid and this arrangement has been modified to provide for a (13) $1,000,000 payment for a second residence in California pursuant to Mr. Peter’s new employment arrangement with the combined company following the merger.

Grants of Plan-Based Awards

The following table sets forth information regarding the grants of plan-based awards NNN Realty Advisors made to its named executive officers for the fiscal year ended December 31, 2006.

				All Other
			All Other	Option Awards:	Exercise or
			Stock Awards:	Number of	Base Price	Grant Date Fair
			Number of	Securities	of Option	Value of Stock
	Approval	Grant	Shares of	Underlying	Awards	and Option
Name	Date(1)	Date	Stock or Units(2)	Options(3)	($/Sh)	Awards(4)

Anthony W. Thompson	n/a	n/a	0	0	$0	$0
Scott D. Peters	10/20/06	11/16/06	175,000			1,662,500
	10/20/06	11/16/06		50,000	10.00	246,500
Louis J. Rogers	10/20/06	11/16/06	145,000			1,377,250
	10/20/06	11/16/06		50,000	10.00	246,500
Andrea R. Biller	10/20/06	11/16/06	130,000			1,235,000
	10/20/06	11/16/06		40,000	10.00	197,200
Francene LaPoint	10/20/06	11/16/06	75,000			712,500
	10/20/06	11/16/06		40,000	10.00	197,200
Jeffery T. Hanson	10/20/06	11/16/06	50,000			475,000
	10/20/06	11/16/06		25,000	10.00	123,250

(1)	In connection with approving NNN Realty Advisors’ formation transactions and its 144A private equity offering, NNN Realty Advisors’ board of directors approved the initial grants of stock options to its executive officers and directors, to be granted conditioned on the closing of the private equity financing, which occurred on November 16, 2006. The exercise price of the stock option grants was $10.00, the price per share sold in the private equity financing.

(2)	Amounts shown represent restricted stock issued under NNN Realty Advisors’ 2006 Long Term Incentive Plan that vest in three equal installments on January 1, 2007, January 1, 2008 and January 1, 2009, subject to continued service with NNN Realty Advisors.

(3)	Amounts shown represent options issued under NNN Realty Advisors’ 2006 Long Term Incentive Plan that vest and become exercisable with respect to one-third of the underlying shares of NNN Realty Advisors’ common stock on the grant date, and on the first and second anniversaries of the grant date, subject to the executive’s continued employment with NNN Realty Advisors, and have a maximum term of ten years.

(4)	The grant date fair value of the shares of restricted stock granted on November 16, 2006, as computed in accordance with SFAS No. 123R is based on a value of $9.50 per share of restricted stock. This value was determined based on the offering price to investors of $10.00 per share in November 2006. NNN Realty Advisors further valued the discount applicable to NNN Realty Advisors’ restricted stock as of January 1, 2007, which took into account the decrease in liquidity as a result of the lock-up agreements entered into by each executive officer. The grant date fair value of the options to purchase shares of common stock granted on November 16, 2006, as computed in accordance with SFAS No. 123R, is based on a value of $4.93 per share issuable upon exercise of the options. This value was determined based on the offering price to investors of $10.00 per share in November 2006, and the application of the Black-Scholes option-pricing model.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards held by NNN Realty Advisors’ named executive officers at December 31, 2006:

	Option Awards
	Number of	Number of			Stock Awards
	Securities	Securities			Number of	Market Value of
	Underlying	Underlying			Shares or Units	Shares or Units
	Unexercised	Unexercised	Option	Option	of Stock That	of Stock That
	Options	Options	Exercise	Expiration	Have Not	Have Not
Name	Exercisable	Unexercisable(1)	Price	Date	Vested(2)	Vested(3)

Anthony W. Thompson	0	0	$0	0	0	$0
Scott D. Peters	16,666	33,334	10.00	11/16/2016	175,000	1,750,000
Louis J. Rogers	16,666	33,334	10.00	11/16/2016	145,000	1,450,000
Andrea R. Biller	13,333	26,667	10.00	11/16/2016	130,000	1,300,000
Francene LaPoint	13,333	26,667	10.00	11/16/2016	75,000	750,000
Jeffery T. Hanson	8,333	16,667	10.00	11/16/2016	50,000	500,000

(1)	Amounts shown represent options granted on November 16, 2006 under NNN Realty Advisors’ 2006 Long Term Incentive Plan that vest and become exercisable in with respect to one-third of the underlying shares of NNN Realty Advisors’ common stock on each of November 16, 2006, November 16, 2007 and November 16, 2008, subject to the executive’s continued employment with NNN Realty Advisors, and have a maximum term of ten-years.

(2)	Amounts shown represent restricted stock granted on November 16, 2006 under NNN Realty Advisors’ 2006 Long Term Incentive Plan that vest in three equal installments on January 1, 2007, January 1, 2008 and January 1, 2009, subject to continued service with NNN Realty Advisors.

(3)	The grant date fair value of the shares of restricted stock granted on November 16, 2006, as computed in accordance with SFAS No. 123R is based on a value of $9.50 per share of restricted stock. This value was determined based on the offering price to investors of $10.00 per share in November 2006. NNN Realty Advisors further valued the discount applicable to NNN Realty Advisors’ restricted stock as of January 1, 2007, which took into account the decrease in liquidity as a result of the lock-up agreements entered into by each executive officer.

Options Exercises and Stock Vested

NNN Realty Advisors’ named executive officers did not exercise any stock options or have any stock awards vest during the fiscal year ended December 31, 2006.

Potential Payments Upon Termination or Change of Control

Severance Agreements.  NNN Realty Advisors has entered into employment agreements with each of its named executive officers, other than Mr. Thompson, and certain other executive officers that provide certain benefits in the event of NNN Realty Advisors’ termination of such executive’s employment.

Under these agreements, if NNN Realty Advisors terminates an executive officer’s employment for cause or if the executive voluntarily resigns without good reason (as defined below), the executive officer is entitled to accrued salary and any unreimbursed business expenses. If the executives employment terminates because of expiration of the executive officer’s employment term, death or disability, NNN Realty Advisors will pay an accrued salary, any unreimbursed business expenses, and a prorated performance bonus equal to the performance bonus (and in the case of termination for reason of death or disability, equal to the maximum target) that otherwise would have been payable to the executive in the fiscal year in which the termination occurs had the executive officer continued employment through the last day of such fiscal year, prorated for the number of calendar months the executive officer was employed by NNN Realty Advisors in such fiscal year. The prorated performance bonus will be paid within 60 days after the executive officer’s date of termination, provided that the executive officer executes and delivers to NNN Realty Advisors a general release of claims (and does not revoke the release), and the executive officer is not in material breach of any of the provisions of his or her employment agreement.

Cause is generally defined to mean:

•	the executive officer’s material breach of any of the material terms of the employment agreement, or any confidentiality or proprietary information and inventions agreement between the executive and NNN Realty Advisors;

•	the executive officer’s gross negligence, willful misconduct or fraudulent acts in the performance of his or her duties under the employment agreement; or

•	the executive officer’s conviction of, or the entry of a plea of guilty or no contest to, a felony.

Cause will not include situations where the executive officer, in exercise of the executive officer’s professional judgment regarding federal securities laws, state securities laws and related authorities and industry standards of conduct, and in consultation with outside counsel competent with such federal securities laws, state securities laws and related authorities and industry standards of conduct, refuses the instruction of or is in disagreement with NNN Realty Advisors’ board of directors about matters of NNN Realty Advisors’ compliance with such federal securities laws, state securities laws and related authorities and industry standards of conduct.

Good reason is generally defined to mean the occurrence, without the express written consent of the executive, of any of the following events, unless such event is substantially corrected within 30 days following written notification by the executive officer to NNN Realty Advisors that he or she intends to terminate his or her employment because of such event:

•	any material reduction or diminution in the compensation, benefits or responsibilities of the executive;

•	any material breach or material default by NNN Realty Advisors under any material provision of the executive officer’s employment agreement;

•	any material diminution in the executive officer’s position or responsibilities for NNN Realty Advisors;

•	any relocation from NNN Realty Advisors’ principal place of business to a location that is more than 35 miles away;

•	for Mr. Peters exclusively, the failure of NNN Realty Advisors’ stockholders to elect or reelect Mr. Peters to NNN Realty Advisors’ board of directors, provided that Mr. Peters stands for election or reelection, as applicable; or

•	when the executive, in the exercise of the executive officer’s professional judgment regarding federal securities laws, state securities laws and related authorities and industry standards of conduct, believes that NNN Realty Advisors’ board of directors or other control persons have failed to adequately respond to issues raised by the executive officer regarding compliance with federal securities laws, state securities law, and related authorities and industry standards applicable to NNN Realty Advisors and its subsidiaries.

If the executive officer’s employment terminates because of discharge by NNN Realty Advisors without cause, or voluntary resignation by the executive officer with good reason, NNN Realty Advisors will pay any accrued salary, any unreimbursed business expenses and a severance benefit, in a lump sum cash payment, equal to the executive’s annual salary plus the executive officer’s target bonus in the year of the termination, the sum of which will be multiplied by a “severance benefit factor.” The “severance benefit factor” will be determined as follows: (a) if the date of termination occurs during the original three year employment term, the “severance benefit factor” will be the greater of one, and the number of months from the date of termination to the last day of the original three year employment term, divided by 12, or (b) if the date of termination is after the original three year employment term, the “severance benefit factor” will equal one. Also, the executive officer will become fully vested in his or her options and restricted shares.

Mr. Hanson’s employment agreement further provides for an additional severance benefit equal to the lesser of (x) one percent of the amount of equity from new sources not previously related to NNN Realty Advisors or any of its subsidiaries, for which Mr. Hanson is the procuring cause in NNN Realty Advisors’ fiscal year in which the date of termination occurs, which equity is actually received by NNN Realty Advisors or any of its subsidiaries during such fiscal year, for real estate investments sourced by NNN Realty Advisors or any of its subsidiaries, or (y) $250,000, if he is discharged by NNN Realty Advisors without cause, or he voluntarily resigns for good reason. The additional severance benefit to Mr. Hanson will be in lieu of the $250,000 special bonus to Mr. Hanson in respect of the fiscal year in which his termination of employment occurs.

The severance benefits discussed above will be paid within 60 days after the executive officer’s date of termination, provided that the executive officer executes and delivers to NNN Realty Advisors a general release of claims (and does not revoke the release), and the executive officer is not in material breach of any of the provisions of his or her employment agreement. Upon any termination discussed above, the executive officer will resign, effective upon the date of termination, from all offices and directorships then held with NNN Realty Advisors or any of its subsidiaries and affiliates.

Termination of Employment in connection with a Change in Control.  Upon a change in control, an executive may become entitled to payments and health insurance coverage upon a qualifying termination (as described more fully below), and also may become fully vested in his or her options and restricted shares, as more fully described below. In general terms, a change in control occurs upon:

•	the liquidation or dissolution of NNN Realty Advisors;

•	following a NNN Realty Advisors’ initial public offering, any natural person, corporation, or any other entity (with certain exceptions) directly or indirectly becoming the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934) of more than 35.0% of the voting power of NNN Realty Advisors’ total outstanding voting securities;

•	any natural person, corporation, or any other entity (with certain exceptions) acquiring all or substantially all of the assets and business of NNN Realty Advisors’ company;

•	during any period of two consecutive years, a majority of NNN Realty Advisors’ board of directors is constituted by individuals other than (1) individuals who were directors prior to the beginning of such two year period, and (2) new directors whose election or appointment by NNN Realty Advisors’ board of directors or nomination for election by its stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors immediately prior to the beginning of the two year period or whose election or nomination for election was previously so approved; or

•	the consummation by NNN Realty Advisors (whether directly involving NNN Realty Advisors or indirectly involving NNN Realty Advisors through intermediaries ) of a merger, consolidation, reorganization, business combination, or the acquisition of assets or stock of another entity, resulting in a successor entity, which would result in NNN Realty Advisors’ voting securities outstanding immediately before the transaction representing less than 50.0% of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction.

If the executive officer is discharged by NNN Realty Advisors without cause at any time within 90 days before, or 12 months after, a change in control, or if the executive officer resigns from employment with NNN Realty Advisors for good reason within 12 months after a change in control, or if the executive officer resigns from employment with NNN Realty Advisors without good reason during the period commencing six months after a change in control and ending 12 months after a change in control, then NNN Realty Advisors will pay the executive officer any accrued salary, any unreimbursed business expenses, and a severance benefit. The severance benefit will be in a lump sum cash payment, equal to the executive officer’s annual salary plus the executive officer’s target bonus in the year of the termination, the sum of which will be multiplied by three. The executive will also receive 100.0% of NNN Realty Advisors’ paid health insurance coverage as provided to the executive officer immediately prior to the executive officer’s termination. The health insurance coverage will continue for two years following termination of employment, or until the executive officer becomes covered under another employer’s group health insurance plan, whichever comes first. Also, the executive officer will become fully vested in his or her options and restricted shares.

In addition, Mr. Hanson’s employment agreement provides for an additional severance benefit equal to the lesser of (x) one percent of the amount of equity from new sources not previously related to NNN Realty Advisors or any of its subsidiaries, for which Mr. Hanson is the procuring cause in NNN Realty Advisors’ fiscal year in which the date of termination occurs, which equity is actually received by NNN Realty Advisors or any of its subsidiaries during such fiscal year, for real estate investments sourced by NNN Realty Advisors or any of its subsidiaries, or (y) $250,000, if he is discharged by NNN Realty Advisors without cause at any time within 90 days before, or 12 months after, a change in control, or if Mr. Hanson voluntarily resigns for good reason within 12 months after a change in control, or if Mr. Hanson voluntarily resigns without good reason during the period commencing six months after a change in control and ending 12 months after a change in control. The additional severance benefit to Mr. Hanson will be in lieu of the $250,000 special bonus to Mr. Hanson in respect of the fiscal year in which his termination of employment occurs.

The severance benefits discussed above will be paid within 60 days after the executive officer’s date of termination, provided that the executive officer executes and delivers to NNN Realty Advisors a general release of claims (and does not revoke the release), and the executive officer is not in material breach of any of the provisions of his or her employment agreement. Any payment and benefits discussed in this paragraph regarding a termination associated with a change in control will be in lieu of any payments and benefits that would otherwise be awarded in an executive’s termination.

If payments or other amounts become due to an executive officer under the employment agreement or otherwise, and the excise tax imposed by the Internal Revenue Code Section 4999 applies to such payments, the terms of the employment agreements require NNN Realty Advisors to pay a gross up payment to the executive in the amount of this excise tax plus the amount of income, excise and other taxes due as a result of the gross up payment. All determinations required to be made and the assumptions to be utilized in arriving at such determinations, with certain exceptions, will be made by NNN Realty Advisors’ independent certified public accountants serving immediately prior to the change in control.

In accordance with the requirements of the rules of the Securities and Exchange Commission, the following table presents NNN Realty Advisors’ reasonable estimate of the benefits payable to named executive officers, other than Mr. Thompson, under NNN Realty Advisors’ employment agreements assuming that (i) a discharge without cause or voluntary resignation with good reason occurred on December 29, 2006, the last business day of fiscal 2006 and (ii) a discharge without cause or voluntary resignation for good reason occurred during the protective period in connection with a change of control on December 29, 2006, the last business day of fiscal 2006. While NNN Realty Advisors has made reasonable assumptions regarding the amounts payable, there can be no assurance that in the event of a termination of employment the named executive officer will receive the amounts reflected below.

						Value of
					Value of	Restricted
		Salary		Continuation	Option	Stock	Tax
		and Bonus		of Benefits	Acceleration	Acceleration	Gross Up	Total Value
Name	Trigger	(2)(3)(4)		(6)	(7)	(8)	(9)	(10)

Scott D. Peters	Discharge without Cause or Voluntary	$4,812,500		$2,086	$0	$1,750,000	$0	$6,564,586
	Resignation with Good Reason
	Change in Control and Termination	4,950,000		2,086	0	1,750,000	968,996	7,671,082
Louis J. Rogers(1)	Discharge without Cause or Voluntary	4,010,417		2,086	0	1,450,000	0	5,462,503
	Resignation with Good Reason
	Change in Control and Termination	4,125,000		2,086	0	1,450,000	0	5,577,086
Andrea R. Biller	Discharge without Cause or Voluntary	2,916,667		436	0	1,300,000	0	4,217,103
	Resignation with Good Reason
	Change in Control and Termination	3,000,000		436	0	1,300,000	1,343,817	5,644,253
Francene LaPoint	Discharge without Cause or Voluntary	2,041,667		436	0	750,000	0	2,792,103
	Resignation with Good Reason
	Change in Control and Termination	2,100,000		436	0	750,000	806,788	3,657,224
Jeffrey T. Hanson	Discharge without Cause or Voluntary	2,041,667		2,086	0	500,000	0	2,543,753
	Resignation with Good Reason
	Change in Control and Termination	2,100,000	(5)	2,086	0	500,000	2,789,450	5,391,536

(1)	On April 4, 2007, Triple Net Properties terminated Mr. Rogers’ employment for cause (as defined in his employment agreement). Under the terms of his agreement, NNN Realty Advisors paid Mr. Rogers accrued but unpaid salary and reimbursable business expenses. On April 6, 2007, Mr. Rogers served a demand for arbitration claiming wrongful termination and breach of his agreement. NNN Realty Advisors intends to rigorously defend this claim, and NNN Realty Advisors cannot at this time reasonably forecast the outcome of the arbitration.

(2)	In the case of expiration of the executive officer’s employment term, death or disability, the executive officer is paid only earned salary and a prorated performance bonus. Since the assumed event occurred as of December 29, 2006, the last business day of the fiscal year, all payments due were deemed earned and therefore no amounts are included in this table.

(3)	In the case of discharge without cause or voluntary resignation with good reason, represents the sum of the executive’s annual salary and target bonus multiplied by a “severance benefit factor.” In this case, the severance benefit factor is equal to the number of months (35) remaining in the executive’s employment term as of the end of fiscal 2006, divided by 12.

(4)	In the case of change in control and discharge without cause or voluntary resignation with good reason within the protective period, represents the sum of the executive officer’s annual salary and target bonus multiplied by three.

(5)	With respect to Mr. Hanson, does not include up to $250,000 in severance benefits related to the amount of new equity he procures for NNN Realty Advisors, because any payments due are deemed earned during the year.

(6)	Represents the aggregate value of the continuation of medical and dental benefits for two years after the date of termination, which premiums are calculated based on the amounts paid for each executive officer in 2006.

(7)	Represents the aggregate value of the acceleration of vesting of the participant’s unvested stock options because the exercise price of the stock options is $10.00 per share and the value of NNN Realty Advisors’ common stock on December 29, 2006 was $10.00 per share, no amounts are recognized upon acceleration of all options.

(8)	Represents the aggregate value of the acceleration of vesting of the participant’s unvested restricted stock. Based on $10.00 per share, the value of NNN Realty Advisors’ common stock on December 29, 2006, multiplied by the number of shares of restricted stock held by each executive officer.

(9)	Represents an additional amount sufficient to offset the impact of any “excess parachute payment” excise tax and income tax payable by the executive pursuant to the provisions of the Internal Revenue Code (assuming a Federal tax rate of 36.45%) and assuming a 10.3% state tax rate).

(10)	Excludes the value to the executive officer of continued right to indemnification by NNN Realty Advisors. NNN Realty Advisors’ certificate of incorporation and bylaws provide indemnification rights to the members of its board of directors and officers. Additionally, NNN Realty Advisors has entered into separate indemnification agreements with the members of its board of directors and its executive officers to provide additional indemnification benefits, including the right to receive in advance reimbursements for expenses incurred in connection with a defense for which the director or officer is entitled to indemnification. NNN Realty Advisors also has a directors and officers liability insurance policy for the benefit of its directors and officers. Each participant will be indemnified by NNN Realty Advisors and will receive continued coverage under NNN Realty Advisors’ directors’ and officers’ liability insurance (if applicable).

2006 Long-Term Incentive Plan

In September 2006, NNN Realty Advisors’ board of directors and then sole stockholder approved and adopted the NNN Realty Advisors, Inc. 2006 Long-Term Incentive Plan, which NNN Realty Advisors refers to as the 2006 Plan. The principal features of the 2006 Plan are summarized below, but the summary is qualified in its entirety by reference to the 2006 Plan itself.

Purpose of the 2006 Plan

The purpose of the 2006 Plan is to provide additional incentive for NNN Realty Advisors’ directors, key employees and consultants to further NNN Realty Advisors’ growth, development and its financial success by personally benefiting through the ownership of NNN Realty Advisors’ common stock, or other rights which recognize such growth, development and financial success. NNN Realty Advisors’ board of directors also believes that the 2006 Plan will enable NNN Realty Advisors to obtain and retain the services of its directors, key employees and consultants that are considered essential to NNN Realty Advisors’ long range success by offering them an opportunity to own stock and other rights that reflect NNN Realty Advisors’ financial success. The 2006 Plan is also designed to permit NNN Realty Advisors to make cash and equity based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The 2006 Plan became effective immediately upon stockholder approval.

Securities Subject to the 2006 Plan

The maximum aggregate number of shares of common stock that may be issued or transferred pursuant to awards under the 2006 Plan is equal to 2,339,200 shares.

To the extent that an award or any portion thereof granted under the 2006 Plan terminates, expires or lapses for any reason, any unissued shares subject to the award at such time will be available for future grants under the 2006 Plan. If any shares of restricted stock are surrendered by a participant or repurchased by NNN Realty Advisors pursuant to the terms of the 2006 Plan, such shares also will be available for future grants under the 2006 Plan. The add back of shares due to the replenishment provisions of the 2006 Plan will be on a one share added back for each one stock option, stock appreciation right and other award for which the holder pays the intrinsic value that was granted under the 2006 Plan is subsequently terminated, expired, cancelled, forfeited or repurchased. For every other award granted under the 2006 Plan, that is for every full-value award granted under the 2006 Plan, that is expired, cancelled, forfeited or repurchased two shares will be made available for issuance under the 2006 Plan. In no event, however, will any shares of NNN Realty Advisors’ common stock again be available for future grants under the 2006 Plan if such action would cause an incentive stock option to fail to qualify as an incentive stock option under Section 422 of the Code.

To the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by NNN Realty Advisors will not be counted against the shares available for issuance under the 2006 Plan.

The shares of NNN Realty Advisors’ common stock covered by the 2006 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market.

Eligibility

NNN Realty Advisors’ employees, consultants and non-employee directors are eligible to receive awards under the 2006 Plan. As of December 31, 2006, NNN Realty Advisors had approximately 435 employees and seven directors, three of whom are employee directors. The administrator of the 2006 Plan determines which of NNN Realty Advisors’ employees, consultants and directors will be granted awards. No employee, non-employee director or consultant is entitled to participate in the 2006 Plan as a matter of right, nor does any such participation constitute assurance of continued employment or service on NNN Realty Advisors’ board of directors. Except for awards granted to non-employee directors pursuant to the automatic grant provisions of the 2006 Plan, only those employees, non-employee directors and consultants who are selected to receive grants by the administrator may participate in the 2006 Plan.

Awards Under the 2006 Plan

The 2006 Plan provides that the administrator may grant or issue stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Non-Qualified Stock Options.  Non-qualified stock options, or NQSOs, will provide for the right to purchase shares of NNN Realty Advisors’ common stock at a specified price not less than the fair market value for a share of NNN Realty Advisors’ common stock on the date of grant, and usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.

Incentive Stock Options.  Incentive stock options, or ISOs, will be designed to comply with the applicable provisions of the Code relating to ISOs. Among such restrictions, ISOs must have an exercise price not less than the fair market value per share of NNN Realty Advisors’ common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. ISOs, however, may be subsequently modified to disqualify them from treatment as ISOs. The total fair market value of shares (determined as of the respective date or dates of grant) for which one or more options granted to any employee by NNN Realty Advisors (including all options granted under the 2006 Plan and all other four option plans or any parent or subsidiary corporation) may for the first time become exercisable as ISOs during any one calendar year shall not exceed the sum of $100,000. To the extent this limit is exceeded, the options granted will be NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of NNN Realty Advisors’ stock or any parent or subsidiary corporation, referred to as a 10% Owner, the 2006 Plan provides that the exercise price of an ISO must be at least 110% of the fair market value of a share of NNN Realty Advisors’ common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. Like NQSOs, ISOs usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals.

Stock Appreciation Rights.  Stock appreciation rights, or SARs, provide for the payment of an amount to the holder based upon increases in the price of NNN Realty Advisors’ common stock over a set base price. The base price of any SAR granted under the 2006 Plan must be at least 100% of the fair market value of a share of NNN Realty Advisors’ common stock on the date of grant. SARs under the 2006 Plan will be settled in cash or shares of NNN Realty Advisors’ common stock, or in a combination of both, at the election of the administrator. SARs may be granted in connection with stock options or other awards, or separately.

Restricted Stock.  Restricted stock may be issued at such price, if any, and may be made subject to such restrictions (including time vesting or satisfaction of performance goals), as may be determined by the administrator. Restricted stock typically may be repurchased by NNN Realty Advisors at the original purchase price, if any, or forfeited, if the vesting conditions and other restrictions are not met. In general, restricted stock may not be sold, or otherwise hypothecated or transferred until the vesting restrictions and other restrictions applicable to such shares are removed or expire. Recipients of restricted stock, unlike recipients of options or restricted stock units, generally will have voting rights and will receive dividends prior to the time when the restrictions lapse.

Deferred Stock Awards.  Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

Restricted Stock Units.  Restricted stock units entitle the holder to receive shares of NNN Realty Advisors’ common stock, subject to the removal of restrictions which may include completion of the applicable vesting service period or the attainment of pre-established performance goals. The issuance of shares of NNN Realty Advisors’ common stock pursuant to restricted stock units may be deferred or delayed beyond the time at which the restricted stock units vest in accordance with the terms of any specific award. Restricted stock units may not be sold, or otherwise hypothecated or transferred, and holders of restricted stock units do not have voting rights. Restricted stock units generally will be forfeited, and the underlying shares of stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

Dividend Equivalents.  Dividend equivalents represent the value of the dividends per share of NNN Realty Advisors’ common stock paid by NNN Realty Advisors, if any, calculated with reference to a specified number of shares. Dividend equivalent rights may be granted alone or in connection with stock options, SARs or other equity awards granted to the participant under the 2006 Plan. Dividend equivalents may be paid in cash or shares of NNN Realty Advisors’ common stock, or in a combination of both, at the election of the administrator.

Performance Awards.  Performance awards may be granted by the administrator to employees, consultants or non-employee directors based upon, among other things, the contributions, responsibilities and other compensation of the particular recipient. Generally, these awards will be based on specific performance goals and may be paid in cash or in shares of NNN Realty Advisors’ common stock, or in a combination of both, at the election of the administrator. Performance awards may include “phantom” stock awards that provide for payments based upon the value of NNN Realty Advisors’ common stock. Performance awards may also include bonuses granted by the administrator, which may be payable in cash or in shares of NNN Realty Advisors’ common stock, or in a combination of both.

Stock Payments.  Stock payments may be authorized by the administrator in the form of NNN Realty Advisors’ common stock or an option or other right to purchase NNN Realty Advisors’ common stock and may, without limitation, be issued as part of a deferred compensation arrangement in lieu of all or any part of compensation — including, without limitation, salary, bonuses, commissions and directors’ fees — that would otherwise be payable in cash to the employee, non-employee director or consultant.

Section 162(m) “Performance-Based” Awards.  The administrator may designate employees as participants whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The administrator may grant to such persons stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, cash bonuses and stock payments that are paid, vest or become exercisable upon the achievement of specified performance goals which are related to one or more of the following performance criteria, as applicable to NNN Realty Advisors:

•	net earnings (either before or after interest, taxes, depreciation and/or amortization);

•	gross or net sales or revenue;

•	net income (either before or after taxes);

•	operating earnings;

•	cash flow (including, but not limited to, operating cash flow and free cash flow);

•	return on assets;

•	return on capital;

•	return on stockholders’ equity;

•	return on sales;

•	gross or net profit or operating margin;

•	working capital;

•	earnings per share; and

•	price per share of NNN Realty Advisors’ common stock.

Performance goals established based on the performance criteria may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to the results of a peer group. Achievement of each performance goal will be determined in accordance with generally accepted accounting principles to the extent applicable.

The maximum number of shares of NNN Realty Advisors’ common stock which may be subject to awards granted under the 2006 Plan to any individual during any fiscal year, subject to adjustment in the event of any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin off or other transaction that affects the common stock in a manner that would require adjustment to such limit in order to prevent the dilution or enlargement of the potential benefits intended to be made available under the 2006 Plan. In addition, certain employees — those whose compensation in the year of grant is, or in a future fiscal year may be, subject to the limitation on deductibility under Section 162(m) of the Code — may not receive cash-settled performance awards in any fiscal year exceeding a specified maximum amount.

Automatic Grants to Non-employee Directors

The 2006 Plan authorizes the grant of awards to NNN Realty Advisors’ non-employee directors, the terms and conditions of which are to be determined by the administrator consistent with the 2006 Plan.

Each of NNN Realty Advisors’ four independent directors was automatically granted 10,000 shares of restricted common stock upon the closing of its 144A private equity offering in November 2006. The restricted stock will vest in equal increments on each of November 16, 2007, 2008 and 2009.

Vesting and Exercise of Awards

The applicable award agreement will contain the period during which the right to exercise the award in whole or in part vests. At any time after the grant of an award, the administrator may accelerate the period during which such award vests, subject to certain limitations. No portion of an award which is not vested at a participant’s termination of employment, termination of service on NNN Realty Advisors’ board of directors, or termination of consulting relationship will subsequently become vested, except as may be otherwise provided by the administrator either in the agreement relating to the award or by action following the grant of the award.

Generally, an option or stock appreciation right may only be exercised while such person remains NNN Realty Advisors’ employee, director or consultant, as applicable, or for a specified period of time (up to the remainder of the award term) following the participant’s termination of employment, directorship or the consulting relationship, as applicable. An award may be exercised for any vested portion of the shares subject to such award until the award expires.

Full-value awards made under the 2006 Plan generally will be subject to vesting over a period of not less than (i) three years from the grant date of the award if it vests based solely on employment or service with NNN Realty Advisors, or (ii) one year following the commencement of the performance period, for full-value awards that vest based upon the attainment of performance goals or other performance-based objectives. However, an aggregate of up to 100,000 shares of NNN Realty Advisors’ common stock may be granted subject to full-value awards under the 2006 Plan without respect to such minimum vesting provisions.

Only whole shares of NNN Realty Advisors’ common stock may be purchased or issued pursuant to an award. Any required payment for the shares subject to an award will be paid in the form of cash or a check payable to NNN Realty Advisors in the amount of the aggregate purchase price. However, the administrator may in its discretion and subject to applicable laws allow payment through one or more of the following:

•	the delivery of certain shares of NNN Realty Advisors’ common stock owned by the participant;

•	the surrender of shares of NNN Realty Advisors’ common stock which would otherwise be issuable upon exercise or vesting of the award;

•	the delivery of property of any kind which constitutes good and valuable consideration;

•	with respect to options, a sale and remittance procedure pursuant to which the optionee will place a market sell order with a broker with respect to the shares of NNN Realty Advisors’ common stock then issuable upon exercise of the option and the broker timely pays a sufficient portion of the net proceeds of the sale to NNN Realty Advisors in satisfaction of the option exercise price for the purchased shares plus all applicable income and employment taxes NNN Realty Advisors is required to withhold by reason of such exercise; or

•	any combination of the foregoing.

Transferability of Awards

Awards generally may not be sold, pledged, assigned or transferred in any manner other than by will or by the laws of descent and distribution or, subject to the consent of the administrator of the 2006 Plan, pursuant to a domestic relations order, unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed. Notwithstanding the foregoing, NQSOs may also be transferred with the administrator’s consent to certain family members and trusts. Awards may be exercised, during the lifetime of the holder, only by the holder or such permitted transferee.

Adjustments for Stock Splits, Recapitalizations, and Mergers

In the event of any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin off or other transaction that affects NNN Realty Advisors’ common stock in a manner that would require adjustment to such limit in order to prevent the dilution or enlargement of the potential benefits intended to be made available under the 2006 Plan, the administrator of the 2006 Plan will appropriately adjust:

•	the number and kind of shares of NNN Realty Advisors’ common stock (or other securities or property) with respect to which awards may be granted or awarded under the 2006 Plan;

•	the limitation on the maximum number and kind of shares that may be subject to one or more awards granted to any one individual during any fiscal year;

•	the number and kind of shares of NNN Realty Advisors’ common stock (or other securities or property) subject to outstanding awards under the 2006 Plan;

•	the number and kind of shares of NNN Realty Advisors’ common stock (or other securities or property) for which automatic grants are subsequently to be made to new and continuing non-employee directors; and

•	the grant or exercise price with respect to any outstanding award.

Change in Control

In the event of a Change in Control (as defined in the 2006 Plan), each outstanding award will be assumed, or substituted for an equivalent award, by the successor corporation. If the award will terminate upon the Change in Control and the successor corporation will provide for the assumption or substitution of the awards, the awards shall become fully exercisable prior to the immediate consummation of the transaction constituting a Change in Control, and terminate upon the Change in Control and the Administrator will provide holders of awards with not less than fifteen days prior notice.

Administration of the 2006 Plan

The Compensation Committee of NNN Realty Advisors’ Board is the administrator of the 2006 Plan unless the Board assumes authority for administration. The Compensation Committee must consist of two or more directors, each of whom is intended to qualify as both a “non-employee director,” as defined in Rule 16b-3 of the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Code. The Compensation Committee may delegate its authority to grant awards to persons other than NNN Realty Advisors’ officers, to a committee consisting of one or more Compensation Committee members or officers. The administrator has the power to:

•	select which directors, employees and consultants are to receive awards and the terms of such awards, consistent with the 2006 Plan;

•	determine whether options are to be NQSOs or ISOs, or whether awards are to qualify as “performance-based” compensation under Section 162(m) of the Code;

•	construe and interpret the terms of the 2006 Plan and awards granted pursuant to the 2006 Plan;

•	adopt rules for the administration, interpretation and application of the 2006 Plan;

•	interpret, amend or revoke any of the rules adopted for the administration, interpretation and application of the 2006 Plan; and

•	amend one or more outstanding awards in a manner that does not adversely affect the rights and obligations of the holder of such award (except in certain limited circumstances).

Amendment and Termination of the 2006 Plan

The administrator may amend the 2006 Plan at any time, subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of any exchange on which NNN Realty Advisors’ common stock is traded (or any other market or stock exchange on which NNN Realty Advisors’ common stock is at the time primarily traded). Additionally, stockholder approval will be specifically required to decrease the exercise price of any outstanding option or stock appreciation right granted under the 2006 Plan.

The administrator may terminate the 2006 Plan at any time. However, in no event may an award be granted pursuant to the 2006 Plan on or after October 20, 2016.

Principal Stockholders of NNN Realty Advisors

The following table presents information as of September 27, 2007 known to NNN Realty Advisors regarding the ownership of its common stock with respect to:

•	each person who is known to own more than 5.0% of NNN Realty Advisors common stock;

•	each named executive officer;

•	each director; and

•	all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The SEC has defined “beneficial” ownership of a security to mean the possession, including shared possession, directly or indirectly, of voting power or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that the stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment powers.

The percentages reflect beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act and are based on 43,679,741 shares of common stock outstanding as of September 27, 2007, including 1,736,668 shares of restricted stock issued to NNN Realty Advisors executive officers and directors. In April 2007, 96,666 shares of restricted stock were returned to NNN Realty Advisors upon termination of employment of an executive. The number of shares held by each stockholder includes the shares of common stock underlying options held by such stockholder that are exercisable by December 26, 2007, but excludes the shares of common stock underlying options held by any other stockholder.

	Shares Beneficially Owned
Name and Address of Beneficial Owners(1)	Number		Percentage

Named Executive Officers and Directors
Anthony W. Thompson	10,756,601	(2)	24.6%
Scott D. Peters	935,701	(3)	2.1%
Louis J. Rogers	2,176,052	(4)	5.0%
Andrea R. Biller	364,861	(3)	*
Francene LaPoint	131,667	(3)	*
Jeffrey T. Hanson	368,139	(3)	*
Glenn L. Carpenter	42,500	(5)	*
Harold H. Greene	22,500	(5)	*
Gary H. Hunt	22,500	(5)	*
D. Fleet Wallace	22,500	(5)	*
All directors and named executive officers as a group (10 persons)	14,843,021		34.0%

*	Less than one percent.

(1)	The address for each of NNN Realty Advisors directors and named executive officers is c/o NNN Realty Advisors, Inc., 1551 North Tustin Avenue, Suite 300, Santa Ana, California, 92705.

(2)	Of these shares, 1,191,108 are owned of record by the AWT Family L.P., of which Mr. Thompson and his spouse are the sole limited partners and the corporate general partner is controlled by Mr. Thompson. In addition, 893,331 shares are owned of record by Cunningham Lending Group, LLC, of which Mr. Thompson is the sole member.

(3)	Of these shares, 175,000 for Mr. Peters, 130,000 for Ms. Biller, 75,000 for Ms. LaPoint, and 50,000 for Mr. Hanson are shares of restricted stock which vest in equal thirds annually beginning January 1, 2007, 2008 and 2009, and 525,000 for Mr. Peters, 30,000 for Ms. Biller, 30,000 for Ms. LaPoint, 20,000 for Mr. Hanson, 12,500 for Mr. Carpenter, 12,500 for Mr. Greene, 12,500 for Mr. Hunt and 12,500 for Mr. Wallace are shares of restricted stock which vest in equal thirds annually beginning June 27, 2008. Amounts also reflect (i) options to purchase shares, which vested on November 16, 2006, in the following amounts: 16,666 for Mr. Peters, 13,333 for each of Ms. Biller and Ms. LaPoint and 8,333 for Mr. Hanson and (ii) options to purchase shares, which will vest on November 16, 2007, in the following amounts: 16,666 for Mr. Peters, 13,333 for each of Ms. Biller and Ms. LaPoint and 8,333 for Mr. Hanson.

(4)	Represents shares beneficially owned by Mr. Rogers as of December 31, 2006 less 96,666 shares of restricted stock forfeited upon the termination of his employment in April 2007.

(5)	Represents the initial grant of 10,000 shares of restricted stock which vest in equal thirds annually on November 16, 2007, 2008 and 2009 and a June 27, 2007 grant of 12,500 shares of restricted stock which vest in equal thirds annually beginning January 1, 2008. Mr. Carpenter purchased an additional 20,000 shares in NNN Realty Advisors’ November 2006 144A private equity offering.

Related Party Transactions

The director nominees and certain executive officers receive material financial and other benefits, as described below.

Anthony W. Thompson, Chairman of the Board of NNN Realty Advisors, has transferred the following amounts of his common stock owned in Capital Corp. to each of Louis J. Rogers, a NNN Realty Advisors director (25.0%), and to Kevin K. Hull, the Chief Executive Officer and President of Capital Corp. (25.0%). The transfers to Mr. Rogers were made as follows: 10.0% in November 2005, for a value of $84,000; 5.0% in August 2006, for a value of $169,000; and 10.0% in September 2006 for a value of $337,000. The transfers to Mr. Hull were made as follows: 5.0% in February 2006 for a value of $42,000; and 20.0% in September 2006 for a value of $675,000. Because Mr. Thompson was an affiliate of Capital Corp. at the time of these transfers, these transfers resulted in compensation charges to Capital Corp. In addition, NNN Realty Advisors agreed to pay the income taxes (including an associated “gross-up” payment to cover the tax on the tax payment) incurred by Mr. Rogers ($400,000) and Mr. Hull (as to only approximately one-half of such liability, or $191,000) in such transactions.

Mr. Thompson has transferred 25.0% of his common stock interest in Realty to Mr. Rogers as follows: 12.0% in January 2005, for a value of $1.5 million; 4.0% in August 2005, for a value of $685,000; 4.0% in August 2006, for a value of $1.1 million; and 5.0% in September 2006, for a value of $1.4 million. Because Mr. Thompson was an affiliate of Realty at the time of these transfers, these transfers resulted in compensation charges to Realty. In addition, NNN Realty Advisors agreed to pay the income taxes (including an associated gross-up payment) aggregating $2.0 million, incurred by Mr. Rogers in such transactions.

On July 29, 2006, Mr. Thompson and Mr. Rogers agreed to transfer up to 15.0% of the outstanding common stock of Realty to Jeffrey T. Hanson, NNN Realty Advisors’ Chief Investment Officer, assuming he remained employed by NNN Realty Advisors, in equal increments on July 29, 2007, 2008 and 2009. Due to the acquisition of Realty, the transfers will be settled with 844,500 shares of NNN Realty Advisors’ common stock (633,375 shares from Mr. Thompson and 211,125 shares from Mr. Rogers). Since Mr. Thompson and Mr. Rogers were affiliates who owned more than 10.0% of Realty’s common stock and had the ability, directly or indirectly, to control or significantly influence the entity, and the award was granted to Mr. Hanson in exchange for services provided to Realty which are vested upon completion of the respective service period, the fair value of the award was accounted for as stock-based compensation in accordance with SFAS No. 123R. As a result, NNN Realty Advisors recognized $1.3 million and $333,000 in stock-based compensation and a related income tax benefit (deferred tax asset) of $520,000 and $130,000 for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively. As of June 30, 2007 and December 31, 2006, there was $5.5 million and $6.9 million, respectively, of unrecognized stock-based compensation related to the unvested portion of the award that NNN Realty Advisors expects to recognize as follows: $1.3 million in 2007, $2.7 million in 2008 and $1.5 million in 2009.

Before joining Realty, Mr. Hanson was employed with Grubb and Ellis. Since July 2006, in connection with his employment with Grubb and Ellis, Mr. Hanson was or will be paid commissions relating to transactions involving properties acquired or sold by NNN Realty Advisors’ programs of approximately $1.2 million.

G REIT, Inc., or G REIT, a public non-traded REIT sponsored by NNN Realty Advisors, has agreed to pay Mr. Peters and Andrea R. Biller, General Counsel, Executive Vice President and Secretary of NNN Realty Advisors, retention bonuses in connection with its stockholder approved liquidation of $50,000 and $25,000, respectively, upon the filing of each of G REIT’s annual and quarterly reports with the SEC during the period of the liquidation process. These retention bonuses were agreed upon by the independent directors of G REIT and approved by the stockholders of G REIT in connection with G REIT’s stockholder approved liquidation. As of June 30, 2007, Mr. Peters and Ms. Biller have received retention bonuses of $300,000 and $150,000, respectively.

T REIT, Inc., a public non-traded REIT sponsored by NNN Realty Advisors, has paid performance bonuses in connection with its stockholder approved liquidation to Ms. Biller of $25,000 in August 2005 and $35,000 in March 2006.

Each of Mr. Peters and Ms. Biller received an equity interest of 18.0% of NNN Apartment Management, LLC, which owns a 25.0% equity interest in NNN Apartment Advisor, LLC, the subsidiary NNN Realty Advisors formed to advise and manage NNN Apartment REIT, Inc., a public non-traded REIT sponsored by NNN Realty Advisors.

Each of Mr. Peters, Ms. Biller and Mr. Hanson received an equity interest of 18.0% of NNN Healthcare/Office Management, LLC, which owns a 25.0% equity interest in NNN Healthcare/Office Advisor, LLC, the subsidiary formed by NNN Realty Advisors to advise and manage NNN Healthcare/Office REIT, Inc., a public non-traded REIT sponsored by NNN Realty Advisors.

Mr. Thompson is entitled to receive up to $175,000 annually in compensation from each of NNN Apartment Management, LLC and NNN Healthcare/Office Management, LLC.

Directors and officers, as well as officers, managers and employees of NNN Realty Advisors’ subsidiaries, have purchased interests in offerings made by its programs at a discount and may continue to purchase interests in the public non-traded REIT programs at a discount. The purchase price for these interests reflects the fact that selling commissions and marketing allowances will not be paid in connection with these sales. The net proceeds to NNN Realty Advisors from these sales made net of commissions will be substantially the same as the net proceeds received from other sales.

Since its inception in 1998, Mr. Thompson has routinely provided personal guarantees to various lending institutions that provided financing for the acquisition of many properties by NNN Realty Advisors’ programs. These guarantees cover general payment obligations, environmental and hazardous substance indemnification and indemnification for any liability arising from the SEC investigation of Triple Net Properties. In connection with the formation transactions, NNN Realty Advisors indemnified Mr. Thompson for amounts he may be required to pay under all of these guarantees to which Triple Net Properties, Realty or Capital Corp. is an obligor to the extent such indemnification would not require NNN Realty Advisors to book additional liabilities on its balance sheet.

Cunningham Lending Group LLC, a company that is wholly-owned by Mr. Thompson, from time to time has made unsecured loans to some of its programs. The loans are not negotiated at arm’s length, are serviced by the cash flows from the programs and bear interest at rates ranging from 8.0% to 12.0%.

NNN Realty Advisors and its subsidiaries have made advances totaling $3.6 million to Colony Canyon, a property 20.0% owned by Mr. Thompson. The advances bear interest at 10.0% per annum and are required to be repaid within one year (although the repayments can and have been extended from time to time).

The following formation transactions were entered into in connection with NNN Realty Advisors’ Rule 144A private equity offering in November 2006 and were not negotiated at arm’s length:

•	TNP Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of NNN Realty Advisors, entered into an agreement and plan of merger with Triple Net Properties, which was owned by Mr. Thompson and a number of other employees and third-party investors. In connection with the merger agreement, NNN Realty Advisors entered into contribution agreements with the holders of a majority of the common membership interests of Triple Net Properties. Under the merger agreement and the contribution agreements NNN Realty Advisors issued 19,741,407 shares of common stock (to the accredited investor members) and $986,000 in cash (to the unaccredited investor members in lieu of 0.5% of the shares of NNN Realty Advisors common stock they would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering) in exchange for all the common member interests. Concurrently with the closing of the 144A offering on November 16, 2006, Triple Net Properties became a wholly-owned subsidiary of NNN Realty Advisors.

•	NNN Realty Advisors entered into a contribution agreement with Mr. Thompson and Mr. Rogers pursuant to which they contributed all of the outstanding shares of Realty to NNN Realty Advisors in exchange for 4,686,500 shares of NNN Realty Advisors common stock and, with respect to Mr. Thompson, $9.4 million in cash in lieu of 22.3% of shares of NNN Realty Advisors common stock he would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering. Concurrently with the closing of the 144A offering on November 16, 2006, Realty became a wholly-owned subsidiary of NNN Realty Advisors.

•	NNN Realty Advisors entered into a contribution agreement with Mr. Thompson, Mr. Rogers and Mr. Hull pursuant to which they contributed all of the outstanding shares of Capital Corp. to NNN Realty Advisors in exchange for 1,323,500 shares of NNN Realty Advisors common stock and, with respect to Mr. Thompson, $2.7 million in cash in lieu of 33.5% of shares of NNN Realty Advisors common stock he would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering. Capital Corp. became a wholly-owned subsidiary of NNN Realty Advisors on December 14, 2006, following receipt of NASD approval.

To the extent that NNN Realty Advisors pays the SEC an amount in excess of $1.0 million in connection with any settlement or other resolution of the SEC investigation, Mr. Thompson has agreed to forfeit to us 1,210,000 shares of NNN Realty Advisors common stock, which subsequent to the merger equals 1,064,800 shares of Grubb & Ellis common stock. In connection with this arrangement, NNN Realty Advisors has entered into an escrow agreement with Mr. Thompson and an independent escrow agent, pursuant to which the escrow agent will hold 1,210,000 shares of NNN Realty Advisors common stock (which subsequent to the merger equals 1,064,800 shares of Grubb & Ellis common stock) that were otherwise issuable to Mr. Thompson in connection with the formation transactions to secure Mr. Thompson’s obligations to NNN Realty Advisor. Mr. Thompson’s liability under this arrangement will not exceed the shares in escrow.

To the extent that NNN Realty Advisors incurs any liability arising from the failure to comply with real estate broker licensing requirements in certain states, Messrs. Thompson, Rogers and Hanson have agreed to forfeit to NNN Realty Advisors up to an aggregate of 4,686,500 shares of NNN Realty Advisors common stock, which subsequent to the merger equals 4,124,120 shares of Grubb & Ellis common stock. In addition, Mr. Thompson has agreed to indemnify NNN Realty Advisors, to the extent the liability incurred by NNN Realty Advisors for such matters exceeds the deemed $46,865,000 value of these shares, up to an additional $9,435,000 in cash. The above indemnifications expire on November 16, 2009.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this document and incorporated by reference. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not this summary or any other information contained in this document. All stockholders of Grubb & Ellis and NNN Realty Advisors are urged to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement

The summary of the terms of the merger agreement is intended to provide information about the terms of the merger. The terms and information in the merger agreement should not be relied on as disclosures about Grubb & Ellis or NNN Realty Advisors without consideration to the entirety of public disclosure by Grubb & Ellis as set forth in its public reports with the SEC. The terms of the merger agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. In particular, the representations and warranties made by the parties to each other in the merger agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the merger should events or circumstances change or be different from those stated in the representations and warranties. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders under federal securities laws. Matters may change from the state of affairs contemplated by the representations and warranties. Grubb & Ellis will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and will update such disclosure as required by federal securities laws.

Structure of the Merger

In the merger, B/C Corporate Holdings, Inc., a wholly owned subsidiary of Grubb & Ellis that was formed for the purpose of the merger, will be merged with and into NNN Realty Advisors with NNN Realty Advisors surviving the merger. Upon consummation of the merger, NNN Realty Advisors shall be a wholly owned subsidiary of Grubb & Ellis. The merger will become effective when NNN Realty Advisors files a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as Grubb & Ellis and NNN Realty Advisors agree and specify in the certificate of merger). The time the merger becomes effective is referred to as the effective time of the merger. Grubb & Ellis and NNN Realty Advisors anticipate that the parties will make this filing as soon as practicable after the last of the conditions to the merger contained in the merger agreement has been satisfied or waived.

Timing of Closing

The closing will occur as soon as practicable, but in no event later than the second business day after the day on which the last of the conditions set forth in the merger agreement has been satisfied or waived, unless Grubb & Ellis and NNN Realty Advisors agree to a different date. See “ — Conditions to Completion of the Merger” beginning on page 190 for a more complete description of the conditions that must be satisfied or waived before closing.

Merger Consideration

At the effective time of the merger, each issued and outstanding share of NNN Realty Advisors common stock will be converted into the right to receive 0.88 of a share of Grubb & Ellis common stock, provided, however, in no event shall Grubb & Ellis issue more than an aggregate of 38,533,094 shares of its common stock in respect of NNN Realty Advisors common stock, but excluding shares that will be issued in exchange for NNN Realty Advisors options. If, between the date of the merger agreement and the effective time of the merger, there is a reclassification, recapitalization, stock split or reverse stock split, or any stock dividend with respect to the capital stock of Grubb & Ellis or NNN Realty Advisors, the exchange ratio will be appropriately adjusted. NNN Realty Advisors stockholders will receive cash in lieu of any fractional shares of Grubb & Ellis common stock that would have otherwise been received in the merger. See “Fractional Shares” beginning on this page below.

Grubb & Ellis and NNN Realty Advisors expect that, upon completion of the merger, the NNN Realty Advisors stockholders immediately prior to the merger will own approximately 59% of the outstanding common stock of Grubb & Ellis, and the Grubb & Ellis stockholders immediately prior to the merger will own approximately 41% of the outstanding common stock of Grubb & Ellis.

Exchange of Shares

Before the effective time of the merger, Grubb & Ellis shall appoint Computershare Investor Services L.L.C. as exchange agent to handle the exchange of NNN Realty Advisors common stock in the merger for Grubb & Ellis common stock and the payment of cash in lieu of fractional shares of Grubb & Ellis common stock. Promptly after the effective time of the merger, the exchange agent will send to each holder of NNN Realty Advisors common stock a letter of transmittal for use in the exchange and instructions explaining how to surrender stock certificates or transfer uncertificated shares of NNN Realty Advisors common stock to the exchange agent. Holders of NNN Realty Advisors common stock that surrender their stock certificates or transfer their uncertificated shares to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. You should not return stock certificates with the enclosed proxy card.

After the effective time of the merger, holders of unexchanged shares of NNN Realty Advisors common stock will not be entitled to receive any dividends or other distributions payable by Grubb & Ellis after the effective time of the merger until their shares of NNN Realty Advisors common stock are surrendered. However, once those shares are surrendered, Grubb & Ellis will pay the holder, without interest, any dividends with a record date after the effective time of the merger that were previously paid to Grubb & Ellis stockholders or are payable at the time the shares of NNN Realty Advisors common stock are surrendered.

Fractional Shares

Grubb & Ellis will not issue fractional shares of Grubb & Ellis common stock in the merger. All fractional shares of Grubb & Ellis common stock that a holder of shares of NNN Realty Advisors common stock would otherwise be entitled to receive as a result of the merger will be aggregated. For any fractional share that results from such aggregation, the exchange agent will pay the holder an amount of cash, without interest, equal to the fraction of a share of Grubb & Ellis common stock to which the NNN Realty Advisors stockholder would be entitled in the merger multiplied by the closing sale price of a share of Grubb & Ellis common stock on the trading day immediately prior to the closing date of the merger.

NNN Realty Advisors Stock Options

All NNN Realty Advisors options, whether or not exercisable and whether or not vested and whether or not granted under a NNN Realty Advisors stock option plan, that are outstanding as of the effective time of the merger, will remain outstanding following the effective time of the merger and will be assumed by Grubb & Ellis as described below.

At the effective time of the merger, each outstanding NNN Realty Advisors option will be converted into an option to acquire Grubb & Ellis common stock on the same terms and conditions as the NNN Realty Advisors option before the effective time of the merger except that each option will allow the holder thereof to purchase a number of shares of Grubb & Ellis common stock equal to (1) the number of shares of NNN Realty Advisors common stock subject to the NNN Realty Advisors option prior to the effective time of the merger multiplied by (2) 0.88, rounded to the nearest whole share and upon the effective time of the merger, provided, however, that in no event will stock options, in the aggregate, be exercisable for more than 717,024 shares of Grubb & Ellis common stock. Each such Grubb & Ellis option will have an exercise price per share equal to (x) the exercise price per share of the NNN Realty Advisors option before the completion of the merger divided by (y) 0.88, rounded up to the nearest whole cent.

Grubb & Ellis has agreed to take all action necessary to implement the conversion described above, including the reservation, issuance and listing of a sufficient number of shares of Grubb & Ellis common stock for delivery upon exercise of these substitute options. Grubb & Ellis is required to prepare and file a registration statement on an appropriate form, or a post-effective amendment to a previously filed registration statement, with respect to the shares of Grubb & Ellis common stock subject to the above options and, where applicable, is required to use its reasonable efforts to have the registration statement declared effective as soon as practicable after the effective time of the merger, to maintain its effectiveness and to maintain the current status of the prospectus contained in it for so long as the options remain outstanding.

The merger will not constitute a change in control under the terms of the NNN Realty Advisors, Inc. 2006 Long Term Incentive Plan or the NNN Realty Advisors option award agreements.

NNN Realty Advisors Restricted Stock

At the effective time of the merger, restrictions on transfer and/or forfeiture with respect to the restricted NNN Realty Advisors common stock held by the individuals listed below in the respective amounts set forth opposite such person’s name shall terminate and the Grubb & Ellis common stock issued in exchange for such shares of NNN Realty Advisors common stock shall be fully vested without such restrictions.

NNN Realty Advisors Common Stockholder	Share Amount

Scott D. Peters	116,667
Andrea R. Biller	86,667
Francene LaPoint	50,000
Jeffrey T. Hanson	33,334
Glenn L. Carpenter	10,000
Harold H. Greene	10,000
Gary H. Hunt	10,000
D. Fleet Wallace	10,000

Other than as described in the immediately preceding sentence, the shares of Grubb & Ellis common stock issued upon the conversion of shares of NNN Realty Advisors common stock outstanding immediately prior to the effective time of the merger that are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased upon any termination of the stockholders’ employment, directorship or other relationship with NNN Realty Advisors will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the effective time of the merger.

Listing of Grubb & Ellis Stock

Grubb & Ellis has agreed to use its reasonable best efforts to cause the shares of Grubb & Ellis common stock to be issued in the merger to be approved for listing on the NYSE. Grubb & Ellis will continue to use the trading symbol “GBE” for the shares of Grubb & Ellis common stock after the merger.

Grubb & Ellis Governance and Related Matters

Grubb & Ellis has agreed to take the necessary corporate action so that, at the effective time of the merger:

The board of directors of the combined company will be comprised of three classes of directors. The combined company will be headquartered in Santa Ana, CA. At the effective time of the merger, the Grubb & Ellis Board will be increased to nine members which will include six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis. Anthony W. Thompson, Founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board. C. Michael Kojaian, currently Chairman of the board of directors of Grubb & Ellis, will remain on the board of directors of Grubb & Ellis. Scott D. Peters, President and Chief Executive Officer of NNN Realty Advisors will join the Grubb & Ellis Board of Directors and will become Chief Executive Officer and President of the combined entity. Commencing with the first annual meeting of Grubb & Ellis stockholders after the effective time of the merger, composition of the Grubb & Ellis board of directors and its committees will be determined by the nomination and election process provided for in the amended Grubb & Ellis charter, amended Grubb & Ellis bylaws and Delaware law. For more information on the Grubb & Ellis Board of Directors following the merger, see “Board of Directors and Management of Grubb & Ellis Following the Merger; Headquarters — Grubb & Ellis Board at Effective Time.”

Representations and Warranties

The merger agreement contains a number of substantially reciprocal representations and warranties made by each of Grubb & Ellis and NNN Realty Advisors to the other. The most significant representations and warranties relate to:

•	due incorporation, good standing and qualification;

•	corporate authority to enter into the merger agreement and complete the merger;

•	approval and adoption of the merger agreement and related matters by the board of directors;

•	required stockholder vote to approve the merger or the transactions contemplated by the merger agreement;

•	required consents and filings with government entities;

•	absence of any breach of organizational documents, laws and agreements as a result of the merger;

•	capitalization;

•	ownership of subsidiaries;

•	accuracy and sufficiency of documents filed with the SEC;

•	conformity of the financial statements with applicable accounting principles and that the financial statements fairly present, in all material respects, the consolidated financial positions of Grubb & Ellis and NNN Realty Advisors;

•	sufficiency of internal controls;

•	information supplied for use in this document;

•	absence of material changes or events;

•	absence of undisclosed liabilities;

•	compliance with laws and court orders;

•	regulatory compliance;

•	absence of material pending or threatened legal proceedings;

•	broker’s fees;

•	receipt of opinions from financial advisors;

•	tax matters;

•	ownership of assets;

•	contract and real property matters;

•	employee benefit plans and labor matters;

•	environmental matters; and

•	inapplicability of Delaware takeover statutes to the merger.

Significant portions of the representations and warranties of NNN Realty Advisors and Grubb & Ellis are qualified as to “materiality” or “material adverse effect”. For example, both a failure in regulatory compliance, and a material pending or threatened legal proceeding, including any action brought by the SEC, would have to qualify as having a material adverse effect to be grounds for termination of the merger agreement. Under the merger agreement, a material adverse effect means, when used in connection with Grubb & Ellis or NNN Realty Advisors, a material adverse effect on the business, condition (financial or otherwise), assets or liabilities or results of operation of Grubb & Ellis or NNN Realty Advisors and their respective subsidiaries, taken as a whole, except any such effect to the extent resulting from any of the following (but so long as, in the first, third and fourth bullet points below, such effect does not have a materially disproportionate effect on Grubb & Ellis or NNN Realty Advisors, as the case may be, and their respective subsidiaries):

•	any change in the securities markets generally;

•	any decrease in the market price of the common stock of Grubb & Ellis, after May 22, 2007 (excluding any underlying circumstance or effect that may have caused that decrease in market price);

•	changes resulting from any act of war or armed hostilities (or any escalation thereof) or the occurrence of acts of terrorism;

•	changes, circumstances or conditions generally affecting any industry in which Grubb & Ellis or NNN Realty Advisors, as the case may be, or any of their subsidiaries operate;

•	changes affecting general economic, legal, regulatory or political conditions in the U.S.;

•	changes resulting from a change in law or U.S. GAAP; or

•	changes, facts, circumstances or conditions that can be shown to have been proximately caused by the announcement or pendency of the merger.

The representations and warranties in the merger agreement do not survive the completion of the merger or the termination of the merger agreement.

Certain Covenants

Grubb & Ellis and NNN Realty Advisors have agreed to certain covenants in the merger agreement, including:

No Solicitation; Other Offers

Each of Grubb & Ellis and NNN Realty Advisors has agreed that it and its subsidiaries will not (nor will they or their subsidiaries authorize their respective officers, directors, employees or advisors to):

•	solicit, initiate, encourage or facilitate the submission of any “competing proposal” of the type described below;

•	enter into, initiate or participate in any discussions or negotiations with, furnish any non-public information relating to itself or any of its subsidiaries or otherwise cooperate in any way with, or assist or encourage any third party seeking to make or who has made or may reasonably be expected to make a competing proposal;

•	withdraw or modify in a manner adverse to the other party or propose to, announce an intent to, or resolve to, withdraw (or modify in a manner adverse to the other party) its recommendation to its stockholders that, in the case of Grubb & Ellis stockholders, they approve the amendments to the Grubb & Ellis charter and the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, or in the case of NNN Realty Advisors stockholders, they adopt the merger agreement and approve the merger, which in each case is referred to as an adverse recommendation change;

•	grant any waiver or release under any standstill, confidentiality or similar agreement with respect to any class of equity securities of itself or any of its subsidiaries;

•	enter into any agreement in principle, letter of intent, memorandum of understanding, merger agreement or other similar agreement relating to a competing proposal; or

•	take any action to exempt any third party (other than Grubb & Ellis or NNN Realty Advisors, as the case may be) from the restrictions on “business combinations” under Section 203 of the DGCL.

However, either party is permitted to engage in discussions or negotiations with, and provide information to, any person in response to an unsolicited bona fide competing proposal (as defined below) that is reasonably likely to lead to a superior proposal (as defined below) if:

•	its special meeting to vote on the applicable stockholder proposals required to be approved by its stockholders to complete the merger has not occurred;

•	such competing proposal constitutes a superior proposal or its board of directors determines in good faith, after receiving the advice of its financial advisors and outside legal counsel, that such competing proposal would reasonably be expected to result in a superior proposal; and

•	it receives from such person an executed confidentiality agreement with terms no less favorable than those contained in the existing confidentiality agreement between Grubb & Ellis and NNN Realty Advisors.

Grubb & Ellis and NNN Realty Advisors must keep the other reasonably informed of the status and details of any competing proposal. After complying with the preceding paragraph, if either party receives an unsolicited bona fide written competing proposal and such party’s board of directors concludes in good faith after consultation with its financial advisors and outside legal counsel, that such competing proposal constitutes a superior proposal and that taking action is necessary to comply with its fiduciary duties to its stockholders, the board of directors of such party may make an adverse recommendation change. Before making an adverse recommendation change, Grubb & Ellis or NNN Realty Advisors, as applicable, must provide the other party with a period of five business days to propose and negotiate amendments to the terms of the merger agreement so as to enable it to proceed without changing its recommendation. Following such five business day period, if the board of directors of Grubb & Ellis or NNN Realty Advisors, as applicable, remains committed to making an adverse recommendation change in favor of a superior proposal, such party will be permitted to terminate the merger agreement in accordance with its terms as described herein including the payment of the termination fee set forth in the merger agreement. See “— Termination Fees” below for more details regarding the termination fee payable under the merger agreement.

A “competing proposal” means with respect to Grubb & Ellis or NNN Realty Advisors any inquiry, proposal or offer from any third party relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (A) 20% or more (based on the fair market value thereof) of the assets of such party and its subsidiaries, taken as a whole, or (B) 20% or more of the outstanding shares of the voting securities of such party; (ii) any tender offer or exchange offer that, if consummated, would result in any third party owning, directly or indirectly, 20% or more of the outstanding shares of the voting securities of such party; or (iii) any merger, consolidation, business combination, share exchange or similar transaction involving such party pursuant to which any third party would own, directly or indirectly, 20% or more of any class of equity securities of such party or of the surviving entity in a merger or the resulting direct or indirect parent of such party or such surviving entity, other than, in each case, the transactions contemplated by the merger agreement.

A “superior proposal” means with respect to Grubb & Ellis or NNN Realty Advisors any bona fide competing proposal (provided that the applicable percentages in the definition of “competing proposal” shall be in excess of 50% as opposed to 20%) which such party’s board of directors determines in good faith (after consultation with its financial advisors and outside counsel) is on terms that are more favorable to the holders of its common stock (other than Grubb & Ellis, B/C Corporate Holdings, Inc. and their affiliates in the case of a competing proposal with respect to NNN Realty Advisors and other than NNN Realty Advisors and its affiliates in the case of a competing proposal in respect of Grubb & Ellis) than the merger, after taking into account all relevant factors, including, but not limited to, financial terms (including any financing commitments), the conditions to the consummation thereof, the likelihood of such competing proposal being consummated and all other aspects of such competing proposal and of the merger agreement.

At any time prior to receipt of the applicable stockholder approval, the board of directors of Grubb & Ellis or NNN Realty Advisors may make an adverse recommendation change, if after consultation with its outside counsel, the board of directors determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable law; provided, however, that the board of directors of such party shall not make an adverse recommendation change until after the fifth business day following the other party’s receipt of written notice advising the other party of the adverse recommendation change and specifying the reasons therefor.

Each party has agreed to terminate any discussions or negotiations with any person that began before May 22, 2007.

Covenant to Recommend

The Grubb & Ellis Board of Directors has agreed to recommend the approval by Grubb & Ellis stockholders, to be effective immediately prior to the effective time of the merger, of (1) a proposal to amend the Grubb & Ellis charter to increase the authorized number of shares of Grubb & Ellis common stock from 50 million to 100 million, (2) a proposal to amend the Grubb & Ellis charter to increase the authorized number of shares of Grubb & Ellis preferred stock from one million to 10 million, (3) a proposal to amend the Grubb & Ellis charter to provide for a classified board of directors with three classes, (4) a proposal to issue shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger on the terms and conditions set forth in the merger agreement, and (5) a proposal to elect the proposed board of directors, and to call a meeting of its stockholders for these purposes. The NNN Realty Advisors board of directors has agreed to recommend the approval by NNN Realty Advisors stockholders of a proposal to adopt the merger agreement and approve the merger, and has agreed to call a meeting of its stockholders for this purpose. Each party’s board of directors, however, can make an adverse recommendation change, including by approving, recommending or endorsing a potential superior proposal as described above in “— Certain Covenants-No Solicitation; Other Offers.”

Interim Operations of Grubb & Ellis and NNN Realty Advisors

Each of Grubb & Ellis and NNN Realty Advisors has undertaken a separate covenant that places certain restrictions on it and its subsidiaries until the later of either the effective time or the date the merger agreement is terminated. In general, Grubb & Ellis and its subsidiaries and NNN Realty Advisors and its subsidiaries are required to conduct their respective businesses in the ordinary course consistent with past practice and to use all commercially reasonable efforts to preserve intact their respective business organizations and relationships with third parties. The companies have also agreed to some specific restrictions which (subject to exceptions described in the merger agreement) are substantially, but not entirely, comparable, because, in a number of instances, an action is applicable to only one of the parties by nature. The most significant activities that each company has agreed not to do, and not to permit its subsidiaries to do, are as follows:

•	amend its organizational documents (except as contemplated in the merger agreement to consummate the merger);

•	split, combine or reclassify its shares of capital stock;

•	declare dividends, except for regular quarterly cash dividends not in excess of $0.09 per share, in the case of NNN Realty Advisors common stock and dividends from any subsidiary to its parent;

•	issue, deliver, sell, redeem or repurchase equity securities, options or other securities convertible into or exercisable for equity securities, except to a limited extent to employees or directors or wholly owned subsidiaries;

•	acquire or dispose of a material asset, except in the ordinary course or below certain dollar thresholds;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	create, incur or assume any indebtedness, other than in the ordinary course or under existing lines of credit or under other existing commitments and except as provided under the merger agreement;

•	enter into any agreement that limits or otherwise restricts in any material respect such party, or will restrict the combined company after the effective time of the merger;

•	enter into or modify, amend or terminate certain contracts or waive, release, compromise or assign any material rights under such contracts, other than in the ordinary course;

•	acquire any other company;

•	make or commit to make any capital expenditure in excess of $1,000,000 other than in ordinary course;

•	fail to maintain material insurance coverage;

•	enter into any currency or interest rate swaps, caps or floors, other than in ordinary course of business consistent with past practice;

•	grant or increase employee compensation or benefits, except for normal ordinary course increases consistent with past practice (but in no event including awards that will be enhanced or accelerated by the transactions contemplated by the merger agreement);

•	change its financial accounting or tax accounting policies except as required by GAAP or applicable laws; and

•	settle any legal proceedings other than in the ordinary course.

Reasonable Best Efforts Covenant

Grubb & Ellis and NNN Realty Advisors have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the merger and the other transactions contemplated by the merger agreement, including filing requisite documents with governmental entities or other third parties and obtaining and maintaining all necessary approvals, consents and authorizations. However, neither Grubb & Ellis nor NNN Realty Advisors is required to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.

Certain Employee Benefits Matters

The merger agreement provides that from the effective time of the merger until June 30, 2008, or such shorter period as such employee is a continuing employee, Grubb & Ellis shall, or shall cause the NNN Realty Advisors, as the surviving corporation, and its subsidiaries, to provide to each of the employees of Grubb & Ellis or any of its subsidiaries who continue, at the effective time of the merger, as an employee of Grubb & Ellis or NNN Realty Advisors or any of their respective subsidiaries, referred to as continuing employees, base salary or wages, as applicable, any annual bonus opportunities, severance and employee benefits (excluding equity-based plans) that, in the aggregate, are no less favorable than the base salary or wages, as applicable, any annual bonus opportunities, severance and employee benefits (excluding equity-based plans), in the aggregate, provided to such continuing employee immediately prior to the effective date. All such salaries, wages, opportunities and benefits shall be paid or provided pursuant to arrangements or plans of Grubb & Ellis.

To the extent permitted under applicable law, Grubb & Ellis shall, or shall cause the surviving corporation and its subsidiaries to, (i) give continuing employees full credit for all purposes including for eligibility to participate, vesting, severance and benefit accrual (other than with respect to any defined benefit plan) under the employee benefit plans or arrangements maintained by Grubb & Ellis, NNN Realty Advisors or any of their applicable subsidiaries in which such continuing employees may participate for such continuing employees’ service with Grubb & Ellis or its subsidiaries (or any predecessors entities) to the same extent recognized by Grubb & Ellis or such subsidiaries under the corresponding Grubb & Ellis plans immediately prior to the effective time; provided, further, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits; (ii) with respect to any “welfare benefit plans” (as defined in section 3(1) of ERISA) maintained by Grubb & Ellis, NNN Realty Advisors or any of their applicable subsidiaries for the benefit of continuing employees on and after the effective time, (x) waive any eligibility requirements, waiting periods or pre-existing condition limitations to the same extent waived under comparable plans of Grubb & Ellis and its subsidiaries immediately prior to the effective time of the merger, and (y) to cause such plans to provide credit for any deductible, co-payments and maximum out-of-pocket payments paid by such continuing employees in respect of the year in which the effective time of the merger occurs under the corresponding plans immediately prior to the effective time of the merger; and (iii) recognize vacation days previously accrued and reserved for by Grubb & Ellis and its subsidiaries.

The merger agreement does not create any right to continued employment with Grubb & Ellis or its subsidiaries.

Please see “The Merger — Interests of Grubb & Ellis Executive Officers and Directors in the Merger,” beginning on page 112 and “The Merger — Interests of NNN Realty Advisors Executive Officers and Directors in the Merger” beginning on page 122 for additional information on employee benefits matters covered in the merger agreement.

Indemnification and Insurance

Grubb & Ellis has agreed that:

•	it will indemnify former directors and officers of Grubb & Ellis or its subsidiaries for liabilities from their acts or omissions in those capacities occurring at or before the effective time of the merger to the extent provided under Grubb & Ellis’ charter and bylaws as in effect on May 22, 2007, or any agreement providing for indemnification by Grubb & Ellis or its subsidiaries in effect on May 22, 2007 subject, in each case, to any limitation imposed under applicable law; and

•	for six years after the effective time of the merger, it will provide officers’ and directors’ liability insurance covering acts or omissions occurring at or before the effective time of the merger by each officer or director of Grubb & Ellis or its subsidiaries covered by Grubb & Ellis’ current officers’ and directors’ liability insurance policy. This Grubb & Ellis tail coverage must be no less favorable than the Grubb & Ellis policy in effect as of the effective time of the merger.

Prohibited Transactions

In the merger agreement, Grubb & Ellis has agreed not to sell, pledge, transfer or otherwise dispose of or further encumber the shares of common stock of Grubb & Ellis Realty Advisors owned by Grubb & Ellis.

In the merger agreement, NNN Realty Advisors agreed not to enter into any transaction with any advisor, managing member or general partner of certain affiliated entities without the consent of Grubb & Ellis prior to the effective time of the merger.

Certain Other Covenants.  The merger agreement contains additional mutual covenants, which include, among other things, agreements by each party to:

•	provide access to information;

•	cooperate as to publicity about the merger;

•	cooperate and use commercially reasonable efforts in connection with preparation of this joint proxy statement/prospectus and the registration statement on form S-4 and causing the registration statement to be declared effective;

•	consult regarding any stockholder litigation;

•	mutually determine whether to maintain or terminate of existing credit facilities of Grubb & Ellis and NNN Realty Advisors;

•	provide notice of certain matters; and

•	not take any action to jeopardize the intended tax treatment of the merger.

Conditions to Completion of the Merger

The obligations of each of Grubb & Ellis and NNN Realty Advisors to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following mutual conditions:

•	approval by the Grubb & Ellis and NNN Realty Advisors stockholders of the proposals required to consummate the merger (as further described in this document);

•	absence of any law, rule, order, injunction or judgment prohibiting or preventing the completion of the merger;

•	expiration or termination of the HSR Act waiting period;

•	accuracy as of the effective time of the merger of the representations and warranties made by the other party to the extent specified in the merger agreement;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing; and

•	no change, event or circumstance has occurred that has resulted in a “material adverse effect” as to the other party.

The obligations of NNN Realty Advisors to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following additional conditions:

•	completion of any actions necessary to cause the Grubb & Ellis board of directors to be composed as agreed to by Grubb & Ellis and NNN Realty Advisors; and

•	receipt by NNN Realty Advisors of an opinion of its counsel that the merger will qualify as a tax-free reorganization.

Termination

The merger agreement may be terminated at any time before the effective time of the merger in any of the following ways:

(a) by mutual written consent of Grubb & Ellis and NNN Realty Advisors;

(b) by either Grubb & Ellis or NNN Realty Advisors if:

•	the merger has not been completed by December 31, 2007 (or the earlier of March 31, 2008 or five business days after the expiration of, or the termination of, the waiting period applicable to the merger under the HSR Act and a declaration of effectiveness of Grubb & Ellis’ registration statement on Form S-4 has occurred if the reason for failing to complete the merger by December 31, 2007 was a failure of one or both of these events to have occurred prior to December 31, 2007);

•	there is a permanent legal prohibition to completing the merger;

•	NNN Realty Advisors stockholders fail to adopt the merger agreement and to approve the merger at the NNN Realty Advisors special meeting;

•	Grubb & Ellis stockholders fail to approve the amendments to the Grubb & Ellis charter, the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger and the election of the proposed board of director at the Grubb & Ellis special meeting; or

•	the other party has materially failed to perform an obligation under the merger agreement or has breached one or more representations or warranties that results in a failure of a condition to the other party’s obligations to complete the merger, which failure to perform or breach is incapable of being satisfied or corrected prior to December 31, 2007 as such date may be extended as described above, as applicable;

(c) by Grubb & Ellis, if:

•	the NNN Realty Advisors board of directors has made an adverse recommendation change;

•	NNN Realty Advisors breaches any representation, warranty, agreement or covenant that would result in a failure of a condition to Grubb & Ellis’ obligation to complete the merger which is not curable or not cured within 20 business days or by December 31, 2007 (as such date may be extended);

•	Any event shall have occurred or circumstance shall exist that has resulted in a NNN Realty Advisors material adverse effect or could reasonably be expected to result in a NNN Realty Advisors material adverse effect; or

•	Grubb & Ellis receives a superior proposal and the board of directors reasonably determines after consultation with its financial advisor and its outside legal counsel that such proposal constitutes a superior proposal and that a failure by the board of directors to terminate the merger agreement and enter into an agreement to effect the superior proposal would constitute a breach of its fiduciary duties to its stockholders under applicable law;

(d) by NNN Realty Advisors, if:

•	the Grubb & Ellis board of directors has made an adverse recommendation change;

•	Grubb & Ellis breaches any representation, warranty, agreement or covenant that would result in a failure of a condition to NNN Realty Advisors’ obligation to complete the merger which is not curable or not cured within 20 business days or by December 31, 2007 (as such date may be extended);

•	Any event shall have occurred or circumstance shall exist that has resulted in a Grubb & Ellis material adverse effect or could reasonably be expected to result in a Grubb & Ellis material adverse effect; or

•	NNN Realty Advisors receives a superior proposal and the board of directors reasonably determines after consultation with its financial advisor and its outside legal counsel that such proposal constitutes a superior proposal and that a failure by the board of directors to terminate the merger agreement and enter into an agreement to effect the superior proposal would constitute a breach of its fiduciary duties to its stockholders under applicable law.

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless the party is in willful breach of its obligations. However, the provisions of the merger agreement relating to termination fees and expenses will continue in effect notwithstanding termination of the merger agreement to the extent described below.

Termination Fees

Termination Fees Payable by Grubb & Ellis.  Grubb & Ellis has agreed to pay a fee of $15.0 million under any of the following circumstances:

•	the Grubb & Ellis board of directors makes an adverse recommendation change; or

•	Grubb & Ellis or NNN Realty Advisors terminates the merger agreement after Grubb & Ellis’ stockholders fail to approve the amendments to the Grubb & Ellis charter, the issuance of the Grubb & Ellis common stock to the NNN Realty Advisor stockholders or the election of the new board of directors as contemplated by the merger agreement at a meeting of stockholders held to vote on such matters, a competing proposal with respect to Grubb & Ellis has been made or announced before such meeting, and Grubb & Ellis consummates a transaction within twelve (12) months of termination of the merger agreement with the third party that submitted or announced the competing proposal prior to the stockholders’ meeting.

Grubb & Ellis has agreed to pay a fee of $25.0 million in the event that NNN Realty Advisors terminates the merger agreement based upon a breach by Grubb & Ellis of any representation, warranty, agreement or covenant contained in the merger agreement that would result in a failure of a condition to NNN Realty Advisors’ obligation to complete the merger and such breach is not curable or not cured within the cure period provided by the merger agreement.

Termination Fees Payable by NNN Realty Advisors.  NNN Realty Advisors has agreed to pay a fee of $15.0 million in any of the following circumstances:

•	the NNN Realty Advisors board of directors makes an adverse recommendation change; or

•	Either Grubb & Ellis or NNN Realty Advisors terminates the merger agreement after NNN Realty Advisors’ stockholders fail to adopt the merger and approve the merger agreement at a meeting of NNN Realty Advisors’ stockholders held to vote on such matters, a competing proposal with respect to NNN Realty Advisors has been made or announced before such meeting, and NNN Realty Advisors consummates a transaction within twelve (12) months of termination of the merger agreement with the third party that submitted or announced the competing proposal prior to NNN Realty Advisors stockholders’ meeting.

NNN Realty Advisors has agreed to pay a fee of $25.0 million in the event that Grubb & Ellis terminates the merger agreement based upon a breach by NNN Realty Advisors of any representation, warranty, agreement or covenant contained in the merger agreement that would result in a failure of a condition to Grubb & Ellis’ obligation to complete the merger and such breach is not curable or not cured within the cure period provided by the merger agreement.

Deposit

Pursuant to an escrow agreement entered into in accordance with the merger agreement, NNN Realty Advisors has deposited $25.0 million with Wilmington Trust Corporation, as escrow agent, to be held in an interest bearing account. In the event that NNN Realty Advisors is obligated to pay any termination fees as discussed above in “The Merger Agreement — Termination Fees,” the Escrow Agent will deliver such termination fees to Grubb & Ellis from the amounts in the escrow account in accordance with the escrow agreement and the merger agreement.

Other Expenses

Except as described above, all costs and expenses incurred in connection with the merger agreement, the merger and the other related transactions, will be paid by the party incurring such costs or expenses.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time of the merger if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, after the stockholders of either Grubb & Ellis or NNN Realty Advisors have approved the applicable proposals set forth in this document, any amendment that requires stockholder approval may not be made without that approval.

THE GRUBB & ELLIS SPECIAL MEETING

The Grubb & Ellis board of directors is using this document to solicit proxies from stockholders of Grubb & Ellis who hold shares of Grubb & Ellis common stock on the Grubb & Ellis record date for use at the special meeting of Grubb & Ellis stockholders. Grubb & Ellis is first mailing this proxy statement/prospectus and accompanying form of proxy to Grubb & Ellis stockholders on or about          , 2007.

Date, Time and Place

The special meeting of Grubb & Ellis stockholders will be held at           , Chicago, Illinois           at  a.m., Central Time, on          , 2007.

Purpose of the Grubb & Ellis Special Meeting

At the Grubb & Ellis special meeting, Grubb & Ellis stockholders will be asked to consider and vote upon the proposals to:

1. approve the amendment to the Grubb & Ellis charter, immediately prior to the effective time of the merger, to increase the authorized number of shares of Grubb & Ellis common stock from 50 million to 100 million;

2. approve the amendment to the Grubb & Ellis charter, immediately prior to the effective time of the merger, to increase the authorized number of shares of Grubb & Ellis preferred stock from one million to 10 million;

3. approve the amendment to the Grubb & Ellis charter, immediately prior to the effective time of the merger, to provide for a classified board of directors comprising three classes of directors;

4. approve the issuance of shares of Grubb & Ellis common stock to stockholders of NNN Realty Advisors, Inc. on the terms and conditions set out in the Agreement and Plan of Merger, dated as of May 22, 2007, by and among Grubb & Ellis, NNN Realty Advisors and B/C Corporate Holdings, Inc., a wholly owned subsidiary of Grubb & Ellis;

5. elect the proposed director nominees to the board of directors, which includes six nominees from NNN Realty Advisors and three nominees from Grubb & Ellis; and

6. approve an adjournment or postponement of the special meeting, including, if necessary, to solicit additional proxies in favor of the foregoing proposals if there are not sufficient votes for the proposals.

Board Recommendations

The Grubb & Ellis board of directors has determined by unanimous vote of the directors voting on the matter that the merger agreement and the transactions contemplated by it, including the merger, are advisable and in the best interests of Grubb & Ellis and its stockholders and by unanimous vote of the directors voting on the matter recommends that the Grubb & Ellis stockholders vote “FOR” the amendment to the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis common stock, “FOR” the amendment to the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis preferred stock, “FOR” the amendment to the Grubb & Ellis charter to provide for a classified board of directors, “FOR” the issuance of Grubb & Ellis common stock to NNN Realty Advisors stockholders in connection with the merger, “FOR” the election of the proposed board of directors and “FOR” the proposal to approve the adjournment or postponement of the special meeting, including, if necessary, in order to solicit additional proxies in favor of the foregoing proposals.

Grubb & Ellis Record Date; Shares Entitled to Vote

The Grubb & Ellis board of directors has fixed the close of business on          , 2007 as the record date, referred to as the Grubb & Ellis record date, for Grubb & Ellis stockholders entitled to notice of and to vote at the Grubb & Ellis special meeting of Grubb & Ellis stockholders or any adjournment or postponement of the Grubb & Ellis special meeting. The special meeting of Grubb & Ellis stockholders is referred to as the Grubb & Ellis special meeting.

The only outstanding voting securities of Grubb & Ellis are the shares of Grubb & Ellis common stock. Only holders of record of the shares of Grubb & Ellis Common Stock on the Grubb & Ellis record date are entitled to notice of and to vote at the Grubb & Ellis special meeting. Under Delaware law and the Grubb & Ellis charter, each share of Grubb & Ellis common stock is entitled to one vote on all matters submitted to Grubb & Ellis stockholders.

On the Grubb & Ellis record date, there were approximately 25,923,195 outstanding shares of Grubb & Ellis common stock entitled to vote at the Grubb & Ellis special meeting.

Shares of Grubb & Ellis common stock held by Grubb & Ellis as treasury shares will not be entitled to vote.

Votes are exercisable in person, through the Internet, by telephone or by properly executed and delivered proxy with respect to the Grubb & Ellis special meeting as described in “ — Voting of Proxies” beginning on page 196.

Quorum Requirement

Under Delaware law and the Grubb & Ellis bylaws, a quorum of Grubb & Ellis stockholders present at the special meeting is necessary to transact business at the special meeting of the Grubb & Ellis stockholders, although less than a quorum may adjourn the meeting. The presence of holders representing at least a majority of the votes of all outstanding Grubb & Ellis common stock entitled to vote at the Grubb & Ellis special meeting, whether present in person or by properly executed and delivered proxy, will constitute a quorum for the transaction of business at the Grubb & Ellis special meeting. Broker non-votes and abstentions will be counted as present at the meeting for purposes of satisfying the quorum requirement.

For purposes of Proposal 4 only, the NYSE requires that the number of votes cast at the meeting (in person or by proxy) must represent a majority of the total number of votes represented by all outstanding shares of Grubb & Ellis common stock. A broker non-vote will not be considered a “vote cast” for purposes of satisfying the NYSE requirement that the total number of votes cast be more than 50% of all shares entitled to vote on the matter, making it more difficult to reach this necessary threshold.

Under NYSE rules, brokers who hold shares in street name for customers have the authority to vote on certain “routine” proposals when they have not received instructions from beneficial owners. Under NYSE rules, such brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters, such as the merger, the amendment to the Grubb & Ellis charter, the issuance of shares of Grubb & Ellis common stock in the merger and the election of the proposed board of directors, and thus precluded from exercising their voting discretion with respect to the proposal to adjourn or postpone the Grubb & Ellis special meeting. Therefore, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval of the proposals to amend the Grubb & Ellis charter, to issue shares of Grubb & Ellis in the merger or to elect the proposed board of directors. By signing your proxy card and returning it to your broker without specific instruction as to any proposal, your shares represented by that proxy will be voted in favor of that proposal. Any shares you beneficially own not identified as represented by that proxy will be considered a broker non-vote.

Stock Ownership of Grubb & Ellis Executive Officers and Directors

On          , the Grubb & Ellis record date, executive officers and directors of Grubb & Ellis and their affiliates beneficially owned and were entitled to vote approximately           shares of Grubb & Ellis common stock.

Entities affiliated with the Chairman of the Board of Grubb & Ellis, which collectively own approximately 40% of the outstanding shares of Grubb & Ellis common stock, have agreed to vote their shares in favor of the amendments to the Grubb & Ellis charter, the proposal to issue Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, the election of the proposed board of directors, and the proposal to adjourn or postpone the special meeting in order to solicit additional proxies in favor of the amendments to the Grubb & Ellis charter and the issuance of Grubb & Ellis stock in the merger.

Votes Required to Approve Grubb & Ellis Proposals

Each of the Grubb & Ellis proposals to be considered at the Grubb & Ellis special meeting requires the vote percentage described below. You may vote for or against any or all of the proposals submitted at the Grubb & Ellis special meeting or abstain from voting.

Required Vote for Grubb & Ellis Charter Amendment (Proposal 1)

The affirmative vote of at least a majority of the outstanding Grubb & Ellis common stock entitled to vote at the Grubb & Ellis special meeting is required to approve the amendment to the Grubb & Ellis charter. Consequently, a failure to vote, an abstention, or a broker non-vote on Proposal 1 will have the effect of a vote against Proposal 1.

Required Vote for Grubb & Ellis Charter Amendment (Proposal 2)

The affirmative vote of at least a majority of the outstanding Grubb & Ellis common stock entitled to vote at the Grubb & Ellis special meeting is required to approve the amendment to the Grubb & Ellis charter. Consequently, a failure to vote, an abstention, or a broker non-vote on Proposal 2 will have the effect of a vote against Proposal 2.

Required Vote for Grubb & Ellis Charter Amendment (Proposal 3)

The affirmative vote of at least a majority of the outstanding Grubb & Ellis common stock entitled to vote at the Grubb & Ellis special meeting is required to approve the amendment to the Grubb & Ellis charter. Consequently, a failure to vote, an abstention, or a broker non-vote on Proposal 3 will have the effect of a vote against Proposal 3.

Required Vote for Issuance of Grubb & Ellis Common Stock in the Merger (Proposal 4)

The approval of the issuance of shares of Grubb & Elis common stock to NNN Realty Advisors stockholders in the merger requires, according to the NYSE, the affirmative vote of holders of shares representing at least a majority of the votes represented by shares of Grubb & Ellis common stock casting votes at the Grubb & Ellis special meeting, as long as the total number of votes cast at the meeting represents at least a majority of the aggregate number of votes represented by all of the outstanding Grubb & Ellis common stock entitled to vote at the meeting. The NYSE considers abstentions to be votes cast, so an abstention will have the same affect as a vote against the proposal. Additionally, neither a failure to vote nor a broker non-vote will constitute a vote cast, which will make it more difficult to achieve the NYSE requirement that the total number of votes cast at the meeting represents at least a majority of the aggregate number of votes represented by all of the outstanding Grubb & Ellis common stock entitled to vote at the meeting. However, if the vote cast threshold is satisfied, then a failure to vote or a broker non-vote will have no effect on the proposal.

Required Vote for Election of Proposed Board of Directors (Proposal 5)

The approval of the election of the proposed board of directors requires the affirmative vote of holders of shares representing at least a plurality of the votes represented by shares of Grubb & Ellis common stock casting votes at the Grubb & Ellis special meeting. A failure to vote or attend the meeting will make it more difficult to obtain the necessary quorum, which requires that at least a majority of all outstanding shares entitled to vote be present, in person or by proxy, at the meeting. Assuming a quorum is present, an abstention, a failure to vote, or a broker non-vote will have no effect in determining whether the proposed Board of Directors is elected.

Required Vote for Adjournment or Postponement of the Grubb & Ellis Special Meeting (Proposal 6)

The approval of any adjournment or postponement of the Grubb & Ellis special meeting, including, if necessary, to solicit additional proxies if there are not sufficient votes for each of the foregoing proposals requires the affirmative vote of holders of Grubb & Ellis common stock, representing a majority of the voting power of such shares present in person or represented by proxy at the Grubb & Ellis special meeting and entitled to vote on the proposal.

An abstention in person will have the same effect as a vote against the proposal. An abstention by proxy or a broker non-vote will be considered not present for voting purposes, which will have the effect of reducing the total amount of voting power present, which reduces the actual affirmative votes required in order to achieve a majority of such voting power present.

Each of Proposal 1, Proposal 2, Proposal 3, Proposal 4 and Proposal 5 are conditioned upon the other and the approval of each such proposal is a condition to the completion of the merger. Neither the issuance of Grubb & Ellis common stock in connection with the merger, nor any one of the amendments to the Grubb & Ellis charter, nor the election of the proposed board of directors will take place or be effective unless all five of these proposals are approved by the Grubb & Ellis stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of Proposal 1, Proposal 2, Proposal 3, Proposal 4 and Proposal 5.

Independent inspectors count the votes on each proposal to be voted upon at the Grubb & Ellis special meeting. Your individual vote is kept confidential from Grubb & Ellis and NNN Realty Advisors, unless special circumstances exist. For example, a copy of your proxy card will be sent to Grubb & Ellis if you write comments on the card.

Voting of Proxies

By Mail

A proxy card is enclosed for your use. To submit your proxy by mail, Grubb & Ellis asks that you complete and sign the accompanying proxy and, if you are a stockholder of record, return it to Computershare Investor Services, L.L.C., at its address set forth on the proxy card as soon as possible in the enclosed postage-paid envelope or pursuant to the instructions set out in the proxy card. If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder. When the accompanying proxy is returned properly executed, the shares of Grubb & Ellis common stock represented by it will be voted at the Grubb & Ellis special meeting in accordance with the instructions contained in the proxy.

If proxies are returned properly executed without indication as to how to vote, the Grubb & Ellis common stock represented by each such proxy will be considered to be voted in favor of all matters for consideration at the Grubb & Ellis special meeting as follows: 1) “FOR” the proposal to amend the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis common stock, 2) “FOR” the proposal to amend the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis preferred stock, 3) “FOR” the proposal to amend the Grubb & Ellis charter to provide for a classified board of directors, 4) “FOR” the proposal to approve the issuance of shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger, 5) “FOR” the proposal to elect the proposed board of directors, and 6) “FOR” the proposal to adjourn or postpone the special meeting, including if necessary, to permit further solicitation of the proxies on the foregoing proposals.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the Grubb & Ellis special meeting in person.

By Telephone

If you are a stockholder of record, you may also submit your proxy by telephone by dialing, from a touch-tone telephone, the toll-free telephone number on your proxy card and providing the unique control

number indicated on the enclosed card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. on          , 2007. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone voting. If you are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions. If you submit your proxy by telephone, you do not need to return your proxy card. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone voting.

By Internet

If you are a stockholder of record, you may also choose to submit your proxy on the Internet. The website for Internet voting and the unique control number you will be required to provide are on your proxy card. Internet voting is available 24 hours a day, and will be accessible until 11:59 p.m. on          , 2007. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on Internet voting. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy on the Internet, you do not need to return your proxy card. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers Internet voting.

Voting In Person

If you wish to vote in person at the Grubb & Ellis special meeting, a ballot will be provided at the Grubb & Ellis special meeting. However, if your shares are held in the name of your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the Grubb & Ellis special meeting. If you grant a proxy in respect of your Grubb & Ellis shares and then attend the Grubb & Ellis special meeting in person, your attendance at the special meeting or at any adjournment or postponement of the special meeting will not automatically revoke your proxy. Your proxy can be revoked in one of four ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including, if applicable, a proxy by telephone or through the Internet);

•	you can revoke the proxy in accordance with the telephone or Internet voting procedures described in the proxy voting instructions attached to the proxy card; or

•	you can attend the special meeting (or, if the special meeting is adjourned or postponed, attend the adjourned or postponed meeting) and vote in person which will automatically cancel any proxy previously given, but your attendance alone will not revoke any proxy previously given.

If you choose either of the first two methods, you must submit your notice of revocation or new proxy to Grubb & Ellis’ Corporate Secretary no later than the beginning of the Grubb & Ellis special meeting or, if the special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If your shares are held in the name of a broker or nominee, you may change your vote by submitting new voting instructions to your broker or nominee in accordance with the instructions you received with this proxy statement. If you need assistance in changing or revoking your proxy, please contact          .

Solicitation of Proxies

This solicitation is made on behalf of the Grubb & Ellis Board of Directors and Grubb & Ellis will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals. Proxies may be solicited, without extra compensation, by Grubb & Ellis’ officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Grubb & Ellis has engaged Computershare Investor Services, L.L.C., to assist it in the distribution and solicitation of proxies at a fee of $     , plus expenses. Grubb & Ellis will also reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

Do not send any stock certificates with your proxy cards.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more Grubb & Ellis stockholders reside if they appear to be members of the same family. Each Grubb & Ellis stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information Grubb & Ellis stockholders receive and reduces mailing and printing expenses for Grubb & Ellis. Brokers with accountholders who are Grubb & Ellis stockholders may be householding Grubb & Ellis’ proxy materials. As indicated in the notice previously provided by these brokers to Grubb & Ellis stockholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected Grubb & Ellis stockholder. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your broker. Grubb & Ellis stockholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

THE NNN REALTY ADVISORS SPECIAL MEETING

The NNN Realty Advisors Board of Directors is using this document to solicit proxies from the holders of shares of NNN Realty Advisors common stock on the NNN Realty Advisors record date for use at the special meeting of NNN Realty Advisors stockholders. NNN Realty Advisors is first mailing this proxy statement/prospectus and accompanying form of proxy to NNN Realty Advisors stockholders on or about          , 2007.

Date, Time and Place

The special meeting of NNN Realty Advisors stockholders will be held at the           at  a.m., Pacific Time, on          , 2007.

Purpose of the NNN Realty Advisors Special Meeting

At the NNN Realty Advisors special meeting, NNN Realty Advisors stockholders will be asked to:

1. adopt the merger agreement; and

2. if submitted to a vote of the NNN Realty Advisors stockholders, approve any adjournment or postponement of the NNN Realty Advisors special meeting to another time and/or place for the purpose of soliciting additional proxies in favor of the adoption of the merger agreement and the approval of the merger.

Board Recommendations

The NNN Realty Advisors Board of Directors has determined, by a unanimous vote of the directors voting on the matter, that the merger agreement and the transactions contemplated by it, including the merger, are advisable and in the best interests of NNN Realty Advisors and the NNN Realty Advisors stockholders and unanimously recommends that the NNN Realty Advisors stockholders use the WHITE proxy card to vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to approve any adjournment or postponement necessary in order to solicit additional proxies in favor of the adoption of the merger agreement and the approval of the merger.

NNN Realty Advisors Record Date; Shares Entitled to Vote

Only NNN Realty Advisors stockholders of record as of the close of business on          , the NNN Realty Advisors record date for the NNN Realty Advisors special meeting, will be entitled to notice of, and to vote at, the NNN Realty Advisors special meeting or any adjournments or postponements of the NNN Realty Advisors special meeting.

On the NNN Realty Advisors record date, there were           shares of NNN Realty Advisors common stock entitled to vote at the NNN Realty Advisors special meeting. NNN Realty Advisors stockholders will have one vote for each share of NNN Realty Advisors common stock that they owned on the NNN Realty Advisors record date, exercisable in person or by properly executed and delivered proxy with respect to the NNN Realty Advisors special meeting.

Quorum Requirement

Under Delaware law and the NNN Realty Advisors bylaws, a quorum of NNN Realty Advisors stockholders at the special meeting is necessary to transact business at the special meeting of the NNN Realty Advisors stockholders. The presence of holders of at least a majority of NNN Realty Advisors common stock outstanding on the NNN Realty Advisors record date and entitled to vote, whether present in person or by properly executed and delivered proxy, will constitute a quorum for the transaction of business at the NNN Realty Advisors special meeting.

All shares of NNN Realty Advisors common stock represented at the NNN Realty Advisors special meeting but not voting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters for consideration at the NNN Realty Advisors special meeting.

Stock Ownership of NNN Realty Advisors Executive Officers and Directors

On          , the NNN Realty Advisors record date, executive officers and directors of NNN Realty Advisors and their affiliates owned and were entitled to vote           shares of NNN Realty Advisors common stock, or 28% of the aggregate voting power of NNN Realty Advisors common stock entitled to vote at the NNN Realty Advisors special meeting. The holders of these shares have agreed to vote these shares in favor of the merger.

Votes Required to Approve NNN Realty Advisors Proposals

Required Vote for Adoption of Merger Agreement and Approval of Merger (Proposal 1)

The affirmative vote of holders of at least a majority of the outstanding shares of NNN Realty Advisors common stock entitled to vote is required to adopt the merger agreement. Consequently, an abstention from voting on Proposal 1 will have the effect of a vote against Proposal 1.

Required Vote for Adjournment or Postponement of the NNN Realty Advisors Special Meeting (Proposal 2)

The approval of any adjournment or postponement of the NNN Realty Advisors special meeting, including if necessary, to solicit additional proxies if there are not sufficient votes for the foregoing proposal, requires the affirmative vote of holders of NNN Realty Advisors common stock representing at least a majority of shares entitled to vote at the NNN Realty Advisors special meeting present in person or by proxy at the meeting and entitled to vote on the proposal.

An abstention will have the same effect as a vote against the proposal. A broker non-vote will have no effect on the vote.

Adoption of the merger agreement and approval of the merger by the requisite vote of the NNN Realty Advisors stockholders is required to complete the merger.

Independent inspectors count the votes on each proposal to be voted upon at the NNN Realty Advisors special meeting. Your individual vote is kept confidential from Grubb & Ellis and NNN Realty Advisors, unless special circumstances exist. For example, a copy of your proxy card will be sent to NNN Realty Advisors if you write comments on the card.

Voting of Proxies

By Mail

A WHITE proxy card is enclosed for your use. To submit your proxy by mail, NNN Realty Advisors asks that you sign and date the accompanying proxy and, if you are a stockholder of record, return it to NNN Realty Advisors as soon as possible in the enclosed postage-paid envelope or pursuant to the instructions provided in the proxy card. If the envelope is missing, please see the instructions on your proxy card. If you are a beneficial owner, please refer to your WHITE proxy card or the information provided to you by your bank, broker, custodian or record holder. When the accompanying WHITE proxy is returned properly executed, the shares of NNN Realty Advisors common stock represented by it will be voted at the NNN Realty Advisors special meeting in accordance with the instructions contained in the proxy.

If WHITE proxies are returned properly executed without indication as to how to vote, the NNN Realty Advisors common stock represented by each such proxy will be considered to be voted in favor of all matters for consideration at the NNN Realty Advisors special meeting as follows: (1) “FOR” the proposal to adopt the merger agreement and to approve the merger and (2) “FOR” the proposal to adjourn or postpone the special meeting, including if necessary, to permit further solicitation of the proxies on the foregoing proposal.

There is a voting agreement in place in respect to outstanding shares of NNN Realty Advisors common stock entitled to vote at the NNN Realty Advisors special meeting. The holders of 28% of these shares have agreed to vote their shares in favor of the merger.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the NNN Realty Advisors special meeting in person.

By Telephone

If you are a stockholder of record, you may also submit your proxy by telephone by dialing, from a touch-tone telephone, the toll-free telephone number on your proxy card and providing the unique control number indicated on the enclosed card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. on          , 2007. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone voting. If you are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions. If you submit your proxy by telephone, you do not need to return your proxy card. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone voting.

Voting In Person

If you wish to vote in person at the NNN Realty Advisors special meeting, a ballot will be provided at the NNN Realty Advisors special meeting. However, if your shares are held in the name of your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the NNN Realty Advisors special meeting. If you grant a proxy in respect of your NNN Realty Advisors shares and then attend the NNN Realty Advisors special meeting in person, your attendance at the special meeting or at any adjournment or postponement of the special meeting will not automatically revoke your proxy. Your proxy can be revoked in one of four ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including, if applicable, a proxy by telephone or through the Internet); or

•	you can attend the special meeting (or, if the special meeting is adjourned or postponed attend the adjourned or postponed meeting) and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you choose either of the first two methods, you must submit your notice of revocation or new proxy to NNN Realty Advisors’ Corporate Secretary no later than the beginning of the NNN Realty Advisors special meeting or, if the special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

Solicitation of Proxies

This solicitation is made on behalf of the NNN Realty Advisors Board of Directors and NNN Realty Advisors will pay the costs of soliciting and obtaining proxies. Proxies may be solicited, without extra compensation, by NNN Realty Advisors’ officers and employees by mail, telephone, fax, personal interviews or other methods of communication. NNN Realty Advisors has engaged          to assist it in the distribution and solicitation of proxies at a fee of $     , plus expenses.

Do not send any stock certificates with your proxy cards. If the merger is approved by NNN Realty Advisors stockholders at the NNN Realty Advisors special meeting, and approval of the amendment to the Grubb & Ellis charter, the issuance of shares of Grubb & Ellis common stock to NNN Realty Advisors stockholders in the merger and the election of the proposed board of directors are each approved by Grubb & Ellis stockholders at the Grubb & Ellis special meeting, the exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for shares of NNN Realty Advisors common stock as soon as practicable after completion of the merger.

GRUBB & ELLIS CHARTER AMENDMENTS

At the Grubb & Ellis special meeting, Grubb & Ellis stockholders will be asked to approve the amendments (described below) to Grubb & Ellis’ Amended and Restated Certificate of Incorporation, which is referred to as the Grubb & Ellis charter. The amendments will increase the number of authorized shares of Grubb & Ellis common stock from 50 million shares to 100 million shares, will increase the number of authorized shares of Grubb & Ellis preferred stock from one million shares to 10 million shares, and will provide for a classified board of directors comprised of three classes of directors. As a condition to the completion of the merger, the Grubb & Ellis stockholders must approve the amendments to the Grubb & Ellis charter described in this section. Annex B to this document contains the complete text of the proposed amendments to the Grubb & Ellis charter, which you are urged to read in its entirety. The Grubb & Ellis charter, as amended by the proposed amendments, is referred to as the amended Grubb & Ellis charter. If the merger is not completed for any reason, the amendments described in this section will be of no force and effect.

Increase of Authorized Common Stock

Under the Grubb & Ellis charter, 50 million shares of common stock are currently authorized. On          , the Grubb & Ellis record date, approximately 25,923,195 shares of Grubb & Ellis common stock were issued and outstanding (not counting shares held in Grubb & Ellis’ treasury).

To complete the merger, Grubb & Ellis expects that approximately 36.9 million shares of Grubb & Ellis common stock will be required to be issued to holders of shares of NNN Realty Advisors common stock based on the number of shares of NNN Realty Advisors common stock outstanding as of          , 2007 and that approximately one million shares of Grubb & Ellis common stock will be required to be reserved for issuance under NNN Realty Advisors options and restricted stock awards.

Accordingly, the shares of Grubb & Ellis common stock currently authorized under the Grubb & Ellis charter will not be sufficient to complete the merger. Grubb & Ellis therefore asks Grubb & Ellis stockholders to approve the proposed amendment, which will change Article IV of the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis common stock from 50 million to 100 million shares.

The increased number of authorized shares will give Grubb & Ellis sufficient shares to complete the merger. At present, Grubb & Ellis has no plans to issue shares for any other purpose. Grubb & Ellis believes, however, that it is desirable to have additional shares available for other corporate purposes that might arise in the future. For example, such shares could also be used for acquisitions or to raise capital. Under some circumstances, it is also possible to use unissued shares for anti-takeover purposes, but Grubb & Ellis has no present intention to take this action.

Whether any future issuance of shares unrelated to the merger would be submitted for stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements and the judgment of the board of directors of the combined company at the time.

Increase of Authorized Preferred Stock

As a condition to the completion of the merger, the Grubb & Ellis stockholders must approve the amendment to the Grubb & Ellis charter to increase the number of authorized shares of Grubb & Ellis preferred stock from one million to 10 million shares. The Grubb & Ellis charter gives the board of directors the authority to fix by resolution the designations and powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions (including, but not limited to, the voting powers, if any, the dividend rate, conversion rights, redemption price, or liquidation preference) of any wholly unissued series of preferred stock (any or all of which may be greater than the comparative rights of the shares of common stock), as well as the authority to fix the number of shares constituting any such series, and to increase or decrease such number of shares of any such series (but not below the number of shares of such series which may then be outstanding).

At present, Grubb & Ellis has no plans to issue shares of preferred stock for any particular purpose. Grubb & Ellis believes, however, that it is desirable to have a reasonable number of shares of preferred stock available for other corporate purposes that might arise in the future. For example, such shares could also be used for acquisitions or to raise capital. Under some circumstances, it is also possible to use unissued shares of preferred stock for anti-takeover purposes, but Grubb & Ellis has no present intention to take this action.

The issuance of shares of preferred stock or of rights to purchase shares of preferred stock could adversely affect (by diluting) the voting power of holders of common stock and could reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of limiting the price that investors might be willing to pay in the future for shares of Grubb & Ellis’ common stock, thereby decreasing the market price of the common stock.

The issuance of shares of preferred stock or of rights to purchase shares of preferred stock, or even the ability to issue shares of preferred stock, could also be deemed to have an anti-takeover effect in that it might delay, discourage or prevent unsolicited stockholder proposals or an attempted acquisition of, or change of control of, Grubb & Ellis by means of a hostile tender offer, merger, open market purchases, a proxy contest, or otherwise, any of which you may or may not favor.

Whether any future issuance of shares of preferred stock would be submitted for stockholder vote depends upon the nature of the issuance, legal and stock exchange requirements and the judgment of the board of directors of Grubb & Ellis at the time. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities to raise capital or provide financing, and it is the belief of the Grubb & Ellis board that the delay necessary for stockholder approval of a specific issuance could be to the detriment of Grubb & Ellis and its stockholders.

Classified Board of Directors

As a condition to the completion of the merger, the Grubb & Ellis stockholders must approve the amendment to the Grubb & Ellis charter to provide, in accordance with Delaware law, for a classified board of directors comprised of three classes, Class A, Class B, and Class C. Each class shall have three directors. Of the nine directors, Grubb & Ellis will designate three nominees (one Class B director and two Class C directors) for the initial election, and NNN Realty Advisors will designate the remaining six nominees for the initial election. At each subsequent election of each class of directors, the nominees shall be selected as set forth in Grubb & Ellis’ bylaws and charter. The initial term of the Class A directors shall expire on the next annual stockholders’ meeting after the consummation of the merger. The initial term of the Class B directors shall expire on the second annual stockholders’ meeting after the consummation of the merger. The initial term of the Class C directors shall expire on the third annual stockholders’ meeting after the consummation of the merger. Each subsequent term of each class of directors elected at each annual stockholders’ meeting shall be for a full three year period. As a result, the terms of the classes of directors are staggered, such that only one class of directors shall be up for election at any particular annual stockholders’ meeting.

A classified board of directors makes it more difficult and time consuming for a stockholder group to fully use its voting power to change the composition of, or to gain control of, the board of directors without negotiation with and the consent of the incumbent board of directors, thereby entrenching management. In addition, under Delaware law, unless a company’s charter states otherwise (which Grubb & Ellis’ charter does not), stockholders may only remove a director from a classified board either for cause or at a scheduled election for the class of which such director is a part. These provisions may delay, discourage or prevent unsolicited stockholder proposals or an attempted acquisition of, or change of control of, Grubb & Ellis by means of a hostile tender offer, merger, open market purchases, a proxy contest, or otherwise, any of which you may or may not favor. A possible effect of these provisions is that they may limit the price that investors might be willing to pay in the future for shares of Grubb & Ellis’ common stock.

DESCRIPTION OF GRUBB & ELLIS CAPITAL STOCK

The following summary of the material terms of the capital stock of Grubb & Ellis is not intended to be a complete summary of all the rights and preferences of Grubb & Ellis’ capital stock. Grubb & Ellis and NNN Realty Advisors urge you to read the Grubb & Ellis charter, the Grubb & Ellis bylaws and the amended Grubb & Ellis charter in their entirety, and refer to the applicable provisions of Delaware law, for a complete description of the rights and preferences of Grubb & Ellis’ capital stock. Copies of the Grubb & Ellis charter will be sent to holders of shares of Grubb & Ellis common stock or NNN Realty Advisors common stock upon request. See “Where You Can Find More Information” beginning on page 217. The proposed amendments to the Grubb & Ellis charter are described in “Grubb & Ellis Charter Amendments” beginning on page 203 and the full text of the amendments to the Grubb & Ellis charter is attached as Annex B to this document.

Authorized Capital Stock

Before the Merger.  Under the Grubb & Ellis charter, Grubb & Ellis’ authorized capital stock consists of 50 million shares of Grubb & Ellis common stock, $0.01 par value and one million shares of preferred stock, $0.01 par value. At          , 2007, the Grubb & Ellis record date, there were issued and outstanding:

•	approximately shares of Grubb & Ellis common stock (not counting shares held in Grubb & Ellis’ treasury);

•	employee stock options to purchase an aggregate of approximately shares of Grubb & Ellis common stock; and

•	employee restricted stock awards of approximately 418,408 shares of Grubb & Ellis common stock.

After the Merger.  If the merger is completed, the Grubb & Ellis charter will be amended to increase the authorized number of shares of Grubb & Ellis common stock to 100 million. See “Grubb & Ellis Charter Amendments” beginning on page 203.

Grubb & Ellis Common Stock

Grubb & Ellis Common Stock Outstanding.  The outstanding shares of Grubb & Ellis common stock are, and the shares of Grubb & Ellis common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable.

Voting Rights.  Each holder of a share of Grubb & Ellis common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders. See “Comparison of Stockholder Rights” beginning on page 207 for additional information on Grubb & Ellis voting rights.

Dividend Rights.  Subject to any preferential dividend rights granted to the holders of any shares of Grubb & Ellis preferred stock that may at the time be outstanding, holders of shares of Grubb & Ellis common stock are entitled to receive such dividends as may be declared from time to time by the Grubb & Ellis board of directors out of funds legally available therefor.

Rights Upon Liquidation.  In the event of liquidation, holders of shares of Grubb & Ellis common stock are entitled to share pro rata in all remaining assets available for distribution to stockholders after payment or providing for Grubb & Ellis’ liabilities and the liquidation preference of any outstanding Grubb & Ellis preferred stock issued and outstanding at such time.

Preemptive Rights.  Holders of shares of Grubb & Ellis common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Classified Board.  Following the effective time of the merger, Grubb & Ellis will have a classified board comprised of three classes. See “Grubb & Ellis Charter Amendments — Classified Board of Directors.”

Grubb & Ellis Preferred Stock

As of          , 2007, the Grubb & Ellis record date, no shares of Grubb & Ellis preferred stock were issued and outstanding.

Transfer Agent and Registrar

Computershare Investor Services, L.L.C., is the transfer agent and registrar for the shares of Grubb & Ellis common stock.

Stock Exchange Listing

Grubb & Ellis will apply to have the shares of Grubb & Ellis common stock issuable in the merger be approved for listing on the NYSE on or before the effective time of the merger, subject to official notice of issuance.

COMPARISON OF STOCKHOLDER RIGHTS

Grubb & Ellis and NNN Realty Advisors are both incorporated under Delaware law. Any differences, therefore, in the rights of Grubb & Ellis stockholders and NNN Realty Advisors stockholders arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, the certificate of incorporation of Grubb & Ellis will be identical in all respects to the Grubb & Ellis charter after giving effect to the proposed Grubb & Ellis charter amendments contemplated by the merger agreement and described in “Grubb & Ellis Charter Amendment” beginning on page 203. Consequently, after the effective time of the merger, the rights of the former NNN Realty Advisors stockholders will be determined by reference to the amended Grubb & Ellis charter. The following table compares the material differences between the current rights of NNN Realty Advisors stockholders under the NNN Realty Advisors certificate of incorporation and bylaws, which are referred to as the NNN Realty Advisors charter and NNN Realty Advisors bylaws, respectively, and the current rights of Grubb & Ellis stockholders under the Grubb & Ellis charter and Grubb & Ellis bylaws, as well as the rights that those stockholders will have as Grubb & Ellis stockholders under the amended Grubb & Ellis charter following the completion of the merger.

Annex B to this document contains the complete text of the proposed amendments to the Grubb & Ellis charter that will take effect as of the effective time of the merger. Copies of the Grubb & Ellis charter, the Grubb & Ellis bylaws, the NNN Realty Advisors charter and the NNN Realty Advisors bylaws will be sent to holders of Grubb & Ellis common stock or NNN Realty Advisors common stock upon request. See “Where You Can Find More Information” beginning on page 217. Because this summary does not provide a complete description of these documents, Grubb & Ellis and NNN Realty Advisors urge you to read each of their charters and bylaws as well as the proposed amendment to the Grubb & Ellis charter in their entirety.

	NNN Realty Advisors	Grubb & Ellis Stockholder
	Stockholder Rights	Rights

Corporate Governance	Before the merger. The rights of NNN Realty Advisors stockholders are currently governed by Delaware law and the NNN Realty Advisors charter and the NNN Realty Advisors bylaws.

After the merger. Upon completion of the merger, the rights of NNN Realty Advisors stockholders who become Grubb & Ellis stockholders in the merger will be governed by Delaware law, the amended Grubb & Ellis charter and the Grubb & Ellis bylaws.	Before the merger. The rights of Grubb & Ellis stockholders are currently governed by Delaware law and the Grubb & Ellis charter and the Grubb & Ellis bylaws.

After the merger. Upon completion of the merger, the rights of Grubb & Ellis stockholders will be governed by Delaware law, the amended Grubb & Ellis charter and the Grubb & Ellis bylaws.

Authorized Capital	The authorized capital stock of NNN Realty Advisors is 95,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.	The authorized capital stock of Grubb & Ellis is set forth under “Description of Grubb & Ellis Capital Stock — Authorized Capital Stock” beginning on page 205.

Number of Directors	The NNN Realty Advisors bylaws provide that the board of directors, unless otherwise established by resolution of the Board, will consist of seven (7) members. The	The Grubb & Ellis charter and Grubb & Ellis bylaws provide that the board of directors shall not be less than six (6) nor more than eighteen (18), the exact number of

	NNN Realty Advisors	Grubb & Ellis Stockholder
	Stockholder Rights	Rights

NNN Realty Advisors board of directors currently consists of seven (7) members.	directors to be determined from time to time by a resolution adopted by the board of directors.

Before the merger.  The Grubb & Ellis board of directors currently consists of seven (7) directors.

After the merger. The amended Grubb & Ellis charter and amended Grubb & Ellis by-laws will provide that the Grubb & Ellis board of directors will be composed of nine (9) directors. According to the Merger Agreement, six (6) director nominees shall be initially designated by NNN Realty Advisors and three (3) director nominees shall initially be designated by Grubb & Ellis. As the respective terms of such initial directors expire, replacement nominees shall be selected pursuant to Grubb & Ellis’ charter and bylaws. See “Board of Directors and Management of Grubb & Ellis Following the Merger” beginning on page 123 for a description of the composition of the Grubb & Ellis board of directors as of the effective time of the merger.

Classification of Board of Directors	NNN Realty Advisors does not presently have a classified board of directors. The NNN Realty Advisors bylaws provide that NNN Realty Advisors’ stockholders may amend the bylaws, so they may add a classified board in the future if desired.	Grubb & Ellis does not presently have, but Grubb & Ellis will have upon completion of the merger, a classified board of directors. The charter of Grubb & Ellis will provide for the division of Grubb & Ellis board of directors into three classes with staggered three-year terms, with each class to consist of as near to one-third of the total number of directors as possible. If the number of directors is changed, any increase or decrease will be apportioned among the three classes so as to maintain the number of directors

	NNN Realty Advisors	Grubb & Ellis Stockholder
	Stockholder Rights	Rights

in each class as nearly equal as possible.

Removal of Directors	When a corporation does not have a classified board of directors, Delaware law provides that unless the corporation’s certificate of incorporation provides otherwise, any director or the entire board of directors may be removed, with or without cause, by the holders of the majority of the votes then entitled to vote at an election of directors. The NNN Realty Advisors certificate of incorporation does not contain a provision with respect to the removal of directors.	The Grubb & Ellis charter does not contain, and the amended Grubb & Ellis charter upon completion of the merger will not contain, a provision with respect to the removal of directors. Accordingly, under Delaware law, upon the completion of the merger, stockholders of Grubb & Ellis may only remove a director from a classified board either for cause or at a scheduled election for the class of which such director is a part.

Vacancies on the Board of Directors	The NNN Realty Advisors bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any directors chosen in accordance with the preceding sentence will hold office until the next annual election of directors and until their successors are duly elected and qualified, unless sooner displaced.	The Grubb & Ellis charter and bylaws each provide that any vacancies in the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of directors and until their successors shall have been duly elected and qualified.

Board Quorum	The NNN Realty Advisors bylaws provide that the presence of a majority of the authorized number of directors is required to constitute a quorum for the transaction of business at any board meeting.	The Grubb & Ellis bylaws provide that except as otherwise provided in the charter, the presence of a majority of the authorized number of directors shall be required to constitute a quorum for the transaction of business at any meeting of the board.

Stockholder Quorum	The NNN Realty Advisors bylaws provide that the presence in person or by proxy at a meeting of the holders of shares representing a majority of the stock issued and	The Grubb & Ellis bylaws provide that the presence in person or by proxy at a meeting of the holders of a majority of voting interest of the shares of stock of Grubb &

	NNN Realty Advisors	Grubb & Ellis Stockholder
	Stockholder Rights	Rights

	outstanding and entitled to vote thereat constitutes a quorum.	Ellis entitled to vote thereat constitutes a quorum.

Stockholder Action by Written Consent	The NNN Realty Advisors bylaws provide that, unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting by the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted.	The Grubb & Ellis charter and bylaws do not contain a provision with respect to stockholder action by written consent. Under Delaware law, unless the company’s certificate of incorporation provides otherwise, any action which may be required or permitted to be taken at any annual or special meeting of the company’s stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Special Meetings of Stockholders	Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws. The NNN Realty Advisors bylaws provide that special meetings may be called by the Chief Executive Officer and shall be called by the Chief Executive Officer or the Secretary at the written request of a majority of the board of directors or of the stockholders holding a majority of all issued and outstanding capital stock entitled to vote.	Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws. The Grubb & Ellis charter and bylaws provide, and the Grubb & Ellis charter and bylaws upon completion of the merger will provide, that special meetings of stockholders may be called at any time by a majority of the members of the board of directors or by a committee of the board of the directors which has been duly designated by the board of directors whose powers, as provided by resolution of the board of directors or the company’s bylaws, include the power to call such meetings, or by the affirmative vote of the holders of

	NNN Realty Advisors	Grubb & Ellis Stockholder
	Stockholder Rights	Rights

at least a majority of the outstanding shares of capital stock of the company entitled to vote generally in the election of directors, but such special meetings may not be called by any other person or persons.

Stockholder Proposals	The NNN Realty Advisors certificate of incorporation and bylaws do not contain any provisions that govern the submission of proposals by stockholders.	The Grubb & Ellis charter and Grubb & Ellis bylaws, and the amended Grubb & Ellis charter upon completion of the merger do not contain any provisions that govern the submission of proposals by stockholders.

Stockholder Nominations	The NNN Realty Advisors certificate of incorporation and bylaws do not contain any provisions that govern the submission of director nominations by stockholders.	The Grubb & Ellis bylaws provide that nominations for the election to the board may be made by any stockholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Such nominations shall be made by notice in writing mailed or delivered not less than fourteen (14) days nor more than fifty (50) days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than twenty-one (21) days’ notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of the corporation not later than the close of the seventh day following the day on which notice of the meeting was mailed to the stockholders.

Voting Stock	The NNN Realty Advisors common stock is the only outstanding class of NNN Realty Advisors voting securities. Under Delaware law and the NNN Realty Advisors charter, each share of NNN Realty Advisors common stock is entitled to one vote on all	The Grubb & Ellis common stock is the only outstanding class of Grubb & Ellis voting securities and will be the only outstanding class of Grubb & Ellis voting securities upon completion of the merger. Under Delaware law and the Grubb & Ellis charter, and upon the Completion of the

NNN Realty Advisors	Grubb & Ellis Stockholder
Stockholder Rights	Rights

matters submitted to NNN Realty Advisors stockholders.	merger, under the amended Grubb & Ellis charter, each share of common stock is entitled to one vote on all matters submitted to stockholders.

Vote Required for Certain Stockholder Actions; Effect of Abstentions	Under Delaware law, except as otherwise required by Delaware law (such as for certain mergers or consolidations or amendments to charters) and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors (which shall be elected by a plurality of voting power present and entitled to vote), the affirmative vote of the majority of voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The NNN Realty Advisors charter and NNN Realty Advisors bylaws do not contain any provision altering this default rule. Any proxy with an abstention for such subject matter shall have the effect of a vote against any such proposal.

Generally, under Delaware law, the approval of certain mergers or consolidations or a sale of all or substantially all of a corporation’s assets or the amendment of a charter requires the affirmative vote of a majority of the total voting power represented by all of the outstanding stock of the corporation entitled to vote on such matter. Abstentions have the effect of a vote against any such proposal.	Under Delaware law, except as otherwise required by Delaware law (such as for certain mergers or consolidations or amendments to charters) and unless the certificate of incorporation or bylaws of the corporation provide otherwise, in all matters other than the election of directors (which shall be elected by a plurality of voting power present and entitled to vote), the affirmative vote of the majority of voting power present in person or represented by proxy at the meeting and entitled to vote on the subject matter is an act of the stockholders. The Grubb & Ellis charter does not, and the amended Grubb & Ellis charter upon completion of the merger will not, contain any provision altering this default rule. The Grubb & Ellis bylaws contain a provision which alters this default rule by stating that any proxy with an abstention for such subject matter shall be treated as present for purposes of determining a quorum, but shall be treated as not being present for purposes of determining the aggregate voting power present in any vote, which would have the effect of lowering the number of affirmative votes required to obtain a majority of the voting power present.

Generally, under Delaware law, the approval of certain mergers or consolidations or a sale of all or substantially all of a corporation’s assets or the amendment of a charter requires the affirmative vote of a majority of the total

	NNN Realty Advisors	Grubb & Ellis Stockholder
	Stockholder Rights	Rights

voting power represented by all of the outstanding stock of the corporation entitled to vote on such matter. Abstentions have the effect of a vote against any such proposal.

Amendment of Certificate of Incorporation	Under Delaware law, the NNN Realty Advisors charter may be amended by the adoption of a resolution of the board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a separate class.	Under Delaware law, the Grubb & Ellis charter may be amended by the adoption of a resolution of the board of directors, followed by the vote of a majority of the outstanding voting power entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a separate class.

Amendment of Bylaws	The NNN Realty Advisors bylaws may be amended, altered, adopted or repealed by the NNN Realty Advisors stockholders or board of directors at a regular meeting of such stockholders or directors, or, if notice of any such amendment, alteration, adoption or repeal is contained in the notice of a meeting, then at any special meeting of such stockholders or directors.	Any amendment, alteration, adoption or repeal of the Grubb & Ellis bylaws requires an affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors or an affirmative vote of the majority of the board.

Indemnification	The NNN Realty Advisors certificate of incorporation provides that NNN Realty Advisors may, to the fullest extent permitted by the Delaware General Corporation Law, indemnify any and all persons whom it may have power to indemnify under the DGCL from and against any and all of the expenses, liabilities or other matters referred to in or covered by the DGCL. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative	The Grubb & Ellis charter provides, and the amended Grubb & Ellis charter upon completion of the merger will provide, that the corporation shall, to the fullest extent permitted by applicable law, indemnify each director and officer, present or former, of the corporation whom it may indemnify pursuant to such applicable law. The foregoing shall not be construed to limit the power of the board of directors to provide any other rights of indemnity which it may deem appropriate.

As described above under ‘‘The Merger Agreement — Certain Covenants” beginning on page

NNN Realty Advisors	Grubb & Ellis Stockholder
Stockholder Rights	Rights

(other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.	185, Grubb & Ellis has agreed to indemnify former directors and officers of Grubb & Ellis or its subsidiaries for liabilities from their acts or omissions in those capacities occurring at or before the effective time of the merger to the extent provided under Grubb & Ellis’ charger and bylaws as in effect on May 22, 2007, the date of the Merger Agreement, or under any agreement providing for indemnification by Grubb & Ellis or its subsidiaries in effect on May 22, 2007.

Dividends	Under Delaware law, except as set forth in a certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The NNN Realty Advisors charter provides that dividends upon the capital stock of NNN Realty Advisors may be declared by the	Under Delaware law, except as set forth in the certificate of incorporation, a corporation is generally permitted to declare and pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, the directors of a corporation may not pay any dividends out of net profits if the capital of the corporation has been reduced to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The Grubb & Ellis charter provides that common stock shall have rights to payment of dividends without preference if, as,

	NNN Realty Advisors	Grubb & Ellis Stockholder
	Stockholder Rights	Rights

	board of directors at any regular or special meeting pursuant to law.	and when declared by the board of directors.

Stockholder Rights Plan	NNN Realty Advisors currently has no stockholder rights plan.	Grubb & Ellis currently has no stockholder rights plan. While Grubb & Ellis has no present intention to adopt a stockholder rights plan, the Grubb & Ellis board of directors, pursuant to its authority to issue preferred stock, could do so.

LEGAL MATTERS

Before this registration statement becomes effective, Zukerman, Gore & Brandeis, LLP will provide an opinion regarding the validity of the Grubb & Ellis common stock to be issued to NNN Realty Advisors stockholders in the merger. As a condition to completion of the merger, NNN Realty Advisors will have received an opinion from Alston & Bird LLP, dated as of the effective time of the merger, to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code.

EXPERTS

Grubb & Ellis

The consolidated financial statements of Grubb & Ellis Company as of June 30, 2007 and 2006 and for each of the three years in the period ended June 30, 2007, incorporated by reference in the Proxy Statement of Grubb & Ellis Company which is referred to and made part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

NNN Realty Advisors

The consolidated balance sheets of NNN Realty Advisors, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, members’ and stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 and the financial statement schedules, and the consolidated balance sheets of Triple Net Properties Realty, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The statement of revenues and certain expenses of each of: Southpointe Office Parke and Epler Parke I; Crawfordsville Medical Office Park and Athens Surgery Center; 1600 Parkwood Circle; 200 Galleria Parkway NW; Hunter Plaza; Three Resource Square; Parkway 400; and Century Hills for the year ended December 31, 2006, included in this prospectus have been audited by KMJ Corbin & Company LLP, an independent audit firm, as indicated in their reports with respect thereto, and are included in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Grubb & Ellis

Grubb & Ellis stockholders who wish to present proposals for inclusion in the proxy statement relating to Grubb & Ellis’ annual meeting of stockholders to be held in 2008 may do so by following the procedures prescribed in Rule 14a-8 under the Securities Exchange Act of 1934, which is referred to as the Exchange Act. To be eligible for inclusion in this joint proxy statement/prospectus relating to Grubb & Ellis’ special meeting in lieu of annual meeting in 2007, stockholder proposals must have been received by Grubb & Ellis’ Corporate Secretary on or before the close of business on June 12, 2007.

If all of the proposals to be voted upon at the Grubb & Ellis special meeting are not approved by the required vote of the Grubb & Ellis stockholders or if the merger is not completed for any reason, Grubb & Ellis will adjourn the special meeting and schedule an annual meeting of its stockholders in 2007.

NNN Realty Advisors

If the merger agreement is adopted by the requisite vote of the NNN Realty Advisors stockholders and the merger is completed, NNN Realty Advisors will become a wholly owned subsidiary of Grubb & Ellis and, consequently, will not hold an annual meeting of its current stockholders in 2007. NNN Realty Advisors stockholders will be entitled to participate, as stockholders of Grubb & Ellis, in the 2008 annual meeting of stockholders of Grubb & Ellis.

If the merger agreement is not adopted by the requisite vote of the NNN Realty Advisors stockholders or if the merger is not completed for any reason, NNN Realty Advisors will hold an annual meeting of its stockholders in 2007.

WHERE YOU CAN FIND MORE INFORMATION

Grubb & Ellis files annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any of this information filed at the SEC’s public reference rooms located at:

Public Reference Room
100 F Street NE
Room 1024
Washington, DC 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this document. Grubb & Ellis’ SEC filings are also available at the office of the NYSE. For further information on obtaining copies of Grubb & Ellis’ public filings at the NYSE, you should call 212-656-5060.

Grubb & Ellis has filed a registration statement on Form S-4 to register with the SEC the Grubb & Ellis common stock to be issued to NNN Realty Advisors stockholders upon completion of the merger. This document is a part of that registration statement and constitutes a prospectus of Grubb & Ellis in addition to being a proxy statement of Grubb & Ellis and NNN Realty Advisors for their respective meetings. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Grubb & Ellis to incorporate by reference information into this document, which means that Grubb & Ellis can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference into this document.

This document incorporates by reference the documents listed below that Grubb & Ellis has previously filed with the SEC. These documents contain important business and financial information about Grubb & Ellis that is not included in or delivered with this document.

Grubb & Ellis SEC Filings
(File No. 1-8122)	Period

Annual Report on Form 10-K	For the fiscal year ended June 30, 2007
Current Reports on Form 8-K	Filed on: August 2, 2007 and September 28, 2007
The description of Grubb & Ellis common stock set forth in the Registration Statement on Form S-1 and all amendments thereto (File No. 333-133659)	Filed on: May 1, 2006

Grubb & Ellis is also incorporating by reference additional documents that it files with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this document and the date of the special meetings.

Grubb & Ellis supplied all information contained or incorporated by reference into this document relating to Grubb & Ellis.

Documents incorporated by reference are available without charge from Grubb & Ellis, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Grubb & Ellis at the following address:

Grubb & Ellis Company
500 West Monroe Street, Suite 2800
Chicago, IL 60661
(312) 698-6700
Attention: Investor Relations

TO OBTAIN TIMELY DELIVERY OF YOUR REQUESTED DOCUMENTS, YOU MUST DELIVER YOUR REQUEST NO LATER THAN FIVE (5) BUSINESS DAYS BEFORE THE SPECIAL MEETING. THE LATEST DATE YOU MAY DELIVER YOUR REQUEST IS          , 2007.

Grubb & Ellis has not authorized anyone to give any information or make any representation about the merger or the two companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NNN Realty Advisors, Inc. and subsidiaries
NNN Realty Advisors, Inc. and subsidiaries — Report of Independent Registered Public Accounting Firm	F-3
NNN Realty Advisors, Inc. and subsidiaries — Consolidated Balance Sheets as of June 30, 2007 (Unaudited) and December 31, 2006 and 2005	F-4
NNN Realty Advisors, Inc. and subsidiaries — Consolidated Statements of Operations for the six months ended June 30, 2007 and 2006 (Unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-5
NNN Realty Advisors, Inc. and subsidiaries — Consolidated Statements of Members’ and Stockholders’ Equity for the six months ended June 30, 2007 (Unaudited) and for the years ended December 31, 2006, 2005 and 2004
F-7
NNN Realty Advisors, Inc. and subsidiaries — Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006 (Unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-8
Notes to Consolidated Financial Statements for the six months ended June 30, 2007 and 2006 (Unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-10
Triple Net Properties Realty, Inc. and subsidiary
Triple Net Properties Realty, Inc. and subsidiary — Report of Independent Registered Public Accounting Firm	F-60
Triple Net Properties Realty, Inc. and subsidiary — Consolidated Balance Sheets as of September 30, 2006 (Unaudited) and December 31, 2005 and 2004	F-61
Triple Net Properties Realty, Inc. and subsidiary — Consolidated Statements of Operations for the nine months ended September 30, 2006 (Unaudited) and 2005 (Unaudited) and for the years ended December 31, 2005 and 2004
F-62
Triple Net Properties Realty, Inc. and subsidiary — Consolidated Statements of Stockholders’ Equity for the nine months ended September 30, 2006 (Unaudited) and for the years ended December 31, 2005 and 2004
F-63
Triple Net Properties Realty, Inc. and subsidiary — Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 (Unaudited) and 2005 (Unaudited) and for the years ended December 31, 2005 and 2004
F-64
Notes to Consolidated Financial Statements for the nine months ended September 30, 2006 (Unaudited) and 2005 (Unaudited) and for the years ended December 31, 2005 and 2004	F-65
Southpointe Office Parke and Epler Parke I
Independent Auditors’ Report	F-75
Statement of Revenues and Certain Expenses	F-76
Notes to Statement of Revenues and Certain Expenses	F-77
Crawfordsville Medical Office Park and Athens Surgery Center
Independent Auditors’ Report	F-79
Statement of Revenues and Certain Expenses	F-80
Notes to Statement of Revenues and Certain Expenses	F-81
1600 Parkwood Circle
Independent Auditors’ Report	F-83
Statement of Revenues and Certain Expenses	F-84
Notes to Statement of Revenues and Certain Expenses	F-85
200 Galleria Parkway NW
Independent Auditors’ Report	F-87
Statement of Revenues and Certain Expenses	F-88
Notes to Statement of Revenues and Certain Expenses	F-89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
NNN Realty Advisors, Inc:

We have audited the accompanying consolidated balance sheets of NNN Realty Advisors, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, members’ and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index at Item 16. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NNN Realty Advisors, Inc and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

May 7, 2007
Los Angeles, California

NNN REALTY ADVISORS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
(In thousands, except share and per share data)	2007	2006	2005
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$61,427	$102,226	$548
Restricted cash/reserves	12,184	4,009	1,222
Investment in marketable securities	5,123	2,334	—
Accounts receivable from related parties — net	30,953	28,843	21,805
Advances to related parties — net	16,146	9,668	6,653
Notes receivable from related party — net	3,300	10,008	1,561
Real estate deposits and pre-acquisition costs	45,316	17,169	34,108
Prepaid expenses and other assets	14,748	3,420	1,424
Properties held for sale	109,004	40,260	—
Identified intangible assets and other assets held for sale — net	19,172	9,333	—

Total current assets	317,373	227,270	67,321
Investments in unconsolidated entities	15,819	11,413	11,518
Properties held for investment — net	3,771	3,835	3,694
Property and equipment — net	4,410	4,123	3,492
Goodwill	60,183	60,183	—
Identified intangible assets — net	18,440	20,306	288
Other assets — net	1,289	913	23

Total Assets	$421,285	$328,043	$86,336

LIABILITIES, MINORITY INTEREST AND MEMBERS’ AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit	$—	$—	$8,500
Accounts payable and accrued expenses	40,705	33,601	18,495
Due to related parties	1,493	4,095	4,201
Current portion of capital lease obligations	129	184	215
Current portion of notes payable	62	4,491	16,680
Current portion of participating notes	—	—	2,300
Mortgage loans payable secured by properties held for sale	121,150	46,906	—
Liabilities of properties held for sale — net	741	595	—
Other liabilities	2,633	726	204

Total current liabilities	166,913	90,598	50,595
Participating notes	16,277	10,263	—
Long-term liabilities:
Notes payable	411	442	562
Capital lease obligations	364	401	325
Redeemable preferred liability	—	—	6,077
Deferred tax liability	2,813	3,184	—

Total Liabilities	186,778	104,888	57,559
COMMITMENTS AND CONTINGENCIES (Note 22)
MINORITY INTEREST	2,222	1,211	—
MEMBERS’ AND STOCKHOLDERS’ EQUITY
Preferred stock: $0.01 par value; 5,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2007 and December 31, 2006, respectively	—	—	—
Common stock: $0.01 par value; 95,000,000 shares authorized; 43,179,741 and 42,366,407 shares issued and outstanding as of June 30, 2007 and December 31, 2006, respectively	431	423	—
Common membership units: 28,000,000 units authorized; 27,488,101 units issued and outstanding as of December 31, 2005	—	—	4,076
Additional paid-in capital	215,138	212,635	—
Retained earnings	16,985	8,912	24,701
Other comprehensive (loss)	(269)	(26)	—

Total members’ and stockholders’ equity	232,285	221,944	28,777

Total liabilities, minority interest and members’ and stockholders’ equity	$421,285	$328,043	$86,336

See accompanying notes to consolidated financial statements.

NNN REALTY ADVISORS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,		Year Ended December 31,
(In thousands, except per share data)	2007	2006	2006	2005	2004
	(Unaudited)

SERVICES REVENUE
Transaction	$40,204	$29,404	$56,885	$56,036	$43,189
Management	20,857	18,267	38,644	31,089	21,711
Dealer-manager	7,844	—	722	—	—

Total services revenue	68,905	47,671	96,251	87,125	64,900

OTHER REVENUE
Rental revenue	4,620	4,546	9,224	3,753	—
Interest income	1,418	1,471	2,828	1,981	2,311
Other	143	—	3	—	—

Total other revenue	6,181	6,017	12,055	5,734	2,311

TOTAL REVENUE	75,086	53,688	108,306	92,859	67,211

OPERATING EXPENSE (INCOME)
Compensation costs	27,945	17,950	49,449	29,873	19,717
General and administrative	19,720	12,607	30,404	31,491	28,154
Depreciation and amortization	983	1,041	2,086	2,825	1,292
Rental related expense	4,874	4,543	9,718	4,469	—
Interest expense	1,044	1,261	6,236	1,611	1,583
Reserves and other	—	—	(700)	3,912	—
Loss on disposal of property and equipment	17	134	141	34	36
Impairment loss on land held for sale	—	—	—	—	300

Total operating expense	54,583	37,536	97,334	74,215	51,082

OPERATING INCOME	20,503	16,152	10,972	18,644	16,129

OTHER INCOME (EXPENSE)
Equity in earnings (losses) of unconsolidated entities	479	437	491	(520)	4
Interest income	1,263	—	713	—	—
Other	1,112	—	—	—	114

Total other income (expense)	2,854	437	1,204	(520)	118

See accompanying notes to consolidated financial statements.

NNN REALTY ADVISORS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

	Six Months Ended
	June 30,		Year Ended December 31,
(In thousands, except per share data)	2007	2006	2006	2005	2004
	(Unaudited)

Income from continuing operations before minority interest and income tax provision (benefit)	23,357	16,589	12,176	18,124	16,247
Minority interest	44	—	308	—	—

Income from continuing operations before income tax provision (benefit)	23,313	16,589	11,868	18,124	16,247
Income tax provision (benefit)	9,384	—	(4,230)	—	—

Income from continuing operations	13,929	16,589	16,098	18,124	16,247

Discontinued operations
(Loss) from discontinued operations — net of taxes	(264)	—	(72)	—	—
Gain on disposal of discontinued operations — net of taxes	206	—	68	—	—

Total loss from discontinued operations	(58)	—	(4)	—	—

NET INCOME	$13,871	$16,589	$16,094	$18,124	$16,247

Basic earnings per share
Income from continuing operations	$0.33	$0.85	$0.72	$0.93	$0.82
(Loss) from discontinued operations	—	—	—	—	—

Net earnings per share	$0.33	$0.85	$0.72	$0.93	$0.82

Diluted earnings per share
Income from continuing operations	$0.33	$0.85	$0.72	$0.93	$0.82
(Loss) from discontinued operations	—	—	—	—	—

Net earnings per share	$0.33	$0.85	$0.72	$0.93	$0.82

Shares used in computing basic net earnings per share	41,943	19,539	22,365	19,546	19,781

Shares used in computing diluted net earnings per share	42,022	19,539	22,379	19,546	19,781

Pro-forma net income data (unaudited)
Income before income tax provision (benefit) and after discontinued operations, as reported	$—	$16,589	$11,868	$18,124	$16,247

Pro-forma provision for income taxes	—	6,455	4,630	7,192	6,146

Pro-forma net income	$—	$10,134	$7,238	$10,932	$10,101

Pro-forma net earnings per share (unaudited)
Basic net earnings per share	$—	$0.52	$0.32	$0.56	$0.51

Diluted net earnings per share	$—	$0.52	$0.32	$0.56	$0.51

See accompanying notes to consolidated financial statements.

NNN REALTY ADVISORS, INC.

CONSOLIDATED STATEMENTS OF MEMBERS’ AND STOCKHOLDERS’ EQUITY

						Accumulated		Total
					Additional	Other		Members’ and
	Founding Members’		Common Stock		Paid-In	Comprehensive	Retained	Stockholders’	Comprehensive
(In thousands)	Units	Contribution	Shares	Amount	Capital	Loss	Earnings	Equity	Income

Balance as of January 1, 2004	26,834	$3,826	—	$—	$—	$—	$3,328	$7,154	$—

Contributions	1,083	433	—	—	—	—	—	433	—
Repurchases	(99)	(51)	—	—	—	—	—	(51)	—
Distributions to common unit members	—	—	—	—	—	—	(7,000)	(7,000)	—
Net income	—	—	—	—	—	—	16,247	16,247	—

Balance December 31, 2004	27,818	4,208	—	—	—	—	12,575	16,783	—

Repurchases	(330)	(132)	—	—	—	—	—	(132)	—
Distributions to common unit members	—	—	—	—	—	—	(5,998)	(5,998)	—
Net income	—	—	—	—	—	—	18,124	18,124	—

Balance as of December 31, 2005	27,488	4,076	—	—	—	—	24,701	28,777	—

Issuance of members’ units	283	1,281	—	—	—	—	—	1,281	—
Conversion of newly issued members’ units	(283)	(1,281)	—	—	—	—	—	(1,281)	—
Conversion of members’ units	(27,488)	(4,076)	19,741	197	4,192	—	—	313	—
Distributions to common unit members	—	—	—	—	—	—	(28,070)	(28,070)	—
Dividends declared	—	—	—	—	—	—	(3,813)	(3,813)	—
Issuance of common stock for formation transactions	—	—	6,010	60	60,040	—	—	60,100	—
Issuance of common stock to 144A investors	—	—	16,000	160	159,840	—	—	160,000	—
Offering costs	—	—	—	—	(13,885)	—	—	(13,885)	—
Issuance of restricted shares to directors and officers	—	—	615	6	—	—	—	6	—
Stock compensation expense	—	—	—	—	2,448	—	—	2,448	—
Change in unrealized (loss) on marketable securities	—	—	—	—	—	(26)	—	(26)	(26)
Net income	—	—	—	—	—	—	16,094	16,094	16,094

Balance as of December 31, 2006	—	—	42,366	423	212,635	(26)	8,912	221,944	16,068

Dividends declared (unaudited)	—	—	—	—	—	—	(5,798)	(5,798)	—
Stock compensation expense (unaudited)	—	—	—	—	2,496	—	—	2,496	—
Offering costs (unaudited)	—	—	—	—	7	—	—	7	—
Issuance of restricted shares to officers and employees (unaudited)	—	—	910	9	—	—	—	9	—
Cancellation of non-vested restricted shares (unaudited)	—	—	(96)	(1)	—	—	—	(1)	—
Change in unrealized (loss) on marketable securities (unaudited)	—	—	—	—	—	(243)	—	(243)	(243)
Net income (unaudited)	—	—	—	—	—	—	13,871	13,871	—

Balance as of June 30, 2007	—	$—	43,180	$431	$215,138	$(269)	$16,985	$232,285	$15,825

See accompanying notes to consolidated financial statements.

NNN REALTY ADVISORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,		Year Ended December 31,
(In thousands)	2007	2006	2006	2005	2004
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$13,871	$16,589	$16,094	$18,124	$16,247
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred income taxes	(372)	—	(4,936)	—	—
Depreciation and amortization	950	1,021	2,086	2,743	1,044
Stock-based compensation	2,504	—	3,865	—	—
Amortization/write-off intangible contractual rights	1,821	—	410	—	—
Amortization of deferred financing costs	161	23	31	82	240
Accretion of preferred liability	—	139	—	360	203
Interest on advances to related parties	(270)	—	(526)	—	—
Equity in (earnings) losses of unconsolidated entities	(409)	(437)	(491)	502	(4)
Write-off of advances and prepaids	115	625	5	—	—
Impairment loss	—	—	—	—	300
Allowance for uncollectible accounts	207	—	1,408	3,116	382
Loss on disposal of property and equipment	—	—	141	—	—
Gain on disposal of discontinued operations	(206)	—	(68)	—	—
Minority interest	44	—	308	—	—
Change in operating assets and liabilities:
Accounts receivable from related parties	(3,024)	(916)	(2,636)	(9,156)	(3,088)
Prepaid expenses and other assets	(11,333)	(618)	(1,062)	(1,109)	(513)
Accounts payable and accrued expenses	7,030	(2,333)	51	8,753	2,561
Other liabilities	1,908	306	521	121	(158)

Net cash provided by operating activities	12,997	14,399	15,201	23,536	17,214

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,211)	(636)	(1,984)	(4,979)	(2,579)
Purchases of marketable securities	(3,032)	—	(2,360)	—	—
Advances to related parties	(6,494)	(15,961)	(19,268)	(10,451)	(10,467)
Proceeds from repayment of advances to related parties	886	15,092	16,713	11,824	5,234
Note receivable from related party	(3,300)	—	(10,000)	—	—
Proceeds from repayment of note receivable from related party	10,000	1,561	777	186	160
Investments in unconsolidated entities	(3,997)	10,940	596	(10,899)	75
Acquisition of Realty and Capital Corp-net of cash acquired	—	—	(7,398)	—	—
Tenant capital improvement of property held for investment	—	—	(290)	—	—
Purchases of properties held for sale	(323,844)	—	(68,475)	—	—
Purchases of identified intangible assets and other assets held for sale	(42,076)	—	(12,140)	—	—
Proceeds from sale of properties held for sale	287,689	—	31,684	—	—
Proceeds from sale of land held for sale	—	—	—	500	—
Real estate deposits and pre-acquisition costs	(42,177)	10,412	(15,948)	(20,142)	(5,469)
Proceeds from collection of real estate deposits and pre-acquisition costs	13,516	—	33,768	—	—
Restricted cash	(8,175)	(247)	(2,787)	(1,222)	—

Net cash (used in) provided by investing activities	(122,215)	21,161	(57,112)	(35,183)	(13,046)

See accompanying notes to consolidated financial statements.

NNN REALTY ADVISORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Six Months Ended
	June 30,		Year Ended December 31,
(In thousands)	2007	2006	2006	2005	2004
	(Unaudited)

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayments of) advances on lines of credit	—	(1,250)	(8,500)	4,955	1,010
Proceeds from issuance of notes payable	—	—	—	17,242	—
Principal payments on notes payable	(4,460)	(11,752)	(12,310)	—	(16)
(Repayments of) proceeds from related parties	(2,602)	(3,217)	(106)	2,631	(436)
Rate lock deposits	514	(2,097)	(881)	(5,579)	—
Repayments of principal on notes payable to related party	—	—	—	—	(3)
Proceeds from issuance of participating notes	6,015	—	10,263	—	—
Repayments of participating notes	—	(2,300)	(2,300)	(2,545)	(1,500)
Proceeds from issuance of mortgage loans payable secured by properties held for sale	254,690	—	71,106	—	—
Repayments of mortgage loans payable secured by properties held for sale	(180,446)	—	(24,200)	—	—
Redemption of redeemable preferred membership units	—	—	(5,506)	—	(50)
Deferred financing costs	(538)	—	(1,515)	—	—
Principal payments/retirement of capital lease obligations	(8)	(141)	(310)	(323)	(35)
Net proceeds from issuance of common stock	7	—	146,000	—	—
Cash paid to unaccredited investors for fractional shares	—	—	(986)	—	—
Contributions from common unit members	—	—	—	—	433
Repurchase from/redemption of common unit members	—	(4)	—	(132)	(50)
Distributions to stockholders and common unit members	(5,719)	(13,000)	(28,070)	(5,998)	(7,000)
Contributions from minority interest	966	—	904	—	—

Net cash provided by (used in) financing activities	68,419	(33,761)	143,589	10,251	(7,647)

NET (DECREASE) INCREASE IN CASH	(40,799)	1,799	101,678	(1,396)	(3,479)
Cash and cash equivalents — Beginning of period	102,226	548	548	1,944	5,423

Cash and cash equivalents — End of period	$61,427	$2,347	$102,226	$548	$1,944

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$1,031	$888	$5,784	$1,519	$1,808

Income taxes	$1,113	$93	$179	$69	$91

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Equipment acquired with capital lease obligations	$84	$40	$355	$237	$324

Dividends accrued	$3,886	$—	$3,813	$—	$—

Liabilities assumed in acquisition	$1,660	$—	$19,342	$—	$—

See accompanying notes to consolidated financial statements.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED) AND FOR THE
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1.	ORGANIZATION

NNN Realty Advisors, Inc. was organized as a corporation in the State of Delaware in September 2006 and was formed to acquire each of Triple Net Properties, LLC and its subsidiaries, Triple Net Properties Realty, Inc. (“Realty”) and NNN Capital Corp. (“Capital Corp.”) and its other subsidiaries (collectively, the “Company”), to bring the businesses conducted by those companies under one corporate umbrella and to facilitate an offering pursuant to Rule 144A of the Securities Act (“the 144A offering”), which transactions are collectively referred to as “the formation transactions”. On November 16, 2006, the Company completed a $160.0 million private placement of common stock to institutional investors and certain accredited investors with 16 million shares of its common stock sold in the offering at $10.00 per share, which represent 37.8% of the Company’s common stock outstanding at December 31, 2006. Triple Net Properties was the predecessor to NNN Realty Advisors prior to November 16, 2006.

Concurrently with the close of the 144A offering, the following transactions occurred:

•	TNP Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, entered into an agreement and plan of merger with Triple Net Properties, a Virginia limited liability company owned by Anthony W. Thompson (Chairman of the Board), Scott D. Peters (executive officer and director), Louis J. Rogers (director and former executive officer of Triple Net Properties) and a number of other employees and third-party investors. In connection with the merger agreement, the Company entered into contribution agreements with the holders of a majority of the common membership interests of Triple Net Properties. Under the merger agreement and the contribution agreements, the Company issued 19,741,407 shares of common stock (to the accredited investor members) and $986,000 in cash (to the unaccredited investor members in lieu of 0.5% of the shares of the Company’s common stock they would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering) in exchange for all the common member interests. Concurrently with the closing of the 144A offering on November 16, 2006, Triple Net Properties became a wholly-owned subsidiary of the Company. For accounting purposes, Triple Net Properties was considered the acquirer of Realty and Capital Corp.

•	The Company entered into a contribution agreement with Mr. Thompson and Mr. Rogers pursuant to which they contributed all of the outstanding shares of Realty, a California corporation, to the Company in exchange for 4,686,500 shares of the Company’s common stock and, with respect to Mr. Thompson, $9.4 million in cash in lieu of the shares of the Company he would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering. Concurrently with the closing of the 144A offering on November 16, 2006, Realty became a wholly-owned subsidiary of the Company.

•	The Company entered into a contribution agreement with Mr. Thompson, Mr. Rogers and Kevin K. Hull pursuant to which they contributed all of the outstanding shares of Capital Corp. to the Company in exchange for 1,323,500 shares of the Company’s common stock and, with respect to Mr. Thompson, $2.7 million in cash in lieu of the shares of the Company he would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering. Capital Corp. became a wholly-owned subsidiary of the Company on December 14, 2006.

As of June 30, 2007 and December 31, 2006, Mr. Thompson, the Company’s Chairman, owned directly and indirectly 25.4% and 25.9%, respectively, of the common stock, a controlling interest, of the Company and the Company’s directors and other executive officers collectively directly and indirectly owned an additional 8.5% of the Company’s common stock.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2007 and December 31, 2006, the Company is authorized to issue 95,000,000 shares of common stock and 5,000,000 shares of preferred stock with preferences and rights as determined by the board of directors. As of June 30, 2007 and December 31, 2006, there were 43,179,741 and 42,366,407 common shares outstanding, including 1.4 million and 615,000 shares of restricted stock, respectively, issued to directors, executive officers and employees of the Company.

The Company specializes in syndicating real estate properties to third-party investors seeking replacement property in transactions that qualify as tax-deferred exchanges under Section 1031 of the Internal Revenue Code. The Company also manages the operations of the real estate properties owned by the syndicated real estate programs it sponsors and affiliated real estate investment trusts (“REITs”) and limited liability companies (“LLCs”) that invest in real estate it advises. Transactions are generally structured as three-way exchanges and include a qualified intermediary, typically a title company or an escrow agent, which result in the Company earning various fees. Investors typically acquire tenant in common interests and are allocated all costs incurred in the syndication, including, but not limited to, acquisition costs, financing costs, and syndication costs, which may include selling commissions, due diligence fees, and marketing fees. Syndication activities and real estate brokerage services are performed by Capital Corp. and Realty, respectively.

As of June 30, 2007 and December 31, 2006, the Company also serves as an advisor and manager to three publicly registered, non-traded REITs, one private REIT, and two publicly registered, non-traded, Value Funds, as well as an advisor and manager of syndicated real estate limited partnerships, LLCs and similar real estate entities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The following is a summary of significant principles used in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation — The consolidated financial statements include the accounts of NNN Realty Advisors, Inc. and its wholly-owned and majority-owned controlled subsidiaries and variable interest entities (“VIEs”) in which NNN Realty Advisors, Inc. is the primary beneficiary (hereinafter collectively referred to as the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, the Company evaluates the entity to determine if the entity is deemed a VIE, and if the Company is deemed to be the primary beneficiary, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities (“FIN No. 46(R)”).

The Company consolidates the entities that are VIEs when the Company is deemed to be the primary beneficiary of the VIE. For entities in which (i) the Company is not deemed to be the primary beneficiary, (ii) the Company’s ownership is 50.0% or less and (iii) the Company has the ability to exercise significant influence, the Company uses the equity accounting method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, plus contributions less distributions). The Company also uses the equity accounting method for jointly-controlled tenant in common interests. As events occur, the Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations.

Triple Net Properties, which is wholly owned by the Company, owns a 50.0% managing member interest in NNN Apartment REIT Advisor, LLC (“Apartment Advisor”) formed in 2006. NNN Apartment Management, LLC owns a 25.0% non-managing member interest in Triple Net Properties’ Apartment Advisor. Triple Net Properties is the primary beneficiary with the majority voting interest in Apartment Advisor;

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

therefore, in accordance with FIN No. 46(R), the Apartment Advisor was consolidated in the Company’s financial statements in 2006.

ROC REIT Advisors, LLC owns a 25.0% non-managing member interest in Apartment Advisor. The members of ROC REIT Advisors, LLC are Stanley J. Olander, Jr., the Apartment Advisor’s Chief Executive Officer; Gus G. Remppies, the Apartment Advisor’s Executive Vice President and Chief Investment Officer; and David L. Carneal, the Apartment Advisor’s Executive Vice President and Chief Operating Officer. Each of Mr. Olander, Mr. Remppies and Mr. Carneal own 33.3% membership interest in ROC REIT Advisors, LLC. The grants of these membership interests to ROC REIT Advisors, LLC are being accounted for as stock based compensation awards. The awards vest over a service period of approximately three years from the date of grant. The estimated fair value of the award at the grant date was $550,000 and for the year ended December 31, 2006 the Company incurred $71,000 in compensation expense related to these awards.

Triple Net Properties, which is wholly owned by the Company, owns a 75.0% managing member interest in NNN Healthcare/Office REIT Advisor, LLC (“HCO Advisor”), formed in 2006. NNN Healthcare/Office Management, LLC owns a 25.0% non-managing member interest in HCO Advisor. Triple Net Properties is the primary beneficiary with the majority voting interest in HCO Advisor; therefore, in accordance with FIN No. 46(R), HCO Advisor was consolidated in the Company’s financial statements in 2006.

As of June 30, 2007, other significant wholly-owned subsidiaries included: (1) 200 Galleria, a Class A commercial office building in Georgia, which was purchased in January 2007 for future placement into one of our sponsored programs; (2) Three Resource, an office building in North Carolina purchased in March 2007 for future placement into one of our sponsored programs and (3) Century Hills, a Class A apartment complex in Georgia, purchased in June 2007 for future placement into one of our sponsored programs.

As of December 31, 2006, other significant wholly-owned subsidiaries included: (1) 1600 Parkwood, a Class A commercial office building in Atlanta, Georgia, which was purchased in December 2006 for future placement into one of our sponsored programs; (2) Southpointe Office Parke, a medical office building in Indiana purchased in August 2006, which was placed into the Company’s sponsored NNN Healthcare/Office REIT, Inc. in the first quarter of 2007, and; (3) Crawfordsville Medical Office Park, a medical office building in Indiana purchased in September 2006, which was placed into the Company’s sponsored NNN Healthcare/Office REIT, Inc. in the first quarter of 2007.

Cunningham Lending Group, LLC (“CLG”), a company that is wholly owned by the Company’s Chairman, has made loans from time to time to certain of the Company’s programs. In accordance with FIN No. 46R, the Company consolidated CLG in our financial statements beginning in 2005 as required for private companies.

Reclassifications — Certain reclassifications have been made to prior years’ consolidated financial statements to conform to the current year financial statement presentation.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Interim Financial Data — The accompanying interim financial statements have been prepared in accordance with GAAP. However, the unaudited interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying unaudited financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such results may be less favorable.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents — Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased. Short-term investments with remaining maturities of three months or less when acquired are considered cash equivalents.

Restricted Cash/Reserves — Restricted cash/reserves are comprised of loan impound reserve accounts for property taxes, insurance, capital improvements, and tenant improvements. As of June 30, 2007, December 31, 2006 and 2005, the restricted cash/reserves were $12.2 million, $4.0 million and $1.2 million, respectively.

Accounts Receivable from Related Parties — Accounts receivable from related parties consist of fees earned from syndicated entities and properties under management, including property and asset management fees. Property and asset management fees are collected from the operations of the underlying real estate properties.

Allowance for Uncollectible Receivables — Receivables are carried net of management’s estimate of uncollectible receivables. Management’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, individual receivables, current economic conditions, and other relevant factors.

Investments in Unconsolidated Entities — Investments in unconsolidated entities consist of (i) common stock held (less than 1.0% ownership) in affiliated REITs and (ii) investments in unconsolidated real estate, including LLC interests and tenant in common interests. The Company uses the equity method to account for these investments, as the Company exercises significant influence over financial and operating activities of these entities (See Note 5).

Real Estate Deposits and Pre-acquisition Costs — Real estate deposits and pre-acquisition costs are incurred when the Company evaluates properties for purchase and syndication. Pre-acquisition costs are capitalized as incurred. Real estate deposits may become nonrefundable under certain circumstances. The majority of the real estate deposits outstanding as of June 30, 2007 and December 31, 2006, were either refunded to the Company during 2007 or used to purchase property and subsequently reimbursed from syndicated equity. Costs of abandoned projects represent pre-acquisition costs associated with properties no longer sought for acquisition by the Company and are included in transaction services expense in the Company’s consolidated statement of operations.

Payments to obtain an option to acquire real property are capitalized as incurred. All other costs related to a property that are incurred before the property is acquired, or before an option to acquire it is obtained, are capitalized if all of the following conditions are met and otherwise are charged to expense as incurred:

•	the costs are directly identifiable with the specific property;

•	the costs would be capitalized if the property were already acquired; and

•	acquisition of the property or of an option to acquire the property is probable. This condition requires that we are actively seeking to acquire the property and have the ability to finance or obtain financing for the acquisition and that there is no indication that the property is not available for sale.

Purchase Price Allocation — In accordance with SFAS No. 141, Business Combinations, the purchase price of acquired properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. The allocation to tangible assets (building and land) is based upon determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in-place leases and the value of in-place leases and related tenant relationships (See Note 11).

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The value allocable to the above or below market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) our estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in identified intangible assets — net and below market lease values are included in liabilities of properties held for sale — net in the accompanying consolidated financial statements and are amortized to rental revenue over the weighted-average remaining term of the acquired leases with each property.

The total amount of identified intangible assets acquired is further allocated to in-place lease costs and the value of tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics considered in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors. These allocations are subject to change within one year of the date of purchase based on information related to one or more events identified at the date of purchase that confirm the value of an asset or liability of an acquired property.

Property Held for Investment — Properties held for investment are carried at the lower of historical cost less accumulated depreciation or fair value. The cost of these properties include the cost of land, completed buildings, and related improvements. Expenditures that increase the service life of properties are capitalized; the cost of maintenance and repairs is charged to expense as incurred. The cost of buildings and improvements is depreciated on a straight-line basis over the estimated useful lives of the buildings and improvements, ranging primarily from 15 to 39 years, and the shorter of the lease term or useful life, ranging from one to ten years for tenant improvements. When depreciable property is retired or disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property Held for Sale — In accordance with SFAS No. 144, Accounting for Impairment of Disposal of Long-Lived Assets (“SFAS No. 144”), at such time as a property is held for sale, such property is carried at the lower of (i) its carrying amount or (ii) fair value less costs to sell. In addition, a property being held for sale ceases to be depreciated. The Company classifies operating properties as property held for sale in the period in which all of the following criteria are met:

•	management, having the authority to approve the action, commits to a plan to sell the asset;

•	the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

•	an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

•	the sale of the asset is probable and the transfer of the asset is expected to qualify for recognition as a completed sale within one year;

•	the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	given the actions required to complete the plan, it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

SFAS No. 144, addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that, in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statements for current and prior periods shall report the results of operations of the component as discontinued operations.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment and Leasehold Improvements — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease or the estimated service life of the improvements, whichever is shorter. Maintenance and repairs are expensed as incurred, while betterments are capitalized. Upon the sale or retirement of depreciable assets, the related accounts are relieved, with any resulting gain or loss included in operations.

Revenue Recognition

Transaction Services Revenue — The Company earns fees associated with structuring, negotiating, and closing syndications of real estate properties to third-party investors. Such fees include acquisition and disposition fees. Acquisition and disposition fees are earned and recognized when the syndication is closed. Organizational Marketing Expense Allowance (“OMEA”) fees are earned and recognized from gross proceeds of equity raised in connection with these syndications and are used to pay formation costs, as well as organizational and marketing costs. The Company is entitled to loan advisory fees for arranging financing related to properties under management. These fees are collected and recognized upon the closing of such loans.

Management Services Revenue — The Company earns asset and property management fees primarily for managing the operations of real estate properties owned by the syndicated real estate programs, REITs and Value Funds it sponsors. Such fees are based on pre-established formulas and contractual arrangements and are earned as such services are performed. The Company is entitled to receive reimbursement for expenses associated with managing the properties; these expenses include salaries for property managers and other personnel providing services to the property. Each property of our TIC programs is charged an accounting fee for costs associated with preparing financial reports.

The Company is entitled to leasing commissions when a new tenant is secured and upon tenant renewals. Leasing commissions are recognized upon execution of leases. The Company is entitled to loan advisory fees for arranging refinancings related to properties under management. Such fees are collected and recognized upon the closing of such loans.

The Company is entitled to advisory fees for services performed as the advisor to three REITs and two Value Funds pursuant to advisory agreements. No advisory fees were earned from the REITs in 2007, 2006, 2005 and 2004.

Dealer-Manager Services Revenue — The Company facilitates capital raising transactions for its programs through Capital Corp. Capital Corp. acts as a dealer-manager exclusively for the Company’s programs and does not provide securities services to any third party. The Company’s wholesale dealer-manager services are comprised of raising capital for its programs through its selling broker-dealer relationships. Most of the commissions, fees and allowances earned for its dealer-manager services are passed on to the selling broker-dealers as commissions and to cover offering expenses, and the Company retains the balance.

Interest Income — The Company makes advances to affiliated real estate programs under management in accordance with the terms stated in the applicable private placement memorandum for that program. These advances are made in the ordinary course of business and may include advances to acquire the property, pay operating expenses or for any other general business purpose. The advances are uncollateralized, have payment terms of one year or less, and generally bear interest of 8.0% to 12.0% per annum.

Fair Value of Financial Instruments — SFAS No. 107, Disclosures About Fair Value of Financial Instruments (“SFAS No. 107”), requires disclosure of fair value of financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS No. 107

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at the end of each year based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider that tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The Company believes that the June 30, 2007, December 31, 2006 and 2005 interest rates associated with notes payable, participating notes and lines of credit approximate market interest rates for similar types of debt instruments. As such, the carrying values of the Company’s notes payable and lines of credit approximate their fair values. The Company’s receivables and payables carrying value approximate fair value due to their short-term nature.

Stock-Based Compensation — In December 2004, the FASB issued SFAS No. 123 — Revised, Share Based Payment, (“SFAS No. 123R”). SFAS No. 123R requires the measurement of compensation cost at the grant date, based upon the estimated fair value of the award, and requires amortization of the related expense over the employee’s requisite service period. Effective January 1, 2006, the Company adopted SFAS No. 123R. See Note 25 for additional information on our stock-based compensation plans.

Earnings per share — Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share further assumes the dilutive effect of stock options, stock warrants and contingently issuable shares. Contingently issuable shares represent non-vested stock awards and unvested stock fund units in the deferred compensation plan. In accordance with SFAS No. 128, Earnings Per Share, these shares are included in the dilutive earnings per share calculation under the treasury stock method (See Note 23).

Pro Forma Net Income per share (unaudited) — Pro forma net income reflects the income tax expense that would have been reported by the Company had it been subject to income taxes at the corporate level during all periods presented. Pro forma earnings per share is computed by dividing the pro forma net income available to common stockholders for the period by the weighted average number of shares of common stock and potentially dilutive common shares outstanding during the period (See Note 26).

Concentration of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk are primarily uninsured cash-in-bank balances and accounts receivable. The Company currently maintains substantially all of its cash with several major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

As of June 30, 2007, December 31, 2006 and 2005, all of the Company’s accrued fees and accounts receivable were from affiliated and related parties and are included in accounts receivable from and advances to related parties on the consolidated balance sheet.

Income Taxes — Income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Loss

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contingencies resulting from tax audits or certain tax positions are accrued when the potential loss can be reasonably estimated and where occurrence is probable.

Impairment of Long-Lived Assets — In accordance with SFAS No. 144, long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, the Company would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. The Company estimates the fair value using available market information or other industry valuation techniques such as present value calculations. No impairment losses were recognized for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005. For the year ended December 31, 2004, the Company recognized an impairment loss related to its land held for sale of $300,000. This property was sold in 2005.

The Company recognizes goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill is recorded at its carrying value and is tested for impairment at least annually, or more frequently if impairment indicators exist, at a level of reporting referred to as a reporting unit. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. If a potential impairment exists, an impairment loss is recognized to the extent the carrying value of goodwill exceeds the difference between the fair value of the reporting unit and the fair value of its other assets and liabilities. The Company identified no impairment indicators since the acquisition. The Company recognizes goodwill in accordance with SFAS No. 142 and tests its carrying value for impairment during the fourth quarter of each year. (See Note 11).

Marketable Securities — The Company accounts for investments in marketable debt and equity securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). The Company determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable securities acquired are classified with the intent to generate a profit from short-term movements in market prices as trading securities. Debt securities are classified as held to maturity when there is a positive intent and ability to hold the securities to maturity. Marketable equity and debt securities not classified as trading or held to maturity are classified as available for sale.

In accordance with SFAS No. 115, trading securities are carried at their fair value with realized and unrealized gains and losses included in net income. The available for sale securities are carried at their fair market value and any difference between cost and market value is recorded as unrealized gain or loss, net of income taxes, and is reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity. Premiums and discounts are recognized in interest income using the effective interest method. Realized gains and losses and declines in value expected to be other-than-temporary on available for sale securities are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income.

Comprehensive Income — Pursuant to SFAS No. 130, Reporting Comprehensive Income, the Company has included a calculation of comprehensive income (loss) in its accompanying consolidated statements of stockholders’ equity for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004. Comprehensive income includes net income adjusted for certain revenues, expenses, gains and losses that are excluded from net income.

Guarantees — In November 2002, FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”), an interpretation of SFAS Nos. 5, 57, and 107 and rescission of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by the

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability.

Segment Disclosure — The Company divides its services into three primary business segments, transaction services, management services and dealer-manager services (See Note 20).

Derivative Instruments and Hedging Activities — The Company applies the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133 and SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 133, establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities.

Recently Issued Accounting Pronouncements — In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return, including a decision whether to file or not to file in a particular jurisdiction. Additionally, FIN No. 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 are effective for reporting periods beginning after December 15, 2006. The adoption of FIN No. 48 did not have a significant impact on the consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. The adoption of SAB No. 108 on December 31, 2006 did not have a significant effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the Company’s 2008 fiscal year. The Company is currently assessing the impact of the adoption of SFAS No. 157 and its impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 will be effective beginning January 1, 2008. The Company is currently assessing the impact of the adoption of SFAS No. 159 and its impact on the Company’s consolidated financial statements.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	MARKETABLE SECURITIES

The historical cost and estimated fair value of the available-for-sale marketable securities held by the Company are as follows:

	As of June 30, 2007				As of December 31, 2006
		Gross				Gross
	Historical	Unrealized		Estimated	Historical	Unrealized		Estimated
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
(Unaudited)
(In thousands)

Equity securities	$5,565	$—	$(442)	$5,123	$2,360	$—	$(26)	$2,334

Sales of equity securities resulted in realized gains of $1.1 million and realized losses of $(29,000) for the six months ended June 30, 2007. There were no sales of equity securities for the six months ended June 30, 2006 and the years ended December 31, 2006, 2005 and 2004.

4.	ACCOUNTS RECEIVABLE FROM RELATED PARTIES

Accounts receivable from related parties consisted of the following:

	June 30,	December 31,
	2007	2006	2005
	(Unaudited)
(In thousands)

Accounts receivable	$3,121	$3,293	$2,270
Accrued real estate acquisition fees	361	6,136	6,662
Accrued real estate lease commissions	7,907	3,364	427
Accrued property management fees	15,483	13,207	7,867
Accrued asset management fees	580	24	—
Other accrued fees	4,431	3,542	4,732

Total	31,883	29,566	21,958
Allowance for uncollectible receivables	(930)	(723)	(153)

Accounts receivable from related parties — net	$30,953	$28,843	$21,805

5.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

The Company owns common stock in two sponsored REITs. In 2006, Triple Net Properties received 100.0% return of its investment in T REIT, Inc. (“T REIT”). As of June 30, 2007, December 31, 2006 and 2005, the Company’s investment balances in G REIT, Inc. (“G REIT”) were $61,000, $66,000 and $173,000, respectively. The Company has the ability to exercise significant influence on the REITs; accordingly, the Company accounts for the investments in these REITs under the equity method of accounting.

As of June 30, 2007 the Company’s wholly owned subsidiaries, 1600 Parkwood, LLC; Hunter Plaza, LLC; NNN Cypresswood, LLC; NNN San Marin, LLC and NNN Siena, LLC had an unconsolidated investment in their respective properties totaling to $4.7 million, $0.6 million, $3.3 million, $0.2 million and $1.2 million, respectively, which represents approximately 39.0%, 3.0%, 32.0%, 11.0% and 10.0% ownership interest in the property, respectively. The Company has the ability to exercise significant influence on the LLCs; accordingly, the Company accounts for the investments in the LLCs under the equity method of accounting.

During the six months ended June 30, 2007, and the years ended December 31, 2006, 2005 and 2004 the Company also invested insignificant amounts in various LLCs, which were formed for the purpose of acquiring, owning, and operating real estate properties. The Company serves as the managing member of each

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

LLC and owns up to a 1.0% interest, representing an initial cash investment ranging up to $3,500. The Company has the ability to exercise significant influence on the LLCs; accordingly, the Company accounts for the investments in the LLCs under the equity method of accounting. Profits and losses are generally allocated to each member in accordance with their ownership percentage. For the six months ended June 30, 2007 and 2006, the Company’s equity in net earnings of the unconsolidated entities was $479,000 and $437,000, respectively. For the years ended December 31, 2006, 2005 and 2004, the Company’s equity in net earnings (losses) of the unconsolidated entities was $491,000, $(520,000) and $4,000, respectively.

As of June 30, 2007 and December 31, 2006, the Company owned a 35.0% interest in NNN 3500 Maple, LLC totaling $717,000 and $728,000, respectively. The Company accounts for the investment in the LLC under the equity method of accounting.

As of December 31, 2006 the Company’s wholly owned subsidiaries, Mt. Moriah, LLC and NNN Royal 400 LLC, had an unconsolidated investment in the property at Mt. Moriah and Royal 400 totaling $4.4 million and $4.0 million, which represented approximately 29.0% and 19.0% ownership interest in the property, respectively. The Company accounts for the investments in the LLC’s under the equity method of accounting.

As of December 31, 2005, Triple Net Properties’ wholly owned subsidiary, NNN 3500 Maple, LLC, had an unconsolidated investment in the property at 3500 Maple totaling $85,000, which represented a 1.0% ownership interest in the property. NNN 3500 Maple, LLC also advanced $11.3 million to the property with proceeds from the mezzanine loan discussed in Note 15, which was repaid in 2006.

Summary financial information for the 3500 Maple property as of December 31, 2005 is as follows:

(In thousands)

Restricted cash	$2,739
Real estate assets	65,875
Other assets	176

Total assets	$68,790

Notes payable	$58,320
Note to related party	1,385
Other liabilities	1,969

Total liabilities	$61,674

Total liabilities and equity	$68,790

Total revenue	$82
Total expense	86

Net loss	$(4)

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	ADVANCES TO RELATED PARTIES

The Company makes advances to affiliated real estate entities under management in the normal course of business. Such advances are uncollateralized, have payment terms of one year or less, and generally bear interest at 8.0% to 12.0% per annum. The advances consisted of the following:

		December 31,
	June 30, 2007	2006	2005
(In thousands)	(Unaudited)

Advances to properties of related parties	$7,798	$6,608	$5,021
Advances to Apartment/Healthcare Office REIT	4,664	—	—
Advances to related parties(1)	5,199	4,460	2,194

Total	17,661	11,068	7,215
Allowance for uncollectible receivables	(1,515)	(1,400)	(562)

Advances to related parties — net	$16,146	$9,668	$6,653

(1)	As of June 30, 2007, and December 31, 2006 and 2005, advances with accrued interest included $4.1 million, $3.6 million and $1.1 million, respectively, to a program solely managed by the Company’s Chairman.

7.	NOTE RECEIVABLE FROM RELATED PARTY

On December 28, 2006, the Company advanced $10.0 million to one of its publicly reported non-traded REIT programs, NNN Apartment REIT, Inc. The unsecured note matures on June 28, 2007 and bears interest at a fixed rate of 6.86% per annum. The unsecured note requires monthly interest only payments beginning on February 1, 2007 and provides for a default interest rate in an event of default equal to 8.86% per annum. The unsecured note and all accrued interest was repaid in full during the second quarter of 2007. The balance owed to the Company as of December 31, 2006 consisted of $10.0 million in principal.

On June 29, 2007, the Company advanced $3.3 million to one of its publicly reported non-traded REIT programs, NNN Apartment REIT, Inc. The unsecured note matures on December 29, 2007 and bears interest at a fixed rate of 6.85% per annum. The unsecured note requires monthly interest only payments beginning on August 1, 2007 and provides for a default interest rate in an event of default equal to 8.85% per annum. The balance owed to the Company as of June 30, 2007 consisted of $3.3 million in principal.

In 2001, the Company, through a subsidiary, advanced funds to a sponsored program that owns an office property in Wichita, Kansas. The note receivable was secured by a deed of trust on the property and had a fixed interest rate of 11.23% per annum with principal maturing in 2005. During the first quarter of 2006, the loan associated with this property was refinanced with a third-party lender. The remaining balance of $821,000 was restructured as an unsecured non-interest-bearing advance. The balance owed to the Company as of June 30, 2007 and December 31, 2006 was $784,000 and was included in the Company’s Advances to related parties — net on the June 30, 2007 consolidated balance sheet and in Note 6, Advances to Related Parties.

8.	REAL ESTATE DEPOSITS AND PRE-ACQUISITION COSTS

The Company’s real estate deposits and pre-acquisition costs as of June 30, 2007 and December 31, 2006 and 2005 were $45.3 million, $17.2 million and $34.1 million, respectively.

For deposits and pre-acquisition costs outstanding as of June 30, 2007, approximately $2.4 million was used to acquire eight properties in 2006 and $12.8 million was used to acquire twenty properties by July 2007 with $1.8 million repaid in July 2007.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For deposits and pre-acquisition costs outstanding as of December 31, 2006, approximately $8.4 million was used to acquire two properties in 2006, $6.8 million of which was repaid in the first quarter of 2007, and approximately $8.8 million was used for deposits to acquire properties in 2007, with $3.2 million repaid in the first quarter of 2007.

For deposits and pre-acquisition costs outstanding as of December 31, 2005, approximately $23.1 million was used to acquire nine properties in the last four months of 2005 and $8.1 million was used to acquire five properties in 2006 with $18.3 million repaid in the first quarter of 2006.

For the six months ended June 30, 2007 and 2006, expensed pre-acquisition costs for projects that were not acquired were $68,000 and $329,000, respectively, and is included in transaction services expense in the Company’s consolidated statement of operations.

For the years ended December 31, 2006, 2005 and 2004 expensed pre-acquisition costs for projects that were not acquired were $257,000, $124,000 and $2.3 million (primarily due to the termination of a sponsored REIT), respectively, and is included in transaction services expense in the Company’s consolidated statement of operations.

9.	PROPERTY HELD FOR INVESTMENT

			December 31,
	Useful Life	June 30, 2007	2006	2005
(In thousands)		(Unaudited)

Building, tenant/capital improvement	39 years	$2,883	$2,860	$2,570
Accumulated depreciation and amortization		(314)	(227)	(78)

Total		2,569	2,633	2,492
Land		1,202	1,202	1,202

Property held for investment — net		$3,771	$3,835	$3,694

During 2005, a property was purchased from investors in one of our programs in an amount in excess of its fair value and a charge of $2.9 million was incurred and is reflected in “Reserves and other” in the consolidated statement of operations.

The Company recognized $87,000 and $41,000 for the six months ended June 30, 2007 and 2006, respectively, and $148,000, $61,000 and $0 of depreciation expense related to a property held for investment for the years ended December 31, 2006, 2005, and 2004, respectively.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

		June 30,	December 31,
	Useful Life	2007	2006	2005
		(Unaudited)
(In thousands)

Computer equipment	3-5 years	$6,982	$6,207	$4,925
Automobiles	5 years	63	63	—
Capital leases (Note 22)	7 years	1,202	1,221	1,324
Furniture and fixtures	7 years	1,428	994	791
Leasehold improvements	Shorter of life of lease or improvement	1,135	1,241	632

Total		10,810	9,726	7,672
Accumulated depreciation and amortization		(6,400)	(5,603)	(4,180)

Property and equipment — net		$4,410	$4,123	$3,492

The Company recognized $818,000 and $896,000, of depreciation expense related to property and equipment for the six months ended June 30, 2007 and 2006, respectively. The Company recognized $1.8 million, $2.7 million and $1.0 million of depreciation expense related to property and equipment for the years ended December 31, 2006, 2005 and 2004, respectively. During 2005, the Company revised the estimated useful life of certain computer equipment from five years to three years, which resulted in additional depreciation expense of $513,000.

11.	BUSINESS COMBINATIONS, GOODWILL AND ACQUIRED INTANGIBLE ASSETS

As discussed in Note 1, the Company was organized as a corporation in the State of Delaware in September 2006 and was formed to acquire each of Triple Net Properties, Realty, and Capital Corp. to bring the businesses conducted by those companies under one corporate umbrella and to facilitate the 144A offering.

The Company did not obtain any representations from the owners of Triple Net Properties relating to the operations of, and for liabilities associated with Triple Net Properties. Additionally, the Company obtained limited representations from the owners of Realty and Capital Corp. for the operations of, and liabilities associated with, those companies arising from events or circumstances occurring or existing prior to the formation transactions. In addition, the owners of Realty and Capital Corp. have agreed to indemnify the Company for a breach of any of these representations and for certain other losses, subject to a maximum aggregate limit on the amount of their liability of $12.0 million. Mr. Thompson and Mr. Rogers have also agreed to escrow shares of the Company’s common stock and indemnify the Company for certain other matters. Except for these escrow arrangements, the Company has no assurance that any contributing party providing these limited representations or indemnities will have adequate capital to fulfill its indemnity obligations.

The acquisitions were accounted for under the purchase method of accounting, and accordingly all assets and liabilities were adjusted to and recorded at their estimated fair values as of the acquisition date. Goodwill and other intangible assets represent the excess of purchase price over the fair value of net assets acquired. In accordance with SFAS No. 141, the Company recorded goodwill for a purchase business combination to the extent that the purchase price of the acquisition exceeded the net identifiable assets and intangible assets of the acquired companies.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The preliminary purchase accounting adjustments for the acquisition of Realty and Capital Corp. were recorded in the accompanying consolidated financial statements as of, and for periods subsequent to the acquisition dates. The excess purchase price over the estimated fair value of net assets acquired has been recorded to goodwill, which is not deductible for tax purposes. The final valuation of the net assets acquired is complete except for the evaluation of certain tax positions, which will be completed no later than one year from the acquisition date. Adjustments to the deferred tax assets and liabilities of Capital Corp. may still be required.

The aggregate purchase price for the acquisition of Realty and Capital Corp. was approximately $72.2 million, which included: (1) issuance of 6,010,000 shares of common stock, valued at $10.00 per share (the offering price upon the close of the 144A); and (2) $12.1 million in cash paid to Mr. Thompson in lieu of the shares of our common stock he would otherwise be entitled to receive, valued at $10.00 per share. As of December 31, 2006, the total purchase price has been paid.

The following represents the calculation of the purchase price of Realty and the excess purchase price over the estimated fair value of the net assets acquired:

(In thousands, except share and per share data)

Purchase of shares of Realty for cash		$9,435
Purchase of shares of Realty for stock		46,865

Total purchase price		56,300
Adjusted beginning equity	$1,733
Adjustment for fair value of intangible contract rights	(20,538)
Adjustment to goodwill to reflect deferred tax liability arising from allocation of purchase price to intangible contract rights	8,214

Less: fair value of net assets acquired		(10,591)

Goodwill: Excess purchase price over fair value of net assets acquired		$45,709

Realty was comprised of the following:

Assets:
Current assets	$5,326
Intangible contract rights	20,538

Total assets	25,864

Liabilities:
Current liabilities	7,059
Long-term deferred tax liability	8,214

Total liabilities	15,273

Fair value of net assets acquired	$10,591

The issuance of common stock to the owners of Realty was based upon the following:

Realty fair value	$56,300
Cash payment toward purchase	(9,435)

Value of shares issued	$46,865
Price per share issued	$10.00

Shares issued to Realty owners	4,686,500

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following represents the calculation of the purchase price of Capital Corp. and the excess purchase price over the estimated fair value of the net assets acquired:

(In thousands, except share and per share data)

Purchase of shares of Capital Corp for cash	$2,665
Purchase of shares of Capital Corp for stock	13,235

Total purchase price	15,900
Less: fair value of net assets acquired	(1,426)

Goodwill: Excess purchase price over fair value of net assets acquired	$14,474

Capital Corp. was comprised of the following:

Assets:
Current assets	$5,391
Property and equipment	104

Total assets	5,495

Liabilities:
Current liabilities	4,069

Total liabilities	4,069

Fair value of net assets acquired	$1,426

The issuance of common stock to the owners of Capital Corp was based upon the following:

Capital Corp fair value	$15,900
Cash payment toward purchase	(2,665)

Value of shares issued	$13,235
Price per share issued	$10.00

Shares issued to Capital Corp owners	1,323,500

Unaudited pro forma results, assuming the acquisitions had occurred as of January 1, 2006 for purposes of the 2006 pro forma disclosures, are presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Realty and Capital Corp. acquisition occurred on January 1, 2006, and may not be indicative of future operating results.

	Unaudited Pro Forma Results
	Year Ended December 31,
	2006	2005
(In thousands, except per share data)

Revenue	$135,414	$113,766
Income from continuing operations	$10,597	$13,877
Basic income per share	$0.25	$0.35
Weighted average shares outstanding for basic earnings per share	41,751	39,914
Diluted income per share	$0.25	$0.35
Weighted average shares outstanding for diluted earnings per share	41,854	39,899

The Company identified no impairment indicators since the acquisition.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Transaction	Management	Dealer-Manager
	Services	Services	Services	Total
(In thousands)

Balance as of January 1, 2004	$—	$—	$—	$—

Goodwill acquired	—	—	—	—
Impairment charge off	—	—	—	—

Balance as of December 31, 2004	—	—	—	—

Goodwill acquired	—	—	—	—
Impairment charge off	—	—	—	—

Balance as of December 31, 2005	—	—	—	—

Goodwill acquired	22,095	23,614	14,474	60,183
Impairment charge off	—	—	—	—

Balance as of December 31, 2006	22,095	23,614	14,474	60,183
Impairment charge off	—	—	—	—

Balance as of June 30, 2007	$22,095	$23,614	$14,474	$60,183

12.	ACQUISITIONS-PROPERTIES HELD FOR SALE

During the year ended December 31, 2006, the Company completed the acquisition of four consolidated office properties. The aggregate purchase price including closing costs of the properties was $81.2 million, of which $71.2 million was financed with mortgage debt. Our discontinued operations include the combined results of Lavaca Plaza from August 28, 2006 (date of acquisition) through October 25, 2006 (date of disposition), Southpointe Office Park from August 18, 2006 (date of acquisition) through December 31, 2006, Crawfordsville from September 12, 2006 (date of acquisition) through December 31, 2006 and 1600 Parkwood from December 28, 2006 (date of acquisition) through December 31, 2006.

In accordance with SFAS No. 141, the Company allocated the purchase price to the fair value of the assets acquired and the liabilities assumed, including the allocation of the intangibles associated with the in-place leases considering the following factors: lease origination costs and tenant relationships; on all acquisitions , with the exception of Crawfordsville, the Company also recorded lease intangible liabilities related to the acquired below market leases. The following table summarizes the estimated fair values of the assets and acquired and liabilities assumed at the date of acquisition:

	Lavaca	Southpointe	Crawfordsville	1600
	Plaza	Office Park	Medical Plaza	Parkwood	Total
(In thousands)

Land	$3,201	$2,831	$690	$1,862	$8,584
Building and improvements	24,462	10,081	5,449	22,772	62,764
In place leases	1,497	1,150	532	1,893	5,072
Above market leases	—	6	—	—	6
Tenant relationships	1,763	1,560	531	1,642	5,496

Net assets acquired	$30,923	$15,628	$7,202	$28,169	$81,922

Below market leases	$(438)	$(22)	$—	$(216)	$(676)

Net liabilities assumed	$(438)	$(22)	$—	$(216)	$(676)

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro forma statement of operations data is not required as all results of operations for properties held for sale are included in discontinued operations in the Company’s consolidated statement of operations.

During the six months ended June 30, 2007, the Company completed the acquisition of seven consolidated office properties and one consolidated residential property, thereby adding a total of 1,726,000 square feet of GLA and 200 residential units to our consolidated portfolio. The aggregate purchase price including closing cost of the properties was $266.7 million, of which $245.6 million was financed with mortgage debt. Our discontinued operations include the combined results of Southpointe Office Park from January 1, 2007 through January 22, 2007 (date of disposition), Crawfordsville from January 1, 2007 through January 22, 2007 (date of disposition), 1600 Parkwood from January 1, 2007 through May 16, 2007 (date of transition), Lenox C-F from January 3, 2007 (date of acquisition) through March 30, 2007 (date of disposition), Lenox G from January 3, 2007 (date of acquisition) through March 23, 2007 (date of disposition), 200 Galleria from January 31, 2007 (date of acquisition) through June 30, 2007, Gallery Professional Building from February 5, 2007 (date of acquisition) through March 9, 2007 (date of disposition), Hunter Plaza from February 27, 2007 (date of acquisition) to May 31, 2007 (date of transition), Three Resource Center from March 7, 2007 (date of acquisition) through June 30, 2007, Parkway 400 from March 26, 2007 (date of acquisition) through May 11, 2007 (date of transition) and Century Hills from June 29, 2007 (date of acquisition) to June 30, 2007.

In accordance with SFAS No. 141, the Company allocated the purchase price to the fair value of the assets acquired and the liabilities assumed, including the allocation of the intangibles associated with the in-place leases considering the following factors: lease origination costs and tenant relationships; on all acquisitions where applicable, we also recorded lease intangible liabilities related to the acquired below market leases.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

				Gallery
			200	Professional	Hunter	Three
	Lenox C-F	Lenox G	Galleria	Building	Plaza	Resource	Parkway 400	Century Hills	Total
	(Unaudited)
(In thousands)

Land	$4,944	$1,724	$7,440	$1,188	$6,629	$2,074	$3,999	$1,736	$29,734
Building and improvements	36,938	14,033	63,698	5,135	20,457	18,352	25,308	18,822	202,743
In place leases	3,678	1,650	3,933	942	2,925	1,123	2,070	191	16,512
Above market leases	—	—	2,364	—	—	11	433	—	2,808
Tenant relationships	3,946	1,703	4,307	1,600	1,755	1,854	2,268	73	17,506

Net assets acquired	$49,506	$19,110	$81,742	$8,865	$31,766	$23,414	$34,078	$20,822	$269,303

Below market leases	$(286)	$—	$—	$(28)	$(2,231)	$—	$(107)	$—	$(2,652)

Net liabilities assumed	$(286)	$—	$—	$(28)	$(2,231)	$—	$(107)	$—	$(2,652)

Pro forma statement of operations data is not required as all results of operations for properties held for sale are included in discontinued operations in the Company’s consolidated statement of operations.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	IDENTIFIED INTANGIBLE ASSETS

	June 30,		December 31,
	2007		2006		2005
	(Unaudited)
(In thousands)

Contract rights
Contract rights, established for the legal right to future disposition fees of a portfolio of real properties under contract	$20,538		$20,538		$—
Accumulated amortization — contract rights	(2,231)		(410)		—

Contract rights, net	18,307	(1)	20,128	(1)	—

Identified intangible assets — properties
In place leases and tenant relationships, with a weighted average life of 32 months and 92 months for in place leases and tenant relationships, respectively (accumulated amortization of $162, $133 and $55 as of June 30, 2007, December 31, 2006 and December 31, 2005, respectively)	270		270		270
Above market leases, with a weighted average life of 32 months (accumulated amortization of $74, $58 and $26 as of June 30, 2007, December 31, 2006 and December 31, 2005, respectively)	99		99		99

	369		369		369
Accumulated amortization — properties	(236)		(191)		(81)

Identified intangible assets — properties	133	(2)	178	(2)	288

Identified intangible assets, net	$18,440		$20,306		$288

(1)	Amortization expense recorded for the contract rights was $1,821,000 and $0 for the six months ended June 30, 2007 and 2006, respectively, and $410,000, $0 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense was charged as a reduction to transaction services revenue in each respective period. During the period of future real property sales, the amortization of the contract rights intangible asset will be applied based on the net relative value of disposition fees realized.

(2)	Amortization expense recorded for the identified intangible assets — properties was $44,000 and $64,000 for the six months ended June 30, 2007 and 2006, respectively, and $108,000, $81,000 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in discontinued operations in the accompanying consolidated statement of operations. Amortization expense for the identified intangible assets — properties for each of the next five years ended December 31, is as follows:

(In thousands)

2007	$89
2008	38
2009	13
2010	13
2011	13

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	June 30,	December 31,
	2007	2006	2005
	(Unaudited)
(In thousands)

Salaries and related costs	$4,568	$4,562	$2,235
Bonus	2,753	10,447	4,195
Dividends	3,886	3,813	—
OMEA related costs	1,534	1,495	3,891
Property management fees and commissions due to third parties	2,966	975	—
Broker-dealer commissions	4,409	2,013	—
Accounts payable	1,800	1,472	2,308
Accrued liabilities	18,789	8,824	5,866

Total	$40,705	$33,601	$18,495

15.	NOTES PAYABLE

Notes payable consisted of the following:

	June 30,	December 31,
	2007	2006	2005
(In thousands)	(Unaudited)

Mezzanine debt payable to a financial institution, variable interest at one month London Interbank Offered Rate (“LIBOR”) plus 5.0% (9.37% at December 31, 2005), is due upon securitization and matures on January 1, 2016. The debt was extinguished in May 2006	$—	$—	$11,320
Mortgage loan payable to a financial institution, secured by a property acquired in 2005, with variable interest paid monthly (7.90% per annum as of December 31, 2006 and 5.5% per annum as of December 31, 2005) and default interest of 5.0% per annum. The debt was extinguished in February 2007	—	4,400	5,275
Unsecured notes payable to third-party investors, interest at 6.0% per annum and matures December 2011. Principal and interest is due quarterly beginning March 31, 2006. Scheduled principal payments as of June 30, 2007, are $61 for the remainder of 2007, $127 in 2008, $135 in 2009, $143 in 2010 and $37 thereafter	473	533	647

	473	4,933	17,242
Less current portion	(62)	(4,491)	(16,680)

	$411	$442	$562

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	MORTGAGE LOANS PAYABLE SECURED BY PROPERTIES HELD FOR SALE

Notes payable secured by properties held for sale consisted of the following:

	June 30,	December 31,
	2007	2006	2005
	(Unaudited)
(In thousands)

Mortgage debt payable to various financial institutions for real estate held for sale. Fixed interest rates range from 5.70% to 5.95% per annum. The notes mature at various dates through July 2017. As of June 30, 2007, all notes require interest-only payments	$102,000	$31,660	$—
Mezzanine debt payable to various financial institutions for real estate held for sale, fixed and variable interest rates range 10.32% to 11.48% per annum. Notes mature at various dates through April 2017. As of June 30, 2007, all notes require interest-only payments	19,150	15,246	—

	$121,150	$46,906	$—

17.	LINES OF CREDIT

The Company’s original revolving line of credit with Bank of America N.A. had a maximum commitment of $8.5 million on revolving terms, consisting of $7.5 million for acquisitions and $1.0 million for general corporate purposes. This line of credit bore interest at prime rate plus 0.5% per annum (7.75% as of December 31, 2005) with an extended maturity date of October 3, 2006 from September 3, 2006. The balance was $8.5 million at December 31, 2005. The Company was in compliance with all debt covenants pertaining to this line of credit as of December 31, 2005. The Company terminated and repaid this line of credit in full along with all interest incurred on September 11, 2006.

In September 2006, the Company entered into a $27.5 million credit agreement with Wachovia Bank, N.A. The facility’s fixed interest was 6.0% per annum plus a contingent interest equal to 24.9% of the Company’s adjusted net income for each period, less any amount of fixed interest paid in such period, with a maturity date in April 2016. The proceeds from this loan were used to redeem in full $5.5 million of preferred interests that were issued to preferred members as disclosed in Note 19, plus a related $1.4 million redemption premium, to make a distribution of $10.0 million to the common members of Triple Net Properties, LLC and the remainder was used for working capital and other general corporate purposes, including paying down its line of credit and making acquisition deposits on a number of properties that are intended to be acquired by our programs. This debt was repaid in November 2006 with proceeds from our 144A private equity offering.

In September 2006, Triple Net Properties entered into a $10.0 million revolving line of credit with LaSalle Bank, N.A. to replace its then existing $8.5 million revolving line of credit with Bank of America, N.A. This new line of credit consists of $7.5 million for use in property acquisitions and $2.5 million for general corporate purposes and bears interest at either prime rate plus 0.50% or three-month LIBOR plus 3.25% per annum, at our option on each drawdown, and matures in March 2008. As of September 11, 2006, Triple Net Properties had drawn an aggregate of $6.5 million under this line of credit, which was used to repay in full amounts due, including accrued interest, under our revolving line of credit with Bank of America, N.A. On September 15, 2006, the Company repaid this line of credit in full from proceeds of the Wachovia loan, which was repaid in full in November 2006.

In February 2007, the Company entered into a $25.0 million revolving line of credit with LaSalle Bank, N.A. to replace the $10.0 million revolving line of credit. This line of credit consists of $10.0 million for acquisitions and $15.0 million for general corporate purposes and bears interest at prime rate plus 0.50% or three-month LIBOR plus 1.50%, at our option and matures February 20, 2010. The Company paid $100,000

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in loan fees relating to the revolving line of credit. There have been no funds drawn on this line as of June 30, 2007.

The Company’s line of credit is secured by the Company’s assets and requires the Company to meet certain minimum loan to value, debt service coverage, performance covenants, including the timely payment of interest. The outstanding balance on the line of credit was $0 as of June 30, 2007 and December 31, 2006. The Company was in compliance with all debt covenants pertaining to this line of credit as of June 30, 2007 and December 31, 2006.

18.	PARTICIPATING NOTES

Participating notes consisted of four note programs: NNN 2004 Notes Program, LLC (the “2004 Program”), NNN 2005 Notes Program, LLC (the “2005 Program”), and NNN 2006 Notes Program, LLC (the “2006 Program”), and NNN Collateralized Senior Notes, LLC (the “Senior Notes Program”). The 2004 Program offered 200 units of interest in the Company’s $5.0 million, 11.0% per annum participating unsecured note due on October 31, 2004, at $25,000 per note unit. The 2005 Program offered 240 units of interest in the Company’s $6.0 million, 10.0% per annum participating secured note due on October 31, 2005, at $25,000 per note unit. Interest under both notes was paid monthly. The 2006 Notes Program offered 400 units of interest in the Company’s $10.0 million, 10.0% participating unsecured note due on October 31, 2006, at $25,000 per note unit. The maturity date for the 2004 Notes program was extended for six months and paid off in March 2005. The maturity date for the 2005 Notes program was extended for six months and paid off in March 2006. The 2006 Notes Program was paid off in May 2005. The Senior Notes Program offered 600 units of interest in the Company’s $15.0 million, 8.75% per annum participating unsecured note due on August 1, 2011, at $25,000 per note unit.

On August 1, 2006, the Company’s wholly owned subsidiary, the Senior Notes Program, began offering $50,000,000 in aggregate principal amount of 8.75% per annum Senior Notes due 2011. Interest on the notes will be payable monthly in arrears on the first day of each month, commencing on the first day of the month occurring after issuance. The notes will mature five years from the date of first issuance of any of such notes, with two one-year options to extend the maturity date of the notes at the Senior Notes Program’s option. The interest rate will increase to 9.25% per annum during any extension. The Senior Notes Program will have the right to redeem the notes, in whole or in part, at: (1) 102.0% of their principal amount plus accrued interest any time after January 1, 2008; (2) 101.0% of their principal amount plus accrued interest any time after July 1, 2008; and (3) par value after January 1, 2009. The notes will be the Senior Notes Program’s senior obligations, ranking pari passu in right of payment with all other senior debt incurred and ranking senior to any subordinated debt it may incur. The notes will be effectively subordinated to all present or future debt secured by real or personal property to the extent of the value of the collateral securing such debt. The notes will be secured by a pledge of the Senior Notes Program’s membership interest in NNN Series A Holdings, LLC, which is the Senior Notes Program’s wholly-owned subsidiary for the sole purpose of making the investments. Each note will be guaranteed by Triple Net Properties. The guarantee will be secured by a pledge of Triple Net Properties’ membership interest in the Senior Notes Program. The Program was closed in January 2007. The total amount raised from this program was $16.3 million.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2007 and December 31, 2006 and 2005, all participating notes are reflected in the table below:

		Date	Maturity	June 30,	December 31,		Current	Call
Ownership	Subsidiary	Issued	Date	2007	2006	2005	Rate	Date
				(Unaudited)
(In thousands)

100%	2004 Notes Program	10/03/2000	10/31/2004	$—	$—	$—	11.00%	N/A
100%	2005 Notes Program	12/15/2000	10/31/2005	—	—	2,300	10.00%	N/A
100%	2006 Notes Program	05/20/2003	10/31/2006	—	—	—	10.00%	N/A
100%	Senior Notes Program	08/01/2006	08/01/2011	16,277	10,263	—	8.75%	N/A

				$16,277	$10,263	$2,300

19.	REDEEMABLE PREFERRED MEMBERSHIP

There were no preferred membership units outstanding as of June 30, 2007 and December 31, 2006 due to early redemption of these units on September 19, 2006 (the “Redemption Date”). As of December 31, 2005, the Company had $5.5 million or 22.03 preferred membership units outstanding. The Company accrued $881,000 and $688,000 through the Redemption Date and December 31, 2005, respectively, related to cumulative unpaid distributions and accretion of the pro-rata portion of the 35.0% redemption premium payable at maturity. Changes in the accreted balance and dividends paid are reflected as interest expense and totaled $0 and $403,000 for the six months ended June 30, 2007 and 2006, respectively, and $1.1 million (included prepayment penalty of $544,000 for early redemption) and $857,000 for the years ended December 31, 2006 and 2005, respectively.

20.	SEGMENT DISCLOSURE

The Company’s reportable segments consist of Transaction Services, Management Services and Dealer-Manager Services.

Transaction Services — Transaction services are comprised of assisting our programs in the acquisition and disposition of properties. This business segment includes services provided in syndicating real estate properties to third-party investors seeking replacement property in transactions that qualify as tax-deferred exchanges under Section 1031 of the Internal Revenue Code, as well as fees earned as a result of being the sponsor of REITs and Value Funds it advises.

Management Services — Management services operations primarily consist of managing the properties owned by the programs the Company sponsors. The Company also assists our programs in entity level services for our public non-traded REITs and other entities sponsored by the Company.

Dealer-Manager Services — The Company facilitates capital raising transactions for our programs through Capital Corp., our registered broker-dealer. Capital Corp. is registered with the SEC, NASD and all 50 states plus the District of Columbia. Capital Corp. has more than 50 NASD-registered representatives associated with it who act in various capacities, such as wholesale sales, national accounts and sales management, operations and compliance. Capital Corp. acts as wholesale dealer-manager for most of our programs and currently does not provide securities services to any third party. Capital Corp. and its registered representatives also occasionally act in a retail capacity, distributing our securities products to friends and family and others in certain other limited circumstances.

The Company also has certain corporate level activities including interest income from notes and advances, property rental revenue, legal administration, accounting, finance, and management information systems which are not considered separate operating segments.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company evaluates the performance of its segments based upon operating income. Net operating income is defined as operating revenues less compensation and operating and administrative costs and excludes other non-property income, rental expense, interest expense, depreciation and amortization, and corporate general and administrative expenses. The accounting policies of the reportable segments are the same as those described in the Company’s summary of significant accounting policies (See Note 2).

	Transaction	Management	Dealer-Manager
Six Months Ended June 30, 2007	Services	Services	Services	Total
	(Unaudited)
(In thousands)

Revenue	$40,204	$20,857	$7,844	$68,905
Compensation costs	13,231	13,162	678	27,071
Operating and administrative	7,851	4,968	5,330	18,149

Segment operating income	$19,122	$2,727	$1,836	$23,685

Segment assets	$76,878	$268,972	$23,023	$368,873

	Transaction	Management	Dealer-Manager
Six Months Ended June 30, 2006	Services	Services	Services	Total
	(Unaudited)
(In thousands)

Revenue	$29,404	$18,267	$—	$47,671
Compensation costs	7,665	10,088	—	17,753
Operating and administrative	7,533	4,913	—	12,446

Segment operating income	$14,206	$3,266	$—	$17,472

Segment assets	$38,569	$23,711	$—	$62,280

	Transaction	Management	Dealer-Manager
Year Ended December 31, 2006	Services	Services	Services	Total
(In thousands)

Revenue	$56,885	$38,644	$722	$96,251
Compensation costs	24,268	23,899	52	48,219
Operating and administrative	18,958	8,805	507	28,270

Segment operating income	$13,659	$5,940	$163	$19,762

Segment assets	$48,509	$207,179	$18,360	$274,048

	Transaction	Management	Dealer-Manager
Year Ended December 31, 2005	Services	Services	Services	Total
(In thousands)

Revenue	$56,036	$31,089	$—	$87,125
Compensation costs	12,756	16,789	—	29,545
Operating and administrative	14,533	12,859	—	27,392

Segment operating income	$28,747	$1,441	$—	$30,188

Segment assets	$39,790	$37,489	$—	$77,279

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Transaction	Management	Dealer-Manager
Year Ended December 31, 2004	Services	Services	Services	Total
(In thousands)

Revenue	$43,189	$21,711	$—	$64,900
Compensation costs	8,419	11,081	—	19,500
Operating and administrative	16,684	10,797	—	27,481

Segment operating income (loss)	$18,086	$(167)	$—	$17,919

Segment assets	$12,276	$23,088	$—	$35,364

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
(In thousands)

Reconciliation to consolidated net income:
Total segment operating income	$23,685	$17,472	$19,762	$30,188	$17,919
Non-segment:
Other revenue	6,181	6,017	12,055	5,734	2,311
Less expenses:
General and administrative	2,445	358	3,364	4,427	890
Depreciation and amortization	983	1,041	2,086	2,825	1,292
Rental related expense	4,874	4,543	9,718	4,469	—
Interest expense	1,044	1,261	6,236	1,611	1,583
Reserves and other	—	—	(700)	3,912	—
Loss on disposal of property and equipment	17	134	141	34	36
Impairment loss on land held for sale	—	—	—	—	300

Operating income	20,503	16,152	10,972	18,644	16,129
Equity in earnings (losses) of unconsolidated entities	479	437	491	(520)	4
Interest income	1,263	—	713	—	—
Other	1,112	—	—	—	114

Income from continuing operations before minority interest and income tax provision (benefit)	23,357	16,589	12,176	18,124	16,247
Minority interest	44	—	308	—	—

Income from continuing operations before income tax provision (benefit)	23,313	16,589	11,868	18,124	16,247
Income tax provision (benefit)	9,384	—	(4,230)	—	—

Income from continuing operations	13,929	16,589	16,098	18,124	16,247
Discontinued operations
(Loss) from discontinued operations — net of taxes	(264)	—	(72)	—	—
Gain on disposal of discontinued operations — net of taxes	206	—	68	—	—

Total loss from discontinued operations	(58)	—	(4)	—	—

Net income	$13,871	$16,589	$16,094	$18,124	$16,247

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
(In thousands)

Reconciliation of segment assets to consolidated balance sheet:
Segment assets	$368,873	$62,280	$274,048	$77,279	$35,364
Corporate assets	52,412	7,132	53,995	9,057	7,547

Total assets	$421,285	$69,412	$328,043	$86,336	$42,911

Corporate capital expenditures	$1,211	$636	$1,984	$4,979	$2,579

Total capital expenditures	$1,211	$636	$1,984	$4,979	$2,579

21.	DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the net income (loss) and the net gain on dispositions of operating properties sold as of June 30, 2007 or classified as held for sale as of June 30, 2007 are reflected in the consolidated statement of operations as discontinued operations.

Property	Date Purchased	Date Sold

Lavaca Plaza	August 28, 2006	October 25, 2006
Lavaca Plaza, LLC	August 28, 2006	October 25, 2006
Southpointe Office Park	August 18, 2006	January 22, 2007
Southpointe Office Park, LLC	August 18, 2006	January 22, 2007
Crawfordsville Medical Office Park	September 12, 2006	January 22, 2007
Crawfordsville Medical Office Park, LLC	September 12, 2006	January 22, 2007
1600 Parkwood	December 28, 2006	May 16, 2007
1600 Parkwood, LLC	December 28, 2006	—
Lenox C-F	January 3, 2007	March 30, 2007
Lenox C-F, LLC	January 3, 2007	March 30, 2007
Lenox G	January 3, 2007	March 23, 2007
Lenox G, LLC	January 3, 2007	March 23, 2007
200 Galleria	January 31, 2007	—
200 Galleria, LLC	January 31, 2007	—
Gallery Professional Building	February 5, 2007	March 9, 2007
Hunter Plaza	February 27, 2007	May 31, 2007
Hunter Plaza, LLC	February 27, 2007	—
Three Resource	March 7, 2007	—
Three Resource, LLC	March 7, 2007	—
Parkway 400	March 26, 2007	May 11, 2007
Parkway 400, LLC	March 26, 2007	June 22, 2007
Century Hills	June 29, 2007	—
Century Hills, LLC	June 29, 2007	—

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the income (loss) and expense components- net of taxes that comprised discontinued operations for the six months ended June 30, 2007 and 2006, and for the years ended December 31, 2006, 2005 and 2004:

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
(In thousands)

Rental income	$8,853	$—	$1,291	$—	$—
Rental expense	(3,625)	—	(567)	—	—
Interest expense (including amortization of deferred financing costs)	(5,655)	—	(857)	—	—
Tax benefit	163	—	61	—	—

Loss from discontinued operations-net of taxes	(264)	—	(72)	—	—
Gain on sale of real estate-net	206	—	68	—	—

Total loss from discontinued operations	$(58)	$—	$(4)	$—	$—

A summary of the properties held for sale balance sheet information is as follows:

	June 30,	December 31,
	2007	2006	2005
	(Unaudited)
(In thousands)

Operating properties	$109,004	$40,260	$—
Identified intangible assets and other assets	19,172	9,333	—

Total assets	$128,176	$49,593	$—

Mortgage loans payable	$121,150	$46,906	—
Liabilities of properties held for sale	741	595	—

Total liabilities	$121,891	$47,501	$—

22.	COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company entered into a new lease agreement for its headquarters office space in Santa Ana, California, effective September 1, 2006. The original lease expired in August 2006. A new lease agreement for 4 Hutton was entered into during the six months ended June 30, 2007. The Company also entered into several new lease agreements in 2006. The following table summarizes these new leases:

		Lease	Lease
		Commencement	Expiration	Base
Lessor	Location	Date	Date	Rent Per month

Legacy Partners II Santa Ana Hutton	Santa Ana, CA	4/19/2007	7/18/2012	$58,000
Tustin Centre Tower, LLC-Ste 200	Santa Ana, CA*	9/1/2006	10/31/2013	48,000
Tustin Centre Tower, LLC-Ste 210	Santa Ana, CA*	9/1/2006	10/31/2013	2,000
Tustin Centre Tower, LLC-Ste 300	Santa Ana, CA*	11/1/2006	12/31/2013	52,000
Corporate Suites 6, LLC	New York, NY	6/1/2006	5/31/2008	2,000
NNN Forest Office Park, LLC	Richmond, VA	3/1/2006	2/28/2011	4,000
NNN 300 Four Falls, LLC	West Conshohocken, PA	5/1/2006	Varies	67,000
NNN Aventura Harbour Centre, LLC	Aventura, FL	5/1/2006	10/31/2007	23,000

*	Corporate Headquarters

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rent expense under these operating leases approximated $1.7 million and $723,000 for the six months ended June 30, 2007 and 2006, respectively, and $2.2 million, $1.3 million and $505,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Rent expense is included in general and administrative expense in the accompanying consolidated statements of operations.

As of December 31, 2006, future minimum amounts payable under operating leases are as follows for the years ending December 31:

(In thousands)

2007	$2,927
2008	2,517
2009	2,458
2010	2,497
2011	2,076
Thereafter	2,512

$14,987

Operating Leases — Other — The Company is a master lessee of three residential properties in various locations under non-cancelable leases. The leases which commenced in June, July and September 2005 and expire in June, July and September 2015, require minimum monthly payments averaging $436,000 over the 10-year period. Rent expense under these operating leases approximated $2.4 million and $2.3 million for the six months ended June 30, 2007 and 2006, respectively, and $4.6 million and $2.2 million for the years ended December 31, 2006 and 2005, respectively, and is included in rental related expense in the accompanying consolidated statements of operations. As of December 31, 2006, rental related expense, based on contractual amounts due, are as follows for the years ending December 31:

Rental Related
Expense
(In thousands)

2007	$5,232
2008	5,232
2009	5,232
2010	5,232
2011	5,232
Thereafter	18,781

$44,941

The Company subleases this residential space to third parties. Rental income from these subleases was $4.5 million and $4.4 million for the six months ended June 30, 2007 and 2006, respectively, and $8.9 million and $3.6 million for the years ended December 31, 2006 and 2005, respectively, and is included in rental revenue in the accompanying consolidated statements of operations. As residential leases are executed for no more than one year, the Company is unable to project the future minimum receivable.

Capital Lease Obligations — The Company leases computers, copiers, and postage equipment that are accounted for as capital leases. The balance of these capital lease obligations as of June 30, 2007, December 31, 2006 and 2005, was approximately $493,000, $585,000 and $540,000, respectively.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the future minimum payments under the capital lease obligations are as follows for the years ending December 31:

(In thousands)

2007	$234
2008	208
2009	181
2010	61

684
Less imputed interest	(99)

$585

Pending Litigation — On September 16, 2004, Triple Net Properties learned that the SEC Los Angeles Enforcement Division, or the SEC Staff, is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC Staff has requested information from Triple Net Properties relating to disclosure in public and private securities offerings sponsored by Triple Net Properties and its affiliates prior to 2005, or the Triple Net Properties securities offerings. The SEC Staff also requested information from Capital Corp., the dealer-manager for the Triple Net Properties securities offerings. The SEC Staff requested financial and other information regarding the Triple Net Properties securities offerings and the disclosures included in the related offering documents from each of Triple Net Properties and Capital Corp. Triple Net Properties and Capital Corp. believe they have cooperated fully with the SEC Staff’s investigation.

Triple Net Properties and NNN Capital Corp. are engaged in settlement negotiations with the SEC staff regarding this matter. Based on these negotiations, management believes that the conclusion to this matter will not result in a material adverse affect to its results of operations, financial condition, liquidity or ability to conduct its business and management has accrued a loss contingency on a consolidated basis of $600,000 as of June 30, 2007 and December 31, 2006 and $1.0 million as of December 31, 2005, on behalf of Triple Net Properties and Capital Corp.

To the extent that the Company pays the SEC an amount in excess of $1.0 million in connection with any settlement or other resolution of this matter, Anthony W. Thompson, the Company’s founder and Chairman, has agreed to forfeit to the Company up to 1,210,000 shares of the Company’s common stock. In connection with this arrangement, the Company has entered into an escrow agreement with Mr. Thompson and an independent escrow agent, pursuant to which the escrow agent holds 1,210,000 shares of the Company’s common stock that are otherwise issuable to Mr. Thompson in connection with the formation transactions to secure Mr. Thompson’s obligations to us. Mr. Thompson’s liability under this arrangement will not exceed the value of the shares in the escrow.

On February 11, 2004, Clearview Properties, or Clearview, filed a petition in the District Court of the 270th Judicial District, Harris County, Texas against Property Texas SC One Corporation, Clarion Partners, LLC, and Granite Partners I, LLC, three unaffiliated entities, and Triple Net Properties, T REIT, Inc. and Realty, or the Triple Net Entities. The complaint alleged that the Triple Net Entities willfully and intentionally interfered with an agreement between Property One and Clearview for the sale of certain real property located in Houston, Texas by Property One to Clearview. On January 7, 2005, Clearview filed an amended complaint which also alleged that the Triple Net Entities breached a contract between Clearview and the Triple Net Entities for the sale of the Houston, Texas property by Clearview to the Triple Net Entities and for conspiracy with Property One to breach this contract. On March 25, 2005, Clearview filed a further amended complaint which named T REIT, L.P. as an additional Triple Net Entity defendant and dropped Triple Net Properties Realty, Inc. as a defendant.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On May 4, 2005, the Court denied the Company’s motion for summary judgment. On July 28, 2005, the Triple Net Entities filed their second amended motion for summary judgment to dismiss the claims against them based on the position that there were no genuine issues of material fact, which amended motion was granted in the Company’s favor by the Court on August 8, 2005. On December 12, 2005, a one-day trial was held to determine the Company’s ability to recover from Clearview, attorneys’ fees, expenses and costs incurred in this case as provided for pursuant to the terms of the agreements underlying Clearview’s breach of contract claims against the Company. On May 17, 2006, the Court entered a final judgment awarding the Triple Net Entities $212,000 in attorneys’ fees for services rendered, $25,000 for attorneys’ fees if Clearview unsuccessfully appeals the case to the court of appeals, and $13,000 for attorneys’ fees if Clearview unsuccessfully appeals the case to the Texas Supreme Court. Clearview has indicated that it intends to appeal the Court’s grant of the Company’s second amended motion for summary judgment. On June 16, 2006, Clearview filed a motion for new trial; however, on September 8, 2006, the Company was notified that Clearview’s motion for new trial was overruled by operation of law. On August 8, 2006, Clearview filed its notice of appeal of the grant of summary judgment which was amended on August 14, 2006. On April 27, 2007, the Court of Appeals abated the appeal and ordered the Court to file findings of fact and conclusions of law no later than May 17, 2007. The appeal was reinstated on May 18, 2007.

Mission Residential

In October 2004, Triple Net Properties and Mission Residential, LLC, or Mission Residential, formed NNN/Mission Residential Holdings, LLC, or NNN/Mission, and entered into an operating agreement dated as of October 1, 2004. Under this agreement, Mission Residential was to locate multi-family replacement property appropriate for our TIC programs, conduct due diligence on the property, obtain financing for and close the acquisition of the property, manage the property through an affiliate and provide property disposition services. Triple Net Properties’ responsibilities under the agreement were to maintain the books and records of NNN/Mission, provide accounting and tax preparation services, oversee placement of the equity for the acquisition of the properties and be responsible for investor relations. The agreement provides that for one year following the acquisition of the first property under the agreement, Mission Residential had the obligation to show properties that it identified for acquisition exclusively to Triple Net Properties. In addition, the agreement provides that Mission Residential was obligated to use its best efforts to present four properties in 2004 and a total of 22 properties in 2005 to Triple Net Properties.

Only four multi-family properties were presented in 2004, and none in 2005, despite Triple Net Properties’ repeated request for properties. Mission Residential subsequently syndicated nine multi-family properties on its own during the relevant period. Triple Net Properties filed a statement of claim with the American Arbitration Association, or AAA, claiming that Mission Residential had breached the exclusivity and best efforts provisions of the agreement. Mission Residential filed responses denying the claim and contesting the arbitrator’s jurisdiction to hear the matter. Mission Residential did not initially file a counterclaim against Triple Net Properties. The arbitrator ruled in July 2006 that he had jurisdiction to hear the claim, ordered the parties to proceed with discovery, and set a hearing date of January 29, 2007 through February 2, 2007. The arbitrator also granted Triple Net Properties leave to file an amended statement of claim asserting Mission Residential materially breached the operating agreement, willfully breached its fiduciary duties and committed willful misconduct by usurping the nine properties during the relevant period of the agreement.

In an effort to avoid having the arbitration go forward, Mission Residential filed a lawsuit in the Fairfax Circuit Court seeking an injunction and a declaration that Triple Net Properties’ claim is not subject to the agreement’s arbitration provision. The lawsuit also sought an unspecified amount of damages on behalf of NNN/Mission for Triple Net Properties’ alleged breaches of fiduciary duty primarily related to alleged accounting issues. The trial court dismissed the request for an injunction and dismissed the suit ruling that Mission Residential’s claims should be asserted in arbitration. Mission Residential appealed that ruling to the

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supreme Court of Virginia by filing a petition for appeal and requested a stay be issued enjoining the arbitration. Additionally, Mission Residential sought and was granted leave in the arbitration to assert a counterclaim that Triple Net Properties was the first to breach the agreement.

Both parties presented extensive evidence and testimony at the evidentiary hearing and submitted extensive post-hearing briefs. Contemporaneous with the parties submitting post-hearing briefs to the arbitrator, the Supreme Court of Virginia, or the Court, heard oral argument on Mission Residential’s petition. On April 27, 2006, the Court granted Mission Residential’s appeal, but denied Mission Residential’s motion to stay the arbitration. No hearing date has been set at this time on Mission Residential’s appeal. On May 2, 2007, the arbitrator issued an interim award. The award specifically finds that Mission Residential materially breached the operating agreement and committed willful misconduct in usurping the nine properties. The award also denies Mission Residential’s counterclaim and orders payments which would result in Triple Net Properties receiving a net of $2,489,000 from the award. Further, the award states that Triple Net Properties has substantially prevailed in the arbitration, thereby necessitating the reopening of the evidentiary hearing to allow Triple Net Properties to submit a statement of account of its separate expenses and costs, including attorneys’ fees. On June 15, 2007, the arbitrator issued a final award which confirmed the net interim award of $2,489,000 to Triple Net Properties plus fees and expenses of $34,181.

Just prior to the evidentiary hearing, Mission Residential initiated an arbitration proceeding relating to a dispute between Mission Residential and Triple Net Properties regarding a buy-sell right in the operating agreement. Neither Triple Net Properties nor Mission Residential seeks any monetary damages in this matter. Rather, both parties seek declaratory relief as to which has the right to purchase the other’s interest. To date, the AAA has appointed an arbitrator and an evidentiary hearing has been scheduled for September 20 and 21, 2007. Triple Net Properties believes the arbitrator’s finding that Mission Residential materially breached the operating agreement may result in the buy-sell dispute being dismissed.

On September 1, 2006, Triple Net Properties filed a civil lawsuit against CORE Realty Holdings, LLC, or CORE, entitled, Triple Net Properties, LLC v. CORE Realty Holdings, LLC; Aaron G. Cook; Laurie Levassar; and Michelle Moore, in the United States District Court for the Central District of California. Triple Net Properties believes that CORE and several of its employees, also named in the lawsuit and former employees of Triple Net Properties, engaged in a series of related and intentional acts intended to harm Triple Net Properties and its business, including misappropriation of confidential and proprietary information and wrongful solicitation of clients and employees. Triple Net Properties alleges that CORE and its employees have engaged in tortious and illegal conduct, including (1) misappropriation of trade secrets; (2) violation of the Computer Fraud and Abuse Act; (3) violation of the California Unfair Competition Law; (4) breach of contract; (5) breach of fiduciary duty and breach of loyalty; (6) conversion; (7) tortious interference with prospective business advantage; and (8) criminal eavesdropping. Triple Net Properties requested remedies include: (a) preliminary and permanent injunctions requiring CORE, Cook, Levassar, and Moore to return all confidential and proprietary information that was wrongfully obtained and preventing them from using or in any way gaining a competitive advantage as a result of this information; (b) monetary damages not less than fifty million dollars ($50,000,000); (c) disgorgement of CORE and its employees’ ill gotten gains; and (d) punitive damages. At this time, the Company cannot forecast with reasonable certainty the potential costs associated with the lawsuit or the outcome of the lawsuit.

The parties stipulated to arbitrate Triple Net Properties’ claims against Cook, Levassar and Moore. Triple Net Properties has filed a Demand for Arbitration with Judicial Arbitration and Mediation Services, Inc. and served that demand on the individual defendants. The Demand for Arbitration alleges the same claims asserted in the civil lawsuit, which is still proceeding in Federal court as to CORE. Neither CORE nor any of the individual defendants have filed cross-claims against Triple Net Properties in either proceeding. At this time, the Company cannot forecast with reasonable certainty the outcome of either proceeding.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Louis J. Rogers served as the President of Triple Net Properties from August 2004 to April 2007. On April 4, 2007, the Company terminated Mr. Rogers’ employment for cause (as defined in his employment agreement). On April 6, 2007, Mr. Rogers served a demand for arbitration pursuant to his employment agreement claiming an unspecified amount of damages for wrongful termination and for breach of his employment agreement. A date for arbitration has not been set, and the Company has not yet appointed an arbitrator. The Company intends to vigorously defend the claim, but at this time the Company cannot forecast with reasonable certainty the potential costs associated with the arbitration or the outcome of the arbitration.

The Company is involved in various other lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, liquidity or results of operations.

Indemnification Agreement — In connection with the sale of a building by T REIT in 2001, the Company concurrently indemnified T REIT with respect to all of its obligations under a master lease guaranty agreement assumed by T REIT. The indemnification agreement was executed in November 2001. The guaranty required T REIT to guarantee the lease payment in the amount of $20,000 per month for a period of five years. Under this agreement, T REIT is obligated to make lease payments to the lessor only in the event the sublessee fails to make the lease payments. In addition, T REIT is also obligated to pay a pro rata share of lease commissions and tenant improvements in the event the premises are re-leased prior to November 13, 2006.

The building is a single-tenant office building for which the current tenant’s lease expired on August 31, 2002, and the tenant vacated the property in October 2002.

At December 31, 2006, the building remained unoccupied, and there were no prospective tenants. As a result, the Company’s liability pursuant to its obligations under the indemnification agreement as of December 31, 2006 and 2005 was $0 and $214,000, respectively.

Contingent Loan Obligations — The Company and all other tenants in common in a single property are jointly and severally liable for the entire balance of a mortgage note payable totaling approximately $3.0 million as of June 30, 2007, and $3.1 million as of December 31, 2006 and 2005, for a property under management. In the event of a default on this loan by the other property owners, the Company may be required to fully repay the defaulted loan and any accrued interest. In such event, the Company would have recourse against the other owners and would be able to proportionately increase its ownership interest in the respective property.

Guarantees — From time to time the Company provides guarantees of loans for properties under management. As of June 30, 2007, there were 128 loans for properties under management with approximately $3.1 billion in total principal outstanding with terms ranging from one to 30 years, secured by properties with a total aggregate purchase price of approximately $4.2 billion at June 30, 2007. Of the approximate $3.1 billion in total principal outstanding guaranteed, approximately $2.9 billion was non-recourse/carve-out guarantees, $27.8 million was in the form of mezzanine debt and $29.0 million was other recourse guarantees. A “non-recourse/carve-out” guaranty imposes personal liability on the guarantor in the event the borrower engages in certain acts prohibited by the loan documents.

As of December 31, 2006, there were 107 loans for properties under management that were guaranteed, with approximately $2.4 billion in total principal outstanding secured by properties with a total aggregate purchase price of approximately $3.4 billion. Of the approximate $2.4 billion total principal outstanding guaranteed, approximately $2.4 billion was non-recourse guarantees, $26.4 million was in the form of mezzanine debt and $28.7 million was other recourse guarantees.

At December 31, 2005, there were 52 loans for properties under management during 2005 that were guaranteed, with $1.3 billion in total principal outstanding secured by properties with a total aggregate

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchase price of $1.8 billion. Of the $1.3 billion total principal outstanding guaranteed, $71.1 million was in the form of mezzanine debt of which $52.0 million was paid off subsequent to December 31, 2005.

Management evaluates these guarantees to determine if the guarantee meets the criteria required to record a liability in accordance with FIN No. 45 which was insignificant as of June 30, 2007, December 31, 2006 and 2005.

During the fourth quarter of 2006, the Company entered into several interest rate lock agreements with commercial banks aggregating to approximately $400.0 million, with interest rates ranging from 6.15% to 6.19% per annum as of December 31, 2006 and ranged from 6.19% to 6.24% per annum as of June 30, 2007. The Company paid $2.0 million in refundable deposits in connection with these agreements, which will be refunded if the total available loan amount is utilized for property purchases. If the total available loan amount is not utilized, then some of the deposits will be forfeited.

Environmental Obligations — In the Company’s role as property manager, it could incur liabilities for the investigation or remediation of hazardous or toxic substances or wastes at properties the Company currently or formerly managed or at off-site locations where wastes were disposed. Similarly, under debt financing arrangements on properties owned by sponsored programs, the Company has agreed to indemnify the lenders for environmental liabilities and to remediate any environmental problems that may arise. The Company is not aware of any environmental liability or unasserted claim or assessment relating to an environmental liability that the Company believes would require disclosure or the recording of a loss contingency.

Real Estate Licensing Issues — Although Realty was required to have real estate licenses in all of the states in which it acted as a broker for Triple Net Properties’ programs and received real estate commissions. Realty did not hold a license in certain of those states when it earned fees for those services. In addition, almost all of Triple Net Properties’ revenue was based on an arrangement with Realty to share fees from our programs. Triple Net Properties did not hold a real estate license in any state, although most states in which properties of the Company’s programs were located may have required Triple Net Properties to hold a license. As a result, the Company may be subject to penalties, such as fines (which could be a multiple of the amount received), restitution payments and termination of management agreements, and to the suspension or revocation of Realty’s real estate broker licenses. To date there have been no claims, and the Company cannot assess or estimate whether it will incur any losses as a result of the foregoing.

To the extent that the Company incurs any liability arising from the failure to comply with real estate broker licensing requirements in certain states, Mr. Thompson, Mr. Rogers and Mr. Hanson have agreed to forfeit to the Company up to an aggregate of 4,686,500 shares of the Company’s common stock, and each share will be deemed to have a value of $10.00 per share in satisfying this obligation. Mr. Thompson has agreed to indemnify the Company, to the extent the liability incurred by the Company for such matters exceeds the deemed $46,865,000 value of these shares, up to an additional $9,435,000 in cash. In connection with this arrangement, the Company has entered into an indemnification and escrow agreement with Mr. Thompson, Mr. Rogers, Mr. Hanson, an independent escrow agent and the Company, pursuant to which the escrow agent will hold 4,686,500 shares of our common stock that are otherwise issuable to Mr. Thompson and Mr. Rogers in connection with the Company’s formation transactions (3,279,000 shares for Mr. Thompson and 1,407,500 shares for Mr. Rogers) to secure Mr. Thompson’s and Mr. Rogers’ obligations to the Company with respect to these matters. Mr. Thompson’s and Mr. Rogers’ liability under this arrangement will not exceed the sum of the value of their shares in the escrow except to the extent Mr. Thompson may be obliged to indemnify the Company for excess liabilities up to an additional $9,435,000 in cash. Since Mr. Hanson is entitled over time to receive up to 844,500 shares from Messrs. Thompson and Rogers (633,375 from Mr. Thompson and 211,125 from Mr. Rogers) from the shares held in the indemnification and escrow agreement, he is a party to it as well and his liability is limited to those shares. If Mr. Hanson’s right to receive the shares vests, then to the extent shares attributable to his ownership are available, and not subject to

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

potential claims, under the indemnification and escrow agreement, he will be permitted to remove 100,000 shares on each of January 1, 2008 and 2009 to pay taxes.

23.	EARNINGS PER SHARE

The Company computes earnings per share in accordance with SFAS No. 128. Under the provisions of SFAS No. 128, basic net income per share is computed using the weighted-average number of common shares outstanding during the period less unvested restricted shares. Diluted net income per share is computed using the weighted-average number of common and common equivalent shares of stock outstanding during the periods utilizing the treasury stock method for stock options and unvested restricted stock.

As of December 31, 2006, with completion of the formation transactions and the issuance of 615,000 shares of restricted stock to the Company’s directors and officers, and issuance of 16,000,000 shares in connection with the closing of the 144A offering, 42,366,407 shares of common stock were outstanding and owned by 41 stockholders. Pursuant to our 2006 Long-Term Incentive Plan, the Company has reserved 2,339,200 shares of common stock for future issuance as restricted stock, stock options and/or other equity based grants to employees and directors. Of the reserved shares, 1,436,200 may be awarded as restricted stock and 903,000 may be awarded as stock options and/or other equity based grants. As part of this plan, 40,000 shares of restricted stock were issued to the Company’s initial four independent directors. In connection with the closing of the 144A offering, 575,000 shares of common stock were granted to certain executive officers as restricted stock and options to purchase up to 205,000 shares of common stock were granted to certain executive officers with an option exercise price of $10.00 per share.

On January 23, 2007, the Company granted options to purchase up to 694,250 shares of common stock to certain employees under the 2006 Long-Term Incentive Plan with an option exercise price of $10.00 per share.

On April 4, 2007, in connection with Louis Rogers’ termination, 96,666 shares of restricted stock and 33,333 shares of unvested stock option awards were forfeited.

On June 27, 2007, 910,000 shares of common stock were granted to executive officers and certain employees as restricted stock.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation between weighted-average shares used in the basic and diluted earnings per share calculations:

	Six Months Ended
	June 30,				Year Ended December 31,
	2007		2006		2006		2005		2004
	(Unaudited)
(In thousands, except per share amounts)

Numerator:
Income from continuing operations, net of tax	$13,929		$16,589		$16,098		$18,124		$16,247
(Loss) from discontinued operations, net of tax	(58)		—		(4)		—		—

Net income	$13,871		$16,589		$16,094		$18,124		$16,247

Denominator:
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	41,943		19,539	(1)	22,365		19,546	(1)	19,781	(1)

Effect of dilutive securities:
Non vested restricted stock	79		—		14		—		—

Denominator for diluted net income per share:
Weighted-average number of common and common equivalent shares outstanding	42,022	(2)	19,539	(2)	22,379	(2)	19,546	(2)	19,781	(2)

Basic earnings per share
Income from continuing operations, net of tax	$0.33		$0.85		$0.72		$0.93		$0.82
(Loss) from discontinued operations, net of tax	—		—		—		—		—

Net earnings per share	$0.33		$0.85		$0.72		$0.93		$0.82

Diluted earnings per share
Income from continuing operations, net of tax	$0.33		$0.85		$0.72		$0.93		$0.82
(Loss) from discontinued operations, net of tax	—		—		—		—		—

Net earnings per share	$0.33		$0.85		$0.72		$0.93		$0.82

(1)	Common membership units of 27,488,000, 27,488,000 and 27,818,000 as of June 30, 2006 and December 31, 2005 and 2004, respectively, are converted to the Company’s common shares outstanding by applying the September 16, 2006 redemption ratio for earnings per share disclosures purpose.

(2)	Excluded from the calculation of diluted weighted-average common shares, were options to purchase approximately 820,000 and 0 shares of common stock for the six months ended June 30, 2007 and 2006, respectively, and 205,000, 0 and 0 shares of common stock for the years ended December 31, 2006, 2005 and 2004, respectively, because their effect would be anti-dilutive.

24.	OTHER RELATED PARTY TRANSACTIONS

The total due to related parties as of June 30, 2007 of $1.5 million consisted primarily of certain non-recurring credits to investors of $652,000, and $193,000 OMEA related expenses paid by related parties.

Advisory Fees — The Company bears certain general and administrative expenses in its capacity as advisor to T REIT and G REIT and is reimbursed for these expenses. However, T REIT and G REIT will not reimburse the Company for any operating expenses that, in any four consecutive fiscal quarters, exceed the

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

greater of 2.0% of average invested assets (as defined in their respective advisory agreements) or 25.0% of their net income for such year. All unreimbursable amounts are expensed by the Company.

Audit Fees — In its capacity as advisor and manager to NNN 2002 Value Fund, LLC, the Company incurred accounting fees for auditing financial statements for NNN 2002 Value Fund, LLC, which are not reimbursable. For the six months ended June 30, 2007 and 2006, the Company incurred audit fees of $93,000 and $154,000, respectively. For the years ended December 31, 2006 and 2005, the Company incurred audit fees of $154,000 and $186,000, respectively

Other Related Party — Triple Net Properties, which is wholly owned by the Company, owns a 50.0% managing member interest in NNN Apartment REIT Advisor, LLC, the consolidated subsidiary the Company formed in 2006 to advise and manage NNN Apartment REIT, Inc., a public non-traded REIT the Company is sponsoring. NNN Apartment Management, LLC, owns a 25.0% equity interest in NNN Apartment REIT Advisor, LLC and each of Scott D. Peters, the Company’s Chief Executive Officer and President, Mr. Rogers and Andrea R. Biller, the Company’s General Counsel, Executive Vice President and Secretary received an equity interest of 18.0% of NNN Apartment Management, LLC. In April 2007, NNN Apartment Management, LLC redeemed Mr. Rogers’ membership interest in connection with the termination of his employment with the Company and Triple Net Properties’ membership interest increased by the amount of Mr. Rogers’ redeemed membership interest to 64.0%.

Triple Net Properties owns a 75.0% managing member interest in NNN Healthcare/Office REIT Advisor, LLC, formed in 2006, the consolidated subsidiary the Company formed to advise and manage NNN Healthcare/Office REIT, Inc., a public non-traded REIT the Company is sponsoring. NNN Healthcare/Office Management, LLC owns a 25.0% equity interest in NNN Healthcare/Office REIT Advisor, LLC and each of Mr. Peters, Ms. Biller and Mr. Hanson received an equity interest of 18.0% of NNN Healthcare/Office Management, LLC.

Mr. Thompson, as a special member, is entitled to receive up to $175,000 annually in compensation from each of NNN Apartment Management, LLC and NNN Healthcare/Office Management, LLC.

The grants of these membership interests in NNN Apartment Management, LLC and NNN Healthcare/Office Management, LLC to certain executives are being accounted for by the Company as a profit sharing arrangement. Compensation expense is recorded by the Company when the likelihood of payment is probable and the amount of such payment is estimable, which generally coincides with NNN Apartment REIT Advisor, LLC and NNN Healthcare/Office REIT Advisor, LLC recording its revenue. Compensation expense related to this profit sharing arrangement associated with NNN Apartment Management, LLC was $120,000 and $172,000 for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively. Compensation expense related to this profit sharing arrangement associated with NNN Healthcare/Office Management, LLC was $484,000 and $0 for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively.

As of June 30, 2007 and December 31, 2006, the remaining 64.0% and 46.0%, respectively, equity interest in NNN Apartment Management, LLC and the remaining 46.0% and 46.0%, respectively, equity interest in NNN Healthcare/Office Management, LLC were owned by Triple Net Properties; however, the Partnership agreements require that any allocable earnings attributable to the Triple Net Properties’ ownership interests be paid out as performance bonuses to Company employees. As such, NNN Apartment Management, LLC incurred $182,000 and $58,000 for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively, and NNN Healthcare/Office Management, LLC incurred $338,000 and $0 for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively, to other Company employees, which was included in compensation expense.

The Company, through NNN Apartment REIT Advisor, LLC and NNN Healthcare/Office REIT Advisor, LLC, bears certain general and administrative expenses in its capacity as advisor to NNN Apartment REIT, Inc. and NNN Healthcare/Office REIT, Inc., and is reimbursed for these expenses. However, NNN Apartment

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

REIT, Inc. and NNN Healthcare/Office REIT, Inc., will not reimburse the Company for any operating expenses that, in any four consecutive fiscal quarters, exceed the greater of 2.0% of average invested assets (as defined in their respective advisory agreements) or 25.0% of the respective REIT’s net income for such year, unless the board of directors of the respective REITs approve such excess as justified based on unusual or nonrecurring factors. All unreimbursable amounts are expensed by the Company.

In connection with the SEC investigation, as described in Note 22, to the extent that the Company pays the SEC an amount in excess of $1.0 million in connection with any settlement or other resolution of this matter, Mr. Thompson has agreed to forfeit to us up to 1,210,000 shares of its common stock. In connection with this arrangement, the Company has entered into an escrow agreement with Mr. Thompson and an independent escrow agent, pursuant to which the escrow agent holds 1,210,000 shares of the Company’s common stock that were otherwise issuable to Mr. Thompson in connection with the formation transactions to secure Mr. Thompson’s obligations to us. Mr. Thompson’s liability under this arrangement will not exceed the shares in the escrow. The Company cannot assure you as to the value of the shares at the time of any claim under this agreement.

Mr. Thompson has transferred the following amounts of his common stock owned in Capital Corp. to each of Louis J. Rogers, our director (25.0%) and to Kevin K. Hull, the Chief Executive Officer and President of Capital Corp. (25.0%). The transfers to Mr. Rogers were made as follows: 10.0% in November 2005, for a value of $84,000; 5.0% in August 2006, for a value of $169,000; and 10.0% in September 2006 for a value of $337,000. The transfers to Mr. Hull were made as follows: 5.0% in February 2006 for a value of $42,000; and 20.0% in September 2006 for a value of $675,000. Because Mr. Thompson was an affiliate of Capital Corp. at the time of these transfers, these transfers resulted in compensation charges to Capital Corp. In addition, the Company agreed to pay the income taxes (including an associated “gross-up” payment to cover the tax on the tax payment) incurred by Mr. Rogers ($467,000) and Mr. Hull (as to only approximately one-half of such liability, or $191,000) in such transactions.

Mr. Thompson has transferred 25.0% of his common stock interest in Realty to Mr. Rogers as follows: 12.0% in January 2005, for a value of $1.5 million; 4.0% in August 2005, for a value of $685,000; 4.0% in August 2006, for a value of $1.1 million; and 5.0% in September 2006, for a value of $1.4 million. Because Mr. Thompson was an affiliate of Realty at the time of these transfers, these transfers resulted in compensation charges to Realty. In addition, the Company agreed to pay the income taxes (including an associated gross-up payment) aggregating $2.0 million, incurred by Mr. Rogers in such transactions.

Mr. Thompson and Mr. Rogers have agreed to transfer up to 15.0% of the common stock of Realty they own to Jeffrey T. Hanson, the Company’s Chief Investment Officer, assuming he remains employed by the Company in equal increments on July 29, 2007, 2008 and 2009. The transfers will be settled with 844,500 shares of the Company’s common stock (633,375 from Mr. Thompson and 211,125 from Mr. Rogers). Because Mr. Thompson and Mr. Rogers were affiliates of the Company at the time of such transfers, the Company recognized a compensation charge (See Note 25). Mr. Hanson is not entitled to any reimbursement for his tax liability or any gross-up payment.

On September 20, 2006, Triple Net Properties awarded Mr. Peters, the Company’s Chief Executive Officer and President, a bonus of $2.1 million, which was payable in 283,165 membership units in Triple Net Properties, representing a 1.0% ownership for a value of $1.3 million, and a cash tax gross-up payment of $854,000.

The law firm of Hirschler Fleischer represented us and certain of our investor programs in various legal matters during the last three years. Mr. Rogers, one of the Company’s directors from our inception and the former President of Triple Net Properties, LLC from September 2004 through April 3, 2007, also practiced law with Hirschler Fleischer from 1987 to March 2007. Mr. Rogers was a shareholder of Hirschler Fleischer from 1994 to December 31, 2004, and served as senior counsel in that firm from January 2005 to March 2007.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On March 19, 2007, the Company learned that, in connection with his transition from shareholder to senior counsel, Mr. Rogers and Hirschler Fleischer entered into a transition agreement on December 29, 2004.

The transition agreement provided, among other things, that Mr. Rogers would receive a base salary from Hirschler Fleischer as follows: $450,000 in 2005, $400,000 in 2006, $300,000 in 2007, and $125,000 in 2008 and subsequent years. Mr. Rogers’ receipt of the base salary was subject to satisfaction of certain conditions, including that Triple Net Properties, LLC and its affiliated companies, including us (collectively, the “NNN Group”), remain a client of Hirschler Fleischer and that collections by that firm from the NNN Group equal at least $1.5 million per year. If the fees collected by Hirschler Fleischer from the NNN Group were less than $1.5 million, Mr. Rogers’ base salary would be proportionately reduced. Under the transition agreement, Mr. Rogers was also entitled to receive a bonus from Hirschler Fleischer on a quarterly basis, equal to a percentage, declining from 5.0% to 1.0% during the term of the agreement, of all collections by that firm from specified pre-2005 clients (including the NNN Group) in excess of $3.0 million as well as a percentage of all collections by that firm from new clients originated by Mr. Rogers, ranging from 6.0% to 3.0% depending on the year originated.

For the years ended December 31, 2006, 2005 and 2004, the NNN Group incurred legal fees to Hirschler Fleischer of approximately $3.7 million, $3.3 million and $2.7 million, respectively. Under the transition agreement, Hirschler Fleischer paid Mr. Rogers approximately $647,000 in base salary and bonus for 2006 and approximately $719,000 in 2005. Mr. Rogers’ 2004 compensation from Hirschler Fleischer was based on his earnings as a shareholder in the firm, and nothing was paid in connection with the transition agreement in 2004. Mr. Rogers’ senior counsel position with Hirschler Fleischer terminated on March 31, 2007, at which point Hirschler Fleischer had paid Mr. Rogers $75,000 for his 2007 services. Mr. Rogers will receive from Hirschler Fleischer an additional $450,000 in 2007 pursuant to a separation agreement in satisfaction of all amounts owed to him under the transition agreement.

Before joining Realty, Mr. Hanson was employed with Grubb and Ellis. Since July 2006, in connection with his employment with Grubb and Ellis, Mr. Hanson was or will be paid commissions relating to transactions involving properties acquired or sold by our programs of approximately $1.2 million.

G REIT, Inc., a public non-traded REIT sponsored by NNN Realty Advisors, has agreed to pay Mr. Peters and Andrea R. Biller, General Counsel, Executive Vice President and Secretary of NNN Realty Advisors, retention bonuses in connection with its stockholder approved liquidation of $50,000 and $25,000, respectively, upon the filing of each of G REIT’s annual and quarterly reports with the SEC during the period of the liquidation process, beginning with the annual report for the year ending December 31, 2005. These retention bonuses were agreed to by the independent directors of G REIT , Inc. and approved by the stockholders of G REIT in connection with G REIT’s stockholder approved liquidation. As of June 30, 2007, Mr. Peters and Ms. Biller have received retention bonuses of $300,000 and $150,000 from G REIT, Inc., respectively. Additionally, Scott D. Peters and Andrea R. Biller, each were entitled to a performance-based bonus of $100,000 upon the receipt by NNN Realty Advisors of net commissions aggregating $5,000,000 or more from the sale of G REIT, Inc. properties. As of June 30, 2007, Mr. Peters and Ms. Biller have received their performance-based bonuses of $100,000 each from NNN Realty Advisors.

T REIT, Inc., a public non-traded REIT the Company sponsored, has paid performance bonuses in connection with its stockholder approved liquidation to Ms. Biller of $25,000 in August 2005 and $35,000 in March 2006.

The Company’s directors and officers, as well as officers, managers and employees of the Company’s subsidiaries, have purchased, and may continue to purchase, interests in offerings made by the Company’s programs at a discount. The purchase price for these interests reflects the fact that selling commissions and marketing allowances will not be paid in connection with these sales. The net proceeds to the Company from

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these sales made net of commissions will be substantially the same as the net proceeds received from other sales.

Since the Company’s inception in 1998, Mr. Thompson has routinely provided personal guarantees to various lending institutions that provided financing for the acquisition of many properties by our programs. These guarantees cover general payment obligations, environmental and hazardous substance indemnification and indemnification for any liability arising from the SEC investigation of Triple Net Properties. In connection with the formation transactions, the Company indemnified Mr. Thompson for amounts he may be required to pay under all of these guarantees to which Triple Net Properties, Realty or Capital Corp. is an obligor to the extent such indemnification would not require the Company to book additional liabilities on the Company’s balance sheet.

Cunningham Lending Group LLC, a company that is wholly-owned by Mr. Thompson, from time to time has made unsecured loans to some of the Company’s programs. The loans are not negotiated at arm’s length, are serviced by the cash flows from the programs and bear interest at rates ranging from 8.0% to 12.0%.

The Company has made advances totaling $3.6 million and $3.3 million as of June 30, 2007 and December 31, 2006, respectively to Colony Canyon, a property 30.0% owned by Mr. Thompson. The advances bear interest at 10.0% per annum and are required to be repaid within one year (although the repayments can and have been extended from time to time).

In February 2005, the Company advanced approximately $91,000 to Mr. Rogers in connection with his purchase of a home. This loan was repaid in full in March 2006.

The following formation transactions were entered into in connection with the 144A offering in November 2006 and were not negotiated at arm’s length:

•	TNP Merger Sub, LLC, a Delaware limited liability company and the Company’s wholly-owned subsidiary, entered into an agreement and plan of merger with Triple Net Properties, which was owned by Mr. Thompson, Mr. Rogers and a number of other employees and third-party investors. In connection with the merger agreement, the Company entered into contribution agreements with the holders of a majority of the common membership interests of Triple Net Properties. Under the merger agreement and the contribution agreements, the Company issued 19,741,407 shares of the Company’s common stock (to the accredited investor members) and $986,000 in cash (to the unaccredited investor members in lieu of 0.5% of the shares of the Company’s common stock they would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering) in exchange for all the common member interests. Concurrently with the closing of the 144A offering on November 16, 2006, Triple Net Properties became the Company’s wholly-owned subsidiary.

•	The Company entered into a contribution agreement with Mr. Thompson and Mr. Rogers pursuant to which they contributed all of the outstanding shares of Realty, to the Company in exchange for 4,686,500 shares of the Company’s common stock and, with respect to Mr. Thompson, $9.4 million in cash in lieu of 22.3% of shares of the Company’s common stock he would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering. Concurrently with the closing of the 144A offering on November 16, 2006, Realty became the Company’s wholly-owned subsidiary.

•	The Company entered into a contribution agreement with Mr. Thompson, Mr. Rogers and Mr. Hull pursuant to which they contributed all of the outstanding shares of Capital Corp. to the Company in exchange for 1,323,500 shares of the Company’s common stock and, with respect to Mr. Thompson, $2.7 million in cash in lieu of 33.5% of shares of the Company’s common stock he would otherwise be entitled to receive, which was valued at the $10.00 offering price to investors in the 144A offering.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital Corp. became the Company’s wholly-owned subsidiary on December 14, 2006, following receipt of NASD approval.

25.	EMPLOYEE BENEFIT PLANS

Stock Incentive Plans

2006 Long-Term Incentive Plan — In September 2006, the Company’s Board and then sole stockholder have approved and adopted the NNN Realty Advisors, Inc. 2006 Long-Term Incentive Plan, which the Company refers to as the 2006 Plan. The purpose of the 2006 Plan is to provide additional incentive for the Company’s directors, key employees and consultants to further the Company’s growth, development and the Company’s financial success by personally benefiting through the ownership of the Company’s common stock, or other rights which recognize such growth, development and financial success. The Company’s board of directors also believes that the 2006 Plan will enable the Company to obtain and retain the services of the Company’s directors, key employees and consultants that are considered essential to the Company’s long range success by offering them an opportunity to own stock and other rights that reflect our financial success. The 2006 Plan is also designed to permit the Company to make cash and equity based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The maximum aggregate number of shares of common stock that may be issued or transferred pursuant to awards under the 2006 Plan is equal to 2,339,200 shares.

To the extent that an award or any portion thereof granted under the 2006 Plan terminates, expires or lapses for any reason, any unissued shares subject to the award at such time will be available for future grants under the 2006 Plan. If any shares of restricted stock are surrendered by a participant or repurchased by the Company pursuant to the terms of the 2006 Plan, such shares also will be available for future grants under the 2006 Plan. The add back of shares due to the replenishment provisions of the 2006 Plan will be on a one share added back for each one stock option, stock appreciation right and other award for which the holder pays the intrinsic value that was granted under the 2006 Plan is subsequently terminated, expired, cancelled, forfeited or repurchased. For every other award granted under the 2006 Plan, that is for every full-value award granted under the 2006 Plan, that is expired, cancelled, forfeited or repurchased two shares will be made available for issuance under the 2006 Plan. In no event, however, will any shares of our common stock again be available for future grants under the Plan if such action would cause an incentive stock option to fail to qualify as an incentive stock option under Section 422 of the Code.

To the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by us will not be counted against the shares available for issuance under the 2006 Plan.

The shares of the Company’s common stock covered by the 2006 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market.

The 2006 Plan provides that the administrator may grant or issue stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Non-Qualified Stock Options.  Non-qualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price not less than the fair market value for a share of our common stock on the date of grant, and usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the six months ended June 30, 2007 and 2006, 694,250 and 0 stock options, respectively, were granted under the 2006 Plan. For 2007, the NQSOs granted under the 2006 Plan have an exercise price of $10.00. The options will vest in equal annual increments over the three years following the date of grant.

For the years ended December 31, 2006, 2005 and 2004, 205,000, 0 and 0 stock options, respectively, were granted under the 2006 Plan. For 2006, the NQSOs granted under the 2006 Plan have an exercise price of $10.00, with 68,333 options vested and exercisable on the date of grant. The remaining options will vest in equal annual increments over the two years following the date of grant. These NQSOs granted under the 2006 Plan are subject to a maximum term of ten years from the date of grant and are subject to earlier termination under certain conditions. Because these stock option awards were granted to the Company’s senior executive officers, no forfeiture rate was assumed. During the six months ended June 30, 2007, 33,333 option awards were forfeited by Louis Rogers due to his termination of employment for cause.

The intrinsic value of the stock options vested and expected to vest at the balance sheet date was $129,000 and $0 as of June 30, 2007 and December 31, 2006, respectively.

The following table provides a summary of the Company’s stock option activity:

Weighted-
			Average	Weighted-	Weighted-
		Weighted-	Remaining	Average	Average
		Average	Contractual	Grant Date	Grant Date
	Number of	Exercise Price	Term	Fair Value	Intrinsic
	Shares	per Share	(In Years)	per Share	Value

Options outstanding as of January 1, 2004	—	$—

Options granted	—	—
Options exercised	—	—
Options forfeited or expired	—	—

Options outstanding as of December 31, 2004	—	—

Options granted	—	—
Options exercised	—	—
Options forfeited or expired	—	—

Options outstanding as of December 31, 2005	—

Options granted	205,000	10.00		$3.66
Options exercised	—	—
Options forfeited or expired	—	—

Options outstanding as of December 31, 2006	205,000	10.00	9.87	$3.66	$—

Options granted	694,250	10.00		$3.18
Options exercised	—	—
Options forfeited or expired	79,233	10.00		$3.18

Options outstanding as of June 30, 2007	820,017	10.00	9.53	$3.28	$172,000

Options vested and exercisable as of June 30, 2007	68,333	$10.00	9.37	$3.66	$14,000

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Weighted-
			Average	Weighted-	Weighted-
		Weighted-	Remaining	Average	Average
		Average	Contractual	Grant Date	Grant Date
	Number of	Exercise Price	Term	Fair Value	Intrinsic
	Shares	per Share	(In Years)	per Share	Value

Options expected to vest as of June 30, 2007	543,915	$10.00	9.53	$3.27	$114,000

Options vested and expected to vest as of June 30, 2007	612,248	$10.00	9.51	$3.31	$129,000

Restricted Stock.  Restricted stock may be issued at such price, if any, and may be made subject to such restrictions (including time vesting or satisfaction of performance goals), as may be determined by the administrator. Restricted stock typically may be repurchased by us at the original purchase price, if any, or forfeited, if the vesting conditions and other restrictions are not met. In general, restricted stock may not be sold, or otherwise hypothecated or transferred until the vesting restrictions and other restrictions applicable to such shares are removed or expire. Recipients of restricted stock, unlike recipients of options or restricted stock units, generally will have voting rights and will receive dividends prior to the time when the restrictions lapse.

For the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004, the Company granted restricted stock awards of 910,000 shares, 0 shares, 615,000 shares, 0 shares and 0 shares, respectively. Of the 575,000 shares of restricted stock awarded to executive officers during 2006, 191,667 shares were vested as of June 30, 2007. The shares will vest as follows: 143,333 at January 1, 2008; and 143,333 at January 1, 2009. During 2006, the Company also granted 40,000 shares of restricted stock to our board of directors, and the shares will vest in equal annual increments over three years from the date of grant. For the six months ended June 30, 2007, the Company granted restricted stock awards of 910,000 shares, including 605,000 shares and 305,000 shares to executive officers and certain employees of the Company, and the shares will vest in equal annual increments over three years from the date of grant. The total fair value of restricted stock granted was $9.1 million, $0, $5.8 million, $0 and $0 for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, respectively. A 5.0% discount was used in determining the fair value of restricted stock awards granted to executive officers on November 16, 2006 for the incremental illiquidity related to lock up features of such awards. Total compensation expense recognized for restricted stock awards was $790,000, $0, $1.7 million, $0 and $0 for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, respectively. The related income tax benefit for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004 was $308,000, $0, $681,000, $0 and $0, respectively. As of June 30, 2007, there was $11.3 million of unrecognized compensation expense related to unvested restricted stock awards that the Company expects to recognize as follows: $2.3 million in 2007, $4.5 million in 2008, $3.1 million in 2009 and $1.4 million in 2010.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides a summary of the Company’s restricted stock activity:

Weighted-
Average
Grant Date
	Number of	Fair Value
	Shares	per Share

Non vested shares outstanding as of January 1, 2004	—	$—

Shares issued	—	—
Shares vested	—	—
Shares forfeited	—	—

Non vested shares outstanding as of December 31, 2004	—	—

Shares issued	—	—
Shares vested	—	—
Shares forfeited	—	—

Non vested shares outstanding as of December 31, 2005	—	—

Shares issued	615,000	$9.53
Shares vested	—	—
Shares forfeited	—	—

Non vested shares outstanding as of December 31, 2006	615,000	$9.53

Shares issued	910,000	$10.00
Shares vested	191,667	9.50
Shares forfeited	96,667	9.50

Non vested shares outstanding as of June 30, 2007	1,236,666	$9.88

Accounting for Stock-Based Compensation — Effective January 1, 2006, the Company adopted SFAS No. 123R, using the modified prospective transition method, which requires the measurement and recognition of compensation expense based on estimated fair values for all equity-based compensation made to employees and directors. SFAS No. 123R replaces the guidance in SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). In addition, the SEC issued Staff Accounting Bulletin No. 107, Share-Based Payment, (“SAB No. 107”) in March 2005, which provides supplemental SFAS No. 123R application guidance based on the view of the SEC which the Company also adopted on January 1, 2006.

SFAS No. 123R requires companies to estimate the fair value of equity awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model. The determination of the fair value of option-based awards using the Black-Scholes model incorporates various assumptions including exercise price, fair value at date of grant, volatility, expected life of awards, risk-free interest rates and expected dividend yield. The expected volatility is based on the historical volatility of comparable publicly traded companies in the real estate sector over the most recent period commensurate with the estimated expected life of the Company’s stock options. The expected life of the Company’s stock options represents the average between the vesting and contractual term, pursuant to SAB No. 107. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

weighted-average assumptions used for grants during the six months ended June 30, 2007 and year ended December 31, 2006. No options were granted for the years ended 2005 and 2004:

	Six Months Ended
	June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Exercise price	$10.00	N/A	$10.00	N/A	N/A
Expected term (in years)	6.0	N/A	6.0	N/A	N/A
Risk-free interest rate	4.81%	N/A	4.67%	N/A	N/A
Expected volatility	39.59%	N/A	43.94%	N/A	N/A
Expected dividend yield	3.60%	N/A	3.6%	N/A	N/A
Fair value at date of grant	$3.18	N/A	$3.66	N/A	N/A

Option valuation models require the input of subjective assumptions including the expected stock price volatility and expected life. For the six months ended June 30, 2007 and 2006, the Company recognized stock-based compensation related to stock option awards of $191,000 and $0, respectively. For the years ended December 31, 2006, 2005 and 2004, the Company recognized stock-based compensation related to stock option awards of $281,000, $0 and $0, respectively. The related income tax benefit for the six months ended June 30, 2007 and 2006, was $74,000 and $0, respectively, and for the years ended December 31, 2006, 2005 and 2004 was $110,000, $0 and $0, respectively. The total fair value of stock options that vested for the six months ended June 30, 2007 and 2006, was $0 and $0, respectively, and for the years ended December 31, 2006, 2005 and 2004 was $250,000, $0 and $0 respectively. As of June 30, 2007, there was $1.5 million in unrecognized compensation expense related to stock option awards that the Company expects to recognize as follows: $330,000 in 2007, $634,000 in 2008, $466,000 in 2009 and $29,000 in 2010.

Incentive Stock Options.  Incentive stock options, or ISOs, will be designed to comply with the applicable provisions of the Code relating to ISOs. Among such restrictions, ISOs must have an exercise price not less than the fair market value per share of our common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. ISOs, however, may be subsequently modified to disqualify them from treatment as ISOs. The total fair market value of shares (determined as of the respective date or dates of grant) for which one or more options granted to any employee by us (including all options granted under the 2006 Plan and all other four option plans or any parent or subsidiary corporation) may for the first time become exercisable as ISOs during any one calendar year shall not exceed the sum of $100,000. To the extent this limit is exceeded, the options granted will be NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our stock or any parent or subsidiary corporation, referred to as a 10% Owner, the 2006 Plan provides that the exercise price of an ISO must be at least 110% of the fair market value of a share of our common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. Like NQSOs, ISOs usually will become exercisable (in the discretion of the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals. No incentive stock options were awarded for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004.

Stock Appreciation Rights.  Stock appreciation rights, or SARs, provide for the payment of an amount to the holder based upon increases in the price of the Company’s common stock over a set base price. The base price of any SAR granted under the 2006 Plan must be at least 100% of the fair market value of a share of the Company’s common stock on the date of grant. SARs under the 2006 Plan will be settled in cash or shares of the Company’s common stock, or in a combination of both, at the election of the administrator. SARs may be granted in connection with stock options or other awards, or separately. No stock appreciation rights were

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

awarded for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004.

Deferred Stock Awards.  Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met. No deferred stock awards were awarded for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004.

Restricted Stock Units.  Restricted stock units entitle the holder to receive shares of our common stock, subject to the removal of restrictions which may include completion of the applicable vesting service period or the attainment of pre-established performance goals. The issuance of shares of the Company’s common stock pursuant to restricted stock units may be deferred or delayed beyond the time at which the restricted stock units vest in accordance with the terms of any specific award. Restricted stock units may not be sold, or otherwise hypothecated or transferred, and holders of restricted stock units do not have voting rights. Restricted stock units generally will be forfeited, and the underlying shares of stock will not be issued, if the applicable vesting conditions and other restrictions are not met. No restricted stock units were awarded for the six months ended June 30, 2007 and 2006. For the six months ended June 30, 2007, the Company granted restricted stock awards of 910,000 shares, including 605,000 shares and 305,000 shares to executive officers and certain employees of the Company. For the year ended December 31, 2006, the Company granted restricted stock awards of 615,000 shares, including 575,000 shares and 40,000 shares to executive officers and directors of the board of the Company, respectively. No restricted stock units were awarded for the years ended December 31, 2005 and 2004.

Dividend Equivalents.  Dividend equivalents represent the value of the dividends per share of our common stock paid by us, if any, calculated with reference to a specified number of shares. Dividend equivalent rights may be granted alone or in connection with stock options, SARs or other equity awards granted to the participant under the 2006 Plan. Dividend equivalents may be paid in cash or shares of our common stock, or in a combination of both, at the election of the administrator. No dividend equivalents were awarded for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004.

Performance Awards.  Performance awards may be granted by the administrator to employees, consultants or non-employee directors based upon, among other things, the contributions, responsibilities and other compensation of the particular recipient. Generally, these awards will be based on specific performance goals and may be paid in cash or in shares of the Company’s common stock, or in a combination of both, at the election of the administrator. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses granted by the administrator, which may be payable in cash or in shares of our common stock, or in a combination of both. No performance awards were awarded for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004.

Stock Payments.  Stock payments may be authorized by the administrator in the form of the Company’s common stock or an option or other right to purchase our common stock and may, without limitation, be issued as part of a deferred compensation arrangement in lieu of all or any part of compensation — including, without limitation, salary, bonuses, commissions and directors’ fees — that would otherwise be payable in cash to the employee, non-employee director or consultant. No stock payments were awarded for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2006, NNN Realty Advisors, Inc. entered into employment agreements with each of Mr. Peters, Mr. Rogers, Ms. Biller, Francene LaPoint, Chief Financial Officer, Mr. Hanson and Mr. Hull. These agreements provide that each of these executives agree to devote substantially all of his or her full working time to NNN Realty Advisors, Inc.’s business. The agreements have a term of three years, and provide for an annual base salary and bonus targets under the performance bonus program. Additional benefits include health benefits and other fringe benefits as the board or compensation committee determines. Mr. Hanson’s employment agreement further provides for a special bonus based on his ability to procure new sources of equity, and Mr. Peters’ new employment arrangement with the combined company provides for a $1.0 million payment for a second residence in California, which will amend the previous agreement, and is contingent upon the merger and the purchase of a second residence.

Other stock award.  On September 20, 2006, the Company awarded Mr. Peters a bonus of $2.1 million, which was payable in 202,368 shares of our common stock, representing a 0.5% ownership in the Company for a value of $1.3 million, and cash of $854,000.

Other Equity Awards — In accordance with SFAS No. 123R, share-based payments awarded to an employee of the reporting entity by a related party, or other holder of an economic interest in the entity, as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The economic interest holder is one who either owns 10.0% or more of an entity’s common stock or has the ability, directly or indirectly, to control or significantly influence the entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. SFAS No. 123R also requires that the fair value of unvested stock options or awards granted by an acquirer in exchange for stock options or awards held by employees of the acquiree shall be determined at the consummation date of the acquisition. The incremental compensation cost shall be (1) the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus (2) the incremental cost resulting from the acquisition (the fair market value at the consummation date of the acquisition over the fair value of the original grant).

On July 29, 2006, Mr. Thompson and Mr. Rogers agreed to transfer up to 15.0% of the outstanding common stock of Realty to Jeffrey T. Hanson, the Company’s Chief Investment Officer, assuming he remained employed by the Company, in equal increments on July 29, 2007, 2008 and 2009. Due to the acquisition of Realty, the transfers were settled with 844,500 shares of the Company’s common stock (633,375 shares from Mr. Thompson and 211,125 shares from Mr. Rogers). Since Mr. Thompson and Mr. Rogers were affiliates who owned more than 10.0% of Realty’s common stock and had the ability, directly or indirectly, to control or significantly influence the entity, and the award was granted to Mr. Hanson in exchange for services provided to Realty which are vested upon completion of the respective service period, the fair value of the award was accounted for as stock-based compensation in accordance with SFAS No. 123R. These shares included rights to dividends or other distributions declared on or prior to July 29, 2009. As a result, the Company recognized $1.5 million and $333,000 in stock-based compensation and a related income tax benefit (deferred tax asset) of $520,000 and $130,000 for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively. As of June 30, 2007, there was $5.5 million of unrecognized stock-based compensation related to the unvested portion of the award that the Company expects to recognize as follows: $1.3 million in 2007, $2.7 million in 2008 and $1.5 million in 2009.

401(K) Plan — In 1998, the Company adopted a 401(k) plan (the “Plan”) for the benefit of its employees. The Plan covers employees of the Company and eligibility begins the first of the month following the hire date. For the six months ended June 30, 2007 and 2006, the Company contributed $628,000 and $290,000 to the Plan, respectively. For the years ended December 31, 2006, 2005 and 2004, the Company contributed $525,000, $409,000 and $295,000 to the Plan, respectively.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	INCOME TAXES

Prior to the 144A offering, Triple Net Properties was organized and operated as a limited liability company for income tax purposes. Accordingly, its members, rather than Triple Net Properties, were subject to federal and state income taxes on their respective share of Triple Net Properties’ taxable income.

Effective with the close of the 144A offering, Triple Net Properties became a wholly-owned subsidiary of the Company. This caused a change in the Triple Net Properties’ tax status from a non-taxable limited liability company to a taxable C corporation. The change in tax status required the Company to recognize a one time non-cash credit of $2.9 million to its income tax provision for the future tax effects attributable to temporary differences between financial and tax accounting principles as of the effective date of November 15, 2006.

The acquisition of Realty caused the Company to record both non-amortizable goodwill and amortizable intangible assets. These intangible assets are non-amortizable for income tax purposes. Therefore, the Company recorded a deferred tax liability of $8.2 million for the value of the intangible assets.

Prior to its acquisition by the Company, Realty had elected to be taxed as an S corporation for federal and state income tax purposes. Under this election, its stockholders, rather than Realty, were subject to federal and state income taxes on their respective share of the Company’s taxable income. The acquisition caused a revocation of the S election effective November 16, 2006. As a result of the revocation, the Company is subject to federal and state income taxes at the corporate level at statutory rates.

The acquisition of Capital Corp. caused the Company to record non-amortizable goodwill of approximately $14.5 million. Prior to the acquisition, Capital Corp. was a C corporation.

The components of income tax benefit from continuing operations consisted of the following:

	Year Ended December 31,
	2006	2005	2004
(In thousands)

Current:
Federal	$375	$—	$—
State	331	—	—

	706	—	—

Deferred:
Federal	(3,956)	—	—
State	(980)	—	—

	(4,936)	—	—

	$(4,230)	$—	$—

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of deferred tax assets and liabilities consisted of the following:

	December 31,
	2006	2005
(In thousands)

Deferred tax assets:
Stock compensation	$959	$—
Accrued expenses	241	—
Property and equipment	1,075	—
Allowance for bad debts	833	—
Deferred revenue	736	—
Capitalized cost of member redemption	923	—
Discontinued operations	16	—
Equity in unconsolidated entities	55	—
Net operating losses	34	—

Total gross deferred tax assets:	4,872	—

Deferred tax liabilities:
State income taxes	—	—
Other	(3)	—
Intangible assets	(8,053)	—

Total gross deferred tax liabilities:	(8,056)	—

Deferred tax liabilities-net:	$(3,184)	$—

The differences between the total income tax benefit computed using the applicable federal income tax rate of 34.0% per annum were as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
(In thousands)

Federal income taxes at the statutory rate	$4,035	$—	$—
Income of properties not subject to corporate income tax(1)	(5,171)	—	—
Tax benefit of change in tax status	(2,875)	—	—
State income taxes net of federal benefit	(51)	—	—
Non-taxable income	(238)	—	—
Non-deductible expenses	70	—	—

	$(4,230)	$—	$—

(1)	Represents Triple Net Properties income for the period January 1, 2006 through December 31, 2006, the date of conversion from an LLC to a C corporation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced.

27.	SUBSEQUENT EVENTS

In February 2007, the Company entered into a $25.0 million revolving line of credit with LaSalle Bank, N.A. to replace the $10.0 million revolving line of credit. This line of credit consists of $10.0 million for acquisitions and $15.0 million for general corporate purposes and bears interest at prime rate plus 0.50% or three-month LIBOR plus 1.50%, at our option and matures February 20, 2010. The Company paid $100,000 in loan fees relating to the revolving line of credit. There have been no funds drawn on this line as of June 30, 2007.

Subsequent to December 31, 2006, the Company guaranteed an additional 14 loans for properties under management with approximately $366.7 million in total principal outstanding secured by properties with a total aggregate purchase price of approximately $434.1 million at March 31, 2007. Of the additional $366.7 million in total principal outstanding guaranteed $26.0 million was in the form of mezzanine debt.

On January 22, 2007, the Company sold the Southpointe Office Park property located in Indianapolis, Indiana to NNN Healthcare/Office REIT Holdings, L.P., a related party, for a sale price of $14.8 million. Our net cash proceeds were $132,000 after payment of the related mezzanine loan, closing costs and other transaction expenses, and the return of lender required reserves. A property disposition fee of $444,000, or 3.0% of the sales price, was received. A gain in the amount of $132,000 was recognized for Southpointe Office park.

On January 22, 2007, we sold the Crawfordsville Medical Office Park property located in Crawfordsville, Indiana to NNN Healthcare/Office REIT Holdings, L.P., a related party, for a sale price of $6.9 million. Our net cash proceeds were $69,000 after payment of the related mezzanine loan, closing costs and other transaction expenses, and the return of lender required reserves. A property disposition fee of $207,000, or 3.0% of the sales price, was received by Realty. A loss in the amount of $12,000 was recognized for Crawfordsville Medical Office Park.

On January 31, 2007, the Company acquired 200 Galleria, a commercial office building located in Atlanta, Georgia, from an unaffiliated third party for a purchase price of $81.5 million. There will be no transaction related fees earned upon the sale of the property.

On February 27, 2007, the Company acquired Hunter Plaza, a retail center located in Irving, Texas from an unaffiliated third party for a purchase price of $29.5 million. A property acquisition fee of $500,000, or 1.7% of the purchase price, and a loan fee of $168,750 was deferred until sale of the property.

On March 7, 2007, the Company acquired Three Resource Square, a commercial office building located in Charlotte, North Carolina from an unaffiliated third party for a purchase price of $23.3 million. There will be no transaction related fees earned upon the sale of the property.

On March 26, 2007, the Company acquired Parkway 400, a commercial office/industrial building located in Alpharetta, Georgia from an unaffiliated third party for a purchase price of $33.9 million. A property acquisition fee of $930,000, or 2.7% of the purchase price, was deferred until sale of the property.

NNN REALTY ADVISORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	PROFORMA INFORMATION (UNAUDITED)

The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had the Company been subject to Federal and state income taxes as a C corporation. The pro forma provision for income taxes differs from the statutory income tax rate due to the following:

	June 30,	December 31,
	2006	2006	2005	2004
(In thousands)	(Unaudited)

Federal income taxes at the statutory rate	$5,660	$4,033	$6,162	$5,524
State income taxes, net of federal benefit	756	564	635	575
Estimated SEC settlement	—	(136)	340	—
Other non-deductible expenses	39	169	55	47

Total pro forma income tax provision	$6,455	$4,630	$7,192	$6,146

29.	SUBSEQUENT EVENTS (UNAUDITED)

On July 10, 2007, the Company acquired The Avallon Complex, a commercial property located in Austin, Texas from an unaffiliated third party for a purchase price of $59 million. There was no acquisition or loan fee charged by the Company for this transaction.

On July 31, 2007, the Company acquired Harbour Landing, a residential property located in Corpus Christi, TX from an unaffiliated third party for a purchase price of $14.8 million. An acquisition fee of $443,000 and a loan fee of $111,000 were deferred for this transaction.

On August 17, 2007, the Company acquired One Ridgmar Centre, a commercial property located in Fort Worth, TX from an unaffiliated third party for a purchase price of $20,950,000. An acquisition fee of $570,000 and a loan fee of $155,000 were deferred for this transaction.

On August 17, 2007, the Company acquired Wesley Paces, a residential property located in Atlanta, GA from an unaffiliated third party for a purchase price of $26,785,000. An acquisition fee of $804,000 and a loan fee of $100,000 were deferred for this transaction.

* * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders
Triple Net Properties Realty, Inc.

We have audited the accompanying consolidated balance sheets of Triple Net Properties Realty, Inc. and subsidiary (collectively, “Realty”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of Realty’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Realty is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Realty’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Realty as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

October 18, 2006 (November 16, 2006 as to Note 8)
Los Angeles, California

TRIPLE NET PROPERTIES REALTY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
(In thousands, except share and per share data)

ASSETS
Cash and cash equivalents	$4,103	$4,100	$1,630
Restricted cash/reserves	—	8	1,072
Accounts receivable	6,358	4,964	1,698
Accounts receivable from related parties — net	3	20	6
Advances to related parties — net	—	3,924	200
Prepaid expenses and other current assets — net	5	—	29

Total current assets	10,469	13,016	4,635
Assets of discontinued operations	—	815	778

Total assets	$10,469	$13,831	$5,413

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Accounts payable and accrued expenses	$5,309	$3,718	$1,914
Property management fees payable	897	817	1,580
Accrued compensation	2,004	3,861	6
Due to related parties	—	2	15
Advances from related parties	—	—	460
Other liabilities	69	27	—

Total current liabilities	8,279	8,425	3,975
Liabilities of discontinued operations	—	1,130	1,180

Total liabilities	8,279	9,555	5,155
COMMITMENTS AND CONTINGENCIES (Note 4) STOCKHOLDERS’ EQUITY:
Common stock, $0.10 par value; 10,000 shares authorized, issued and outstanding	1	1	1
Additional paid-in capital	4,974	2,207	—
Accumulated (deficit) retained earnings	(2,785)	2,068	257

Total stockholders’ equity	2,190	4,276	258

Total liabilities and stockholders’ equity	$10,469	$13,831	$5,413

See accompanying notes to consolidated financial statements.

TRIPLE NET PROPERTIES REALTY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2006	2005	2005	2004
	(Unaudited)
(In thousands)

REVENUE:
Real estate commissions	$8,816	$8,870	$12,570	$8,922
Other Income	116	147	178	100

Total revenue	8,932	9,017	12,748	9,022
EXPENSE:
Compensation costs	6,266	4,283	8,481	3,632
General and administrative	211	140	161	533
Depreciation and amortization	—	5	5	9

Total expense	6,477	4,428	8,647	4,174

OPERATING INCOME	2,455	4,589	4,101	4,848
OTHER INCOME:
Interest income	148	87	213	31

Income from continuing operations before provision for income taxes	2,603	4,676	4,314	4,879

Provision for income taxes	93	15	69	73

Income from continuing operations	2,510	4,661	4,245	4,806

Discontinued operations
Loss from discontinued operations — net of taxes	(76)	(335)	(483)	(98)
Gain on disposal of discontinued operations — net of taxes	899	—	—	—

Total income (loss) from discontinued operations	823	(335)	(483)	(98)

NET INCOME	$3,333	$4,326	$3,762	$4,708

See accompanying notes to consolidated financial statements.

TRIPLE NET PROPERTIES REALTY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated
	Common			(Deficit)	Total
	Shares		Additional	Retained	Stockholders’
(In thousands)	Outstanding	Amount	Paid-in Capital	Earnings	Equity

Balance at January 1, 2004	10	$1	$—	$2,514	$2,515

Dividends	—	—	—	(6,965)	(6,965)
Net income	—	—	—	4,708	4,708

Balance at December 31, 2004	10	1	—	257	258

Stock based compensation	—	—	2,207	—	2,207
Dividends	—	—	—	(1,951)	(1,951)
Net income	—	—	—	3,762	3,762

Balance at December 31, 2005	10	1	2,207	2,068	4,276

Stock based compensation (Unaudited)	—	—	2,767	—	2,767
Dividends (Unaudited)	—	—	—	(8,186)	(8,186)
Net income (Unaudited)	—	—	—	3,333	3,333

Balance at September 30, 2006 (Unaudited)	$10	$1	$4,974	$(2,785)	$2,190

See accompanying notes to consolidated financial statements.

TRIPLE NET PROPERTIES REALTY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended		Year Ended
	September 30,		December 31,
(In thousands)	2006	2005	2005	2004
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,333	$4,326	$3,762	$4,708
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of discontinued operations	(899)	—	—	—
Stock based compensation	2,767	2,207	2,207	—
Depreciation and amortization	—	107	149	97
Provision for uncollectible receivables	—	—	—	16
Change in operating assets and liabilities:
Accounts receivable	(1,221)	(3,573)	(3,325)	272
Accounts receivable from related parties	54	(60)	(51)	20
Prepaid expenses	(5)	9	23	8
Other assets	(7)	(35)	(28)	(265)
Accounts payable and accrued expenses	1,696	2,785	1,804	1,582
Property management fee payable	80	(690)	(763)	(162)
Accrued compensation	(1,857)	(6)	3,855	6
Due to related parties	(2)	(11)	(39)	19
Other liabilities	42	(40)	(23)	962

Net cash provided by operating activities	3,981	5,019	7,571	7,263

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	—	(93)	(93)	(68)
Proceeds from sale of property and equipment	312	—	—	—
Advances to related parties	(855)	(7,400)	(10,641)	(1,135)
Collections of advances to related parties	4,743	3,090	6,954	935
Restricted cash/reserves	8	1,070	1,064	(924)

Net cash provided by (used in) investing activities	4,208	(3,333)	(2,716)	(1,192)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of advances from related parties	—	57	57	166
Repayment of principal on advances from related parties	—	(491)	(491)	(28)
Dividends	(8,186)	(1,467)	(1,951)	(6,965)

Net cash (used in) financing activities	(8,186)	(1,901)	(2,385)	(6,827)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3	(215)	2,470	(756)
CASH AND CASH EQUIVALENTS — Beginning of period	4,100	1,630	1,630	2,386

CASH AND CASH EQUIVALENTS — End of period	$4,103	$1,415	$4,100	$1,630

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for
Interest	$—	$32	$32	$38
Income taxes	$98	$3	$3	$166

See accompanying notes to consolidated financial statements.

TRIPLE NET PROPERTIES REALTY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	ORGANIZATION

Triple Net Properties Realty, Inc., was formed as a California S Corporation on July 6, 1998 and had one wholly-owned subsidiary (hereinafter collectively referred to as “Realty”). As of September 30, 2006, Realty was 75.0% owned by Anthony W. Thompson, Realty’s president and director, and was 25.0% owned by Louis J. Rogers, Realty’s secretary and director. Pursuant to Realty’s articles of incorporation, Realty is authorized to issue one class of stock up to 10,000 shares. As of September 30, 2006, December 31, 2005 and 2004, there were 10,000 shares issued and outstanding.

Realty, a related party to Triple Net Properties, LLC, serves as a real estate broker in property acquisitions and dispositions and as a property manager in California and a number of other jurisdictions.

As of December 31, 2005 and 2004, Realty owned one subsidiary, NNN City Center West B Leaseco, LLC, a master leasee of an office property, City Center West B. The master lease agreement was terminated in April 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The following is a summary of significant principles used in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation — The accompanying consolidated financial statements include the accounts of Realty and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Payments to Stockholders — Payments made to the stockholders have been reflected in the financial statements as both compensation costs in the consolidated statements of operations and dividends in the consolidated statements of stockholders’ equity. Amounts paid for services rendered such as bonuses and stock compensation related to equity ownership are reflected in the consolidated statement of operations.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Interim Financial Data — The accompanying interim financial statements have been prepared in accordance with GAAP. However, the unaudited interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying unaudited financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such results may be less favorable.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Restricted Cash/Reserves — Restricted cash/reserves is comprised of loan impound and reserve accounts for property taxes, insurance, capital improvements and tenant improvements.

Accounts Receivable — Accounts receivable consist primarily of fees earned from real estate management and broker services, such as commissions earned from acquisitions and dispositions of real estate properties,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

lease commissions and property management fees. Realty collects property management fees and certain leasing commissions. After paying third-party property managers and third party leasing brokers, the remaining amount is remitted to Triple Net Properties under the terms of an income — allocation agreement. As such, the amount reflected as accounts receivable consists of Realty’s share of the real estate commissions and the portion of receivables that Realty will ultimately remit to third-parties for leasing and property management services.

Revenue Recognition — Realty receives payments as a result of certain real estate transactions involving real estate investor programs sponsored by Triple Net Properties. Of the real estate commissions paid to Realty, 75.0% are paid to Triple Net Properties pursuant to the income — allocation agreement. Accordingly, Realty recognizes 25.0% of the real estate commissions earned with acquisitions and disposition of properties, while Triple Net Properties is entitled to 75.0% of such commissions. Revenue is recorded in accordance with Emerging Issue Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Real estate commissions are earned and recognized when the syndication is closed and at the earlier of close of escrow or transfer of title between buyer and seller. Receipt of payment occurs at the point at which all services have been performed, and title to real property has passed from seller to buyer, if applicable.

Leases with tenants are accounted for as operating leases. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases, minimum annual rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays).

Unbilled deferred rent receivables, which are included in “Assets of discontinued operations” on the consolidated balance sheets, represent the amount that straight-line rental income exceeds rents currently due under the lease agreement. Included in tenant receivables are tenant reimbursements, which are comprised of additional amounts receivable from tenants based on common area maintenance expenses and certain other expenses that are accrued in the period in which the related expenses are incurred.

Allowance for Uncollectible Receivables — Receivables are carried net of management’s estimate of uncollectible receivables. Management’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, individual receivables, current economic conditions and other relevant factors. As of September 30, 2006 and December 31, 2005 and 2004 the allowance for uncollectible receivables was $0.

Property and Equipment and Leasehold Improvements — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the life of the related lease or the estimated service life of the improvements, whichever is shorter. Maintenance and repairs are expensed as incurred, while betterments are capitalized. Upon the sale or retirement of depreciable assets, the related accounts are relieved, with any resulting gain or loss included in operations. All property and equipment has been disposed of as of September 30, 2006 and is included in “Assets of discontinued operations” on the consolidated balance sheets as of December 31, 2005 and 2004.

Assets of Discontinued Operations — SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that, in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statements for current and prior periods shall report the results of operations of the component as discontinued operations. In April 2006, NNN City Center West B Leaseco, LLC’s master lease agreement with City Center West B was terminated. As a result, Realty reclassified amounts related to NNN City Center West B Leaseco, LLC in the accompanying financial statements to reflect the reclassification in accordance with SFAS No. 144.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

Accordingly, revenues, operating costs and expenses, and other non-operating results for the discontinued operations of NNN City Center West B Leaseco, LLC have been excluded from Realty’s results from continuing operations for all periods presented herein. The financial results for NNN City Center West B Leaseco, LLC are presented in Realty’s consolidated statements of operations in a single line item entitled “Loss from discontinued operations — net of taxes” and the related assets and liabilities are presented in the consolidated balance sheets in “Assets of discontinued operations” and “Liabilities of discontinued operations.”

Fair Value of Financial Instruments — SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value of financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS No. 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at the end of each year based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time Realty’s entire holdings of a particular financial instrument, nor do they consider that tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts of Realty’s financial instruments, which include cash and cash equivalents, restricted cash/reserves, accounts receivable, accounts payable and accrued expenses, property management fees payable, and accrued compensation approximate their fair values due to short duration between origination of the instruments and their expected realization. It is not practicable to estimate the fair value of our accounts receivable from related parties — net, advances to related parties — net or due to related parties due to the predominantly related-party nature.

Concentration of Credit Risk — Financial instruments that potentially subject Realty to a concentration of credit risk are primarily uninsured cash-in-bank balances and accounts receivable. Realty currently maintains substantially all of its cash with several major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Management believes this risk is not significant.

As of December 31, 2005, Realty had a master lease agreement for one property located in the state of Nevada. Accordingly, there is a geographic concentration of risk subject to fluctuations in that state’s economy. Subleases under the master lease agreement accounted for 9.2% and 18.2% of the aggregate total revenue for the nine months ended September 30, 2006 and 2005, and 17.7% and 24.8% of the aggregate total revenue for the years ended December 31, 2005 and 2004, respectively, which is included in “Loss from discontinued operations — net of taxes” on the consolidated statements of operations.

For the nine months ended September 30, 2006 and 2005, and for the years ended December 31, 2005 and 2004, none of the tenants under the subleases accounted for 10.0% or more of the aggregate total revenue.

Income Taxes — Realty accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of an asset and liability method of accounting for income taxes. Deferred income taxes are provided to reflect the tax effect of differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Realty elected to be treated as an S Corporation for federal and state income tax purposes; however, Realty is subject to California state franchise taxes equal to 1.5% of taxable income generated in the state of California. As a result, taxable income, loss and credits flow directly to the stockholders, and tax-related assets and liabilities of Realty are for the benefit of or the obligation of the stockholders. The deferred tax assets, liabilities and provision reflected in the consolidated financial statements are those that do not flow through to the stockholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

Impairment of Long-Lived Assets — Long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, Realty would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. Realty estimates the fair value using available market information or other industry valuation techniques such as present value calculations. Assets to be disposed of are recorded at the lower of the carrying value or fair value less costs to sell. Such assets are not depreciated while held for sale. There were no impaired assets as of September 30, 2006 and as of December 31, 2005 and 2004.

Segment Disclosure — Realty internally evaluates operations as one segment and therefore does not report segment information.

Recently Issued Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share — Based Payment, effective for fiscal years beginning after June 15, 2005. SFAS No. 123(R) requires mandatory reporting of all stock-based compensation awards on a fair value basis of accounting. Generally, companies will be required to calculate the fair value of all stock awards and amortize that fair value as compensation expense over the vesting period of the awards. The adoption of SFAS No. 123(R) on January 1, 2006 did not have a significant effect on our consolidated financial statements.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and SFAS No. 3. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of the change in accounting principle, unless it is impracticable to do so. SFAS No. 154 also requires that a change in depreciation or amortization for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 on January 1, 2006 did not have a significant impact on our consolidated financial statements.

In June 2005, the FASB ratified its consensus in EITF Issue 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (“Issue 04-05”). The effective date for Issue 04-05 was June 29, 2005, for all new or modified partnerships and January 1, 2006, for all other partnerships for the applicable provisions. The adoption of the provisions of Issue 04-05 on January 1, 2006 did not have significant effect on our consolidated financial statements.

In November 2005, the FASB issued FASB Staff Position (“FSP”) Nos. SFAS No. 115-1 and SFAS No. 124-1 which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The adoption of FSP Nos. SFAS No. 115-1 and SFAS No. 124-1 on January 1, 2006 did not have a significant effect on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

3.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
(In thousands)

Property management fees	$1,504	$632	$441
Real estate commissions	970	2,300	315
Lease commissions	3,251	1,564	640
Other	633	468	302

Accounts receivable	$6,358	$4,964	$1,698

4.	COMMITMENTS AND CONTINGENCIES

From time to time, Realty is party to claims and legal proceedings arising in the ordinary course of business. Management evaluates Realty’s exposure to cases individually and in the aggregate and provides for potential losses on such litigation if the amount of loss is estimable and probable. Management believes that there are no pending litigation matters at the current time that have not already been disclosed herein that are material. However, litigation is inherently uncertain and no assurance can be given that any current or future litigation will not result in a loss that might be material to Realty.

Environmental Obligations — In Realty’s role as property manager, it could incur liability for the investigation or remediation of hazardous or toxic substances or wastes at properties Realty currently or formerly managed or at off-site locations where wastes were disposed. Realty is not aware of any environmental liability or unasserted claim or assessment relating to an environmental liability that we believe would require disclosure or the recording of a loss contingency.

Real Estate Licensing Issues — Although Realty was required to have real estate licenses in all of the states in which it acted as a broker for Triple Net Properties’ programs and received real estate commissions, Realty did not hold a license in certain of those states when it earned fees for those services. In addition, almost all of Triple Net Properties’ revenue was based on an arrangement with Realty to share fees from the programs. Triple Net Properties did not hold a real estate license in any state, although most states in which properties of the Company’s programs were located may have required Triple Net Properties to hold a license. As a result, Realty may be subject to penalties, such as fines (which could be a multiple of the amount received), restitution payments and termination of management agreements, and to the suspension or revocation of Realty’s real estate broker licenses. To date, there have been no claims, and Realty cannot assess or estimate whether it will incur any losses as a result of the foregoing.

To the extent that Realty incurs any liability arising from the failure to comply with real estate broker licensing requirements in certain states, Mr. Thompson, Mr. Rogers and Mr. Hanson have agreed to forfeit to NNN Realty Advisors, Inc. up to an aggregate of 4,686,500 shares of NNN Realty Advisors, Inc. common stock, and each share will be deemed to have a value of $10.00 per share in satisfying this obligation. Mr. Thompson has agreed to indemnify NNN Realty Advisors, Inc., to the extent the liability incurred by Realty for such matters exceeds the deemed $46,865,000 value of these shares, up to an additional $9,435,000 in cash. In connection with this arrangement, NNN Realty Advisors, Inc. has entered into an indemnification and escrow agreement with Mr. Thompson, Mr. Rogers, Mr. Hanson, an independent escrow agent and NNN Realty Advisors, Inc., pursuant to which the escrow agent will hold 4,686,500 shares of its common stock that are otherwise issuable to Mr. Thompson and Mr. Rogers in connection with the NNN Realty Advisors, Inc. formation transactions (3,279,000 shares for Mr. Thompson and 1,407,500 shares for Mr. Rogers) to secure Mr. Thompson’s and Mr. Rogers’ obligations to NNN Realty Advisors, Inc. with respect to these matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

Mr. Thompson’s and Mr. Rogers’ liability under this arrangement will not exceed the sum of the value of their shares in the escrow except to the extent Mr. Thompson may be obliged to indemnify NNN Realty Advisors, Inc. for excess liabilities up to an additional $9,435,000 in cash. Since Mr. Hanson is entitled over time to receive up to 844,500 shares from Messrs. Thompson and Rogers (633,375 from Mr. Thompson and 211,125 from Mr. Rogers) from the shares held in the indemnification and escrow agreement, he is a party to it as well and his liability is limited to those shares. If Mr. Hanson’s right to receive the shares vests, then to the extent shares attributable to his ownership are available, and not subject to potential claims, under the indemnification and escrow agreement, he will be permitted to remove 100,000 shares on each of January 1, 2008 and 2009 to pay taxes. We cannot assure you that at the time of any claim under this agreement the shares will still be worth $10.00 per share.

In addition, to the extent that NNN Realty Advisors, Inc. pays the SEC an amount in excess of $1.0 million in connection with any settlement or other resolution of its investigation, Mr. Thompson has agreed to forfeit to NNN Realty Advisors, Inc. shares of NNN Realty Advisors, Inc. common stock having an aggregate value, equal to such excess amount, and each share will be deemed to have a value of $10.00 per share in satisfying this obligation. In connection with this arrangement, NNN Realty Advisors, Inc. has entered into an escrow agreement with Mr. Thompson, an independent escrow agent and us pursuant to which the escrow agent will hold 1,210,000 shares of its common stock that are otherwise issuable to Mr. Thompson in connection with the formation transactions to secure Mr. Thompson’s obligations. Mr. Thompson’s liability under this arrangement will not exceed the shares in the escrow. NNN Realty Advisors, Inc. cannot assure you that at the time of any claim under this agreement the shares will still be worth $10.00 per share.

Guarantee — In September 2006, Realty guaranteed a $27.5 million participating loan credit agreement that Triple Net Properties entered into with Wachovia Bank, N.A. This debt was repaid in November 2006 with proceeds from the 144A private equity offering.

5.	RELATED PARTY TRANSACTIONS

Advances to Related Parties — net — Such advances are uncollateralized and bear interest between 8.0% and 10.0% per annum, due in arrears on a monthly basis. Interest income from advances was $124,000 and $51,000 and $173,000 and $8,000 for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005 and 2004, respectively. Realty made advances to Triple Net Properties, LLC and Colony Canyon, a property which is 20.0% owned by Anthony W. Thompson.

Advances to related parties — net consists of the following:

	December 31,
(In thousands)	2005	2004

Triple Net Properties, LLC	$2,636	$—
Colony Canyon	1,251	200

Total	3,887	200
Interest receivable on advances	37	—

Advances to related parties — net	$3,924	$200

Due to Related Parties — Due to related parties consists of reimbursable costs to Triple Net Properties of $0 and $2,000 and $15,000 as of September 30, 2006 and December 31, 2005 and 2004, respectively.

Advances from Related Parties — From time to time, Realty may obtain secured or unsecured advances through one or more of its related parties, including Triple Net Properties. As of September 30, 2006 and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

December 31, 2005, there were no outstanding amounts owed to related parties. The following related party notes were outstanding as of December 31, 2004:

Triple Net Properties, LLC — NNN City Center West B Leaseco, LLC had outstanding unsecured 8.0% to 12.0% notes plus accrued interest due to Triple Net Properties in the amount of $197,000 as of December 31, 2004, which was paid in full on February 18, 2005.

Cunningham Lending Group, LLC — NNN City Center West B Leaseco, LLC had outstanding 8.0% to 12.0% unsecured notes plus accrued interest due to Cunningham in the amount of $263,000 as of December 31, 2004, which was paid in full on February 18, 2005.

Compensation Costs — Compensation costs included on the consolidated statements of operations includes compensation paid to Anthony W. Thompson, of $1.2 million and $0 and $3.8 million and $3.3 million for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005 and 2004, respectively. Compensation costs also includes compensation paid to Louis J. Rogers of $0 and $0, and $331,000 and $158,000 for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005 and 2004, respectively.

6.	DISCONTINUED OPERATIONS

NNN City Center West B Leaseco, LLC was a master lessee of office space in Las Vegas, Nevada. In January 2006, City Center West B property became held for sale and was subsequently sold in April 2006. At the time of sale, NNN City Center West B Leaseco, LLC’s master lease agreement with City Center West B was terminated and all rights and obligations immediately vested to City Center West B, including all subleases from and after the effective date of the termination. As such, in accordance with SFAS No. 144, income (loss) and gain on disposition, net of taxes, of NNN City Center West B Leaseco, LLC are reflected in the consolidated statements of operations as discontinued operations for all periods presented. Rent expense under the master lease agreement approximated $486,000 and $1.5 million and $2.2 million and $2.1 million for the nine months ended September 30, 2006 and 2005 and for the years ended December 31, 2005 and 2004, respectively, and is included in the consolidated statements of operations in “Loss from discontinued operations-net of taxes.”

As of December 31, 2005, the future minimum amounts paid through the termination date were $486,000.

NNN City Center West B Leaseco, LLC subleased the majority of this office space to third parties. Rental income from these subleases for the nine months ended September 30, 2006 and 2005 was $761,000 and $2.0 million, respectively, and for the years ended December 31, 2005 and 2004 was $2.8 million and $3.1 million, respectively, and is included in the accompanying consolidated statements of operations in “Loss from discontinued operations — net of taxes.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

The following table summarizes the income and expense components that comprise discontinued operations:

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2006	2005	2005	2004
	(Unaudited)
(In thousands)

Total revenue	$761	$2,026	$2,771	$3,126

Rental expense	811	2,180	3,019	3,040
Interest expense	—	7	7	40
Depreciation and amortization	—	102	144	88
General and administrative	26	72	84	56

Total expense	837	2,361	3,254	3,224

Loss from discontinued operations before provisions for taxes	(76)	(335)	(483)	(98)
Provision for income taxes	—	—	—	—

Loss from discontinued operations — net of taxes	(76)	(335)	(483)	(98)
Gain on disposals of discontinued operations — net of taxes	899	—	—	—

Total income (loss) from discontinued operations	$823	$(335)	$(483)	$(98)

The following table summarizes the balance sheet components as follows:

	September 30,	December 31,
	2006(1)	2005	2004
	(Unaudited)
(In thousands)

Other receivable	$—	$355	$296
Property and equipment	—	242	224
Other assets	—	218	258

Assets of discontinued operations	—	815	778

Deferred revenue and security deposits	—	(1,130)	(1,180)

Liabilities of discontinued operations	$—	$(1,130)	$(1,180)

(1)	Assets and liabilities of discontinued operations were sold in the second quarter of 2006.

7.	STOCK BASED COMPENSATION

On January 31, 2005, August 15, 2005, August 15, 2006 and September 20, 2006, Anthony W. Thompson granted Louis J. Rogers a 12.0%, a 4.0%, a 4.0% and a 5.0% interest, respectively, in Realty. Since Mr. Thompson is an affiliate, these grants are treated as being made by Realty. As a result of such grants and the payments by Realty of related income taxes, Realty recorded $4.5 million, $4.0 million and $4.0 million in compensation expense for the nine months ended September 30, 2006 and 2005 and for the year ended December 31, 2005, respectively, which is reflected in the line item “Compensation costs” in the consolidated statements of operations.

The market comparable approach was used to estimate the value of Realty at each date on which the stock was granted based on a multiple of earnings before interest, taxes, depreciation and amortization. A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

multiple was selected based on valuations involving similar companies in acquisition transactions. The results of the market multiple approach were then discounted to account for the illiquidity and minority interest position of the securities issued at the time of the grant.

The determination of the fair value of Realty’s stock involved significant judgments, assumptions, estimates and complexities that impacted the amount of stock-based compensation recorded. Management believes reasonable methodologies, approaches and assumptions have been used to determine the fair value of Realty’s stock. If any of the assumptions used change significantly, stock-based compensation expense may differ materially in the future.

Other Equity Awards — In accordance with SFAS No. 123R, share-based payments awarded to an employee of the reporting entity by a related party, or other holder of an economic interest in the entity, as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The economic interest holder is one who either owns 10.0% or more of an entity’s common stock or has the ability, directly or indirectly, to control or significantly influence the entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. SFAS No. 123R also requires that the fair value of unvested stock options or awards granted by an acquirer in exchange for stock options or awards held by employees of the acquiree shall be determined at the consummation date of the acquisition. The incremental compensation cost shall be (1) the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus (2) the incremental cost resulting from the acquisition (the fair market value at the consummation date of the acquisition over the fair value of the original grant).

On July 29, 2006, Mr. Thompson and Mr. Rogers agreed to transfer up to 15.0% of the outstanding common stock of Realty to Jeffrey T. Hanson, President and CEO of Realty, assuming he remained employed by Realty, in equal increments on July 29, 2007, 2008 and 2009. Since Mr. Thompson and Mr. Rogers were affiliates who owned more than 10.0% of Realty’s common stock and had the ability, directly or indirectly, to control or significantly influence the entity, and the award was granted to Mr. Hanson in exchange for services provided to Realty which are vested upon completion of the respective service period, the fair value of the award was accounted for as stock-based compensation in accordance with SFAS No. 123R. As a result, Realty recognized $234,000 in stock-based compensation for the nine months ended September 30, 2006.

8.	SUBSEQUENT EVENTS

NNN Realty Advisors, Inc., was organized as a corporation in the State of Delaware in September 2006, was formed to acquire each of Realty, Triple Net Properties and NNN Capital Corp. to bring the businesses conducted by those companies under one corporate umbrella and to facilitate an offering pursuant to Rule 144A of the Securities Act (“the 144A offering”) which transactions are collectively referred to as “the formation transactions.”. To accomplish this, NNN Realty Advisors, Inc. entered into the following transactions on November 16, 2006:

•	TNP Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of NNN Realty Advisors, Inc., entered into an agreement and plan of merger with Triple Net Properties, owned by Anthony W. Thompson, Louis J. Rogers, Scott D. Peters and a number of other employees and third-party investors. In connection with the merger agreement, Triple Net Properties entered into contribution agreements with the holders of a majority of the common membership interests of Triple Net Properties. Under the merger agreement and the contribution agreements, Triple Net Properties issued 19,741,407 shares of common stock (to the accredited investor members) and $986,000 in cash to the unaccredited investor members in lieu of 0.5% of the shares of common stock in NNN Realty

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2004 — (Continued)

Advisors, Inc. they would have otherwise been entitled to receive, which was valued at the offering price to investors in the 144A offering, in exchange for all the common member interests. Concurrently with the closing of the 144A offering, the acquisition of Triple Net Properties was consummated and Triple Net Properties survived the merger and became a wholly-owned subsidiary of NNN Realty Advisors, Inc.

•	NNN Realty Advisors, Inc. entered into a contribution agreement with Mr. Thompson and Mr. Rogers pursuant to which they contributed all of the outstanding shares of Realty to NNN Realty Advisors, Inc. in exchange for 4,686,500 shares of common stock in NNN Realty Advisors, Inc. and, with respect to Mr. Thompson, $9.4 million in cash in lieu of the shares of NNN Realty Advisors, Inc. he would have otherwise been entitled to receive, which were valued at the offering price to investors in the 144A offering. Concurrently with the closing of the 144A offering, the acquisition was consummated and Realty became a wholly-owned subsidiary of NNN Realty Advisors, Inc.

NNN Realty Advisors, Inc. did not obtain any representations or indemnities from any of the owners of Triple Net Properties, other than Mr. Thompson and Mr. Rogers, for liabilities associated with Triple Net Properties arising from events or circumstances occurring or existing prior to the formation transactions. Additionally, NNN Realty Advisors, Inc. obtained very limited representations and indemnities from the owners of Realty and NNN Capital Corp. for the operations of, and liabilities associated with, those companies arising from events or circumstances occurring or existing prior to the formation transactions. NNN Realty Advisors, Inc. has no assurance that any contributing party providing these limited representations or indemnities will have adequate capital to fulfill its indemnity obligations. NNN Realty Advisors, Inc, suffers harm due to any of the operations or liabilities of Triple Net Properties, Realty or NNN Capital Corp. relating to periods prior to the formation transactions.

* * * * * *

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of Southpointe Office Parke and Epler Parke I, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of Southpointe Office Parke and Epler Parke I for the year ended December 31, 2006, in conformity with the accounting principles generally accepted in the United States of America.

/s/  KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Irvine, California
February 9, 2007

SOUTHPOINTE OFFICE PARKE AND EPLER PARKE I

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended
December 31,
2006

Revenues:
Rental income	$1,432,000
Tenant reimbursements	306,000
Other	19,000

Total revenues	1,757,000

Certain expenses:
Grounds maintenance	46,000
Building maintenance	52,000
Real estate taxes	378,000
Electricity, water and gas utilities	58,000
Property management fees	50,000
Insurance	7,000
General and administrative	54,000

Total certain expenses	645,000

Revenues in excess of certain expenses	$1,112,000

The accompanying notes are an integral part of the statement of revenues and certain expenses.

SOUTHPOINTE OFFICE PARKE AND EPLER PARKE I

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
For The Year Ended December 31, 2006

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses includes the operations of Southpointe Office Parke and Epler Parke I, or the Property, located in Indianapolis, Indiana. The Property has 97,000 square feet of gross leaseable area and is 95% leased as of December 31, 2006.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statement of revenues and certain expenses includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statement of revenues and certain expenses is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statement of revenues and certain expenses is not representative of the actual operations for the period presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Healthcare/Office REIT Holdings, L.P. in the future operations of the Property have been excluded.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases (including rent holidays). Revenue from leases with rent concessions is also recognized on a straight-line basis over the term of the related lease unless there is considerable risk as to its collectibility. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

SOUTHPOINTE OFFICE PARKE AND EPLER PARKE I

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)

NOTE 3 — LEASES

The Property has entered into operating lease agreements with tenants that expire at various dates through 2012 and are subject to scheduled fixed increases in base rent. The aggregate annual future minimum lease payments to be received under the existing non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$1,252,000
2008	930,000
2009	717,000
2010	510,000
2011	430,000
Thereafter	307,000

$4,146,000

The leases also require reimbursement of the tenant’s proportional share of common area expenses, real estate taxes and other operating expenses, which are not included in the amounts above.

NOTE 4 — TENANT CONCENTRATION

For the year ended December 31, 2006, the Property had one tenant occupying 14% of the gross leaseable area which accounted for 17% of total rental income.

		Aggregate	% Aggregate
	Date of Lease	Annual	Annual
Tenant Name	Expiration	Rental Income	Rental Income

Circle Design Group	July 31, 2012	$243,000	17%

If this tenant were to default on its lease, future revenue of the Property would be materially and adversely impacted.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

NOTE 6 — SUBSEQUENT EVENTS

On January 22, 2007, NNN Realty Advisors, Inc. sold to a related party its 100% membership interest in the Property for a total sales price of $14,800,000.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of Crawfordsville Medical Office Park and Athens Surgery Center, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 of Crawfordsville Medical Office Park and Athens Surgery Center for the year ended December 31, 2006, in conformity with the accounting principles generally accepted in the United States of America.

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Irvine, California
February 9, 2007

CRAWFORDSVILLE MEDICAL OFFICE PARK AND ATHENS SURGERY CENTER

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended
December 31,
2006

Revenues:
Rental income	$581,000
Tenant reimbursements	251,000
Other	1,000

Total revenues	833,000

Certain expenses:
Grounds maintenance	14,000
Building maintenance	48,000
Real estate taxes	92,000
Electricity, water and gas utilities	94,000
Property management fees	16,000
Insurance	3,000
General and administrative	25,000

Total certain expenses	292,000

Revenues in excess of certain expenses	$541,000

The accompanying notes are an integral part of the statement of revenues and certain expenses.

CRAWFORDSVILLE MEDICAL OFFICE PARK AND ATHENS SURGERY CENTER

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
For The Year Ended December 31, 2006

NOTE 1 —	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses includes the operations of Crawfordsville Medical Office Park and Athens Surgery Center, or the Property, located in Crawfordsville, Indiana. The Property has 44,000 square feet of gross leaseable area and is 100% leased as of December 31, 2006.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statement of revenues and certain expenses includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statement of revenues and certain expenses is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statement of revenues and certain expenses is not representative of the actual operations for the period presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Healthcare/Office REIT Holdings, L.P. in the future operations of the Property have been excluded.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases (including rent holidays). Revenue from leases with rent concessions is also recognized on a straight-line basis over the term of the related lease unless there is considerable risk as to its collectibility. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

CRAWFORDSVILLE MEDICAL OFFICE PARK AND ATHENS SURGERY CENTER

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)

NOTE 3 —	LEASES

The Property has entered into operating lease agreements with tenants that expire at various dates through 2016 and are subject to scheduled fixed increases in base rent. The aggregate annual future minimum lease payments to be received under the existing non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$578,000
2008	591,000
2009	593,000
2010	593,000
2011	605,000
Thereafter	1,837,000

$4,797,000

The leases also require reimbursement of the tenant’s proportional share of common area expenses, real estate taxes and other operating expenses, which are not included in the amounts above.

NOTE 4 —	TENANT CONCENTRATION

For the year ended December 31, 2006, the Property had two tenants occupying 100% of the gross leaseable area which accounted for 100% of total rental income.

		Aggregate	% Aggregate
	Date of Lease	Annual	Annual
Tenant Name	Expiration	Rental Income	Rental Income

Sisters of St. Francis Health Services, Inc.	Jan 31, 2013	$365,000	63%
St. Vincent Hospital & Health Care Center	Feb 29, 2016	$216,000	37%

If these tenants were to default on their leases, future revenue of the Property would be materially and adversely impacted.

NOTE 5 —	COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

NOTE 6 —	SUBSEQUENT EVENTS

On January 22, 2007, NNN Realty Advisors, Inc. sold to a related party its 100% membership interest in the Property for a total sales price of $6,900,000.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of 1600 Parkwood Circle, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of 1600 Parkwood Circle for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Irvine, California
May 1, 2007

1600 PARKWOOD CIRCLE

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended
December 31,
2006

Revenues:
Rental income, net of rental concessions	$2,813,000
Tenant reimbursements	107,000

Total revenues	2,920,000

Certain expenses:
Grounds maintenance	85,000
Building maintenance	348,000
Real estate taxes	249,000
Electricity, water and gas utilities	287,000
Management fees	85,000
Insurance	36,000
General and administrative	94,000

Total certain expenses	1,184,000

Revenues in excess of certain expenses	$1,736,000

The accompanying notes are an integral part of the statement of revenues and certain expenses.

1600 PARKWOOD CIRCLE

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
For The Year Ended December 31, 2006

NOTE 1 —	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses includes the operations of 1600 Parkwood Circle, or the Property, located in Atlanta, Georgia. On December 31, 2006, NNN Realty Advisors, Inc. purchased the Property as an investment held for sale for a total purchase price of $26,800,000. The Property has 151,000 square feet of gross leaseable area and is 85% leased as of December 31, 2006.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statement of revenues and certain expenses includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statement of revenues and certain expenses is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statement of revenues and certain expenses is not representative of the actual operations for the period presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Realty Advisors, Inc. in the future operations of the Property have been excluded.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases (including rent holidays). Revenue from leases with rent concessions is also recognized on a straight-line basis over the term of the related lease unless there is considerable risk as to its collectibility. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

1600 PARKWOOD CIRCLE

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)

NOTE 3 —	LEASES

The Property has entered into operating lease agreements with tenants that expire at various dates through 2015 and are subject to scheduled fixed increases in base rent. The aggregate annual future minimum lease payments to be received under the existing non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$2,763,000
2008	2,675,000
2009	2,474,000
2010	2,048,000
2011	1,707,000
Thereafter	2,250,000

$13,917,000

The leases also require reimbursement of the tenant’s proportional share of common area expenses, real estate taxes and other operating expenses, which are not included in the amounts above.

NOTE 4 —	TENANT CONCENTRATION

For the year ended December 31, 2006, the Property had three tenants occupying 53% of the gross leaseable area which accounted for 53% of total rental income.

		Aggregate	% Aggregate
	Date of Lease	Annual	Annual
Tenant Name	Expiration	Rental Income	Rental Income

One Source Management	1/31/15	$672,000	20%
Option One Mortgage Corp.	5/31/07	$541,000	17%
Numerex Corp.	12/25/11	$528,000	16%

If these tenants were to default on their leases, future revenue of the Property would be materially and adversely impacted.

NOTE 5 —	COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of 200 Galleria Parkway NW, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of 200 Galleria Parkway NW for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Irvine, California
April 27, 2007

200 GALLERIA PARKWAY NW

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended
December 31,
2006

Revenues:
Rental income	$7,314,000
Tenant reimbursement	33,000
Escalation income	96,000
Retail income	113,000
Other income	113,000

Total revenues	7,669,000

Certain expenses:
Grounds maintenance	162,000
Building maintenance	525,000
Real estate taxes	846,000
Electricity, water and gas utilities	508,000
Property management fees	229,000
Insurance	127,000
General and administrative	892,000

Total certain expenses	3,289,000

Revenues in excess of certain expenses	$4,380,000

The accompanying notes are an integral part of the statement of revenues and certain expenses.

200 GALLERIA PARKWAY NW

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
For The Year Ended December 31, 2006

NOTE 1 —	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses includes the operations of 200 Galleria Parkway NW, or the Property, located in Atlanta, Georgia. On January 31, 2007, NNN Realty Advisors, Inc. purchased the Property as an investment held for sale for a total purchase price of $81,530,000. The Property has 442,000 square feet of gross leaseable area and is 85% leased as of December 31, 2006.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statement of revenues and certain expenses includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statement of revenues and certain expenses is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statement of revenues and certain expenses is not representative of the actual operations for the period presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Realty Advisors, Inc. in the future operations of the Property have been excluded.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases (including rent holidays). Revenue from leases with rent concessions is also recognized on a straight-line basis over the term of the related lease unless there is considerable risk as to its collectibility. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Revenues from the sale of retail items are recorded at the time of purchase.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

200 GALLERIA PARKWAY NW

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)

NOTE 3 —	LEASES

The Property has entered into operating lease agreements with tenants that expire at various dates through 2013 and are subject to scheduled fixed increases in base rent. The aggregate annual future minimum lease payments to be received under the existing non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$6,723,000
2008	6,186,000
2009	5,837,000
2010	4,811,000
2011	2,709,000
Thereafter	2,243,000

$28,509,000

The leases also require reimbursement of the tenant’s proportional share of common area expenses, real estate taxes and other operating expenses, which are not included in the amounts above.

NOTE 4 —	TENANT CONCENTRATION

For the year ended December 31, 2006, the Property had one tenant occupying 9% of the gross leaseable area which accounted for 11% of total rental income.

		Aggregate	% Aggregate
	Date of Lease	Annual	Annual
Tenant Name	Expiration	Rental Income	Rental Income

Mellon Consultants	December 31, 2010	$817,000	11%

If this tenant were to default on its lease and substitute tenants are not found, future revenue of the Property would be materially and adversely impacted.

NOTE 5 —	COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of Hunter Plaza, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of Hunter Plaza for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Irvine, California
May 4, 2007

HUNTER PLAZA

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended
December 31,
2006

Revenues:
Rental income	$833,000
Tenant reimbursements	71,000

Total revenues	904,000

Certain expenses:
Grounds maintenance	41,000
Building maintenance	28,000
Real estate taxes	167,000
Electricity, water and gas utilities	29,000
Management fees	25,000
Insurance	10,000
General and administrative	32,000

Total certain expenses	332,000

Revenues in excess of certain expenses	$572,000

The accompanying notes are an integral part of the statement of revenues and certain expenses.

HUNTER PLAZA

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
For The Year Ended December 31, 2006

NOTE 1 —	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses includes the operations of Hunter Plaza, or the Property, located in Irving, Texas. On February 27, 2007, NNN Realty Advisors, Inc. purchased the Property as an investment held for sale for a total purchase price of $29,500,000. The Property had 58,000 square feet of gross leaseable area and was 100% leased as of December 31, 2006. Subsequent to December 31, 2006, the Property increased its gross leasable area to 106,000 square feet.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statement of revenues and certain expenses includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statement of revenues and certain expenses is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statement of revenues and certain expenses is not representative of the actual operations for the period presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Realty Advisors, Inc. in the future operations of the Property have been excluded.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases (including rent holidays). Revenue from leases with rent concessions is also recognized on a straight-line basis over the term of the related lease unless there is considerable risk as to its collectibility. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

HUNTER PLAZA

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)

NOTE 3 —	LEASES

The Property has entered into operating lease agreements with tenants that expire at various dates through 2027 and are subject to scheduled fixed increases in base rent. The aggregate annual future minimum lease payments to be received under the existing non-cancelable operating leases as of December 31, 2006 (including leases entered into subsequent to year end) are as follows:

2007	$1,667,000
2008	1,815,000
2009	1,815,000
2010	1,819,000
2011	1,821,000
Thereafter	16,978,000

$25,915,000

The leases also require reimbursement of the tenant’s proportional share of common area expenses, real estate taxes and other operating expenses, which are not included in the amounts above.

NOTE 4 —	TENANT CONCENTRATION

For the year ended December 31, 2006, the Property had one tenant occupying 78% of the gross leaseable area which accounted for 86% of total rental income.

		Aggregate	% Aggregate
	Date of Lease	Annual	Annual
Tenant Name	Expiration	Rental Income	Rental Income

Best Buy Stores, L.P.	10/31/15	$708,000	86%

If this tenant were to default on its lease, future revenue of the Property would be materially and adversely impacted.

NOTE 5 —	COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of Three Resource Square, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of Three Resource Square for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Irvine, California
May 4, 2007

THREE RESOURCE SQUARE

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended
December 31,
2006

Revenues:
Rental income, net of rental concessions	$2,196,000
Tenant reimbursements	151,000
Other	1,000

Total revenues	2,348,000

Certain expenses:
Grounds maintenance	39,000
Building maintenance	217,000
Real estate taxes	200,000
Electricity, water and gas utilities	178,000
Management fees	105,000
Insurance	29,000
General and administrative	68,000

Total certain expenses	836,000

Revenues in excess of certain expenses	$1,512,000

The accompanying notes are an integral part of the statement of revenues and certain expenses.

THREE RESOURCE SQUARE

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
For The Year Ended December 31, 2006

NOTE 1 —	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses includes the operations of Three Resource Square, or the Property, located in Charlotte, North Carolina. On March 7, 2007, NNN Realty Advisors, Inc. purchased the Property as an investment held for sale for a total purchase price of $23,300,000. The Property has 122,000 square feet of gross leaseable area and is 97% leased as of December 31, 2006.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statement of revenues and certain expenses includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statement of revenues and certain expenses is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statement of revenues and certain expenses is not representative of the actual operations for the period presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Realty Advisors, Inc. in the future operations of the Property have been excluded.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases (including rent holidays). Revenue from leases with rent concessions is also recognized on a straight-line basis over the term of the related lease unless there is considerable risk as to it collectibility. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

THREE RESOURCE SQUARE

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)

NOTE 3 —	LEASES

The Property has entered into operating lease agreements with tenants that expire at various dates through 2012 and are subject to scheduled fixed increases in base rent. The aggregate annual future minimum lease payments to be received under the existing non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$2,290,000
2008	2,296,000
2009	1,995,000
2010	1,966,000
2011	1,840,000
Thereafter	618,000

$11,005,000

The leases also require reimbursement of the tenant’s proportional share of common area expenses, real estate taxes and other operating expenses, which are not included in the amounts above.

NOTE 4 —	TENANT CONCENTRATION

For the year ended December 31, 2006, the Property had one tenant occupying 71% of the gross leaseable area which accounted for 77% of total rental income.

	Date of	Aggregate	% Aggregate
	Lease	Annual	Annual
Tenant Name	Expiration	Rental Income	Rental Income

Allstate Insurance Company	4/30/12	$1,684,000	77%

If this tenant were to default on its lease, future revenue of the Property would be materially and adversely impacted.

NOTE 5 —	COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of Parkway 400, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of Parkway 400 for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Irvine, California
May 4, 2007

PARKWAY 400

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended
December 31,
2006

Revenues:
Rental income, net of rental concessions	$3,426,000
Tenant reimbursements	165,000
Other	5,000

Total revenues	3,596,000

Certain expenses:
Grounds maintenance	68,000
Building maintenance	345,000
Real estate taxes	298,000
Electricity, water and gas utilities	319,000
Management fees	95,000
Insurance	31,000
General and administrative	186,000

Total certain expenses	1,342,000

Revenues in excess of certain expenses	$2,254,000

The accompanying notes are an integral part of the statement of revenues and certain expenses.

PARKWAY 400

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES
For The Year Ended December 31, 2006

NOTE 1 —	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses includes the operations of Parkway 400 (the “Property”), located in Alpharetta, Georgia. On March 26, 2007, NNN Realty Advisors, Inc. purchased the Property as an investment held for sale for a total purchase price of $33,850,000. The Property has 193,000 square feet of gross leaseable area and is 95% leased as of December 31, 2006.

Basis of Presentation

The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statement of revenues and certain expenses includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statement of revenues and certain expenses is not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statement of revenues and certain expenses is not representative of the actual operations for the period presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Realty Advisors, Inc. in the future operations of the Property have been excluded.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases (including rent holidays). Revenue from leases with rent concessions is also recognized on a straight-line basis over the term of the related lease unless there is considerable risk as to its collectibility. Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

PARKWAY 400

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)

NOTE 3 —	LEASES

The Property has entered into operating lease agreements with tenants that expire at various dates through 2014 and are subject to scheduled fixed increases in base rent. The aggregate annual future minimum lease payments to be received under the existing non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$3,905,000
2008	3,660,000
2009	3,663,000
2010	3,308,000
2011	3,329,000
Thereafter	5,223,000

$23,088,000

The leases also require reimbursement of the tenant’s proportional share of common area expenses, real estate taxes and other operating expenses, which are not included in the amounts above.

NOTE 4 —	TENANT CONCENTRATION

For the year ended December 31, 2006, the Property had three tenants occupying 64% of the gross leaseable area which accounted for 75% of total rental income.

		Aggregate	% Aggregate
	Date of Lease	Annual	Annual
Tenant Name	Expiration	Rental Income	Rental Income

Certegy	3/31/12	$1,164,000	34%
Inovis, Inc.	10/31/14	$1,011,000	29%
Infor Global Solutions, Inc.	1/31/10	$401,000	12%

If these tenants were to default on their leases, future revenue of the Property would be materially and adversely impacted.

NOTE 5 —	COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
NNN Realty Advisors, Inc.

We have audited the accompanying statement of revenues and certain expenses of Century Hills, or the Property, for the year ended December 31, 2006. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of Century Hills for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KMJ / Corbin & Company LLP

Irvine, California
August 30, 2007

CENTURY HILLS

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

	Three Months
	Ended	Year Ended
	March 31,	December 31,
	2007	2006
	(Unaudited)

Revenues:
Rental and other property revenue	$551,000	$2,237,000

Certain expenses:
Grounds maintenance	7,000	32,000
Building maintenance	17,000	154,000
Real estate taxes	37,000	149,000
Electricity, water and gas utilities	31,000	133,000
Property and asset management fees	28,000	124,000
Insurance	10,000	41,000
General and administrative expenses	71,000	339,000

Total certain expenses	201,000	972,000

Revenues in excess of certain expenses	$350,000	$1,265,000

The accompanying notes are an integral part of these statements of revenues and certain expenses

CENTURY HILLS

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES
For The Three Months Ended March 31, 2007 (Unaudited) and
For The Year Ended December 31, 2006

NOTE 1 —	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statements of revenues and certain expenses include the operations of Century Hills, or the Property, located in Atlanta, Georgia. The Property is a 200 unit residential apartment complex and is 99.5% leased as of December 31, 2006.

Basis of Presentation

The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, or the SEC, which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The statements of revenues and certain expenses include the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and therefore, the statements of revenues and certain expenses are not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of interest expense, depreciation and amortization and federal and state income taxes.

The accompanying statements of revenues and certain expenses are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by NNN Realty Advisors, Inc. in the future operations of the Property have been excluded.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Property leases multifamily residential apartments under operating leases generally with terms of one year or less. Rent and other property revenue is recorded when due from residents and is recognized monthly as it is earned. Other property revenue consists primarily of utility rebillings, other expense reimbursements, and administrative, application and other fees charged to residents.

Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from those estimates.

Unaudited Interim Information

The statement of revenues and certain expenses for the three months ended March 31, 2007 is unaudited. In the opinion of management, such financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

CENTURY HILLS

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES
For The Three Months Ended March 31, 2007 (Unaudited) and
For The Year Ended December 31, 2006 — (Continued)

NOTE 3 —	PROPERTY AND ASSET MANAGEMENT FEES

During 2006, the owners of the Property contracted with related parties to manage the Property and its assets. Fees paid for property management services were 4% of gross collections, as defined. Fees paid for asset management services were 1% of effective gross income, as defined. For the year ended December 31, 2006 and for the three months ended March 31, 2007, the Property incurred expenses of $124,000 and $28,000, respectively, related to property and asset management fees.

NOTE 4 —	COMMITMENTS AND CONTINGENCIES

Litigation

The Property may be subject to legal claims in the ordinary course of business as a property owner. Management believes that the ultimate settlement of any potential claims will not have a material impact on the Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability or other claim, and management is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s results of operations.

Other Matters

Other commitments and contingencies include the usual obligations of a real estate property in the normal course of business. In the opinion of management, these matters are not expected to have a material adverse effect on the Property’s financial position and/or results of operations.

NOTE 5 —	SUBSEQUENT EVENT

On June 29, 2007, NNN Realty Advisors, Inc., through its wholly owned subsidiary, NNN Century Hills, LLC, purchased the Property for a total purchase price of $21,000,000.

ANNEX A

AGREEMENT AND PLAN OF MERGER
by and among
Grubb & Ellis Company,
B/C Corporate Holdings, Inc.
and
NNN Realty Advisors, Inc.
Dated as of May 22, 2007

A-i

A-ii

A-iii

A-iv

Page

Section 9.9	Counterparts; Facsimile or Electronic Signatures	A-60
Section 9.10	Third-Party Beneficiaries	A-60
Section 9.11	Severability	A-60

ANNEXES
Annex A	Accelerated Restricted Stock
EXHIBITS
Exhibit A	Form of Company Voting Agreements
Exhibit B	Form of Parent Voting Agreement
Exhibit C	Escrow Agreement
Exhibit D	Exhibit D Form of Merger Sub Certificate of Incorporation
Exhibit E	Exhibit E Form of Merger Sub By-Laws
Exhibit F	License Agreement

SCHEDULES
Schedule 2.5
Schedule 2.6
Schedule 2.7
Schedule 4.13
Schedule 6.25
Company Disclosure Letter
Parent Disclosure Letter

A-v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into and effective as of May 22, 2007 by and among Grubb & Ellis Company, a Delaware corporation (“Parent”), B/C Corporate Holdings, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and NNN Realty Advisors, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given to such terms in Article I.

RECITALS

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement, whereby, among other things, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) not owned by Parent, Merger Sub or the Company will be converted into the right to receive the Per Share Merger Consideration;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain holders (collectively, the “Principal Company Stockholders”) of issued and outstanding Company Common Stock are entering into agreements with Parent in the form annexed hereto as Exhibit A (the “Company Voting Agreements”) pursuant to which, among other things, the Principal Company Stockholders will agree to vote all of their Company Common Stock in favor of adopting this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain holders (collectively, the “Principal Parent Stockholders”) of issued and outstanding shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) are entering into agreements with the Company in the form annexed hereto as Exhibit B (the “Parent Voting Agreements”) pursuant to which, among other things, the Principal Parent Stockholders will agree to vote all of their Parent Common Stock in favor of the issuance of Parent Common Stock pursuant to this Agreement, electing the New Board and approving the Parent Certificate of Incorporation of Amendment; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1:

“Action” means any action, cause of action, claim, prosecution, investigation, suit, litigation, complaint, grievance, arbitration, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding, whether civil, criminal or administrative, at Law or in equity, by or before any Governmental Entity.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger, as the same may be amended or supplemented and all schedules delivered concurrently herewith, including, but not limited to, the Company Disclosure Letter and Parent Disclosure Letter.

“Business Day” means any day, other than a Saturday, Sunday or a day on which the banks or national securities exchanges located in New York, New York shall be authorized or required by Law to close.

“Company Confidentiality Agreement” means that certain letter agreement between the Company and Parent dated April 20, 2007.

“Company Credit Agreement” means the Syndicated Credit Facility Loan Agreement, dated as of February 20, 2007, by and among NNN Realty Advisors, Inc., Triple Net Properties, LLC, Triple Net Properties Realty, Inc., the lenders named therein and LaSalle Bank National Association, as agent, and the financial institutions that may from time to time become a party thereto, and any amendments, supplements or modifications thereto not prohibited by Section 6.1.

“Company Disclosure Letter” means the disclosure letter of the Company referred to in Article IV.

“Company Material Adverse Effect” means any effect, development, change, event or circumstance that, individually or in the aggregate with all other changes, effects, developments, events and circumstances, has, or reasonably could have, a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its Subsidiaries, taken as a whole, other than any change, event or circumstance arising out of: (i) general economic, legal, regulatory or political conditions in the United States of America; (ii) conditions generally affecting the industries in which the Company and its Subsidiaries operate (provided, that the impact on the Company and its Subsidiaries taken as a whole is not materially disproportionate to the impact on other similarly situated entities); (iii) the announcement or pendency of the Merger or the entry into this Agreement or any agreement contemplated hereunder and the consummation of the transactions contemplated hereby including, but not limited to, the impact thereof on or with respect to its relationship, contractual or otherwise, with the Company’s or any of its Subsidiaries’ clients, affiliates, licensors, independent contractors, employees (other than the termination or resignation of Mr. Scott D. Peters), agents or representatives; (iv) the Company’s performance of its obligations under this Agreement and compliance with the covenants set forth herein; (v) the commencement or escalation of a war or armed hostilities or the occurrence of acts of terrorism or sabotage (provided, that the impact on the Company is not materially disproportionate to the impact on other similarly situated entities); or (vi) compliance with the requirements of changes in Law or GAAP or any interpretation thereof.

“Company Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, incentive, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, deferred compensation, medical, life insurance, disability, fringe benefit, supplemental executive retirement, severance or other benefit plans, programs, policies, practices, trusts or arrangements, and all material employment, termination, severance, change in control, compensation or other Contracts or agreements, to which the Company or any of its ERISA Affiliates is a party, or which are sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates and any material Contracts, arrangements or agreements between the Company or any of its ERISA Affiliates and any current or former employee, director or consultant of the Company or of any of its Subsidiaries, including any Contracts, arrangements or agreements relating to a change in control of the Company; provided, however, that the term “Company Plans” shall exclude any plan that is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Company Stock Plan” means the NNN Realty Advisors, Inc. 2006 Long Term Incentive Plan.

“Competing Proposal” means with respect to the Company or the Parent any inquiry, proposal or offer from any Third Party relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Board of Directors of such Person) of the assets (including capital stock of such

Person’s Subsidiaries) of such Person and its Subsidiaries, taken as a whole, or (B) 20% or more of the outstanding shares of the voting securities of the Company; (ii) any tender offer or exchange offer that, if consummated, would result in any Third Party owning, directly or indirectly, 20% or more of the outstanding shares of the voting securities of such Person; or (iii) any merger, consolidation, business combination, share exchange or similar transaction involving such Person pursuant to which any Third Party would own, directly or indirectly, 20% or more of any class of equity securities of such Person or of the surviving entity in a merger or the resulting direct or indirect parent of such Person or such surviving entity, other than, in each case, the transactions contemplated by this Agreement.

“Contract” means any contract, agreement, arrangement, authorization, obligation, plan, understanding, commitment, lease, purchase order, license, mortgage, indenture, note, bond, concession agreement, franchise agreement or other instrument in each case (whether written or oral), including all amendments thereto to which any Person is a party or that is binding on any Person or its capital stock, its assets or business.

“Copyrights” means all rights in works of authorship or creation, wherever existing worldwide, including, but not limited to, documents, compilations, data, code, computer programs, software, mask works, schematics, flow charts, databases, pamphlets, instructional materials, notes, designs, drawings and all derivative compilations thereof, and all registrations and applications to register the same.

“Encumbrance” means any conditional sale agreement, default of title, easement, encroachment, lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title, adverse claim, title retention agreement or other security arrangement of any nature or kind, or other encumbrance or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, except for any restrictions arising under any applicable securities Laws.

“Environment” means ambient air, indoor air, surface water, groundwater and surface and subsurface strata and natural resources such as wetlands, flora and fauna.

“Environmental Law” means any and all Laws relating to pollution or protection of human health or the Environment (including ambient air, surface water, ground water, land surface, or subsurface strata), or emissions, discharges, releases, or threatened releases of, or the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of, any Hazardous Material, including, without limitation, (A) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”) and the Occupational Safety and Health Act; (B) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §§6901 et seq., (“RCRA”); (C) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (D) the Clean Air Act (42 U.S.C. §§ 7401 et seq.); (E) the Federal Water Pollution Control Act (33 U.S.C. I 1251 et seq.); (F) the Toxic Substances Control Act (15 U.S.C. I 2601 et seq.); (G) the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.); (H) the Safe Drinking Water Act (41 U.S.C. I 300f et seq.); (I) any state, county, municipal or local Laws similar or analogous to the federal Laws listed in parts (A)-(H) of this subparagraph; (J) any amendments to the Laws listed in parts (A)-(I) of this subparagraph; (K) any Laws or orders adopted pursuant to or implementing the Laws listed in parts (A)-(J) of this subparagraph; and (L) any other Law or order in effect relating to environmental protection.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute.

“ERISA Affiliate” means any entity which together with any Person would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Governmental Entity” means any domestic or foreign, transnational, national, federal, state, county, municipal or local government, or any other domestic or foreign governmental, regulatory or administrative authority, or any agency, board, department, commission, court, tribunal or instrumentality thereof.

“Hazardous Materials” means any pollutant, contaminant, waste, chemical, compound, substance or material, including, without limitation, RCRA hazardous wastes, CERCLA hazardous substances, any petroleum or petroleum product or by-product and any constituents thereof, urea formaldehyde insulation, mold, lead in paint or drinking water, radon, polychlorinated biphenyls (PCBs), or asbestos or asbestos-containing material, defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (i) (A) indebtedness for borrowed money, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all letters of credit issued for the account of such Person; (D) all obligations of the Person for the deferred purchase price of property or services; (E) all obligations of the Person as lessee under leases that have been or should be, in accordance with GAAP, classified as capital leases; (F) all obligations of the Person as lessee under any lease (including leases that may be terminated by lessee at any time) of any property (whether real, personal or mixed) that is not a capital lease in accordance with GAAP but in respect of which the lessee retains or obtains ownership of the property so leased for federal income tax purposes; and (ii) indebtedness for borrowed money of any other Person guaranteed, directly or indirectly, in any manner by such Person; provided, however, that Indebtedness shall not be deemed to include (A) any accounts payable or trade payables incurred in the ordinary course of business of such Person, or (B) any intercompany indebtedness between any Person and any direct or indirect wholly owned Subsidiary of such Person or between any direct or indirect wholly owned Subsidiaries of such Person.

“Intellectual Property” means all Trademarks, Patents, Copyrights, Trade Secrets, service marks, service mark rights, computer programs, and any other proprietary intellectual property rights, wherever existing worldwide.

“Judgment” means any applicable administrative decision or award, injunction, quasi-judicial decision or award, ruling, writ, judgment, order or decree of any Governmental Entity.

“Labor Laws” means any applicable Law relating to employment standards, employee rights, health and safety, labor relations, workplace safety and insurance and/or pay equity.

“Law” means any applicable statute, code, rule, regulation, ordinance, Judgment, law (including common law) or other pronouncement of any Governmental Entity having the effect of law.

“NYSE” means the New York Stock Exchange.

“Parent Confidentiality Agreement” means that certain letter agreement between Parent and Company dated February 21, 2007.

“Parent Credit Agreement” means the Amended and Restated Credit Agreement, dated as of April 14, 2006, by and among Parent, as borrower, the guarantors named therein, Deutsche Bank Trust Company Americas, as administrative agent and as syndication agent, the financial institutions identified therein as lenders, and Deutsche Bank Securities Inc., as sole book running manager and sole lead arranger, as amended by each of that certain First Letter Amendment dated as of June 16, 2006, and that certain Second Letter Amendment dated as of February 16, 2007, and any amendments, supplements or modifications thereto not prohibited by Section 6.2.

“Parent Disclosure Letter” means the disclosure letter of Parent referred to in Article V.

“Parent Material Adverse Effect” means any effect, development, change, event or circumstance that, individually or in the aggregate with all other changes, effects, developments, events and circumstances, has, or reasonably could have, a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or liabilities of Parent and its Subsidiaries, taken as a whole, other than any change, event or circumstance arising out of: (i) general economic, legal, regulatory or political conditions in the United States of America; (ii) conditions generally affecting the industries in which Parent and its Subsidiaries operate (provided, that the impact on Parent and its Subsidiaries taken as a whole is not materially disproportionate to the impact on other similarly situated entities); (iii) the announcement or pendency of the Merger or the entry into this Agreement or any agreement contemplated hereunder and the consummation of the transactions contemplated hereby including, but not limited to, the impact thereof on or with respect to its relationship, contractual or otherwise, with Parent or any of its Subsidiaries’ clients, affiliates, licensors, independent contractors, employees, agents or representatives; (iv) Parent’s performance of its obligations under this Agreement and compliance with the covenants set forth herein; (v) any decrease in the market price of Parent Common Stock in and of itself (but not any change, event or circumstance that may be underlying such decrease to the extent that such change, event or circumstance would otherwise constitute a Parent Material Adverse Effect); (vi) any change in the securities markets generally (provided, that the impact on Parent is not materially disproportionate to the impact on other similarly situated entities); (vii) the commencement or escalation of a war or armed hostilities or the occurrence of acts of terrorism or sabotage (provided, that the impact on Parent is not materially disproportionate to the impact on other similarly situated entities); or (viii) compliance with the requirements of changes in Law or GAAP or any interpretation thereof.

“Parent Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, incentive, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, deferred compensation, medical, life insurance, disability, fringe benefit, supplemental executive retirement, severance or other benefit plans, programs, policies, practices, trusts or arrangements, and all material employment, termination, severance, change in control, compensation or other Contracts or agreements, to which Parent or any of its ERISA Affiliates is a party, or which are sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates and any material Contracts, arrangements or agreements between Parent or any of its ERISA Affiliates and any current or former employee, director or consultant of Parent or of any of its Subsidiaries, including any Contracts, arrangements or agreements relating to a change in control of Parent; provided, however, that the term “Parent Plans” shall exclude any plan that is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Parent SEC Reports” means all forms, proxy statements, registration statements, reports, schedules and other documents filed, or required to be filed, by Parent with the SEC since July 1, 2004.

“Parent Stock Plans” means each of Parent’s 1990 Amended and Restated Stock Option Plan, 1993 Stock Option Plan for Outside Directors, 1998 Stock Option Plan, 2000 Stock Option Plan and 2006 Omnibus Equity Plan.

“Patents” means all patents, patent rights and patent applications, including divisions, continuations, continuations-in-part, reissues, re-examinations, and all extensions thereof, issued or pending worldwide.

“Permits” means, collectively, all applicable consents, approvals, permits, orders, authorizations, licenses and registrations from Governmental Entities.

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business and not yet due and payable or being contested in good faith by appropriate proceedings; (ii) Encumbrances for Taxes, utilities and other governmental charges that, in each case, are not yet due or payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without giving rise to any material penalty or material additional cost or liability; (iii) matters of record or registered Encumbrances affecting title to any owned or leased real property of a Person and its Subsidiaries; (iv) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not individually or in the aggregate materially and adversely affect the use of the owned or leased Parent Real Property in the case of the Parent and its Subsidiaries or the Company Real Property in the case of the Company and its Subsidiaries affected thereby as currently used in the business of such Person and its Subsidiaries; (v) Encumbrances of landlords or lessors or tenants under leases or rental agreements for amounts not yet due and payable; (vi) Encumbrances arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business generally consistent with past practice; (vii) minor defects, irregularities or imperfections of title and other Encumbrances which, individually or in the aggregate, do not materially impair the continued use (in a manner generally consistent with current use in the business of the Person and its Subsidiaries) of the asset or property to which they relate; and (viii) (A) with respect to the Company and its Subsidiaries, Encumbrances arising under the Company Credit Agreement or set forth in Section 1.1 on the Company Disclosure Letter and (B) with respect to Parent and its Subsidiaries, Encumbrances arising under the Parent Credit Agreement or as set forth in Section 1.1 on Parent Disclosure Letter.

“Person” means an association, a corporation, an individual, a partnership, a limited partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into or through the Environment or into or out of any real property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means the directors, officers, employees, agents, investment bankers, attorneys, accountants and advisors of either Parent and Merger Sub, on the one hand, or the Company, on the other hand, as the context requires.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of any Person means, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which (A) securities or other ownership interests representing more than 50% of the equity or (B) more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests and, in the case of a limited liability company, more than 50% of the managing member, as of such date, are owned, controlled or held by the applicable Person or one or more Subsidiaries of such Person. For purposes of this definition, a Subsidiary of the Company shall not include (i) any tenant in common program for which a Subsidiary of the Company serves as a managing member unless any such tenant in common program is, or should be, consolidated in the Company’s or any of its Subsidiaries’ financial statements in accordance with GAAP or (ii) any advisor or managing member or general partner of a REIT limited partnership or limited liability company unless any such advisor, managing member or general partner is or should be consolidated in the Company’s or any of its Subsidiaries’ financial statements in accordance with GAAP.

“Superior Proposal” means with respect to the Company or the Parent any bona fide Competing Proposal (provided that the applicable percentages in the definition of “Competing Proposal” shall be in excess of 50% as opposed to 20%) which such Person’s Board of Directors determines in good faith (after consultation with its financial advisors and outside counsel) is on terms that are more favorable to the holders of its common stock (other than Parent, Merger Sub and their Affiliates in the case of a Competing Proposal with respect to the Company and other than the Company and its Affiliates in the case of a Competing Proposal in respect of the Parent) than the Merger, after taking into account all relevant factors, including, but not limited to, financial terms (including any financing commitments), the conditions to the consummation thereof, the likelihood of such Competing Proposal being consummated and all other aspects of such Competing Proposal and of this Agreement.

“Tax” means any foreign, federal, state or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, estimated, employment, payroll, severance or withholding tax or other tax, duty, fee, impost, levy, assessment or charge imposed by any taxing authority, and any interest or penalties and other additions to tax related thereto.

“Tax Returns” means any return, report, declaration, information return or other document required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“Trade Secrets” means all proprietary information, confidential information, formulas, processes, data, know-how, devices or compilations of information improvements, discoveries and technical developments, wherever existing worldwide, including, but not limited to, all new and useful processes, techniques, machines, manufacturers and compositions of matter, including improvements thereto or derivatives therefrom protectable under trade secret laws.

“Trademarks” means all trademarks, trademark rights, trade names, trade name rights, service marks, brands, brand names, logos, trade dress and business names, wherever existing worldwide, together with the goodwill associated with any of the foregoing, and all registrations and applications for registration of the foregoing and registrations of Internet domain names.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, stamp, documentary or similar taxes together with any interest or other additions to tax related thereto.

Section 1.2  Additional Definitions.  For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in the identified Section:

Term	Section

Adverse Recommendation Change	6.3(d)
Aggregated Adjusted Options	3.3(a)
Aggregate Share Merger Consideration	3.1(c)
Certificate of Merger	2.3
Claim	6.7(b)
Closing	2.2
Closing Date	2.2
Code	3.2(f)
Company	Preamble
Company Common Stock	Recitals
Company Contracts	4.12(a)
Company Insiders	3.3(g)
Company Leases	4.4(b)

Term	Section

Company Multiemployer Plans	4.10(a)(ii)
Company Owned Real Property	4.4(a)
Company Real Property	4.4(c)
Company Restricted Stock	3.3(c)
Company Stock Option	3.3(a)(i)
Company Stockholder Approval	4.2(a)(ii)
Company Stockholders Meeting	6.4(a)
Company Tenant Lease	4.4(b)
Company Voting Agreements	Recitals
Continuing Employees	6.12(a)
Deposit	8.2
DGCL	2.1
DGCL Modifications	6.3
D&O Indemnitees	6.7(a)
Dissenting Shares	3.1(d)
Dissenters’ Rights Statute	3.1(d)
Effective Time	2.3
Escrow Agent	8.2
Escrow Agreement	8.2
Exchange Agent	3.2(a)
Form S-4	6.10
IRS	5.10(a)(iii)
Joint Proxy Statement	6.10
License Agreement	6.24
Merger	Recitals
Merger Sub	Preamble
New Board	2.6
Notice of Adverse Change	6.3(e)
Notice of Proposal	6.3(c)
Notice of Superior Proposal	6.3(e)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Certificate of Incorporation Amendment	5.2(a)(i)
Parent Common Stock	Recitals
Parent Contracts	5.12(a)
Parent Leases	5.4(b)
Parent Multiemployer Plans	5.10(a)(ii)
Parent Owned Real Property	5.4(a)
Parent Real Property	5.4(c)
Parent Restricted Stock	3.3(c)
Parent Stockholder Approval	5.2(a)(ii)
Parent Stockholders Meeting	6.4(b)

Term	Section

Parent Tenant Lease	5.4(b)
Parent Voting Agreements	Recitals
Payoff Letters	6.15
Per Share Merger Consideration	3.1(c)
Permanent Restraint	8.1(b)(v)
Principal Company Stockholders	Recitals
Principal Parent Stockholders	Recitals
Proxy Statement	6.10
Registration Statement	6.23
REITs	4.26
Reorganization	6.5
Restraints	7.1(d)
Surviving Corporation	2.1
TIC Interests	4.26

ARTICLE II

THE MERGER

Section 2.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger and shall become a wholly owned Subsidiary of Parent (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL. The Merger otherwise shall have the effects set forth in Section 3.1 and in the DGCL.

Section 2.2  The Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (New York Time) on a date to be specified by the parties which shall be no later than the second Business Day after satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Alston & Bird LLP, 90 Park Avenue, New York, New York 10016, unless another date or place is agreed to in writing by the parties hereto. The date upon which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.3  Effective Time.  Subject to the provisions of this Agreement, on the Closing Date or as soon as practicable thereafter, the Company shall file the certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order for the Merger to become effective. The Merger shall become effective at such time as the Certificate of Merger is accepted by the Secretary of State of Delaware or at such later date and/or time as Parent, Merger Sub and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective, being referred to herein as the “Effective Time”).

Section 2.4  Certificate of Incorporation and By-Laws.  At the Effective Time,

(a) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall by virtue of the Merger, be amended and restated in its entirety to read as the Certificate of Incorporation of the Merger Sub as in effect immediately prior to the Effective Time in the form attached hereto as Exhibit D, provided that such Certificate of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “NNN Realty Advisors, Inc.” and

(b) the By-Laws of the Merger Sub as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation in the form attached hereto as Exhibit E until thereafter changed or amended as provided by the Certificate of Incorporation of the Surviving Corporation, such By-Laws or applicable Law provided that such By-Laws shall be amended to reflect that the name of the Surviving Corporation shall be “NNN Realty Advisors, Inc.”.

Section 2.5  Directors and Officers of Surviving Corporation.  At the Effective Time, the initial directors of the Surviving Corporation shall be the persons designated on Schedule 2.5 hereto, each of such directors to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until such director’s death, resignation or removal or until such director’s successor is duly elected and qualified, as the case may be. At the Effective Time, the initial officers of the Surviving Corporation shall be the persons designated on Schedule 2.5 hereto, each of such officers to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until such officer’s death, resignation or removal or until such officer’s successor is duly elected and qualified, as the case may be.

Section 2.6  Directors and Officers of Parent.  The parties will take all action necessary such that as of the Effective Time (i) the Board of Directors of Parent shall consist of 9 members, (ii) the Board of Directors of Parent shall be classified and comprise three (3) classes of directors with such respective terms set forth on Schedule 2.6; and (iii) the composition of the Board of Directors of Parent shall be determined in accordance with Schedule 2.6 hereto (the “New Board”). The parties shall take such actions as are necessary to structure the Board of Directors of Parent and each committee thereof to satisfy applicable NYSE and SEC regulations. At the Effective Time, the initial officers of Parent shall be the persons designated on Schedule 2.6 hereto each such officer’s compensation to be on the terms set forth on Schedule 2.6, each of such officers to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until such officer’s death, resignation or removal or until such officer’s successor is duly elected and qualified, as the case may be.

Section 2.7  Rule 145.  All shares of Parent Common Stock issued pursuant to this Agreement to “affiliates” of the Company set forth on Schedule 2.7 will be subject to certain resale restrictions under Rule 145 under the Securities Act. The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing the list of affiliates included on Schedule 2.7. The Company will use its reasonable best efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each such affiliate an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 promulgated under the Securities Act. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any such affiliate and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (a) in conformity with Rule 145 or (b) in accordance with a written opinion of counsel, reasonably acceptable to Parent in form or substance, that such transfer is exempt from registration under the Securities Act.

ARTICLE III

EFFECT OF THE MERGER

Section 3.1  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Common Stock of Merger Sub.  Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock.  Each share of Company Common Stock owned by the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist and no payment shall be made with respect thereto.

(c) Conversion of Company Common Stock.  Except as otherwise provided in Sections 3.1(d) and 3.1(e), other than shares to be canceled in accordance with Section 3.1(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, that fraction (expressed as a decimal) of a share of Parent Common Stock that is equal to the Per Share Merger Consideration. For the purposes of this Agreement, “Per Share Merger Consideration” means 0.88 of a validly issued, fully paid and nonassessable share of Parent Common Stock for every one (1) share of Company Common Stock issued and outstanding immediately prior to the Effective Time subject to the proviso at the end of the immediately following sentence, and subject to adjustment only in accordance with Section 3.5. The “Aggregate Share Merger Consideration” shall equal the aggregate number of shares of Parent Common Stock to be issued (i) for Company Common Stock issued and outstanding immediately prior to the Effective Time and (ii) for restricted shares of Company Common Stock in accordance with Section 3.3, provided, however, that in no event shall the Aggregate Share Merger Consideration exceed more than 38,533,094 shares of Parent Common Stock. At the Effective Time, all shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Article III shall automatically be canceled, cease to exist and no longer be outstanding, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration and a check for any cash in lieu of fractional shares of Parent Common Stock upon the surrender of such certificate in accordance with Section 3.2(b) and in each case without interest.

(d) Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (the “Dissenters’ Rights Statute”) who did not vote in favor of the Merger or consent thereto in writing and who complies in all other respects with the Dissenters’ Rights Statute (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 3.1(c), but the holders of Dissenting Shares shall instead be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the Dissenters’ Rights Statute; provided, however, that if any such holder shall fail to perfect or otherwise shall validly waive, withdraw or lose the right to receive payment of the fair value of such Dissenting Shares under the Dissenters’ Rights Statute, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and to have become exchangeable solely for, the right to receive the Per Share Merger Consideration, without interest, as provided in Section 3.1(c). At the Effective Time, all Dissenting Shares shall automatically be canceled, cease to exist and no longer be outstanding, and each holder of a certificate that immediately prior to the Effective Time represented any Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive either payment of the fair value of such Dissenting Shares in accordance with the Dissenters’ Rights Statute or the Per Share Merger Consideration, as the case may be, upon the surrender of such certificate in accordance with Section 3.2(b). The Company shall give prompt notice to Parent of any written demands and any other instruments served pursuant to the Dissenters’ Rights Statute received by the Company relating to rights of appraisal under the Dissenters’ Rights Statute, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands or agree to do any of the foregoing. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the Dissenters’ Rights Statute shall receive payment therefor from the Surviving Corporation in accordance with the Dissenters’ Rights Statute.

(e) No fractional shares of Parent Common Stock shall be issued in the Merger, and fractional share interests of Parent Common Stock shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 3.1(e), the fractional shares of Parent Common Stock of a single record holder shall be determined after aggregating all certificates and shares of such holder and calculations shall be rounded to five decimal places. Each holder who would otherwise be entitled to receive fractional shares of Parent Common Stock but for this Section 3.1(e) shall be entitled to receive, in lieu thereof, an amount in cash equal to the product of (i) the number of such fractional shares of Parent Common Stock held by such holder and (ii) the closing price of Parent Common Stock on the NYSE on the trading day immediately prior to the Closing Date.

Section 3.2  Payment to Company Stockholders.

(a) The Company shall appoint Computershare Investor Services L.L.C. to be the Company’s exchange agent (the “Exchange Agent”) for the purpose of exchanging the Per Share Merger Consideration for certificates formerly representing Company Common Stock. Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent Parent Common Stock in an amount equal to the Aggregate Share Merger Consideration to be paid in respect of all shares of Company Common Stock outstanding immediately prior to the Merger and authorize the Exchange Agent to deliver shares of Parent Common Stock upon the exchange of certificates formerly representing Company Common Stock therefor. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of Company Common Stock immediately prior to the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates formerly representing Company Common Stock to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Per Share Merger Consideration shall be entitled to receive, upon surrender to the Exchange Agent of a certificate formerly representing Company Common Stock, together with a properly completed letter of transmittal, the Per Share Merger Consideration without interest, payable for each share of Company Common Stock formerly represented by such certificate. Until so surrendered or transferred, as the case may be, each such certificate shall represent after the Effective Time for all purposes only the right to receive such Per Share Merger Consideration.

(c) If any portion of the applicable Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered certificate formerly representing Company Common Stock is registered, it shall be a condition to such payment that (i) either such certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock or of certificates formerly representing shares of Company Common Stock. Subject to the limitation set forth in Section 3.2(e), if, after the Effective Time, certificates formerly representing Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth, in this Section 3.2.

(e) Any portion of the Aggregate Share Merger Consideration deposited with the Exchange Agent pursuant to Section 3.2(a) that remains unclaimed by the holders of Company Common Stock on the first anniversary of the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged certificates formerly representing Company Common Stock for the Per Share Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent and the Surviving Corporation for payment of the Per Share Merger Consideration in respect of such certificates formerly representing Company Common Stock. Notwithstanding the foregoing, Parent, the Surviving Corporation and the Exchange Agent shall not be liable to any holder of certificates formerly representing Company Common Stock for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any certificates formerly representing Company Common Stock have not been surrendered prior to the date on which any Per Share Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 3.2(g) in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity, any Per Share Merger Consideration, dividends or distributions in respect of such certificate shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f) Parent, the Surviving Corporation and/or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Surviving Corporation and/or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding were made.

(g) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any certificate formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof until the surrender of such certificate in accordance with this Article III. Subject to applicable Law, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender, and a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Common Stock.

Section 3.3  Treatment of Options and Restricted Stock.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock then outstanding under the Company Stock Plan, or any other stock option or compensation plan, arrangement or agreement of the Company (a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to purchase shares of Company Common Stock and shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as applied to each such Company Stock Option immediately prior to the Effective Time (including, without limitation, the same vesting conditions), the number of whole shares of Parent Common Stock that is equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Per Share Merger Consideration (rounded to the nearest whole share), at an exercise price per share of Parent Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time divided by the Per Share Merger Consideration; provided that in no event shall the number of shares of Parent Common Stock subject to such Adjusted Options exceed 717,024 (the “Aggregate Adjusted Options”), and, provided, further, that the exercise price and the number of shares of Parent Common Stock subject to such Adjusted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(b) Prior to the Effective Time, Parent shall take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Parent Common Stock to provide for the satisfaction of its obligations, if any, with respect to the Adjusted Options. As soon as practicable following the Effective Time,

Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Adjusted Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and to maintain the current status of the prospectus or prospectuses contained therein) for so long as such Adjusted Options remain outstanding.

(c) At the Effective Time, any restrictions on transfer and/or forfeiture with respect to Company Common Stock issued and outstanding on the date immediately preceding the date hereof that is held by the individuals listed on Annex A hereto in such amounts set forth next to such person’s name and that is restricted under the Company Stock Plan or any other stock or compensation plan, agreement or arrangement of the Company shall, with no further action on the part of the Company or the holder thereof, terminate or lapse; and such shares of Company Common Stock thereon shall fully vest and be automatically converted into the right to receive the Per Share Merger Consideration on terms and conditions set forth in Section 3.2;

(d) If any shares of Company Common Stock are issued on or after the date hereof, and such shares are outstanding immediately prior to the Effective Time and are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased upon any termination of the stockholders’ employment, directorship or other relationship with the Company (and/or any Subsidiary of the Company), under the terms of any agreement with the Company (and/or any Subsidiary of the Company ), that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Merger, then with respect to such shares of Company Common Stock (“Company Restricted Stock”), the shares of Parent Common Stock issued upon the conversion of such shares in the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time (“Parent Restricted Stock”), and the certificates representing such shares of Parent Restricted Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions.

(e) If any shares of Parent Common Stock are outstanding immediately prior to the Effective Time and are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased upon any termination of the stockholders’ employment, directorship or other relationship with the Parent (and/or any Subsidiary of Parent), under the terms of any agreement with Parent (and/or any Subsidiary of Parent), that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Merger, then with respect to such shares of Parent Common Stock, such shares will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time.

(f) Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Stock Options immediately prior to the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the agreements formerly representing the right to purchase Company Common Stock pursuant to exercise of a Company Stock Option to the Exchange Agent) for use in such exchange for Adjusted Options.

(g) As of the Effective Time, Parent shall assume the obligations and succeed to the rights of the Company under the Company Stock Plan with respect to the Adjusted Options and the Parent Restricted Stock. All contractual restrictions or limitations on transfer with respect to the Company Stock Options and the Company Restricted Stock, to the extent that such restrictions shall not have already lapsed (whether as a result of the Merger or otherwise), and except as otherwise expressly provided in the Company Stock Plan or contact or agreement with the Company, shall remain in full force and effect with respect to the Adjusted Options and the Parent Restricted Stock from and after the Merger.

(h) Upon the lapsing of restrictions on shares of Parent Restricted Stock, Parent and/or the Exchange Agent shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld with respect to such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent and/or the Exchange Agent such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.

(i) The compensation committee of Parent shall adopt a resolution in advance of the Effective Time providing that the receipt by Company Insiders (as defined below) of Parent Common Stock or other equity securities of Parent pursuant to the Merger or other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. For purposes of this Section 3.3(i), “Company Insiders” means those officers and directors of the Company who will become subject to the reporting requirements of Section 16(a) of the Exchange Act as insiders of Parent in conjunction with the Merger.

Section 3.4  Lost Certificates.  If any certificate formerly representing Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed certificate, the Per Share Merger Consideration to be paid in respect of Company Common Stock represented by such certificate, as contemplated by this Article III.

Section 3.5  Adjustments.

(a) If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Common Stock shall occur (other than pursuant to the exercise of stock options or warrants or upon the vesting of restricted securities, in each case, that are outstanding on the date hereof and pursuant to their terms in existence on the date hereof) by reason of any reclassification, recapitalization, stock split or reverse stock split of Company Common Stock, or stock dividend thereon with a record date during such period, the Per Share Merger Consideration shall be appropriately adjusted.

(b) If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Parent Common Stock shall occur (other than pursuant to the exercise of stock options or warrants or upon the vesting of restricted securities, in each case, that are outstanding on the date hereof and pursuant to their terms in existence on the date hereof) by reason of any reclassification, recapitalization, stock split or reverse stock split of Parent Common Stock, or stock dividend thereon with a record date during such period, the Per Share Merger Consideration shall be appropriately adjusted.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In connection with the execution and delivery of this Agreement, the Company has delivered to Parent and Merger Sub the Company Disclosure Letter, with numbering corresponding to the Sections or subsections of this Article IV (or other relevant Sections or subsections). Any exception, qualification or limitation described in any provision, section or subsection of the Company Disclosure Letter with respect to a particular representation or warranty in this Article IV shall be deemed to be an exception, qualification or limitation with respect to any other representation or warranty contained in this Article IV to the extent that its relationship thereto is reasonably apparent on its face. Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1  Corporate Status.  Each of the Company and its Subsidiaries is duly incorporated or otherwise organized, validly existing and in good standing under the Laws of its governing jurisdiction and each has all requisite corporate or other power and authority to (a) carry on its business as it is now being conducted, (b) to own or use the properties and assets that it purports to own and use, (c) perform its obligations under all Company Contracts and is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had and would not reasonably be expected to have a Company Material Adverse Effect. The copies of the Certificate of Incorporation of the Company and the By-Laws of the Company, which were previously furnished or made available to Parent, are true, complete and correct copies of such documents as in effect on the date of this Agreement. The Company has made available to Parent complete and correct copies of (i) the minutes of its most recent meeting of stockholders and (ii) the minutes of the meetings of the Board of Directors of the Company for the immediately preceding twelve (12) month period, other than those minutes relating to the transactions contemplated by this Agreement or any alternatives thereto considered by the Board of Directors of the Company or any matters subject to attorney-client privilege or the disclosure of which is limited by applicable Law. The Company is not in violation of its Certificate of Incorporation or By-Laws.

Section 4.2  Authorization; Noncontravention.

(a) Authorization.

(i) The Company has all necessary power and authority to execute and deliver this Agreement and the Escrow Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby subject to the receipt of Company Stockholder Approval (as defined in Section 4.2(a)(ii)) and the filing and recordation of the appropriate documents with respect to the Merger in accordance with the DGCL. At a meeting duly called and held, the Board of Directors of the Company, has (A) adopted resolutions adopting and declaring advisable this Agreement and the Escrow Agreement and the Merger and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (B) determined that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and the Escrow Agreement and consummate the Merger and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (C) directed that the adoption of this Agreement be submitted to a vote at a meeting of stockholders of the Company; (D) resolved, subject to Section 6.3 and their fiduciary duties, to recommend that the stockholders of the Company adopt this Agreement; and (E) approved the Parent’s entering into the Company Voting Agreements, including for purposes of Section 203 of the DGCL.

(ii) The Company’s execution, delivery and performance of this Agreement and the Escrow Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company or vote of holders of any class or series of capital stock of the Company is necessary to authorize this Agreement or the Escrow Agreement or to consummate the transactions contemplated hereby or thereby, other than the adoption of this Agreement by an affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders Meeting or any adjournment or postponement thereof (“Company Stockholder Approval”). This Agreement and the Escrow Agreement have been duly executed and delivered by the Company and subject, solely with respect to the consummation of the Merger, to the receipt of the Company Stockholder Approval, and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) No Conflict.  Except as set forth in Section 4.2(b) of the Company Disclosure Letter, the execution and delivery of this Agreement and the Escrow Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Escrow Agreement will not, directly or indirectly, contravene, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation under any provision of (i) the Certificate of Incorporation of the Company, the By-Laws of the Company or the comparable organizational documents of any of its Subsidiaries, (ii) any resolutions adopted by the Board of Directors or the stockholders of the

Company or any of its Subsidiaries, or (iii) subject to the filings and other matters referred to in the immediately following sentence, (A) any Contract to which the Company or any of its Subsidiaries is a party or by which any of its or their respective assets are bound or (B) any Law or Judgment, in each case applicable to the Company or any of its Subsidiaries or its or their respective assets, other than, in the case of this clause (iii), any such conflicts, violations, defaults, rights, losses, amendments that (x) have not had and would not reasonably be expected to have a Company Material Adverse Effect or (y) would not materially impair the Company’s ability to perform its obligations under this Agreement or the Escrow Agreement or consummate the transactions contemplated hereby or thereby. No Permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the Escrow Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement or the Escrow Agreement, except for (I) the filing of a premerger notification and report form by the Company and the termination or expiration of any waiting periods under the HSR Act, (II) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (III) such Permits, orders or authorizations of or registrations, declarations or filings with and notices the failure of which to be obtained or made (x) has not and would not reasonably be expected to have a Company Material Adverse Effect or (y) would not reasonably be expected to materially impair the Company’s ability to perform its obligations under this Agreement or the Escrow Agreement or consummate the transactions contemplated hereby or thereby.

Section 4.3  Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 95,000,000 shares of Company Common Stock, of which 41,943,073 shares are issued and outstanding as of the date hereof and (ii) 5,000,000 shares of preferred stock, stated value $0.01 per share, of which none are issued and outstanding as of the date hereof. As of the date hereof, there are 814,800 shares of Company Common Stock subject to outstanding options to acquire shares of Company Common Stock pursuant to the Company Stock Plan and 326,668 shares of Company Common Stock subject to outstanding restricted stock awards under the Company Stock Plan. Each outstanding share of Company Common Stock is duly authorized, validly issued, fully paid and nonassessable. Except as set forth above or as expressly contemplated by this Agreement, as of the date hereof, there are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Company Common Stock or other rights, agreements or commitments to which the Company is a party or issued by the Company relating to the capital stock of the Company or obligating the Company to issue or sell or otherwise transfer shares of capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, or (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire shares of capital stock of the Company or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the company (but only to the Company’s knowledge with respect to any such agreements to which the Company is not a party).

(b) Section 4.3(b) of the Company Disclosure Letter sets forth as of the date hereof a list of all Subsidiaries of the Company, including each such Subsidiary’s name, its jurisdiction of incorporation or organization, where it is qualified to do business as a foreign corporation or organization and the percentage of its outstanding capital stock or equity interests owned by the Company or a Subsidiary of the Company (as applicable). All of the shares of outstanding capital stock or equity interests of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable, and are held of record and beneficially owned by the Company or a Subsidiary of the Company (as applicable), free and clear of any Encumbrances other than Permitted Encumbrances. There are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, or other rights, agreements or commitments, in each case, relating to the capital stock or equity interests of the Subsidiaries of the Company or obligating the Company or its Subsidiaries to issue or sell or otherwise transfer shares of the capital stock or equity interests of the Subsidiaries of the Company or any securities convertible into or exchangeable for any shares of capital stock or equity interests of the Subsidiaries of the Company, or (ii) outstanding obligations of the Subsidiaries of the Company or the Company to repurchase, redeem or otherwise acquire shares of their respective capital stock or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Subsidiaries of the Company (but only to the Company’s knowledge with respect to any such agreements to which the Company is not a party).

(c) Other than as set forth in Section 4.3(c) of the Company Disclosure Letter and other than the Subsidiaries of the Company, there are no Persons in which any of the Company or its Subsidiaries owns any equity, membership, partnership, joint venture or other similar interest.

(d) The copies of the organizational and governing documents of each Subsidiary of the Company, all of which were previously furnished or made available to Parent, are true, complete and correct copies of such documents as in effect on the date of this Agreement. No Subsidiary of the Company is in violation of its organizational and governing documents.

Section 4.4  Real Property.

(a) Section 4.4(a) of the Company Disclosure Letter sets forth a list of all real property owned by the Company or any of its Subsidiaries as of the date hereof (collectively, the “Company Owned Real Property”). The Company or one of its Subsidiaries has good and marketable title in fee simple, free and clear of Encumbrances (except as set forth in Section 4.4(a) of the Company Disclosure Letter and other than Permitted Encumbrances), to the Company Owned Real Property. As of the date hereof, with respect to each such parcel of Company Owned Real Property, except as set forth in Section 4.4(a) or 4.4(b) of the Company Disclosure Letter: (i) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting any Person the right of use or occupancy of, or the right to consent to the use or occupancy of, any portion of such parcel; (ii) there are no outstanding rights of first refusal, rights of first offer or options to purchase such parcel or any interest therein; and (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation proceedings.

(b) Section 4.4(b) of the Company Disclosure Letter sets forth a list as of the date hereof, of (x) all leases, subleases, licenses or other occupancy agreements (the “Company Leases”) pursuant to which the Company or any of its Subsidiaries holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property and (y) existing leases, subleases, licenses or other occupancy agreements to which the Company or any of its Subsidiaries is a party as landlord or lessor thereunder or by which the Company or any of its Subsidiaries is bound as landlord or lessor thereunder (each, a “Company Tenant Lease”). The Company has provided copies of all Company Leases, all Company Tenant Leases and all modifications, supplements or amendments to the Company Leases and the Company Tenant Leases. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Lease and Company Tenant Lease (i) constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto; (ii) assuming such Company Lease is a legal, valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against the Company or the Subsidiary of the Company party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity). Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company or its Subsidiaries is in breach or default under any Company Lease and (ii) to the Company’s knowledge, none of the landlords or sublandlords under any Company Lease is in material breach or default of its obligations under such Company Lease. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries enjoy peaceful and undisturbed possession under each Company Lease.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect or otherwise set forth in Section 4.4(c) of the Company Disclosure Letter, (i) the present use of the Company Owned Real Property, the Company Leases and the Company Tenant Leases (collectively, the “Company Real Property”) does not violate any restrictive covenant, municipal by-law or other Law or agreement that in any way restricts, prevents or interferes in any material respect with the continued use of the Company Real Property for which it is used in the business of the Company and its Subsidiaries as of the date hereof (other than Permitted Encumbrances); and (ii) no condemnation, eminent domain or similar proceeding exists or is pending or, to the Company’s knowledge, threatened with respect to or that could affect any Company Real Property.

Section 4.5  Intellectual Property.

(a) The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property listed on Section 4.5(a) of the Company Disclosure Letter and, other than as set forth on Section 4.5(a) of the Company Disclosure Schedule, all other Intellectual Property that is necessary for the conduct of the business of the Company and its Subsidiaries, as such business is conducted in the ordinary course of business consistent with past practices.

(b) Other than as set forth on Section 4.5(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice of infringement of, or challenge to, Intellectual Property owned by, licensed to, or sublicensed by the Company and its Subsidiaries, and to the Company’s knowledge, there are no claims pending with respect to the rights of others to the use of any material Intellectual Property owned by or sublicensed by the Company, including, but not limited to, the Intellectual Property listed on Section 4.5(a) of the Company Disclosure Letter.

(c) Section 4.5(c) of the Company Disclosure Letter sets forth (i) a full and complete list of all Trademark applications and registrations (worldwide) owned by the Company or any of its Subsidiaries and (ii) the current owner(s) of such Trademark applications and registrations.

(d) Section 4.5(d) of the Company Disclosure Letter contains a full and complete list of all agreements granting rights in and to Trademarks owned or sublicensable by Company or any of its Subsidiaries to a third party or any Affiliate. Copies of each such agreement granting rights in and to Trademarks have been provided to Parent.

Section 4.6  Environmental Matters.

(a) The Company and its Subsidiaries have obtained all material Permits that are required under any Environmental Law for the operation of the business of the Company and its Subsidiaries as currently being conducted and their current use and operation of the Company Real Property, and all such Permits are in full force and effect and the business of the Company and its Subsidiaries is being operated in compliance therewith.

(b) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there has been no Release of any Hazardous Materials by the Company or any of its Subsidiaries at, on, under or from the Company Real Property, and (ii) neither the Company nor any of its Subsidiaries has disposed of, arranged for treatment or disposal of, or arranged for the transportation for treatment or disposal of, any Hazardous Materials at any Third Party location. None of the Company or its subsidiaries has been notified that it is potentially liable or received any requests for information or other correspondence concerning any site or facility under CERCLA or any similar Environmental Law.

(c) Except as set forth in Section 4.6(c) of the Company Disclosure Letter, to the Company’s knowledge, the Company and its Subsidiaries have operated and are operating the business of the Company and its Subsidiaries in compliance with Environmental Laws.

(d)(i) None of the Company or its Subsidiaries has received any written notice, demand letter, claim or order nor is the Company or any of its Subsidiaries aware of any unasserted notice, demand letter, claim or order, the assertion of which is probable, alleging a violation of, or liability under, any Environmental Law and (ii) none of the Company or its Subsidiaries is party to any pending Action, decree or injunction alleging liability under or violation of any Environmental Law, except in each case that, if adversely determined against the Company, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(e) Except as set forth in Section 4.6(e) of the Company Disclosure Letter, to the Company’s knowledge no building or other improvement located on the Company Real Property contains any asbestos or asbestos-containing materials.

(f) Section 4.6 of the Company Disclosure Letter contains a true, complete and accurate listing of, and the Company has delivered, or caused to be delivered, to the Parent true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, and other environmental reports and studies conducted by, at the expense of, or on behalf of the Company or that are otherwise in the Company’s possession with respect to the Company Real Property.

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect or set forth in Section 4.6 of the Company Disclosure Letter, the Company and its Subsidiaries have operated and are operating the business of the Company and its Subsidiaries in compliance with all applicable laws relating to employee health and safety; and the Company and its Subsidiaries have not received any notice that past or present conditions of the Company Real Property violate any applicable legal requirements or otherwise can be made the basis of any claim, citations, proceeding, or investigation, based on or related to violations of employee health and safety requirements.

Section 4.7  Legal Proceedings.  Except as set forth on Schedule 4.7 of the Company Disclosure Letter, there are no Actions pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their respective properties or any of their respective officers, employees or directors in their capacity as such, which if adversely determined, would have or would reasonably be expected to have a Company Material Adverse Effect. There are no Actions pending, or to the Company’s knowledge, threatened against the Company or any of its Subsidiaries which (i) seek material injunctive relief or otherwise seek to enjoin the business or operations of the Company or any of its Subsidiaries, (ii) seek to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as operated immediately prior to the date of this Agreement or (iii) would materially impair the Company’s ability to perform its obligations under this Agreement or challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of the transactions contemplated hereby. None of the Company or any of its Subsidiaries is subject to any Judgment which has had or would reasonably be expected to have a Company Material Adverse Effect or would materially impair the Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.8  Taxes.  Except for matters which would have not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable Laws; (ii) the Company and its Subsidiaries have paid all Taxes due and payable (other than Taxes which are being contested in good faith), and, as of the time of filing, the Company’s Tax Returns were true, correct and complete; (iii) the charges, accruals and reserves for Taxes with respect to the Company and each of its Subsidiaries as reflected on the Company’s audited consolidated balance sheet for the year ended December 31, 2006 included in the Company Financial Statements are adequate under GAAP to cover the liabilities for Taxes accrued through the date thereof; (iv) there is no action, suit, proceeding, audit or claim now proposed or pending against the Company or any of its Subsidiaries in respect of any Taxes; (v) neither the Company nor any of its Subsidiaries is party to, bound by or has any obligation under, any Tax sharing agreement or similar contract or arrangement or any agreement that obligates any of them to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person; (vi) there are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes on any of the assets or properties of the Company or any of its Subsidiaries; (vii) neither the Company nor any of its Subsidiaries (I) is, or has been, a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company was the common parent and (II) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (viii) no consent under Section 341(f) of the Code has been filed with respect to the Company or any of its Subsidiaries; (ix) all limited liability companies in which the Company holds an interest are either treated as not existing or are pass through entities for federal income tax purposes; and (x) during the five years prior to the date hereof, neither the Company nor any Subsidiary has been a party to a transaction described in Section 355 of the Code.

Section 4.9  Labor.  Since July 1, 2005 there has not been any work stoppage, slowdown, lockout, employee strike or, to the Company’s knowledge, since such date none of the foregoing has been threatened, by or between the Company or any of its Subsidiaries and their respective employees. Except as set forth in Section 4.9 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries are a party to or bound by, any collective bargaining agreement or other labor related agreement with a labor union or labor organization. The Company and its Subsidiaries are operating the business of the Company and its Subsidiaries in compliance with all Labor Laws other than non-compliance which has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.10  Employee Benefit Plans.

(a) (i) Section 4.10(a)(i) of the Company Disclosure Letter lists the Company Plans.

(ii) Section 4.10(a)(ii) of the Company Disclosure Letter lists each “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) which is or has been contributed to by the Company or any of its ERISA Affiliates at any time during the six-year period ending on the date of this Agreement or as to which the Company or any of its ERISA Affiliates has any direct or indirect liability (the “Company Multiemployer Plans”).

(iii) The Company has made available to Parent true, correct and complete copies (or to the extent no such copy exists, an accurate description of the material features) of (A) such Company Plans and, to the extent in the Company’s possession, each Company Multiemployer Plan, and (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), if any, with respect to each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan.

(b) Each Company Plan has been operated and administered in all material respects in accordance with the requirements of all applicable Laws, including ERISA and the Code. As of the date hereof, no Action is pending or, to the Company’s knowledge, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) and, to the Company’s knowledge, no fact or event exists that would give rise to any such Action.

(c) Each Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and each trust established in connection with any Company Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Company’s knowledge, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Plan or the exempt status of any such trust.

(d) None of the Company Plans are subject to Title IV of ERISA. Neither the Company nor any ERISA Affiliate has any liability under Title IV of ERISA.

(e) Neither the Company nor any of its ERISA Affiliates, and to the Company’s knowledge no other Person, has engaged in any transaction or acted or failed to act in any manner that would subject the Company or any of its ERISA Affiliates to any liability for breach of fiduciary duty under ERISA.

(f) None of the Company Plans provides retiree medical, health or life insurance or any other welfare-type benefits for current or future retired or terminated employees of the Company or its Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Code Section 4980B).

(g) Except as listed in Section 4.10(g) of the Company Disclosure Letter, the transactions contemplated hereby (either alone or in conjunction with any other event) (including a termination of employment on or following the Effective Time) will not entitle any current or former employee, officer or director of or individual providing consulting services to the Company or any of its Subsidiaries to any amount of compensation or benefits (whether in cash or property) or increase the amount thereof or trigger or accelerate the time of payment, vesting or funding thereof.

(h) Except as listed in Section 4.10(h) of the Company Disclosure Letter, no amount, increase, trigger or acceleration referred to in Section 4.10(g) (whether or not disclosed in Section 4.10(g) of the Company Disclosure Letter) would (i) be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or (ii) not be deductible under Section 162(a)(1) or 404 of the Code.

(i) Section 4.10(i) of the Company Disclosure Letter sets forth each of the supplemental retirement, nonqualified deferred compensation and excess benefit plans and agreements (and all amendments thereto) to which the Company or any of its Subsidiaries is a party, listing all persons participating in each such plan or agreement and stating the benefits accrued under each such plan or agreement by each such person. The Company has provided to Parent a true, correct and complete copy of each such plan or agreement (and all amendments thereto). Such agreements and arrangements have been operated in accordance with a good faith interpretation of Code Section 409A.

Section 4.11  Compliance with Laws.  Each of the Company and its Subsidiaries is operating its business in compliance with all applicable Laws (including any zoning or building ordinance, code or approval) except to the extent any non-compliance with such Laws has not and would not reasonably be expected to have a Company Material Adverse Effect. All Permits required to conduct the business of the Company and its Subsidiaries as currently conducted have been obtained by one or more of the Company or its Subsidiaries and all such Permits are in full force and effect and the business of the Company and its Subsidiaries is being operated in compliance therewith except for such Permits the failure of which to possess or be in full force and effect or to be complied with has not had and would not reasonably be expected to have a Company Material Adverse Effect (except that this sentence shall not apply to any Permits which are covered by Section 4.6 or 4.9).

Section 4.12  Company Contracts.

(a) Section 4.12(a) of the Company Disclosure Letter identifies Contracts in effect as of the date of this Agreement to which any of the Company or its Subsidiaries is a party or by which any of them is otherwise expressly bound, in the categories listed below (collectively, the “Company Contracts”):

(i) any partnership or joint venture Contract;

(ii) any employment, consulting or similar Contract requiring payment by the Company or any of its Subsidiaries of base annual fees or compensation in excess of $500,000 to any individual;

(iii) any Contract containing a covenant not to compete or similar covenant that impairs in any material respect the ability of the Company or its Subsidiaries to freely conduct the business of the Company and its Subsidiaries in any geographic area or in any line of business which is not cancelable (without penalty or giving rise to any penalty or additional liability or cost) within 30 days;

(iv) any Contract evidencing Indebtedness (other than Indebtedness incurred or obligations to pay rent or other amounts under any lease of real property or personal property which obligations are required to be classified as capital leases in accordance with GAAP);

(v) any Contract providing for capital expenditures or the acquisition or construction of fixed assets which requires payments by any of the Company or its Subsidiaries in excess of $1,000,000 any year;

(vi) any Contract for the sale or other transfer directly or indirectly of Company Owned Real Property or other material tangible assets having a fair market value in excess of $15,000,000 that has not yet been consummated;

(vii) any distribution, supply, vendor, inventory purchase, sales agency or advertising Contract (other than purchase orders entered into in the ordinary course of business generally consistent with past practice) involving annual expenditures by any of the Company or its Subsidiaries in excess of $1,000,000 which is not cancelable (without giving rise to any penalty or additional liability or cost) within one year;

(viii) any Contract with an Affiliate of the Company (other than Contracts described in clause (ii) above);

(ix) any derivative and/or hedging Contract;

(x) any Contract with any Governmental Entity having an aggregate value in excess of $1,000,000;

(xi) any power of attorney or agency agreement pursuant to which a Person other than an authorized representative of the Company or a Subsidiary is granted the authority to act for or on behalf of the Company or such Subsidiary, or the Company or such Subsidiary is granted the authority to act on behalf of any Person;

(xii) (A) any other Contract (excluding Company Leases), not otherwise covered by clauses (i) through (xi) of this Section 4.12(a), that requires payments by the Company or its Subsidiaries in excess of $1,000,000 during any one year and (B) is not cancelable on 90 days, or less notice; and

(xiii) any written commitment (including any letter of intent or memorandum of understanding) to enter into any agreement of the type described in clauses (i) through (xii) of this Section 4.12(a).

(b) Each Company Contract, assuming such Company Contract is a legal, valid and binding obligation of and enforceable against the other parties thereto in accordance with its terms, constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto and is enforceable against the Company or such Subsidiary, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity). None of the Company or its Subsidiaries and, to the Company’s knowledge, no other party to a Company Contract is in breach or default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a breach or default under) any Company Contract.

Section 4.13  Company Financial Statements.

(a) The Company has delivered to Parent copies of the following financial statements (collectively, the “Company Financial Statements”), copies of which are annexed hereto as Schedule 4.13, all of which are true, accurate and correct and have been prepared in good faith from the books and records of the Company in conformity with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the dates thereof and for the periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to immaterial normal year-end adjustments):

(i) Audited consolidated balance sheets, and related consolidated statements of operations, stockholders’ equity and cash flows (including the notes thereto) of the Company and its Subsidiaries as at December 31, 2006, December 31, 2005 and December 31, 2004 and for the periods then ended; and

(ii) Unaudited consolidated balance sheet and related statements of operation of the Company and its Subsidiaries as of March 31, 2007 and for the three month period then ended.

(b) The Company has designed and maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company has disclosed to Company’s auditors and the audit committee of Company’s Board of Directors (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

(c) Except as set forth on or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006 included the Company Financial Statements for the year ended December 31, 2006, including the notes thereto, none of the Company or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise or in excess of amounts specifically reserved against in such consolidated balance sheet), except for liabilities or obligations (i) incurred since December 31, 2006 in the ordinary course of business generally consistent with past practice; (ii) that have not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) to be incurred in connection with the transactions contemplated hereby; or (iv) incurred to the extent permitted pursuant to Section 6.1(d).

Section 4.14  Absence of Certain Changes.   Since December 31, 2006 until the date hereof, there has not occurred any change, event or circumstance that has had or would be reasonably expected to have a Company Material Adverse Effect. Except as expressly contemplated by this Agreement or set forth in Section 4.14 of the Company Disclosure Letter, since December 31, 2006 until the date hereof, the Company and its Subsidiaries have conducted their business in the ordinary course generally consistent with past practices in all material respects and none of the Company or its Subsidiaries has:

(a) amended its Certificate of Incorporation, By-Laws or other organizational documents;

(b) adopted a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c) (i) issued, sold, transferred, or otherwise disposed of any shares of its capital stock, or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) granted or issued any options, warrants, securities or rights that are linked to the value of the Company Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) declared, set aside or paid any dividend or other distribution with respect to any shares of its capital stock, or (iv) redeemed, purchased or otherwise acquired any shares of its capital stock or any rights, warrants or options to acquire any such shares or effected any reduction in capital, except (with respect to clauses (i) through (iv) above) for: (A) issuances of capital stock of the Company’s Subsidiaries to the Company or a wholly owned Subsidiary of the Company, (B) issuances of shares of Company Common Stock upon exercise of employee stock options, upon vesting of restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Company Plans or the Company Stock Plan and (D) dividends or distributions by any Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company;

(d) entered into or consummated any transaction involving the acquisition (including, without limitation, by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person for consideration to such Person in excess of $500,000 (other than purchases of inventory or acquisitions of real property, fixtures and equipment in the ordinary course of business generally consistent with past practice);

(e) sold, leased, licensed or otherwise disposed of any fixed assets or personal property for consideration in excess of $500,000, (i) except pursuant to existing Contracts, (ii) for sales of inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice, or (iii) pursuant to any Company Tenant Leases; or

(f) changed any of its material accounting policies or practices, except as required as a result of a change in GAAP or the rules and regulations of the SEC.

Section 4.15  Insurance.  Section 4.15 of the Company Disclosure Letter sets forth each insurance policy (specifying the insurer, the type of insurance and the policy number) maintained by the Company and its Subsidiaries on their respective properties, assets, products, business, or personnel. The Company maintains, with reputable insurers or through self-insurance, insurance in such amounts, including deductible arrangements, and covering such risks as is customary for companies engaged in the same or similar business. All premiums payable under such insurance policies have been paid in a timely manner and the Company and its Subsidiaries have complied in all material respects with the terms and provisions of such insurance policies. All Company insurance policies are in full force and effect. Neither the Company nor any of its Subsidiaries is in default under any provisions of any such policy of insurance and neither the Company nor any of its Subsidiaries has received notice of cancellation of any such insurance. To the Company’s knowledge (i) there is no material claim pending under any Company insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of any such insurance policy or (ii) there has been no threatened termination of, or material premium increase with respect to, any such insurance policy.

Section 4.16  Brokers’ Fees.  Section 4.16 of the Company Disclosure Letter sets forth a list of all agreements with any broker, investment banker, financial advisor or other Person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has made available to Parent true and complete copies of all such agreements.

Section 4.17  Opinion of Financial Advisor.  Prior to the date hereof, the Board of Directors of the Company has received the written opinion of Lehman Brothers, financial advisor to the Board of Directors of the Company, to the effect that, as of the date of such opinion and subject to the qualifications stated therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock. The Company has made available to Parent a true and complete copy of such written opinion of Lehman Brothers.

Section 4.18  Title to Assets.  The Company and each Subsidiary has good title to, valid leasehold interests in or a valid right to use, all of their respective material assets except for (i) such assets that have been sold or otherwise disposed of in the ordinary course of business consistent with past practice. Other than as set forth in Section 4.18 of the Company Disclosure Letter, and other than assets subject to Sections 4.4 or 4.5 or assets in which the Company or any of its Subsidiaries has leasehold interest or a valid right to use, all of the material assets of the Company and its Subsidiaries are held free and clear of any Encumbrance other than Permitted Encumbrances except for Encumbrances that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.19  Company Accounting Practices.  Since December 31, 2006, (A) neither the Company nor any Subsidiaries of the Company nor, to the Company’s knowledge, any Representative of the Company or any Subsidiaries of the Company has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding improper, fraudulent or questionable accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiaries of the Company or their respective internal accounting controls relating to periods after December 31, 2006 (except for any of the foregoing received after the date of this Agreement which have no reasonable basis), and (B) to the Company’s knowledge, no attorney representing the Company or any Subsidiaries of the Company, whether or not employed by the Company or any Subsidiaries of the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006, by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or executive officer of the Company.

Section 4.20  Transactions with Insiders.  Other than (i) as set forth in Section 4.20 of the Company Disclosure Letter or, (ii) compensation or other employment arrangements entered into in the ordinary course of business, no director, officer, employee or 5% or greater stockholder of the Company or its Subsidiaries nor any member of any such officer’s, director’s, employee’s or stockholder’s immediate family is a party to any Contract with the Company or its Subsidiaries or any Affiliate of the Company or its Subsidiaries.

Section 4.21  State Takeover Laws.  Assuming the representations of Parent and the Merger Sub in Section 5.24 are true and correct, the Company has taken all necessary action to exempt the transactions contemplated by this Agreement, including without limitation, the Merger, and the Company Voting Agreements and other agreements and documents entered into by Parent, Merger Sub and their respective directors, officers and stockholders in connection with this Agreement and the Merger, from the voting requirements or other restrictions on business combinations contained in any applicable “moratorium,” “fair price,” “business combination,” “control share” or other anti-takeover Law, including Section 203 of the DGCL.

Section 4.22  Information Provided; S-1 Registration Statement.  The information concerning the Company that is supplied by or on behalf of the Company expressly for inclusion in the Form S-4 or the Joint Proxy Statement to be sent to the stockholders of Parent in connection with the Parent Stockholders Meeting and the stockholders of the Company in connection with the Company Stockholders Meeting will not, (i) on the date it is first mailed to the stockholders of Parent (ii) on the date it is first mailed to the stockholders of the Company, (iii) at the time of the Company Stockholders Meeting or (iv) at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Form S-4 or the Joint Proxy Statement or necessary in order to make the statements in the Form S-4 or the Joint Proxy Statement, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or relating to the Parent or Merger Sub which is contained in the Form S-4 or the Joint Proxy Statement. The registration statement on Form S-1 that the Company is required to file with the SEC pursuant to that certain Registration Rights Agreement dated November 16, 2006 will comply as to form in all material respects with the provisions of applicable Law and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading as of its effective date or any date thereafter.

Section 4.23  Vote Required.  The Company Stockholder Approval is the only vote of the holders of any class or series of the Company capital stock necessary to adopt this Agreement.

Section 4.24  Ownership of Parent Common Stock.  Immediately prior to the date hereof, (i) the Company does not own shares of Parent Common Stock and (ii) neither the Company nor any “affiliates” or “associates” within the last three years has owned 15% or more of the outstanding shares of Parent Common Stock in the aggregate (as such terms are defined in Section 203 of the DGCL).

Section 4.25  Release or Waiver.  The Company has not, nor has any of its Subsidiaries or any of their respective Representatives, directly or indirectly, in the past year, granted any waiver or release under any standstill, confidentiality or similar agreement with respect to any class of the Company’s equity securities or any equity securities of its Subsidiaries.

Section 4.26  TIC Interests and REIT Compliance.  Commencing with the taxable year ended December 31, 2004, each of the real estate investment trusts (“REITs”) that the Company has sponsored and/or managed has been organized and has operated in a manner intended to be in conformity with the applicable requirements for qualification and taxation as a REIT under the Code and all applicable regulations, and the currently proposed methods of operation of all such Company sponsored or managed REITs are intended to meet the requirements for qualification and taxation as a REIT under the Code. No Person, including but not limited to any taxing authority, has asserted or, to the best of the Company’s knowledge, has threatened to assert, a challenge as to the status of any such REIT sponsored and/or managed by the Company, or non-compliance with the Code or any applicable regulations of any such REIT managed and/or sponsored by the Company. Commencing with the Company’s taxable year ended December 31, 2004, in connection with each of the offerings for sale of tenant in common interests (“TIC Interests”) in various real estate properties that the Company has sponsored, the Company has received an opinion of counsel providing that the purchase of TIC Interests either (x) “more likely than not” may, or (y) “should” be treated as the purchase of undivided interests in real property for purposes of Section 1031 of the Code. No Person or taxing authority has asserted in writing to the Company or, to the best of the Company’s knowledge, has threatened in writing to assert, a challenge as to the status of any such TIC Interests sponsored by the Company that is inconsistent with said opinions.

Section 4.27  Regulatory Authorizations and Compliance.  The Company and its Subsidiaries and their respective officers and employees (in their capacities as such) have each obtained (i) all licensing, Permits, registrations, certifications, consents, approvals and other authorizations of governmental agencies and self-regulatory agencies, if any, required under the securities, commodities, investment management, investment advisory, or similar Laws of the United States and any state thereof and (ii) all such licenses, Permits, registrations, certifications, consents, approvals and other authorizations are in full force and effect, except in each case where the failure to possess or to be in full force and effect has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.28  Disclaimer of Other Representations and Warranties.  The Company does not make, and has not made, any representations or warranties in connection with this Agreement or the Merger and the transactions contemplated hereby other than those expressly set forth herein or in any certificates delivered by the Company in connection with the Closing. It is understood that any data, any financial information or any memoranda or other materials or presentations are not and shall not be deemed to be or to include representations and warranties of the Company. Except as expressly set forth herein or in any certificates delivered by the Company in connection with the Closing, no Person has been authorized by the Company to make any representation or warranty relating to the Company or any of its Subsidiaries or their respective businesses, or otherwise in connection with this Agreement or the Merger and the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

In connection with the execution and delivery of this Agreement, Parent has delivered to the Company the Parent Disclosure Letter, with numbering corresponding to the Sections or subsections of this Article V (or other relevant Sections or subsections). Any exception, qualification or limitation described in any provision, section or subsection of the Parent Disclosure Letter with respect to a particular representation or warranty in this Article V shall be deemed to be an exception, qualification or limitation with respect to any other representation or warranty contained in this Article V to the extent that its relationship thereto is reasonably apparent on its face. Except as set forth in the Parent Disclosure Letter, Parent and the Merger Sub represent and warrant to the Company as follows:

Section 5.1  Corporate Status.  Each of Parent and its Subsidiaries is duly incorporated or otherwise organized, validly existing and in good standing under the Laws of its governing jurisdiction and each has all requisite corporate or other power and authority to (a) carry on its business as it is now being conducted, (b) to own or use the properties and assets that it purports to own and use, (c) perform its obligations under all Parent Contracts and is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The copies of the Certificate of Incorporation of Parent and the By-Laws of the Parent, which were previously furnished or made available to the Company, are true, complete and correct copies of such documents as in effect on the date of this Agreement. Parent has made available to the Company complete and correct copies of (i) the minutes of its most recent meeting of stockholders and (ii) the minutes of the meetings of the Board of Directors of Parent for the immediately preceding twelve (12) month period, other than those minutes relating to the transaction contemplated by this Agreement or any alternatives thereto considered by the Board of Directors of Parent or any matters subject to attorney-client privilege or the disclosure of which is limited by applicable Law. Parent is not in violation of its Certificate of Incorporation or By-Laws.

Section 5.2  Authorization; Noncontravention.

(a) Authorization.

(i) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and the Escrow Agreement, to perform the obligations hereunder and thereunder and to consummate the transactions contemplated hereby or thereby subject to the receipt of Parent Stockholder Approval (as defined in Section 5.2(a)(ii)), the filing of an amendment to the Certificate of Incorporation of Parent in accordance with the DGCL to (x) increase the authorized number of Parent Common Stock to 100,000,000 shares, (y) increase the authorized number of shares of preferred stock to 10,000,000 shares and (z) provide for a classified Board of Directors comprising three classes of directors as set forth on or determined in accordance with Schedule 2.6 (the “Parent Certificate of Incorporation Amendment”), the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, the filing and recordation of the appropriate documents with respect to the Parent Certificate of Incorporation Amendment in accordance with the DGCL and, as to the Merger Sub, the filing and recordation of the appropriate documents with respect to the Merger. At a meeting duly called and held, the Board of Directors of the Parent, has (A) adopted resolutions adopting and declaring advisable this Agreement and the Escrow Agreement and the Merger and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (B) determined that it is in the best interests of the stockholders of Parent that Parent enter into this Agreement and the Escrow Agreement and consummate the Merger and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (C) directed that the issuance of Parent Common Stock pursuant to this Agreement be submitted to a vote at a meeting of stockholders of Parent; (D) resolved, subject to Section 6.3 and their fiduciary duties, to recommend that the stockholders of Parent approve the issuance of Parent Common Stock pursuant to this Agreement, the election of the New Board and approve the Parent Certificate of Incorporation Amendment; (E) approved and authorize the filing of the Parent Certificate of Incorporation Amendment, subject to the Parent Stockholder Approval, and (F) approved the Company’s entering into the Parent Voting Agreements, including for purposes of Section 203 of the DGCL.

(ii) Parent’s and Merger Sub’s execution, delivery and performance of this Agreement and the Escrow Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and Merger Sub or vote of holders of any class or series of capital stock of Parent and Merger Sub is necessary to authorize this Agreement or the Escrow Agreement or to consummate the transactions contemplated hereby and thereby, other than the (i) adoption of this Agreement by Parent as sole stockholder of Merger Sub and (ii) the (a) approval of the Parent Certificate of Incorporation Amendment, (b) election of the New Board, and (c) issuance of shares of Parent Common Stock pursuant to this Agreement, in each case, other than in clause (b), by an affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Stockholders Meeting or any adjournment or postponement thereof and in the case of clause (b) by a plurality of the votes of the outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Stockholders Meeting or any adjournment or postponement thereof (collectively “Parent Stockholder Approval”). This Agreement and the Escrow Agreement have been duly executed and delivered by Parent and subject, solely with respect to the consummation of the Merger and approval of the Parent Certificate of Incorporation Amendment, to the receipt of Parent Stockholder Approval, and (assuming due authorization, execution and delivery by the Company) constitute legal, valid and binding obligations of Parent, enforceable against Parent and Merger Sub in accordance with their terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) No Conflict.  Except as set forth in Section 5.2(b) of the Parent Disclosure Letter, the execution and delivery of this Agreement and the Escrow Agreement do not, and subject to the Parent Stockholder Approval the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions of this Agreement will not, directly or indirectly, contravene, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under any provision of (i) the Certificate of Incorporation of Parent, the By-Laws of Parent or the comparable organizational documents of any of its Subsidiaries (ii) any resolutions adopted by the Board of Directors or the stockholders of Parent or any of its Subsidiaries or (iii) subject to the filings and other matters referred to in the immediately following sentence, (A) any Contract to which Parent or any of its Subsidiaries is a party or by which any of its or their respective assets are bound or (B) any Law or Judgment, in each case applicable to Parent or any of its Subsidiaries or its or their respective assets, other than, in the case of this clause (iii), any such conflicts, violations, defaults, rights, losses, amendments that (x) have not had and would not reasonably be expected to have a Parent

Material Adverse Effect or (y) would not materially impair Parent’s or Merger Sub’s ability to perform their respective obligations under this Agreement or the Escrow Agreement or consummate the transactions contemplated hereby and thereby. No Permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the Escrow Agreement by Parent or the Merger Sub or the consummation by Parent or the Merger Sub of the Merger or the other transactions contemplated by this Agreement or the Escrow Agreement, except for (I) the filing of a premerger notification and report form by the Company and the termination or expiration of any waiting periods under the HSR Act, (II) the filing with the SEC of (x) the Form S-4 (y) the Joint Proxy Statement and (z) such reports or other applicable filings under the Exchange Act, the Securities Act, state securities Laws or “blue sky” laws as may be required in connection with this Agreement and the transactions contemplated hereby, (III) the filing of the Parent Certificate of Incorporation Amendment and the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which Parent or any of its Subsidiaries is qualified to do business, (IV) any filings required under the rules and regulations of the NYSE, and (V) such Permits, orders or authorizations of or registrations, declarations or filings with and notices the failure of which to be obtained or made (x) has not and would not reasonably be expected to have a Parent Material Adverse Effect or (y) would not reasonably be expected to materially impair Parent’s ability to perform its obligations under this Agreement or the Escrow Agreement or consummate the transactions contemplated hereby or thereby.

Section 5.3  Capital Structure.

(a) The authorized capital stock of Parent consists of (i) 50,000,000 shares of Parent Common Stock, of which 25,906,870 shares are issued and outstanding as of the date hereof and (ii) 1,000,000 shares of preferred stock, stated value $1,000 per share, of which no shares are issued and outstanding as of the date hereof. As of the date hereof, there are 1,128,469 shares of Parent Common Stock subject to outstanding options to acquire shares of Parent Common Stock pursuant to Parent Stock Plans and 418,408 shares of Parent Common Stock subject to outstanding restricted stock awards under the Parent Stock Plans. Each outstanding share of Parent Common Stock is duly authorized, validly issued, fully paid and nonassessable. Except as set forth above or as expressly contemplated by this Agreement, as of the date hereof, there are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Parent Common Stock or other rights, agreements or commitments to which Parent is a party or issued by Parent relating to the capital stock of Parent or obligating Parent to issue or sell or otherwise transfer shares of capital stock of Parent or any securities convertible into or exchangeable for any shares of capital stock of Parent, or (ii) outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire shares of capital stock of Parent or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of Parent (but only to Parent’s knowledge with respect to any such agreements to which Parent is not a party).

(b) The authorized capital stock of Merger Sub consists of 100 shares, par value $0.001 per share. As of the date hereof, Parent owns each issued and outstanding share of capital stock of Merger Sub, and immediately prior to the Effective Time, Merger Sub will be a direct wholly owned Subsidiary of Parent.

(c) Section 5.3(b) of the Parent Disclosure Letter sets forth as of the date hereof a list of all Subsidiaries of Parent, including each such Subsidiary’s name, its jurisdiction of incorporation or organization, where it is qualified to do business as a foreign corporation or organization and the percentage of its outstanding capital stock or equity interests owned by Parent or a Subsidiary of Parent (as applicable). All of the shares of outstanding capital stock or equity interests of the Subsidiaries of the Parent are duly authorized, validly issued, fully paid and nonassessable, and are held of record and beneficially owned by Parent or a Subsidiary of Parent (as applicable), free and clear of any Encumbrances other than Permitted Encumbrances. There are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, or other rights, agreements or commitments, in each case, relating to the capital stock or equity interests of the Subsidiaries of Parent or obligating Parent or its Subsidiaries to issue or sell or otherwise transfer shares of the capital stock or equity interests of the Subsidiaries of Parent or any securities convertible into or exchangeable for any shares of capital stock or equity interests of the Subsidiaries of Parent, or (ii) outstanding obligations of the Subsidiaries of Parent or Parent to repurchase, redeem or otherwise acquire shares of their respective capital stock or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Subsidiaries of Parent (but only to Parent’s knowledge with respect to any such agreements to which Parent is not a party).

(d) Other than as set forth in Section 5.3(c) of the Parent Disclosure Letter and other than the Subsidiaries of Parent, there are no Persons in which any of Parent or its Subsidiaries owns any equity, membership, partnership, joint venture or other similar interest.

(e) The copies of the organizational and governing documents of each Subsidiary of Parent, all of which were previously furnished or made available to the Company, are true, complete and correct copies of such documents as in effect on the date of this Agreement. No Subsidiary of Parent is in violation of its organizational and governing documents.

Section 5.4  Real Property.

(a) Section 5.4(a) of the Parent Disclosure Letter sets forth a list of all real property owned by Parent or any of its Subsidiaries as of the date hereof (collectively, the “Parent Owned Real Property”). Parent or one of its Subsidiaries has good and marketable title in fee simple, free and clear of Encumbrances (except as set forth in Section 5.4(a) of the Parent Disclosure Letter and other than Permitted Encumbrances), to the Parent Owned Real Property. As of the date hereof, with respect to each such parcel of Parent Owned Real Property, except as set forth in Section 5.4(a) or 5.4(b) of the Parent Disclosure Letter: (i) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting any Person the right of use or occupancy of, or the right to consent to the use or occupancy of, any portion of such parcel; (ii) there are no outstanding rights of first refusal, rights of first offer or options to purchase such parcel or any interest therein; and (iii) neither Parent nor any of its Subsidiaries has received written notice of any pending condemnation proceedings.

(b) Section 5.4(b) of the Parent Disclosure Letter sets forth a list as of the date hereof of (x) all leases, subleases, licenses or other occupancy agreements (the “Parent Leases”) pursuant to which Parent or any of its Subsidiaries holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property and (y) existing leases, subleases, licenses or other occupancy agreements to which Parent or any of its Subsidiaries is a party as landlord or lessor thereunder or by which the Parent or any of its Subsidiaries is bound as landlord or lessor thereunder (each, a ‘Parent Tenant Lease”). Parent has provided copies of all Parent Leases, all Parent Tenant Leases and all modifications, supplements or amendments to the Parent Leases and the Parent Tenant Leases. Except as would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Lease and Parent Tenant Lease (i) constitutes a valid and binding obligation of Parent or the Subsidiary of Parent party thereto; (ii) assuming such Parent Lease is a legal, valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against Parent or the Subsidiary of Parent party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity). Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) none of Parent or its Subsidiaries is in breach or default under any Parent Lease and (ii) to Parent’s knowledge, none of the landlords or sublandlords under any Parent Lease is in material breach or default of its obligations under such Parent Lease. Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries enjoy peaceful and undisturbed possession under each Parent Lease.

(c) Except as would not reasonably be expected to have a Parent Material Adverse Effect or otherwise set forth in Section 5.4(c) of the Parent Disclosure Letter, (i) the present use of Parent Owned Real Property, the Parent Leases and the Parent Tenant Leases (collectively, the “Parent Real Property”) does not violate any restrictive covenant, municipal by-law or other Law or agreement that in any way restricts, prevents or interferes in any material respect with the continued use of the Parent Real Property for which it is used in the business of Parent and its Subsidiaries as of the date hereof (other than Permitted Encumbrances); and (ii) no condemnation, eminent domain or similar proceeding exists or is pending or, to Parent’s knowledge, threatened with respect to or that could affect any Parent Real Property.

Section 5.5  Intellectual Property.

(a) Parent and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property listed on Section 5.5(a) of the Parent Disclosure Letter and all other Intellectual Property that is necessary for the conduct of the business of Parent and its Subsidiaries as such business is conducted in the ordinary course of business consistent with past practices.

(b) Other than as set forth on Section 5.5(b) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has received any written notice of infringement of, or challenge to, Intellectual Property owned by, licensed to or sublicensed by Parent and its Subsidiaries, and to Parent’s knowledge, there are no claims pending with respect to the rights of others to the use of any material Intellectual Property owned or sublicensed by Parent, including, but not limited to, the Intellectual Property listed on Section 5.5(a) of the Parent Disclosure Letter.

(c) Section 5.5(c) of the Parent Disclosure Letter sets forth (i) a full and complete list of all Trademark applications and registrations (worldwide) owned by Parent or any of its Subsidiaries and (ii) the current owner(s) of such Trademark applications and registrations.

(d) Section 5.5(d) of the Parent Disclosure Letter contains a full and complete list of all agreements granting rights in and to Trademarks owned or sublicensable by Parent or any of its Subsidiaries to a third party or any Affiliate.

Section 5.6  Environmental Matters.

(a) Parent and its Subsidiaries have obtained all material Permits that are required under any Environmental Law for the operation of the business of Parent and its Subsidiaries as currently being conducted and their current use and operation of the Parent Real Property, and all such Permits are in full force and effect and the business of Parent and its Subsidiaries is being operated in compliance therewith.

(b) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) there has been no Release of any Hazardous Materials by the Parent or any of its Subsidiaries at, on, under or from the Parent Real Property, and (ii) neither the Parent nor any of its Subsidiaries has disposed of, arranged for treatment or disposal of, or arranged for the transportation for treatment or disposal of, any Hazardous Materials at any Third Party location. None of Parent or its Subsidiaries has been notified that it is potentially liable or received any requests for information or correspondence concerning any site or facility under CERCLA or any similar Environmental Law.

(c) Except as set forth in Section 5.6(c) of the Parent Disclosure Letter, to Parent’s knowledge, Parent and its Subsidiaries have operated and are operating the business of Parent and its Subsidiaries in compliance with Environmental Laws.

(d) (i) None of Parent or its Subsidiaries has received any written notice, demand letter, claim or order nor is Parent or any of its Subsidiaries aware of any unasserted notice, demand letter, claim or order, the assertion of which is probable, alleging a violation of, or liability under, any Environmental Law and (ii) none of Parent or its Subsidiaries is party to any pending Action, decree or injunction alleging liability under or violation of any Environmental Law, except in each case that, if adversely determined against the Parent, would not have or would not reasonably be expected to have a Parent Material Adverse Effect.

(e) Except as set forth in Section 5.6(e) of the Parent Disclosure Letter, to Parent’s knowledge, no building or other improvement located on the Parent Real Property contains any asbestos or asbestos-containing materials;

(f) Section 5.6 of the Parent Disclosure Letter contains a true, complete and accurate listing of, and the Parent has delivered, or caused to be delivered, to the Company true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, and other environmental reports and studies conducted by, at the expense of, or on behalf of the Parent or that are otherwise in the Parent’s possession with respect to the Parent Real Property.

(g) Except as would not reasonably be expected to have a Parent Material Adverse Effect or set forth in Section 5.6 of the Parent Disclosure Letter, Parent and its Subsidiaries have operated and are operating the business of Parent and its Subsidiaries in compliance with all applicable laws relating to employee health and safety; and Parent and its Subsidiaries have not received any notice that past or present conditions of the Parent Real Property violate any applicable legal requirements or otherwise can be made the basis of any claim, citations, proceeding, or investigation, based on or related to violations of employee health and safety requirements.

Section 5.7  Legal Proceedings.  There are no Actions pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries or any of their respective properties or any of their respective officers, employees or directors in their capacity as such, which if adversely determined, would have or would reasonably be expected to have a Parent Material Adverse Effect. There are no Actions pending, or to Parent’s knowledge, threatened against Parent or any of its Subsidiaries which (i) seek material injunctive relief or otherwise seek to enjoin the business or operations of Parent or any of its Subsidiaries, (ii) seek to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of Parent and its Subsidiaries substantially as operated immediately prior to the date of this Agreement or (iii) would materially impair Parent’s ability to perform its obligations under this Agreement or challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of the transactions contemplated hereby. None of Parent or any of its Subsidiaries is subject to any Judgment which has had or would reasonably be expected to have a Parent Material Adverse Effect or would materially impair Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 5.8  Taxes.  Except for matters which would have not had or would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all Tax Returns required to be filed with any taxing authority by, or with respect to, Parent and its Subsidiaries have been filed in accordance with all applicable Laws; (ii) Parent and its Subsidiaries have paid all Taxes due and payable (other than Taxes which are being contested in good faith), and, as of the time of filing, Parent’s Tax Returns were true, correct and complete; (iii) the charges, accruals and reserves for Taxes with respect to Parent and each of its Subsidiaries as reflected on the balance sheet in the most recent Parent SEC Report filed prior to the date hereof are adequate under GAAP to cover the liabilities for Taxes accrued through the date thereof; (iv) there is no action, suit, proceeding, audit or claim now proposed or pending against Parent or any of its Subsidiaries in respect of any Taxes; (v) neither Parent nor any of its Subsidiaries is party to, bound by or has any obligation under, any Tax sharing agreement or similar contract or arrangement or any agreement that obligates any of them to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person; (vi) there are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes on any of the assets or properties of Parent or any of its Subsidiaries; (vii) neither Parent nor any of its Subsidiaries (I) is, or has been, a member of an affiliated, consolidated, combined or unitary group, other than one of which Parent was the common parent and (II) has any liability for the Taxes of any Person (other than Parent and Parent Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (viii) no consent under Section 341(f) of the Code has been filed with respect to Parent or any of its Subsidiaries; (ix) all limited liability companies in which Parent holds an interest are either treated as not existing or pass through entities for federal income tax purposes; and (x) during the five years prior to the date hereof, Parent has not been a party to a transaction described in Section 355 of the Code.

Section 5.9  Labor.  Since July 1, 2005 there has not been any work stoppage, slowdown, lockout, employee strike or, to Parent’s knowledge, since such date none of the foregoing has been threatened, by or between Parent or any of its Subsidiaries and their respective employees. Except as set forth in Section 5.9 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries are a party to or bound by, any collective bargaining agreement or other labor related agreement with a labor union or labor organization. Parent and its Subsidiaries are operating the business of Parent and its Subsidiaries in compliance with all

Labor Laws other than non-compliance which has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.10  Employee Benefit Plans.

(a) (i) Section 5.10(a)(i) of the Parent Disclosure Letter lists the Parent Plans.

(ii) Section 5.10(a)(ii) of the Parent Disclosure Letter lists each “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) which is or has been contributed to by Parent or any of its ERISA Affiliates at any time during the six-year period ending on the date of this Agreement or as to which Parent or any of its ERISA Affiliates has any direct or indirect liability (the “Parent Multiemployer Plans”).

(iii) Parent has made available to the Company true, correct and complete copies (or to the extent no such copy exists, an accurate description of the material features) of (A) such Parent Plans and, to the extent in Parent’s possession, each Parent Multiemployer Plan, and (B) the most recent annual report (Form 5500) filed with the IRS, if any, with respect to each Parent Plan and, to the extent in Parent’s possession, each Parent Multiemployer Plan.

(b) Each Parent Plan has been operated and administered in all material respects in accordance with the requirements of all applicable Laws, including ERISA and the Code. As of the date hereof, no Action is pending or, to Parent’s knowledge, threatened with respect to any Parent Plan (other than claims for benefits in the ordinary course) and, to Parent’s knowledge, no fact or event exists that would give rise to any such Action.

(c) Each Parent Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and each trust established in connection with any Parent Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to Parent’s knowledge, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Plan or the exempt status of any such trust.

(d) None of the Parent Plans are subject to Title IV of ERISA. Neither Parent nor any of its ERISA Affiliates has any liability under Title IV of ERISA.

(e) Neither Parent nor any of its ERISA Affiliates, and to Parent’s knowledge no other Person, has engaged in any transaction or acted or failed to act in any manner that would subject Parent or any of its ERISA Affiliates to any liability for breach of fiduciary duty under ERISA.

(f) None of Parent Plans provides retiree medical, health or life insurance or any other welfare-type benefits for current or future retired or terminated employees of Parent or its Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Code Section 4980B).

(g) Except as listed in Section 5.10(g) of the Parent Disclosure Letter, the transactions contemplated hereby (either alone or in conjunction with any other event) (including a termination of employment on or following the Effective Time) will not entitle any current or former employee, officer or director of or individual providing consulting services to Parent or any of its Subsidiaries to any amount of compensation or benefits (whether in cash or property) or increase the amount thereof or trigger or accelerate the time of payment, vesting or funding thereof.

(h) Except as listed in Section 5.10(h) of the Parent Disclosure Letter, no amount, increase, trigger or acceleration referred to in Section 5.10(g) (whether or not disclosed in Section 5.10(g) of the Parent Disclosure Letter) would (i) be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or (ii) not be deductible under Section 162(a)(1) or 404 of the Code.

(i) Section 5.10(i) of the Parent Disclosure Letter sets forth each of the supplemental retirement, nonqualified deferred compensation and excess benefit plans and agreements (and all amendments thereto) to which the Parent or any of its Subsidiaries is a party, listing all persons participating in each such plan or agreement and stating the benefits accrued under each such plan or agreement by each such person. The Parent has provided to the Company a true, correct and complete copy of each such plan or agreement (and all amendments thereto). Such agreements and arrangements have been operated in accordance with a good faith interpretation of Code Section 409A.

Section 5.11  Compliance with Laws.  Each of Parent and its Subsidiaries is operating its business in compliance with all applicable Laws (including any zoning or building ordinance, code or approval) except to the extent any non-compliance with such Laws has not and would not reasonably be expected to have a Parent Material Adverse Effect. All Permits required to conduct the business of Parent and its Subsidiaries as currently conducted have been obtained by one or more of Parent or its Subsidiaries and all such Permits are in full force and effect and the business of Parent and its Subsidiaries is being operated in compliance therewith except for such Permits the failure of which to possess or be in full force and effect or to be complied with has not and would not reasonably be expected to have a Parent Material Adverse Effect (except that this sentence shall not apply to any Permits which are covered by Section 5.6 or 5.9).

Section 5.12  Parent Contracts.

(a) Section 5.12(a) of the Parent Disclosure Letter identifies Contracts in effect as of the date of this Agreement to which any of Parent or its Subsidiaries is a party or by which any of them is otherwise expressly bound, in the categories listed below (collectively, the “Parent Contracts”):

(i) any partnership or joint venture Contract;

(ii) any employment, consulting or similar Contract requiring payment by Parent or any of its Subsidiaries of base annual fees or compensation in excess of $500,000 to any individual;

(iii) any Contract containing a covenant not to compete or similar covenant that impairs in any material respect the ability of the Parent or its Subsidiaries to freely conduct the business of Parent and its Subsidiaries in any geographic area or in any line of business which is not cancelable (without penalty or giving rise to any penalty or additional liability or cost) within 30 days;

(iv) any Contract evidencing Indebtedness (other than Indebtedness incurred or obligations to pay rent or other amounts under any lease of real property or personal property which obligations are required to be classified as capital leases in accordance with GAAP);

(v) any Contract providing for capital expenditures or the acquisition or construction of fixed assets which requires payments by any of Parent or its Subsidiaries in excess of $1,000,000 any year;

(vi) any Contract for the sale or other transfer directly or indirectly of Parent Owned Real Property or other material tangible assets having a fair market value in excess of $15,000,000 that has not yet been consummated;

(vii) any distribution, supply, vendor, inventory purchase, sales agency or advertising Contract (other than purchase orders entered into in the ordinary course of business generally consistent with past practice) involving annual expenditures by any of Parent or its Subsidiaries in excess of $1,000,000 not cancelable (without giving rise to any penalty or additional liability or cost) within one year;

(viii) any Contract with an Affiliate of Parent (other than Contracts described in clause (ii) above);

(ix) any derivative and/or hedging Contract;

(x) any Contract with any Governmental Entity having an aggregate value in excess of $1,000,000;

(xi) any power of attorney or agency agreement pursuant to which a Person other than an authorized representative of Parent or a Subsidiary is granted the authority to act for or on behalf of Parent or such Subsidiary, or Parent or such Subsidiary is granted the authority to act on behalf of any Person;

(xii) (A) any other Contract (excluding Parent Leases), not otherwise covered by clauses (i) through (xi) of this Section 5.12(a), that requires payments by Parent or its Subsidiaries in excess of $1,000,000 during any one year and (B) is not cancelable on 90 days, or less notice; and

(xiii) any written commitment (including any letter of intent or memorandum of understanding) to enter into any agreement of the type described in clauses (i) through (xii) of this Section 5.12(a).

(b) Each Parent Contract, assuming such Parent Contract is a legal, valid and binding obligation of and enforceable against the other parties thereto in accordance with its terms, constitutes a valid and binding obligation of Parent or the Subsidiary of Parent party thereto and is enforceable against Parent or such Subsidiary, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity). None of Parent or its Subsidiaries and, to Parent’s knowledge, no other party to a Parent Contract is in breach or default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a breach or default under) any Parent Contract.

Section 5.13  Parent SEC Reports and Parent Financial Statements.

(a) Parent has filed all forms, reports and documents required to be filed by it with the SEC since July 1, 2005. The Parent SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Exchange Act or the Securities Act, as the case may be, and (ii) did not at the time they were filed (and, in the case of a registration statement, as of its effective date) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is a registrant with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to immaterial normal year-end adjustments).

(c) Parent has designed and maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Parent (i) has designed and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to Parent’s auditors and the audit committee of Parent’s Board of Directors (and made summaries of such disclosures available to the Company) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(d) Except as set forth on or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of June 30, 2006 included in Parent’s Form 10-K for the year ended June 30, 2006, including the notes thereto, none of Parent or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise or in excess of amounts specifically reserved against in such consolidated balance sheet), except for liabilities or obligations (i) incurred since June 30, 2006 in the ordinary course of business generally consistent with past practice; (ii) that have not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) to be incurred in connection with the transactions contemplated hereby; or (iv) incurred to the extent permitted pursuant to Section 6.2(d).

(e) Parent has made available to the Company copies of all comments letters received by Parent from the SEC since June 30, 2004, together with all written responses thereto. As of the date of this Agreement, to Parent’s knowledge, there are no outstanding or unresolved comments in such comment letters received by Parent from the SEC.

Section 5.14  Absence of Certain Changes.  Since June 30, 2006 until the date hereof, there has not occurred any change, event or circumstance that has had or would be reasonably expected to have a Parent Material Adverse Effect. Except as expressly contemplated by this Agreement or set forth in Section 5.14 of the Parent Disclosure Letter, since June 30, 2006 until the date hereof, the Parent and its Subsidiaries have conducted their business in the ordinary course generally consistent with past practices in all material respects and none of the Parent or its Subsidiaries has:

(a) amended its Certificate of Incorporation, By-Laws or other organizational documents;

(b) adopted a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c) (i) issued, sold, transferred, or otherwise disposed of any shares of its capital stock, or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) granted or issued any options, warrants, securities or rights that are linked to the value of the Parent Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) declared, set aside or paid any dividend or other distribution with respect to any shares of its capital stock, or (iv) redeemed, purchased or otherwise acquired any shares of its capital stock or any rights, warrants or options to acquire any such shares or effected any reduction in capital, except (with respect to clauses (i) through (iv) above) for: (A) issuances of capital stock of Parent’s Subsidiaries to the Parent or a wholly owned Subsidiary of Parent, (B) issuances of shares of Parent Common Stock upon exercise of employee stock options, upon vesting of restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Parent Plans or the Parent Stock Plans and (D) dividends or distributions by any Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent;

(d) entered into or consummated any transaction involving the acquisition (including, without limitation, by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person for consideration to such Person in excess of $500,000 (other than purchases of inventory or acquisitions of real property, fixtures and equipment in the ordinary course of business generally consistent with past practice);

(e) sold, leased, licensed or otherwise disposed of any fixed assets or personal property for consideration in excess of $500,000, (i) except pursuant to existing Contracts, (ii) for sales of inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice, or (iii) pursuant to any Parent Tenant Leases; or

(f) changed any of its material accounting policies or practices, except as required as a result of a change in GAAP or the rules and regulations of the SEC.

Section 5.15  Insurance.  Section 5.15 of the Parent Disclosure Letter sets forth each insurance policy (specifying the insurer, the type of insurance and the policy number) maintained by Parent and its Subsidiaries on their respective properties, assets, products, business, or personnel. Parent maintains, with reputable insurers or through self-insurance, insurance in such amounts, including deductible arrangements, and covering such risks as is customary for companies engaged in the same or similar business. All premiums payable under such insurance policies have been paid in a timely manner and Parent and its Subsidiaries have complied in all material respects with the terms and provisions of such insurance policies. All Parent insurance policies are in full force and effect. Neither Parent nor any of its Subsidiaries is in default under any provisions of any such policy of insurance and neither Parent nor any of its Subsidiaries has received notice of cancellation of any such insurance. To Parent’s knowledge (i) there is no material claim pending under any Parent insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of any such insurance policy or (ii) there has been no threatened termination of, or material premium increase with respect to, any such insurance policy.

Section 5.16  Brokers’ Fees.  Section 5.16 of the Parent Disclosure Letter sets forth a list of all agreements with any broker, investment banker, financial advisor or other Person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Affiliates. Parent has made available to the Company true and complete copies of all such agreements.

Section 5.17  Opinion of Financial Advisor.  Prior to the date hereof, the Board of Directors of Parent has received the written opinion of JMP Securities LLC, financial advisor to the Board of Directors of Parent, to the effect that, as of the date of such opinion and subject to the qualifications stated therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Parent Common Stock. Parent has made available to the Company a true and complete copy of such written opinion of JMP Securities LLC.

Section 5.18  Title to Assets.  Parent and each Subsidiary has good title to, valid leasehold interests in or a valid right to use, all of their respective material assets except for such assets that have been sold or otherwise disposed of in the ordinary course of business consistent with past practice. Other than as set forth in Section 5.18 of the Parent Disclosure Letter, and other than assets subject to Sections 5.4 or 5.5 or assets in which Parent or any of its Subsidiaries has leasehold interest or a valid right to use, all of the material assets of Parent and its Subsidiaries are held free and clear of any Encumbrance other than Permitted Encumbrances except for Encumbrances that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.19  Sarbanes-Oxley.  Since June 30, 2006, (A) neither Parent nor any Subsidiaries of Parent nor, to Parent’s knowledge, any Representative of Parent or any Subsidiaries of Parent has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding improper, fraudulent or questionable accounting or auditing practices, procedures, methodologies or methods of Parent or any Subsidiaries of Parent or their respective internal accounting controls relating to periods after June 30, 2006 (except for any of the foregoing received after the date of this Agreement which have no reasonable basis), and (B) to Parent’s knowledge, no attorney representing Parent or any Subsidiaries of Parent, whether or not employed by Parent or any Subsidiaries of Parent, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after June 30, 2006, by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or executive officer of Parent.

Section 5.20  Transactions with Insiders.  Other than (i) as set forth in Section 5.20 of the Parent Disclosure Letter, (ii) as set forth in the Parent SEC Reports or (iii) compensation or other employment arrangements entered into in the ordinary course of business, no director, officer, employee or 5% or greater stockholder of Parent or its Subsidiaries nor any member of any such officer’s, director’s, employee’s or stockholder’s immediate family is a party to any Contract with Parent or its Subsidiaries or any Affiliate of Parent or its Subsidiaries.

Section 5.21  State Takeover Laws.  Assuming the representations of the Company in Section 4.24 are true and correct, Parent has taken all necessary action to exempt the transactions contemplated by this Agreement, including without limitation, the Merger, and the Parent Voting Agreements and other agreements and documents entered into by the Company and its directors, officers and stockholders in connection with this Agreement and the Merger, from the voting requirements and limitation on business combinations contained in any applicable “moratorium,” “fair price,” “business combination,” “control share” or other anti-takeover Law, including Section 203 of the DGCL.

Section 5.22  Form S-4 and Joint Proxy Statement.  The Form S-4 and the Joint Proxy Statement that Parent is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Notwithstanding the foregoing, neither Parent nor

Merger Sub makes any representation or warranty with respect to any information supplied by or relating to the Company which is contained in the Form S-4 and the Joint Proxy Statement.

Section 5.23  Vote Required.  The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s or Merger Sub’s capital stock necessary to approve the issuance of Parent Common Stock pursuant to this Agreement, to elect the New Board, and to approve Parent Certificate of Incorporation Amendment.

Section 5.24  Ownership of Company Common Stock.  Immediately prior to the date hereof, (i) neither Parent nor Merger Sub owns shares of Company Common Stock and (ii) neither Parent nor any of its “affiliates” or “associates” within the last three years has owned 15% or more of the outstanding shares of Company Common Stock in the aggregate (as such terms are defined in Section 203 of the DGCL).

Section 5.25  Release or Waiver.  Parent has not, nor has any of its Subsidiaries or any of their respective Representatives, directly or indirectly, in the past year, granted any waiver or release under any standstill, confidentiality or similar agreement with respect to any class of Parent’s equity securities or any equity securities of its Subsidiaries.

Section 5.26  Regulatory Authorizations and Compliance.  Parent and its Subsidiaries and their respective officers and employees (in their capacities as such) have each obtained (i) all licensing, Permits, registrations, certifications, consents, approvals and other authorizations of governmental agencies and self-regulatory agencies, if any, required under the securities, commodities, investment management, investment advisory, or similar Laws of the United States and any state thereof and (ii) all such licenses, Permits, registrations, certifications, consents, approvals and other authorizations are in full force and effect, except in each case where the failure to possess or to be in full force and effect has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.27  Disclaimer of Other Representations and Warranties.  Neither Parent nor Merger Sub makes, and neither Parent nor Merger Sub has made, any representations or warranties in connection with this Agreement, or the Merger and the transactions contemplated hereby other than those expressly set forth herein or in any certificates delivered by Parent or the Merger Sub in connection with the Closing. It is understood that any data, any financial information or any memoranda or other materials or presentations are not and shall not be deemed to be or to include representations and warranties of Parent or Merger Sub. Except as expressly set forth herein or in any certificates delivered by Parent or Merger Sub in connection with the Closing, no Person has been authorized by Parent or the Merger Sub to make any representation or warranty relating to Parent or any of its Subsidiaries or their respective businesses, or otherwise in connection with this Agreement or the Merger and the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by Parent or the Merger Sub.

ARTICLE VI

COVENANTS

Section 6.1  Conduct of the Business by the Company.  From and after the date hereof to the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, except as (i) contemplated by this Agreement, (ii) listed in Section 6.1 of the Company Disclosure Letter or (iii) consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall and shall cause each of its Subsidiaries to (A) conduct its business in the ordinary course of business generally consistent with past practice, (B) comply with all applicable Laws and all Company Contracts (which for purposes of this Section 6.1 shall include any Contract that would be a Company Contract if existing on the date of this Agreement), and (C) use its commercially reasonable efforts to preserve intact its current business organization and keep available the services of its current officers and key employees. Without limiting the generality of the foregoing, during the period specified in the preceding sentence, except as (i) otherwise contemplated by this Agreement, (ii) listed in Section 6.1 of the Company Disclosure Letter or (iii) consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions:

(a) amend or propose to amend its Certificate of Incorporation, By-Laws or other organizational documents other than as permitted by clause (b) below;

(b) except as provided in Section 6.3, adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c) (i) issue, sell, pledge, transfer or otherwise dispose of or encumber any shares of its capital stock, or other voting securities or any securities convertible into or exchangeable for any of the foregoing; (ii) grant or issue any options, warrants, securities or rights that are linked to the value of the Company Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units; (iii) split, combine, subdivide or reclassify any shares of its capital stock; (iv) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock; or (v) redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital, except (with respect to clauses (i) through (v) above, but in all instances subject to the Aggregate Merger Consideration and the Aggregate Adjusted Options) for: (A) issuances of capital stock of the Company’s Subsidiaries to the Company or a wholly owned Subsidiary of the Company; (B) issuances of shares of Company Common Stock upon exercise of stock options, upon vesting of restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing; (C) in connection with or pursuant to Company Plans or the Company Stock Plan; (D) dividends or distributions by any Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company; (E) as contemplated by Section 3.3(a); or (F) as set forth in Section 6.1(c) of the Company Disclosure Letter;

(d) (i) issue any note, bond or other debt security or right to acquire any debt security, repurchase, repay or incur or guarantee any Indebtedness other than (A) trade or standby letters of credit in the ordinary course of business; (B) in the ordinary course of business generally consistent with past practice; (C) pursuant to the Company Credit Agreement and other Contracts regarding other Indebtedness listed in the Company Disclosure Letter; (D) issuances, incurrences or guarantees by the Company to any wholly owned Subsidiary of the Company or by a Subsidiary to the Company or any other wholly owned Subsidiary of the Company; (E) commitments existing as of the date of this Agreement listed in the Company Disclosure Letter; (F) in connection with any equipment leases entered into in the ordinary course of business generally consistent with past practice; (G) guarantees of any Indebtedness permitted by the foregoing clauses (A) through (F) or (H) repayment of Indebtedness under the Company Credit Agreement or in accordance with the terms of Indebtedness outstanding on the date hereof or incurred after the date hereof in accordance with this Section 6.1(d);

(e) (i) increase the benefits under any Company Plan; (ii) increase the compensation or benefits payable to, or enter into any employment agreements with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries; (iii) grant any rights to severance, change in control or termination pay to, or enter into any severance or change in control agreement or arrangement with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries; or (iv) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Plan, except (with respect to clauses (i) through (iv) above): (A) as required by applicable Law or under the terms of this Agreement or any Company Plan or employment Contract, including under any existing severance agreements or arrangements in existence as of the date of this Agreement; (B) in connection with renewals of broad-based plans on substantially equivalent terms and other changes in broad based plans that do not increase the cost thereof in any material respect; (C) with respect to clauses (i) and (ii) above, with respect to employees in connection with promotions in the ordinary course of business generally consistent with past practice; or (D) in connection with hiring of an individual to replace any existing executive officer the base salary of which is not in excess of 150% of the base salary of the executive officer whom such individual replaces;

(f) (i) enter into or consummate any transaction involving the acquisition (including by merger, consolidation or acquisition of the business, equity or voting interest or all or substantially all of the assets or other business combination) of any other Person; (ii) make any loans, advances (other than loans or advances to employees of or consultants to the Company in the ordinary course of business generally consistent with past practice) or capital contributions to, or investments in, any other Person other than to the Company or any of its existing Subsidiaries;

(g) acquire, sell, lease or otherwise dispose of assets, except (i) pursuant to existing Contracts; (ii) inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice; (iii) pursuant to any Company Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice; (iv) obsolete equipment and property no longer used in operation of Company’s business; (v) immaterial assets related to discontinued operations; (vi) with respect to the Company Owned Real Property; or (v) all acquisitions or dispositions of assets necessary with respect to the Company’s tenant in common programs, managed REIT’s, strategic funds or other similar programs managed or sponsored by the Company, which are entered into in the ordinary course of business consistent with past practice.

(h) encumber any assets or property that are material to the Company and its Subsidiaries taken as a whole, except for Encumbrances (i) that would constitute a Permitted Encumbrance; (ii) related to any Indebtedness that may be incurred pursuant to Section 6.1(d); (iii) pursuant to existing Contracts; or (iv) pursuant to any Company Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice;

(i) other than in the ordinary course of business consistent with past practices make or commit to make any capital expenditures in excess of $1,000,000;

(j) pay, discharge, satisfy or settle any Action or threatened Action involving a payment by the Company or any of its Subsidiaries other than any payment, discharge, satisfaction or settlement in the ordinary course of business consistent with past practice;

(k) change any of its material accounting policies or practices, except as may be required by GAAP or by changes in GAAP;

(l) (i) except as required by Law, make, change or revoke any material election in respect of Taxes, or (ii) adopt or change any material accounting method in respect of Taxes, if such action would have an adverse effect on the Company;

(m) fail to maintain continuously in full force and effect any current material insurance policy or a commercially reasonable substitute for such a material insurance policy for a company engaged in business similar to those of the Company and it’s Subsidiaries;

(n) enter into any interest rate or currency swaps, caps, floors or option Contracts of the Company or its Subsidiaries or any other interest rate or currency risk management arrangement or foreign exchange Contracts of the Company or its Subsidiaries other than in the ordinary course of business consistent with past practice;

(o) enter into, modify, amend or terminate any Company Contract or waive, release, compromise or assign any material rights or claims thereunder, other than in the ordinary course of business; or

(p) agree or commit by Contract or otherwise to do any of the foregoing.

Nothing contained in this Section 6.1 or anywhere else in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time.

Section 6.2  Conduct of the Business by Parent.  From and after the date hereof to the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, except as (i) contemplated by this Agreement, (ii) listed in Section 6.2 of the Parent Disclosure Letter or (iii) consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), Parent shall and shall cause each of its

Subsidiaries to (A) conduct its business in the ordinary course of business generally consistent with past practice, (B) comply with all applicable Laws and all Parent Contracts (which for purposes of this Section 6.2 shall include any Contract that would be a Parent Contract if existing on the date of this Agreement), and (C) use its commercially reasonable efforts to preserve intact its current business organization and keep available the services of its current officers and key employees. Without limiting the generality of the foregoing, during the period specified in the preceding sentence, except as (i) otherwise contemplated by this Agreement, (ii) listed in Section 6.2 of the Parent Disclosure Letter or (iii) consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), the Parent shall not, and shall cause each of its Subsidiaries not to, take any of the following actions:

(a) except as contemplated in the Parent Certificate of Incorporation Amendment, amend or propose to amend its Certificate of Incorporation, By-Laws or other organizational documents other than as permitted by clause (b) below;

(b) except as provided in Section 6.3, adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c) (i) issue, sell, pledge, transfer or otherwise dispose of or encumber any shares of its capital stock, or other voting securities or any securities convertible into or exchangeable for any of the foregoing; (ii) grant or issue any options, warrants, securities or rights that are linked to the value of the Parent Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units; (iii) split, combine, subdivide or reclassify any shares of its capital stock; (iv) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock; or (v) redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of capital stock of the Parent’s Subsidiaries to the Parent or a wholly owned Subsidiary of Parent; (B) issuances of shares of Parent Common Stock upon exercise of stock options, upon vesting of restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing; (C) in connection with or pursuant to Parent Plans or Parent Stock Plan; (D) dividends or distributions by any Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent; (E) as contemplated by Section 3.3(a); or (F) as set forth in Section 6.2(c) of the Parent Disclosure Letter;

(d) (i) issue any note, bond or other debt security or right to acquire any debt security, repurchase, repay or incur or guarantee any Indebtedness other than (A) trade or standby letters of credit in the ordinary course of business; (B) in the ordinary course of business generally consistent with past practice; (C) pursuant to the Parent Credit Agreement and other Contracts regarding other Indebtedness listed in the Parent Disclosure Letter; (D) issuances, incurrences or guarantees by the Parent to any wholly owned Subsidiary of Parent or by a Subsidiary to Parent or any other wholly owned Subsidiary of the Parent; (E) commitments existing as of the date of this Agreement listed in the Parent Disclosure Letter; (F) in connection with any equipment leases entered into in the ordinary course of business generally consistent with past practice; (G) guarantees of any Indebtedness permitted by the foregoing clauses (A) through (F) or (H) repayment of Indebtedness under the Parent Credit Agreement or in accordance with the terms of Indebtedness outstanding on the date hereof or incurred after the date hereof in accordance with this Section 6.2(d);

(e) (i) increase the benefits under any Parent Plan; (ii) increase the compensation or benefits payable to, or enter into any employment agreements with, any current or former director, officer, employee or consultant of the Parent or its Subsidiaries; (iii) grant any rights to severance, change in control or termination pay to, or enter into any severance or change in control agreement or arrangement with, any current or former director, officer, employee or consultant of the Parent or its Subsidiaries; or (iv) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Plan, except (with respect to clauses (i) through (iv) above): (A) as required by applicable Law or under the terms of this Agreement or any Parent Plan or employment Contract, including under any existing severance agreements or arrangements in existence as of the date of this Agreement; (B) in connection with renewals of broad-based plans on substantially equivalent terms and other changes in broad based plans that do not increase the cost thereof in any material respect; (C) with respect to clauses (i) and (ii) above, with respect to employees in connection with promotions in the ordinary course of business generally consistent with past practice; or (D) in connection with hiring of an individual to replace any existing executive officer the base salary of which is not in excess of 150% of the base salary of the executive officer whom such individual replaces;

(f) (i) enter into or consummate any transaction involving the acquisition (including by merger, consolidation or acquisition of the business, equity or voting interest or all or substantially all of the assets or other business combination) of any other Person; (ii) make any loans, advances (other than loans or advances to employees of or consultants to the company in the ordinary course of business generally consistent with past practice) or capital contributions to, or investments in, any other Person other than to Parent or any of its existing Subsidiaries;

(g) acquire, sell, lease or otherwise dispose of assets, except (i) pursuant to existing Contracts; (ii) inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice; (iii) pursuant to any Parent Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice; (iv) obsolete equipment and property no longer used in operation of Parent’s business; (v) immaterial assets related to discontinued operations; or (vi) with respect to the Parent Owned Real Property;

(h) encumber any assets or property that are material to Parent and its Subsidiaries taken as a whole, except for Encumbrances (i) that would constitute a Permitted Encumbrance; (ii) related to any Indebtedness that may be incurred pursuant to Section 6.2(d); (iii) pursuant to existing Contracts; or (iv) pursuant to any Parent Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice;

(i) Other than in the ordinary course of business consistent with past practices make or commit to make any capital expenditures in excess of $1,000,000;

(j) pay, discharge, satisfy or settle any Action or threatened Action involving a payment by Parent or any of its Subsidiaries other than any payment, discharge, satisfaction or settlement in the ordinary course of business consistent with past practice;

(k) change any of its material accounting policies or practices, except as may be required by GAAP or the rules and regulations of the SEC or by changes in GAAP or such SEC rules and regulations;

(l) (i) except as required by Law, make, change or revoke any material election in respect of Taxes, or (ii) adopt or change any material accounting method in respect of Taxes, if such action would have an adverse effect on Parent;

(m) fail to maintain continuously in full force and effect any current material insurance policy or a commercially reasonable substitute for such a material insurance policy for a company engaged in business similar to those of Parent and it’s Subsidiaries;

(n) enter into any interest rate or currency swaps, caps, floors or option Contracts of Parent or its Subsidiaries or any other interest rate or currency risk management arrangement or foreign exchange Contracts of Parent or its Subsidiaries other than in the ordinary course of business consistent with past practice;

(o) enter into, modify, amend or terminate any Parent Contract or waive, release, compromise or assign any material rights or claims thereunder, other than in the ordinary course of business; or

(p) agree or commit by Contract or otherwise to do any of the foregoing.

Nothing contained in this Section 6.2 or anywhere else in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or Parent’s Subsidiaries’ operations prior to the Effective Time.

Section 6.3  No Solicitation; Other Offers.

(a) Subject to Section 6.3(b), from and after the date hereof through the earlier of the Effective Time or the termination of this Agreement, each of Parent and the Company agrees that neither it nor any of its Subsidiaries shall, and that neither it nor any of its Subsidiaries shall authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or encourage or facilitate the submission of any Competing Proposal; (ii) enter into, initiate or participate in any discussions or negotiations with, furnish any non-public information relating to it or any of its Subsidiaries or afford access to its business, properties, assets, books or records or the business, properties, assets, books or records of any of its Subsidiaries, to otherwise cooperate in any way with, or assist or encourage any effort by any Third Party that is seeking to make, or has made, or may reasonably be expected to make, a Competing Proposal; (iii) grant any waiver or release under any standstill, confidentiality or similar agreement with respect to any class of its equity securities or any equity securities of its Subsidiaries; (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to a Competing Proposal other than a confidentiality agreement permitted by Section 6.3(b); or (v) take any action, other than as contemplated by this Agreement in connection with the Merger, to exempt any Third Party from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision) or otherwise cause or permit such restrictions not to apply (all such actions collectively referred to as “DGCL 203 Modifications”). Each of Parent and the Company shall, shall cause its respective Subsidiaries to, and shall use all commercially reasonable efforts to cause its Representatives and the Representatives of any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Competing Proposal and shall use its commercially reasonable efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about the Company or Parent, as the case may be, that was furnished by or on behalf of the Company or Parent, as the case may be, prior to the date hereof to return or destroy all such information.

(b) Notwithstanding the foregoing, at any time prior to the receipt of the Company Stockholder Approval, if the Company receives a Competing Proposal that was not solicited by the Company, its Subsidiaries or its Representatives in violation of Section 6.3(a), or at any time prior to the receipt of the Parent Stockholder Approval, if Parent receives a Competing Proposal that was not solicited by Parent in violation of Section 6.3(a), and which either constitutes a Superior Proposal or which the Board of Directors of such Person determines in good faith, after consultation with its financial advisors and outside counsel, would reasonably be expected to result in a Superior Proposal, the Company or the Parent, as applicable, directly or indirectly through its Representatives, may (i) engage in negotiations or discussions (including the solicitation of a revised Competing Proposal) with such Third Party and (ii) furnish to such Third Party and its attorneys, auditors, advisors and financing sources non-public information relating to, and afford such Third Party access to, its business, properties, assets, books and records or the business, properties, assets, books and records of any of its Subsidiaries pursuant to a confidentiality agreement on terms no less favorable than either the Company Confidentiality Agreement or the Parent Confidentiality Agreement (it being understood that such confidentiality agreement will not include any provision calling for an exclusive right to negotiate with the Company or Parent, as applicable, or having the effect of prohibiting the Company or the Parent, as applicable, from satisfying its obligations under this Section 6.3). Nothing contained herein shall prevent the Board of Directors of the Parent or the Company from complying with Rule 14e-2 and Rule 14d-9 under the Exchange Act with regard to a Competing Proposal, or from making any other legally required disclosure to its stockholders with regard to the Competing Proposal under applicable federal securities Laws, the regulations of any national securities exchange on which its capital stock is listed or as required under Delaware Law if, it being understood, however, that this Section 6.3(b) shall not be deemed to permit the Board of Directors of the Company or the Board of Directors of Parent to make an Adverse Recommendation Change or take any of the actions referred to in clause (v) of Section 6.3(a), except in each case to the extent permitted by Section 6.3(e). For the avoidance of doubt, for all purposes under this Agreement, including Article VIII, any disclosure or communication by the Board of Directors of the Company or Board of Directors of Parent regarding the status of any Competing Proposal or any stop-look-listen communication under Rule 14d-9(f) shall not, in and of itself, be considered an Adverse Recommendation Change or a violation of this Section 6.3.

(c) The Company shall notify Parent or Parent shall notify the Company (“Notice of Proposal”) as promptly as practicable after receipt by such Person or any of its Subsidiaries or Representatives, of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations in connection with any Competing Proposal, specifying the material terms and conditions thereof and, to the extent not prohibited by any confidentiality agreement or other similar agreement in existence as of the date of this Agreement, the identity of the Third Party making such inquiry, proposal, offer or request (and, in the case of an entity, the ultimate beneficial owner thereof, if known to such Person). Each party shall keep the other party reasonably informed, on a prompt basis, of the status of any such discussions or negotiations and of any modifications to such inquiries, proposals, offers or requests, and shall promptly provide to the other party a copy of all written inquiries, proposals or offers, requests for information or requests for discussions or negotiations from any other Person and all written due diligence materials or other information provided by or on behalf of the Company or the Parent, as applicable, or any of its Subsidiaries in connection therewith that was not previously provided to the other party hereto.

(d) Neither the Board of Directors of the Company or the Parent nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to the other party hereto), or propose, announce an intent to, or resolve to, withdraw (or modify in a manner adverse to the other party hereto), the recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger or (B) publicly recommend the approval or adoption of, or propose to recommend, announce an intent to recommend, or resolve to recommend, any Competing Proposal or Superior Proposal (any action described in this clause (i) whether or not required by Law, being referred to as an “Adverse Recommendation Change”); or (ii) cause or permit the Company or any of its Subsidiaries or the Parent or any of its Subsidiaries, as the case may be, to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Competing Proposal, other than any confidentiality agreement referred to in Section 6.3(b).

(e) Notwithstanding the foregoing or anything else in this Agreement to the contrary, if the Company has otherwise complied with its obligations under this Section 6.3, then at any time prior to the time when the Company Stockholder Approval has been obtained, the Company receives an unsolicited bona fide written Competing Proposal that is not subsequently withdrawn and the Board of Directors of the Company concludes in good faith (A) after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and (B) after consultation with its outside legal counsel that taking such action is necessary to comply with its fiduciary duties to the stockholders of the Company under applicable Law, the Board of Directors of the Company may make an Adverse Recommendation Change or publicly propose to make an Adverse Recommendation Change; provided, however, that the Board of Directors of the Company shall not make an Adverse Recommendation Change or publicly propose to make an Adverse Recommendation Change, unless the Company has first (x) provided notice (“Notice of Superior Proposal”) to Parent that a Competing Proposal described in a Notice of Proposal previously furnished to Parent constitutes a Superior Proposal, (y) given Parent five (5) Business Days following Parent’s receipt of the Notice of Superior Proposal to propose revisions to the terms of this Agreement (or make another proposal) and (z) shall have negotiated, and cause its Representatives to negotiate, during such five-day period in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any, and at the end of such period the Board of Directors of the Company shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, that such Competing Proposal remains a Superior Proposal relative to the Merger, as supplemented by any counterproposals made by Parent (it being understood and agreed that any amendment to any material term of such Competing Proposal shall require a new Notice of Superior Proposal but only require a new three (3) Business Day period under clause (y)). Notwithstanding the foregoing or anything else in this Agreement to the contrary, if Parent has otherwise complied with its obligations under this Section 6.3, then at any time prior to the time when the Parent Stockholder Approval has been obtained, Parent receives an unsolicited bona fide written Competing Proposal that is not subsequently withdrawn and the Board of Directors of Parent concludes in good faith (A) after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and (B) after consultation with its outside legal counsel that taking such action is necessary to comply with its fiduciary duties to the stockholders of Parent under applicable Law, the Board of Directors of Parent may make an Adverse Recommendation Change or publicly propose to make an Adverse Recommendation Change; provided, however, that the Board of Directors of Parent shall not make an Adverse Recommendation Change or publicly propose to make an Adverse Recommendation Change, unless Parent has first (x) provided a Notice of Superior Proposal to the Company that a Competing Proposal described in a Notice of Proposal previously furnished to the Company constitutes a Superior Proposal, (y) given the Company five (5) Business Days following the Company’s receipt of the Notice of Superior Proposal to propose revisions to the terms of this Agreement (or make another proposal) and (z) shall have negotiated, and cause its Representatives to negotiate, during such five-day period in good faith with the Company and its Representatives with respect to such proposed revisions or other proposal, if any, and at the end of such period the Board of Directors of Parent shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by the Company, if any, that such Competing Proposal remains a Superior Proposal relative to the Merger, as supplemented by any counterproposals made by the Company (it being understood and agreed that any amendment to any material term of such Competing Proposal shall require a new Notice of Superior Proposal but only require a new three (3) Business Day period under clause (y)). Notwithstanding the foregoing or anything else in this Section 6.3 or otherwise in this Agreement to the contrary, at any time prior to receipt of Company Stockholder Approval, the Board of Directors of the Company may make an Adverse Recommendation Change, if after consultation with its outside counsel, the Board of Directors determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company shall not make an Adverse Recommendation Change until after the fifth Business Day following Parent’s receipt of written notice ( a “Notice of Adverse Change”) from the Company advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor. Notwithstanding the foregoing or anything else in this Section 6.3 or otherwise in this Agreement to the contrary, at any time prior to receipt of Parent Stockholder Approval, the Board of Directors of Parent may make an Adverse Recommendation Change, if after consultation with its outside counsel, the Board of Directors determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors of Parent shall not make an Adverse Recommendation Change until after the fifth Business Day following the Company’s receipt of a Notice of Adverse Change from Parent advising the Company that the Board of Directors of Parent intends to take such action and specifying the reasons therefor.

Section 6.4  Stockholders Meetings.

(a) Company Stockholders Meeting.  Subject to Section 6.3, the Company shall (i) take all actions in accordance with the DGCL, its Certificate of Incorporation and By-Laws, all other applicable Laws to cause a meeting of its stockholders (the “Company Stockholders Meeting”) to be duly called and held as promptly as reasonably practicable (but which may be adjourned or postponed as required by Delaware Law) for the purpose of obtaining the Company Stockholder Approval, and hold a vote of the stockholders of the Company on this Agreement at the Company Stockholders Meeting, and (ii) subject to Section 6.3, recommend to its stockholders the adoption of this Agreement, and the transactions contemplated herein, including the Merger.

(b) Parent Stockholders Meeting.  Subject to Section 6.3, Parent shall (i) take all actions in accordance with the DGCL, its Certificate of Incorporation and By-Laws, all other applicable Laws and the rules and regulations of the NYSE to cause a meeting of its stockholders (the “Parent Stockholders Meeting”) to be duly called and held as promptly as reasonably practicable (but which may be adjourned or postponed as required by the federal securities Laws, the regulations of any national securities exchange on which the Parent Common Stock is listed or Delaware Law) for the purpose of obtaining the Parent Stockholder Approval, and hold a vote of the stockholders of Parent with respect to the election of the New Board, the issuance of Parent Common Stock pursuant to this Agreement and the Parent Certificate of Incorporation Amendment at the Parent Stockholders Meeting, and (ii) subject to Section 6.3, recommend to its stockholders the issuance of

Parent Common Stock pursuant to this Agreement, the election of the New Board and the Parent Certificate of Incorporation Amendment and the transactions contemplated herein, including the Merger.

Section 6.5  Tax Matters.  It is intended by the parties hereto that the merger shall constitute a “reorganization” within the meaning of Section 368 of the Code (a “Reorganization”). The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of treasury regulation sections 1.368.2(g) and 1.368-3(a). Absent a contrary “determination” (within the meaning of Code Section 1313(a)), no party or entity related to a party shall take a position on any Tax Return or take any action inconsistent with this Section 6.5, and each party shall use its commercially reasonable efforts to take such action as is necessary so that the Merger qualifies as a Reorganization. None of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

Section 6.6  Filings; Authorizations.

(a) The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall cooperate with each other and use their commercially reasonable efforts to promptly provide or file or cause to be provided or filed all necessary filings with Governmental Entities and any additional information requested by any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly inform each other and provide each other with copies of any communication or correspondence made to or received by, such party or its advisors from any Governmental Entity regarding any of the transactions contemplated by this Agreement and shall promptly cooperate and consult with respect to the preparation and submission of any filings, communication or correspondence with a Governmental Entity that may be required by Law, as well as with respect to the preparation and submission of any information requested by a Governmental Entity, including, to the extent practicable and subject to the terms of each of the Company Confidentiality Agreement and the Parent Confidentiality Agreement (to the extent that either is applicable) and any restrictions under any antitrust Laws, by providing to Parent, in the case of the Company, or the Company, in the case of Parent, or its outside counsel information and assistance that may reasonably be requested for such purpose. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, to the extent practicable, permit the other to review any communication, correspondence, submission or filing between it (or its advisors) and any Governmental Entity relating to this Agreement and shall, to the extent practicable, consult with the other in advance of any telephone calls, meetings or conferences with, any Governmental Entity and, to the extent practicable, give the other party the opportunity to attend and participate in such telephone calls, meetings and conferences.

(c) In addition to the agreements set forth in Section 6.6(a), the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall (i) as promptly as practicable take all actions necessary to make the filings required under the HSR Act but in any event not later than ten (10) Business Days following the date of this Agreement and (ii) use their respective commercially reasonable efforts to substantially comply at the earliest practicable date with any request for additional information or documentary material received by Parent, the Company or any of their respective Subsidiaries or Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act or from any state attorney general.

(d) The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly cooperate with one another in determining whether any filing with a Governmental Entity, in addition to the HSR Act filings set forth in Section 6.6(a), is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties shall furnish such information as may be required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers.

(e) Without limiting Section 6.6(a), each of the Company, Parent and Merger Sub shall use their respective commercially reasonable efforts to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable and to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust Law. In furtherance of the foregoing, Parent and Merger Sub shall use their commercially reasonable efforts to seek to avoid the entry of, or seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of a court or any other Governmental Entity that would restrain, prevent or delay the Closing, including by defending through litigation any Action asserted by any Person in any court or before any other Governmental Entity and by exhausting all avenues of appeal.

Section 6.7  Director and Officer Liability; Indemnification.

(a) The Company, Parent and the Surviving Corporation agree that all rights to indemnification and all limitations on liability for acts or omissions occurring prior to the Effective Time existing in favor of any individual who, on or prior to the Effective Time, is or was a current or former officer, director or employee of any of Parent or their respective Subsidiaries (or, if deceased, such individual’s estates, heirs, personal representatives, successors and assigns) (collectively, the “D&O Indemnitees”), as provided in (i) the organizational documents of Parent and any applicable Parent Subsidiary in effect on the date of this Agreement or (ii) any agreement providing for indemnification by Parent or the applicable Parent Subsidiaries in effect on the date of this Agreement to which Parent or its Subsidiaries is a party or by which it is bound, shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by Parent and the Surviving Corporation and its Subsidiaries after the Effective Time to the fullest extent permitted by Delaware Law for a period of six (6) years from the Effective Time. Parent shall, and shall cause each of the Surviving Corporation and Parent’s Subsidiaries to, take all actions required by, and otherwise comply with, the provisions of this Section 6.7(a). Without limiting the foregoing, in the event of any claim, action or proceeding, (i) Parent shall (x) periodically advance reasonable fees and expenses (including attorneys fees) with respect to the foregoing, (y) pay the reasonable fees and expenses of counsel selected by each D&O Indemnitee, promptly after statements therefor are received and (z) vigorously assist each D&O Indemnitee in such defense, and (ii) Parent shall cooperate in the defense of any matter; provided, however, that Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Prior to the Effective Time, the Parent shall obtain, at Parent’s expense, “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance covering those directors and officers of the Parent and its Subsidiaries who, immediately prior to the Effective Time, were covered by Parent’s existing directors’ and officers’ liability insurance policies and in amount and scope at least as favorable to such directors and officers as such existing policies for claims arising from facts or events that occurred on or prior to the Effective Time.

(b) As of the Effective Time, the Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, limitation of or exculpation from liability and advancement of fees and expenses, except to the extent required by any applicable Law adopted, amended or reinterpreted after the date of this Agreement, than those set forth in the Certificate of Incorporation and the By-Laws of the Parent, respectively, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals (or, if deceased, such individual’s estates, heirs, personal representatives, successors and assigns) who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of Parent or any of the Parent’s Subsidiaries.

(c) In the event Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall succeed to the obligations set forth in this Section 6.7.

(d) The obligations and liability of Parent, the Surviving Corporation and its Subsidiaries under this Section 6.7 shall be joint and several.

(e) This Section 6.7 shall survive consummation of the Merger. It is expressly agreed that the D&O Indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of the obligations to such persons set forth in this Section 6.7 and the covenants and agreements contained herein shall not be deemed exclusive of any other rights to which a D&O Indemnitee is entitled, whether pursuant to Law, contract or otherwise. The obligations of Parent, the Surviving Corporation and its Subsidiaries under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnitee or employee (or, if deceased, such individual’s estates, heirs, personal representatives, successors and assigns) to whom this Section 6.7 applies without the consent of such affected Person.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent or Surviving Corporation or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under such policies.

Section 6.8  Access to Information.

(a) From the date hereof to the Closing Date or the earlier termination of this Agreement, the Company and Parent shall, to the extent consistent with applicable Law (including antitrust Law), afford the other party hereto and its Representatives reasonable access during normal business hours, upon reasonable notice, to its officers, employees, agents, properties and offices and the officers, employees, agents, properties and offices of its Subsidiaries and to their books and records. In exercising its rights hereunder, each party shall (and shall cause each of its Representatives to) conduct itself so as not to interfere in the conduct of the business of the other party hereto and its Subsidiaries prior to Closing. From the date hereof to the Closing Date, the parties hereto acknowledge and agree that they and their Representatives shall not contact any officers, employees, landlords, tenants, licensees, franchisees, customers or agents of the other party hereto and its Subsidiaries unless consented to by such other party (such consent not to be unreasonably withheld or delayed) and that any contact hereunder shall be arranged and supervised by Representatives of the such party, unless the such party otherwise expressly consents with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, neither party hereto nor any of its Affiliates shall be required to disclose to the other party or any agent or Representative thereof any information (i) if doing so could violate any Contract to which such party or any of its Affiliates is a party or Law to which such party or any of its Affiliates is subject or (ii) which such party or any of its Affiliates believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges); provided that such party shall seek to obtain any consent required under any such Contract to permit such disclosure; provided, further, that if the a party hereto or any of its Affiliates believes in good faith that any such disclosure may result in a loss of the ability to successfully assert a claim of privilege, the Company and Parent shall use commercially reasonable efforts to cooperate and explore in good faith whether a method could be used to permit disclosure by such party or its Representatives without waiving such privilege.

(b) All information exchanged pursuant to this Section 6.8 shall be subject to each of the Company Confidentiality Agreement and the Parent Confidentiality Agreement, each of which confidentiality agreement will remain in full force and effect pursuant to their respective terms.

Section 6.9  Publicity.  Parent and the Company shall communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement. Parent and the Company agree that no public release or announcement concerning the transactions contemplated hereby shall be issued by either of them without the prior consent of the other, except as such release or announcement may be required by Law or the rules and regulations of any stock exchange upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance.

Section 6.10  Preparation of the Form S-4 and the Joint Proxy Statement.  As soon as practicable (but in no event later than 45 days) following the date of this Agreement, (i) Parent and the Company shall prepare and Parent shall file with the SEC a joint proxy statement(s)/prospectus for the Company Stockholder Approval and the Parent Stockholder Approval (as amended and supplemented from time to time, the “Joint Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 in connection with the issuance of the Parent Common Stock pursuant to this Agreement and the Merger (as amended and supplemented from time to time, the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus. Each of the Company and Parent will use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective for so long as necessary to complete the Merger. The Company will cause the Joint Proxy Statement to be mailed to the Company’s stockholders and Parent will cause the Joint Proxy Statement to be mailed to the Parent’s stockholders in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. The Form S-4 and the Joint Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of all applicable securities Laws and the rules and regulations thereunder. The Company shall furnish to Parent all information as may be reasonably requested by Parent in connection with the preparation, filing and distribution of the Joint Proxy Statement and the Form S-4. The parties shall cooperate and notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information, and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Form S-4, the Merger, or the other transactions contemplated by this Agreement. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon, and each party shall in good faith consider for inclusion in the Joint Proxy Statement, or amendment or supplement thereto, all comments reasonably proposed by the other party. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and/or the stockholders of the Company. None of the information supplied or to be supplied by the Company, on the one hand, or Parent and Merger Sub, on the other hand, for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholder Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.11  Cooperation.  Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement and without limiting the application of the provisions of Section 6.6, each of the parties agrees to use its commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (a) the satisfaction of the conditions precedent to the obligations of the Company (in the case of Parent) or Parent and Merger Sub (in the case of the Company); (b) the obtaining of applicable consents, waivers or approvals of any Persons required under the terms of Parent Contracts, Company Contracts, Parent Leases or Company Leases; (c) the defending of any Actions challenging this Agreement or the performance of the obligations hereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions, as any other party may reasonably request in order to carry out this Agreement. Notwithstanding the foregoing, none of Parent, the Company, its Subsidiaries nor any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any Third Party to obtain any applicable consent, waiver or approval.

Section 6.12  Employment and Employee Benefit Matters.

(a) From Effective Time until June 30, 2008, or such shorter period as such employee is a Continuing Employee (as defined below), Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide to each of the employees of Parent or any of its Subsidiaries who continue, at the Effective Time, as an employee of Parent or the Surviving Corporation or any of its Subsidiaries (“Continuing Employees”) base salary or wages, as applicable, any annual bonus opportunities, severance and employee benefits (excluding equity-based plans) that, in the aggregate, are no less favorable than the base salary or wages, as applicable, any annual bonus opportunities, severance and employee benefits (excluding equity-based plans), in the aggregate, provided to such Continuing Employee immediately prior to the Effective Date. All such salaries, wages, opportunities and benefits shall be paid or provided pursuant to arrangements or plans of Parent.

(b) To the extent permitted under applicable Law, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, (i) give Continuing Employees full credit for all purposes including for eligibility to participate, vesting, severance and benefit accrual (other than with respect to any defined benefit plan) under the employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any of their applicable Subsidiaries in which such Continuing Employees may participate for such Continuing Employees’ service with Parent or its Subsidiaries (or any predecessors entities) to the same extent recognized by Parent or such Subsidiaries under the corresponding Parent Plans immediately prior to the Effective Time; provided, further, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits; (ii) with respect to any “welfare benefit plans” (as defined in Section 3(1) of ERISA) maintained by Parent, the Surviving Corporation or any of their applicable Subsidiaries for the benefit of Continuing Employees on and after the Effective Time, (x) waive any eligibility requirements, waiting periods or pre-existing condition limitations to the same extent waived under comparable plans of Parent and its Subsidiaries immediately prior to the Effective Time, and (y) to cause such plans to provide credit for any deductible, co-payments and maximum out-of-pocket payments paid by such Continuing Employees in respect of the year in which the Effective Time occurs under the corresponding Company Plans immediately prior to the Effective Time; and (iii) recognize vacation days previously accrued and reserved for by the Company and its Subsidiaries.

(c) Nothing in this Section 6.12 shall create any third party beneficiary or other right (i) in any Person other than the parties to this Agreement, including any current or former directors, officers, employees or consultants of Parent or its Subsidiaries, any participant in any Parent Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates. Nothing in this Section 6.12 shall constitute an amendment or require any amendment to any Parent Plan or any other plan or arrangement covering current or former directors, officers, employees or consultants of Parent or its Subsidiaries.

Section 6.13  Merger Sub.  Parent will take all action necessary to cause Merger Sub and the Surviving Corporation (after the Effective Time) to perform all of their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.14  Stockholder Litigation.  Parent and the Company shall (subject to a joint defense agreement if applicable) consult with one another in connection with any Action by any Third Party against either of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. Subject to Section 6.3, Parent and the Company shall each use commercially reasonable efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Neither party shall settle any such Action without the other’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

Section 6.15  Termination of Credit Agreement.  Parent and the Company shall mutually determine if, upon Closing, it is in the best interest of the Parent and the Surviving Corporation to maintain, amend, pay off or terminate the Parent Credit Agreement and/or the Company Credit Agreement. In the event Parent and the Company determine to pay off the amounts owed under the Parent Credit Agreement or the Company Credit Agreement on the Closing Date, on or prior to the second Business Day prior to the Closing Date, the Parent or Company, as applicable, shall use commercially reasonable efforts to deliver to the other party copies of payoff letters (the “Payoff Letters”) with respect to the Parent Credit Agreement or the Company Credit Agreement, as applicable, in form and substance reasonably satisfactory to such other party and executed by the holder of the Indebtedness referenced therein (or agent thereof) and certifying as to the amount, if any, then outstanding and owing under the Parent Credit Agreement or Company Credit Agreement, as of the Closing Date, including all outstanding principal, accrued interest thereon, premium, if any, payable if prepaid on the Closing Date, with a further certification stating that, upon receipt of such amount, if any, on the Closing Date, such holder (or the agent thereof) shall release any liens and security interests on any of the assets of the Parent or Company, as applicable, in favor of such holder (or agent therefor) securing such Indebtedness. In the event that the parties cannot, in good faith, mutually agree as to the disposition of the Parent Credit Facility, Parent shall pay off the Parent Credit Facility.

Section 6.16  Resignation of Directors.  Prior to the Effective Time, Parent shall deliver to Company evidence satisfactory to the Company of the resignation or removal of any director of Parent who will not serve as a director of Parent as of the Effective Time and Parent shall deliver evidence satisfactory to the Company of a sufficient number of vacancies on the Board of Directors of Parent as of the Effective Time to comply with the provisions of Section 2.6. Prior to the Effective Time, the Company shall deliver to Parent evidence satisfactory to Parent of the resignation or removal of any director of the Company who will not serve as a director of the Surviving Corporation as of the Effective Time and the Company shall deliver evidence satisfactory to Parent of a sufficient number of vacancies on the Board of Directors of the Company as of the Effective Time to comply with the provisions of Section 2.5.

Section 6.17  Notification of Certain Matters.  Each party shall give prompt notice to the other party of the occurrence or nonoccurrence of any event or the change in any circumstance, or the discovery of any fact, that would reasonably be expected to cause any of the conditions precedent set forth in Article VII to not be satisfied; provided, that the delivery of any notice pursuant to this Section 6.16 shall not limit or otherwise affect the remedies available hereunder to either party.

Section 6.18  Special Purpose Acquisition Company.  Prior to the Effective Time, Parent shall not sell, pledge, transfer or otherwise dispose of or further encumber any shares of Grubb & Ellis Realty Advisors, Inc.

Section 6.19  The NYSE Listing.  Parent shall promptly prepare and submit to the NYSE, a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause such shares to be approved for listing on the NYSE. The Company shall furnish such information concerning it, the Company’s director nominees pursuant to Section 2.6 hereof and the holders of the Company’s capital stock as Parent may reasonably request in connection with such actions and the preparation of the listing application.

Section 6.20  Rule 16b-3.  Prior to the Effective Time, the Parent may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and certain SEC No-Action Letters, any dispositions of equity securities of the Parent (including derivative securities with respect to equity securities of the Parent) resulting from the transactions contemplated by this Agreement by each officer or director of the Parent who is subject to Section 16 of the Exchange Act with respect to equity securities of the Parent.

Section 6.21  State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other state takeover law is or may become applicable to the transactions contemplated hereby, the Company, Parent and Merger Sub shall each take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such law on the transactions contemplated hereby.

Section 6.22  Company Officer’s Certificate.  Not later than five (5) Business Days prior to (x) the mailing date of the Proxy Statement and (y) the anticipated Closing Date, the Company shall provide to Parent in writing its estimate (as of the Effective Time) of the number of outstanding Company Common Stock on a fully diluted basis. Immediately prior to the Effective Time, the Company shall provide to Parent a certificate of the chief executive officer or chief financial officer of the Company setting forth the number of Company Common Stock outstanding on a fully diluted basis.

Section 6.23  Company Registration Statement.  The parties acknowledge that on May 7, 2007 the Company filed a registration statement on Form S-1 with the SEC to provide for the registration of the resale of shares of the Company’s common stock pursuant to Section 5 of the Securities Act (the ‘Registration Statement”). The Company agrees that during the term of this Agreement that (i) the Company will deliver to Parent copies of all correspondence received by the Company from the SEC with respect to the Registration Statement, including but not limited to all letters of comment from the Staff of the Division of Corporate Finance of the SEC, and (ii) the Company shall deliver any proposed amendments or supplements to such registration statement at least three (3) Business Days prior to filing with the SEC to Parent and Parent’s counsel for review and comment and in good faith give consideration to any comments received from Parent or Parent’s counsel and the Company shall deliver any proposed responses to any SEC correspondence for review and comment and in good faith give consideration to any comments thereto.

Section 6.24  Intellectual Property License.  Notwithstanding anything set forth herein to the contrary, including but not limited to the provisions of Section 6.2 hereof, Parent shall be entitled to enter into that certain License Agreement substantially in the form annexed hereto as Exhibit F (the “License Agreement”).

Section 6.25  Company Affiliate Transactions.  Notwithstanding any other provision of this Agreement, prior to the Effective Time, the Company shall not enter into any transaction with any advisor, managing member or general partner of any entity set forth on Schedule 6.25 of the Company Disclosure Schedule unless otherwise consented to by Parent.

ARTICLE VII

CONDITIONS OF CLOSING

Section 7.1  Conditions to Each Party’s Obligations.  The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval.  The Company Stockholder Approval shall have been received;

(b) Parent Stockholder Approval.  The Parent Stockholder Approval shall have been received;

(c) HSR Act.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and other applicable antitrust laws shall have been terminated or shall have expired or been terminated; and

(d) Injunctions; Illegality.  The consummation of the Merger or the other transactions contemplated hereby shall not have been restrained, enjoined or prohibited by any Judgment, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger or the transactions contemplated hereby by any Governmental Entity which is in effect and which prevents the consummation of or has the effect of making illegal the Merger or the transactions contemplated hereby (collectively, “Restraints”).

Section 7.2  Additional Conditions to Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent and Merger Sub in whole or in part in their sole discretion):

(a) (i) the representations and warranties of the Company contained in this Agreement that are qualified by reference to materiality or Company Material Adverse Effect (other than in Sections 4.1(a),

4.2(a), 4.3(a), 4.3(b) and 4.28) shall be true and correct in all respects (taking into account all exceptions therein for materiality and Company Material Adverse Effect) on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date (taking into account all exceptions therein for materiality and Company Material Adverse Effect)) with the same force and effect as if made on and as of the Closing Date;

(ii) the representations and warranties of the Company set forth in Sections 4.1(a), 4.2(a), 4.3(a) and 4.3(b) shall be true and correct in all respects on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date with the same force and effect as if made on and as of the Closing Date); and

(iii) all other representations and warranties of the Company shall be true and correct on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not have, and is not reasonably likely to have, a Company Material Adverse Effect.

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date;

(c) Parent shall have received (i) a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company that the conditions set forth in clauses (a) and (b) of this Section 7.2 have been satisfied; (ii) certified copies of resolutions duly adopted by the Board of Directors of the Company evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, the Escrow Agreement and the Company Voting Agreement, and the consummation of the transactions contemplated hereby and thereby; and (iii) the officer’s certificates deliverable pursuant to Section 6.22;

(d) since the date of this Agreement, no change, event or circumstance has occurred that has had a Company Material Adverse Effect that is continuing and no change, event or circumstance has occurred and is continuing that would reasonably be expected to have a Company Material Adverse Effect; and

(e) the Company shall have received the consents listed in Section 7.2(e) of the Company Disclosure Letter. No such consent listed in Section 7.2(e) shall be conditioned or restricted in a manner which, in the reasonable judgment of Parent, would be reasonably likely to have a materially adverse impact on Parent or the Surviving Corporation.

Section 7.3  Additional Conditions to Obligations of the Company.  The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part in its sole discretion):

(a) (i) the representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified by reference to materiality or a Parent Material Adverse Effect (other than in Sections 5.1(a), 5.2(a), 5.3(a) and 5.3(b)) shall be true and correct in all respects (taking into account all exceptions therein for materiality and Parent Material Adverse Effect), on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date (taking into account all exceptions therein for materiality and Parent Material Adverse Effect)) with the same force and effect as if made on and as of the Closing Date;

(ii) the representations and warranties of Parent set forth in Sections 5.1(a), 5.2(a), 5.3(a), and 5.3(b) shall be true and correct in all respects, on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date; and

(iii) all other representations and warranties of Parent and Merger Sub shall be true and correct on the date hereof and on and as of the Closing Date (except to the extent such representation and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate does not have, and is not reasonably likely to have, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing Date;

(c) the Company shall have received (i) a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent and Merger Sub that the conditions set forth in clauses (a) and (b) of this Section 7.3 have been satisfied; and (ii) certified copies of resolutions duly adopted by the Board of Directors of Parent evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, the Escrow Agreement and the Parent Voting Agreement, and the consummation of the transactions contemplated hereby and thereby;

(d) since the date of this Agreement, no change, event or circumstance has occurred that has had a Parent Material Adverse Effect that is continuing and no change, event or circumstance has occurred and is continuing that would reasonably be expected to have a Parent Material Adverse Effect;

(e) Parent shall have received the consents listed in Section 7.2(e) of the Parent Disclosure Letter; or alternatively, in the event that Parent elects to pay off the Parent Credit Facility pursuant to Section 6.15(b), Parent shall deliver the Parent Payoff Letters. No such consent listed in Section 7.2(e) shall be conditioned or restricted in a manner which in the reasonable judgment of the Company, would be reasonably likely to have a material adverse impact on Parent or the Surviving Corporation;

(f) Parent shall have delivered to the Company evidence, in a form reasonably satisfactory to the Company, of the appointment of the directors of Parent set forth on Schedule 2.6, with such appointments to become effective at the Effective Time; and

(g) the Company shall have received the opinion of Alston & Bird LLP, counsel to the Company, in from and substance reasonably acceptable to the Company and dated as of the Closing Date, to the effect that the Merger will be treated as a “plan of reorganization” within the meaning of treasury Regulation sections 1.368.2(g) and 1.368-3(a). In rendering such an opinion, Alston & Bird LLP may rely on customary assumptions and upon representations contained in officers’ certificates of the Company addressing such matters as Alston & Bird shall reasonably request.

ARTICLE VIII

TERMINATION

Section 8.1  Termination of Agreement.  This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time as follows:

(a) by mutual written consent of Parent and Merger Sub on the one hand and the Company on the other hand;

(b) by written notice from either Parent or the Company to the other if:

(i) the Closing shall not have occurred by December 31, 2007 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose breach of a representation, warranty, covenant or agreement in this Agreement (directly or indirectly) in whole or in part has been a cause of or resulted in the failure of the Merger to be consummated on or before such date; provided, however, that if the failure to consummate the Merger by such date is due solely to a delay in obtaining (A) approval for the Merger pursuant to the HSR Act in accordance with Section 6.6 or (B) a declaration of effectiveness from the SEC for the Form S-4 in accordance with Section 6.10, the date referred to in this Section 8.1(b)(i) shall be the earlier of (a) March 31, 2008 or (b) five (5) Business Days after both of the following have occurred (i) the approval of the Merger pursuant to the HSR Act has been obtained and (ii) the SEC has declared the Form S-4 effective.

(ii) any of the conditions precedent to the obligations of such party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled by the date specified in Section 8.1(b)(i) (provided that this Section 8.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or other agreement contained in the Agreement (directly or indirectly), in whole or in part has been a cause of or resulted in the inability to satisfy or fulfill such condition precedent;

(iii) if upon a vote at the Company Stockholders Meeting, the Company Stockholder Approval is not obtained; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iii) if the failure to obtain such Company Stockholder Approval is attributable to a failure on the part of the Company to perform any of its covenants or obligations under this Agreement;

(iv) if upon a vote at the Parent Stockholders Meeting, the Parent Stockholder Approval is not obtained; provided, however, that the Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iv) if the failure to obtain such Parent Stockholder Approval is attributable to a failure on the part of Parent to perform any of its obligations under this Agreement; or

(v) any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law, Judgment, injunction or ruling or taken any other action (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement and such Law, injunction, ruling, Judgment or other action shall have become final and nonappealable (a “Permanent Restraint”);

(c) by written notice from Parent to the Company:

(i) if, prior to the Company Stockholders Meeting, (A) the Board of Directors of the Company or any committee thereof makes an Adverse Recommendation Change;

(ii) if, prior to the Closing, there shall have occurred on the part of the Company a breach of any representation, warranty, agreement or covenant contained in this Agreement that (x) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (y) is not curable or, if curable, is not cured by the earlier of (A) the date specified in Section 8.1(b)(i) or (B) the date which is 20 Business Days after written notice of such breach given by Parent to the Company;

(iii) if the Parent receives a Superior Proposal and the Board of Directors of Parent reasonably determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such proposal constitutes a Superior Proposal and that a failure by the Board of Directors to terminate this Agreement and enter into an agreement to effect such Superior Proposal would constitute a breach of its fiduciary duties to Parent’s Stockholders under applicable Law; provided, however, that the Parent may not terminate this Agreement pursuant to this Section 8.1(c)(iii) unless it has first complied with its obligations under Section 6.3; or

(iv) if a Company Material Adverse Effect shall have occurred or if any event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Company Material Adverse Effect.

(d) by written notice from the Company to Parent:

(i) if, prior to the Parent Stockholders Meeting, (A) the Board of Directors of Parent or any committee thereof makes an Adverse Recommendation Change; or

(ii) if prior to the Closing there shall have occurred on the part of Parent or Merger Sub a breach of any representation, warranty, agreement or covenant contained in this Agreement that (x) would, result in a failure of a condition set forth in Sections 7.3(a) or 7.3(b) and (y) is not curable or, if curable, is not cured by the earlier of (A) the date specified in Section 8.1(b)(i) or (B) the date which is 20 Business Days after written notice of such breach is given by the Company to Parent; or

(iii) if the Company receives a Superior Proposal and the Board of Directors of the Company reasonably determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such proposal constitutes a Superior Proposal and that a failure by the Board of Directors to terminate this Agreement and enter into an agreement to effect such Superior Proposal would constitute a breach of its fiduciary duties to Company’s stockholders under applicable Law; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(d)(iii) unless it has first complied with its obligations under Section 6.3; or

(iv) if a Parent Material Adverse Effect shall have occurred or if any event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Parent Material Adverse Effect.

Section 8.2  Deposit; Fees and Expenses.

(a) Concurrently with the execution and delivery of this Agreement, the Company shall deliver to Wilmington Trust Corporation as the escrow agent (the “Escrow Agent”) Twenty Five Million Dollars ($25,000,000) (the “Deposit”), to be held, in an interest bearing account, and distributed in accordance with this Section 8.2 and with the concurrently executed Escrow Agreement in the form of Exhibit C annexed hereto (the “Escrow Agreement”).

(b) In accordance with the provisions of the Escrow Agreement, (i) upon the Closing, the Escrow Agent shall deliver the Deposit and all interest thereon to the Company, (ii) in the event of termination of this Agreement, the Escrow Agent shall deliver the Deposit and all interest thereon in accordance with this Section 8.2.

(c) Except as otherwise expressly set forth herein, each party shall bear its own costs and expenses (including fees and expenses of financial advisors and legal counsel) incurred in connection with this Agreement and the transaction contemplated thereby, whether or not the Merger is consummated.

(d) If this Agreement is terminated by (A) Parent pursuant to Section 8.1(c)(i), or (B) the Company, pursuant to Section 8.1(d)(iii), then the Escrow Agent shall deliver the Deposit as follows: (i) Fifteen Million Dollars ($15,000,000) and all interest thereon to Parent by wire transfer of immediately available funds and (ii) Ten Million Dollars ($10,000,000) and all interest thereon to the Company by wire transfer of immediately available funds.

(e) If this Agreement is terminated by (A) the Company pursuant to Section 8.1(d)(i), or (B) the Parent, pursuant to Section 8.1(c)(iii), then the Escrow Agent shall deliver the Deposit and all interest thereon to the Company and Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a fee of Fifteen Million Dollars ($15,000,000).

(f) If this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), then the Escrow Agreement shall deliver the Deposit and all interest thereon to Parent by wire transfer of immediately available funds.

(g) If this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a fee of Twenty Five Million Dollars ($25,000,000) and the Escrow Agent shall deliver the Deposit and all interest thereon to the Company.

(h) If the Agreement is terminated pursuant to Sections 8.1(a), 8.1(b)(i), 8.1(b)(ii), 8.1(b)(v), 8.1(c)(iv) or 8.1(d)(iv), then the Escrow Agent shall deliver the Deposit and all interest thereon to the Company.

(i) If the Agreement is terminated by the Parent or the Company pursuant to Section 8.1(b)(iii) and no Competing Proposal has been made in respect of the Company prior to the Company Stockholders Meeting, then the Escrow Agent shall deliver the Deposit and all interest thereon to the Company by wire transfer of immediately available funds in accordance with the first sentence of Section 8.2(l).

(j) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) and a Competing Proposal has been made in respect of the Company prior to the Company Stockholders Meeting, then the Escrow Agent shall deliver Ten Million Dollars ($10,000,000) of the Deposit and all interest thereon to the Company by wire transfer of immediately available funds in accordance with the first sentence of Section 8.2(l) and Fifteen Million Dollars ($15,000,000) of the Deposit and all interest thereon as follows: (A) in the event the Company does not close a transaction within twelve (12) months after such termination of this Agreement with the Person (or any Affiliate of such Person) that submitted or announced a Competing Proposal prior to the Company Stockholders Meeting, the Escrow Agent shall deliver Fifteen Million Dollars ($15,000,000) of the Deposit and all interest thereon to the Company by wire transfer of immediately available funds within five (5) Business Days of the twelve (12) month anniversary of such termination or (B) in the event the Company closes a transaction within twelve (12) months after such termination of this Agreement with the Person (or any Affiliate of such Person) that submitted or announced a Competing Proposal prior to the Company Stockholders Meeting, the Escrow Agent shall deliver the Fifteen Million Dollars ($15,000,000) of the Deposit and all interest thereon to the Parent by wire transfer of immediately available funds in accordance with Section 8.2(l).

(k) If this Agreement is terminated by the Parent or the Company pursuant to Section 8.1(b)(iv) and a Competing Proposal has been made in respect of Parent prior to the Parent Stockholders Meeting, then the Escrow Agent shall deliver the Deposit and all interest thereon to the Company by wire transfer of immediately available funds in accordance with the first sentence of Section 8.2(l) and if thereafter Parent closes a transaction within twelve (12) months after termination of this Agreement with a Person (or any Affiliate of such Person) that submitted or announced a Competing Proposal in respect of the Parent prior to the Parent Stockholders Meeting, then the Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a fee of Fifteen Million Dollars ($15,000,000) within five (5) Business Days of the closing of such transaction.

(l) Other than as provided in the immediately following sentence, all payments required under this Section 8.2 shall be made within five (5) Business Days of termination of this Agreement. All payments required to be made by Parent as a consequence of the provisions of Section 8.2(k) and all payments required to be made by Company and the Escrow Agent as a consequence of the provisions of Section 8.2(j)(B) shall, notwithstanding anything set forth herein to the contrary, be required to be paid within five (5) Business Days of the closing of a the transactions specified in such provisions, as the case may be.

(m) If either party fails to pay to the other party any amount due under Section 8.2 in accordance with the provision of this Section 8.2, then the breaching party shall pay and reimburse the other party (i) for all costs and expenses (including reasonable and documented legal fees and expenses) of the other party in connection with all costs of collection and any actions, including without limitation the filing of any lawsuit or other legal action, taken to collect payment and (ii) interest on such unpaid amounts at the prime lending rate prevailing at such time, as published from time to time in The Wall Street Journal, from the date such amount was required to be paid until the date that the amount is actually received by the party entitled to such fee.

Section 8.3.  Effect of Termination.  In the event of termination of this Agreement by a party pursuant to Section 8.1, this Agreement shall thereupon terminate and become void and have no effect, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company, except that (i) the provisions of Sections 6.9, 8.1, 8.2, Article IX and this Section 8.3 shall survive the termination of this Agreement and the parties shall remain liable for any payments thereunder and obligated to comply with any agreements or covenants thereunder, (ii) such termination shall not relieve any party of any liability for any breach of this

Agreement and (iii) upon such termination, the parties shall comply with all the provisions of each of the Company Confidentiality Agreement and the Parent Confidentiality Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1  Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing Date, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing.

Section 9.2  Assignment; Binding Effect.  This Agreement and the rights hereunder are not assignable (whether by operation of law or otherwise) unless such assignment is consented to in writing by each of Parent, Merger Sub and the Company and any attempt to make any such assignment without such consent shall be null and void; provided, however, that Parent and Merger Sub, on the one hand, and the Company, on the other hand, may without such consent, assign in writing, directly or indirectly, their or its respective rights (but not their or its respective obligations) hereunder to any of their or its respective wholly owned Subsidiaries (provided that no such assignment shall relieve such parties of their obligations hereunder). Subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

Section 9.3  Choice of Law; Jurisdiction.

(a) The Merger, this Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to conflict of laws principles.

(b) Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of or relates to this Agreement or any transaction contemplated hereby; (ii) agrees that all claims in respect of such Action may be heard and determined in any such court; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action relating to this Agreement or any transaction contemplated hereby in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware; and (v) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought. Each of the parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices by registered mail in Section 9.4. Nothing in this Section 9.3(b), however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 9.4  Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered personally, when received, (b) if sent by cable, telecopy, telegram, email or facsimile (which is confirmed by the intended recipient), when sent, (c) if sent by overnight courier service, on the next Business Day after being sent, or (d) if mailed by certified or registered mail, return receipt requested, with postage prepaid, five Business Days after being deposited in the mail, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent, to:

Grubb & Ellis Company
c/o C. Michael Kojaian
Chairman of the Board
39400 Woodward Avenue
Suite 250
Bloomfield Hills, MI 48304

with a copy simultaneously and by like means to:

Zukerman Gore & Brandeis, LLP
875 Third Avenue
New York, NY 10022
Facsimile (212) 223-6433
Attn: Clifford A. Brandeis, Esq.

If to Company, to:

NNN Realty Advisors, Inc.
1551 North Tustin Avenue
Suite 300
Santa Ana, CA 92705
Facsimile: (714) 667-0315
Attn: Anthony W. Thompson, Chairman and
           Scott D. Peters, Chief Executive Officer and President

with a copy simultaneously and by like means to:

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
Facsimile: (404) 881-7777
Attn: Rosemarie Thurston, Esq.

Section 9.5  Headings.  The table of contents and headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 9.6  Entire Agreement.  This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), the Company Confidentiality Agreement, the Parent Confidentiality Agreement and the Escrow Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties, both written and oral, with respect to the subject matter of such agreements; provided, however, that none of the foregoing shall supersede the terms and provisions of either of the Company Confidentiality Agreement or the Parent Confidentiality Agreement, each of which shall survive and remain in effect until expiration or termination thereof in accordance with their respective terms.

Section 9.7  Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(b) Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement.

(d) Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereunder,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e) Unless the context requires otherwise, the term “knowledge” means (i) with respect to the Company, the actual knowledge (without investigation) of the Persons listed in Section 9.7(e) of the Company Disclosure Letter and (ii) with respect to Parent and/or Merger Sub, the actual knowledge (without investigation)of the Persons listed in Section 9.7(e) of the Parent Disclosure Letter.

(f) Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(g) References in this Agreement to “dollars” or “$” are to U.S. dollars.

(h) Except as otherwise specifically provided herein, where any action is required to be taken on a particular day and such day is not a Business Day and, as a result, such action cannot be taken on such day, then this Agreement shall be deemed to provide that such action shall be taken on the first Business Day after such day.

(i) This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

Section 9.8  Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the parties hereto; provided, however, that there shall be made no amendment that by Law requires further approval by the holders of Company Common Stock or holders of the Parent Common Stock without such approval having been obtained. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.9  Counterparts; Facsimile or Electronic Signatures.  This Agreement may be executed in any number of original, facsimile or electronic counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart.

Section 9.10  Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder except that each D&O Indemnitee (or, if deceased, such individual’s estates, heirs, personal representatives, successors and assigns) shall have the right to enforce the obligations of Parent and the Surviving Corporation to such Persons solely with respect to and as set forth in Section 6.7.

Section 9.11  Severability.  If any term, covenant, restriction or provision of this Agreement or the application of any such term, covenant, restriction or provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term, covenant, restriction or provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. The parties shall engage in good faith negotiations to replace any term, covenant, restriction or provision which is declared invalid, illegal or unenforceable with a valid, legal and enforceable term, covenant, restriction or provision, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable term, covenant, restriction or provision which it replaces.

Section 9.12  Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur for which no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties shall be entitled to an injunction or injunctions and specific performance of the terms hereof, this being in addition to any other remedy at Law or in equity, without the necessity of posting bonds or other undertaking in connection therewith. The parties acknowledge that in absence of a waiver, a bond or undertaking may be required by a court and the parties hereby waive any such requirement of such a bond or undertaking.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

Grubb & Ellis Company

By:	/s/ C. Michael Kojaian
Name: C. Michael Kojaian

Title:	Chairman of the Board

B/C Corporate Holdings, Inc.

By:	/s/ C. Michael Kojaian
Name: C. Michael Kojaian

Title:	Chairman of the Board

NNN Realty Advisors, Inc.

By:	/s/ Scott D. Peters
Name: Scott D. Peters

Title:	Chief Executive Officer and President

ANNEX B
Certificate of Amendment
Of
Restated Certificate of Incorporation
Of
Grubb & Ellis Company

It is hereby certified that:

1. The name of the corporation (the “Corporation”) is Grubb & Ellis Company, and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on December 5, 1980.

2. The Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article:

“Article IV

The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred ten million (110,000,000) shares, of which one hundred million (100,000,000) shares with a par value of $.01 per share each shall be designated Common Stock, and of which ten million (10,000,000) shares with a par value of $.01 per share shall be designated Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof (including, without limitation, the voting powers, if any, the dividend rate, conversion rights, redemption price, or liquidation preference), of any wholly unissued series of Preferred Stock, to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.”

3. The Restated Certificate of Incorporation of the Corporation is further amended by striking out Article VI thereof and by substitution in lieu of said Article the following new Article:

“Article VI

The property, business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors of the Corporation shall be nine.

The Corporation’s Board of Directors shall be divided into three equal classes designated as Class A, Class B, and Class C, respectively. The initial Class A, Class B and Class C directors shall be the Class A, Class B and Class C directors elected at the Corporation’s special meeting in lieu of an annual meeting held in 2007 at which this Certificate of Amendment was approved. At the annual meeting of the stockholders to be held in 2008, the term of office of the initial Class A directors shall expire and Class A directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2009, the term of office of the initial Class B directors shall expire and Class B directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2010, the term of office of the initial Class C directors shall expire and Class C directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article VI, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier resignation, or removal. Any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office for the remaining term of

B-1

office for the applicable class of directors to which such director was assigned and until their successors shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. The stockholders of the Corporation shall not have cumulative voting rights.”

4. The amendment of the Restated Certificate of Incorporation herein has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:
Name:

Title:

Signed:          , 2007

B-2

ANNEX C

May 22, 2007

PERSONAL AND CONFIDENTIAL

Board of Directors

Grubb & Ellis Company
500 W. Monroe Street, Suite 2800
Chicago, IL 60661

Members of the Board:

We understand that Grubb & Ellis Company (“Grubb & Ellis”), together with NNN Realty Advisors, Inc. (“NNN”) and B/C Corporate Holdings, Inc., a wholly owned subsidiary of Grubb & Ellis (“Merger Sub”) propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated May 22, 2007 (the “Agreement”), which provides, among other things, for the merger of the Merger Sub with and into NNN (the “Merger”). Pursuant to the Agreement, each share of NNN common stock issued and outstanding immediately prior to the Merger, other than shares held by Grubb & Ellis, Merger Sub or NNN and certain other shares specified in the Agreement, will be converted into the right to receive 0.88 shares of Grubb & Ellis common stock (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the stockholders of Grubb & Ellis. For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of Grubb & Ellis and NNN;

(ii) reviewed certain internal financial statements and other financial and operating data concerning Grubb & Ellis and NNN that were prepared by the management of Grubb & Ellis and NNN, respectively;

(iii) reviewed certain financial forecasts prepared by the management of Grubb & Ellis and NNN;

(iv) reviewed the reported prices and trading activity for Grubb & Ellis common stock;

(v) compared the financial performance of Grubb & Ellis and the prices and trading activity of Grubb & Ellis’ common stock with that of certain other publicly-traded companies that we believe are generally comparable to Grubb & Ellis;

(vi) compared the financial performance of NNN with the financial performance and trading activity of certain publicly-traded companies that we believe are generally comparable to NNN;

(vii) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions involving companies in lines of business that we believe are generally comparable to Grubb & Ellis and NNN;

(viii) participated in discussions and negotiations among representatives of Grubb & Ellis and NNN and their financial and legal advisors;

(ix) reviewed the Agreement and certain related documents; and

(x) considered such other factors and performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by Grubb & Ellis and NNN for the purposes of this opinion. We have further relied upon the assurance of the management of Grubb & Ellis and NNN that they

C-1

are not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial forecasts we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of Grubb & Ellis and NNN. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of Grubb & Ellis and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of Grubb & Ellis or NNN, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, Grubb & Ellis’ underlying business decision to enter into the Agreement, or the relative merits of the Merger as compared to any alternative business strategies that might exist for Grubb & Ellis or the effect of any other transaction in which Grubb & Ellis might engage. We were not requested to consider, and our opinion does not address, the non-financial terms of the Agreement, nor does it address the terms of any of the related agreements to be entered into by the parties.

We are acting as financial advisor to the Board of Directors of Grubb & Ellis in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. We will also receive a fee for providing this opinion. In addition, Grubb & Ellis has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our trading, brokerage, investment management and financing activities, JMP Securities LLC (“JMP”) or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in equity securities of Grubb & Ellis or any other company or any currency or commodity that may be involved in this transaction. JMP and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, investment banking services to Grubb & Ellis and have received fees for the rendering of such services.

It is understood that this letter is for the information of the Board of Directors of Grubb & Ellis and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing required to be made by Grubb & Ellis in respect of the transaction with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, JMP expresses no opinion or recommendation as to how the stockholders of Grubb & Ellis should vote at the stockholders’ meeting to be held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the stockholders of Grubb & Ellis.

Very truly yours,

JMP SECURITIES LLC

JMP Securities LLC
600 Montgomery Street	tel 415.835.8900
Suite 1100	fax 415.835.8920
San Francisco, CA 94111	www.jmpsecurities.com

C-2

ANNEX D

May 21, 2007
Board of Directors
1551 North Tustin Boulevard
Suite 200
Santa Ana, California 92705

Members of the Board of Directors:

We understand that NNN Realty Advisors, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Grubb & Ellis Company (“Parent”) pursuant to which, among other things, B/C Holdings, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), will merge with and into the Company with the Company surviving the merger. We further understand that, upon the effectiveness of the merger, each share of common stock of the Company (“Company Stock”) issued and outstanding immediately prior to the effective time of the merger (other than any shares of Company Stock owned directly or indirectly by Parent or the Company) will be converted into the right to receive 0.88 (the “Exchange Ratio”) of a share of common stock of Parent (“Parent Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of May 21, 2007 by and among Parent, Merger Sub and the Company (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Exchange Ratio to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and Parent that we believe to be relevant to our analysis, including the Company’s Registration Statement on Form S-1 filed on May 07, 2007 and Parent’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 and March 31, 2006 (3) financial and operating information with respect to the business, operations and prospects of the Company and Parent furnished to us by the Company and Parent, respectively, including (i) financial projections of the Company prepared by management of the Company and (ii) financial projections of Parent and estimated cost savings and operating synergies expected to result from the combination of the businesses of the Company and Parent (the “Estimated Synergies”), each as prepared by the management of Parent, (4) a trading history of Parent Stock from June 10, 2004 to May 18, 2007 and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company and Parent with each other and with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (7) the relative contributions of the Company and Parent to the future financial position of the combined company on a pro forma basis, (8) the potential pro forma impact of the Proposed Transaction on the future financial performance and capitalization of the combined company, including the effect on the combined company’s earnings per share and expected dividends, (9) the fact that, pro forma for the Proposed Transaction, the stockholders of the Company will own, in the aggregate, approximately 59% of the outstanding capital stock of the combined company, and (10) the fact that, as a result of the Proposed Transaction, the Company will not incur costs associated with the Company’s existing contractual obligations to register certain of its outstanding Company Stock under the federal securities laws. In addition, we have had discussions with the managements of the Company and Parent concerning their respective businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

D-1

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of the Company and Parent that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the financial projections of Parent, including the Expected Synergies, upon advice of Parent, we have assumed that such projections have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Parent as to the future financial performance of Parent. However, for purposes of our analysis, we also have considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of Parent, including the Expected Synergies. We have discussed these adjusted projections and adjusted Expected Synergies with the management of the Company and they have agreed with the appropriateness of the use of, and our reliance upon, such adjusted projections and adjusted Expected Synergies in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

In addition, we express no opinion as to the prices at which shares of Parent Stock will trade at any time following the announcement of the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and the remainder which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and Parent in the past, and expect to provide such services in the future, and have received, and expect to receive, customary fees for such services. In the ordinary course of our business, we may actively trade in the equity securities of Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

D-2

Annex E

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsection (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsection (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsection (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsection (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Grubb & Ellis is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (“DGCL”) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer or employee of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director, officer, employer or agent is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article X of Grubb & Ellis’ Certificate of Incorporation provides that it shall, to the fullest extent permitted by applicable law, including, without limitation, the DGCL, indemnify each of its directors and officers, present or former, whom it may indemnify pursuant to such applicable law, including certain liabilities under the Securities Act. In addition, Article X of the Certificate of Incorporation provides that a director shall not be liable to Grubb & Ellis or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Grubb & Ellis or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate of Incorporation is to eliminate Grubb & Ellis’ rights and the rights of its stockholders (through stockholders’ derivative suits on Grubb & Ellis’ behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate Grubb & Ellis’ rights or the rights of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. Furthermore, Section 7.01 of Grubb & Ellis’ Bylaws states that Grubb & Ellis will, to the fullest extent permitted by the DGCL, as amended from time to time, indemnify each person who is made a party to or is involved in any proceeding by reason of acting in the capacity of director, officer, employee or certain other capacities with Grubb & Ellis against certain liabilities, including certain liabilities under the Securities Act of 1933.

Grubb & Ellis has entered into indemnification agreements with each of its directors, which also provide indemnification against certain liabilities, including certain liabilities under the Securities Act of 1933. Grubb & Ellis currently maintain directors’ and officers’ liability insurance in the form of policies which provide for coverage of liabilities up to a maximum amount of $30 million per policy year (subject to certain minimum initial payments by Grubb & Ellis in some circumstances). The policies insure directors and officers for liabilities incurred in connection with or on Grubb & Ellis’ behalf, except for losses incurred on account of certain specified liabilities.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
No.	Document

2.1	Agreement and Plan of Merger dated as of May 22, 2007, among Grubb & Ellis and NNN Realty Advisors and the other parties thereto (included in Annex A to the joint proxy statement/prospectus which is part of this registration statement)
3.1	Restated Certificate of Incorporation of Grubb & Ellis, incorporated herein by reference to Exhibit 3.2 to Grubb & Ellis’ Annual Report on Form 10-K filed on March 31, 1995
3.2	Amendment to the Restated Certificate of Incorporation of Grubb & Ellis as filed with the Delaware Secretary of State on December 8, 1997, incorporated herein by reference to Exhibit 4.4 to Grubb & Ellis’ Registration Statement on Form S-8 filed on December 19, 1997 (File No. 333-42741)
3.3	Bylaws of Grubb & Ellis, as amended and restated effective May 31, 2000, incorporated by reference to Exhibit 3.5 to Grubb & Ellis’ Annual Report on Form 10-K dated September 28, 2000
4.1	Specimen common stock certificate incorporated by reference to Exhibit 4.2 to Grubb & Ellis’ Registration Statement on Form S-3 filed on July 22, 1994 (File No. 033-54707)
5.1	Form of Opinion of Zukerman Gore & Brandeis, LLP regarding validity of the shares of Grubb & Ellis common stock registered hereunder
8.1	Form of Opinion of Alston & Bird LLP regarding material federal income tax consequences relating to the merger
23.1	Consent of Deloitte & Touche LLP with respect to NNN Realty Advisors and Triple Net Properties Realty, Inc. and subsidiary
23.2	Consent of KMJ Corbin & Company LLP with respect to NNN Realty Advisors
23.3	Consent of Ernst & Young LLP with respect to Grubb & Ellis
24.1	Power of Attorney (included in signature page of initial filing of this registration statement)
99.1	Form of Proxy Card of Grubb & Ellis
99.2	Form of Proxy Card of NNN Realty Advisors
99.3	Consent of JMP Securities LLC
99.4	Consent of Lehman Brothers Inc.

Exhibit
No.	Document

99.5	Consent of Anthony W. Thompson to be named as a director
99.6	Consent of Scott D. Peters to be named as a director
99.7	Consent of Glenn L. Carpenter to be named as a director
99.8	Consent of Harold H. Greene to be named as a director
99.9	Consent of Gary H. Hunt to be named as a director
99.10	Consent of D. Fleet Wallace to be named as a director

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

NNN REALTY ADVISORS, INC.

December 31, 2006

	Balance at	Charged to
	Beginning of	Costs and		Balance at End
(In thousands)	Period	Expenses	Deductions(1)	of Period

Allowance for accounts receivable
Year Ended December 31, 2006	$153	$886	$(316)	$723
Year Ended December 31, 2005	$992	$153	$(992)	$153
Year Ended December 31, 2004	$1,655	$411	$(1,074)	$992
Allowance for notes receivable
Year Ended December 31, 2006	$562	$811	$27	$1,400
Year Ended December 31, 2005	$1,186	$3,957	$(4,581)	$562
Year Ended December 31, 2004	$542	$2,054	$(1,410)	$1,186

(1)	Uncollectible accounts written off, net of recoveries

Schedule III — REAL ESTATE AND ACCUMULATED DEPRECIATION
NNN REALTY ADVISORS, INC.

							Maximum Life on
				Costs			Which Depreciation	Gross Amount at Which Carried at
	Initial Costs to Company			Capitalized			in Latest Income	December 31, 2006
			Buildings and	Subsequent to	Date	Date	Statement is		Buildings and		Accumulated
(In thousands)	Encumbrance	Land	Improvements	Acquisition	Constructed	Acquired	Computed	Land	Improvements	Total(a)	Depreciation(b)

Property Held for Investment

Rocky Mountain Exchange	$4,933	$1,202	$2,559	$—	1984	6/8/2005	39 years	$1,202	$2,559	$3,761	$190
(Office) Denver, CO

Park at Spring Creek	—	—	—	62	1997-1999	6/8/2005	39 years	—	63	63	11
(Residential) Tomball, TX

Sanctuary at Highland Oaks	—	—	—	181	1999	7/29/2005	39 years	—	181	181	17
(Residential) Tampa, FL

St. Charles	—	—	—	57	1998	9/27/2005	39 years	—	57	57	9
(Residential) Kennesaw, GA

Property Held for Sale

Southpointe Office Park	13,720	2,831	9,067	—	1991-2002	6/29/2006	39 years	2,831	9,067	11,898	3
(Medical Office) Indianapolis, IN

Crawfordsville Medical Office Park	6,396	690	4,798	—	1988-2000	9/12/2006	39 years	690	4,798	5,488	—
(Medical Office) Crawfordsville, IN

1600 Parkwood	24,130	1,862	21,016	—	1985	12/28/2006	39 years	1,862	21,015	22,877	—
(Office) Atlanta, GA

NNN Royal 400 LLC	2,660	—	—	—	1998	12/29/2006	39 years	—	—	—	—
(Office) Alpharetta, GA

	$51,839	$6,585	$37,440	$300				$6,585	$37,740	$44,325	$230

(a) The changes in real estate held for investment and held for sale for the year ended December 31, 2006 are as follows:

(In thousands)
Balance at December 31, 2005	$3,772
Acquisitions	40,264
Additions	289
Disposals	—

Balance at December 31, 2006	$44,325

For federal income tax purposes, the aggregate costs of the consolidated properties were approximately $58.1 million.

(b) The changes in accumulated depreciation for the year ended December 31, 2006 are as follows:

(In thousands)
Balance at December 31, 2005	$78
Additions	152
Disposals	—

Balance at December 31, 2006	$230

The Changes in real estate held for investment for the year ended December 31, 2005 are as follows:

(In thousands)
Balance at December 31, 2004	$—
Acquisitions	3,761
Additions	11
Disposals	—

Balance at December 31, 2005	$3,772

The changes in accumulated depreciation for the year ended December 31, 2005 are as follows:

(In thousands)
Balance at December 31, 2004	$—
Additions	78
Disposals	—

Balance at December 31, 2005	$78

(1)	The Company is a master lessee of these residential properties and therefore does not own the asset.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 28, 2007.

GRUBB & ELLIS COMPANY

By:	/s/ Mark E. Rose
Name: Mark E. Rose

Title:	Director and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date
/s/ Mark E. Rose Mark E. Rose		Chief Executive Officer (Principal Executive Officer)	September 28, 2007

* Richard W. Pehlke		Chief Financial Officer (Principal Financial and Accounting Officer)	September 28, 2007

* Anthony G. Antone		Director	September 28, 2007

* C. Michael Kojaian		Director	September 28, 2007

* Robert J. McLaughlin		Director	September 28, 2007

* F. Joseph Moravec		Director	September 28, 2007

* Rodger D. Young		Director	September 28, 2007

*By:	/s/ Mark E. Rose Mark E. Rose As Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Document

2.1	Agreement and Plan of Merger dated as of May 22, 2007, among Grubb & Ellis and NNN Realty Advisors and the other parties thereto (included in Annex A to the joint proxy statement/prospectus which is part of this registration statement)
3.1	Restated Certificate of Incorporation of Grubb & Ellis, incorporated herein by reference to Exhibit 3.2 to Grubb & Ellis’ Annual Report on Form 10-K filed on March 31, 1995
3.2	Amendment to the Restated Certificate of Incorporation of Grubb & Ellis as filed with the Delaware Secretary of State on December 8, 1997, incorporated herein by reference to Exhibit 4.4 to Grubb & Ellis’ Registration Statement on Form S-8 filed on December 19, 1997 (File No. 333-42741)
3.3	Bylaws of Grubb & Ellis, as amended and restated effective May 31, 2000, incorporated by reference to Exhibit 3.5 to Grubb & Ellis’ Annual Report on Form 10-K dated September 28, 2000
4.1	Specimen common stock certificate incorporated by reference to Exhibit 4.2 to Grubb & Ellis’ Registration Statement on Form S-3 filed on July 22, 1994 (File No. 033-54709)
5.1	Form of Opinion of Zukerman Gore & Brandeis, LLP regarding validity of the shares of Grubb & Ellis common stock registered hereunder
8.1	Form of Opinion of Alston & Bird LLP regarding material federal income tax consequences relating to the merger
23.1	Consent of Deloitte & Touche LLP with respect to NNN Realty Advisors and Triple Net Properties Realty, Inc. and subsidiary
23.2	Consent of KMJ Corbin & Company LLP with respect to NNN Realty Advisors
23.3	Consent of Ernst & Young with respect to Grubb & Ellis
24.1	Power of Attorney (included in signature page of initial filing of this registration statement)
99.1	Form of Proxy Card of Grubb & Ellis
99.2	Form of Proxy Card of NNN Realty Advisors
99.3	Consent of JMP Securities LLC
99.4	Consent of Lehman Brothers Inc.
99.5	Consent of Anthony W. Thompson to be named as a director
99.6	Consent of Scott D. Peters to be named as a director
99.7	Consent of Glenn L. Carpenter to be named as a director
99.8	Consent of Harold H. Greene to be named as a director
99.9	Consent of Gary H. Hunt to be named as a director
99.10	Consent of D. Fleet Wallace to be named as a director